82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030542

REGISTRANT'S NAME Chaoda Modern Agriculture Holdings Ltd.

*CURRENT ADDRESS Room 2705 27th Floor
China Resources Building
26 Harbour Road
Wanchai, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 5248 FISCAL YEAR 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☒
DEF 14A (PROXY)	☐		

OICF/BY: Ame O'Brien

DATE : 2/26/02

Exhibit D - Item (1)

Chaoda Modern Agriculture (Holdings) Limited

超大現代農業（控股）有限公司

(incorporated in the Cayman Islands with limited liability)

Placing and Public Offer

Global Coordinator, Lead Manager and Sponsor

ICEA

A subsidiary of ICBC




超大现代农业
专家智囊团会议





IMPORTANT

If you are in any doubt about this prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

Chaoda Modern Agriculture (Holdings) Limited

超大現代農業（控股）有限公司

(incorporated in the Cayman Islands with limited liability)

Placing and Public Offer

Number of Offer Shares	:	**400,000,000 new Shares (subject to Over-allotment Option)**
Number of Placing Shares	:	**360,000,000 new Shares (subject to adjustment)**
Number of Public Offer Shares	:	**40,000,000 new Shares (subject to adjustment)**
Offer Price	:	**not more than HK$1.63 per Share, payable in full on application, subject to refund**
Par value	:	**HK$0.10 each**
Stock code	:	**682**

Global Coordinator, Lead Manager and Sponsor

ICEA
A subsidiary of ICBC

Co-Lead Manager

BOCI Asia Limited

Co-Managers

The Bank of East Asia, Limited

CEF Capital Limited
KGI Asia Limited
Sun Hung Kai International Limited
Ka Wah Capital Limited
Shenyin Wanguo Capital (H.K.) Limited
Tai Fook Securities Company Limited

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this prospectus, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus.

A copy of this prospectus, having attached thereto the documents specified under the heading "Documents delivered to the Registrar of Companies" in Appendix VI to this prospectus, has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance. The Securities and Futures Commission and the Registrar of Companies in Hong Kong take no responsibility as to the contents of this prospectus or any other document referred to above.

The Offer Price is expected to be fixed by agreement between ICEA, on behalf of the Underwriters, and the Company before 5:00 p.m. on 9th December, 2000 or such later date as may be agreed between the parties, but in any event, no later than 5:00 p.m. on 14th December, 2000. The Offer Price will be not more than HK$1.63 per Share and is expected to be not less than HK$1.40 per Share although ICEA, on behalf of the Underwriters, and the Company may agree to a lower price. If ICEA, on behalf of the Underwriters, and the Company are unable to reach agreement on the Offer Price by 5:00 p.m. on 14th December, 2000, the Share Offer will not proceed.

5th December, 2000

	2000 *(Note 1)*
Application lists open *(Note 2)*	11:45 a.m. on Friday, 8th December
Latest time for lodging **WHITE** and **YELLOW** application forms	12:00 noon on Friday, 8th December
Application lists close	12:00 noon on Friday, 8th December
Price determination date *(Note 3)*	5:00 p.m. on Saturday, 9th December
Announcement of the final Offer Price, the level of indication of interest in the Placing, the results of applications and basis of allocation of the Public Offer and the Hong Kong identity card numbers of successful applicants to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before	Wednesday, 13th December
Despatch/collection of share certificates and refund cheques on or before *(Notes 4 to 7)*	Thursday, 14th December
Dealings in Shares on the Stock Exchange to commence on	Friday, 15th December

Notes:

(1) All times refer to Hong Kong local time. Details of the structure of the Share Offer, including its conditions, are set out in the section headed "Structure of the Share Offer" in this prospectus.

(2) If there is a "black" rainstorm warning or a tropical cyclone warning signal number 8 or above in force in Hong Kong at any time between 9:00 am and 12:00 noon on 8th December, 2000 in Hong Kong, the application lists will not open and close on that day. Further information is set out under the paragraph headed "Effect of bad weather on the opening of the application lists" in the section headed "How to apply for the Public Offer Shares" of this prospectus.

(3) If, for any reason, the Offer Price is not determined at or before 5:00 p.m. on 9th December, 2000, the expected timetable may be postponed, but in any event, the expected date of determination of the Offer Price will not be later than 14th December, 2000. If, for any reason, the Offer Price is not agreed between ICEA, on behalf of the Underwriters, and the Company by 5:00 p.m. on 14th December, 2000, the Share Offer will not proceed.

(4) Refund cheques will be issued in respect of wholly or partially unsuccessful applications pursuant to the Public Offer and also in respect of wholly or partially successful applications in the event that the final Offer Price is less than the price payable on application.

(5) Applicants who apply on **WHITE** application forms for 500,000 Public Offer Shares or more under the Public Offer and have indicated in their application forms that they wish to collect any refund cheques and share certificates in person from the Company's share registrar, Abacus Share Registrars Limited, may do so in person from 9:00 a.m. to 1:00 p.m. on 14th December, 2000. Applicants being individuals who opt for personal collection must not authorise any other person to make collection on their behalf. Applicants being corporations who opt for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporation chops. Identification and (where applicable) authorisation documents acceptable to Abacus Share Registrars Limited must be produced at the time of collection.

(6) Applicants who apply on **YELLOW** application forms for 500,000 Public Offer Shares or more under the Public Offer may collect their refund cheques, if any, in person but may not elect to collect their share certificates, which will be deposited into CCASS for the credit of their designated CCASS Participants' stock accounts or CCASS Investor Participant stock accounts, as appropriate. The procedures for collection of refund cheques for **YELLOW** application form applicants are the same as those for **WHITE** application form applicants.

(7) Uncollected share certificates and refund cheques will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant application forms. Further details are set out in the paragraph headed "Collection/posting of share certificates and refund cheques and deposit of share certificates into CCASS" under the section headed "How to apply for Public Offer Shares" in this prospectus.

CONTENTS

You should rely only on the information contained in this prospectus and the application forms to make your investment decision.

The Company has not authorised anyone to provide you with information that is different from what is contained in this prospectus.

Any information or representation not made in this prospectus must not be relied on by you as having been authorised by the Company, the Underwriters, their respective directors or affiliates, or any other person involved in the Share Offer.

CONTENTS

This summary aims to give you an overview of the information contained in this prospectus and should be read in conjunction with the full text of this prospectus. Since this is a summary, it does not contain all the information that may be important to you. You should read the whole document before you decide to invest in the Offer Shares.

BUSINESS

The Group is an integrated and modern agricultural enterprise. The Group is principally engaged in the agricultural produce and livestock businesses in the PRC. The Group and the Chaoda Group, both controlled by the Controlling Shareholders, form one of the largest integrated and modern agricultural enterprises in the PRC. The Group and the Chaoda Group both utilise advanced agricultural technologies and together, they supply a wide range of agricultural produce, agricultural raw materials and ancillary agricultural products.

Agricultural produce business

The Group is engaged in the cultivation and sale of high quality agricultural produce including vegetables, fruits and rice in the PRC, and is one of the major suppliers of such produce in the PRC and Hong Kong. The Group also sells ancillary food products at its dedicated retail sales outlets (專賣店). All of the Group's agricultural produce are marketed under the "Chaoda (超大)" brand name and trade mark. Further details of the specific types of vegetables, fruits and rice currently produced and the ancillary food products sold by the Group are set out below:

(i) Vegetables: The Group produces various types of vegetables including white cabbage/pak choy (白菜), baby white cabbage/baby pak choy (小白菜), Shanghai cabbage (上海青), Chinese flowering cabbage/choy sum (菜心), broccoli (西蘭花), garlic bolt (蒜苗), chilli pepper (辣椒), aloe vera (蘆薈), turnip (白蘿蔔), bell pepper (五彩椒), water spinach/tung choy (通菜), potato (馬鈴薯), bitter melon (苦瓜), spinach (菠菜), celery (西芹), lettuce (生菜), cucumber (黃瓜), long bean (四季豆), carrot (胡蘿蔔), eggplant (茄子), spring onion (葱), Chinese kale/gai lan (芥蘭), onion (洋葱), Italian lettuce (意大利生菜), taro (芋頭), winter melon (冬瓜), green bean (豆角), hairy bean (毛豆), sweet pimiento (甜椒), pea pod (荷蘭豆), hairy melon (絲瓜), leek (大蒜), Chinese celery (芹菜), sweet corn (粟米), pumpkin (南瓜), tomato (番茄) and calabash (胡蘆).

(ii) Fruits: The Group produces various types of fruits including navel orange (臍橙), laichee (荔枝), cherry tomato (櫻桃番茄), water melon (西瓜), yellow melon (金滿地甜瓜), peach (桃), pear (梨), plum (布冧), grapefruit (柚) and longan (龍眼).

(iii) Rice: The Group produces various species of mostly high quality rice crops including rice (大米), red rice (紅米), black rice (黑米) and sticky rice (糯米).

(iv) Ancillary food products: The Group sells a variety of ancillary food products including cooking oil, dressings, canned and other non-staple food. These products are sold to supplement the sale of the Group's agricultural produce at its dedicated retail sales outlets.

The Group is one of the pioneers in the PRC to adopt cultivation methods and processes in the production of agricultural produce that are in accordance with national organic or green food production standards in the PRC. The Group is a member of the IFOAM, a leading international organisation which has formulated a set of international organic food production standards and is actively engaged in the promotion of the certification of organic food. The Group produces high quality agricultural produce by adopting cultivation methods and processes at all of its production bases that are in accordance with the organic food production standards prescribed by the OFDC (being the principal organisation for the certification of organic products in the PRC) or the green food production standards prescribed by the CGFDC (being the principal organisation for the certification of green products in the PRC). Detailed information on organic or green food certification is set out in the section headed "Business — Organic and green food certification" in this prospectus.

As at 30th September, 2000, the Group operated 20 production bases comprising approximately 2,811 hectares (42,138 mu) of farmland located in several major provinces in the PRC, of which 8 production bases with approximately 1,217 hectares (18,240 mu) of farmland were located in Fujian province while 12 production bases with approximately 1,594 hectares (23,898 mu) of farmland were located in other provinces of the PRC.

The table below sets out the farmland area of the Group's production bases as at 30th June, 1998, 1999 and 2000 and as at 30th September, 2000 respectively.

Production base	As at				As at			
	30th June,			30th September,	30th June,			30th September,
	1998	1999	2000	2000	1998	1999	2000	2000
	(mu)	*(mu)*	*(mu)*	*(mu)*	*(hectares)*	*(hectares)*	*(hectares)*	*(hectares)*
Fujian Province (福建省)								
Hui An base (惠安基地)	1,500	2,000	2,103	3,000	100	133	140	200
Zhang Zhou base (漳州基地) *(Note 1)*	50	50	100	100	3	3	7	7
Sian You base (仙游基地)	1,500	3,500	8,250	8,250	100	234	550	550
Lian Jiang base (連江基地)	—	2,150	2,150	2,150	—	143	143	143
Tang Cuan base (湯川基地)	—	600	3,290	3,290	—	40	220	220
Song Wu base (松塢基地)	—	—	—	250	—	—	—	17
Jin An base (晉安基地)	—	—	—	800	—	—	—	53
Nan Yu base (南嶼基地)	—	—	—	400	—	—	—	27
	3,050	8,300	15,893	18,240	203	553	1,060	1,217
Hainan Province (海南省)								
Da Tian base (大田基地)	—	—	—	4,400	—	—	—	294
Bei Shan Yang base (北山洋基地)	—	—	—	2,500	—	—	—	167
	—	—	—	6,900	—	—	—	461

Production base	As at 1998 (mu)	30th June, 1999 (mu)	2000 (mu)	30th September, 2000 (mu)	As at 1998 (hectares)	30th June, 1999 (hectares)	2000 (hectares)	30th September, 2000 (hectares)
Jiangsu Province (江蘇省)								
Bai Ma base (白馬基地)	—	—	—	2,000	—	—	—	133
Lu Jia base (陸家基地)	—	—	—	808	—	—	—	54
Xin Ta base (莘塔基地)	—	—	—	220	—	—	—	14
Qian Zhou base (前州基地)	—	—	—	470	—	—	—	31
Liu He base (六合基地)	—	—	—	1,000	—	—	—	67
	—	—	—	4,498	—	—	—	299
Shandong Province (山東省)								
Zhou Yang base (周陽基地)	—	—	—	3,000	—	—	—	200
Liaoning Province (遼寧省)								
Li Dian base (李店基地)	—	—	—	1,100	—	—	—	73
Pao Tai base (炮台基地)	—	—	—	1,900	—	—	—	127
	—	—	—	3,000	—	—	—	200
Guangdong Province (廣東省)								
Fu Da base (扶大基地)	—	—	—	1,000	—	—	—	67
Shaanxi Province (陜西省)								
Nang Jiao base (能角基地)	—	—	—	5,500	—	—	—	367
Aggregate farmland area	3,050	8,300	15,893	42,138	203	553	1,060	2,811
Number of production bases	3	5	5	20				

Notes:

1. To expand the area of the Zhang Zhou base (漳州基地) in Fuzhou City, Fujian province, the Group entered into a lease agreement in late September 2000 with an independent third party for the leasing of 27 hectares (400 mu) of farmland adjacent to the Zhang Zhou base. The lease commenced on 1st October, 2000 and the total farmland area of the Zhang Zhou base was increased to 33 hectares (500 mu).

2. The Group entered into a lease agreement in late September 2000 with an independent third party for the leasing of 200 hectares (3,000 mu) of farmland in Yung Tai County, Fuzhou City (福州市永泰縣), Fujian province to set up the new Yung Tai base (永泰基地). The lease commenced on 1st October, 2000.

The Group currently sells its agricultural produce by way of sales to wholesale customers at agricultural produce wholesale markets, direct sales to institutional customers (including hotels, supermarkets, hospitals, schools, government and non-government entities) and retail sales to customers at dedicated retail sales outlets operated by the Group in a number of major cities in the PRC and temporary stalls and counters established by the Group at a number of residential housing estates and commercial areas in Fujian province. To supplement the sales of its agricultural produce, the Group also sells a variety of ancillary food products at its dedicated retail sales outlets. Overseas sales comprise direct sales by the Group to Hong Kong as well as sales to trading companies in the PRC which in turn export the Group's agricultural produce to overseas markets.

Livestock business

In addition to its agricultural produce business, the Group is also engaged in the breeding and sale of livestock. The Group is one of the pioneers to import pure-bred Boer goats from South Africa into the PRC for commercial breeding. Boer goat is one of the most superior species of goat originating from South Africa for mutton production. As at 30th September, 2000, the Group operated two goat breeding facilities at Yang Mei Town, Gao Ming City (高明市楊梅鎮), Guangdong province and Jin An District, Fuzhou City (福州市晉安區), Fujian province respectively. The Group breeds and sells pure-bred Boer goats to goat breeders in the PRC for cross-breeding with domestic goat species to produce cross-bred goats with improved mutton quality and production yield. The Group is also conducting R&D on embryo transfer technology and hormone-induced accelerated ovulation technology which would enable it to undertake commercial breeding of Boer goats on a more cost-effective and efficient basis.

PRINCIPAL STRENGTHS AND COMPETITIVE ADVANTAGES

The Directors believe that the Group is well-positioned to capitalise on the significant market potential of organic and green agricultural produce in both the PRC and overseas markets. The Directors consider that the Group's principal strengths and competitive advantages are:

High expansion potential of the Group's agricultural operations

While the Group only started to engage in the agricultural produce business in 1997, it has already established a number of highly successful production bases, in particular, in Fujian province. The Group integrates modern agricultural production technology, efficient sales and distribution management and continual R&D in its operations. The Group is in the process of expanding its agricultural operations to different parts of the PRC. The Group's extensive experience in establishing its production bases in Fujian province, its established market reputation as a modern agricultural enterprise as well as its effective sales and distribution network provide a strong basis for the Group to further expand its agricultural operations and repeat its success in other parts of the PRC.

High quality agricultural produce

The Group places significant emphasis on the quality of its agricultural produce and imposes stringent quality control standards on the selection of raw materials and throughout the cultivation process. In producing its agricultural produce, the Group adopts cultivation methods and processes that are in accordance with the organic food production standards prescribed by

OFDC or the green food production standards prescribed by CGFDC. The Directors believe that the Group's strict quality control standards help the Group distinguish its produce from those of its competitors, in particular, in terms of natural flavour and physical appearance, and establish and maintain its reputation as a leading producer of high quality agricultural produce.

Strong R&D capabilities

The Group also places strong emphasis on R&D. The Group undertakes R&D both on its own and through engaging research and academic institutions which allows the Group to tap their specialised knowledge. Through such R&D activities, the Group is able to improve its agricultural technology which leads to improvement in product quality and production yield. The Group, through its extensive R&D, has successfully acclimatised various types of vegetables and fruits that were not previously grown in the PRC for cultivation at its production bases. The Directors believe that some of those produce are not currently grown and supplied by other agricultural producers in the PRC. This allows the Group to supply a wider range of agricultural produce to customers than other PRC agricultural producers. The Group is also conducting R&D on embryo transfer technology and hormone-induced accelerated ovulation technology which would enable it to undertake commerical breeding of Boer goats on a more cost-effective and efficient basis.

Strategic location of production bases

The location of the Group's production bases is of primary importance to the level of productivity and the quality of its agricultural produce. The Directors believe that the Group's production bases are strategically located in selected areas in the PRC with favourable climatic conditions throughout the year, fertile and non-polluted soil and abundant water supply. The locations of such production bases have also been selected to minimise exposure to natural disasters and adverse weather conditions. The Group has also recently started to establish production bases in other parts of the PRC in addition to its production bases in Fujian province. The wider distribution of the Group's production bases in different parts of the PRC helps reduce its exposure to the risk of natural disasters and adverse weather conditions which may affect any one particular geographical area.

Effective sales, distribution and logistics network

Due to the perishable nature of agricultural produce, an effective sales and distribution network is one of the key elements of the Group's operations. The Group has established multiple channels for the domestic sales of its agricultural produce. These channels include sales to wholesalers and retailers at agricultural produce wholesale markets, direct sales to institutional customers such as hotels, supermarkets, hospitals, schools, government and non-government entities and retail sales to customers at dedicated retail sales outlets operated by the Group in a number of major cities in the PRC and temporary stalls and counters established by the Group at residential housing estates and commercial areas in Fujian province. This network enables the Group's agricultural produce to reach a wide spectrum of customers both within Fujian province and in other parts of the PRC. It also enables the Group to carry out logistics functions effectively, including the collection of up-to-date market information on the basis of which the Group makes appropriate allocation of its agricultural produce for sale in different markets to take advantage of any regional variation in prices of each type of produce. Through its Hong Kong subsidiary, Chaoda Vegetable, the Group has also been undertaking the direct export of its

agricultural produce to Hong Kong for supply primarily to local agricultural produce wholesale markets, major supermarkets and restaurant chains. The Group also sells its agricultural produce to trading companies in the PRC which in turn export the Group's agricultural produce to overseas markets.

Stable supply of principal raw materials

The Group has entered into long term supply contracts with the Chaoda Group in relation to the supply of organic fertilisers, seeds and plant growth regulators respectively, all of which are principal raw materials required by the Group in connection with its agricultural produce business. The Chaoda Group is one of the leading suppliers of agricultural raw materials in the PRC. The Group's long term supply contracts with the Chaoda Group assure the Group of a stable and continued supply of the three principal raw materials required for its agricultural produce business.

Experienced management

Since the Group first started to engage in the agricultural produce business in 1997, its senior management has gained extensive experience in, and in-depth knowledge of, the agricultural industry, particularly with respect to organic and green agriculture. Many of the Group's senior management members have over 10 years' experience in the PRC agricultural industry, with a number of them having completed tertiary education in the field of agricultural studies. Such knowledge and experience will be of crucial importance to the future development of the Group's businesses.

FUTURE PLANS

The agricultural industry plays an important role in the PRC economy. With a population of over 1.2 billion, food consumption accounts for a significant portion of the overall spending of the PRC economy. As living and education standards continue to improve, the Directors believe there will be increasing consumer awareness of the benefits of organic or green agricultural produce in the PRC. This will have a positive effect on the development of the domestic market for such produce. The Directors believe that there is significant market potential for high quality organic and green agricultural produce and envisage extensive opportunities for the growth of the Group's businesses both in the PRC and overseas. To capitalise on such opportunities, the Group's principal development strategies are:

Establishing new production bases

Since it first began to engage in the agricultural produce business in 1997, the Group has established a number of highly successful production bases, in particular, in Fujian province. Since July 2000, the Group has established a number of new production bases in Hainan, Jiangsu, Shandong, Liaoning, Guangdong and Shaanxi province. As at 30th September 2000, the Group had 20 production bases with an aggregate farmland area of approximately 2,811 hectares (42,138 mu). The Group plans to establish additional production bases in other suitable locations in the PRC including Anhui, Zhejiang, Sichuan, Hunan and Hubei provinces as well as in Chongqing and Beijing, and expand its aggregate farmland area to over 10,000 hectares (150,000 mu) by 2003.

Upgrading facilities at existing production bases

The Group plans to build greenhouse facilities/protection cover at its existing and new production bases. These facilities will help control moisture and temperature and provide protection against adverse weather conditions during the crop growing process. Their installation will enable a wider range of agricultural produce to be grown during a longer period each year and will hence enable the Group to maintain a wider range of agricultural produce in supply throughout the year which will increase its competitiveness. The Group will also continue to improve irrigation and other infrastructural facilities at its existing and new production bases to further enhance operational efficiency.

Continual R&D activities

The Group places strong emphasis on R&D. Through its R&D activities, the Group has succeeded in acclimatising a number of new species of agricultural produce imported from overseas for cultivation at its production bases. The introduction of such new species has enabled the Group to supply a wider range of agricultural produce than its competitors in the PRC market. The Group also seeks to enhance its agricultural technology through R&D. The Group has been undertaking R&D on its own as well as through engaging academic and research institutions and the Group expects to continue to do so in future.

Building up an extensive nationwide sales and distribution network

The Group plans to further expand its sales and distribution network by establishing additional dedicated retail sales outlets and increasing the number of agricultural produce wholesale markets at which it sells its produce in major cities in the PRC such as Beijing, Shanghai, Dalian, Guangzhou, Qingdao, Xian, Xiamen and Fuzhou. These cities are currently enjoying rapid improvement in living standards and per capita disposable income and the Directors believe they will provide the ideal environment for the Group to further develop sales of its high quality agricultural produce. The Group plans to establish over 100 additional dedicated retail sales outlets and to commence sales of its agricultural produce at approximately 24 additional agricultural produce wholesale markets in cities referred to above in the next few years. The geographical coverage of the Group's domestic sales and distribution network will thereby be extended to most of the major cities in the PRC.

Marketing activities for domestic market

The Directors believe that the general awareness of the health benefits associated with organic or green agricultural produce among PRC consumers and hence, the demand for such produce, will continue to increase, especially in major cities such as Beijing and Shanghai. The Group plans to launch a series of marketing campaigns to promote its "Chaoda (超大)" agricultural produce in the PRC through advertising on national and local television and radio, as well as in newspapers, magazines and other media. The Group will also organise trade seminars and exhibitions to promote the benefits of its agricultural produce.

Marketing activities for overseas markets

The Directors believe that the growing public awareness of the health and environmental benefits of organic agricultural produce has been a key factor leading to the increase in demand for organic food around the world. The Group has been directly exporting its agricultural produce to Hong Kong. Its produce has also been indirectly exported through trading companies in the PRC to other overseas markets, including Japan. The Group plans to increase its export sales to Hong Kong. It also intends to develop direct export sales to Japan, South Korea and Singapore, as well as to new markets such as Malaysia and various European countries, subject to obtaining any governmental or regulatory approvals or permits that may be required for exporting to such markets. The Group also plans to launch marketing campaigns in its existing overseas markets and those which it plans to develop through advertising, hosting trade seminars and organising exhibitions to promote the Group and its agricultural produce.

Establishing vegetable and fruit processing capabilities

The Group plans to establish a vegetable and fruit processing plant in Fuzhou, Fujian province, the PRC to produce processed or packaged vegetables and fruits from some of the Group's agricultural produce. The Group intends to commence the establishment of the plant in late 2001 and to complete it in the third quarter of 2002. The plant will use exclusively the agricultural produce grown by the Group as its principal raw materials. The establishment of the plant will help the Group diversify into the processed vegetables and fruits market and further enhance the market penetration of its agricultural produce.

Obtaining organic or green food certification

The Group has adopted cultivation methods and processes in the production of its agricultural produce that are in accordance with the organic food production standards prescribed by the OFDC or the green food production standards prescribed by the CGFDC. The Group has begun applying for organic food certification by the OFDC and green food certification by the CGFDC in respect of its production bases and agricultural produce. Such certification, if obtained, will enable the Group to market its produce as organic or green agricultural produce. As such certification is recognised both in the PRC and overseas, the Directors consider it a key factor for the Group's further development as a producer of organic and green agricultural produce. The Group has, so far, obtained organic food certification by the OFDC in respect of two of its production bases and two types of agricultural produce cultivated at such bases. It has also obtained organic conversion certification (a form of interim certification when a production base is in the process of converting to organic farming) by the OFDC in respect of another production base and various types of agricultural produce cultivated at such base.

Implementation of new breeding technologies in the livestock business

The Group has been engaged in the R&D of embryo transfer technology and hormone-induced accelerated ovulation technology which would enable it to undertake commercial breeding of Boer goats on a more cost-effective and efficient basis. The Group aims at completing such R&D by the end of 2001. If successful, the Group would be able to introduce such technologies in the breeding of its Boer goats.

REASONS FOR THE SHARE OFFER AND USE OF PROCEEDS

The Share Offer will enhance the Group's capital base and will provide funding for the future plans of the Group. Assuming an Offer Price of HK$1.515 (the mid-point of the Offer Price range stated in this prospectus), the net proceeds of the Share Offer before the exercise of the Over-allotment Option, after deducting related expenses, are estimated to be approximately HK$563 million. The Group currently intends to use such net proceeds as follows:

- approximately HK$200 million for establishing new production bases throughout the PRC;
- approximately HK$120 million for establishing greenhouse facilities/protection cover at the Group's existing and new production bases;
- approximately HK$40 million for upgrading and establishing irrigation and infrastructural facilities at the Group's existing and new production bases;
- approximately HK$40 million for funding R&D on new produce species and agricultural technology;
- approximately HK$40 million for setting up additional dedicated retail sales outlets and stalls at agricultural produce wholesale markets throughout the PRC;
- approximately HK$40 million for setting up processing facilities for the production of processed and packaged vegetables and fruits;
- approximately HK$10 million for funding marketing and promotional activities in connection with its domestic sales in the PRC;
- approximately HK$10 million for funding marketing and promotional activities in connection with its export sales;
- approximately HK$5 million for funding the applications for organic and green food certification in respect of its production bases and agricultural produce;
- approximately HK$5 million for the expansion of its Boer goat breeding business, including funding further R&D and the implementation of new breeding technologies; and
- the remaining balance to be used as general working capital.

Should the Over-allotment Option be exercised in full and assuming an Offer Price of HK$1.515 (the mid-point of the Offer Price range stated in this prospectus), the Company will receive additional net proceeds of approximately HK$88 million. The Group intends to use such additional net proceeds for general working capital.

To the extent that the net proceeds of the Share Offer are not immediately applied for the above purposes, it is the present intention of the Directors that they will be placed on short-term interest bearing deposits with financial institutions in Hong Kong.

TRADING RECORD

The following is a summary of the combined results of the Group for the three years ended 30th June, 2000 extracted from the accountants' report (the text of which is set out in Appendix I of this prospectus), and for the three months ended 30th September, 2000 based on its unaudited management accounts, both of which have been prepared as if the Company had owned each subsidiary throughout the relevant periods or since their respective dates of incorporation. As explained in more detail under the section headed "History and development — Capital Structure and Corporate Reorganisation", the Group effectively increased its equity interest in Chaoda Modern Agriculture from 80% to 100% in December 1999, its equity interest in Chaoda Green Agriculture from 70% to 100% in January 2000 and its equity interest in Chaoda Livestock from 60% to 100% in January 2000. Accordingly, the minority interests in these companies, up to the respective dates of acquisition of their entire interests by the Group, have been recognised in the combined profit and loss accounts for the relevant periods. For further details about the Group's trading record for the three years ended 30th June, 2000, please refer to the accountants' report set out in Appendix I to this prospectus.

	(Audited) Year ended 30th June,			(Unaudited) Three months ended 30th September,
	1998	1999	2000	2000
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover *(Note 1)*	23,415	76,991	154,225	143,736
Cost of sales	(6,877)	(20,885)	(42,583)	(36,894)
Gross profit	16,538	56,106	111,642	106,842
Other revenues *(Note 2)*	—	14	181	235
Selling and distribution expenses	(1,506)	(4,826)	(10,952)	(10,738)
General and administrative expenses	(1,643)	(2,638)	(8,343)	(4,006)
Net other operating expenses	—	(1)	(186)	(127)
Operating profits	13,389	48,655	92,342	92,206
Finance cost	—	—	—	(99)
Profit before taxation	13,389	48,655	92,342	92,107
Taxtaion	(4,220)	(16,148)	(16,622)	(775)
Profit before minority interests	9,169	32,507	75,720	91,332
Minority interests	(1,834)	(6,642)	(8,406)	—
Combined profit for the year	7,335	25,865	67,314	91,332
Dividends	—	—	20,000	—

SUMMARY

	Year ended 30th June, 1998 RMB	1999 RMB	2000 RMB	Three months ended 30th September, 2000 RMB
Earnings per Share *(Note 3)*	0.0061	0.0216	0.0561	0.0761
Gross profit margin	70.6%	72.9%	72.4%	74.3%
Pre-tax profit margin	57.2%	63.2%	59.9%	64.1%
After-tax profit margin	39.2%	42.2%	49.1%	63.5%
Net profit margin	31.3%	33.6%	43.7%	63.5%

Notes:

1. Turnover represents sales received and receivable net of discounts and value-added tax.

2. Other revenues represents mainly interest income.

3. The computation of the earnings per Share is based on the Group's combined profit after taxation and minority interests attributable to shareholders for the three years ended 30th June, 2000 and three months ended 30th September, 2000, and the 1,200,000,000 Shares deemed to be in issue throughout each of the respective periods.

ANALYSIS OF SALES VOLUME AND TURNOVER

The following is the analysis of the Group's sales volume and turnover.

	Year ended 30th June, 1998	1999	2000	Three months ended 30th September, 2000
Breakdown of sales volume by products				
Agricultural produce (tonnes)				
Vegetables	6,972	26,172	46,527	54,940
Fruits	998	1,102	2,962	11,614
Rice	—	—	—	2,905
	7,970	27,274	49,489	69,459
Livestock (heads)	158	296	350	180

SUMMARY

Breakdown of turnover by products	Year ended 30th June, 1998 RMB'000	%	1999 RMB'000	%	2000 RMB'000	%	Three months ended 30th September, 2000 RMB'000	%
Agricultural produce								
Vegetables	11,707	50.0	60,934	79.2	128,820	83.5	116,657	81.2
Fruits	8,548	36.5	8,916	11.6	15,233	9.9	15,315	10.7
Rice	—	—	—	—	—	—	7,286	5.1
	20,255	86.5	69,850	90.8	144,053	93.4	139,258	97.0
Ancillary food products	—	—	1,346	1.7	3,255	2.1	1,118	0.7
Livestock	3,160	13.5	5,795	7.5	6,917	4.5	3,360	2.3
Total turnover	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

Breakdown of turnover by sales channel	Year ended 30th June, 1998 RMB'000	%	1999 RMB'000	%	2000 RMB'000	%	Three months ended 30th September, 2000 RMB'000	%
Agricultural produce and ancillary food products								
Domestic sales								
- wholesale markets	9,688	41.4	33,614	43.7	59,646	38.7	70,077	48.8
- institutional sales	1,043	4.4	3,452	4.5	11,380	7.4	9,527	6.6
- retail sales	—	—	4,782	6.2	12,034	7.8	8,683	6.0
	10,731	45.8	41,848	54.4	83,060	53.9	88,287	61.4
Overseas sales	9,524	40.7	29,348	38.1	64,248	41.6	52,089	36.3
Livestock								
Domestic sales	3,160	13.5	5,795	7.5	6,917	4.5	3,360	2.3
Total turnover	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

Breakdown of turnover by markets	Year ended 30th June, 1998 RMB'000	%	1999 RMB'000	%	2000 RMB'000	%	Three months ended 30th September, 2000 RMB'000	%
Domestic market	13,891	59.3	47,643	61.9	89,977	58.4	91,647	63.7
Overseas market	9,524	40.7	29,348	38.1	64,248	41.6	52,089	36.3
Total turnover	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

FORECASTS FOR THE YEAR ENDING 30TH JUNE, 2001

Forecast combined profit after taxation but before extraordinary items of the Group *(Note 1)*	not less than RMB370 million
Forecast earnings per Share	
weighted average *(Note 2)*	RMB0.261 (HK$0.246)
pro forma fully diluted (based on an Offer Price of HK$1.40) *(Note 3)*	RMB0.239 (HK$0.226)
pro forma fully diluted (based on an Offer Price of HK$1.63) *(Note 3)*	RMB0.241 (HK$0.227)

OFFER STATISTICS

	Based on an Offer Price of HK$1.40	**Based on an Offer Price of HK$1.63**
Market capitalisation *(Note 4)*	HK$2,240 million	HK$2,608 million
Prospective price/earnings multiple		
weighted average *(Note 5)*	5.7 times	6.6 times
pro forma fully diluted *(Note 6)*	6.2 times	7.2 times
Prospective annual dividend yield *(Note 7)*	5.2%	4.5%
Adjusted combined net tangible asset value per Share *(Note 8)*	RMB0.47 (HK$0.44)	RMB0.53 (HK$0.50)

Notes:

1. The bases and assumptions on which the forecast combined profit after taxation but before extraordinary items for the year ending 30th June, 2001 has been prepared are set out in Appendix II to this prospectus. The Directors are not aware of any extraordinary items which have arisen or are likely to arise in the financial year ending 30th June, 2001.

2. The calculation of the forecast earnings per Share on a weighted average basis is based on the forecast combined profit after taxation but before extraordinary items for the year ending 30th June, 2001 and a weighted average number of 1,416,986,301 Shares expected to be in issue during the year. It does not take into account any Shares which may be issued upon the exercise of the Over-allotment Option or options which may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares referred to in the paragraph headed "Written resolutions of the sole shareholder of the Company passed on 23rd November, 2000 and 29th November, 2000 respectively" in Appendix V to this prospectus, or otherwise.

3. The calculation of the forecast earnings per Share on a pro forma fully diluted basis is based on the forecast combined profit after taxation but before extraordinary items for the year ending 30th June, 2001 and on the assumption that the 1,600,000,000 Shares in issue immediately following the completion of the Capitalisation Issue and the Share Offer had been in issue on 30th June, 2000. The calculation has been made after adjusting for the interest income that would have been earned if the net proceeds of the Share Offer had been received on 1st July, 2000 and interest had been earned thereon at a rate (net of tax) of 5% per annum from that date up to the expected date of receipt of the net proceeds of the Share Offer. It does not take into account any Shares which may be issued upon the exercise of the Over-allotment Option or options which may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares referred to in the paragraph headed "Written resolutions of the sole shareholder of the Company passed on 23rd November, 2000 and 29th November, 2000 respectively" in Appendix V to this prospectus, or otherwise.

4. The calculation of the market capitalisation is based on 1,600,000,000 Shares in issue immediately following the completion of the Capitalisation Issue and the Share Offer but takes no account of any Shares which may be issued upon the exercise of the Over-allotment Option.

5. The prospective price/earnings multiples on a weighted average basis is based on the forecast earnings per Share on a weighted average basis of approximately RMB0.261 (HK$0.246), assuming that the Over-allotment Option is not exercised.

6. The prospective price/earnings multiples on a pro forma fully diluted basis is based on the forecast earnings per Share on a pro forma fully diluted basis of approximately RMB0.239 or (HK$0.226) and RMB0.241 (HK$0.227) at the Offer Price of HK$1.40 and HK$1.63 respectively, assuming that the Over-allotment Option is not exercised.

7. The prospective annual dividend yield is based on the total dividend of RMB0.077 (HK$0.073) per Share which the Directors forecast would have been paid if the Company had been a listed company throughout the year ending 30th June, 2001.

8. The adjusted combined net tangible asset value per Share has been arrived at after making the adjustments set out under the section headed "Financial information - Adjusted net tangible assets" in this prospectus and on the basis of a total of 1,600,000,000 Shares in issue immediately following the completion of the Capitalisation Issue and the Share Offer. It does not take into account any Shares which may be issued upon the exercise of the Over-allotment Option.

RISK FACTORS

The operations of the Group involve certain risks. Prospective investors should read carefully the section headed "Risk factors" in this prospectus. These risks can be broadly categorised into (i) risks relating to the Group; (ii) risks relating to the PRC agricultural industry; (iii) risks relating to the PRC; and (iv) risks relating to statements made in this prospectus, and are summarised below:

Risks relating to the Group:

- availability of additional resources for future growth
- ability to implement strategies for future growth
- leasing of farmland and livestock breeding facilities from third parties
- legal issues concerning operation of agricultural land in the PRC
- dependence on major customers
- employment of farm employees
- product liability
- organic food and green food certification
- limited insurance coverage
- reliance on the Chaoda Group for certain agricultural raw materials
- trade mark protection
- dependence on key management personnel
- value-added tax
- tax concessions
- dividends

Risks relating to the PRC agricultural industry:

- change in government policies
- fluctuation of prices
- competition
- effects of WTO membership
- natural disasters
- environmental liabilities

Risks relating to the PRC:

- political and economic considerations
- legal considerations
- currency conversion and exchange rate

Risks relating to statements made in this prospectus:

- facts and statistics

In this prospectus, except where the context otherwise requires, the following terms shall have the following meanings:

"Articles of Association"	the articles of association of the Company
"associates"	has the meaning ascribed to it in the Listing Rules
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"BVI"	British Virgin Islands
"Capitalisation Issue"	the issue of Shares to be made upon the capitalisation of part of the share premium account of the Company referred to in the section headed "Further information about the Company" in Appendix V to this prospectus
"CAGR"	compound annual growth rate
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing
"CGFDC"	the China Green Food Development Center (中國綠色食品發展中心)
"Chaoda Green Agriculture"	Fujian Chaoda Green Agriculture Development Company Limited (福建超大綠色農業發展有限公司), a sino-foreign equity joint venture established in the PRC and a wholly-owned subsidiary of the Company
"Chaoda Group"	the group of companies engaged in the production and/or sale of agricultural raw materials and ancillary agricultural products including organic fertilisers, seeds and plant growth regulators in which the Controlling Shareholders have direct or indirect controlling shareholding or ownership interests, which, in the context of this prospectus, excludes members of the Group
"Chaoda Livestock"	Fujian Chaoda Livestock Company Limited (福建超大畜牧業有限公司), a limited liability company established in the PRC and a wholly-owned subsidiary of the Company
"Chaoda Modern Agriculture"	Fuzhou Chaoda Modern Agriculture Development Company Limited (福州超大現代農業發展有限公司), a wholly-foreign-owned-enterprise established in the PRC and a wholly-owned subsidiary of the Company
"Chaoda Vegetable"	Chaoda Vegetable & Fruits Limited (香港超大蔬果有限公司) (formerly known as Supreme Bonus Vegetable & Fruits Limited), a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company

"Company"	Chaoda Modern Agriculture (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability
"Companies Law"	the Companies Law (2000 Revision) Cap. 22 of the Cayman Islands
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Controlling Shareholders"	Mr. Kwok Ho and Madam Chiu Na Lai
"Corporate Reorganisation"	the corporate reorganisation which the Group underwent in preparation for the listing of the Company, details of which are set out in the paragraph headed "Corporate Reorganisation" under the section headed "Further information about the Company" in Appendix V to this prospectus
"Directors"	the director(s) of the Company
"FIE"	foreign investment enterprise, a term which includes a sino-foreign equity joint venture, a sino-foreign co-operative joint venture and a wholly-foreign-owned enterprise in the PRC
"Group"	the Company and its subsidiaries, and where the context so requires, in respect of the period before the Company became the holding company of its present subsidiaries, such subsidiaries as if they were the subsidiaries of the Company at that time
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited
"ICEA" or "Global Coordinator" or "Lead Manager" or "Sponsor"	ICEA Capital Limited, acting as the global coordinator, lead manager and sponsor of the Share Offer, a registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"IFOAM"	the International Federation of Organic Agriculture Movements
"Kailey"	Kailey Investment Limited, a company incorporated in the BVI with limited liability which is beneficially owned by Mr. Kwok Ho as to 90% and Madam Chiu Na Lai (Mr. Kwok Ho's spouse) as to 10%
"Latest Practicable Date"	1st December, 2000, being the latest practicable date prior to the printing of this prospectus for the purpose of ascertaining certain information contained in this prospectus
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"OFDC"	the Organic Food Development Center of China (有機食品發展中心)
"Offer Price"	the offer price per Offer Share (excluding brokerage and Stock Exchange transaction levy), which will be not more than HK$1.63 and is expected to be not less than HK$1.40, such price to be determined before 5:00 p.m. on 9th December, 2000 or such later date as may be agreed between the Company and ICEA (on behalf of the Underwriters), which date shall not be later than 5:00 p.m. on 14th December, 2000
"Offer Shares"	the Public Offer Shares and the Placing Shares
"Over-allotment Option"	the option granted by the Company to ICEA, on behalf of the Underwriters, under the Underwriting Agreement pursuant to which the Company may be required by ICEA to allot and issue up to 60,000,000 additional new Shares at the Offer Price to cover over-allocations in the Placing
"Placing"	the conditional placing of the Placing Shares at the Offer Price as described in the section headed "Structure of the Share Offer" in this prospectus
"Placing Shares"	the 360,000,000 new Shares initially being offered under the Placing (subject to adjustment as described in the section headed "Structure of the Share Offer" in this prospectus)
"Placing Underwriters"	ICEA, BOCI Asia Limited, The Bank of East Asia, Limited, CEF Capital Limited, Ka Wah Capital Limited, KGI Asia Limited, Shenyin Wanguo Capital (H.K.) Limited, Sun Hung Kai International Limited and Tai Fook Securities Company Limited
"PRC" or "China"	the People's Republic of China, but for the purpose of this prospectus and for geographical reference only, excludes Hong Kong, Macau and Taiwan
"Public Offer"	the offer of the Public Offer Shares at the Offer Price for subscription on and subject to the terms and conditions stated in this prospectus and in the related application forms
"Public Offer Shares"	the 40,000,000 new Shares initially being offered under the Public Offer (subject to adjustment as described in the section headed "Structure of the Share Offer" in this prospectus)
"Public Offer Underwriters"	ICEA, BOCI Asia Limited, The Bank of East Asia, Limited, CEF Capital Limited, Ka Wah Capital Limited, KGI Asia Limited, Shenyin Wanguo Capital (H.K.) Limited, Sun Hung Kai International Limited and Tai Fook Securities Company Limited
"QIBs"	qualified institutional buyers, within the meaning of Rule 144A
"R&D"	research and development

"Regulation S"	Regulation S under the US Securities Act
"Rule 144A"	Rule 144A under the US Securities Act
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Share Offer"	the Placing and the Public Offer
"Share Option Scheme"	the share option scheme conditionally adopted by the Company on 23rd November, 2000, the principal terms of which are summarised in the section headed "Share option scheme" in Appendix V to this prospectus
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Timor Enterprise"	Timor Enterprise Limited, a company incorporated in the BVI with limited liability and a wholly-owned subsidiary of the Company
"Underwriters"	the Placing Underwriters and the Public Offer Underwriters
"Underwriting Agreement"	an underwriting agreement dated 4th December, 2000 entered into between, inter alia, the Company and the Underwriters as described in the section headed "Underwriting — Underwriting arrangements and expenses" in this prospectus
"US" or "United States"	the United States of America
"US Securities Act"	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder
"WTO"	World Trade Organisation
"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"US$" or "US dollars"	United States dollars, the lawful currency of the United States
"hectare(s)"	a measurement for the area of land which is equivalent to 10,000 sq.m.
"mu"	a measurement for the area of land commonly used in the PRC which is equivalent to about 0.0667 hectare
"sq.ft."	square foot (feet)
"sq.m."	square metre(s)

"tonnes"	metric tonnes
"%"	per cent.

Unless otherwise specified, amounts denominated in RMB and US$ have been translated for the purpose of illustration only into Hong Kong dollars in this prospectus at the following rates:

HK$1.00 : RMB 1.06

HK$7.80 : US$1.00

No representation is made that any amounts in RMB, US$ or HK$ can be or could have been at the relevant dates be converted at the above rates or any other rates at all.

If there is any inconsistency between the Chinese names of the PRC entities mentioned in this prospectus and their English translations, the Chinese versions shall prevail.

Potential investors should carefully consider all of the information set out in this prospectus and, in particular, the following risks and special considerations associated with the Group before making any investment decision in relation to the Offer Shares. Additional risks and uncertainties not presently known to the Group or that the Group currently deem immaterial could also harm the business, financial condition and operating results of the Group.

This prospectus contains certain forward-looking statements relating to the Group's plans, objectives, expectations and intentions, which involve risks and uncertainties. The Group's actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this prospectus.

RISKS RELATING TO THE GROUP

Availability of additional resources for future growth

The Group is currently experiencing a period of significant growth, particularly in its agricultural produce business, in terms of its sales volume, the number of its production bases, its R&D activities, and the coverage of its sales and distribution network. The Directors'believe that the Group's continued expansion is essential for it to remain competitive and to capitalise on the growth potential of its businesses. Such expansion may place a significant strain on the Group's management, operational and financial resources.

As the scale of its operations grows, the Group will have to improve continually its management, operational and financial systems, procedures and controls, and to expand its workforce. The expansion of its business operations may also involve the Group cooperating or developing new relationships with third parties such as customers, suppliers and R&D institutions. There can be no assurance that the Group's existing or future management, operational and financial systems, procedures and controls will be adequate to support its future operations, that the Group will be able to recruit, retain and motivate its personnel or that the Group will be able to establish or develop business relationships beneficial to its future operations. Failure of the Group to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

Ability to implement strategies for future growth

The success of the Group in the future will substantially depend on, among other things, its ability to implement its strategies. The successful implementation of such strategies may be influenced by a number of factors which may or may not be within the control of the Group. These factors include changes in consumer preference and demand, increasing competition, changes in production methods and changes in government policies. The Group may also need financing from time to time to pursue its future strategies. There can be no assurance that any such additional financing will be available. If adequate funds are not available or are not available on acceptable terms, the Group may not be able to pursue its strategies and this could adversely affect the Group's future growth.

Leasing of farmland and livestock breeding facilities from third parties

All the land currently occupied by the Group's production bases and livestock breeding facilities has been leased from independent third parties including local governments, farm or village collectives, individual farmers and other legal entities. The leasing period in respect of the Group's production bases ranges from 20 to 50 years. The Directors consider that the selection of the appropriate location for the establishment of the Group's production bases and livestock breeding facilities is a critical factor to the Group's success. The Directors expect that the Group will continue to obtain land for the establishment of its production bases and livestock breeding facilities through leasing. If any of the leases relating to the Group's production bases or livestock breeding facilities is not renewed upon expiry or is terminated by the lessor in accordance with the terms of the relevant lease agreement (such as in the event of material breach of any obligation by the lessee or breach of any PRC law or regulation by the lessee in exercising its leasing rights under the relevant lease agreement) or is terminated as a result of compulsory resumption of land by the PRC government and the Group should encounter any major difficulty in finding suitable alternative premises, this could result in disruption to the Group's production operations and may adversely affect its business. Also, should the Group encounter any major difficulty in finding suitable farmland or premises for the establishment of its new production bases or livestock breeding facilities, it could result in disruption to the Group's development plans and may adversely affect its future growth.

Legal issues concerning operation of agricultural land in the PRC

Rural and sub-urban agricultural land in the PRC has been traditionally owned and operated by farm and village collectives. In general, the PRC government encourages private and commercial operation of agricultural land. However, compared to urban land, the legal framework and the administrative and registration system for rural and sub-urban agricultural land in the PRC is not as developed and is still subject to further improvement.

As advised by the PRC legal advisers to the Company, unlike urban land in the PRC, the land use right relating to most rural and sub-urban agricultural land in the PRC has not been registered with the relevant land administrative authorities. Under the laws and regulations in the PRC, there is currently no requirement for leases of rural or sub-urban agricultural land in the PRC to be registered with the relevant land administrative authorities. Hence, there are specific risks associated with the ownership, leasing and use of agricultural land in the PRC including, for instance, risks concerning the legality and validity of land use rights or leasing arrangements.

Approximately 65% in site area of the Group's farmland and livestock breeding facilities are leased from local governments which hold the land use rights and are responsible for the administration of the leased premises. The remaining 35% in site area of the Group's farmland and livestock breeding facilities are leased (i) from collectives which own the leased premises or (ii) from other legal entities (the Group having obtained confirmation from the relevant local governments that such entities hold valid land use rights to the leased premises).

For some of the Group's production bases, the lease agreements provide for the annual rental payable by the Group to be increased on an annual or periodical basis during the term of the lease with the date and amount of such increment being determined in accordance with the terms of such leasing agreements. For the other production bases of the Group, the annual rental is fixed throughout the entire term of the lease. In these cases, the Group is required to pay a non-refundable pre-paid rental ranging from RMB2,000 per mu to RMB 3,000 per mu to the lessors by way of installment during the first year of the lease term. For each of the three years ended 30th June, 2000 and the three months ended 30th September, 2000, the non-refundable prepaid rental payable by the Group amounted to nil,

RMB7.2 million, RMB45.6 million and RMB55.2 million respectively. The amount of non-refundable pre-paid rental paid by the Group for the three years ended 30th June, 2000 and the three months ended 30th September, 2000 amounted to nil, RMB1.8 million, RMB34.2 million and RMB41.6 million respectively.

There can be no assurance that the legality or validity of the Group's leasing arrangements will not be subject to any dispute or challenge. If the Group should lose the use of the land on which any of its production bases or livestock breeding facilities is located as a result of any such dispute or challenge, and encounter any major difficulty in finding suitable alternative premises, there could be disruption to the Group's business and its financial performance may be adversely affected. Please refer to the section headed "Business — Legal issues concerning operation of agricultural land in the PRC" for further details.

Dependence on major customers

The five largest customers in aggregate accounted for approximately 53.2%, 47.0% and 50.7% respectively of the Group's total turnover for the three years ended 30th June, 2000. The largest customer accounted for approximately 24.8%, 10.6% and 16.9% respectively of the Group's total turnover for the three years ended 30th June, 2000. However, unless and until sales to such customers account for a lesser proportion of the Group's turnover, if any of them should cease to deal with the Group, the Group's business could be adversely affected. Please refer to the section headed "Business — Sales" for further details.

Employment of farm employees

At each of its production bases, the Group employs farm employees who have been recruited from both within and outside the province where such production base is located. The Group currently employs over 3,300 farm and field management employees at its production bases. The Directors are not aware of any prohibition or restriction under current PRC laws and regulations concerning the recruitment or employment of farm employees whether within or outside the province where the relevant production base is located. The Group's employment arrangements with its farm employees comply with the relevant labour laws and regulations of the PRC. The Group normally enters into an employment contract with its farm employees for a term of one year. The Group pays a basic salary and a performance bonus to each of its farm employees. The Group normally renews the employment contracts with its farm employees annually.

Should the Group encounter any material labour dispute with its farm employees or face any material difficulty in recruiting farm employees (whether due to the imposition of any legal or regulatory restriction on recruitment or employment or otherwise), it could result in disruption to the Group's business and its financial performance may be adversely affected. Please refer to the section headed "Business — Farm employees and labour issues" for further details.

Product liability

The Group does not maintain any product liability insurance. The Group has not experienced any third party liability claim in relation to its products. To control its product liability risk, the Group places significant emphasis on quality control. However, given that it does not have any product liability insurance, any significant product liability claim could have a material adverse effect on the Group. Please refer to the section headed "Business — Insurance and product liability" for further details.

Organic food and green food certification

The Group has adopted cultivation methods and processes in the production of its agricultural produce that are in accordance with the organic food production standards prescribed by the OFDC or the green food production standards prescribed by the CGFDC. To obtain organic food certification in respect of any agricultural produce or production base, one of the requirements pursuant to the organic food production standards is that the land on which such produce is cultivated or such production base is located must have been free from the use of chemical fertilisers or other specified harmful substances for a continuous period of not less than two years after the organic food production standards were first adopted.

To obtain green food certification, depending on the grading of the product, no chemical or limited chemicals should be used during the production process. The Group has begun applying for organic food certification by the OFDC and green food certification by the CGFDC in respect of its produce and production bases. The Group has, so far, obtained organic food certification by the OFDC in respect of two of its production bases and two types of agricultural produce cultivated at such bases. It has also obtained organic conversion certification (a form of interim certification when a production base is in the process of converting to organic farming) by the OFDC in respect of another production base and various types of agricultural produce cultivated at such base. There can be no assurance that the Group will be able to obtain organic or green food certification in respect of its produce or production bases. If the Group is unable to obtain such certification in respect of its produce or production bases, it may adversely affect the Group's future development and its business opportunities in the organic or green food markets both in the PRC and overseas. Please refer to the section headed "Business — Agricultural produce business — Product certification" for further details.

Limited insurance coverage

The Group does not carry any insurance in relation to damage to crop or livestock or other losses arising as a result of natural disasters such as droughts, floods, hailstorms, windstorms, pests or diseases. The Directors believe that such risks of damage are either uninsurable or cannot be insured at a justifiable cost in the PRC. In the absence of any insurance coverage, any extensive damage to its agricultural produce or livestock could have a material adverse effect on the Group's business and financial position. Please refer to the section headed "Business — Insurance and product liability" for further details.

Reliance on the Chaoda Group for certain agricultural raw materials

The Group relies on the Chaoda Group for the supply of three principal raw materials, being organic fertilisers, plant growth regulators and seeds. For the three years ended 30th June, 2000, approximately 33.7%, 46.7%, 46.9% respectively of the Group's total raw material purchases were attributable to purchases from the Chaoda Group. The Group has entered into long term supply agreements with the Chaoda Group to ensure a steady supply of such raw materials. If the supply of any such raw materials by the Chaoda Group is, for any reason, materially disrupted or is discontinued (including where the Chaoda Group fails to fulfill its obligations under the relevant supply agreement or such agreement is otherwise terminated in accordance with its terms) and the Group is unable to purchase raw materials of comparable quality on comparable terms from alternative sources of supply, there could be material disruption to the Group's production operations and its business and operating results could be adversely affected. Please refer to the section headed "Business — Relationship with the Controlling Shareholders and the Chaoda Group" for further details.

Trade mark protection

The Group uses the "Chaoda (超大)" brand name and trade mark in selling its agricultural produce. The Directors believe the use of the "Chaoda (超大)" brand name has helped the Group establish a distinctive market identity. The passing off of brand name products remains a serious problem in the PRC. There are indications that the PRC government intends to tighten further its control over intellectual property rights infringement. Any such infringement, if it occurs on a significant scale, could have a material adverse effect on the "Chaoda (超大)" brand name and the Group's business. Please refer to the section headed "Business — Intellectual property" for further details.

Dependence on key management personnel

The Group's operations are dependent upon the experience and expertise in the agricultural industry of a small number of key management personnel who include primarily the executive Directors. The Group's future results will depend significantly upon the efforts of such persons. The loss of the service of any such key management personnel for any reason could have a material adverse effect on the business of the Group.

Value-added tax

Pursuant to PRC tax laws and regulations, the proceeds from the sale of self-produced agricultural produce are exempt from value-added tax while sales of purchased agricultural produce are subject to value-added tax at the rate of 17%. The Group's sales of its agricultural produce and livestock are exempt from value-added tax while its sales of ancillary food products sourced from third parties are subject to value-added tax. There can be no assurance that such exemption from value-added tax will continue to be available to the Group in future. Any change or increase in value-added tax in respect of the Group's agricultural produce and livestock could have a material adverse effect on the Group's results and financial position. Please refer to the section headed "Financial information — Taxation and estate duty" for further details.

Tax concessions

According to PRC tax laws and regulations, a FIE which has an operating term of over 10 years will normally enjoy full exemption from PRC enterprise income tax in the first two years in which such FIE records assessable profits and a 50% tax exemption in the three years thereafter. All FIEs established in the economic development zone of Fujian province of the PRC are subject to enterprise income tax at the rate of 24% under the relevant income tax laws applicable to such economic development zone. Otherwise, business enterprises in the PRC are in general subject to enterprise income tax at the rate of 33%.

The Group's two principal subsidiaries in the PRC, Chaoda Modern Agriculture and Chaoda Green Agriculture, were converted from domestic enterprises into FIEs on 29th December, 1999 and 20th May, 2000 respectively. Prior to their conversion into FIEs, Chaoda Modern Agriculture and Chaoda Green Agriculture were subject to PRC enterprise income tax at the rate of 33%. With effect from the respective dates of their conversion into FIEs, they became entitled to the tax concessions applicable to FIEs mentioned above. If such tax concessions should cease to be available to the Group

or be subject to amendment in any respect that reduces the benefits to the Group (whether as a result of changes in government policies or otherwise), there could be a material adverse effect on the Group's results of operations and financial condition. Please refer to the section headed "Financial information — Taxation and estate duty"

Dividends

A dividend of RMB20 million in respect of the year ended 30th June, 2000 was declared by Timor Enterprise, a wholly-owned subsidiary of the Company. There is no assurance that future dividends will be similar to historical dividends or will be declared at all, and potential investors should be aware that historical dividends will not be used as a reference or basis upon which future dividends may be determined.

The declaration, payment and amount of any future dividends of the Company will be subject to the discretion of the Directors, and will depend upon, among others, the Group's results of operations, cash flows and financial conditions, operating and capital requirements and other relevant factors prevailing at the time.

RISKS RELATING TO THE PRC AGRICULTURAL INDUSTRY

Changes in government policies

The agricultural industry in the PRC is subject to policies implemented by the government from time to time. These policies may have a material impact on the entire or a certain part of the agricultural industry. The PRC government may, for instance, impose control over aspects such as raw material distribution and pricing, product pricing and sales. It may also make available subsidies or preferential treatments (such as in the form of tax benefits or favourable financing arrangements).

None of the Group's agricultural produce or its livestock is currently subject to any form of government control (whether in respect of raw material supply, production, product pricing or sales). However, there can be no assurance that this will remain to be the case at all times. If the Group's agricultural produce or livestock should become subject to any form of government control, then depending on the nature and extent of such control and the Group's ability to make corresponding adjustments, there could be a material adverse effect on the Group's business and operating results.

The Group has been enjoying the benefits of an exemption from value-added tax in respect of its sales of self-produced agricultural produce under PRC tax law. If such or any other benefit currently enjoyed by the Group should cease to become available, whether as a result of a change in government policy or otherwise, there could be a material adverse effect on the Group's profitability and operating results.

Fluctuation of prices

The Group's agricultural produce and livestock are currently not subject to any government pricing control, production quota or restrictions. Neither the Group's agricultural produce nor its livestock has in general experienced any significant price fluctuations in the past. However, there is no assurance that the Group's agricultural produce or livestock will not be subject to significant price

fluctuations in future. The market prices of the Group's agricultural produce or livestock may experience significant downward adjustment, if, for instance, there is a material over-supply in the market. If this should happen, the Group's business and results of operations could be adversely affected. Please refer to the section headed "Business — Pricing policies" for further details.

Competition

In general, there are a large number of participants in the agricultural industry in the PRC including state-owned, collectively-owned, privately-owned agricultural enterprises and individuals. The Group currently competes with a large number of domestic producers and suppliers based on the high quality of its agricultural produce and livestock. Please refer to the section headed "Business — Competition" for further details.

The PRC currently imposes tariffs and non-tariff barriers and quotas on imported agricultural produce. These measures are intended primarily to protect domestic producers from foreign competition. The PRC is currently seeking admission to the WTO, which regulates trading and tariffs amongst its signatory states. If and when the PRC becomes a member of the WTO, the PRC may be required to reduce many of its current import tariffs, including tariffs on imported agricultural produce, and to eliminate quotas and other import restrictions. This could lead to increased competition for the Group as foreign competitors seek to enter the PRC agricultural produce market. There is no assurance that such increased competition will not have any material adverse effect on the Group's business or its profitability.

Effects of WTO membership

The PRC has entered into bilateral WTO agreements with several WTO members including the US, countries comprising the European Union and Japan and is conducting negotiations with other WTO members. It is believed that these WTO agreements will pave the way for the PRC to become a member of the WTO. Pursuant to the bilateral agreement entered into between the PRC and the US on 15th November, 1999, the PRC has agreed to lower tariffs on imports by an average of about 17%, and to eliminate quotas and other quantitative restrictions on agricultural imports within two to five years. In particular, the average tariffs imposed on priority agricultural products from the United States will fall from 31.5% to 14.5% by 2004. The Directors expect that the lowering of import tariffs and the elimination of quota and other import restrictions by the PRC in respect of agricultural produce would bring about increased competition from overseas suppliers. There is no assurance that such increased competition will not have any material adverse effect on the Group's business or its profitability.

Natural disasters

The Group's agricultural produce and livestock businesses are, by nature, subject to a high degree of exposure to the risks of natural disasters and adverse weather conditions such as droughts, floods, earthquakes, hailstorms, windstorms, pests and diseases. In recent years, it has been widely reported that severe flooding in various parts of the PRC has caused extensive damage to crops and livestock. The Group has, so far, not experienced any material loss brought about by the occurrence of natural disasters. However, the Group's operations remain subject to a high degree of exposure to the risks of natural disasters, the occurrence of which in close proximity to any of the Group's production bases or livestock breeding facilities may result in material decline in crop output, material loss in livestock numbers, and material damage to farming, breeding or other ancillary facilities or equipment. The Group's business and its revenue and profitability may thereby be adversely affected. Please refer to the section headed "Business — Insurance and product liability" for further details.

Environmental liabilities

There are laws and regulations in the PRC regulating the excessive use of chemical pesticides in agricultural production and the protection of farmland. As the Group does not use chemical pesticides in its cultivation process, the laws and regulations regarding chemical pesticides do not apply to it. There is no assurance that changes in environmental laws or regulations may not result in the Group having to incur substantial capital expenditure to upgrade or supplement its existing environmental facilities. If this happens, there could be a material adverse effect on the Group's costs of production and its profitability. Please refer to the section headed "Business — Environmental issues" for further details.

RISKS RELATING TO THE PRC

Political and economic considerations

The business of the Group and, in particular, its plans for future business development are dependent on, among other things, the prevailing economic and political conditions in the PRC. The PRC economy has traditionally been a planned economy. While the PRC government has pursued economic reforms since its adoption of the open-door policy in 1978, a large part of the PRC economy is still operated under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of the reform measures. This refining and readjustment process may not necessarily have a positive effect on the operations of the Group and its future business development. The operating results of the Group may be adversely affected by changes in the PRC's economic and social conditions and by changes in policies of the PRC government such as changes in laws and regulations (or the official interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation and imposition of additional restrictions on currency conversion.

Legal considerations

The PRC legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little precedential value. In 1979, the PRC began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in the PRC and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organisation and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on the business and prospects of the Group. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

Currency conversion and exchange rate

The Group relies on its revenue denominated in Renminbi to pay dividends or to satisfy other foreign exchange requirements. The People's Bank of China ("PBOC") and the State Administration of Foreign Exchange ("SAFE") (under the authority of PBOC) regulate the conversion of Renminbi into foreign currencies. Under the current unified floating exchange rate system, PBOC publishes a daily exchange rate for Renminbi (the "PBOC Exchange Rate") based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorised to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorised range above or below the PBOC Exchange Rate according to the market conditions.

Since 1996, a number of rules, regulations and notices regarding foreign exchange control (the "Regulations") have been issued by the PRC government which are designed to provide for greater convertibility of the Renminbi. Under the Regulations, any FIE must establish a "current account" and a "capital account" with a bank authorised to deal in foreign exchange. Currently, FIEs are able to exchange Renminbi into foreign exchange at designated foreign exchange banks for settlement of "current account transactions" (as defined in the Regulations), which include payment of dividends on the basis of the board resolutions authorising the distribution of profits or dividends of the company concerned, without the approval of the SAFE. Conversion of Renminbi into foreign currencies for "capital account transactions" (as defined in the Regulations), which include receipt and payment of foreign exchange for loans, capital contributions and purchase of fixed assets, continues to be subject to limitations and require the approval of the SAFE.

The Group's two principal subsidiaries in the PRC, Chaoda Modern Agriculture and Chaoda Green Agriculture, are both FIEs to which the Regulations are applicable. However, there can be no assurance that the Group will be able to obtain sufficient foreign exchange to pay dividends or satisfy other foreign exchange requirements in the future.

The value of Renminbi is subject to changes in the PRC government's policies and to international economic and political developments. During the few years prior to 1994, Renminbi experienced a devaluation against most major currencies. Since 1994, the official exchange rate for the conversion of Renminbi into US dollars has been stable. However, there can be no assurance that Renminbi will not become volatile against other currencies or that the Renminbi will not be devalued. As the Group may not be able to hedge effectively against Renminbi devaluations, there can be no assurance that future movements in the exchange rate of Renminbi and other currencies will not have an adverse effect on the Group's results of operations and financial condition.

RISKS RELATING TO STATEMENTS MADE IN THIS PROSPECTUS

Facts and statistics

Certain information and statistics in this prospectus such as statistics relating to the PRC agricultural industry, are derived from various public and private publications. Such information has not been independently verified by the Group and may not be accurate, complete or up-to-date. The Group makes no representation as to the correctness or accuracy of such statements and, accordingly, such information should not be unduly relied upon.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus includes particulars given in compliance with the Companies Ordinance, the Securities (Stock Exchange Listing) Rules 1989 of Hong Kong (as amended) and the Listing Rules for the purpose of giving information to the public with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

The Offer Shares are offered solely on the basis of the information contained and representations made in this prospectus. No person is authorised to give any information in connection with the Share Offer or to make any representation not contained in this prospectus, and any information or representation not contained herein must not be relied upon as having been authorised by the Company, the Underwriters, any of their respective directors or any other person involved in the Share Offer.

UNDERWRITING

This prospectus is published in connection with the Share Offer for which ICEA is the Global Coordinator, Lead Manager and Sponsor. The Share Offer comprises the Placing and the Public Offer. The Placing is fully underwritten by the Placing Underwriters and the Public Offer is fully underwritten by the Public Offer Underwriters. Information relating to the underwriting arrangements is set out in the section headed "Underwriting" in this prospectus.

DETERMINATION OF THE OFFER PRICE

The Offer Shares are being offered at the Offer Price which is expected to be determined by ICEA, on behalf of the Underwriters, and the Company before 5:00 p.m. on 9th December, 2000, or such later date as may be agreed by ICEA, on behalf of the Underwriters, and the Company, but in any event not later than 5:00 p.m. on 14th December, 2000. **If ICEA, on behalf of the Underwriters, and the Company are unable to reach agreement on the Offer Price by 5:00 p.m. on 14th December, 2000, the Share Offer will not proceed.**

OFFER SHARES TO BE OFFERED IN CERTAIN JURISDICTIONS ONLY

No action has been taken to permit public offering of the Offer Shares or the distribution of this prospectus in any jurisdiction other than Hong Kong. The distribution of this prospectus and the offering or sale of the Offer Shares in certain jurisdictions is restricted by law. It may not be used for or in connection with any offer to, or solicitation by, anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this document may come are required by the Company and the Underwriters to inform themselves about and to observe such restrictions.

United States

The Offer Shares have not been and will not be registered under the US Securities Act or any state securities law of the United States, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the US Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S or Rule 144A.

The Offer Shares are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. The Underwriting Agreement provides that certain Underwriters approved by ICEA may through their respective selling agents and/or placement agents arrange for the offer and the sale of Offer Shares within the United States only to QIBs in reliance on and in accordance with Rule 144A.

The Offer Shares have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Offer Shares or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence in the United States.

United Kingdom

This prospectus has not been approved by an authorised person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. The Offer Shares may not be offered or sold in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. In addition, no person may issue or pass on to any person in the United Kingdom any document received by it in connection with the Share Offer unless that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise be lawfully issued or passed on.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies and Businesses in Singapore. Accordingly, this prospectus and any other document or material in connection with the Share Offer may not be circulated or distributed in Singapore, nor may any of the Offer Shares be offered or sold, whether directly or indirectly, nor may any invitation or offer to subscribe for or purchase any Offer Shares be made, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"); (ii) to a sophisticated investor or other person, and in accordance with the conditions of, specified in section 106D of the Singapore Companies Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the Singapore Companies Act. The Registrar of Companies and Businesses in Singapore takes no responsibility for the contents of this prospectus or any of the documents referred to above.

Japan

The Share Offer has not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). None of the Offer Shares may be offered, re-offered, sold or re-sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except: (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law; and (ii) in compliance with any other applicable requirements of Japanese law.

Taiwan

The Share Offer has not been and will not be registered with the Taiwan Securities and Futures Commission under the Securities and Exchange Law and Guidelines for the Offering and Issuance of Securities by Foreign Issuers. Accordingly, none of the Offer Shares may be offered for subscription or purchase, directly or indirectly, in Taiwan.

Cayman Islands

No offer of the Offer Shares may be made to the public in the Cayman Islands.

Each person acquiring Offer Shares in the Share Offer will be required to confirm, or be deemed by its acquisition of Offer Shares to have confirmed, that it is aware of the restrictions on offers and sales of the Offer Shares described in this prospectus.

STRUCTURE AND CONDITIONS OF THE SHARE OFFER

Further details of the structure and conditions of the Share Offer, including details of the Over-allotment Option, are set out under the section headed "Structure of the Share Offer" in this prospectus.

APPLICATION FOR LISTING ON THE STOCK EXCHANGE

Application has been made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the Shares in issue and to be issued pursuant to the Capitalisation Issue, the Shares to be issued pursuant to the Share Offer (including any Shares to be issued pursuant to the exercise of the Over-allotment Option) and any Shares which may fall to be issued pursuant to the exercise of any options granted under the Share Option Scheme.

No part of the share capital of the Company is listed or dealt in on any other stock exchange and no such listing or permission to deal is being or is proposed to be sought. Any allotment made in respect of any application will be void if permission for listing of, and dealing in, the Shares on the Stock Exchange has been refused before the expiration of three weeks from 8th December, 2000, or such longer period (not exceeding six weeks) as may, within the said three weeks, be notified to the Company by or on behalf of the Stock Exchange.

COMMENCEMENT OF DEALINGS IN THE SHARES

Dealings in the Shares on the Stock Exchange are expected to commence on or about 15th December, 2000. Shares will be traded in board lots of 2,000 each.

SHARES WILL BE ELIGIBLE FOR CCASS

Subject to the granting of listing of, and permission to deal in, the Shares on the Stock Exchange and the compliance with the stock admission requirements of Hongkong Clearing, the Shares will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS

with effect from the date of commencement of dealings in the Shares on the Stock Exchange or on any other date Hongkong Clearing chooses. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for the Shares to be admitted into CCASS. If you are unsure about the details of CCASS settlement arrangements and how such arrangements will affect your rights and interests, you should seek the advice of your stockbrokers or other professional advisers.

PROFESSIONAL TAX ADVICE RECOMMENDED

If you are unsure about the taxation implications of the subscription, purchase, holding or disposal of, dealing in, or the exercise of any rights in relation to, the Offer Shares, you should consult an expert. It is emphasised that none of the Company, the Underwriters, any of their respective directors, agents or advisers or any other person involved in the Share Offer accepts responsibility for any tax effects on or liabilities of any person resulting from the subscription, purchase, holding or disposal of, dealing in, or the exercise of any rights in relation to, the Offer Shares.

STAMP DUTY

All the Offer Shares will be registered on the register of members of the Company in Hong Kong. Dealings in Shares on that register will be subject to Hong Kong stamp duty.

DIRECTORS

Name	Address	Nationality
Executive Directors		
KWOK Ho (郭浩)	Flat No. 17, 20th Floor Apartment Tower, Western Side Convention Plaza 1 Harbour Road Wanchai Hong Kong	Chinese
IP Chi Ming (葉志明)	Flat D, 8th Floor Beverly Heights Belair Gardens Shatin New Territories Hong Kong	Chinese
CHIU Na Lai (趙娜麗)	Flat No. 17, 20th Floor Apartment Tower, Western Side Convention Plaza 1 Harbour Road Wanchai Hong Kong	Chinese
LEE Yan (李延)	22-603 East Area Fujian Agricultural University Jinshan, Fuzhou 350002 PRC	Chinese
Independent non-executive Directors		
WONG Kong Chi (黃廣志)	Flat 15B 11 Repulse Bay Road Hong Kong	Chinese
LIN Shun Quan (林順權)	Department of Horticulture South China Agricultural University Wushan, Tianhe Guangzhou 510642 PRC	Chinese

Global Coordinator, Lead Manager and Sponsor	ICEA Capital Limited 42nd Floor Jardine House 1 Connaught Place Central Hong Kong
Placing Underwriters and Public Offer Underwriters	ICEA Capital Limited 42nd Floor Jardine House 1 Connaught Place Central Hong Kong
	BOCI Asia Limited 35th Floor Bank of China Tower 1 Garden Road Hong Kong
	The Bank of East Asia, Limited 8th Floor Bank of East Asia Building 10 Des Voeux Road Central Hong Kong
	CEF Capital Limited Suite 2001, 20th Floor Cheung Kong Center 2 Queen's Road Central Hong Kong
	Ka Wah Capital Limited Unit 6310-6312, 63rd Floor The Center 99 Queen's Road Central Hong Kong
	KGI Asia Limited 27th Floor Asia Pacific Finance Tower Citibank Plaza 3 Garden Road Central Hong Kong

Shenyin Wanguo Capital (H.K.) Limited
28th Floor
Citibank Tower
Citibank Plaza
3 Garden Road
Hong Kong

Sun Hung Kai International Limited
12th Floor
One Pacific Place
88 Queensway
Hong Kong

Tai Fook Securities Company Limited
25th Floor
New World Tower
16-18 Queen's Road Central
Hong Kong

Legal advisers to the Company

As to Hong Kong law:
Chao and Chung
26th Floor
Asia Pacific Finance Tower
Citibank Plaza
3 Garden Road
Hong Kong

As to PRC law:
Trend Associates
28th Floor
Zhongshan Tower
Hudong Road
Fuzhou, Fujian 350003
PRC

As to Cayman Islands law:
Maples and Calder Asia
1504 One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Legal advisers to the Underwriters	*As to Hong Kong law:* Herbert Smith 23rd Floor Gloucester Tower 11 Pedder Street Central Hong Kong *As to certain matters of US securities and federal tax law:* Morrison & Foerster LLP 23rd Floor Entertainment Building 30 Queen's Road Central Hong Kong
Auditors and joint reporting accountants	PricewaterhouseCoopers *Certified Public Accountants* 22nd Floor Prince's Building Central Hong Kong Charles Chan, Ip & Fung CPA Ltd. *Certified Public Accountants* 37th Floor, Hennessy Centre 500 Hennessy Road Causeway Bay Hong Kong
Property valuer	Sallmanns (Far East) Limited 15th Floor, Trinity House 165-171 Wanchai Road Wanchai Hong Kong
Receiving bankers	Standard Chartered Bank 8th Floor, Edinburgh Tower The Landmark Central Hong Kong Industrial and Commercial Bank of China (Asia) Limited ICBC Tower 122-126 Queen's Road Central Hong Kong

CORPORATE INFORMATION

Registered office	P.O. Box 309 George Town Grand Cayman Cayman Islands British West Indies
Head office and principal place of business in Hong Kong	Room 2705, 27th Floor China Resources Building 26 Harbour Road Wanchai Hong Kong
Company secretary	LI Chi Fai (李志輝)
Audit committee	WONG Kong Chi (黃廣志) LIN Shun Quan (林順權)
Authorised representatives	KWOK Ho (郭浩) IP Chi Ming (葉志明)
Share registrar and transfer office	Abacus Share Registrars Limited 2401 Prince's Building Central Hong Kong
Principal bankers	Industrial and Commercial Bank of China 43 East Street Fuzhou, Fujian The PRC Fujian Industrial Bank 154 Hudong Road Fuzhou, Fujian The PRC CITIC Industrial Bank 99 Hudong Road Fuzhou, Fujian The PRC

The information provided in this section is derived from various public and private publications. The information has not been prepared or independently verified by the Company, the Underwriters, their respective directors and advisers.

THE AGRICULTURAL INDUSTRY IN THE PRC

General

The agricultural industry plays a very important role in the PRC economy. In 1998, the gross domestic product of the primary industry in the PRC amounted to about RMB1,460 billion, representing about 18.7% of the total gross domestic product of the PRC. The agricultural industry in the PRC experienced an impressive cumulative annual growth rate of 15.6% from 1990 to 1998. The table below sets out the growth in gross output value of the agricultural industry in the PRC from 1990 to 1998:

Gross output value of the agricultural industry in the PRC

	Farming *(RMB'billion)*	**Animal husbandry** *(RMB'billion)*	**Total agricultural industry (including farming, animal husbandry, fishery and forestry)** *(RMB'billion)*
1990	495	197	766
1991	515	216	816
1992	559	246	908
1993	661	301	1,100
1994	917	467	1,575
1995	1,188	605	2,034
1996	1,354	602	2,236
1997	1,385	681	2,376
1998	1,424	700	2,452
CAGR (%)	**14.1%**	**17.2%**	**15.6%**

Source: China Statistical Yearbook 1999

Government policies

Given its importance to the economy, the PRC government has placed high priority on the development of the agricultural industry. In order to encourage investment in the agricultural industry, the PRC government offers various incentives to enterprises engaged in the agricultural business. These include, for example, the exemption of sales of self-produced agricultural produce from value-added tax under current PRC tax law. These favourable policies reflect the determination of the PRC government to provide strong support to the agricultural industry in the PRC in both the medium and long term.

Production and consumption

With a population of over 1.2 billion at the end of 1998, the PRC is one of the most densely populated country in the world, accounting for over 20% of the world's population. In contrast, the PRC only has about 7.0% of the total area of farmland in the world.

Since the PRC first embarked upon its economic reforms in the late 1970's, increased industrialisation and urbanisation have been key factors restricting the growth in the total area of farmland in the PRC. The total area of farmland in the PRC (in terms of sown area) only experienced a slight increase from 146.4 million hectares in 1980 to 155.7 million hectares in 1998 while the population increased from approximately 0.98 billion to approximately 1.25 billion in the same period. This represents a reduction in the area of farmland per capita (in terms of sown area) by 15.5% from 0.148 hectare to 0.125 hectare from 1980 to 1998. In the light of the reduction in the area of farmland per capita, the development of the PRC agricultural industry has focused, and the Directors expect that in the next few years it will continue to focus, on improving the production yield and value of the agricultural output.

PRODUCTION OF VEGETABLES AND FRUITS IN THE PRC

Compared to crops like rice or wheat which satisfy the basic consumption need of the population, increases in the consumption of vegetables and fruits are generally more influenced by improvements in living standards. In recent years, vegetables and fruits have experienced the strongest growth in production output among all agricultural produce in the PRC. The tables below show the increase in total sown area attributable to vegetables and fruit orchards and in the major yield of fruits compared to wheat and rice from 1990 to 1998.

Sown areas of farm crops in the PRC

	Vegetables		**Orchards (fruits)**		**Total sown area of farm crops**
	('000 hectares)	*(% of total sown area)*	*('000 hectares)*	*(% of total sown area)*	*('000 hectares)*
1990	6,338	4.3%	5,179	3.5%	148,362
1991	6,546	4.4%	5,318	3.6%	149,586
1992	7,031	4.7%	5,818	3.9%	149,007
1993	8,084	5.5%	6,432	4.4%	147,741
1994	8,921	6.0%	7,264	4.9%	148,241
1995	9,515	6.3%	8,098	5.4%	149,879
1996	10,491	6.9%	8,553	5.6%	152,381
1997	11,288	7.3%	8,648	5.6%	153,969
1998	12,293	7.9%	8,535	5.5%	155,706
CAGR (%)	**8.6%**		**6.4%**		**0.6%**

Source: China Statistical Yearbook 1999

Yield of major farm crops in the PRC

	Rice ('000 tonnes)	Wheat ('000 tonnes)	Fruits ('000 tonnes)
1990	189,330	98,230	18,744
1991	183,810	95,950	21,761
1992	186,222	101,587	24,401
1993	177,514	106,390	30,112
1994	175,933	99,297	34,998
1995	185,226	102,207	42,146
1996	195,103	110,569	46,528
1997	200,735	123,289	50,893
1998	198,713	109,726	54,529
CAGR (%)	**0.6%**	**1.4%**	**14.3%**

Source: China Statistical Yearbook 1999

THE DEVELOPMENT OF ORGANIC AGRICULTURE

Organic agriculture and non-organic agriculture

Organic agriculture includes all agricultural systems that promote the environmentally, socially and economically sound production of food and fibres. These systems take local soil fertility as a key to successful production. By respecting the natural capacity of plants, animals and the landscape, it aims to optimise quality in all aspects of agriculture and the environment. Organic agriculture dramatically reduces external inputs by refraining from the use of chemo-synthetic fertilisers, pesticides and pharmaceuticals. Instead it allows the laws of nature to increase both agricultural yields and disease resistance.

Non-organic agriculture generally relies heavily on the use of non-organic inputs, including chemical fertilisers and chemical pesticides during the cultivation process in order to maximise output while lowering the cost of production. Over the past years, there has been growing health concerns in respect of the use of chemical fertilisers and chemical pesticides in the cultivation of agricultural produce. There have also been concerns in respect of the negative environmental effects brought about by the use of chemical fertilisers and chemical pesticides including deterioration of soil conditions and pollution of water sources.

In comparison, organic agriculture has the following advantages over non-organic agriculture:

- Better for human health: Research studies have continued to show the carcinogenic effects of chemical pesticides on humans. The Environmental Protection Agency of the USA considers 60% of all herbicides, 90% of all fungicides and 30% of all insecticides as potentially cancer-causing. Since organic food is grown without the use of toxic and persistent chemicals, the amount of pesticide residues in it is drastically reduced.

- Better for children's health: Organic agricultural produce are of particular benefit to children's health as chemical pesticide residues in food are likely to be more harmful on children because of their higher metabolic rate during growth.

- Less pollution on water supply: The use of chemical pesticides and other chemical substances in non-organic agriculture has led to widespread contamination of the underground water supply in many countries. Organic agriculture does not result in such contamination.

- Better for the environment: Organic agriculture places significiant emphasis on conserving natural resources, including species and habitats, soil and fossil energy.

Organic agriculture movements and standards

Organic agriculture adheres to internationally accepted principles, which are implemented within local social-economic, geoclimatical and cultural settings. The International Federation of Organic Agriculture Movements ("IFOAM") is the industry's leading international non-government organisation which formulates the organic food standards and promotes the certification of organic food. The IFOAM currently has over 700 member organisations in over 100 countries worldwide and has formulated a set of standards for organic food certification that may be used by individual countries as a basis for developing their own national or regional organic food standards. One of the fundamental principles adopted by the IFOAM in respect of the certification of organic food is that all organic crops must have been grown on soil that has been free of chemicals and other prohibited substances over a specific period of time. Moreover, no chemical fertilisers and chemical pesticides are allowed to be used during the cultivation process, and the air and water source for the cultivation must be pollution free.

Currently, about 130 countries worldwide produce certified organic food products in commercial quantities including countries in North America, South America, Europe, Australia, Asia and Africa.

Organic food market in the world

The concept of organic food first emerged in developed countries in the 1920's and rapidly developed in the 1950's and 1960's as agricultural producers became increasingly aware of the negative environmental effects of non-organic agriculture. Today, organic agriculture is practised in many countries and the area of agricultural land under organic management is continually growing. The table below shows the area of agricultural land under organic management in various selected countries.

	Agricultural land under organic management	
	(hectares)	*(% of total agricultural land area)*
Australia	1,736,000	0.38
Canada	1,000,000	1.34
US	900,000	0.20
Italy	788,070	5.30
Germany	416,318	2.40
Argentina	380,000	0.22
Britain	291,538	1.80
Austria	287,900	8.40
Spain	269,465	1.10
France	234,800	0.80
Japan	5,083	0.10
China	4,000	0.01

Source: Organic Agriculture Worldwide - Statistics and Perspectives February 2000

Market demand for organic agricultural produce has expanded rapidly over the past decade. According to a report published by the Food and Agriculture Organization of the United Nations ("FAO") in October 1999, worldwide sales of organic agricultural produce exceeded US$10 billion in 1997, with countries comprised in the European Union, the US and Japan being the main markets. A number of other developed countries have also experienced steady growth in demand for organic agricultural produce. These include Australia and New Zealand. In some developing countries, for example, China, Egypt and Brazil, the market for organic agricultural produce is beginning to develop.

In the major markets, sales of organic food are estimated to account for, on average, between 1% to 2% of total food sales. Although this may seem low, the growth rate over the last 10 years has been impressive. The same report published by the FAO reveals that in the US, it is estimated that sales of organic food have grown at over 20% annually since the mid-1980's, and in France, it is estimated that the retail turnover of organic products has increased by 50% over the past few years. In the medium term, the Directors are of the view that the demand for organic food is likely to continue growing at a high rate. Furthermore, in most of the major markets for organic food, demand far exceeds domestic supply and imports are required to satisfy the excess demand. Hence, there are ample opportunities for suppliers to export to such markets.

ORGANIC AND GREEN FOOD INDUSTRY IN THE PRC

In the last decade, the PRC government has begun to place increasing emphasis on environmental and health issues relating to agricultural production. In view of the growing domestic and export demand for organic food, the PRC government has taken a pro-active role in the promotion of environmentally-friendly and chemical-free agricultural production since 1990. The PRC government intends to develop the organic and green food industry in order to:

- alleviate problems associated with non-organic agriculture such as soil and water pollution and ecological imbalance;
- reduce the use of petrochemical-based materials in agricultural production;
- supply nutritious, safe, healthy and high quality food products to consumers; and
- increase the competitiveness and growth rate of the PRC agricultural industry.

Currently, two official organisations have been established in the PRC for the promotion of pollution-free high quality agricultural produce. These are the Organic Food Development Center of China ("OFDC") and the China Green Food Development Center ("CGFDC").

Organic food standards in the PRC

In 1994, the State Environmental Protection Administration of the PRC established the OFDC for promoting the development of organic food industry in the PRC. The key functions of the OFDC are to formulate relevant rules and regulations for, and to regulate the market participants of, the organic food industry in the PRC and to administer organic food certification in the PRC. The OFDC is currently a member of the IFOAM.

The OFDC has developed a set of organic food standards in relation to the production, inspection, certification and export of organic food in the PRC. These standards are based on the broad principles of organic food production laid down by the IFOAM. The key organic food production standards formulated by the OFDC require that:

- the food production process must restrict the use of genetically-modified raw materials, chemical pesticides, chemical fertilisers and other chemical substances; and
- the food production process must follow natural and ecological growth principles and optimise production yield by respecting the natural capacity of plants, animals and the environment.

In addition, the "Standards for Organic Products Certification" prescribed by the OFDC conform to the organic food production and processing basic standards laid down by the IFOAM and the organic agriculture standards adopted by the European Union.

Green food standards in the PRC

In November 1992, the Ministry of Agriculture of the PRC established the CGFDC for promoting the production and development of pollution-free, safe, high quality and nutritious food in the PRC. The CGFDC is currently a member of the IFOAM.

The term "green food" in the PRC refers to high quality, nutritious, pollution-free food products which do not involve the use of harmful chemical fertilisers, pesticides and chemical compounds or involve only limited use of specific types of chemical compounds during their production or processing. The protection of natural resources and an ecologically balanced environment and the improvement in human well-being are the main purposes for the development of the green food industry in the PRC. According to the CGFDC, green food is similar to organic, natural or ecological food in western countries.

The green food standards formulated by the CGFDC require that:

- the origin of the products, or their raw materials, must conform to the ecological environmental standards for the production of green food;
- the food production and processing must conform to the green food production and operational rules;
- all products must conform with the standards of product quality and hygiene; and
- the packaging of products must conform to the general standards for food labelling and the special rules for packaging.

In addition, green food is further divided into "AA" and "A" grades. All production bases used for the production of green food must comply with the environmental quality standards stated therein, including air, irrigation water and soil quality etc. To qualify as "AA" grade green food, it must be produced without using chemical fertilisers or chemical pesticides, and must be free of any harmful substances. "A" grade green food, however, permits low levels of certain specific types of chemical fertilisers or substances to be used in production.

Domestic production

According to a report entitled "The International Market for Organic Food" released by the Department of Primary Industries of the State of Queensland, Australia in 1998, the PRC produced a total of over 740 types of green food products (including vegetables, fruits, rice, poultry, meat, eggs, fish, tea and other processed food products) as at the end of 1996 representing a 30% increase from 1995. In 1996, the volume of green food produced in the PRC reached 3.6 million tonnes, being an increase of over 70% compared to 1995.

According to the OFDC, it has certified over 100 organic food products for domestic and export sales up to 1999. There has been a consistent increase in the variety and volume of organic food produced in the PRC in recent years.

Demand and consumption

In recent years, there has been increasing awareness among consumers in the PRC of the benefits of organic and green food. The Directors believe that there is significant market potential for organic and green agricultural produce in the PRC particularly in major cities such as Beijing and Shanghai where consumers generally have a higher level of disposable income and there is a stronger awareness of the health benefits of organic and green food.

According to the 1998 report of the Department of Primary Industries, the State of Queensland, Australia, the demand for organic and green food in the PRC has been rising and is expected to reach US$2.5 billion in the next few years. In addition to the domestic market in the PRC, the Directors believe that there are equally promising prospects for the development of various overseas markets for organic agricultural produce (such as Japan and Australia). The Directors believe that the lower land and labour costs in the PRC enjoyed by the Group will provide it with strong competitive advantages in the development of overseas sales.

LIVESTOCK BREEDING INDUSTRY IN THE PRC

Over the past ten years, with continued improvement in living standards, there has been a notable increase in the quantity of meat consumption in the PRC. There is a steady expansion of the livestock breeding industry in the PRC. While the PRC currently has a large number of livestock, the meat quality and production yield of such livestock has generally remained low compared to livestock reared in developed countries.

Number of livestock (as at year end) in the PRC

	Cattle and buffaloes *('000 heads)*	**Hogs** *('000 heads)*	**Goats and sheep** *('000 heads)*
1990	102,880	362,410	210,020
1991	104,590	369,650	206,210
1992	107,840	384,210	207,330
1993	113,160	393,000	217,310
1994	123,320	414,620	240,530
1995	132,060	441,690	278,650
1996	139,810	457,360	303,370
1997	121,760	400,350	255,760
1998	124,350	422,560	269,040
CAGR (%)	**2.4%**	**1.9%**	**3.1%**

Source: China Agriculture Development Report 1999

Output of livestock products in the PRC

	Beef *('000 tonnes)*	Pork *('000 tonnes)*	Mutton *('000 tonnes)*
1990	1,260	22,810	1,070
1991	1,540	24,520	1,180
1992	1,800	26,350	1,250
1993	2,340	28,540	1,370
1994	3,270	32,050	1,010
1995	4,150	36,480	2,020
1996	4,950	40,380	2,400
1997	4,410	35,960	2,130
1998	4,800	38,840	2,350
CAGR (%)	**18.2%**	**6.9%**	**10.3%**

Source: China Agriculture Development Report 1999

Boer goat breeding — worldwide and the PRC

Boer goats were first bred in South Africa. As a result of highly selective breeding carried out over the years by South African goat breeders, Boer goats have become widely considered as one of the most superior goat species for mutton production. Boer goats are known for their pasture hardiness, rapid weight gain and high mutton production. In general, they develop more rapidly than other goat breeds at an average body weight of over 100 kilogram for a mature adult Boer goat. Because of their ability to pass on such characteristics to their off-springs, pure-bred Boer goats have been used around the world for cross-breeding purposes with a view to improving meat quality and production yield. In the past 20 years, Boer goats have been introduced to the US, Canada, Germany, Australia and New Zealand to improve the quality of local goat species.

According to figures compiled by the FAO the average body weight of an adult goat of a domestic breed in the PRC is approximately 12 kilograms, which is ranked amongst the lowest in the world. The Ministry of Agriculture of the PRC has strongly encouraged and supported the reform of the domestic goat breeding industry with focus on improving breeding techniques and the quality of domestic goat breeds by cross-breeding with Boer goats.

OVERVIEW

The Group is an integrated and modern agricultural enterprise. The Group is principally engaged in the agricultural produce and livestock businesses in the PRC. The Group and the Chaoda Group, both controlled by the Controlling Shareholders, form one of the largest integrated and modern agricultural enterprises in the PRC. The Group and the Chaoda Group both utilise advanced agricultural technologies and together, they supply a wide range of agricultural produce, agricultural raw materials and ancillary agricultural products.

Agricultural produce business

The Group is engaged in the cultivation and sale of high quality agricultural produce including vegetables, fruits and rice in the PRC, and is one of the major suppliers of such products in the PRC and Hong Kong. The Group is one of the pioneers in the PRC to adopt cultivation methods and processes in the production of agricutural produce that are in accordance with national organic or green food production standards in the PRC. The Group is a member of the IFOAM, a leading international organisation which has formulated a set of international organic food production standards and is actively engaged in the promotion of the certification of organic food. The Group produces high quality non-polluted agricultural produce by adopting cultivation methods and processes at all of its production bases that are in accordance with the organic food production standards prescribed by the OFDC (being the principal organisation for the certification of organic products in the PRC) or the green food production standards prescribed by the CGFDC (being the principal organisation for the certification of green products in the PRC).

As at 30th September, 2000, the Group operated 20 production bases comprising approximately 2,811 hectares (42,138 mu) of farmland located in several major provinces in the PRC, of which 8 production bases with approximately 1,217 hectares (18,240 mu) of farmland were located in Fujian province while 12 production bases with approximately 1,594 hectares (23,898 mu) of farmland were located in the other provinces of the PRC. The Group currently sells its agricultural produce by way of sales to wholesale customers at agricultural produce wholesale markets, direct sales to institutional customers (including hotels, supermarkets, hospitals, schools, government and non-government entities) and retail sales to customers at dedicated retail sales outlets operated by the Group in a number of major cities in the PRC and at temporary stalls and counters established by the Group at a number of residential housing estates and commercial areas in Fujian province. To supplement the sales of its agricultural produce, the Group also sells a variety of ancillary food products at its dedicated retail sales outlets. Overseas sales comprise direct sales by the Group to Hong Kong as well as sales to trading companies in the PRC which in turn export the Group's agricultural produce to overseas markets.

Livestock business

In addition to its agricultural produce business, the Group is also engaged in the breeding and sale of livestock. The Group is one of the pioneers to import pure-bred Boer goats from South Africa into the PRC for commercial breeding. The Boer goat is one of the most superior species of goat originating from South Africa for mutton production. As at 30th September, 2000 the Group operated two goat breeding facilities at Yang Mei Town, Gao Ming City (高明市楊梅鎮), Guangdong province and Jin An District, Fuzhou City (福州市晉安區), Fujian province respectively. The Group breeds and sells pure-bred Boer goats to goat breeders in the PRC for cross-breeding with domestic goat species

to produce cross-bred goats with improved mutton quality and production yield. The Group is also conducting R&D on embryo transfer technology and hormone-induced accelerated ovulation technology which would enable it to undertake commercial breeding of Boer goats on a more cost-effective and efficient basis.

Contribution by product segments

The following is a breakdown of the Group's turnover by contribution by product segments for the three years ended 30th June, 2000 and for the three months ended 30th September, 2000.

	Year ended 30th June,			Three months ended 30th September,
	1998	**1999**	**2000**	**2000**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Agricultural produce				
Vegetables	11,707	60,934	128,820	116,657
Fruits	8,548	8,916	15,233	15,315
Rice	—	—	—	7,286
	20,255	69,850	144,053	139,258
Ancillary food products	—	1,346	3,255	1,118
Livestock	3,160	5,795	6,917	3,360
Total turnover	23,415	76,991	154,225	143,736

	Year ended 30th June,			Three months ended 30th September,
	1998	**1999**	**2000**	**2000**
	%	%	%	%
Agricultural produce				
Vegetables	50.0	79.2	83.5	81.2
Fruits	36.5	11.6	9.9	10.7
Rice	—	—	—	5.1
	86.5	90.8	93.4	97.0
Ancillary food products	—	1.7	2.1	0.7
Livestock	13.5	7.5	4.5	2.3
Total turnover	100.0	100.0	100.0	100.0

GROUP STRUCTURE

The principal business activities and the shareholding structure of the members of the Group upon the completion of the Capitalisation Issue and the Share Offer (assuming no exercise of the Over-allotment Option) are set out below:



Kwok Ho
Chiu Na Lai
Ip Chi Ming
Ng Man Chung
Cheung Wai Sun
Public Shareholders
90%
10%
100%
100%
100%
Kailey Investment Limited (BVI)
Young West Investments Ltd. (BVI)
Sin Fung Investment Ltd. (BVI)
Jumbo Jade Investment Ltd. (BVI)
55.875%
12.75%
3.375%
3.00%
25.00%
Chaoda Modern Agriculture (Holdings) Limited
（超大現代農業（控股）有限公司）
(Cayman Islands)
Investment holding
100%
Timor Enterprise Limited
(BVI)
Investment holding
100%
100%
Chaoda Vegetable & Fruits Limited
（香港超大蔬果有限公司）
(Hong Kong)
Distribution of agricultural produce
Fuzhou Chaoda Modern Agriculture Development Company Limited
（福州超大現代農業發展有限公司）
(PRC wholly-foreign-owned enterprise)
Cultivation and sale of agricultural produce
90%
10%
Fujian Chaoda Green Agriculture Development Company Limited
（福建超大綠色農業發展有限公司）
(PRC sino-foreign equity joint venture)
Cultivation and sale of agricultural produce
95%
5%
Fujian Chaoda Livestock Company Limited
（福建超大畜牧業有限公司）
(PRC limited liability company)
Breeding and sale of livestock

HISTORY AND DEVELOPMENT

General

The Company was incorporated in the Cayman Islands on 24th August, 2000 and became the ultimate holding company of the Group as a result of the Corporate Reorganisation. Further details of the Corporate Reorganisation are set out under the paragraph headed "Corporate Reorganisation" under the section headed "Further information about the Company" in Appendix V to this prospectus.

Business development

Agricultural produce business

The Group first began to engage in its agricultural produce business in early 1997. In February 1997, the Group established its first production base at Huang Tang Town, Hui An County (惠安縣黃塘鎮), Fujian province, the PRC by leasing farmland from the local government and commenced cultivation and sale of various types of vegetables and fruits. Since then, the Group has established various production bases in Fujian and other provinces in the PRC.

During 1997 and 1998, the Group primarily sold its agricultural produce to wholesale customers at agricultural produce wholesale markets in the PRC as well as to institutional customers (including hotels, supermarkets, hospitals, schools, government and non-government entities). In early 1999, the Group began to establish and operate its own dedicated retail sales outlets in Fuzhou City (福州市), Fujian province, the PRC for the direct sale of its agricultural produce to retail customers. Since then, the Group has established further dedicated retail sales outlets in other provinces of the PRC.

In January 1999, in order to strengthen its R&D capabilities, the Group leased the land and facilities of the Huang Shan Technological Farm (黃山高科技農場) from the Agricultural Bureau of Fuzhou (福州市農業局). This provides the Group with its main facilities for conducting scientific research on farming and cultivation methods and agricultural technology.

To date, the Group has developed into one of the leading suppliers of high quality agricultural produce in the PRC and Hong Kong. The following table sets out the growth in the number of the Group's production bases and dedicated retail sales outlets in the PRC during the period of three years ended 30th June, 2000 and three months ended 30th September, 2000.

	As at			
	30th June, 1998	**30th June, 1999**	**30th June, 2000**	**30th September, 2000**
Production bases				
Province	Fujian (福建省)	Fujian (福建省)	Fujian (福建省)	Fujian (福建省) Hainan (海南省) Jiangsu (江蘇省) Liaoning (遼寧省) Shandong (山東省) Guangdong (廣東省) Shaanxi (陝西省)
Total number of production bases	3	5	5	20
Aggregate farmland area				
— mu	3,050	8,300	15,893	42,138
— hectares	203	553	1,060	2,811
Dedicated retail sales outlets				
Province	—	Fujian (福建省)	Fujian (福建省) Jiangsu (江蘇省)	Fujian (福建省) Jiangsu (江蘇省) Guangdong (廣東省)
Total number of outlets	—	8	10	11

Livestock business

In addition to its agricultural produce business, the Group also began to engage in the livestock breeding business in early 1997. The Group imported pure-bred Boer goats from South Africa, being one of the most superior goat species for mutton production, for breeding and sale to local goat breeders in the PRC who use them for cross-breeding with domestic goat species. The Group established its first goat breeding facility at Yang Mei Town, Gao Ming City (高明市楊梅鎮), Guangdong province, the PRC in January 1999. In August 1997, the Group imported its first herd of 300 pure-bred Boer goats and in December 1998, the Group imported its second herd of 125 pure-bred Boer goats from South Africa. In May 1999, the Group's goat breeding facilities and R&D activities on the breeding techniques of Boer goats were listed as one of the most important scientific programmes by the Fujian Science and Technology Commission. The Group has also recently established another goat breeding facility in Jin An District, Fuzhou City (福州市晉安區), Fujian province.

Capital structure and Corporate Reorganisation

The sections below set out the changes in capital and shareholding structures of the principal subsidiaries of the Group.

Chaoda Modern Agriculture

Chaoda Modern Agriculture was established on 1st December, 1994 under the former name of Fuzhou Tian Xiang Electronic Company Limited (福州天翔電子有限公司) ("Fuzhou Tian Xiang") as a limited liability company in the PRC with a total investment and a registered capital of RMB1,000,000. Upon its establishment, Fuzhou Tian Xiang was primarily engaged in the business of sale and supply of electronic components and other durable products. Its equity interest was held as to 80% by Mr. Kwok Ho (郭浩) and 20% by Mr. Chao Bing (趙斌), the brother-in-law of Mr. Kwok Ho. In January 1997, Fuzhou Tian Xiang changed its name to Fuzhou Tian Xiang Industrial Company Limited (福州天翔實業有限公司) and its business scope as specified in its business licence was expanded to include cultivation and sale of agricultural produce. In November 1999, Fuzhou Tian Xiang further changed its name to Chaoda Modern Agriculture and its business scope as specified in its business licence was restated as the cultivation and sale of agricultural produce.

In December 1999, Timor Enterprise entered into a share transfer agreement with Mr. Kwok Ho and Mr. Chao Bing pursuant to which Timor Enterprise acquired from Mr. Kwok Ho and Mr. Chao Bing their respective equity interests in Chaoda Modern Agriculture for an aggregate cash consideration of RMB5,000,000. Such consideration has been fully paid. As a result of the transfer of such equity interests, Chaoda Modern Agriculture was converted into a wholly-foreign-owned enterprise with a total investment and a registered capital of HK$1,000,000 and an operating term of up to 27th December, 2029. In January 2000, Chaoda Modern Agriculture further increased its total investment and registered capital to HK$6,000,000. Such total investment and registered capital have been fully paid up.

Chaoda Vegetable

Chaoda Vegetable was incorporated on 20th December, 1999 as a limited liability company in Hong Kong under the former name of Supreme Bonus Vegetable & Fruits Limited. It has been primarily engaged in the distribution of agricultural produce in Hong Kong. Prior to 7th July, 2000, it was owned as to 64.5% by Mr. Kwok Ho, 17.0% by Mr. Ip Chi Ming (葉志明), 10.0% by Madam Chiu Na Lai (趙娜麗) (the spouse of Mr. Kwok Ho), 4.5% by Mr. Ng Man Chung (吳文種) and 4.0% by Mr. Cheung Wai Sun (張衛新). On 7th July, 2000, Timor Enterprise acquired the entire issued share capital of Chaoda Vegetable.

Chaoda Green Agriculture

Chaoda Green Agriculture was established on 14th January, 1999 as a limited liability company in the PRC with a total investment and a registered capital of RMB3,000,000. It has been primarily engaged in the cultivation and sale of agriculture produce. Upon its establishment, the equity interest of Chaoda Green Agriculture was held as to 70% by Fujian Chaoda Microbe Organic Fertiliser Company Limited (福建超大微生物有機肥有限公司) ("Fujian Chaoda Microbe"), a member of the Chaoda Group which was later converted into Fujian Chaoda Group Limited (福建超大集團有限公司), and 30% by Fujian Wen Cheng Economic Development Limited (福建文成經貿發展有限公司) ("Fujian Wen Cheng"), a PRC entity and an independent third party.

In January 2000, Chaoda Modern Agriculture and Chaoda Vegetable entered into two separate share transfer agreements with Fujian Chaoda Microbe and Fujian Wen Cheng respectively pursuant to which (i) Chaoda Modern Agriculture acquired a 70% equity interest in Chaoda Green Agriculture from Fujian Chaoda Microbe for a cash consideration of RMB2,100,000; and (ii) Chaoda Vegetable acquired a 30% equity interest in Chaoda Green Agriculture from Fujian Wen Cheng for a cash consideration of RMB900,000. The consideration for both transfers was based on the amount of the registered capital contributed by Fujian Chaoda Microbe and Fujian Wen Cheng respectively to Chaoda Green Agriculture and has been fully paid. As a result of the transfer of such equity interests, in May 2000, Chaoda Green Agriculture was converted into a sino-foreign equity joint venture with an operating term of up to 29th April, 2030. It also increased its total investment and registered capital to RMB4,000,000.

In June 2000, Chaoda Vegetable and Chaoda Modern Agriculture entered into a share transfer agreement pursuant to which Chaoda Vegetable acquired a 60% equity interest in Chaoda Green Agriculture from Chaoda Modern Agriculture for a cash consideration of RMB2,400,000. Such consideration has been fully paid. As a result, the equity interest in Chaoda Green Agriculture was held as to 90% by Chaoda Vegetable and 10% by Chaoda Modern Agriculture. Subsequently, in June 2000, Chaoda Green Agriculture further increased its total investment and registered capital to RMB6,000,000, both of which have been fully paid up.

Chaoda Livestock

Chaoda Livestock was established on 15th December, 1998 as a limited liability company in the PRC with a total investment and a registered capital of RMB2,800,000 and an operating term of up to 15th December, 2023, It has been primarily engaged in the growing, breeding and sale of livestock. Upon its establishment, the equity interest in Chaoda Livestock was held as to 60% by Fujian Chaoda Microbe and 40% by Fujian Wen Cheng. The total investment and registered capital of Chaoda Livestock have been fully paid up.

In January 2000, pursuant to three separate share transfer agreements, (i) Chaoda Green Agriculture acquired a 60% equity interest in Chaoda Livestock from Fujian Chaoda Microbe for a cash consideration of RMB1,680,000; (ii) Chaoda Green Agriculture also acquired a 8% equity interest in Chaoda Livestock from Fujian Wen Cheng for a cash consideration of RMB220,000; and (iii) Chaoda Modern Agriculture acquired a 32% equity interest in Chaoda Livestock from Fujian Wen Cheng for a cash consideration of RMB900,000. After the completion of such transfers, the equity interest in Chaoda Livestock was held as to 68% by Chaoda Green Agriculture and 32% by Chaoda Modern Agriculture.

In June 2000, pursuant to a share transfer agreement, Chaoda Green Agriculture acquired a 27% equity interest in Chaoda Livestock from Chaoda Modern Agriculture for a cash consideration of RMB760,000. After the completion of such transfer, the equity interest in Chaoda Livestock was held as to 95% by Chaoda Green Agriculture and 5% by Chaoda Modern Agriculture.

Timor Enterprise

Timor Enterprise was incorporated on 26th November, 1999 as a limited liability company in the BVI. Upon its establishment, Timor Enterprise was owned as to 64.5% by Mr. Kwok Ho, 17% by Mr. Ip Chi Ming, 10.0% by Madam Chiu Na Lai, 4.5% by Mr. Ng Man Chung and 4.0% by Mr. Cheung Wai Sun. On 8th June, 2000, each of Mr. Kwok Ho, Mr. Ip Chi Ming, Madam Chiu Na Lai, Mr. Ng

Man Chung and Mr. Cheung Wai Sun transferred his (or her) shareholding in Timor Enterprise to Kailey. Timor Enterprise thereby became a wholly-owned subsidiary of Kailey, which was then owned by Mr. Kwok Ho, Mr. Ip Chi Ming, Madam Chiu Na Lai, Mr. Ng Man Chung and Mr. Cheung Wai Sun in the same proportion as they previously owned Timor Enterprise.

Pursuant to the Corporate Reorganisation, Timor Enterprise became a wholly-owned subsidiary of the Company and an intermediate holding company of the Group. Each of Mr. Ip Chi Ming, Mr. Ng Man Chung and Mr. Cheung Wai Sun became an indirect holder of shares in the Company through their respective wholly-owned BVI companies, while Mr. Kwok Ho and Madam Chiu Na Lai became indirect holders of shares in the Company through Kailey. After the completion of the Corporate Reorganisation but before the Share Offer, the Company is owned as to 74.5% by Kailey, and indirectly through their respective wholly-owned BVI companies, 17% by Mr. Ip Chi Ming, 4.5% by Mr. Ng Man Chung and 4.0% by Mr. Cheung Wai Sun. Kailey is owned as to 90% by Mr. Kwok Ho and 10% by Madam Chiu Na Lai. The Corporate Reorganisation also resulted in Mr. Kwok Ho holding an increased number of shares in Kailey and hence, his attributable interest in the Company being increased, and Madam Chiu Na Lai's being reduced, by 2.55%.

AGRICULTURAL PRODUCE BUSINESS

Type of produce

The Group currently cultivates and sells three main categories of high quality agricultural produce including vegetables, fruits and rice. The Group also sells ancillary food products in dedicated retail sales outlets which it operates in Fuzhou and other cities in the PRC. All of the Group's agricultural produce are marketed under the "Chaoda (超大)" brand name and trade mark. Further details of the specific types of vegetables, fruits and rice currently produced and the ancillary food products currently sold by the Group are set out below:

(i) Vegetables: The Group produces various types of vegetables including white cabbage/pak choy (白菜), baby white cabbage/baby pak choy (小白菜), Shanghai cabbage (上海青), Chinese flowering cabbage/choy sum (菜心), broccoli (西蘭花), garlic bolt (蒜苗), chilli pepper (辣椒), aloe vera (蘆薈), turnip (白蘿蔔), bell pepper (五彩椒), water spinach/tung choy (通菜), potato (馬鈴薯), bitter melon (苦瓜), spinach (菠菜), celery (西芹), lettuce (生菜), cucumber (黃瓜), long bean (四季豆), carrot (胡蘿蔔), eggplant (茄子), spring onion (葱), Chinese kale/gai lan (芥蘭), onion (洋葱), Italian lettuce (意大利生菜), taro (芋頭), winter melon (冬瓜), green bean (豆角), hairy bean (毛豆), sweet pimiento (甜椒), pea pod (荷蘭豆), hairy melon (絲瓜), leek (大蒜), Chinese celery (芹菜), sweet corn (粟米), pumpkin (南瓜), tomato (番茄) and calabash (胡蘆).

(ii) Fruits: The Group produces various types of fruits including navel orange (臍橙), laichee (荔枝), cherry tomato (櫻桃番茄), water melon (西瓜), yellow melon (金滿地甜瓜), peach (桃), pear (梨), plum (布冧), grapefruit (柚) and longan (龍眼).

(iii) Rice: The Group produces various species of mostly high quality rice crops including rice (大米), red rice (紅米), black rice (黑米) and sticky rice (糯米).

(iv) Ancillary food products: The Group sells a variety of ancillary food products including cooking oil, dressings, canned and other non-staple food. These products are sold to supplement the sale of the Group's agricultural produce at its dedicated retail sales outlets.

The table below sets out a breakdown of the sales, by volume, of the three main categories of the Group's agricultural produce in the three years ended 30th June, 2000 and the three months ended 30th September, 2000.

	Year ended 30th June,			Three months ended 30th September,
	1998	1999	2000	2000
	tonnes	*tonnes*	*tonnes*	*tonnes*
Agricultural produce				
Vegetables	6,972	26,172	46,527	54,940
Fruits	998	1,102	2,962	11,614
Rice	—	—	—	2,905
Total	7,970	27,274	49,489	69,459

The Group adopts cultivation methods and processes in the production of its agricultural produce that are in accordance with the organic food production standards prescribed by the OFDC or the green food production standards prescribed by the CGFDC. No chemical fertilisers, chemical pesticides, chemical plant growth regulators or other chemical substances are used by the Group in the cultivation of its agricultural produce. The adherence to the organic or green food production standards and the adoption of strict quality control enable the Group to produce high quality, nutritious, non-polluted and healthy agricultural produce.

The Group has been undertaking R&D on improving seed and produce quality. The Group has also successfully introduced and acclimatised various species of agricultural produce imported from overseas for cultivation at its production bases in the PRC.

The PRC government has promulgated various laws, rules and regulations governing the production and sale of food and food hygiene. These laws, rules and regulations contain provisions that apply to agricultural produce and hence, the Group is subject to those provisions. Since the establishment of its agricultural produce business, the Group has complied with all applicable food and food hygiene laws, rules and regulations of the PRC and the Group has not been in breach of any of those provisions.

Production bases

Location of production bases

As at 30th September, 2000, the Group operated a total of 20 production bases, with an aggregate farmland area of approximately 2,811 hectares (42,138 mu). 8 of those production bases with an aggregate farmland area of approximately 1,217 hectares (18,240 mu) were located in Fujian province while the remaining 12 production bases with an aggregate farmland area of approximately 1,594 hectares (23,898 mu) were located in the other provinces of the PRC. The Group's production bases are strategically located in different parts of the PRC to reduce the risk of material loss that may be caused by the occurrence of natural disasters or adverse weather conditions such as droughts, floods, typhoons and earthquakes in any one particular geographical region in the PRC. In addition, the diverse geographical distribution of the Group's production bases also enables the Group to distribute its produce efficiently and cost-effectively to different parts of the PRC.

The table below sets out the geographical location, date of establishment and farmland area of each of the Group's production bases as at 30th September, 2000.

Production base	Location	Date of establishment	Farmland area as at 30th September, 2000 *(mu)*	*(hectares)*
Fujian province (福建省)				
Hui An base (惠安基地)	Huang Tang Town, Hui An County (惠安縣黃塘鎮)	February 1997	3,000	200
Zhang Zhou base (漳州基地) *(Note 1)*	Ho Fang Farm, Zhang Zhou City (漳州市鄉城區後房村)	October 1997	100	7
Sian You base (仙游基地)	Zhong Shan Town, Sian Yiu, Pu Tian County (浦田縣仙游鐘山鎮)	January 1998	8,250	550
Lian Jiang base (連江基地)	No. 32360 Lien Jiang Military Farm, Fuzhou City (福州連江解放軍32360部隊農場)	November 1998	2,150	143
Tang Cuan base (湯川基地)	Tang Cuan, Yau Xi County (尤溪縣湯川鄉)	January 1999	3,290	220
Song Wu base (松塢基地)	Song Wu Village Pu Kou Town Lian Jiang County Fuzhou City (福州市，連江縣，浦口鎮，松塢村縣)	September 2000	250	17

Production base	Location	Date of establishment	Farmland area as at 30th September, 2000 (mu)	(hectares)
Jin An base (晉安基地)	Wu Yang Village Lin Tou County Jin An District Fuzhou City (福州市，晉安區，嶺頭鄉，吾洋村及貴洋村)	September 2000	800	53
Nan Yu base (南嶼基地)	Nan Qi Village and Nan Jin Village Man Yu Town Wen Hau County (閩侯縣，南嶼鎮，南旗村及南井村)	September 2000	400	27
Hainan Province (海南省)				
Da Tian base (大田基地)	Da Tian County, Dong Fang City (東方市大田鄉)	July 2000	4,400	294
Bei Shan Yang base (北山洋基地)	Gao Xian, Bei Shan Yang (北山洋市高效農業基地)	July 2000	2,500	167
Jiangsu Province (江蘇省)				
Bai Ma base (白馬基地)	Bai Ma Town, Li Shui County, Nanjing City (南京市溧水縣白馬鎮)	July 2000	2,000	133
Lu Jia base (陸家基地)	Lu Jia Town, Kwun Shan City (昆山市陸家鎮)	July 2000	808	54
Xin Ta base (莘塔基地)	Xin Ta Town, Wu Jiang City (吳江市莘塔鎮)	July 2000	220	14
Qian Zhou base (前州基地)	Qian Zhou Town, Xi Shan City (錫山市前州鎮)	July 2000	470	31
Liu He base (六合基地)	Liu He Town, Heng Liang County Nanjing City (南京市六合縣橫梁鎮)	September 2000	1,000	67

Production base	Location	Date of establishment	Farmland area as at 30th September, 2000 (mu)	(hectares)
Shandong Province (山東省)				
Zhou Yang base (周陽基地)	The State Agricultural Comprehensive Development Zone, Zhou Yang County, Gao Mi City (高密市周陽鄉國家級農業綜合開發區)	July 2000	3,000	200
Liaoning Province (遼寧省)				
Li Dian base (李店基地)	Li Dian Town, Wa Fang Dian (瓦房店市李店鎮)	July 2000	1,100	73
Pao Tai base (炮台基地)	Pao Tai Economic Development Zone, Dalian City (大連市炮台經濟開發區)	July 2000	1,900	127
Guangdong Province (廣東省)				
Fu Da base (扶大基地)	Fu Da Town, Mei County (梅縣扶大鎮)	July 2000	1,000	67
Shaanxi Province (陝西省)				
Nang Jiao base (能角基地)	Nang Jiao Town, Bai Yi County, Han Yang City (咸陽市白邑縣能角鎮)	July 2000	5,500	367
Total			42,138	2,811

Notes:

1. To expand the area of the Zhang Zhou base (漳州基地) in Fuzhou City, Fujian province, the Group entered into a lease agreement in late September 2000 with an independent third party for the leasing of 27 hectares (400 mu) of farmland adjacent to the Zhang Zhou base. The lease commenced on 1st October, 2000 and the total farmland area of the Zhang Zhou base increased to 33 hectares (500 mu).

2. The Group entered into a lease agreement in late September 2000 with an independent third party for the leasing of 200 hectares (3,000 mu) of farmland in Yung Tai County, Fuzhou City (福州市永泰縣), Fujian province to set up the new Yung Tai base (永泰基地). The lease commenced on 1st October, 2000.

The table below sets out the changes in the farmland area of the Group's production bases as at 30th June, 1998, 1999 and 2000 and as at 30th September, 2000 respectively.

Production base	As at 30th June, 1998 (mu)	1999 (mu)	2000 (mu)	30th September, 2000 (mu)	As at 30th June, 1998 (hectares)	1999 (hectares)	2000 (hectares)	30th September, 2000 (hectares)
Fujian Province (福建省)								
Hui An base (惠安基地)	1,500	2,000	2,103	3,000	100	133	140	200
Zhang Zhou base (漳州基地) *(Note 1)*	50	50	100	100	3	3	7	7
Sian You base (仙游基地)	1,500	3,500	8,250	8,250	100	234	550	550
Lian Jiang base (連江基地)	—	2,150	2,150	2,150	—	143	143	143
Tang Cuan base (湯川基地)	—	600	3,290	3,290	—	40	220	220
Song Wu base (松塢基地)	—	—	—	250	—	—	—	17
Jin An base (晉安基地)	—	—	—	800	—	—	—	53
Nan Yu base (南嶼基地)	—	—	—	400	—	—	—	27
	3,050	8,300	15,893	18,240	203	553	1,060	1,217
Hainan Province (海南省)								
Da Tian base (大田基地)	—	—	—	4,400	—	—	—	294
Bei Shan Yang base (北山洋基地)	—	—	—	2,500	—	—	—	167
	—	—	—	6,900	—	—	—	461
Jiangsu Province (江蘇省)								
Bai Ma base (白馬基地)	—	—	—	2,000	—	—	—	133
Lu Jia base (陸家基地)	—	—	—	808	—	—	—	54
Xin Ta base (莘塔基地)	—	—	—	220	—	—	—	14
Qian Zhou base (前州基地)	—	—	—	470	—	—	—	31
Liu He base (六合基地)	—	—	—	1,000	—	—	—	67
	—	—	—	4,498	—	—	—	299
Shandong Province (山東省)								
Zhou Yang base (周陽基地)	—	—	—	3,000	—	—	—	200
Liaoning Province (遼寧省)								
Li Dian base (李店基地)	—	—	—	1,100	—	—	—	73
Pao Tai base (炮台基地)	—	—	—	1,900	—	—	—	127
	—	—	—	3,000	—	—	—	200
Guangdong Province (廣東省)								
Fu Da base (扶大基地)	—	—	—	1,000	—	—	—	67
Shaanxi Province (陝西省)								
Nang Jiao base (能角基地)	—	—	—	5,500	—	—	—	367
Aggregate farmland area	3,050	8,300	15,893	42,138	203	553	1,060	2,811
Number of production bases	3	5	5	20				

Notes:

1. *To expand the area of the Zhang Zhou base (漳州基地) in Fuzhou City, Fujian province, the Group entered into* a lease agreement in late September 2000 with an independent third party for the leasing of 27 hectares (400 mu) of farmland adjacent to the Zhang Zhou base. The lease commenced on 1st October, 2000 and the total farmland area of the Zhang Zhou base increased to 33 hectares (500 mu).

2. The Group entered into a lease agreement in late September 2000 with an independent third party for the leasing of 200 hectares (3,000 mu) of farmland in Yung Tai County, Fuzhou City (福州市永泰縣), Fujian province to set up the new Yung Tai base (永泰基地). The lease commenced on 1st October, 2000.

The Group had 5 production bases with an aggregate farmland area of approximately 1,060 hectares (15,893 mu) in Fujian province prior to 30th June, 2000. The total number of production bases increased to 20 with an aggregate farmland area of approximately 2,811 hectares (42,138 mu) as at 30th September, 2000.

Selection of production bases

The Directors consider that the selection of the best location for the Group's production bases is critical to the success of its agricultural produce business. Hence, the Group adopts strict criteria in selecting the location of its production bases.

In making such selection, the Group considers various attributes including climatic, geographical and environmental conditions, soil quality and abundance of non-polluted water supply. In particular, the following requirements must be satisfied:

- fertile and non-polluted soil;
- favourable environmental conditions, in particular, non-polluted air and abundant non-polluted water supply;
- natural protection from surroundings in order to minimise the risks and effects of natural disasters and adverse weather conditions, such as floods, hailstorms and windstorms;
- favourable climatic conditions that allow a long growing season for a wide range of agricultural produce; and
- convenient access that allows easy delivery of raw materials and collection of agricultural produce.

Leasing of production bases

All the Group's production bases are located on land leased by the Group from independent third parties who include local governments, farm or village collectives and other legal entities and individual farmers. The terms of the leases in respect of the Group's production bases range from 20 to 50 years. The majority of those leases provide the Group with an option to renew upon their expiry. The annual rental payable by the Group under those leases ranges from RMB100 per mu to RMB900 per mu. For some of the Group's production bases, the lease agreements provide for the rental to be increased on an annual or periodical basis during the term of the lease with the date and amount of such increment being determined in accordance with the terms of such leasing agreements. For the

other production bases of the Group, the rental is fixed throughout the entire lease term. In these cases, the Group is required to pay a non-refundable pre-paid rental ranging from RMB2,000 per mu to RMB 3,000 per mu to the lessors by way of installment during the first year of the lease term. For the three years ended 30th June, 2000 and the three months ended 30th September, 2000, the prepaid rental payable by the Group in relation to the leasing of its production bases amounted to nil, RMB7.2 million, RMB45.6 million and RMB55.2 million respectively. The amount of the installments of such non-refundable pre-paid rental paid by the Group for the three years ended 30th June, 2000 and the three months ended 30th September, 2000 amounted to nil, RMB1.8 million, RMB34.2 million and RMB41.6 million respectively.

Details of the leases in respect of the Group's production bases are set out in the section headed "Financial information — Property interests" and in the property valuation report in Appendix III to this prospectus.

Product certification

The Group recognises the need continually to enhance the quality of its agricultural produce and to strengthen its market reputation in the agricultural industry. It is the Group's business strategy to become the predominant supplier of agricultural produce that is produced in accordance with organic or green food production standards in the PRC.

IFOAM membership

The Group is a member of the IFOAM, a leading international organisation which has formulated a set of standards for organic food production and is engaged in promoting the certification of organic food. The Directors believe that the Group is the first integrated agricultural producer in the PRC to have been admitted as a member of the IFOAM. The Group believes that its IFOAM membership will enable it to gain wider recognition in the agricultural industry both in the PRC and overseas. The Group will also have better access to information on the latest developments of organic agriculture worldwide through the IFOAM.

Organic and green food certification

In the production of its agricultural produce, the Group has adopted cultivation methods and processes at all of its production bases that are in accordance with the organic food production standards prescribed by the OFDC or the green food production standards prescribed by the CGFDC.

To obtain certification for any production base or agricultural produce under the organic food production standards prescribed by the OFDC, one of the requirements that must be met is that no chemical fertilisers or other specified chemical substances must have been applied at such production base or in the cultivation of such produce for a continuous period of not less than two years after the organic food production standard were first adopted. In respect of any production base or agricultural produce that complies with such requirement for not less than one year, an application may be made to the OFDC for an interim "organic conversion certification" which certifies that organic agricultural principles and standards have predominantly been applied at such production base or in the cultivation of such produce.

As at the Latest Practicable Date, the Group obtained organic food certification or organic conversion certification from the OFDC in respect of the following production bases and agricultural produce cultivated at such bases:

Production bases	Certification	Type of produce
Zhang Zhou base (漳州基地)	Organic food certification	aloe vera (蘆薈)
Jian An base (晉安基地)	Organic food certification	navel orange (臍橙)
Tang Cuan base (湯川基地)	Organic conversion certification	cabbage (白菜) pumpkin (小南瓜) pimiento (甜椒) Chinese kale (芥蘭) flowering honey (菜心) lettuce (生菜) garlic bolt (蒜苗) tomato (西紅柿) pea pod (荷蘭豆) sweet corn (甜玉米) cauliflower (花菜) spinach (菠菜) Shanghai cabbage (上海青) rice (大米)

The Group is also in the process of applying for organic food certification from the OFDC or green food certification from the CGFDC in respect of a number of other production bases and the agricultural produce cultivated at such bases. As the organic food production standards of the OFDC are more stringent than the green food production standards of the CGFDC, it normally takes longer time for organic food certification to be processed than green food certification. Thus, the Group intends to apply for organic food certification in respect of certain of its larger and more strategically important production bases while it will apply for green food certification in respect of its other production bases.

Planting and cultivation

Cultivation process

The Group currently produces a wide variety of vegetables, fruits and rice crops. The Group adopts cultivation methods and processes at all of its production bases are in accordance with the organic food production standards prescribed by the OFDC or the green food production standards prescribed by the CGFDC. The Group also uses agricultural methods which it develops based on its knowledge, experience and R&D in new agricultural farming techniques. Such methods impose stringent control over each of the principal stages of the cultivation process including (i) the selection of the type, quality and maturity of the seeds; (ii) the manner and timing of sowing, watering and harvesting, (iii) the type, quantity and timing for application of pesticides, organic fertilisers and plant growth regulators; and (iv) pest and disease management.

The length of the cultivation period for the majority of the produce currently grown by the Group ranges from less than one month to about 6 months.

The following chart illustrates the principal stages of the Group's cultivation process:


Seeds
Seeds
Sowing
Seedlings
Incubation
Water
Organic fertilizers
Planting
Pest and disease management
Cultivation
Water
Organic fertilizers
Plant Growth regulators
Produce
Harvesting
Sample testing
Preservation
Packed produce
Packaging

The Group's cultivation process is labour intensive and a substantial part of such process is carried out by the full-time farm employees employed by the Group. To ensure adherence to the requirements of the organic food production standards of the OFDC or the green food production standards of the CGFDC as well as the Group's agricultural methods and to safeguard product quality, the Group has established uniform planting and cultivation guidelines, requirements and procedures for each type of produce. All employees engaged in the cultivation process are fully trained by the Group to adhere strictly to such guidelines, requirements and procedures. In addition, the Group's senior agricultural and technical personnel are responsible for on-site field supervision and management throughout the entire cultivation process.

Production planning

To help the Group optimise its production yield and revenue, the Group prepares an annual production schedule for each of its production bases. This schedule is supplemented by production budgets which set out in respect of each type of produce, the time-table for cultivation, the targetted production volume, the estimated quantity of raw materials required and the farmland area to be used for the cultivation of such produce. In preparing such schedules and budgets, the Group takes into consideration:

- the long term business and production plans of the Group;
- the actual and anticipated supply and demand of each type of produce;
- the climatic characteristics and requirements of each type of produce;
- the average prevailing market price of each type of produce; and
- the overall production costs of the Group.

Seasonal factors are also taken into consideration in determining the annual production schedules of the Group as the production yield of each type of produce is affected by seasonal changes. In general, the production yield of most produce is higher in summer than in winter. However, some of the Group's produce has a higher production yield in winter. Also, some produce may only be grown in the warm or the cold season.

The agricultural produce market is subject to a high degree of volatility as the supply of agricultural produce may be adversely affected by unpredictable factors such as natural disasters and adverse weather conditions. The Group closely and regularly monitors changes in market conditions and promptly makes adjustments to its production schedules in response to such changes.

Processing facilities

The Group currently leases and operates two processing facilities in Fujian province. The gross floor areas of these processing facilities are set out below:

Location	Date of establishment	Gross floor area (*sq.m.*)
Si Yuen Village, Xin Dian Town, Jin An District, Fuzhou City, Fujian province (福建省福州市晉安區新店鎮西園村)	May 1998	1,635
Sian You, Pu Tian County, Fujian province (福建省仙游縣鐘山鎮)	July 2000	900 (including warehouse and offices)

These processing facilities are principally engaged in the cleaning, sorting and packaging of the Group's agricultural produce that is sold to its institutional customers or for export.

Quality control

The Group adopts and implements stringent quality control measures and procedures throughout its production processes. Such measures and procedures are designed to ensure that the Group's produce meet high quality standards and are in conformity with the organic food production standards prescribed by the OFDC or the green food production standards prescribed by the CGFDC.

The Group's quality control procedures start with the sourcing of raw materials. All raw materials, including seeds, fertilisers and plant growth regulators, sourced by the Group have to meet the relevant requirements of the organic food production standards of the OFDC or the green food production standards of the CGFDC and samples are inspected or tested before they are used in the cultivation process. During cultivation, the Group's staff closely monitors the temperature, soil and weather conditions and climatic changes such as the onset of droughts or floods. The Group's staff also checks details such as crop appearance, crop size, water and soil acidity, crop disease and infestation during each stage of the cultivation process. In addition, the Group also conducts (i) random field inspections and quality checks; and (ii) analysis of crop samples of each type of produce to detect any chemical substance or pollutants in the crops on a regular basis throughout the cultivation process.

LIVESTOCK BUSINESS

Products

The Group operates livestock breeding facilities, and breeds pure-bred Boer goats for sale to local goat breeders. Boer goats originate from South Africa and are now widely considered as one of the most superior goat species for mutton production. Boer goats are known for their pasture hardiness, rapid weight gain, and high mutton production. In general, they develop more rapidly than other goat breeds. Because of their ability to pass on such characteristics to their off-springs, pure-bred Boer goats have been used for cross-breeding purposes with a variety of other goat species around the world to improve mutton quality and production yield.

The Group sells pure-bred Boer goats to local goat breeders for cross-breeding with domestic goat species. The Group has also been conducting R&D on embryo transfer technology and hormone-induced accelerated ovulation technology which would enable it to undertake commercial breeding of Boer goats on a more cost-effective and efficient basis.

The table below sets out the size of the Group's herd of Boer goats in the three years ended 30th June, 2000 and the three months ended 30th September, 2000.

	Year ended 30th June,			Three months ended 30th September,
	1998	**1999**	**2000**	**2000**
	heads	*heads*	*heads*	*heads*
Number of Boer goats at the beginning of the period	—	497	493	302
Imported	300	125	—	—
Reproduced	360	175	167	70
Sold	(158)	(296)	(350)	(180)
Died	(5)	(8)	(8)	(2)
Number of Boer goats at the end of the period	497	493	302	190

The Group conducts periodic inventory checks, and maintains detailed monthly inventory records on its livestock including the date on which the goats were imported, the number of goats imported, birth and death rates, as well as the sale of its goats. The day-to-day management of the Group's herd of Boer goats is carried out by experienced and trained employees at the Group's breeding facilities. Random medical inspection is carried out on the goats on a regular basis to monitor their health conditions. Such measures enable the Group to prevent any major outbreak of diseases among its herd.

Breeding facilities

The Group's first goat breeding facility comprises various land, buildings and structures on a site area of approximately 18,667 sq. m. and is located at Yang Mei Town, Gao Ming City (高明市楊梅鎮), Guangdong province, the PRC. The Group established its second goat breeding facility on a site area of approximately 2,000 sq.m. at Jin An District, Fuzhou City (福州市晉安區), Fujian province, the PRC. The two breeding facilities are leased from independent third parties for a term of 15 years and 10 years respectively.

Breeding technologies

Large scale breeding of pure-bred Boer goats is constrained by the significant costs of relying on the import of Boer goats and their natural limits on reproduction, with each Boer goat reproducing, on average, eight to twelve off-springs over a period of two years. To improve operating efficiency and to increase the scale of its goat breeding business, the Group has engaged the Agricultural University of Shanxi (山西農業大學) to develop new breeding technologies including embryo transfer technology and hormone-induced accelerated ovulation technology:

Embryo transfer technology. Embryo transfer technology primarily involves: (i) the extraction of a fertilised embryo from a pure-bred female Boer goat following successful artificial insemination or mating with a pure-bred male Boer goat; and (ii) the implanting of such embryo into the fallopian tube of a recipient goat for carriage and development of the foetus until birth. The recipient goat can be chosen from among the domestic goat species in the PRC. Such embryo transfer technology requires the successful artificial insemination or mating of a pair of pure-bred Boer goats. Domestic species of goats can be used for the carriage and development of the foetus. This allows breeding of Boer goats to be undertaken in a less costly manner due to the abundant supply of the domestic species of goats in the PRC. As a result, the frequency and efficiency of reproducing pure-bred Boer goats can be significantly enhanced, thereby reducing the overall cost of breeding.

Hormone-induced accelerated ovulation technology. The hormone-induced accelerated ovulation technology seeks to accelerate the rate of ovulation of a female Boer goat, thereby enhancing its reproduction rate.

The Group expects that the above research will be completed by the end of 2001 and if the results are successful, the Group will begin to introduce the new technologies in its breeding of Boer goats. The Directors believe that the successful development and implementation of such new breeding technologies would significantly enhance the Group's livestock breeding business by enabling it to undertake commercial breeding of Boer goats on a more cost-effective and efficient basis.

PRINCIPAL STRENGTHS AND COMPETITIVE ADVANTAGES

The Directors believe that the Group is well-positioned to capitalise on the significant market potential of organic and green agricultural produce in both the PRC and overseas markets. The Directors consider that the Group's principal strengths and competitive advantages are:

High expansion potential of the Group's agricultural operations

While the Group only started to engage in the agricultural produce business in 1997, it has already established a number of highly successful production bases, in particular, in Fujian province. The Group integrates modern agricultural production technology, efficient sales and distribution management and continual R&D in its operations. The Group is in the process of expanding its agricultural operations to different parts of the PRC. The Group's extensive experience in establishing its production bases in Fujian province, its established market reputation as a modern agricultural enterprise as well as its effective sales and distribution network provide a strong basis for the Group to further expand its agricultural operations and repeat its success in other parts of the PRC.

High quality agricultural produce

The Group places significant emphasis on the quality of its agricultural produce and imposes stringent quality control standards on the selection of raw materials and throughout the cultivation process. In producing its agricultural produce, the Group adopts cultivation methods and processes that are in accordance with the organic food production standards prescribed by OFDC or the green food production standards prescribed by CGFDC. The Directors believe that the Group's strict quality control standards help the Group distinguishes its produce from those of its competitors, in particular, in terms of natural flavour and physical appearance, and establish and maintain its reputation as a leading producer of high quality agricultural produce.

Strong R&D capabilities

The Group also places strong emphasis on R&D. The Group undertakes R&D both on its own and through engaging research and academic institutions which allows the Group to tap their specialised knowledge. Through such R&D activities, the Group is able to improve its agricultural technology which leads to improvement in product quality and production yield. The Group, through its extensive R&D, has successfully acclimatised various types of vegetables and fruits that were not previously grown in the PRC for cultivation at its production bases. The Directors believe that some of those produce are not currently grown and supplied by other agricultural producers in the PRC. This allows the Group to supply a wider range of agricultural produce to customers than other PRC agricultural producers. The Group is also conducting R&D on embryo transfer technology and hormone-induced accelerated ovulation technology which would enable it to undertake commerical breeding of Boer goats on a more cost-effective and efficient basis.

Strategic location of production bases

The location of the Group's production bases is of primary importance to the level of productivity and the quality of its agricultural produce. The Directors believe that the Group's production bases are strategically located in selected areas in the PRC with favourable climatic conditions throughout the year, fertile and non-polluted soil and abundant water supply. The locations of such production bases have also been selected to minimise exposure to natural disasters and adverse weather conditions. The Group has also recently started to establish production bases in other parts of the PRC in addition to its production bases in Fujian province. The wider distribution of the Group's production bases in different parts of the PRC helps reduce its exposure to the risk of natural disasters and adverse weather conditions which may affect any one particular geographical area.

Effective sales, distribution and logistics network

Due to the perishable nature of agricultural produce, an effective sales and distribution network is one of the key elements of the Group's operations. The Group has established multiple channels for the domestic sales of its agricultural produce. These channels include sales to wholesalers and retailers at agricultural produce wholesale markets, direct sales to institutional customers such as hotels, supermarkets, hospitals, schools, government and non-government entities and retail sales to customers at dedicated retail sales outlets operated by the Group in a number of major cities in the PRC and temporary stalls and counters established by the Group at residential housing estates and commercial areas in Fujian province. This network enables the Group's agricultural produce to reach a wide spectrum of customers both within Fujian province and in other parts of the PRC. It also enables the Group to carry out logistics functions

effectively, including the collection of up-to-date market information on the basis of which the Group makes appropriate allocation of its agricultural produce for sale in different markets to take advantage of any regional variation in prices of each type of produce. Through its Hong Kong subsidiary, Chaoda Vegetable, the Group has also been undertaking the direct export of its agricultural produce to Hong Kong for supply primarily to local agricultural produce wholesale markets, major supermarkets and restaurant chains. The Group also sells its agricultural produce to trading companies in the PRC which in turn export the Group's agricultural produce to overseas markets.

Stable supply of principal raw materials

The Group has entered into long term supply contracts with the Chaoda Group in relation to the supply of organic fertilisers, seeds and plant growth regulators respectively, all of which are principal raw materials required by the Group in connection with its agricultural produce business. The Chaoda Group is one of the leading suppliers of agricultural raw materials in the PRC. The Group's long term supply contracts with the Chaoda Group assure the Group of a stable and continued supply of the three principal raw materials required for its agricultural produce business.

Experienced management

Since the Group first started to engage in the agricultural produce business in 1997, its senior management has gained extensive experience in, and in-depth knowledge of, the agricultural industry, particularly with respect to organic and green agriculture. Many of the Group's senior management members have over 10 years' experience in the PRC agricultural industry, with a number of them having completed tertiary education in the field of agricultural studies. Such knowledge and experience will be of crucial importance to the future development of the Group's businesses.

PRICING POLICIES

The sale of the Group's agricultural produce (which include a wide range of vegetables, fruits and rice crops) and livestock are currently not subject to any government price controls, production quotas or restrictions.

Agricultural produce business

It is the objective of the Group to offer a wide range of high quality agricultural produce at competitive prices to its customers, both domestic and overseas. The pricing of the Group's agricultural produce for overseas sales is on average higher than for domestic sales. Pricing policies with regard to each type of its agricultural produce are presently set by the Group taking into account factors such as:

(i) the demand and supply of such type of produce;

(ii) the availability and prices of comparable produce in the relevant market;

(iii) the quality and the physical appearance of such type of produce; and

(iv) in respect of sales to institutional customers, the business relationship with such customers.

While the Directors believe that the Group's agricultural produce are of higher quality, particularly in terms of natural flavour and physical appearance, the Group maintains the prices of most of its produce at a level comparable to prices charged by other producers in the PRC. The Directors believe that as consumers in the PRC become more aware of the health benefits of agricultural produce grown in accordance with organic or green food production standards, such competitive pricing strategy enables customers to purchase the Group's high quality agricultural produce without having to pay a substantial premium. The Directors believe that such competitive pricing strategy also helps the Group to build up its reputation and market share. For certain types of produce which the Group introduced from overseas for cultivation at its production bases and which the Directors believe are not currently grown and supplied by other producers in the PRC, the Group is able generally to adopt a more favourable pricing strategy. The Group's continual R&D efforts have enhanced the quality and production yield of its produce, and have also effectively lowered its production costs, making it possible for the Group to adopt its competitive pricing without adversely affecting its profitability.

Livestock business

It is the objective of the Group to sell its pure-bred Boer goats at higher prices than goats of domestic species in the PRC or of other imported species, given the superior quality of the Boer goats compared to other species.

MARKETING

Distribution and marketing

The Group currently engages more than 300 sales and marketing staff. The Group's sales and marketing activities in the PRC are primarily undertaken by Chaoda Modern Agriculture and its branch offices as well as through the Group's dedicated retail sales outlets. The Group's sales and marketing in Hong Kong are primarily undertaken by Chaoda Vegetable. The table below sets out the location of the branch offices of Chaoda Modern Agriculture and of the Group's dedicated retail sales outlets as at 30th September, 2000.

Branch offices	Dedicated retail sales outlets (專賣店)
Fujian Province (福建省)	
• Fuzhon (福州) • Xiamen (廈門)	• Xi Hung Xiao Qu, Fuzhou (福州西洪小區) • Kai Yuan New Village, Gu Lou District, Fuzhou (福州鼓樓區開元新村) • Yie Shan Road, Gu Lou District, Fuzhou (福州鼓樓區冶山路) • Zhong Shan Road, Gu Lou District, Fuzhou (福州鼓樓區中山路) • Jin Da Road, Gu Lou District, Fuzhou (福州鼓樓區晉達路) • Cha Yuen Road, Jin An District, Fuzhou (福州晉安區) • Hua Fu Garden, Fuzhou (福州華富花園) • Gu Xi Road, Fuzhou (福州鼓西路華湖花園)

Branch offices	**Dedicated retail sales outlets (專賣店)**
Shaanxi Province (陝西省)	
• Xian (西安)	
Anhui Province (安徽省)	
• Hefei (合肥)	
Jiangsu Province (江蘇省)	
• Nanjing (南京)	• Xin Ming Road, Nanjing (南京新民路) • Bi Shu Garden, Nanjing (南京碧樹園)
• Shanghai (上海)	
Shandong Province (山東省)	
• Dalian (大連)	
• Qing Dao (青島)	
Guangdong Province (廣東省)	
• Guangzhou (廣州)	• Xi Shi Garden, Zhu Hai District, Guangzhou (廣州珠海區喜仕花園)

Branch offices

The Group currently operates branch offices in 9 major cities in the PRC mainly for the distribution and marketing of the Group's produce. In Hong Kong, such functions are performed by Chaoda Vegetable. These branch offices and Chaoda Vegetable, together, are responsible for promoting sales and establishing an efficient communication channel between the Group and its wholesale and institutional customers. The Group plans to expand the geographical coverage of its marketing activities by establishing additional branch offices in the PRC, details of which are set out in the section headed "Future plans and prospects".

Dedicated retail sales outlets and other retail sales outlets

The Group currently has 11 dedicated retail sales outlets, eight of which are located in Fuzhou, two in Nanjing and the remaining one in Guangzhou. These 11 dedicated retail sales outlets have a total of about 60 sales representatives to promote and sell the Group's agricultural produce directly to retail customers. These outlets are generally located within major residential areas. Apart from being effective channels for retail sales, these outlets also help establish and promote the market reputation of the Group and its produce among consumers.

The Group also sells a variety of ancillary food products, including cooking oil, dressings, canned and other non-staple food at its dedicated retail sales outlets to supplement the sales of its agricultural produce.

The Group also sells its agricultural produce directly to retail customers by establishing temporary stalls or counters at a number of residential housing estates and commercial areas in Fujian province. Such stalls or counters are established with the permission of the management authority of the relevant housing estate or commercial building and are usually allowed to operate at specified hours daily or on particular days of the week.

It is the Group's strategy to further penetrate the retail consumer market by establishing more dedicated retail sales outlets and operating more temporary stalls and counters in residential housing estates or commercial areas in other major provinces in the PRC, details of which are set out in the section headed "Future plans and prospects".

Promotional activities

The Group places strong emphasis on promoting consumer awareness of its brand name and produce.

In respect of its agricultural produce business, the Group's marketing and promotional activities have focused on increasing consumer awareness of the environmental, health and other benefits of its agricultural produce. The Group regularly organises seminars, exhibitions and conferences with government and non-government agricultural organisations, wholesalers, distributors and institutional customers to promote its agricultural produce. The Group publishes and sends to its institutional customers newsletters providing up-to-date news on the developments of the organic and green food market and industry worldwide and in the PRC. The Group also displays posters promoting the benefits of its agricultural produce at its dedicated retail sales outlets. As a result of its extensive marketing and promotional activities, the Directors believe that the Group has already successfully established itself as a widely recognised producer and supplier of high quality agricultural produce in the PRC.

In respect of its livestock business, the Group has focused on promoting the benefits of the Boer goats to the goat breeding industry in the PRC. The Group also organises seminars, exhibitions and conferences to promote its livestock business.

For the three years ended 30th June, 2000, marketing and promotional expenses accounted for 0.7%, 0.3% and 0.2% respectively of the Group's total turnover. In future, it is the Group's intention to increase the expenditure budget for marketing and promotional activities to around 2% to 4% of its total turnover.

SALES

The Group sells its agricultural produce both to the domestic market in the PRC and to overseas markets. Its livestock is currently sold only in the PRC. The table below sets out a breakdown of the sales of the Group for the three years ended 30th June, 2000 and the three months ended 30th September, 2000:

	Year ended 30th June,						Three months ended 30th September,	
	1998		1999		2000		2000	
	RMB'000	%	*RMB'000*	%	*RMB'000*	%	*RMB'000*	%
Agricultural produce and ancillary food products								
Domestic sales								
- wholesale markets	9,688	41.4	33,614	43.7	59,646	38.7	70,077	48.8
- institutional sales	1,043	4.5	3,452	4.5	11,380	7.4	9,527	6.6
- retail sales	—	—	4,782	6.2	12,034	7.8	8,683	6.0
Sub-total	10,731	45.9	41,848	54.4	83,060	53.9	88,287	61.4
Overseas sales	9,524	40.7	29,348	38.1	64,248	41.7	52,089	36.2
Livestock								
Domestic sales	3,160	13.4	5,795	7.5	6,917	4.4	3,360	2.4
Total turnover	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

Agricultural produce business

Domestic sales

The Group sold all of its agricultural produce and ancillary food products in the two years ended 30th June, 1999, and a substantial portion of its agricultural produce in the year ended 30th June, 2000, to customers in Fujian province. The Group is in the process of expanding the geographical coverage of the market for its agricultural produce to the other parts of the PRC. The table below sets out a geographical breakdown of the domestic sales of the Group's agricultural produce and ancillary food products for the three years ended 30 June, 2000 and the three months ended 30th September, 2000.

	Year ended 30th June,						Three months ended 30th September,	
	1998		1999		2000		2000	
	RMB'000	%	*RMB'000*	%	*RMB'000*	%	*RMB'000*	%
Domestic sales of agricultural produce and ancillary food products								
- Fujian province	10,731	100	41,848	100	72,495	87.3	19,708	22.3
- other provinces	—	—	—	—	10,565	12.7	68,579	77.7
	10,731	100.0	41,848	100.0	83,060	100.0	88,287	100.0

The domestic sales of the Group's agricultural produce can be categorised as follows:

Wholesale markets. The Group delivers its agricultural produce daily to government-owned agricultural produce wholesale markets where such produce is sold to distributors and retailers who in turn sell to retail customers at the local fresh food markets. All sales made at the wholesale markets are denominated in Renminbi and payments are made on a cash on delivery basis.

Institutional sales. The Group also supplies and sells its agricultural produce to institutional customers comprising mainly of hotels, supermarkets, hospitals, schools and government and non-government entities, all of which have a high daily consumption volume of fresh agricultural produce.

The Group normally enters into an agreement with each of its institutional customers specifying, among other things, the term of the agreement and payment terms. The type and quantity of the produce to be supplied, the price and the delivery arrangements will be determined on an order by order basis. Certain institutional customers such as hotels and supermarkets may be more demanding in the selection of the type of produce and its quality (particularly its physical appearance), and are willing to pay a higher premium for higher quality produce. On the other hand, other institutional customers such as government entities and schools may be more flexible in terms of quality requirements but generally expect more competitive pricing from the Group. Such diversity in the requirements of its institutional customers provides the Group with a stable and broad-based demand for its agricultural produce and facilitates its business planning.

All sales to institutional customers are denominated in Renminbi and payments are made on credit terms of up to one month after delivery.

Retail sales. The Group also sells its agricultural produce to retail customers through its dedicated retail sales outlets and the temporary stalls and counters which it operates at a number of residential housing estates and commercial areas in Fujian province. To supplement the sale of its agricultural produce for the convenience of the customers, the Group also sells a variety of ancillary food products at its dedicated retail sales outlets. All sales to retail customers are denominated in Renminbi and payments are made on a cash on delivery basis.

Overseas sales

The Group directly exports its agricultural produce to a number of customers (being mainly agriculture produce wholesale markets, major supermarkets and restaurant chains) in Hong Kong through Chaoda Vegetable. The Group also sells its agricultural produce to trading companies in the PRC which in turn export such produce to overseas markets. The Directors believe that the major overseas markets to which the Group's produce has been exported by such trading companies include Japan, Singapore, South Korea and Germany. Prices for overseas sales have in general been higher than for domestic sales. However, export customers are generally more demanding in respect of quality, physical appearance and packaging of the produce. All sales made by the Group to the PRC trading companies are denominated in Renminbi and payments are made on credit terms of up to 15 days after delivery. All direct overseas sales to Hong Kong are denominated in Hong Kong dollars and payments are made on credit terms of up to 35 days after delivery or on a cash on delivery basis.

Livestock business

The Group sells its pure-bred Boer goats to domestic goat breeders in the PRC who are mainly state-owned, collectively or privately-owned enterprises. During the year ended 30th June, 2000, the Group sold its Boer goats to 8 customers located in different parts of the PRC. All sales of Boer goats are denominated in Renminbi and payments are made on a cash on delivery basis or by instalments.

Largest customers

The five largest customers in aggregate accounted for approximately 53.2%, 47.0% and 50.7% respectively of the Group's total turnover for the three years ended 30th June, 2000. The largest customer accounted for approximately 24.8%, 10.6% and 16.9% respectively of the Group's total turnover for the three years ended 30th June, 2000. The Group has about two years of business relationship with some of its largest customers. The Group has not experienced any material dispute with any of them. None of the Directors, their respective associates and existing shareholders who own more than 5% of the issued share capital of the Company had any interest in any of the five largest customers of the Group in any of the three years ended 30th June, 2000.

PURCHASES AND SUPPLIES

Agricultural produce business

In respect of the Group's agricultural produce business, the principal raw materials used are seeds, organic fertilisers, pesticides and plant growth regulators. The total costs of such agricultural raw materials account for a significant part of the Group's cost of sales. Other costs of sales include direct labour costs and production overheads. The table below sets out a breakdown of the cost structure of the Group's agricultural produce business in the three years ended 30th June, 2000:

	Year ended 30th June,					
	1998		1999		2000	
	RMB'000	%	*RMB'000*	%	*RMB'000*	%
Raw materials						
Seeds	293	5.6	1,008	5.5	1,506	4.0
Organic fertilisers	1,541	29.3	4,434	24.4	10,583	28.1
Pesticides	47	0.9	181	1.0	477	1.3
Plant growth regulators	45	0.9	146	0.8	262	0.7
Others	334	6.3	2,821	15.5	7,779	20.6
Direct labour and production overheads	3,001	57.0	9,587	52.8	17,107	45.3
Cost of sales	5,261	100.0	18,177	100.0	37,714	100.0

The Group sources all of the organic fertilisers, plant growth regulators and some of the seeds required for its agricultural produce business from the Chaoda Group, and purchases other raw materials from various independent suppliers. For the three years ended 30th June, 2000, approximately 33.7%, 46.7% and 46.9% respectively of the Group's total purchases were attributable to purchases from the Chaoda Group while the remainder was attributable to purchases from independent suppliers.

As the organic food production standards of the OFDC and the green food production standards of the CGFDC both prohibit the use of synthetic or chemical raw materials, the Group must ensure that all of the principal raw materials it uses in production are organic and chemical-free. To ensure strict control in this respect, the Group purchases all of the organic fertilisers and plant growth regulators and some of the seeds it uses in production from the Chaoda Group. The Chaoda Group is one of the leading suppliers of agricultural raw materials in the PRC and is well recognised for its comprehensive product range and quality. The organic fertilisers supplied by the Chaoda Group have been certified by both the BCS Öko-Garantie GmbH and the OFDC, both of whom are members of the IFOAM. The plant growth regulators supplied by the Chaoda Group are biological-based and not chemical-based. The seeds supplied by the Chaoda Group are non-genetically modified organisms. The Directors believe that the high quality of the raw materials supplied by the Chaoda Group helps enhance the

quality and production yield of the Group's agricultural produce. Apart from its sales to the Group, the Chaoda Group also sells the same types of raw materials to other independent customers in the PRC. The Group's purchases from the Chaoda Group are based on normal commercial terms in the normal course of the Group's business. The Group has entered into long term supply agreements with the Chaoda Group in respect of the supply of organic fertilisers, plant growth regulators and seeds respectively. Please refer to the section headed "Business — Connected transactions" below for further details.

The Group has not in the past experienced, and does not foresee that it will in future experience, any difficulty in the sourcing of the raw materials required for its agricultural produce business.

Livestock business

In respect of the Group's livestock business, the total cost of sales include the cost associated with the import of Boer goats and breeding costs. The cost of sales in respect of the Group's livestock business in the three years ended 30th June, 2000 is set out as follows:

	Year ended 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Cost of sales	1,616	1,566	2,104

Payment terms

All purchases by the Group are made in Renminbi and are settled either on a cash basis or on credit terms ranging from 15 to 30 days. A breakdown of the purchases of the Group by payment terms in each of the three years ended 30th June, 2000 is set out as follows:—

	1998		**1999**		**2000**	
	RMB'000	%	*RMB'000*	%	*RMB'000*	%
Cash purchases	—	—	2,340	14	6,320	27
Purchases with credit terms between 15 - 30 days	7,718	100	13,925	86	17,362	73
Total	7,178	100	16,265	100	23,682	100

Largest suppliers

The five largest suppliers in aggregate accounted for approximately 89.8%, 71.2% and 59.5% respectively of the Group's total purchases for the three years ended 30th June, 2000. The largest supplier accounted for approximately 39.1%, 37.0% and 45.1% respectively of the Group's total purchases for the three years ended 30th June, 2000. The proportion borne by the Group's purchase of agricultural raw materials from members of the Chaoda Group to the Group's total purchases in the three years ended 30th June, 2000 is set out in the table below.

	Year ended 30th June,		
	1998	**1999**	**2000**
	% of total purchases	*% of total purchases*	*% of total purchases*
Xiamen Chaoda Microbe Organic Fertiliser Co. Ltd. (廈門超大微生物有機肥有限公司)			
- Purchase of organic fertilisers	29.9	5.5	—
Fujian Chaoda Agricultural Produce Trading Company Limited (福建超大農業產品銷售有限公司)			
- Purchase of organic fertilisers and plant growth regulators	—	37.0	45.1
Bejing Chaoda Yingin Bio-tech Company Limited (北京超大英君生物技術有限公司)			
- Purchase of seeds	3.8	4.2	1.8
Sub-total	33.7	46.7	46.9

Please refer to the section headed "Business - Connected transactions" below for further details of the Group's purchases from the members of the Chaoda Group. Except for their relevant interest in the above members of the Chaoda Group, none of the Directors, their respective associates and existing shareholders who own more than 5% of the issued share capital of the Company had any interest in any of the five largest suppliers of the Group in any of the three years ended 30th June, 2000.

R&D

The Group continuously seeks to improve its productivity and profitability by improvements to its agricultural and livestock breeding technologies through R&D. The Group places strong emphasis on R&D to ensure continual improvements in its agricultural methods, product quality and production yield.

In January 1999, the Group leased the Huang Shan Technological Farm (黃山高科技農場) from the Agricultural Bureau of Fuzhou (福州市農業局) as the main facility for undertaking R&D on new agricultural methods and techniques. The Huang Shan Technological Farm is equipped with a modern greenhouse facility occupying an area of approximately 3.0 hectares with computerised temperature controls and water sprinkler systems. The farm focuses on developing more effective crop growth techniques, immunisation and pest control methods, and the development of improved hybrids and species for different types of produce. In addition to its own R&D activities, the Group also engages various government and non-government academic and research institutions to undertake specific research and development projects, including research on improving the ability of crop breeds

imported from overseas to acclimatise for cultivation at the Group's production bases in the PRC. Major R&D projects undertaken by the Group include (i) development of cultivation techniques for green agricultural produce; (ii) development of aloe vera products; (iii) development of high quality rice crops; (iv) techniques for maintaining freshness in vegetables and fruits during storage and transport; (v) development of planting techniques for fruit trees; and (v) development of high quality navel oranges.

The Group has also engaged the Agricultural University of Shanxi to undertake research on new breeding technologies including embryo transfer technology and hormone-induced accelerated ovulation technology which would enable it to undertake commercial breeding of Boer goats on a more cost-effecive and efficient basis.

To further strengthen its R&D capabilities, the Group has formed a Chaoda Modern Agriculture Research Advisory Board whose members comprise a number of recognised agricultural experts in the PRC and in Germany including the following:

— Professor Xie Lian Hui (謝聯輝教授), Fellow of China National Science Academy (中國國家科學院院士)

— Professor Xie Hua An (謝華安教授), President of Fujian Agri-Science Research Institute (福建農科院院長)

— Professor Zhu He Jian (朱鶴健教授), Former President of Fujian Teacher's University (原福建師範大學校長)

— Professor Zeng Jin Gui (鄭金貴教授), President of Fujian Agricultural University (福建農業大學校長)

— Professor Yan Zen (嚴正教授), President of Fujian Research Institute of Social Science (福建社會科學研究院院長)

— Professor Cetin Sengonca, Professor of Entomology, Bonn University, Germany

The Group's total R&D expenditure (including both expensed and capitalised) amounted to RMB4.8 million, RMB5.2 million and RMB17.5 million respectively in the three years ended 30th June, 2000. It is the Group's intention to maintain an annual expenditure budget of around 5% to 8% of its total turnover for R&D expenditure.

INTELLECTUAL PROPERTY

The Group uses the "Chaoda (超大)" trade mark in connection with the sale of its agricultural produce. Such trade mark is owned by Mr. Kwok Ho. Mr. Kwok Ho has applied for the registration of such trade mark in the PRC, Hong Kong and Japan. Pursuant to a trade mark licence agreement entered into between the Company and Mr. Kwok Ho on 1st December, 2000, the Company has been granted the exclusive right to use the "Chaoda (超大)" trade mark in connection with the production, sale, supply and distribution of agricultural produce at no consideration for a term of 10 years commencing from 1st December, 2000. Please refer to the section headed "Relationship with the Controlling Shareholders and the Chaoda Group — Connected transactions" and the paragraph headed "Intellectual property rights" in Appendix V to this prospectus for further details.

LEGAL ISSUES CONCERNING OPERATION OF AGRICULTURAL LAND IN THE PRC

General

In general, the PRC government encourages private and commercial operation of agricultural land in the PRC. However, compared to urban land, the legal framework and the administrative and registration system for rural and sub-urban agricultural land in the PRC is not as developed and is still subject to further improvement.

Rural and sub-urban land in the PRC

The Land Administration Law of the PRC (《中華人民共和國土地管理法》) (the "Land Administration Law") enacted in 1986 and amended in 1988 and 1998 contains the following principal provisions governing the ownership and land-use rights of state-owned and collectively-owned rural and sub-urban land:

Article 8: Land in urban areas of cities is owned by the State. Rural and sub-urban agricultural land is owned by village collectives (村集體), except for those portions which are owned by the State in accordance with the Land Administration Law.

Article 9: State-owned land and collectively-owned land may be lawfully assigned to work units or individuals for use.

Article 10: Collectively-owned land (which is mostly agricultural land) is normally owned by village collectives, and is operated and managed by the village collective economic organisation (村集體經濟組織) or by the village committee (村民委員會).

Article 11: Governments at the county level shall have the authority to register, issue certificates for and confirm the ownership of collectively-owned land.

Article 14: Collectively-owned land may be contracted for operation by the members of the collective economic organisation for plantation, forestry, animal husbandry and fishery production.

Article 15: State-owned land may be contracted for operation by work units or individuals for plantation, forestry, animal husbandry and fishery production. Collectively-owned land may be contracted for operation by work units and individuals outside the relevant collective economic organisation for plantation, forestry, animal husbandry and fishery production. If collectively-owned land is contracted for operation by work units or individuals outside the relevant collective economic organisation, the consent of not less than two-thirds of the members of the village council or not less than two-thirds of the village representatives must be obtained and the matter reported to the government at the township level for approval.

Article 16: In the event of a dispute over land ownership or land use right, the parties involved shall resolve the same through consultation, failing which, the matter shall be administered and decided by the government.

Disputes between work units shall be decided by people's governments at or above the county level. Disputes between individuals or between individuals and work units shall be decided by governments at the township level or by governments at or above the county level.

In addition, the Notice on Consolidating and Perfecting Contracting Arrangements relating to Village Land issued by the Central Committee of the Chinese Communist Party and the State Council in 1997 (《中共中央辦公廳、國務院辦公廳關於進一步穩定和完善農村土地承包關係的通知》) further approved and confirmed the voluntary practice of transferring land use rights of collectively-owned land by villagers (under the contracting arrangement) to entities in order to achieve economy of scale operations.

Registration of rural and suburban agricultural land

Rural and suburban agricultural land covers a significantly larger geographical area than urban land in the PRC. Despite the relevant provisions set out in the Land Administration Law, as advised by the PRC legal advisers to the Company, it is the Directors' understanding that unlike urban land in the PRC, the land use right relating to most rural and sub-urban agricultural land in the PRC has not been registered with the relevant land administrative authorities. In addition, unlike urban land, there is no requirement under the current laws and regulations in the PRC for leases of rural or sub-urban agricultural land in the PRC to be registered with the relevant land administrative authorities. Hence, there are specific risks associated with the ownership, leasing and use of rural or sub-urban agricultural land in the PRC including, for instance, risks concerning the legality and validity of land use rights or leasing arrangements.

Agricultural law

The Agricultural Law of the PRC (中華人民共和國農業法) (the "Agricultural Law") contains provisions governing, inter alia, (i) the operational framework for the agricultural industry; (ii) agricultural production; (iii) sale and distribution of agricultural produce; (iv) agricultural input; (v) agricultural technology and education; and (vi) use of agricultural resources and protection of agricultural environment in the PRC.

The Group's leasing arrangements

The Group has adopted various measures to safeguard the legality and validity of the leases in respect of the agricultural land on which its production bases and livestock breeding facilities are located. The Group has leased all such agricultural land from independent third parties. These parties include (i) farm or village collectives which own the leased premises; (ii) individual farmers; (iii) local governments which hold the land use rights to, and are responsible for the administration of, the leased premises; and (iv) other entities such as state-owned or privately-owned corporations, research institutes, farms and military entities, all of whom hold the land use right to the leased premises.

As at 30th September, 2000, the Group entered into 28 lease agreements in respect of its 20 production bases then in operation, 1 production base which was to commence operation in October 2000, and 2 livestock breeding facilities then in operation, further details of which are set out below:

Type of lessor	Number of lease agreements	Land area (Note) (hectares)	(mu)	Owner or land-use right holder	% of total area of agricultural land leased by the Group
Farm or village collectives (i.e. village committee)	3	43	650	Land owner	1.4%
Individual farmers	3	7	100	Land-use right holder	0.2%
Local governments	14	1,829	27,430	Land-use right holder	60.2%
Other entities (such as state-owned or privately-owned corporations, research institutes or farms)	7	1,016	15,239	Land-use right holder	33.5%
Military entities	1	143	2,150	Land-use right holder	4.7%
Total	28	3,038	45,569		100.0%

* *Out of the total of 3,038 hectares (45,569 mu) of agricultural land leased by the Group as at 30th September, 2000, 3,036 hectares (45,538 mu) were occupied by the Group's production bases and 2 hectares (31 mu) were occupied by its livestock breeding facilities.*

The leasing of agricultural land by the Group from the farm or village collectives is in compliance with the relevant provisions of the Land Administration Law. As at 30th September, 2000, such type of leases accounted for around 1.4% of the total area of agricultural land leased by the Group.

The leasing of agricultural land by the Group from the individual farmers, local governments, and other entities are in compliance with the relevant provisions of the Land Administration Law and the Notice on Consolidating and Perfecting Contracting Arrangements relating to Village Land. As at 30th September, 2000, the area of agricultural land leased by the Group from local governments and military entities accounted for around 65% of the total area of agricultural land leased by the Group. These local governments and military entities hold the land use rights to, and are responsible for the administration of the leased premises. Hence, the Group is satisfied as to the legality and validity of the lease agreements with them. In respect of agricultural land that the Group leased from individual farmers, state-owned or privately-owned corporations or research institutes or farms, the Group has obtained confirmation from the relevant local governmental authorities as to their right to grant the leases to the Group.

Since it began to engage in its agricultural produce and livestock businesses, the Group has complied fully with all applicable laws and regulations concerning operation of agricultural land in the PRC including the Land Administration Law and the Agricultural Law. The Group has not, in the past, experienced any material dispute concerning the legality or validity of the leasing arrangement relating to any of its production bases or livestock breeding facilities.

FARM EMPLOYEES AND LABOUR ISSUES

At each of its production bases, the Group employs farm employees who have been recruited from both within and outside the province where such production base is located. The Group currently employs over 3,300 farm and field management employees at its production bases. The Directors are not aware of any prohibition or restriction under current PRC laws and regulations concerning the recruitment or employment of farm employees whether within or outside the province where the relevant production base is located. The Group's employment arrangements with its farm employees comply with the relevant labour laws and regulations of the PRC. The Group normally enters into an employment contract with its farm employees for a term of one year. The Group pays a basic salary and a performance bonus to each of its farm employees. The Group normally renews the employment contracts with its farm employees annually. The Group has not, since the commencement of its agricultural business and the establishment of its first production base in February 1997, experienced any significant difficulty in recruiting farm employees or any significant turnover in the number of its farm employees or any labour dispute with its farm employees.

ENVIRONMENTAL ISSUES

The Group is subject to the environmental laws and regulations of the PRC in its operation. These include laws and regulations regulating the excessive use of chemical pesticides in agricultural production and the protection of farmland. The Group places strong emphasis on environmental protection in conducting its business. The Group adopts cultivation methods and processes in the production of its agricultural produce that are in accordance with the organic food production standards prescribed by the OFDC or the green food production standards prescribed by the CGFDC. These standards either prohibit or strictly limit the use of chemical pesticides, chemical fertilisers, chemical plant growth regulators and other raw materials which may constitute environmental hazards. All principal raw materials used by the Group are organic or natural which do not produce any harmful residue and are environmentally-friendly. In order to protect natural soil fertility, the Group also practises crop rotation and protects its farmland from loss of nutrients.

Since its establishment, the Group has complied fully with all applicable environmental laws and regulations in the PRC, and has not been in breach of any such laws and regulations.

INSURANCE AND PRODUCT LIABILITY

The Group's insurance policies primarily cover social insurance and damage to certain fixed assets with policy specifications and insured limits in line with the normal commercial practice in the PRC.

The Group does not carry any insurance in relation to damage to crop or livestock and other losses arising as a result of natural disasters such as droughts, floods, earthquakes, hailstorms, windstorms, pests or diseases The Directors believe that such risks or damages are either uninsurable or cannot be insured at a justifiable cost in the PRC. The Group adopts a variety of measures to seek to minimise the adverse effects of natural disasters. These include the careful selection and

diversification of the geographical location of its production bases and livestock breeding facilities, the construction or installation of infrastructural facilities including irrigation systems, protection structures and barrier forests. In the Directors' experience, these facilities are generally effective in helping to avoid or mitigate the effects of natural disasters. The Group has, so far, not experienced any material loss of crops or livestock or material damage to its production bases or livestock breeding facilities as a result of the occurrence of natural disasters.

The Group also does not carry any product liability insurance. The Directors believe that product liability risks in the agricultural produce business either are uninsurable or cannot be insured at a justifiable cost in the PRC. To control its product liability risk, the Group places significant emphasis on quality control. The Group has not, so far, experienced any third party liability claim in relation to its produce.

COMPETITION

Agricultural produce business

The Group is currently one of the leading producers and suppliers of high quality vegetables and fruits in Hong Kong and the PRC, offering a wide range of produce to its customers. Through R&D undertaken by the Group and the various national and local academic and research institutions engaged by the Group, the Group has succeeded in acclimatising various types of agricultural produce imported from overseas for cultivation at its production bases in the PRC. This enables the Group to supply a wider variety of agricultural produce, some of which the Directors believe are not presently grown and supplied by other producers in the PRC.

The Directors believe that most of the agricultural producers in the PRC are private farmers and collectives operating on relatively smaller scale. The Directors believe that such producers frequently face problems such as insufficient funding and resources, and lack of advanced technological knowledge and research support. Hence, the Directors do not regard such small scale producers as posing any significant competition to the Group. The Directors believe that while certain other agricultural producers operate on a larger scale, they continue to employ conventional farming and cultivation techniques, including the use of chemical raw materials which do not comply with organic or green food production standards. The Directors believe that currently, only a limited number of producers in the PRC are practising organic or green agricultural farming, but in general, they operate on a smaller scale and offer a less extensive range of produce than the Group. Hence the Directors consider that the Group's agricultural produce business currently only faces limited competition in the PRC. As the Group continues to expand its market coverage and market share, the Directors are confident that its competitive position will be further strengthened.

Livestock business

The Group is one of the pioneers to import pure-bred Boer goats from South Africa into the PRC for commercial breeding. The Directors are not aware of any other goat breeders in the PRC who are currently engaged in the commercial breeding of Boer goats on an operating scale comparable to the Group. Hence, the Directors consider that competition for the Group's livestock business is currently limited. Upon the successful completion of its current R&D activities on breeding technologies, the Group will be able to increase the cost-effectiveness and efficiency of its livestock business and hence, further strengthening its competitive position.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS AND THE CHAODA GROUP

Upon the completion of the Capitalisation Issue and the Share Offer, the Controlling Shareholders will, together, beneficially own about 55.875% of the Group's issued share capital (assuming that the Over-allotment Option is not exercised). The Controlling Shareholders also hold controlling interests in the Chaoda Group. The Chaoda Group is a group of companies principally engaged in the manufacture and sale of agricultural raw materials and ancillary agricultural products such as organic fertilisers, seeds and plant growth regulators. The Chaoda Group is a leading supplier of agricultural raw materials in the PRC. The Group and the Chaoda Group together, form one of the largest integrated and modern agricultural enterprises in the PRC.

The Group and the Chaoda Group have distinct businesses and they each have their own management team, administrative and sales support, production facilities and operations. The Group is principally engaged in the agricultural produce and livestock businesses. In respect of the Group's agricultural produce business, its customers are mainly wholesalers and retailers, export trading companies, institutions and retail customers. In respect of the Group's livestock business, its customers are goat breeders in the PRC. The Chaoda Group is principally engaged in the manufacture and sale of agricultural raw materials and ancillary agricultural products. Its customers are mainly farmers and agricultural enterprises. Given the distinct business nature and the different funding requirement of the Group and the Chaoda Group, the Group presently has no intention to acquire any part of the businesses of the Chaoda Group. If the Group proposes to make any such acquisition in the future, it will do so in accordance with all applicable requirements of the Listing Rules.

The Group and the Chaoda Group are engaged in different businesses and have different customer bases. The Directors are of view that the Chaoda Group is not engaged in any business which competes or is likely to compete directly or indirectly with the businesses of the Group.

Non-competition undertaking

Pursuant to a reorganisation agreement dated 1st December, 2000 relating to the Corporate Reorganisation, each of Mr. Kwok Ho, Mr. Ip Chi Ming (both being substantial shareholders of the Company) and Madam Chiu Na Lai (the "Undertaking Parties") has undertaken to the Company that neither he/she or his/her associates (as defined in the Listing Rules) will except through the Company or its subsidiaries or by holding not more than 1% of the issued share capital of a company, engage or be interested, directly or indirectly, in the business of (i) cultivation, supply and sale of agricultural produce or (ii) breeding and sale of livestock. In relation to each Undertaking Party, such undertaking shall remain in force so long as such Undertaking Party and his (or her) associates shall, singly or together, remain beneficially interested, directly or indirectly, in shares of the Company with, in the case of Mr. Kwok Ho and Madam Chiu Na Lai, at least 35%, or in the case of Mr. Ip Chi Ming, at least 10%, voting rights in the Company.

Connected transactions

Certain transactions have occurred between the Group and the Chaoda Group or Mr. Kwok Ho and will continue to occur on a regular basis after the listing of the Shares on the Stock Exchange. As explained below, these transactions will constitute connected transactions of the Group within the meaning of the Listing Rules. Details of such transactions are set out below.

1. *Purchase of organic fertilisers*

Chaoda Modern Agriculture purchased organic fertilisers from Xiamen Chaoda Microbe Organic Fertiliser Co. Ltd. (廈門超大微生物有機肥有限公司) ("Chaoda Microbe") prior to January 1999. From January 1999, Chaoda Modern Agriculture ceased to purchase organic fertilisers from Chaoda Microbe and started to purchase organic fertilisers from Fujian Chaoda Agricultural Produce Trading Company Limited (福建超大農業產品銷售有限公司) ("Chaoda Trading"). Chaoda Microbe and Chaoda Trading are PRC limited liability companies. Both Chaoda Microbe and Chaoda Trading are members of the Chaoda Group. Mr. Kwok Ho holds an 85% equity interest in Supreme Bonus Limited (超大有限公司), a limited company incorporated in Hong Kong, which owns the entire equity interest in Chaoda Microbe. He holds a 65% equity interest in Fujian Chaoda Group Limited, a limited company incorporated in the PRC, which holds a 60% equity interest in Chaoda Trading. Hence, both Chaoda Microbe and Chaoda Trading are associates of Mr. Kwok Ho and are connected persons in relation to the Company within the meaning of the Listing Rules.

On 1st December, 2000, Chaoda Modern Agriculture and Chaoda Trading entered into an organic fertilisers supply agreement, the main terms of which include:

(a) **Purchase orders:** Chaoda Modern Agriculture shall be entitled (but shall not be obliged) from time to time to place purchase orders for organic fertilisers with Chaoda Trading. Chaoda Modern Agriculture shall deliver to Chaoda Trading not less than 7 days prior to the end of each calendar month a weekly estimate of the quantity and type of organic fertilisers it proposes to purchase from Chaoda Trading in each week falling within the next calendar month. Chaoda Trading shall be obliged to meet purchase orders placed by Chaoda Modern Agriculture for each type of organic fertilisers for up to the relevant weekly estimated quantity referred to above.

(b) **Pricing:** The price at which organic fertilisers are to be supplied by Chaoda Trading to Chaoda Modern Agriculture shall be agreed between the parties at the time when a purchase order placed by Chaoda Modern Agriculture is accepted by Chaoda Trading provided that it shall not exceed the average ex-factory price (net of delivery costs) at which the same type of organic fertiliser was sold by Chaoda Trading to independent third parties during the calendar month preceding the date on which the purchase order is placed by Chaoda Modern Agriculture.

(c) **Term:** The agreement has an initial term of 20 years commencing from 1st December, 2000. During such initial term, the agreement may be terminated by Chaoda Modern Agriculture giving Chaoda Trading not less than three months' notice in writing (but shall not be terminable by Chaoda Trading by notice). In addition, either party may

terminate the agreement without notice upon the occurrence of certain events such as material breach of obligations by the other party. After the end of the initial term, the agreement shall remain in force unless and until terminated by either party giving the other not less than three months' written notice.

The following table sets out the value of purchases of organic fertilisers made by Chaoda Modern Agriculture from Chaoda Microbe and Chaoda Trading respectively in the three years ended 30th June, 2000.

	(Actual) Year ended 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Purchases of organic fertilisers from:			
- Chaoda Microbe	2,148	896	—
- Chaoda Trading	—	5,825	10,109
	2,148	6,721	10,109
As % of organic fertilisers purchased by the Group	100.0%	100.0%	100.0%
As % of total purchases of the Group	29.9%	41.3%	42.7%
As % of total turnover of the Group	9.2%	8.7%	6.6%

The Directors confirm that all of the Group's purchases of organic fertilisers from Chaoda Microbe and Chaoda Trading respectively in the three years ended 30th June, 2000 were made on normal commercial terms in the normal course of the Group's business, being similar terms on which the same types of organic fertilisers were sold by Chaoda Microbe or (as the case may be) Chaoda Trading to independent third parties at the relevant time.

2. *Purchase of plant growth regulators*

Chaoda Modern Agriculture has been purchasing plant growth regulators from Chaoda Trading since January 1999. As mentioned above, Chaoda Trading is an associate of Mr. Kwok Ho and hence, constitutes a connected person in relation to the Company within the meaning of the Listing Rules.

On 1st December, 2000, Chaoda Modern Agriculture and Chaoda Trading entered into a plant growth regulators supply agreement, the main terms of which include:

(a) **Purchase orders:** Chaoda Modern Agriculture shall be entitled (but shall not be obliged) from time to time to place purchase orders for plant growth regulators with Chaoda Trading. Chaoda Modern Agriculture shall deliver to Chaoda Trading not less than 7 days prior to the end of each calendar month a weekly estimate of the quantity and type of plant growth regulators it proposes to purchase from Chaoda Trading in each week falling within the next calendar month. Chaoda Trading shall be obliged to meet purchase orders placed by Chaoda Modern Agriculture for each type of plant growth regulators for up to the relevant weekly estimated quantity referred to above.

(b) **Pricing:** The price at which plant growth regulators are to be supplied by Chaoda Trading to Chaoda Modern Agriculture shall be agreed between the parties at the time when a purchase order placed by Chaoda Modern Agriculture is accepted by Chaoda Trading provided that it shall not exceed the average ex-factory price (net of delivery costs) at which the same type of plant growth regulators was sold by Chaoda Trading to independent third parties during the calendar month preceding the date on which the purchase order is placed by Chaoda Modern Agriculture.

(c) **Term.** The agreement has an initial term of 20 years commencing from 1st December, 2000. During such initial term, the agreement may be terminated by Chaoda Modern Agriculture giving Chaoda Trading not less than three months' notice in writing (but shall not be terminable by Chaoda Trading by notice). In addition, either party may terminate the agreement without notice upon the occurrence of certain events such as material breach of obligations by the other party. After the end of the initial term, the agreement shall remain in force unless and until terminated by either party giving the other not less than three months' written notice.

The following table sets out the value of purchases of plant growth regulators made by the Chaoda Modern Agriculture from Chaoda Trading in the three years ended 30th June, 2000.

	(Actual) Year ended 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Purchases of plant growth regulators from Chaoda Trading	—	196	574
As % of plant growth regulators purchased by the Group	—	100.0%	100.0%
As % of total purchases of the Group	—	1.2%	2.4%
As % of total turnover of the Group	—	0.3%	0.4%

The Directors confirm that all of the Group's purchases of plant growth regulators from Chaoda Trading in the three years ended 30th June, 2000 were made on normal commercial terms in the normal course of the Group's business, being similar terms on which the same type of plant growth regulators were sold by Chaoda Trading to independent third parties at the relevant time.

3. *Purchase of seeds*

The Group has been purchasing seeds from Beijing Chaoda Yingjun Bio-tech Company Limited (北京超大英君生物技術有限公司) ("Chaoda Yingjun"), a member of the Chaoda Group and a PRC limited liability company in which Mr. Kwok Ho holds an 80% equity interest. Hence, Chaoda Yingjun is an associate of Mr. Kwok Ho and is a connected person in relation to the Company within the meaning of the Listing Rules.

On 1st December, 2000, Chaoda Modern Agriculture and Chaoda Yingjun entered into a seeds supply agreement, the main terms of which include:

(a) **Purchase orders:** Chaoda Modern Agriculture shall be entitled (but shall not be obliged) from time to time to place purchase orders for seeds with Chaoda Yingjun. Chaoda Modern Agriculture shall deliver to Chaoda Yingjun not less than 7 days prior to the end of each calendar month a weekly estimate of the quantity and type of seeds it proposes to purchase from Chaoda Yingjun in each week falling within the next calendar month. Chaoda Yingjun shall be obliged to meet purchase orders placed by Chaoda Modern Agriculture for each type of seeds for up to the relevant weekly estimated quantity referred to above.

(b) **Pricing:** The price at which seeds are to be supplied by Chaoda Yingjun to Chaoda Modern Agriculture shall be agreed between the parties at the time when a purchase order placed by Chaoda Modern Agriculture is accepted by Chaoda Yingjun provided that it shall not exceed the average ex-factory price (net of delivery costs) at which the same type of seeds was sold by Chaoda Yingjun to independent third parties during the calendar month preceding the date on which the purchase order is placed by Chaoda Modern Agriculture.

(c) **Term:** The agreement has an initial term of 20 years commencing from 1st December, 2000. During such initial term, the agreement may be terminated by Chaoda Modern Agriculture giving Chaoda Yingjun not less than three months' notice in writing (but shall not be terminable by Chaoda Yingjun by notice). In addition, either party may terminate the agreement without notice upon the occurrence of certain events such as material breach of obligations by the other party. After the end of the initial term, the agreement shall remain in force unless and until terminated by either party giving the other not less than three months' written notice.

The following table sets out the value of purchases of seeds made by Chaoda Modern Agriculture from Chaoda Yingjun in the three years ended 30th June, 2000.

	(Actual)		
	Year ended 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Purchase of seeds from Chaoda Yingjun	269	691	437
As % of seeds purchased by the Group	39.9%	49.4%	37.7%
As % of total purchases of the Group	3.8%	4.2%	1.8%
As % of total turnover of the Group	1.2%	0.9%	0.3%

The Directors confirm that all of the Group's purchases of seeds from Chaoda Yingjun in the three years ended 30th June, 2000 were made on normal commercial terms in the normal course of the Group's business, being similar terms on which the same types of seeds were sold by Chaoda Yingjun to independent third parties at the relevant time.

4. *Trade mark licence*

The Group currently uses the "Chaoda (超大)" trade mark in connection with the business of production, sale, supply and distribution of its agricultural produce. Such trade mark is owned by Mr. Kwok Ho. Mr. Kwok Ho has applied for the registration of such trade mark in the PRC, Hong Kong and Japan. Pursuant to a trade mark licence agreement entered into between the Company and Mr. Kwok Ho on 1st December, 2000, the Company has been granted the exclusive right to use the "Chaoda (超大)" trade mark in connection with the production, sale, supply and distribution of agricultural produce at no consideration for a term of 10 years commencing from 1st December, 2000.

As the trade mark licence has been granted by Mr. Kwok to the Company at no consideration, it falls within the de minimis exemption in Rule 14.24(5) of the Listing Rules and is, therefore, not subject to any of the shareholders' approval, announcement or notification requirements applicable to connected transactions in Chapter 14 of the Listing Rules.

5. *Waiver from the Stock Exchange*

The Directors have confirmed that all the connected transactions described above are conducted in the usual and ordinary course of business of the Group and are on normal commercial terms and are fair and reasonable to the Group and to the shareholders of the Company.

The transactions described in paragraphs 1 to 3 above will, after the listing of the Shares on the Stock Exchange, constitute connected transactions of the Company, which would normally be subject to certain disclosure requirements and may be subject to prior approval by the independent shareholders of the Company under the Listing Rules. As these are continuing transactions, the Company is of the view that such disclosure and approval would be unduly burdensome and impractical on each occasion when any such transaction is entered into. Hence, the Company has applied for a general waiver from strict compliance with those requirements in respect of the transactions described in paragraphs 1 to 3. The Stock Exchange has indicated that a waiver would be granted for a period of three years expiring on 30th June, 2003 from compliance with the normal approval and disclosure requirements applicable to connected transactions under the Listing Rules on the following conditions:

(a) the transactions, and the arrangements governing those transactions, are entered into by the Group in the ordinary and usual course of business, and are either (i) on normal commercial terms or better; or (ii) if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than terms available to or from (as appropriate) independent third parties;

(b) the transactions shall be in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole;

(c) the Company will disclose brief details of the transactions in each year, including:—

    (i) the date or period of the transaction, the identity of the parties and a description of the connected relationship;

(ii) a brief description of the transaction and the purpose of the transaction;

(iii) the total consideration and the terms; and

(iv) the nature of the parties' relationship and the extent of interest of the connected person in the transaction,

in the Company's annual report and accounts for the relevant year, as set out in rule 14.25(1)(A) through (D) of the Listing Rules;

(d) the Company's independent non-executive Directors will review annually the transactions and confirm, in the Company's annual report and accounts, that such transactions have been conducted in the manner stated in paragraphs (a) and (b) above and paragraph (g) below;

(e) the Company's auditors will carry out review procedures annually on the transactions, details of which shall be set forth in the Company's annual report and shall provide a letter to the board of Directors confirming that the transactions:—

(i) have received the approval of board of Directors;

(ii) have been entered into in accordance with the relevant agreement governing the transactions or on normal commercial terms in the normal course of the Group's business; and

(iii) have been entered into within the proposed limits stated in paragraph (g) below;

(f) for the purpose of the above review and reporting on the transactions by the auditors, the Company and the connected persons shall undertake to the Stock Exchange that the auditors will be given sufficient access to the accounting records of the connected persons in respect of the above transactions; and

(g) the total annual expenditure in respect of each category of products being purchased by the Group pursuant to the transactions described in paragraphs 1 to 3 above in any financial year shall not exceed the proposed annual limits in such financial year set out below:—

Type of products	Limit based on percentage of the total purchases to be made by the Group in such financial year	Limit based on percentage of the Group's turnover in such financial year
Supply of organic fertilisers	55.0%	12.0%
Supply of plant growth regulators	3.0%	0.5%
Supply of seeds	5.0%	1.0%

The Stock Exchange has indicated that if any of the material terms of the agreements or arrangements referred to above are altered (unless as provided for under the terms of the relevant agreement or arrangement) or if the Group enters into any new agreements or arrangements with any connected persons (within the meaning of the Listing Rules) in the future under which the aggregate consideration paid or payable by the Group in each year exceeds the limits referred to above, the Company must comply with the provisions of the Listing Rules dealing with connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

After reviewing documents and information provided by the Group and relying upon the confirmations by the Directors, ICEA is of the view that the transactions described above are conducted in the usual and ordinary course of business of the Group and are on normal commercial terms and are fair and reasonable to the Group and to the shareholders of the Company.

YEAR 2000 COMPLIANCE

The year 2000 issue refers to the inability of computer systems to properly recognise the year 2000 because years are recorded in programming codes with two digits rather than four digits. Accordingly, a computer programme affected by the year 2000 problem may recognise dates using "00" as the year 1900 instead of the year 2000. To achieve year 2000 compliance computers have to accurately function before, during and beyond the year 2000 without being affected by the change of dates.

Currently, a significant portion of the Group's sales is made to customers in the agricultural produce wholesale markets on a cash basis. In addition, the Group and its other customers and major suppliers generally enter into written contracts and do not rely on computer communication. Hence, the Group's business transactions with its suppliers and customers are not heavily dependent on computer software and systems. The Group has tested its computer software and systems in relation to their ability to process accurately transactions with dates extending beyond the year 2000. The Group has also implemented a year 2000 contingency plan which mainly includes the saving of back-up copies of all computer files and the systematic filing of hard copies of relevant documents. The Directors believe that such action is adequate in protecting the Group from any material adverse effect that may arise with respect to the year 2000 issue.

Up to the Latest Practicable Date, the Group had not been affected by any major problem caused by the year 2000 issue.

DIRECTORS

Executive Directors

Mr. KWOK Ho (郭浩), aged 45, is the Chairman of the Board, the Managing Director and one of the co-founders of the Group. Mr. Kwok Ho is primarily responsible for the Group's overall strategic planning, management and business development. He has over 20 years of experience in commercial trading in the PRC, particularly in the area of strategic planning, business development and sales and marketing. In 1995, Mr. Kwok first engaged in the agricultural produce business as well as the R&D, production and sale of superior seed species and organic fertilisers. Mr. Kwok Ho was, prior to the formation of the Group, the executive director of and involved in the incorporation and management of a company incorporated in Hong Kong which carried on the business of trading into the PRC.

Mr. IP Chi Ming (葉志明), aged 39, is an Executive Director and the General Manager of Chaoda Vegetable. Mr. Ip is primarily responsible for the overall management, planning, business development and sales and marketing of the Group's agricultural produce business, with particular focus on Hong Kong and other overseas markets. Mr. Ip joined the Group in January 1997 and has over 15 years of experience in trading and marketing in the food products industry. Mr. Ip had been, prior to joining the Group, involved in the management of a company which is incorporated in Hong Kong and engaged in wholesaling of rice and other food products in Hong Kong.

Madam CHIU Na Lai (趙娜麗), aged 44, is an executive Director. Madam Chiu is the spouse of Mr. Kwok Ho and one of the co-founders of the Group. She is primarily responsible for the overall financial planning and management, and accounting of the Group. Madam Chiu has over 20 years of experience in the fields of trading and accounting. Prior to the formation of the Group, Madam Chiu had been involved in the management (in particular in the finance and accounting area) of a company in Hong Kong which carried on the business of trading.

Professor LEE Yan (李延), aged 36, is an executive Director. Professor Lee is primarily responsible for the Group's R&D activities, the management and expansion of its production bases, as well as the development of agricultural production methods. Professor Lee received his doctorate degree in Plant Nutrition and Horticulture at Fujian Agricultural University (福建農業大學) and was appointed professor of the Faculty of Horticulture at the university. Professor Lee has extensive experience in agricultural farming, particularly in the areas of planting and cultivation methods, as well as pest and disease management. Professor Lee joined the Group in January 1997.

Each of the executive Directors has entered into a service agreement with the Company for an initial term of between 3 to 9 years, (in all cases, commencing on 1st December, 2000) and continuing thereafter until terminated by either party giving to the other not less than three months' written notice. Each of the executive Directors is entitled to a monthly salary payable monthly in arrears, the amount of which is subject to review by the Board annually, and any increment will be at a rate to be determined by the Board provided that it shall not exceed 20% of the Director's then salary. In addition, each of the executive Director is entitled to be paid a discretionary profit-related bonus, as determined by the Board at its absolute discretion. It is estimated that an aggregate of approximately RMB1,841,000 (HK$1,737,000) will be paid to executive Directors as their remuneration for the year ending 30th June, 2001 taking no consideration of the discretionary bonus which the executive Directors will be entitled. Details of the Directors' remuneration and terms of service contracts are set

out in the section headed "Particulars of Directors' service contracts" in Appendix V to this prospectus. The maximum aggregate amount of such discretionary bonus payable to all the executive Directors for any financial year shall not be more than 10% of the consolidated net profit before such bonus of the Group in such financial year.

Independent non-executive Directors

Mr. WONG Kong Chi (黃廣志), aged 42, is an independent non-executive Director. He is a qualified accountant and has substantial experience in merchant banking. He also acts as an independent non-executive director of several listed companies in Hong Kong.

Professor LIN Shun Quan (林順權), aged 42, is an independent non-executive Director. Professor Lin received his doctorate degree in Agriculture from Fujian Agricultural University (福建農業大學) and had been on sabbatical for a total of two years with Saga University, Japan (日本佐賀大學) in 1996 and 1998. Profession Lin was appointed as professor at Huanan Agricultural University (華南農業大學) and has extensive experience in the agricultural industry in the PRC.

SENIOR MANAGEMENT

Professor CHUI Po Wei (崔保維), aged 43, is Vice President and livestock specialist. He is primarily responsible for the management and business development of the Group's livestock business. Professor Chui graduated from Shanxi Agricultural University (山西農業大學) with a master degree in zoology and has over 20 years of experience in animal husbandry and farm management. Prior to joining the Group in January 1997, Professor Chui had been engaged in the provision of advisory services for a number of PRC agricultural enterprises.

Mr. XU Bun (徐斌), aged 45, is a Vice President and is primarily responsible for the Group's strategic planning, business development and sales and marketing. Mr. Chui holds a master degree from Japan Asia Cultural Comprehensive Institute (日本亞洲文化綜合研究所) and a diploma from Japan Tokyo Foreign Language College (日本東京外國語專科學校). Prior to joining the Group in January 1999, Mr. Chiu was the head of the Asian Affairs Department and the Personnel Department of Mitsui Bussan Group, and his responsibilities included international trade and business development.

Mr. MA Shing Yung (馬承榕), aged 35, is the General Manager of Chaoda Green Agriculture and is primarily responsible for the planning and development of the Group's sales and distribution network. Mr. Ma graduated from Fujian Teacher's University (福建師範大學). With over 10 years of experience in corporate management and project investment, Mr. Ma joined the Group in January 1999.

Professor YEUNG Yin Wai (楊延位), aged 64, is the Manager of Chaoda Livestock and is primarily responsible for the overall management and R&D of the Boer goat breeding business. Professor Yeung graduated from Fujian Agricultural University (福建農業大學) and has over 40 years of experience in research and development of livestock farming. Prior to joining the Group in January 1997, Professor Yeung was the Dean of the Animal and Veterinary Faculty of Fujian Agricultural University (福建農業大學) and the Director of the Animal and Veterinary Institute of the PRC. The embryo transfer technology for cows and sheeps (牛、羊胚胎移植技術) developed by Professor Yeung received the Awards for Scientific Technology Advancement of Fujian province (福建省科學技術進步獎).

Mr. LI Chi Fai (李志輝), aged 34, is the Financial Controller and company secretary of the Group and is primarily responsible for the finance management and accounting of the Group. Mr. Li graduated from Monash University in Australia with a bachelor degree in economics in 1993 and is currently an associate member of the Hong Kong Society of Accountants and a member of the Australia Society of Certified Practicing Accountants. Prior to joining the Group in November 2000, Mr. Li had worked in several international accounting firms and thereafter has held the accountant position in a Hong Kong listed company.

Mr. CHAN Hong (陳航), aged 31, is the Administrative Manager of the Group and is primarily responsible for the Group's general administrative and personnel matters. Mr. Chan graduated from Fujian Minjiang University (福建閩江大學) in 1990 with a diploma in industrial management. Mr. Chan joined the Group in January 1997 and has over 6 years of experience in corporate administration and human resources management.

Ms. WONG Hip Ying (黃協英), aged 52, is the Finance Manager of the Group and is primarily responsible for the Group's accounting functions. Ms. Wong graduated from Xiamen Economic College (廈門集美財經學院) and has over 10 years of experience in the accounting field in the PRC. Ms. Wong joined the Group in January 1997.

Dr. YAU Yung (尤勇), aged 31, is the Manager of the Group's R&D department and is primarily responsible for managing the Group's R&D projects. Dr. Yau obtained his doctorate degree from the Faculty of Ecology at the Forestry Science Research Institute (中國林業學研究所) in the PRC in 1997 and has extensive experience in ecology research. Dr. Yau joined the Group in July 1999.

Mr. YAU Kin Yuen (丘建源), aged 38, is the Manager of the Group's strategic planning department and is primarily responsible for the strategic planning, external corporate communication and marketing and promotion of the Group. Mr. Yau holds a master degree awarded by the Faculty of Horticulture at Zhejiang Agriculture University (浙江農業大學). Prior to joining the Group in July 1999, Mr. Yau was head of the strategic planning department and Assistant to the General Manager of Fuzhou 851 Pharmaceutical Company in the PRC.

Mr. SZE Non Po (施能浦), aged 62, is the Manager of the Group's production base development department and is primarily responsible for the planning, infrastructure development and management of the Group's production bases. Mr. Sze graduated from Fujian Agricultural University (福建農業大學) and has over 40 years of experience in agricultural farming. Mr. Sze's research on agricultural farming had received a number of awards at both national and provincial levels. Mr. Sze received the Outstanding Specialist Award (優秀專家) in 1997 and also the Star of Invention and Creation Award (發明創新科技之星) from the China Division of TIPS of the United Nations in 1995. Mr. Sze joined the Group in January 1999.

Mr. LEE Tse Sang (李澤生) aged 35, the Manager of the sales and trading department and is primarily responsible for the management of the sales operation and market development of the Group. Mr. Lee graduated from Fujian Teacher University (福建師範大學) and also holds a master degree awarded by the Faculty of Business Administration of Xiamen University (廈門大學). Prior to joining the Group in January 1998, Mr. Lee had worked with the investment division of the People's Bank of China and Fuzhou Nanhaian Bioengineering Company (南海岸生物工程福州公司) in the PRC.

AUDIT COMMITTEE

The Company established its audit committee on 23rd November, 2000 with written terms of reference in compliance with the Code of Best Practice set out in Appendix 14 to the Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control systems of the Group.

The audit committee has two members comprising the two independent non-executive Directors.

STAFF

The Group had a total of over 3,800 full-time employees as at 30th September, 2000. A breakdown of the Group's workforce by geographical locations and functions is set out below:

	Hong Kong	The PRC	Total
Management and administration	4	92	96
Sales and marketing	2	326	328
Research and development	—	62	62
Finance and accounting	1	80	81
Farming and field management	—	3,312	3,312
Livestock breeding	—	7	7
Total	7	3,879	3,886

The Group in the past has not experienced any significant difficulty in recruiting its employees, and has not experienced any significant staff turnover or labour dispute.

BENEFIT SCHEME

The Group did not participate in any retirement scheme or medical scheme for the three years ended 30th June, 2000 as the Group was not subject to any legal requirement for the provision of any such benefit scheme to its employees. However, the Group joined a retirement scheme in August 2000 organised by the Fujian Provincial Government.

SHARE OPTION SCHEME

The Company has conditionally adopted the Share Option Scheme under which full-time employees of the Group may be granted options to acquire Shares. The principal terms of the Share Option Scheme are summarised in the section headed "Share Option Scheme" in Appendix V to this prospectus.

So far as the Directors are aware, immediately after the completion of the Capitalisation Issue and the Share Offer (but taking no account of any Shares which may be taken up under the Share Offer, see note 3), the only persons directly or indirectly interested in 10% or more of the Shares then in issue will be:

Shareholder	Number of Shares	% of issued share capital immediately after the Capitalisation Issue and the Share Offer *(Note 3)*
Kailey *(Note 1)*	894,000,000	55.875%
Kwok Ho *(Note 1)*	894,000,000	55.875%
Young West Investments Limited *(Note 2)*	204,000,000	12.75%
Ip Chi Ming *(Note 2)*	204,000,000	12.75%

Notes:

1. Kailey is a company incorporated in the BVI with limited liability which is legally and beneficially owned as to 90% by Mr. Kwok Ho and as to 10% by Madam Chiu Na Lai. Mr. Kwok Ho is entitled to exercise 90% of the voting powers at general meetings of Kailey.

2. Young West Investments Ltd. is a company incorporated in the BVI with limited liability which is legally and benefically owned as to 100% by Mr. Ip Chi Ming.

3. The percentage shareholding upon the completion of the Capitalisation Issue and the Share Offer assumes no exercise of the Over-allotment Option.

Save as disclosed herein but taking no account of any Shares which may be taken up under the Share Offer, the Directors are not aware of any person who will, immediately following the completion of the Capitalisation Issue and the Share Offer, be directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying the rights to vote in all circumstances at general meetings of any member of the Group and are therefore regarded as substantial shareholders under the Listing Rules.

Kailey, being the controlling shareholder (as defined in the Listing Rules) of the Company, has undertaken to the Stock Exchange that, within the period of 12 months from the date on which dealings in the Company first commence on the Stock Exchange, Kailey will:—

1. when it pledges or charges any Shares beneficially owned by it, immediately inform the Company of such pledge or charge together with the number of Shares so pledged or charged; and

2. when it receives indications, either verbal or written, from the pledgee or chargee that any of the pledged or charged Shares will be disposed of, immediately inform the Company of such indications.

Authorised:		*HK$*
5,000,000,000	Shares	500,000,000

Issued and to be issued, fully paid or credited as fully paid:		
1,000	Shares in issue	100
1,199,999,000	Shares to be issued pursuant to the Capitalisation Issue	119,999,900
400,000,000	Shares to be issued pursuant to the Share Offer	40,000,000
Total:		
1,600,000,000	Shares	160,000,000

Assumptions

The above table assumes that the Capitalisation Issue and the Share Offer become unconditional. It also assumes that the Over-allotment Option has not been exercised.

It takes no account of any Shares which may be issued under the Share Option Scheme or of any Shares which may be allotted, issued or repurchased by the Company pursuant to the general mandates granted to the Directors as described below.

Ranking

The Offer Shares will rank equally in all respects with all Shares in issue or to be issued as set out in the above table, and will qualify for all dividends or other distributions declared, made or paid after the date of this prospectus except in respect of the Capitalisation Issue.

Share Option Scheme

The Company has conditionally adopted the Share Option Scheme. A summary of its principal terms is set out in the section headed "Share Option Scheme" in Appendix V to this prospectus.

Under the Share Option Scheme, full-time employees and executive directors of the Group may be given options which entitle them to subscribe for Shares representing up to a maximum of 10% of the issued share capital of the Company from time to time (not counting Shares which may be issued under the Share Option Scheme).

General mandate to issue new Shares

The Directors have been granted a general unconditional mandate to allot, issue and deal with Shares with a total nominal value of not more than the sum of:

1. 20% of the total nominal amount of the share capital of the Company issued and to be issued (as set out in this prospectus); and

2. the total amount of share capital of the Company repurchased by the Company (if any).

The Directors may, in addition to Shares which they are authorised to issue under the mandate, allot, issue or deal with Shares under a rights issue, scrip dividend scheme or similar arrangement, or on the exercise of options granted under the Share Option Scheme.

This mandate will expire:

- at the end of the Company's next annual general meeting; or
- at the end of the period within which the Company is required by law or its Articles of Association to hold its annual general meeting; or
- when varied or revoked by an ordinary resolution of its shareholders in general meeting;

whichever is the earliest.

For further details of this general mandate, see the paragraph headed in Appendix V to this prospectus.

General mandate to repurchase Shares

The Directors have been granted a general unconditional mandate to exercise all the powers of the Company to buy back Shares with a total nominal value of not more than 10% of the total nominal amount of the share capital of the Company issued and to be issued (as set out in this prospectus).

This mandate only relates to repurchases made on the Stock Exchange, or any other stock exchange on which the Shares are listed (and which is recognised by the Securities and Futures Commission in Hong Kong and the Stock Exchange for this purpose), and which are in accordance with the Listing Rules. A summary of the relevant Listing Rules is set out in the paragraph headed "Repurchase by the Company of its own securities" in Appendix V to this prospectus.

This mandate will expire:

- at the end of the Company's next annual general meeting; or
- at the end of the period within which the Company is required by law or its Articles of Association to hold its annual general meeting; or
- when varied or revoked by an ordinary resolution of its shareholders in general meeting;

whichever is the earliest.

The Group's books and records are presented in Renminbi. Unless otherwise specified, this prospectus contains translations for reference only of Renminbi amounts into Hong Kong dollars at the rate of HK$1.00 to RMB1.06. No representation is made that the Renminbi amounts could have been or could now or in the future be converted into Hong Kong dollars at any particular rate or at all. See "Risk Factors — Risks Associated with the PRC — Currency conversion and exchange rate."

INDEBTEDNESS

Borrowings

As at the close of business on 30th September, 2000, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this prospectus, the Group had total borrowings of approximately RMB36.8 million which comprised unsecured and interest-free loans of RMB21.8 from the then shareholders of companies comprising the Group and a bank loan of RMB15.0 million. The loans from such shareholders are not required to be repaid within 12 months from 30th September, 2000. Out of the loans from such shareholders, approximately RMB5.7 million have been subsequently repaid by the Group and the remaining balance of approximately RMB16.1 million has subsequently been capitalised pursuant to the Corporate Reorganisation. The bank loan is interest-bearing at 0.585% per month, guaranteed by a related company in which Mr. Kwok Ho holds a controlling interest and repayable on 18th May, 2001. The bank has agreed to release the guarantee provided by such related company on the basis that it will be replaced by a corporate guarantee by the Company upon the listing of the Shares on the Stock Exchange.

Contingent liabilities

As at 30th September, 2000, the Group had no material contingent liabilities.

Disclaimer

Save as aforesaid or otherwise disclosed herein, and apart from intra-group liabilities, the Group had no outstanding mortgages, charges, debentures or other loan capital or bank overdrafts or loans or other similar indebtedness or finance lease commitments, guarantees or other material contingent liabilities.

The Directors have confirmed that, save as disclosed above, there has been no material change in the indebtedness and contingent liabilities of the Company and its subsidiaries since 30th September, 2000.

Foreign currency translation

For the purpose of the indebtedness statement, foreign currency amounts have been translated into Renminbi at applicable rates prevailing at the close of business on 30th September, 2000.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

Financial resources

The Group generally finances its operations with cashflow generated internally and with loans from shareholders for its capital expenditures and other capital requirement. Following the Share Offer, the Group expects to fund its foreseeable expenditures with the net proceeds from the Share Offer and its net operating cash inflow.

Borrowings and banking facilities

As at 30th September, 2000, the Group had a PRC bank loan of RMB15.0 million. For the three years ended 30th June, 2000, the Group had not obtained or utilised any banking facilities.

Capital commitments

As at 30th September, 2000, the Group had outstanding contracted capital commitments amounting to approximately RMB381.3 million in respect of research and development expenditure and purchases of fixed assets.

Net current liabilities

As at 30th September, 2000, the Group had net current liabilities of approximately RMB20.9 million, comprising:

	RMB'000	*RMB'000*
Current assets		
Inventories, at cost	18,059	
Accounts receivable	14,407	
Amounts due from related companies	449	
Other receivables, deposits and prepayment	42,882	
Bank balances and cash	21,719	
	97,516	
Current liabilities		
Amounts due to related companies	3,789	
Other payables and accured charges	40,934	
Current portion of long term payable	900	
Short term bank loan	15,000	
Dividend payable	20,000	
Taxation	37,765	
	118,388	
Net current liabilities		20,872

Working capital

Taking into account the financial resources available to the Group including internally generated funds and the estimated net proceeds of the Share Offer, the Directors are of the opinion that the Group has sufficient working capital to meet its present requirements.

Distributable reserves

As at 30th June, 2000 (the date to which the latest audited financial statements of the Group were made up), the Company had not been incorporated and there was accordingly no reserve for distribution to the shareholders of the Company.

DISCLOSURE UNDER PRACTICE NOTE 19 OF THE LISTING RULES

The Directors have confirmed that as at the Latest Practicable Date, the Group was not aware of any circumstances which would give rise to a disclosure requirement under Practice Note 19 of the Listing Rules.

TRADING RECORD

The following is a summary of the combined results of the Group for the three years ended 30th June, 2000 extracted from the accountants' report (the text of which is set out in Appendix I of this prospectus), and for the three months ended 30th September, 2000 based on its unaudited management accounts, both of which have been prepared as if the Company had owned each subsidiary throughout the relevant periods or since their respective dates of incorporation. As explained in more detail under the section headed "History and development — Capital Structure and Corporate Reorganisation", the Group effectively increased its interest in Chaoda Modern Agriculture from 80% to 100% in December 1999, its equity interest in Chaoda Green Agriculture from 70% to 100% in January 2000 and its equity interest in Chaoda Livestock from 60% to 100% in January 2000. Accordingly, the minority interests in these companies, up to the respective dates of acquisition of their entire interests by the Group, have been recognised in the combined profit and loss accounts for the relevant periods. For further details about the Group's trading record for the three years ended 30th June, 2000, please refer to the accountants' report set out in Appendix I to this prospectus.

	(Audited) Year ended 30th June,			(Unaudited) Three months ended 30th September,
	1998	**1999**	**2000**	**2000**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover *(Note 1)*	23,415	76,991	154,225	143,736
Cost of sales	(6,877)	(20,885)	(42,583)	(36,894)
Gross profit	16,538	56,106	111,642	106,842
Other revenues *(Note 2)*	—	14	181	235
Selling and distribution expenses	(1,506)	(4,826)	(10,952)	(10,738)
General and administrative expenses	(1,643)	(2,638)	(8,343)	(4,006)
Net other operating expenses	—	(1)	(186)	(127)
Operating profits	13,389	48,655	92,342	92,206
Finance cost	—	—	—	(99)
Profit before taxation	13,389	48,655	92,342	92,107
Taxtaion	(4,220)	(16,148)	(16,622)	(775)
Profit before minority interests	9,169	32,507	75,720	91,332
Minority interests	(1,834)	(6,642)	(8,406)	—
Combined profit for the year	7,335	25,865	67,314	91,332
Dividends	—	—	20,000	—

	Year ended 30th June, 1998 RMB	1999 RMB	2000 RMB	Three months ended 30th September, 2000 RMB
Earnings per Share *(Note 3)*	0.0061	0.0216	0.0561	0.0761
Gross profit margin	70.6%	72.9%	72.4%	74.3%
Pre-tax profit margin	57.2%	63.2%	59.9%	64.1%
After-tax profit margin	39.2%	42.2%	49.1%	63.5%
Net profit margin	31.3%	33.6%	43.7%	63.5%

Notes:

1. Turnover represents sales received and receivable net of discounts and value-added tax.

2. Other revenues represent mainly interest income.

3. The computation of earnings per Share is based on the Group's combined profit after taxation and minority interests attributable to shareholders for the three years ended 30th June, 2000 and three months ended 30th September, 2000, and the 1,200,000,000 Shares deemed to be in issue throughout each of the respective periods.

ANALYSIS OF SALES VOLUME AND TURNOVER

The following is the analysis of the Group's sales volume and turnover.

	Year ended 30th June, 1998	1999	2000	Three months ended 30th September, 2000
Breakdown of sales volume by products				
Agricultural produce (tonnes)				
Vegetables	6,972	26,172	46,527	54,940
Fruits	998	1,102	2,962	11,614
Rice	—	—	—	2,905
	7,970	27,274	49,489	69,459
Livestock (heads)	158	296	350	180

Breakdown of turnover by products	Year ended 30th June, 1998 RMB'000	%	1999 RMB'000	%	2000 RMB'000	%	Three months ended 30th September, 2000 RMB'000	%
Agricultural produce								
Vegetables	11,707	50.0	60,934	79.2	128,820	83.5	116,657	81.2
Fruits	8,548	36.5	8,916	11.6	15,233	9.9	15,315	10.7
Rice	—	—	—	—	—	—	7,286	5.1
	20,255	86.5	69,850	90.8	144,053	93.4	139,258	97.0
Ancillary food products	—	—	1,346	1.7	3,255	2.1	1,118	0.7
Livestock	3,160	13.5	5,795	7.5	6,917	4.5	3,360	2.3
Total turnover	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

Breakdown of turnover by sales channel	Year ended 30th June, 1998 RMB'000	%	1999 RMB'000	%	2000 RMB'000	%	Three months ended 30th September, 2000 RMB'000	%
Agricultural produce and ancillary food products								
Domestic sales								
- wholesale markets	9,688	41.4	33,614	43.7	59,646	38.7	70,077	48.8
- institutional sales	1,043	4.4	3,452	4.5	11,380	7.4	9,527	6.6
- retail sales	—	—	4,782	6.2	12,034	7.8	8,683	6.0
	10,731	45.8	41,848	54.4	83,060	53.9	88,287	61.4
Overseas sales	9,524	40.7	29,348	38.1	64,248	41.6	52,089	36.3
Livestock								
Domestic sales	3,160	13.5	5,795	7.5	6,917	4.5	3,360	2.3
Total turnover	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

Breakdown of turnover by markets	Year ended 30th June, 1998 RMB'000	%	1999 RMB'000	%	2000 RMB'000	%	Three months ended 30th September, 2000 RMB'000	%
Domestic market	13,891	59.3	47,643	61.9	89,977	58.4	91,647	63.7
Overseas market	9,524	40.7	29,348	38.1	64,248	41.6	52,089	36.3
Total turnover	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

Turnover

The Group's turnover is derived primarily from sales of its agricultural produce, ancillary food products and livestock.

In respect of its agricultural produce business, the Group currently operates its production bases in different parts of the PRC for the cultivation of its agricultural produce. The Group's agricultural produce are sold to wholesale customers at agricultural produce wholesale markets, to institutional customers (including hotels, supermarkets, hospitals, schools, government and non-government entities) and to retail customers at dedicated retail sales outlets operated by the Group in the PRC and temporary stalls and counters established by the Group in residential housing estates and commercial areas in Fujian province. To supplement its sales of agricultural produce, the Group also sells a variety of ancillary food products at its dedicated retail sales outlets to retail customers.

In respect of its livestock business, the Group is engaged in the breeding of pure-bred Boer goats which originated from South Africa for sale to other goat breeders in the PRC.

Cost of sales

Cost of sales of the Group's agricultural produce business primarily consists of the costs of agricultural raw materials such as seeds, organic fertilisers, pesticides and plant growth regulators and other direct costs such as labour costs and production overheads.

Cost of sales of the Group's livestock business principally consists of the costs of purchase and import of the Boer goats and breeding costs.

Operating expenses

The Group's operating expenses comprise selling and distribution expenses, and general office and administrative expenses.

Selling and marketing expenses mainly include costs of packaging materials and other supplies, transportation and delivery costs, retail sales outlets rentals and sales, marketing and promotional expenses. General office and administrative expenses mainly include R&D expenses, office rental, staff and directors' remuneration, travelling and accommodation expenses and costs of staff fringe benefits.

Taxation

A uniform tax rate of 33% is generally applicable to all income, revenue and profits derived from the businesses of PRC enterprises. According to existing PRC laws and regulations, an FIE which has an operating term of 10 years or more is normally fully exempt from PRC enterprise income tax for the first two years in which it records assessable profits and a 50% tax exemption for the three years

thereafter. All FIEs engaged in productive operations established in the economic development zone of Fujian province of the PRC are subject to enterprise income tax at the rate of 24% under income tax laws and regulations applicable to such economic development zone.

- Chaoda Modern Agriculture and Chaoda Green Agriculture, the Group's two principal subsidiaries, were originally domestically-owned limited liability companies incorporated in the PRC but were converted into FIEs on 29th December, 1999 and 20th May, 2000 respectively. Prior to their conversion into FIEs, Chaoda Modern Agriculture and Chaoda Green Agriculture were subject to PRC enterprise income tax at the rate of 33%. With effect from the respective dates on which they became FIEs, they became subject to PRC enterprise income tax, and were entitled to the tax concessions, applicable to FIEs established in the economic development zone of Fujian province as mentioned above. As a result, Chaoda Modern Agriculture and Chaoda Green Agriculture are exempt from enterprise income tax for the two years of 2000 and 2001 and are entitled to a 50% reduction of enterprise income tax for the three years commencing from 2002. Chaoda Modern Agriculture and Chaoda Green Agriculture had obtained the Tax Registration Certificate (FIE) (外商投資企業稅務登記證) and each of these companies will lodge a tax return for assessment as an FIE for the year 2000.

- Chaoda Livestock is a limited liability company incorporated and carrying on business in the PRC and is subject to the PRC enterprise income tax at the rate of 33%.

The effective tax rate of the Group for the three years ended 30th June, 2000 and the three months ended 30th September, 2000 were 31.5%, 33.2%, 18.0% and 0.8% respectively. The reduction in effective tax rate for the year ended 30th June, 2000 and the three months ended 30th September, 2000 was due to the tax concessions enjoyed by Chaoda Modern Agriculture and Chaoda Green Agriculture as a result of their conversion into FIEs during the year.

In general, the PRC government offers various incentives (including tax exemption) to enterprises engaged in the agricultural business. In accordance with these government policies, the Group, on 16th October, 2000, applied for formal income tax exemption from the relevant tax authorities in the PRC for its subsidiaries in the PRC for the three years ended 30th June, 2000. Notwithstanding this, the Group has made the corresponding income tax provisions in its financial statements. The Group is currently awaiting reply from the relevant PRC tax authorities in respect of such application, and thus the amount of income tax provided for in the Group's financial statements for the three years ended 30th June, 2000 has not yet been paid. In addition, according to the PRC legal advisers to the Company, as the Group is in the process of applying for the income tax exemption, the Group will not be subject to any tax penalties regardless of the result of the income tax exemption application.

Year ended 30th June, 1998

For the year ended 30th June, 1998, the Group's total turnover amounted to RMB23.4 million, of which approximately 86.5% and 13.5% were derived from sales of agricultural produce and Boer goats respectively. The Group's overall gross profit was RMB16.5 million, representing an overall gross profit margin of 70.6%.

During the year, a total of 7,970 tonnes of agricultural produce were sold by the Group generating an aggregate turnover of RMB20.2 million. Gross profit derived from the Group's agricultural produce business amounted to RMB15.0 million, representing a gross profit margin of 74.0%. As at 30th June, 1998, the Group operated a total of 3 production bases in Fujian Province, the PRC with an aggregate farmland area of approximately 203 hectares (3,050 mu).

During the year, the Group imported its first herd of 300 heads of Boer goats from South Africa. With a total of 158 heads of Boer goats sold during the year, turnover and gross profit generated from the Group's livestock business were RMB3.2 million and RMB1.5 million respectively.

For the year ended 30th June, 1998, the Group's operating profit before taxation was RMB13.4 million and pre-tax profit margin was 57.2%, while profit after taxation but before minority interests was RMB9.2 million and after-tax profit margin was 39.2%.

For the year ended 30th June, 1998, Chaoda Modern Agriculture was effectively accounted for as an 80%-owned subsidiary and the Group's profit after minority interests was RMB7.3 million.

Year ended 30th June, 1999 compared with year ended 30th June, 1998

For the year ended 30th June, 1999, the Group's total turnover amounted to RMB77.0 million, representing an increase of 228.8% over the previous year. The increase was mainly due to the increase in total turnover from the sale of agricultural produce. Approximately 90.8%, 7.5% and 1.7% of the Group's total turnover were attributable to sales of agricultural produce, Boer goats and ancillary food products respectively. The Group's overall gross profit was 56.1 million, representing an overall gross profit margin of 72.9%.

Turnover generated from sales of agricultural produce increased to RMB69.9 million for the year ended 30th June, 1999, representing an increase of 244.9% from the previous year. Approximately 27,274 tons of agricultural produce were sold during the year, representing an increase of 242.2% over the previous year. In response to the growing demand for the Group's agricultural produce, the Group expanded its production capacity by increasing the aggregate farmland area of its production bases from 203 hectares (3,050 mu) as at 30th June, 1998 to approximately 553 hectares (8,300 mu) as at 30th June, 1999. Gross profit generated from the Group's agricultural produce business was RMB51.7 million, an increase of 244.6% over the previous year, and the gross profit margin remained relatively stable at 74.0%.

During the year, gross turnover generated from the Group's livestock business amounted to RMB5.8 million. During the year, the second herd of 125 heads of Boer goats was imported from South Africa. A total of 296 heads of Boer goats were sold during the year, compared to 158 heads sold in the previous year. Gross profit attributable to the livestock business amounted to RMB4.2 million. The gross profit margin of the Group's livestock business was increased from 48.9% in 1998 to 73.0% in 1999. During the two years ended 30th June, 1999, the sale price per head of Boer goat was maintained at a stable level. The increase in gross profit margin was mainly attributable to a dilution in the cost of sales per head of Boer goat by about 48% due to new born infant goats. As a result, the gross profit margin increased from 48.9% to 73.0%.

For the year ended 30th June, 1999, the Group's operating profit before taxation was RMB48.7 million and pre-tax profit margin was 63.2%, while profit after taxation but before minority interests was RMB32.5 million and after-tax profit margin was 42.2%. The increase in the after-tax profit margin of the Group from 39.2% in 1998 to 42.2% in 1999 was mainly due to the following reasons:

- the gross profit margin of the Group's livestock business was substantially increased from 48.9% in 1998 to 73.0% in 1999, but was partly offset by

- the lower than average gross profit margin of 15.2% in respect of the Group's sales of ancillary food products in 1999.

For the year ended 30th June, 1999, Chaoda Modern Agriculture, Chaoda Green Agriculture and Chaoda Livestock were effectively accounted for as 80%, 70% and 60%-owned subsidiaries respectively and the Group's profit after minority interests was RMB25.9 million.

Year ended 30th June, 2000 compared with year ended 30th June, 1999

For the year ended 30th June, 2000, the Group's total turnover amounted to RMB154.2 million. The increase was mainly the result of the continued growth in the demand for the Group's agricultural produce. Approximately 93.4%, 4.5% and 2.1% of the Group's total turnover were attributable to sales of agricultural produce, Boer goats and ancillary food products respectively. The Group's overall gross profit was RMB111.6 million and the overall gross profit margin was 72.4%.

The Group's turnover from sales of agricultural produce increased to RMB144.1 million for the year ended 30th June, 2000, an increase of over 106.2% when compared to the previous year. During the year, the Group continued to expand its production capacity by establishing further production bases and by increasing the farmland area of its existing production bases. As a result, the aggregate farmland area of the Group's production bases was increased to 1,060 hectares (15,893 mu) as at 30th June, 2000 from 553 hectares (8,300 mu) as at 30th June, 1999. Gross profit generated from the Group's agricultural produce business was RMB106.3 million, an increase of 105.8% over the previous year, and the gross profit margin was 73.8%.

For the year ended 30th June, 2000, a total of 350 heads of Boer goats were sold which generated a turnover of RMB6.9 million. No more Boer goats were imported during the year.

During the year, Chaoda Modern Agriculture and Chaoda Green Agriculture were converted from domestically-owned limited companies to FIEs and hence, became entitled to the tax benefits referred to the paragraph headed "Taxation" in this section. As a result, the Group's overall taxation expenses were RMB16.6 million which were comparable to the previous year, notwithstanding that operating profits increased by approximately 89.8% during the same period. For the year ended 30th June, 2000, the Group's operating profit before taxation was RMB92.3 million and pre-tax profit margin was 59.9%, while profit after taxation but before minority interests was RMB75.7 million and after-tax profit margin increased to 49.1%. The increase in the after-tax profit margin of the Group from 42.2% in 1999 to 49.1% in 2000 was mainly due to the following reasons:

- during the year 2000, the Group's two principal subsidiaries were converted from domestically-owned limited companies into FIEs and hence, became entitled to certain tax benefits. The Group's taxation expenses were comparable to the preceding year despite the fact that operating profit had substantially increased during the same period. However, this margin increase was partly offset by

- the decrease in the gross profit margin of the Group's livestock business from 73.0% in 1999 to 69.6% in 2000; and

- the increase in the Group's general and administration expenses as a result of increased expenses on the Group's R&D projects.

For the year-ended 30th June, 2000, Chaoda Modern Agriculure was effectively accounted for as an 80%-owned subsidiary for the period up to December 1999 and as 100%-owned subsidiary for the remainder of the year. Chaoda Green Agriculture and Chaoda Livestock were effectively accounted for as 70% and 60%-owned subsidiaries respectively for the period up to January 2000 and as 100%-owned subsidiaries for the remainder of the year. The Group's profit after minority interests was RMB67.3 million.

For the three months ended 30th September, 2000 (unaudited)

For the three months ended 30th September, 2000, the Group's total turnover amounted RMB143.7 million, of which 97.0%, 2.3% and 0.7% were attributable to sales of agricultural produce, livestock and ancillary food products respectively. The Group's overall gross profit was RMB106.8 million, representing an overall gross margin of 74.3%.

During the period, a total of 69,459 tonnes of agricultural produce were sold by the Group generating an aggregate turnover of RMB139.3 million. Gross profit generated from the Group's agricultural produce business was RMB104.2 million, representing a gross profit margin of 74.8%. As at 30th September, 2000, the aggregate farmland area of the Group's production bases was significantly increased to 2,811 hectares (42,138 mu) from 1,060 hectares (15,893 mu) as at 30th June, 2000.

During the period, a total of 180 heads of Boer goats were sold, turnover and gross profit margin generated from the Group's livestock business were RMB3.4 million and RMB2.5 million respectively.

The Group's operating profit before taxation was RMB92.1 million and pre-tax profit margin was 64.1% while profit after taxation was RMB91.3 million and after-tax profit margin was 63.5%. As Chaoda Modern Agriculture, Chaoda Green Agriculture and Chaoda Livestock became 100%-owned subsidiaries during the period, there were no minority interests to be accounted for.

PROPERTY INTERESTS

Details relating to the Group's property interests in Hong Kong and the PRC are set out in Appendix III to this prospectus. Sallmanns (Far East) Limited, an independent property valuation firm, has valued the properties leased by the Group and is of the opinion that properties occupied and/or leased by the Group have no commercial value as at 30th September, 2000. The text of its letter, summary of values and valuation certificates are set out in Appendix III to this prospectus.

PROFIT FORECAST

The Directors forecast that, on the bases and assumptions set out in Appendix II to this prospectus and in the absence of unforeseen circumstances, the combined profit after taxation but before extraordinary items of the Group for the year ending 30th June, 2001 will amount to not less than RMB370 million. The Directors are not aware of any extraordinary items which have arisen or are likely to arise during the year ending 30th June, 2001.

On the basis of the above profit forecast and the weighted average number of 1,416,986,301 Shares expected to be in issue during the year ending 30th June, 2001, the forecast earnings per Share on a weighted average basis will be RMB0.261 (or HK$0.246), representing a weighted average price/earnings multiple of 5.7 times based on an Offer Price of HK$1.40 or 6.6 times based on an Offer Price of HK$1.63. It does not take into account any Shares which may be issued upon the exercise of the Over-allotment Option or options which may be granted under the Share Option Scheme or which

may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares referred to in the paragraph headed "Written resolutions of the sole shareholder of the Company passed on 23rd November, 2000 and 29th November, 2000 respectively" in Appendix V to this prospectus or otherwise.

On the basis of the above profit forecast and on the assumption that (i) the Company had been listed since 1st July, 2000, (ii) a total of 1,600,000,000 Shares were issued on 1st July, 2000, and (iii) the net proceeds of the Share Offer had been received on 1st July, 2000 and interest had been earned thereon at a rate (net of tax) of 5% per annum from that date up to the expected date of receipt of the net proceeds of the Share Offer, the forecast earnings per Share on a pro forma fully diluted basis will be RMB0.239 (or HK$0.226), representing a pro forma fully diluted price/earnings multiple of 6.2 times based on an Offer Price of HK$1.40 or RMB0.241 (HK$0.227), representing a pro forma fully diluted price/earnings multiple of 7.2 times based on an Offer Price of HK$1.63. It does not take into account any Shares which may be issued upon the exercise of the Over-allotment Option or options which may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares referred to in the paragraph headed "Written resolutions of the sole shareholder of the Company passed on 23rd November, 2000 and 29th November, 2000 respectively" in Appendix V to this prospectus or otherwise.

The texts of the letters from PricewaterhouseCoopers and Charles Chan, Ip & Fung CPA Ltd., the auditors and joint reporting accountants, and from ICEA in respect of the profit forecast are set out in Appendix II to this prospectus.

DIVIDEND POLICY

A dividend of RMB20 million in respect of the year ended 30th June, 2000 was declared for the first time by Timor Enterprise, a wholly-owned subsidiary of the Company. At the direction of the then shareholders of Timor Enterprise, the amount of the dividend payable by Timor Enterprise to each such shareholder was set off against an amount then owing by such shareholder to Timor Enterprise which arose as a result of the assignment by Timor Enterprise to such shareholder his pro rata portion of a debt of RMB20 million owing by a company controlled by Mr. Kwok Ho to Timor Enterprise. No cash payment was made for such dividend declared by Timor Enterprise.

The Directors expect that, in future, the declaration, payment and amount of dividends will be subject to the discretion of the Directors, and will depend upon, among others, the Group's results of operations, cash flows and financial conditions, operating and capital requirements and other relevant factors.

The Directors do not intend to recommend an interim dividend for the half year ending 31st December, 2000 but intend to recommend a final dividend for the whole year ending 30th June, 2001. Had the Group been a publicly listed company for the whole of the year ending 30th June, 2001, the Directors would have recommended a total dividend for the whole year ending 30th June, 2001 of RMB0.077 (or HK$0.073) per Share which would represent a prospective yield of 5.2% based on an Offer Price of HK$1.40 or 4.5% based on an Offer Price of HK$1.63. The Directors expect that, in future, dividends will be paid on a half-yearly basis and interim dividends and final dividends will be paid in or around April and December of each year respectively. In the event that a dividend is proposed and declared for any one financial year, then the interim dividend will normally represent approximately one-third of the expected total dividends for the year.

ADJUSTED NET TANGIBLE ASSETS

The following statement of adjusted combined net tangible assets of the Group is based on the combined net assets of the Group as at 30th June, 2000, as shown in the accountants' report set out in Appendix I to this prospectus, adjusted as described below:

	(Based on an Offer Price of HK$1.40) *RMB'000*	(Based on an Offer Price of HK$1.63) *RMB'000*
Combined net tangible assets of the Group as at 30th June, 2000	93,216	93,216
Unaudited combined profit after taxation of the Group as shown in the management accounts for the three months ended 30th September, 2000	91,332	91,332
Capitalisation of long term advance from shareholders outstanding as at 30th June, 2000 pursuant to the Corporate Reorganisation	16,117	16,117
Estimated net proceeds of the Share Offer *(Note 1)*	549,000	644,000
Adjusted combined net tangible assets	749,665	844,665
Adjusted combined net tangible assets per Share *(Note 2)*	RMB0.47	RMB0.53
	or HK$0.44	or HK$0.50

Note:

(1) The amount of estimated net proceeds from the Share Offer takes no account of any Shares which may be issued pursuant to any exercise of the Over-allotment Option.

(2) The adjusted combined net tangible asset value per Share has been arrived at after making the adjustments referred to in this section and on the basis of a total of 1,600,000,000 Shares expected to be in issue immediately following the completion of the Capitalisation Issue and the Share Offer. It takes no account of any Shares which may fall to be issued pursuant to any exercise of the Over-allotment Option.

TAXATION AND ESTATE DUTY

The Directors confirm that there are no material tax and estate duty liabilities on the Group arising under the Corporate Reorganisation as described under the paragraph headed "Corporate reorganisation" in Appendix V to this prospectus (other than Hong Kong estate duty any potential liability for which is covered by the indemnity arrangements under section headed "Estate duty, the indemnity and other indemnities — Statutory and general information").

NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading positions or prospects of the Group since 30th June, 2000, the date to which the latest audited financial statements of the Group were made up.

FUTURE PLANS

The agricultural industry plays an important role in the PRC economy. With a population of over 1.2 billion, food consumption accounts for a significant portion of the overall spending of the PRC economy. As living and education standards continue to improve, the Directors believe there will be increasing consumer awareness of the benefits of organic or green agricultural produce in the PRC. This will have a positive effect on the development of the domestic market for such produce. The Directors believe that there is significant market potential for high quality organic and green agricultural produce and envisage extensive opportunities for the growth of the Group's businesses both in the PRC and overseas. To capitalise on such opportunities, the Group's principal development strategies are:

Establishing new production bases

Since it first began to engage in the agricultural produce business in 1997, the Group has established a number of highly successful production bases, in particular, in Fujian province. Since July 2000, the Group has established a number of new production bases in Hainan, Jiangsu, Shandong, Liaoning, Guangdong and Shaanxi provinces. As at 30th September 2000, the Group had 20 production bases with an aggregate farmland area of approximately 2,811 hectares (42,138 mu). The Group plans to establish additional production bases in other suitable locations in the PRC including Anhui, Zhejiang, Sichuan, Hunan and Hubei provinces as well as in Chongqing and Beijing, and expand its aggregate farmland area to over 10,000 hectares (150,000 mu) by 2003.

Upgrading facilities at existing production bases

The Group plans to build greenhouse facilities/protection cover at its existing and new production bases. These facilities will help control moisture and temperature and provide protection against adverse weather conditions during the crop growing process. Their installation will enable a wider range of agricultural produce to be grown during longer period each year and will hence enable the Group to maintain a wider range of agricultural produce in supply throughout the year which will increase its competitiveness. The Group will also continue to improve irrigation and other infrastructural facilities at its existing and new production bases to further enhance operational efficiency.

Continual R&D activities

The Group places strong emphasis on R&D. Through its R&D activities, the Group has succeeded in acclimatising a number of new species of agricultural produce imported from overseas for cultivation at its production bases. The introduction of such new species has enabled the Group to supply a wider range of agricultural produce than its competitors in the PRC market. The Group also seeks to enhance its agricultural technology through R&D. The Group has been undertaking R&D on its own as well as through engaging academic and research institutions and the Group expects to continue to do so in future.

Building up an extensive nationwide sales and distribution network

The Group plans to further expand its sales and distribution network by establishing additional dedicated retail sales outlets and increasing the number of agricultural produce wholesale markets at which it sells its produce in major cities in the PRC such as Beijing, Shanghai, Dalian, Guangzhou, Qingdao, Xian, Xiamen and Fuzhou. These cities are currently enjoying rapid improvement in living standards and per capita disposable income and the Directors believe they will provide the ideal environment for the Group to further develop sales of its high quality agricultural produce. The Group plans to establish over 100 additional dedicated retail sales outlet and to commence sales of its agricultural produce at approximately 24 additional agricultural produce wholesale markets in the cities referred to above in the next few years. The geographical coverage of the Group's domestic sales and distribution network will thereby be extended to most of the major cities in the PRC.

Marketing activities for domestic market

The Directors believe that the general awareness of the health benefits associated with organic or green agricultural produce among PRC consumers and hence, the demand for such produce, will continue to increase, especially in major cities such as Beijing and Shanghai. The Group plans to launch a series of marketing campaigns to promote its "Chaoda (超大)" agricultural produce in the PRC through advertising on national and local television and radio, as well as in newspapers, magazines and other media. The Group will also organise trade seminars and exhibitions to promote the benefits of its agricultural produce.

Marketing activities for overseas markets

The Directors believe that the growing public awareness of the health and environmental benefits of organic agricultural produce has been a key factor leading to increase in demand of organic food around the world. The Group has been directly exporting its agricultural produce to Hong Kong. Its produce has also been indirectly exported through trading companies in the PRC to other overseas markets, including Japan. The Group plans to increase its export sales to Hong Kong. It also plans to develop direct export sales to Japan, South Korea and Singapore, as well as to new markets such as Malaysia and various European countries, subject to obtaining any governmental or regulatory approvals or permits that may be required for exporting to such markets. The Group also plans to launch marketing campaigns in its existing overseas markets and those which it plans to develop through advertising, hosting trade seminars and organising exhibitions to promote the Group and its agricultural produce.

Establishing vegetable and fruit processing capabilities

The Group plans to establish a vegetable and fruit processing plant in Fuzhou, Fujian, the PRC to produce processed or packaged vegetables and fruits from some of the Group's agricultural produce. The Group intends to commence the establishment of the plant in late 2001 and to complete it in the third quarter of 2002. The plant will use exclusively the agricultural produce grown by the Group as its principal raw materials. The establishment of the plant will help the Group to diversify into the processed vegetables and fruits market and further widen the market penetration of its agricultural produce.

Obtaining organic or green food certification

The Group has adopted cultivation methods and processes in the production of its agricultural produce that are in accordance with the organic food production standards prescribed by the OFDC or the green food production standards prescribed by the CGFDC. The Group has begun applying for organic food certification by the OFDC and green food certification by the CGFDC in respect of its production bases and agricultural produce. Such certification, if obtained, will enable the Group to market its produce as organic or green agricultural produce. As such certification is recognised both in the PRC and overseas, the Directors consider it a key factor for the Group's further development as a producer of organic and green agricultural produce. The Group has, so far, obtained organic food certification by the OFDC in respect of two of its production bases and two types of agricultural produce cultivated at such bases. It has also obtained organic conversion certification (a form of interim certification when a production base is in the process of converting to organic farming) by the OFDC in respect of another production base and various types agricultural produce cultivated at such base.

Implementation of new breeding technologies in the livestock business

The Group has been engaged in the R&D of embryo transfer technology and hormone-induced accelerated ovulation technology which would enable it to undertake commercial breeding of Boer goats on a more cost-effective and efficient basis. The Group aims at completing such R&D by the end of 2001. If successful, the Group would be able to introduce such technologies in the breeding of its Boer goats

REASONS FOR THE SHARE OFFER AND USE OF PROCEEDS

The Share Offer will enhance the Group's capital base and will provide funding for the future plans of the Group. Assuming an Offer Price of HK$1.515 (the mid-point of the Offer Price range stated in this prospectus), the net proceeds of the Share Offer before the exercise of the Over-allotment Option, after deducting related expenses, are estimated to be approximately HK$563 million. The Group currently intends to use such net proceeds as follows:

- approximately HK$200 million for establishing new production bases throughout the PRC;
- approximately HK$120 million for establishing greenhouse facilities/protection cover at the Group's existing and new production bases;
- approximately HK$40 million for upgrading and establishing irrigation and infrastructural facilities at the Group's existing and new production bases;
- approximately HK$40 million for funding R&D on new produce species and agricultural technology;
- approximately HK$40 million for setting up additional delicated retail sales outlets and stalls at agricultural produce wholesale markets throughout the PRC;
- approximately HK$40 million for setting up processing facilities for the production of processed and packaged vegetables and fruits;

- approximately HK$10 million for funding marketing and promotional activities in connection with its domestic sales in the PRC;
- approximately HK$10 million for funding marketing and promotional activities in connection with its export sales;
- approximately HK$5 million for funding the applications for organic and green food certification in respect of its production bases and agricultural produce;
- approximately HK$5 million for the expansion of its Boer goat breeding business, including funding further R&D and the implementation of new breeding technologies; and
- the remaining balance to be used as general working capital.

Should the Over-allotment Option be exercised in full and assuming an Offer Price of HK$1.515 (the mid-point of the Offer Price range stated in this prospectus), the Company will receive additional net proceeds of approximately HK$88 million. The Group intends to use such additional net proceeds for general working capital.

To the extent that the net proceeds of the Share Offer are not immediately applied for the above purposes, it is the present intention of the Directors that they will be placed on short-term interest bearing deposits with financial institutions in Hong Kong.

UNDERWRITING ARRANGEMENTS AND EXPENSES

Underwriting Agreement

Pursuant to the Underwriting Agreement, the Company is offering (a) the Placing Shares for subscription by way of the Placing; and (b) the Public Offer Shares for subscription by way of the Public Offer on and subject to the terms and conditions of this prospectus and the relevant application forms.

Subject to the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Shares in issue and to be issued as mentioned herein on or before not later than 4th January, 2001 and to certain other conditions set out in the Underwriting Agreement, (a) the Placing Underwriters have severally agreed to subscribe or procure subscribers for the Placing Shares; and (b) the Public Offer Underwriters have severally agreed to subscribe or procure subscribers for the Public Offer Shares.

GROUNDS FOR TERMINATION

The obligations of the Underwriters to subscribe or procure subscribers for the Offer Shares will be subject to termination by notice in writing from ICEA (for itself and on behalf of the Underwriters) if any of the following events occur prior to 9:00 a.m. on the business day immediately preceding the date on which dealings in the Shares commence on Stock Exchange, which is expected to be on 14th December, 2000, assuming that dealings in the Shares on the Stock Exchange will commence on 15th December, 2000:-

1. if there has come to the notice of ICEA for itself and on behalf of the Underwriters

    (A) that any statement contained in this prospectus was, when it was issued, or has become, untrue, incorrect or misleading in any material respect; or

    (B) that any matter has arisen or has been discovered which would, had it arisen or been discovered immediately before the date of this prospectus, constitute a material omission therefrom; or

    (C) any material breach of the warranties given by the warrantors therein; or

    (D) any material breach of any of the obligations imposed upon any party to the Underwriting Agreement (other than on any of the Underwriters); or

    (E) any material adverse change in the business or in the financial or trading position of any member of the Group; or

2. if there develops, occurs or comes into effect:

    (A) any event, or series of events, beyond the reasonable control of the Underwriters (including, without limitations, acts of government, strikes, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God, accident or interruption or delay in transportation); or

(B) any change in local or international, financial, economic, political, military, industrial, fiscal, regulatory or market conditions (including any moratorium, suspension or material restriction on trading on the Stock Exchange); or

(C) any new law or regulation or change (whether or not forming part of a series of changes) in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in the Cayman Islands, the PRC, Hong Kong or any other jurisdiction relevant to the Group or any member thereof; or

(D) the imposition of economic sanctions, in whatever form, directly or indirectly, by the United States or by the European Union (or any member thereof) on the Cayman Islands, the PRC, Hong Kong or any other jurisdiction relevant to the Group or any member thereof; or

(E) a change or development occurs involving a prospective change in taxation or exchange control (or the implementation of any exchange control) in the Cayman Islands, the PRC, Hong Kong or any other jurisdiction relevant to the Group or any member thereof; or

(F) (unless otherwise stated herein) any litigation or claim brought by any third party against any member of the Group, which will or is reasonably likely to result in the Group incurring liability that is material to the Group taken as a whole;

and which, in each case, in the sole opinion of ICEA for itself and on behalf of the Underwriters:

(i) is or will or is likely to be materially adverse to the business, financial or other condition or prospects of the Group taken as a whole or, in the case of a change or development occurs involving a prospective change in taxation or exchange control (or the implementation of any exchange control) in the Cayman Islands, the PRC, Hong Kong or any other jurisdiction relevant to the Group or any member thereof, is or will or is likely to be materially adverse to any present or prospective shareholder of the Company in his capacity as such; or

(ii) has or will or is likely to have a material adverse effect on the success of the Share Offer or the level of Offer Shares being applied for; or

(iii) makes it inadvisable or inexpedient to proceed with the Share Offer;

then ICEA may, on behalf of the Underwriters, upon giving written notice to the Company, terminate the Underwriting Agreement with immediate effect.

UNDERTAKINGS

Each of Mr. Kwok Ho and Madam Chiu Na Lai, being the Controlling Shareholders, has undertaken to the Company and the Underwriters that:

(a) he/she will comply with all the applicable restrictions under the Listing Rules on the disposal by him/her, or by any registered holder on his/her behalf, of any Shares or other securities of the Company in respect of which he/she is shown in this prospectus to be the beneficial owner;

(b) except as disclosed in this prospectus, neither he/she nor any of his/her associates or companies controlled by him/her has any present intention of disposing of any of Shares or other securities of the Company in respect of which he/she is shown in this prospectus to be the beneficial owner (or any beneficial interest therein);

(c) without the prior written consent of ICEA (on behalf of the Underwriters) or except in accordance with the stock borrowing arrangement described under "Stabilisation" in the section headed "Structure of the Share Offer", he/she will not, and will procure that none of his/her associates or companies controlled by him/her or any nominee or trustee holding in trust for him/her shall, dispose of any of the Shares in respect of which he/she is shown in this prospectus to be the beneficial owner or any direct or indirect interest therein:

   (i) within the first six months from the date of commencement of dealings in the Shares on the Stock Exchange (the "First Six Months"); and

   (ii) during a period of six months from the date which commences on the expiry of the First Six Months (the "Second Six Months") if, immediately following such disposal, the Controlling Shareholders taken as a whole will cease to be controlling shareholders (as defined in the Listing Rules) of the Company; and

(d) he/she will take all reasonable steps to ensure that any disposal of Shares during the Second Six Months does not create a disorderly or false market for the Shares.

Each of Kailey and the Controlling Shareholders has further undertaken to the Company and the Underwriters that, within the period of 12 months after the date on which dealings in the Company commence on the Stock Exchange, each of them will:—

(i) when it/he/she pledges or charges any Shares beneficially owned by it/him/her, immediately inform the Company of such pledge or charge together with the number of Shares so pledged or charged and the purpose for which such pledge or charge is to be created; and

(ii) when it/he/she receives any indication, either verbal or written, from the pledgee or chargee that any of the Shares so pledged or charged will be disposed of, immediately inform the Company of such indication.

Each of Mr. Ip Chi Ming, Mr. Cheung Wai Sun and Mr. Ng Man Chung has undertaken to the Company and the Underwriters that:

(a) he will not, and will procure that none of his associates, any companies controlled by any of them or any nominee or trustee holding in trust for any of them shall dispose of any of the Shares in respect of which he is shown in this prospectus to be the beneficial owner or any interests therein (which for this purpose shall include any interest in any company which holds any such Shares (whether directly or through another company)) within the First Six Months without the prior written consent of ICEA on behalf of the Underwriters (subject to the requirements set out in the Listing Rules);

(b) he will take all reasonable steps to ensure that any disposal of such Shares during the Second Six Months will not create a disorderly or false market for the Shares, and

(c) he will, and will procure that his associates, any companies controlled by any of them or any nominee or trustee holding in trust for any of them will, comply with all the restrictions and requirements under the Listing Rules on the disposal by them or by the registered holder of any Shares in respect of which it is shown in this prospectus to be the beneficial owner.

The Company has undertaken with the Underwriters that, without the prior written consent of ICEA on behalf of the Underwriters, the Company shall not within the First Six Months allot or issue or agree to allot or issue any Shares or other securities of the Company (including warrants or other convertible securities) or grant or agree to grant any options or rights over any Shares or other securities of the Company or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequence of ownership of any Shares or offer to or agree to do any of the foregoing or announce any intention to do so except in all cases, pursuant to the Share Offer, the Capitalisation Issue, the Share Option Scheme or otherwise as disclosed in this prospectus.

COMMISSION AND EXPENSES

The Underwriters will receive a commission of 2.5% of the aggregate Offer Price of all the Offer Shares (including any Shares that may be issued pursuant to the exercise of the Over-allotment Option). ICEA will, in addition, receive an advisory and documentation fee as the Sponsor to the Share Offer. Such fees and commission, together with the Stock Exchange listing fees, the Stock Exchange transaction levy, legal and other professional fees, printing and other expenses relating to the Share Offer are currently estimated to be approximately HK$43 million in aggregate, assuming an Offer Price of HK$1.515 (the mid-point of the range stated in this prospectus) and the Over-allotment Option is not exercised.

UNDERWRITERS' INTERESTS IN THE COMPANY

Save as disclosed in this prospectus and as contemplated pursuant to the Underwriting Agreement, none of the Underwriters has any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

PRICE PAYABLE ON APPLICATION

The Offer Price will not be more than HK$1.63 and is expected to be not less than HK$1.40. Applicants under the Public Offer must pay, on application, the maximum price of HK$1.63 per Public Offer Share plus 1% brokerage and a 0.01% Stock Exchange transaction levy amounting to a total of approximately HK$3,292.93 per board lot of 2,000 Shares.

DETERMINING THE OFFER PRICE

The Placing Underwriters are soliciting from prospective investor's indications of interest in acquiring Placing Shares. Prospective investors will be required to specify the number of Placing Shares they would be prepared to acquire either at different prices or at a particular price. This process, known as "book-building", is expected to continue up to, and to cease on or about 8th December, 2000.

The Offer Price is expected to be determined by ICEA (on behalf of the Underwriters) and the Company on or before 5:00 p.m. on 9th December, 2000, or such later date as may be agreed by ICEA (on behalf of the Underwriters) and the Company, but in any event not later than 5:00 p.m. on 14th December, 2000. **If ICEA (on behalf of the Underwriters) and the Company are unable to reach agreement on the Offer Price by 5:00 p.m. on 14th December, 2000, the Share Offer will not proceed.**

If, based on the level of interest expressed by prospective investors under the book-building, ICEA (on behalf of the Underwriters, and with the consent of the Company) thinks it appropriate, the indicative Offer Price range may be reduced below that stated in this prospectus. **Prospective investors should be aware that the final Offer Price may be, but is not expected to be, lower than the indicative Offer Price range stated in this prospectus. If the final Offer Price, as determined in the manner described below, is lower than the maximum price of HK$1.63, appropriate refund payments (including brokerage and Stock Exchange transaction levy) in respect of the excess application monies will be made to successful applicants, without interest. Further details are set out in the section headed "How to apply for the Public Offer Shares" in this prospectus.**

Prospective investors should also be aware that the indicative Offer Price range may be reduced below that stated in this prospectus at any time prior to 5:00 p.m. on 9th December, 2000, or such later date as may be agreed by ICEA (on behalf of the Underwriters) and the Company, but in any event not later than 5:00 p.m. on 14th December, 2000. In such a case, the Company will, as soon as practicable following the decision to make such reduction, and in any event not later than the morning of the day which is the latest day for lodging applications under the Public Offer, cause to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) notice of the reduction of the Offer Price range. **Applicants should have regard to the possibility that any announcement of a reduction in the indicative Offer Price range may not be made until the day which is the latest day for lodging applications under the Public Offer (which is expected to be 8th December, 2000) before submitting applications for Shares prior to that date.** Such notice will also include confirmation or revision, as appropriate, of the working capital at present, the offer statistics as currently set out in the section headed "Summary" of this prospectus and any other financial information which may change as a result of any such reduction. **Applicants under the Public Offer should note that, even if the Offer Price range is so reduced, in no circumstances can applications be withdrawn once submitted, except where a person responsible for this prospectus under section 40 of the Companies Ordinance gives a public notice under that section**

before the fifth day after the time of the opening of the application lists (which the opening of the application lists is expected to be 8th December, 2000) (excluding any day which is a Saturday, Sunday or public holiday in Hong Kong) which limits the responsibility of that person for this prospectus, in which case applications made may be revoked before the said fifth day.

CONDITIONS OF THE SHARE OFFER

Acceptance of all applications for Offer Shares are conditional upon:

(a) **Listing**

The Listing Committee of the Stock Exchange granting listing of and permission to deal in the Shares in issue and to be issued as mentioned in this prospectus and the application forms; and

(b) **Underwriting Agreement**

The Underwriting Agreement becoming unconditional, which requires, amongst other things, that the Offer Price be agreed between ICEA (on behalf of the Underwriters) and the Company on or before 5:00 p.m. on 9th December, 2000, or such later date as may be agreed by ICEA (on behalf of the Underwriters) and the Company, but in any event not later than 5:00 p.m. on 14th December, 2000, and the Underwriting Agreement not being terminated, prior to 9:00 a.m. on the business day immediately preceding the date on which dealings in the Shares first commence on the Stock Exchange, which is expected to be 14th December, 2000 assuming that dealings in the Shares on the Stock Exchange will commence on 15th December, 2000. Details of the Underwriting Agreement, its conditions and grounds for termination, are set out in the section headed "Underwriting" in this prospectus.

If ICEA (on behalf of the Underwriters) and the Company are unable to reach agreement on the Offer Price by 5:00 p.m. on 14th December, 2000, the Share Offer will not proceed.

If the above conditions are not fulfilled or waived prior to the times and dates specified, the Share Offer will lapse and the Stock Exchange will be notified immediately. Notice of the lapse of the Public Offer will be caused to be published by the Company in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on the next day following such lapse. In such eventuality, all application monies will be returned, without interest, on the terms set out in the section headed "Conditions of your application - Refund of your money" on the notes attached to the application forms.

In the meantime, your money will be held in one or more separate bank accounts with the Receiving Banker(s) or other licensed bank or banks in Hong Kong.

SHARE OFFER

The Share Offer comprises the Placing and the Public Offer. The 400,000,000 Offer Shares initially being offered in the Share Offer will represent 25.0% of the Company's enlarged share capital immediately after the completion of the Capitalisation Issue and the Share Offer, without taking into account the exercise of the Over-allotment Option. If the Over-allotment Option is exercised in full,

the Offer Shares will represent approximately 27.7% of the enlarged share capital of the Company immediately after the completion of the Capitalisation Issue and the Share Offer, and the exercise of the Over-allotment Option. Further information about the Over-allotment Option is set out in the paragraph headed "Over-allotment Option" below.

The Share Offer is sponsored and lead-managed by ICEA. The Placing is fully underwritten by the Placing Underwriters and the Public Offer is fully underwritten by the Public Offer Underwriters, subject to agreement as to the pricing and the other terms and conditions of the Underwriting Agreement. The 360,000,000 Offer Shares will be conditionally placed with professional, institutional and private investors at the Offer Price under the Placing and the remaining 40,000,000 Offer Shares will be offered to the public in Hong Kong for subscription at the Offer Price under the Public Offer (subject to reallocation on the basis described below under "Public Offer"). Investors may apply for Public Offer Shares under the Public Offer or indicate an interest for the Placing Shares under the Placing, but may not do both.

The Public Offer is open to members of the public in Hong Kong as well as to institutional and professional investors.

PUBLIC OFFER

Pursuant to the Public Offer, the Company is initially offering 40,000,000 Offer Shares, representing approximately 10.0% of the total number of Offer Shares initially being offered in the Share Offer (assuming the Over-allotment Option is not exercised), for subscription by way of a public offer in Hong Kong at the Offer Price. Applicants under the Public Offer are required to pay, on application, the maximum Offer Price of HK$1.63 per Share in addition to any brokerage and Stock Exchange transaction levy payable on each Share. Further information is set out below in the section headed "How to apply for the Public Offer Shares" in this prospectus.

The allocation of Offer Shares between the Public Offer and the Placing is subject to adjustment on the following basis:

(a) if the number of Shares validly applied for under the Public Offer represents 15 times or more but less than 50 times of the number of Shares initially available under the Public Offer, then such number of Shares will be reallocated to the Public Offer from the Placing, so that an aggregate of 120,000,000 Shares will be available under the Public Offer, representing approximately 30.0% of the Shares to be offered pursuant to the Share Offer (assuming the Over-allotment Option is not exercised);

(b) if the number of Shares validly applied for under the Public Offer represents 50 times or more but less than 100 times of the number of Shares initially available under the Public Offer, then such number of Shares will be reallocated to the Public Offer from the Placing, so that an aggregate of 160,000,000 Shares will be available under the Public Offer, representing approximately 40.0% of the Shares to be offered pursuant to the Share Offer (assuming Over-allocation Option is not exercised); and

(c) if the number of Shares validly applied for under the Public Offer represents 100 times or more of the number of Shares initially available under the Public Offer, then such number of Shares will be reallocated to the Public Offer from the Placing, so that an aggregate of 200,000,000 Shares will be available under the Public Offer, representing approximately 50.0% of the shares to be offered pursuant to the Share Offer (assuming the Over-allotment Option is not exercised).

If the Public Offer Shares is not fully subscribed for or purchased, ICEA (on behalf of the Underwriters) has the authority to re-allocate all or any of the unsubscribed Public Offer Shares originally included in the Public Offer to the Placing in such proportions as it deems appropriate.

The Public Offer Shares (taking account of any adjustment of Offer Shares between the Placing and the Public Offer referred to above) will be divided equally into two pools for allocation purposes: pool A and pool B. The Public Offer Shares in pool A will consist of not less than 20,000,000 Shares and will be allocated on an equitable basis to successful applicants who have applied for Public Offer Shares with a total subscription and purchase amount (excluding amounts of brokerage and Stock Exchange transaction levy) of HK$5 million or less. The Public Offer Shares in pool B will consist of not less than 20,000,000 Shares and will be allocated on an equitable basis to successful applicants who have applied for Public Offer Shares with a total subscription and purchase amount (excluding amounts of brokerage and Stock Exchange transaction levy) of more than HK$5 million and up to the total value of pool B. You should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If Public Offer Shares in one pool (but not both pools) are undersubscribed, the surplus Public Offer Shares will be transferred to the other pool to satisfy demand in that pool and be allocated accordingly. You can only receive an allocation of Public Offer Shares from either pool A or pool B but not from both pools and may only apply for Public Offer Shares in Pool A or Pool B. In addition, multiple applications within either pool or between pools will be rejected. No applications will be accepted from applicants applying for more than the total number of Public Offer Shares originally allocated to each pool. Each applicant under the Public Offer will also be required to give an undertaking and confirmation in the application form submitted by him that he and any person(s) for whose benefit he is making the application have not indicated and will not indicate an interest for any Placing Shares under the Placing, and such applicant's application is liable to be rejected if the said undertaking and/or confirmation is breached and/or untrue (as the case may be). The Company and ICEA have full discretion to reject or accept any application, or to accept only part of any application.

OVER-SUBSCRIPTION OF THE PUBLIC OFFER

Allocation of Public Offer Shares to investors under the Public Offer will be based solely on the level of valid applications received. The basis of allocation may vary, depending on the number of Public Offer Shares validly applied for by each applicant, but will otherwise be made on a strictly pro-rata basis. However, this may involve balloting, which would mean that some applicants may be allotted more Public Offer Shares than others who have applied for the same number of Public Offer Shares and that applicants who are not successful in the ballot may not receive any Public Offer Shares.

PLACING

Pursuant to the Placing, the Company is initially offering 360,000,000 Offer Shares, representing approximately 90.0% of the total number of Shares initially being offered under the Share Offer (assuming the Over-allotment Option is not exercised), for subscription and purchase by way of private placing. If the Public Offer is not fully subscribed or purchased, the unsubscribed or unpurchased Shares will be reallocated to the Placing as described in the paragraph headed "Public Offer" above.

It is expected that the Placing Underwriters or selling agents nominated by them on behalf of the Company will conditionally place the Placing Shares at the Offer Price with professional, institutional and other investors. Such professional and institutional investors generally include brokers, dealers, companies (including fund managers) whose ordinary business involves dealing in shares and other securities and corporate entities which regularly invest in shares and other securities. The Placing Shares are unlikely to be allocated to individual retail investors, who are expected to subscribe for or purchase Shares in the Public Offer and apply through banks and other institutions.

The Placing is subject to the same conditions as stated in the paragraph headed "Conditions of the Share Offer" above. The total number of Placing Shares to be allotted and issued or transferred pursuant to the Placing may change as a result of the clawback arrangement referred to in the paragraph headed "Public Offer" above, exercise of the Over-allotment Option and any reallocation of unsubscribed or unpurchased Shares originally included in the Public Offer.

Allocation of Placing Shares to investors pursuant to the Placing will be effected in accordance with the "book-building" process undertaken by the Placing Underwriters. Final allocation of the Placing Shares pursuant to the Placing is based on a number of factors, including the level and timing of demand and whether or not it is expected that the relevant investor is likely to buy further and/or hold or sell its Placing Shares after the listing of the Shares on the Stock Exchange. Such allocation is generally intended to result in a distribution of the Offer Shares on a basis which would lead to the establishment of a broad shareholder base to the benefit of the Company and its shareholders as a whole.

If you are a professional and institutional investor, you may apply for Offer Shares under the Public Offer or receive Offer Shares under the Placing. However, you will only receive Offer Shares under either the Public Offer or the Placing, but not both tranches.

OVER-ALLOTMENT OPTION

In connection with the Share Offer, the Company has granted to ICEA the Over-allotment Option which is exercisable at any time within 30 days from the date of this prospectus. Pursuant to the Over-allotment Option, the Company may be required by ICEA to issue up to and not more than an aggregate of 60,000,000 additional Shares (representing 15.0% of the total number of the Offer Shares initially available under the Share Offer) to cover over-allocations in the Placing, if any. ICEA may also cover such over-allocations by, among other means, purchasing Shares in the secondary market or through stock borrowing arrangements from holders of Shares or exercise of the Over-allotment Option or by a combination of these means or otherwise as may be permitted under applicable laws. Any such secondary market purchases will be made in compliance with all applicable laws, rules and regulations. If the Over-allotment Option is exercised in full, the additional 60,000,000 Shares will represent approximately 3.6% of the Company's enlarge issued share capital immediately after the completion of the Capitalisation Issue and the Share Offer, and exercise of the Over-allotment Option.

STABILISATION

In connection with the Share Offer, ICEA may over-allocate up to and not more than an aggregate of 60,000,000 additional shares and cover such over-allocations by exercising the Over-allotment Option within 30 days after the date of this prospectus, or by making purchases in the secondary market at prices that do not exceed the Offer Price or through stock borrowing arrangements or a combination of these means. Any such purchase will be made in compliance with all applicable laws and regulatory requirements. The number of Shares which can be over-allocated will not exceed the number of Shares which may be issued upon exercise of the Over-allotment Option which is 10% of the Shares initially available under the Share Offer.

In particular, for the purpose of covering such over-allocations, ICEA may borrow up to 60,000,000 Shares from Kailey, equivalent to the maximum number of Shares to be offered on a full exercise of the Over-allotment Option, under a stock borrowing agreement entered into between ICEA and Kailey. **As a result of an application on behalf of the Company, the Stock Exchange has granted a waiver to the Company from strict compliance with Rule 10.07(1) of the Listing Rules which restricts the disposal of Shares by the controlling shareholders following a new listing, in order to allow Kailey to enter into and perform its obligations under such stock borrowing agreement on the conditions that:**

- such stock borrowing agreement with Kailey will only be effected by ICEA for settlement of over-allocations in the Placing;

- the maximum number of Shares borrowed from Kailey will be limited to the maximum number of Shares which may be issued upon exercise of the Over-allotment Option;

- the same number of Shares so borrowed must be returned to Kailey on or before the fifth business day following the earlier of (i) the last day on which Shares may be issued by the Company pursuant to the Over-allotment Option, or (ii) the day on which the Over-allotment Option is exercised in full and the relevant Over-allotment Shares have been issued.

The stock borrowing agreement will be effected in compliance with all applicable laws and regulatory requirements. No payments will be made to Kailey by ICEA in relation to such stock borrowing agreement.

In connection with the Share Offer, ICEA may also effect transactions which stabilise or maintain the market price of the Shares at levels above those which might otherwise prevail in the open market. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements. Such stabilisation, if commenced, may be discontinued at any time.

Stabilisation is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilise, the underwriter may bid for or purchase the newly issued securities in the secondary market during a specified period of time to retard and, if possible, prevent a decline in the initial public offer prices of the securities.

Stabilisation is not a practice commonly associated with the distribution of securities in Hong Kong. Should stabilising transactions be effected in connection with the distribution of the Shares, they will be done at the direction, and in the absolute discretion, of ICEA. In Hong Kong, such stabilisation activities on the Stock Exchange are restricted to cases where underwriters make bona fide secondary market purchases solely for the purpose of covering over-allocations in the Placing. The prices of the Shares being purchased in the secondary market shall not exceed the Offer Price. The relevant provisions of the Securities Ordinance prohibit market manipulation in the form of pegging or stabilising the price of securities in certain circumstances.

WHICH APPLICATION FORM TO USE

Use a **WHITE** application form if you want the Public Offer Shares to be issued in your own name.

Use a **YELLOW** application form if you want the Public Offer Shares to be issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant.

Notes: Except in the circumstances permitted under the Listing Rules, the Offer Shares are not available to existing beneficial owners of Shares in the Company, the Directors or chief executives of the Company or associates of any of them.

WHERE TO COLLECT THE APPLICATION FORMS

You can collect a **WHITE** application form and prospectus from:

Any participant of the Stock Exchange

or

ICEA Capital Limited
42nd Floor
Jardine House
1 Connaught Place
Central
Hong Kong

BOCI Asia Limited
35th Floor
Bank of China Tower
1 Garden Road
Hong Kong

The Bank of East Asia, Limited
8th Floor
Bank of East Asia Building
10 Des Voeux Road Central
Hong Kong

CEF Capital Limited
Suite 2001, 20th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

Ka Wah Capital Limited
Unit 6310-6312, 63rd Floor
The Center
99 Queen's Road Central
Hong Kong

KGI Asia Limited
27th Floor
Asia Pacific Finance Tower
Citibank Plaza
3 Garden Road
Central
Hong Kong

Shenyin Wanguo Capital (H.K.) Limited
28th Floor
Citibank Tower
Citibank Plaza
3 Garden Road
Hong Kong

Sun Hung Kai International Limited
12th Floor
One Pacific Place
88 Queensway
Hong Kong

Tai Fook Securities Company Limited
25th Floor
New World Tower
16-18 Queen's Road Central
Hong Kong

or any of the following branches of Standard Chartered Bank and Industrial and Commercial Bank of China (Asia) Limited:

Branch Name	Address
Standard Chartered Bank	
Hong Kong Island:	
The Landmark Branch	The Landmark, 15 Queen's Road Central
Des Voeux Road Branch	Standard Chartered Bank Building, 4-4A Des Voeux Road Central
CIG Building Branch	Shop B, Ground Floor, CIG Building, 141 Des Voeux Road Central
Leighton Centre Branch	Shop 12-16, Upper Ground Floor, Leighton Centre, 77 Leighton Road, Causeway Bay
Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
North Point Centre Branch	284 King's Road, North Point
Kowloon:	
Mongkok Bank Centre Branch	Bank Centre, 630-636 Nathan Road, Mongkok
Tsimshatsui Branch	10 Granville Road, Tsimshatsui
Cheung Sha Wan Branch	828 Cheung Sha Wan Road, Cheung Sha Wan
Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
New Territories:	
Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan
Industrial and Commercial Bank of China (Asia) Limited	
Hong Kong Island:	
Central Branch	ICBC Tower, 122-126 Queen's Road Central
Sheung Wan Branch	152-154 Connaught Road Central
Wanchai Branch	117-123 Hennessy Road, Wanchai
Causeway Bay Branch	8 Causeway Road, Causeway Bay
Kowloon:	
Tsimshatsui Branch	33-35 Chatham Road
Mongkok Branch	777 Nathan Road
Shamshuipo Branch	302-304 Lai Chi Kok Road
New Territories:	
Kwai Chung Branch	Unit G02, Tower A, Regent Centre, 63 Wo Yi Hop Road, Kwai Chung

You can collect a **YELLOW** application form and a prospectus from:

Hongkong Clearing's Service Counter
2nd Floor, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

Hongkong Clearing's Investor Service Centre
Room 1901, Chinachem Exchange Square
1 Hoi Wan Street, Quarry Bay
Hong Kong

or your stockbrokers may have forms available.

HOW TO COMPLETE THE APPLICATION FORMS

There are detailed instructions on each application form. You should read those instructions carefully. If you do not follow the instructions, your application may be rejected.

If your application is made through a duly authorised attorney, the Company and ICEA as its agent, may accept the application at their discretion, and subject to any conditions they think fit, including evidence of the authority of your attorney. ICEA in its capacity as an agent of the Company has full discretion to reject or accept any application, in full or in part, without assigning any reasons.

In order for the **YELLOW** application forms to be valid:

(a) **If the application is made through a designated CCASS Participant (other than a CCASS Investor Participant):**

(i) the designated CCASS Participant or its authorised signatories must sign in the appropriate box; and

(ii) the designated CCASS Participant must endorse the form with its company chop (bearing its company name) and insert its participant I.D. in the appropriate box.

(b) **If the application is made by an individual CCASS Investor Participant:**

(i) the application form must contain the CCASS Investor Participant's name and Hong Kong Identity Card number; and

(ii) the CCASS Investor Participant should insert its participant I.D. and sign in the appropriate box in the application form.

(c) **If the application is made by a joint individual CCASS Investor Participant:**

(i) the application form must contain all joint CCASS Investor Participants' names and the Hong Kong Identity Card number of at least one of the joint CCASS Investor Participants; and

(ii) the participant I.D. must be inserted and the authorised signatory(ies) of the CCASS Investor Participant stock account must sign in the appropriate box in the application form.

(d) **If the application is made by a corporate CCASS Investor Participant:**

(i) the application form must contain the CCASS Investor Participant's company name and Hong Kong Business Registration number; and

(ii) the participant I.D. and company chop (bearing the CCASS Investor Participant's company name) endorsed by its authorised signature(s) must be inserted in the appropriate box in the application form.

(e) Signature(s), number of signatories and form of chop, where appropriate, should match with the records kept by Hongkong Clearing. Incorrect or incomplete details of the CCASS Participant or the omission or inadequacy of authorised signatory(ies) (if applicable), CCASS Participant I.D. or other similar matters may render the application invalid.

Nominees who wish to submit separate application in their names on behalf of different owners are requested to designate on each application form in the box marked "For nominees" account numbers or other identification codes for each beneficial owner or, in the case of joint beneficial owners, for each joint beneficial owner.

HOW MANY APPLICATIONS MAY YOU MAKE

There is only one situation where you may make more than one application for Public Offer Shares. If you are a **nominee**, you may lodge more than one application in your own name on behalf of different owners. In the box on the application form marked "For nominees" you must give for each beneficial owner:

- an account number; or
- some other identification code.

If you do not include this information, the application will be treated as being for your benefit.

Otherwise, multiple applications are not allowed.

It will be a term and condition of all applications that by completing and delivering an application form, you:

- (if the application is made for your own benefit) **warrant** that this is the only application which will be made for your benefit on a **WHITE** or **YELLOW** application form;
- (if you are an agent for another person) **warrant** that reasonable enquiries have been made of that other person that this is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** application form, and that you are duly authorised to sign the application form as that other person's agent.

Save as referred to above, **all** of your applications will be rejected as multiple applications if you, or you and joint applicants together or any of your joint applicants:

- make more than one application for the Public Offer Shares on a **WHITE** or **YELLOW** application form; or

- apply on one **WHITE** or **YELLOW** application form for more than 100% of the Public Offer Shares being initially available in either pool A or pool B to the public.

All of your applications will also be rejected as multiple applications if more than one application is made for your benefit. If an application is made by an unlisted company and

- the only business of that company is dealing in securities; and

- you exercise statutory control over that company,

then the application will be deemed to be made for your benefit.

Unlisted company *means a company with no equity securities listed on the Stock Exchange.*

Statutory control *means you:*

- *control the composition of the board of directors of that company; or*

- *control more than half of the voting power of that company; or*

- *hold more than half of the issued share capital of that company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).*

HOW MUCH ARE THE PUBLIC OFFER SHARES

The maximum Offer Price of the Public Offer Shares is HK$1.63 each. You must also pay brokerage of 1% and a Stock Exchange transaction levy of 0.01%. The proposed board lot for trading in the Shares is 2,000 Shares. This means that for every 2,000 Public Offer Shares you will pay HK$3,292.93. The application forms have tables showing the exact amount payable for multiples of Public Offer Shares.

You must pay the maximum Offer Price, brokerage and the Stock Exchange transaction levy in full when you apply for the Public Offer Shares.

If your application is successful, brokerage is paid to participants of the Stock Exchange and the transaction levy is paid to the Stock Exchange.

If the Offer Price as finally determined is less than HK$1.63 per Public Offer Share, appropriate refund payments (including the brokerage and the Stock Exchange transaction levy attributable to the surplus application monies) will be made to successful applicants, without interest. Details of the procedure for refund are set out below in the paragraph headed "Collection/posting of share certificates and/or refund cheques and deposit of share certificates into CCASS" in this prospectus.

TIME FOR APPLYING FOR PUBLIC OFFER SHARES

Completed application forms, with payment attached, must be lodged by 12:00 noon on 8th December, 2000, or, if the application lists are not open on that day, then by 12:00 noon on the day the lists are open.

Your completed application form, with payment attached, should be deposited in the special collection boxes provided at any of the branches of Receiving Bankers listed under the section headed "How to apply for the Public Offer Shares — Where to collect the application forms" in this prospectus at the following times:

Tuesday, 5th December, 2000 — 9:00 a.m. to 4:00 p.m.
Wednesday, 6th December, 2000 — 9:00 a.m. to 4:00 p.m.
Thursday, 7th December, 2000 — 9:00 a.m. to 4:00 p.m.
Friday, 8th December, 2000 — 9:00 a.m. to 12:00 noon

The application lists will be open from 11:45 a.m. to 12:00 noon on Friday, 8th December, 2000.

EFFECT OF BAD WEATHER ON THE OPENING OF THE APPLICATION LISTS

The application lists will not be open if there is:

- a tropical cyclone warning signal number 8 or above; or
- a "black" rainstorm warning

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on 8th December, 2000. Instead they will be open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon.

Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOCATED PUBLIC OFFER SHARES

Full details of the circumstances in which you will not be allocated Public Offer shares are set out in the notes attached to the application forms, relating to the Public Offer, and you should read them carefully. You should note in particular the following two situations in which Public Offer Shares will not be allocated to you:

- **Revocation of your application**

  You may only revoke your application before the fifth day after the time of the opening of the applications lists (excluding for this purpose any day which is Saturday, Sunday, or public holiday in Hong Kong) if a person responsible for this prospectus under section 40 of the Companies Ordinance gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus.

  If your application has been accepted, it cannot be revoked.

- **If the allocation of Public Offer Shares is void:**

Your allocation of Public Offer Shares will be void if the Listing Committee of the Stock Exchange does not grant permission to list the Shares either:

- within three weeks for the closing date of the application lists; or
- within a longer period of up to six weeks if the Listing Committee of the Stock Exchange notifies the Company of that longer period within three weeks of the closing of the application lists.

PUBLICATION OF RESULTS

The Company expects to publish the final Offer Price, details of the level of interest in the Placing, basis of allotment, results of applicants of the Public Offer, and the Hong Kong Identity Card/Passport/Hong Kong Business Registration numbers of successful applicants on or before Wednesday, 13th December, 2000 in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

COLLECTION/POSTING OF SHARE CERTIFICATES AND/OR REFUND CHEQUES AND DEPOSIT OF SHARE CERTIFICATES INTO CCASS.

The Company will not issue temporary documents of title. No receipt will be issued for application monies received.

WHITE application form:

If you have applied for 500,000 Public Offer Shares or more and have indicated on your application form that you will collect your share certificate(s) and/or refund cheque (if any), you may collect it/them in person from:

Abacus Share Registrars Limited
2401 Prince's Building
Central
Hong Kong

between 9:00 a.m. and 1:00 p.m. on the date notified by the Company in the newspapers as the date of collection of share certificates and/or refund cheques. The collection date is expected to be on or before Thursday, 14th December, 2000.

If you are an individual who opts for personal collection, you must not authorise any other person to make collection on your behalf. If you are a corporate applicant which opts for personal collection, you must attend by your authorized representative bearing a letter of authorisation from your corporation stamped with your corporation chop. Both individuals and authorised representatives (if applicable) must produce, at the time of collection evidence of identity acceptable to Abacus Share Registrars Limited. If you do not collect your share certificate(s) and/or refund cheque (if any) within the specified time available for collection, they will be sent to the address on your application form shortly after 1:00 p.m. on Thursday, 14th December, 2000 by ordinary post at your own risk.

If you have applied for 500,000 Public Offer Shares or more but have not indicated on your application form that you will collect your share certificate(s) and/or refund cheque (if any) in person; or if you have applied for less than 500,000 Public Offer Shares; or if your application is rejected, not accepted or accepted in part only, or if the Offer Price as finally determined is less than the initial price per Share (excluding brokerage and Stock Exchange transaction levy thereon) paid on application; or if the conditions of the Public Offer are not fulfilled in accordance with the section headed "Structure of the Share Offer — Conditions of the Share Offer" in this prospectus, or if any application is revoked or any allotment pursuant thereto has become void, then your share certificate(s) and/or refund cheque (if any) in respect of the application monies, or the appropriate portion thereof, together with the related brokerage and Stock Exchange transaction levy, if any, (without interest) will be sent to the address on your application form on or before Thursday, 14th December, 2000 by ordinary post at your own risk.

YELLOW application form:

Your share certificate(s) will be issued in the name of HKSCC Nominees Limited and deposited into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you at the close of business on Thursday, 14th December, 2000, or under contingent situation, on any other date as shall be determined by Hongkong Clearing or HKSCC Nominees Limited.

The procedures for collection of refund cheques for **YELLOW** application forms are the same as those for **WHITE** application forms set out in subsection "**WHITE** application form" above.

If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):

- for Public Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Public Offer Shares allotted to you with that CCASS Participant.

If you are applying as a CCASS Investor Participant:

- the Company expects to publish the results of CCASS Investor Participants' applications together with the results of the Public Offer in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before Wednesday, 13th December, 2000. You should check against the announcement published by the Company and report any discrepancies to Hongkong Clearing before 12:00 noon on Thursday, 14th December, 2000 or such other date as shall be determined by Hongkong Clearing or HKSCC Nominees Limited. On Friday, 15th December, 2000 (the next day following the credit of the Public Offer Shares to your stock account) you can check your new account balance via the CCASS Phone System (under the procedures contained in Hongkong Clearing's "An Operating Guide for Investor Participants" in effect from time to time). Hongkong Clearing will also mail to you an activity statement showing the number of Public Offer Shares credited to your stock account.

COMMENCEMENT OF DEALINGS IN THE SHARES

Dealings in the Shares on the Stock Exchange is expected to commence on Friday, 15th December, 2000. Shares will be traded on the Stock Exchange in board lots of 2,000 each. The expected Stock Exchange stock code for the Shares is 682.

SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

If the Stock Exchange grants the listing of and permission to deal in the Shares and the Company complies with the stock admission requirements of Hongkong Clearing, the Shares will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the Shares on the Stock Exchange or on any other date Hongkong Clearing chooses. Settlement of transaction between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for the Shares to be admitted into CCASS.

The following is the text of a report, prepared for the purpose of inclusion in this prospectus, received from the reporting accountants of the Company, PricewaterhouseCoopers, Certified Public Accountants, and Charles Chan, Ip & Fung CPA Ltd., Certified Public Accountants.

PRICEWATERHOUSECOOPERS
羅兵咸永道會計師事務所

Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants
陳葉馮會計師事務所有限公司

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central,
Hong Kong

Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants
37th Floor, Hennessy Centre
500 Hennessy Road
Causeway Bay
Hong Kong

5th December, 2000

The Directors
Chaoda Modern Agriculture (Holdings) Limited
ICEA Capital Limited

Dear Sirs,

We set out below our report on the financial information regarding Chaoda Modern Agriculture (Holdings) Limited ("the Company") and its subsidiaries ("the Group") for each of the three years ended 30th June, 1998, 1999 and 2000 ("the Relevant Periods") for inclusion in the prospectus of the Company dated 5th December, 2000 ("the Prospectus") in connection with its proposed initial public offering.

The Company was established in the Cayman Islands on 24th August, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands. Pursuant to a group reorganisation (the "Reorganisation"), as detailed in the section "Corporate Reorganisation" in Appendix V of the Prospectus, which was completed on 1st December, 2000, the Company became the ultimate holding company of the subsidiaries set out below.

As at the date of this report, the Company has direct and indirect interests in the following subsidiaries, all of which are private companies (or, if incorporated outside Hong Kong, have substantially the same characteristics as a Hong Kong private company):

Company	Date and place of incorporation/ operation	Legal status	Particulars of issued/ registered and paid up capital	Attributable equity interest	Principal activities
Fuzhou Chaoda Modern Agriculture Development Company Limited ("Chaoda Modern Agriculture")	1st December, 1994 People's Republic of China ("PRC")	Wholly foreign owned enterprise	HK$6,000,000	100%	Growing and sale of crops

Company	Date and place of incorporation/ operation	Legal status	Particulars of issued/ registered and paid up capital	Attributable equity interest	Principal activities
Fujian Chaoda Green Agriculture Development Company Limited ("Chaoda Green Agriculture")	14th January, 1999 PRC	Sino-foreign equity joint venture	RMB6,000,000	100%	Growing and sale of crops
Fujian Chaoda Livestock Company Limited ("Chaoda Livestock")	15th December, 1998 PRC	PRC limited liability company	RMB2,800,000	100%	Breeding and sale of livestock
Chaoda Vegetable & Fruits Limited	20th December, 1999 Hong Kong	Hong Kong private company	HK$100,000	100%	Distribution and trading of crops
Timor Enterprise Limited	26th November, 1999 British Virgin Islands ("BVI")/ Hong Kong	BVI private company	US$50,000	100%	Investment holding

The main operations of the Group are in the PRC and its reporting currency is Renminbi. All companies now comprising the Group adopt 30th June as their financial year end date.

No financial statements have been prepared for the Company since its date of incorporation. It has not been involved in any business transactions since incorporation other than the aforementioned Reorganisation. We have, however, reviewed all significant transactions relating to the Reorganisation as appropriate.

Charles Chan, Ip & Fung CPA Ltd. acted as auditors for Chaoda Vegetable & Fruits Limited, the subsidiary incorporated in Hong Kong, for the year ended 30th June, 2000 since the date of its incorporation on 20th December, 1999. In respect of Timor Enterprise Limited, the subsidiary incorporated in BVI, no audited financial statements have been prepared since it is a dormant company and has not been involved in any business activities apart from investment holding. We have, however, performed an independent audit on this BVI subsidiary in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants for the purpose of this report.

All the companies incorporated in the PRC now comprising the Group are not required to have their financial statements for the Relevant Periods audited by independent auditors. For the purpose of this report, Charles Chan, Ip & Fung CPA Ltd. has audited the financial statements of all the PRC companies now comprising the Group for the years ended 30th June, 1998 and 1999 and PricewaterhouseCoopers and Charles Chan, Ip & Fung CPA Ltd. have jointly audited the financial statements of these PRC companies for the year ended 30th June, 2000. PricewaterhouseCoopers and Charles Chan, Ip & Fung CPA Ltd. have examined the audited financial statements and carried out such additional procedures as are considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants.

The financial information set out on Sections 1 to 4 below, including the combined profit and loss accounts and cash flow statements of the Group for the Relevant Periods, the combined balance sheets of the Group as at each of the three years ended 30th June, 1998, 1999 and 2000 and the notes thereto ("the Financial Information"), have been prepared based on the audited financial statements of all companies now comprising the Group, on the basis set out in Section 2 note (a) below, after making such adjustments as are appropriate.

The directors of the Company are responsible for the Financial Information. In preparing the Financial Information, it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion on the Financial Information.

In our opinion, the Financial Information set out below, for the purpose of this report, as prepared on the basis set out in Section 2 note (a) below, give a true and fair view of the combined results and cash flows of the Group for the Relevant Periods and of the combined net assets of the Group as at 30th June, 1998, 1999 and 2000.

1. COMBINED FINANCIAL STATEMENTS

(a) Combined Profit and Loss Accounts

		Year ended 30th June,		
	Note	**1998**	**1999**	**2000**
		RMB'000	*RMB'000*	*RMB'000*
Turnover				
Sales of crops		20,255	69,850	144,053
Sales of livestock		3,160	5,795	6,917
Sales of ancillary food products		—	1,346	3,255
	2 (c)	23,415	76,991	154,225
Cost of sales		(6,877)	(20,885)	(42,583)
Gross profit		16,538	56,106	111,642
Other revenues	2 (c)	—	14	181
Selling and distribution expenses		(1,506)	(4,826)	(10,952)
General and administrative expenses		(1,643)	(2,638)	(8,343)
Net other operating expenses		—	(1)	(186)
Operating profits	2 (d)	13,389	48,655	92,342
Taxation	2 (e)	(4,220)	(16,148)	(16,622)
Profits before minority interests		9,169	32,507	75,720
Minority interests		(1,834)	(6,642)	(8,406)
Combined profits for the year	2 (r)	7,335	25,865	67,314

(b) **Combined Balance Sheets**

	Note	As at 30th June, 1998 RMB'000	1999 RMB'000	2000 RMB'000
Fixed assets	2 (j)	2,650	5,822	6,536
Deferred development costs	2 (k)	5,400	9,984	25,300
Long-term prepaid rental	2 (l)	—	7,080	51,883
Other long-term receivables and deposits	2 (m)	—	30,000	22,150
Current assets				
Inventories, at cost	2 (n)	4,555	10,393	7,565
Loan to a third party	2 (m)(i)	—	—	30,000
Accounts receivable	2 (o)	333	895	4,459
Amounts due from related companies	2 (p)	—	3,370	200
Other receivables, deposits and prepayments		78	2,113	24,512
Bank balances and cash	2 (q)	4,691	9,512	13,940
		9,657	26,283	80,676
Current liabilities				
Amounts due to related companies	2 (p)	(246)	(890)	(535)
Other payables and accrued charges		(868)	(4,531)	(18,374)
Current portion of long-term payable	2 (s)	—	(3,600)	(1,800)
Dividend payable	2(r)(iv)	—	—	(20,000)
Taxation		(4,220)	(20,368)	(36,990)
		(5,334)	(29,389)	(77,699)
Net current assets/ (liabilities)		4,323	(3,106)	2,977
Total assets less current liabilities		12,373	49,780	108,846
Non-current liabilities				
Long-term payable	2(s)	—	(1,800)	—
Long-term advance from shareholders	2(t)	(2,900)	(200)	(15,630)
		(2,900)	(2,000)	(15,630)
Minority interests		(1,895)	(10,557)	—
Net assets		7,578	37,223	93,216
Represented by:				
Capital and reserves	2 (r)	7,578	37,223	93,216

(c) **Combined Cash Flow Statements**

	Note	Year ended 30th June, 1998 RMB'000	1999 RMB'000	2000 RMB'000
Net cash inflow from operating activities	2 (v)	11,408	42,755	78,365
Returns on investments and servicing of finance				
Interest received		—	14	181
Taxation				
Tax paid		—	—	—
Investing activities				
Purchase of fixed assets		(2,483)	(5,567)	(3,923)
Payment of research and development costs		(4,800)	(3,681)	(18,963)
Payment of long-term prepaid rental		—	—	(30,628)
Payment of deposit for purchase of properties under development		—	(10,000)	(10,000)
Loan to a third party		—	(20,000)	(10,000)
Payment for acquisition of minority interests in subsidiary companies		—	—	(3,020)
Payment of other long-term receivable and deposits		—	—	(2,150)
Net cash outflow from investing activities		(7,283)	(39,248)	(78,684)
Net cash inflow/(outflow) before financing		4,125	3,521	(138)
Financing activities	2 (w)			
Increase/(decrease) in capital		—	3,780	(3,264)
Increase in minority interests		—	2,020	—
Long-term advance from shareholders		4,950	—	11,430
Repayment of advance from a shareholder		(4,450)	(2,700)	—
Repayment of long-term payable		—	(1,800)	(3,600)
Net cash inflow from financing activities		500	1,300	4,566
Increase in cash and bank balances		4,625	4,821	4,428
Cash and bank balances at beginning of the year		66	4,691	9,512
Cash and bank balances at end of the year		4,691	9,512	13,940

(d) **Combined Statement of Recognised Gains and Losses**

	Year ended 30th June, 2000 *RMB'000*
Combined profits for the year	67,314
Capital reserve arising primarily from acquisition of minority interests in the Group's subsidiaries	12,743
Total recognised gains and losses	80,057

No combined statements of recognised gains and losses have been prepared for the Group for the years ended 30th June, 1998 and 1999 as the only component is the combined profits for these years as shown under section 1 (a).

2. NOTES TO THE COMBINED FINANCIAL STATEMENTS

(a) **Basis of presentation**

The combined profit and loss accounts and cash flow statements of the Group for the Relevant Periods as set out in Section 1 (a) and (c) above and the combined balance sheets as at 30th June, 1998, 1999 and 2000 as set out in Section 1 (b) above, have been prepared as if the Company had owned each subsidiary throughout the Relevant Periods, or since their respective dates of incorporation. As explained in more detail under "Capital Structure and Corporate Reorganisation" in the "Business" section of the Prospectus, the Group effectively increased its interests in Chaoda Modern Agriculture, Chaoda Green Agriculture and Chaoda Livestock respectively from 80% to 100% in December 1999, 70% to 100% in January 2000 and 60% to 100% in January 2000. Accordingly, the minority interests in these companies, up to the respective dates of acquisition by the Group, have been recognised in the combined profit and loss accounts and cash flow statements for the Relevant Periods and in the combined balance sheets as at 30th June, 1998 and 1999.

All significant intra-group transactions and balances have been eliminated on combination.

(b) **Principal accounting policies**

The principal accounting policies adopted by the Group in arriving at the Financial Information included in this report are set out below. These policies conform with accounting standards issued by the Hong Kong Society of Accountants and accounting principles generally accepted in Hong Kong. The Financial Information has been prepared under the historical cost convention.

(i) *Revenue recognition*

Sales of crops, livestock and ancillary food products are recognised on the transfer of ownership, which coincides with the time of delivery of the products.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(ii) *Selling and distribution expenses, and general and administrative expenses*

Selling and distribution expenses, and general and administrative expenses are charged to the profit and loss account in the year in which they are incurred.

(iii) *Borrowing costs*

All borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(iv) *Deferred taxation*

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or asset is expected to be payable or receivable in the foreseeable future.

(v) *Research and development costs*

Research costs are charged to the profit and loss account in the year in which they are incurred. Development costs are expensed as incurred, except where a specific project is undertaken, the technical feasibility of the product under development has been demonstrated, costs are identifiable and a market exists for the product such that the development costs are recoverable from related future economic benefits. Such development costs are recognised as deferred development costs in the balance sheet and amortised on a straight-line basis over a period of not more than 5 years.

(vi) *Fixed assets*

Fixed assets are stated at cost less accumulated depreciation. Depreciation of fixed assets is calculated to write off their cost on a straight line basis over their expected useful lives. The principal annual rates used for this purpose are:—

Leasehold improvement	33% to 50%
Furniture and fixtures and equipment	20%
Motor vehicles	20%
Infrastructure on farmland	10% to 67%
Orchard	10%
Intermediate life plants	20%

Intermediate life plants are perennial plants which have growth cycles more than one year.

Cultivation costs during the development period of the orchard and intermediate life plants are capitalised until the commencement of commercial production following which the accumulated costs are depreciated over their estimated useful lives.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives.

The carrying amounts of fixed assets are reviewed regularly to assess whether their recoverable amounts have declined below their carrying amounts. Expected future cash flows have not been discounted in determining the recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account.

(vii) *Subsidiaries*

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

(viii) *Operating leases*

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Operating lease payments are charged to operating profit on a straight-line basis over the period of the respective leases.

(ix) *Long-term prepaid rental*

Long-term prepaid rental under operating leases as at the balance sheet date is recognised at cost and amortised on a straight-line basis over the respective lease period.

(x) *Inventories*

The Group's inventories comprising growing crops, livestock, agricultural materials and ancillary food products are stated at the lower of cost or estimated net realisable value.

Costs of growing crops, including seeds, fertilisers, pesticides, plant growth regulators, labour and indirect overheads, are accumulated until the time of harvest. Indirect overheads common to various products, including rental of farmland, depreciation of infrastructure, land preparation, irrigation and indirect labour, are allocated to products based on production areas.

The costs of the Group's livestock, being Boer goats, are calculated on a weighted average basis and comprises initial purchase cost and breeding cost.

Costs of agricultural materials and ancillary food products are stated at their purchase costs calculated on a first-in, first-out basis.

Estimated net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(xi) *Accounts receivable*

Provision is made against accounts receivable to the extent which they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(xii) *Translation of foreign currencies*

Foreign currency transactions are translated into Renminbi at the rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Renminbi at exchange rates prevailing at the balance sheet date. Exchange differences arising therefrom are included in the operating results.

(c) **Turnover and revenues**

The Group is principally engaged in the growing and sale of crops, breeding and sale of livestock and sale of ancillary food products. Turnover recognised during the Relevant Periods represents sales of crops, livestock and ancillary food products received and receivable net of discounts and value-added tax. Revenues recognised by the Group during the Relevant Periods can be summarised as follows:

	Year ended 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Turnover			
Sales of crops	20,255	69,850	144,053
Sales of livestock	3,160	5,795	6,917
Sales of ancillary food products	—	1,346	3,255
Total turnover	23,415	76,991	154,225
Other revenue			
Interest income	—	14	181
Total revenues	23,415	77,005	154,406

Sales of livestock represent sales of Boer goats during the Relevant Periods.

Pursuant to the PRC tax rules, self-produced agricultural products are exempt from value-added tax while sales of purchased agricultural products and other products are subject to value-added tax of 13% and 17% respectively. The Group's total value-added tax on sales of purchased agricultural and other products for the three years ended 30th June, 1998, 1999 and 2000 amounted to RMBNil, RMB229,000 and RMB553,000 respectively, which has been netted off against turnover.

(d) **Operating profits**

The operating profits are stated after charging the following:

	Year ended 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Auditors' remuneration	—	—	—
Depreciation of owned fixed assets	390	2,161	3,322
Operating lease expenses			
— land and buildings	599	2,056	4,090
— motor vehicles	120	160	388
Staff costs	2,799	7,033	14,159
Research expenses incurred	350	181	1,563
Amortisation of deferred development costs	217	416	584
Amortisation of long-term prepaid rental	—	120	775

(e) **Taxation**

	Year ended 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
PRC income tax	4,220	16,148	16,622
Hong Kong profits tax	—	—	—
	4,220	16,148	16,622

(i) The PRC income tax during the Relevant Periods represent tax charges on the assessable profits of the PRC subsidiaries of the Group. All PRC subsidiaries of the Group are incorporated in the economic development zone of Fujian Province ("Fujian") of the PRC. Domestic enterprises of the PRC are subject to a standard income tax rate of 33 per cent. and productive Foreign Investment Enterprises established in the economic development zone of Fujian, PRC, are subject to a preferential income tax rate of 24 per cent.

Chaoda Livestock, being a Domestic Enterprise, is subject to the standard income tax rate of 33 per cent.

Chaoda Modern Agriculture and Chaoda Green Agriculture were both Domestic Enterprises prior to 29th December, 1999 and 20th May, 2000 respectively and their profits prior to these dates are subject to the standard income tax rate of 33 per cent.

Chaoda Modern Agriculture and Chaoda Green Agriculture became Foreign Investment Enterprise on 29th December, 1999 and 20th May, 2000 respectively. From their respective dates of change of legal status, Chaoda Modern Agriculture and Chaoda Green Agriculture are entitled to full exemption from PRC income tax for two years starting from their first profit-making year followed by a 50 per cent. reduction for the next consecutive three years in accordance with the relevant tax rules and regulations applicable to Foreign Investment Enterprise in the PRC.

(ii) No provision for Hong Kong profits tax has been made for the Relevant Periods as there are no estimated assessable profits for the subsidiary incorporated in Hong Kong during such periods.

(iii) As at 30th June, 1998, 1999 and 2000 respectively, no provision for deferred tax has been recognised in the accounts as there has been no material timing differences for tax purposes.

(f) **Earnings per share**

No earnings per share is presented as its inclusion, for the purpose of this report, is not considered to be meaningful.

(g) **Retirement benefits**

The Group did not participate in any retirement scheme and accordingly no retirement benefit costs have been recognised during the Relevant Periods. As set out in Section 3 note g, the group has subsequently joined a retirement scheme organised by the Provincial Government of Fujian. The group is required to contribute 22.2% of the employees' basic salaries to the scheme. Apart from this monthly contribution, the group has no additional liability in respect of the employees' retirement. Had the Group participated in such retirement scheme and paid the contribution at 22.2% of the employees' basic salaries during the Relevant Periods, the Group's profit after tax for the three years ended 30th June, 1998, 1999 and 2000 would have been reduced by RMB280,000, RMB652,000 and RMB1,665,000 respectively.

(h) **Directors' and senior management's emoluments**

The directors of the Company were members of the senior management of the Group throughout the Relevant Periods. Assuming these existing directors had already been appointed directors at the beginning of the Relevant Periods, details of directors' emoluments paid by the Group can be summarised as follows:

	Year ended 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Bonuses	—	—	—
Other emoluments	72	104	915
	72	104	915

The emoluments of the above directors fall within the following bands:

	Number of individuals Year ended 30th June,		
	1998	**1999**	**2000**
Emoluments			
Up to RMB1,000,000	4	4	4

No directors of the Company waived any emoluments and no emoluments was paid or payable by the Group as an inducement to join or upon joining the Group, or as compensation for loss of office during the Relevant Periods.

4 (1999:2, 1998:3) of the five highest paid individuals are directors whose emoluments have been included above. Details of the emoluments paid to the remaining 1 (1999:3, 1998:2) highest paid individuals are as follows:

	Year ended 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Bonuses	—	—	—
Other emoluments	30	100	127
	30	100	127

The emoluments of the above remaining 1 (1999:3, 1998:2) highest paid individuals are below RMB1,000,000.

(i) **Segmental information**

The separate results of the major business activities for each of the three years ended 30th June, 2000 are summarised below:

	Growing and sale of crops *RMB'000*	Breeding and sale of livestock *RMB'000*	Sale of ancillary food products *RMB'000*	Total *RMB'000*
Year ended 30th June, 1998				
Turnover	20,255	3,160	—	23,415
Cost of sales	(5,261)	(1,616)	—	(6,877)
Gross profit	14,994	1,544	—	16,538
Unallocated items:—				
Other revenues				—
Selling and distribution expenses				(1,506)
General and administrative expenses				(1,643)
Net other operating expenses				—
Operating profits				13,389
Taxation				(4,220)
Profits before minority interests				9,169
Minority interests				(1,834)
Combined profits for the year				7,335
Year ended 30th June, 1999				
Turnover	69,850	5,795	1,346	76,991
Cost of sales	(18,177)	(1,566)	(1,142)	(20,885)
Gross profit	51,673	4,229	204	56,106
Unallocated items:—				
Other revenues				14
Selling and distribution expenses				(4,826)
General and administrative expenses				(2,638)
Net other operating expenses				(1)
Operating profits				48,655
Taxation				(16,148)
Profits before minority interests				32,507
Minority interests				(6,642)
Combined profits for the year				25,865
Year ended 30th June, 2000				
Turnover	144,053	6,917	3,255	154,225
Cost of sales	(37,714)	(2,104)	(2,765)	(42,583)
Gross profit	106,339	4,813	490	111,642
Unallocated items:—				
Other revenues				181
Selling and distribution expenses				(10,952)
General and administrative expenses				(8,343)
Net other operating expenses				(186)
Operating profits				92,342
Taxation				(16,622)
Profits before minority interests				75,720
Minority interests				(8,406)
Combined profits for the year				67,314

The Group's operations are primarily in the PRC and the turnover and gross profits attributable to other geographical areas are both less than 5% of the Group's combined total. Accordingly, no analysis by geographical segment is presented.

(j) **Fixed assets**

The fixed assets as at the end of each period can be summarised as follows:

	Leasehold *Improvement*	Furniture, fixtures and *equipment*	Motor *vehicles*	Infrastructure *on farmland*	*Orchard*	Intermediate *life plants*	*Total*
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 30th June, 1998							
Cost	—	208	450	2,087	—	395	3,140
Accumulated depreciation	—	(32)	(61)	(397)	—	—	(490)
Net book value	—	176	389	1,690	—	395	2,650
As at 30th June, 1999							
Cost	—	322	450	7,422	—	513	8,707
Accumulated depreciation	—	(80)	(189)	(2,616)	—	—	(2,885)
Net book value	—	242	261	4,806	—	513	5,822
As at 30th June, 2000							
Cost	127	696	763	9,887	260	889	12,622
Accumulated depreciation	(23)	(155)	(236)	(5,569)	—	(103)	(6,086)
Net book value	104	541	527	4,318	260	786	6,536

Infrastructure on farmland include films, poles, protection covers, ditches, roads and others.

Intermediate life plants are aloe veras growing as at each period end.

(k) **Deferred development costs**

The movement of the deferred development costs during the Relevant Periods can be summarised as follows:

	Year ended 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Cost			
Brought forward	1,200	5,650	10,650
Amounts capitalised for the year	4,450	5,000	15,900
Carried forward	5,650	10,650	26,550
Accumulated amortisation			
Brought forward	33	250	666
Amortisation during the year	217	416	584
Carried forward	250	666	1,250
Net book value	5,400	9,984	25,300

(l) **Long-term prepaid rental**

This represents the prepayment of long-term rental of farmland and a research center as at the year end date with lease term of 30 years under operating leases. The movement of the long-term prepaid rental during the Relevant Periods can be summarised as follows:

	Year ended 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Cost			
Brought forward	—	—	7,200
Amounts capitalised for the year	—	7,200	45,578
Carried forward	—	7,200	52,778
Accumulated amortisation			
Brought forward	—	—	120
Amortisation during the year	—	120	775
Carried forward	—	120	895
Carrying value	—	7,080	51,883

(m) **Other long-term receivables and deposits**

		As at 30th June,		
		1998	**1999**	**2000**
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Loan to a third party	(i)	—	20,000	—
Deposits for purchase of properties under development	(ii)	—	10,000	20,000
Other		—	—	2,150
		—	30,000	22,150

(i) This represents a loan to a third party, being a property developer in the PRC, which is secured, interest free and repayable on 30th September, 2000. This loan increased to RMB30 million and was reclassified as a current asset as at 30th June, 2000 and has been fully repaid by the third party on 30th September, 2000.

(ii) The Group has paid a deposit to the aforementioned property developer for the purchase of certain floor areas and car parks of a commercial building which is currently under construction and is estimated to be completed on or before 30th April, 2002. The entire interests of this deposit has been subsequently assigned to a company owned by Mr. Kwok Ho ("Mr. Kwok"), a major shareholder and director of the Company, details of which has been set out under Section 3 note (e).

(n) **Inventories, at cost**

Inventories represent the following:

		As at 30th June,		
		1998	**1999**	**2000**
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Growing crops		1,521	4,552	5,118
Livestock	(i)	2,102	2,726	1,241
Agricultural materials	(ii)	932	3,083	1,206
Ancillary food products held for sale		—	32	—
Total		4,555	10,393	7,565

(i) Livestock are Boer goats under breeding.

(ii) Agricultural materials include seeds, fertilisers and pesticides not yet utilised as at each year end.

(o) **Accounts receivable**

Credit terms granted to customers are as follows:—

	Credit term
Local wholesales and retail sales	Cash on delivery
Local sales to institutional customers (including hotel and schools)	15 days to 30 days after delivery
Sales to export trading companies	15 days after delivery

At the end of each year, the aging of all accounts receivable is within one month.

(p) **Amounts due from/ to related companies**

Amounts due from/ to related companies are unsecured, interest free and have no fixed repayment terms. Such companies are majority owned by Mr. Kwok, a director and a controlling shareholder of the Group.

The amounts due from related companies represent advances to the related companies for working capital purposes while the amounts due to related companies arose from purchases of agricultural materials as set out under note (x) below.

Particulars of advances to related companies disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance are as follows:—

Name of related company	**As at 30th June, 1999**	**Maximum outstanding during the year ended 30th June, 1999**	**As at 30th June, 2000**	**Maximum outstanding during the year ended 30th June, 2000**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Fujian Chaoda Agricultural Produce Trading Company Limited	30	30	200	753
Fujian Chaoda Microbe Organic Fertilliser Company Limited	3,340	3,780	—	3,340
	3,370	3,810	200	4,093

The aging of the amounts due to related companies, which are trading in nature, can be summarised as follows:—

	As at 30th June, 1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Within 3 months	246	890	530
Over 3 months but within 9 months	—	—	5
Total amounts due to related companies	246	890	535

(q) **Bank balances and cash**

As at 30th June, 1998, 1999 and 2000, RMB4,691,000, RMB9,512,000 and RMB13,663,000 respectively of the Group's bank and cash balances were denominated in Renminbi and deposited with banks in the mainland China. The conversion of these Renminbi denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

(r) **Capital and reserves**

The following is a summary of the combined statement of changes in equity of the Group for the three years ended 30th June, 1998, 1999 and 2000. The capital represents the combined total of the share capital of all companies comprising the Group during the Relevant Periods.

	Capital including premium	Statutory Common Reserve Note (i)	Statutory Welfare Reserve Note (i)	Capital Reserve Note (iii)	Retained profits	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 1st July 1997	800	—	—	—	(557)	243
Combined profits for the year	—	—	—	—	7,335	7,335
Transfer	—	400	339	—	(739)	—
As at 30th June 1998	800	400	339	—	6,039	7,578
As at 1st July 1998	800	400	339	—	6,039	7,578
Increase in share capital	3,780	—	—	—	—	3,780
Combined profits for the year	—	—	—	—	25,865	25,865
Transfer	—	69	1,276	—	(1,345)	—
As at 30th June 1999	4,580	469	1,615	—	30,559	37,223
As at 1st July 1999	4,580	469	1,615	—	30,559	37,223
Decrease in share capital *(Note (ii))*	(4,064)	—	—	(3,200)	—	(7,264)
Combined profits for the year	—	—	—	—	67,314	67,314
Transfer	—	2,722	1,274	—	(3,996)	—
Acquisition of minority interests	—	—	—	15,943	—	15,943
Dividend *(Note (iv))*	—	—	—	—	(20,000)	(20,000)
As at 30th June 2000	516	3,191	2,889	12,743	73,877	93,216

Notes:

(i) According to PRC rules and regulations, Domestic Enterprises are required to transfer 10 percent and 5 percent of its profits after tax to Statutory Common Reserve and Statutory Welfare Reserve respectively. The transfer to the Statutory Common Reserve is required until it aggregates to 50 percent of the company's registered capital. The Statutory Common Reserve can be used to make good previous years' losses while the Statutory Welfare Reserve can be ustilised for employees' welfare facilities.

The above appropriation of reserves includes the appropriations made by the Group's PRC Domestic Enterprises and the appropriations made by the Group's PRC Foreign Investment Enterprises prior to their change of legal status from Domestic Enterprises to Foreign Investment Enterprises.

(ii) Timor Enterprise Limited, the former holding company, acquired Chaoda Modern Agriculture, a subsidiary of the Group, in the year ended 30th June, 2000 and the remaining subsidiaries on 7th July, 2000. The amount of share capital of Timor Enterprise Limited is less than the share capital of Chaoda Modern Agriculture and the acquisition is funded by shareholders' loans. In the preparation of the combined balance sheet of the Group as at 30th June, 2000, the investment cost recognised by Timor Enterprise Limited has been eliminated against the share capital of Chaoda Modern Agriculture. Consequently, the total combined capital of the Group decreased in the year ended 30th June, 2000.

(iii) The capital reserve arises primarily from the acquisition of minority interests of the Group's subsidiaries in the year ended 30th June, 2000.

(iv) On 29th November, 2000, Timor Enterprise Limited, the former holding company of the Group, declared a dividend totalling RMB20,000,000 for the year ended 30th June, 2000, see Section 3 note (f).

(v) The above capital and reserves have been prepared on a combined basis as if the current group structure had been in existence throughout the Relevant Periods except that the minority interests during the Relevant Periods have been recognised. If the financial statements have been accounted for on an acquisition basis, an amount of approximately RMB61 million of retained profits stated above would have been recognised as pre-acquisition reserve.

(s) **Long-term payable**

		As at 30th June,	
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Total long-term payable	—	5,400	1,800
Less: Current portion	—	(3,600)	(1,800)
Long-term portion	—	1,800	—

This represents the long-term rental for a research center payable by the Group. The balance is unsecured, interest free and repayable by monthly installment of RMB300,000 each with the final instalment payable in December 2000.

(t) **Long-term advance from shareholders**

This represents long-term advance from shareholders, which are unsecured, interest free and are not required to be repaid within twelve months from the balance sheet date. The long-term advance from shareholders has subsequently increased to RMB21,786,000, of which RMB5,669,000 has been repaid by the Group and the remaining of RMB16,117,000 has been capitalised as share capital of the Company.

(u) **Commitments**

(i) *Capital commitments*

At the end of each year, the Group had the following capital commitments:

	As at 30th June,		
	1998	**1999**	**2000**
	RMB'000	*RMB'000*	*RMB'000*
Contracted but not provided for			
— Research and development expenditures	8,000	6,000	12,000
— Purchase of fixed assets	—	20,000	191,450
Total	8,000	26,000	203,450

Subsequent to 30th June, 2000, the Group has entered into additional contracts to acquire fixed assets, details of which are set out in Section 3 note (c).

(ii) *Operating lease commitments*

At the end of each year, the Group had the following operating lease commitments to make payments in the next twelve months under leases which expire as follows:—

	Within one year	**In the second to fifth year inclusive**	**After the fifth year**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As at 30th June, 1998				
Land and buildings	—	139	60	199
Others	—	160	2,040	2,200
	—	299	2,100	2,399
As at 30th June, 1999				
Land and buildings	126	560	226	912
Others	—	376	2,709	3,085
	126	936	2,935	3,997
As at 30th June, 2000				
Land and buildings	487	1,070	544	2,101
Others	—	376	4,845	5,221
	487	1,446	5,389	7,322

(v) **Reconciliation of operating profits to net cash inflow from operating activities**

	Year ended 30th June, 1998 RMB'000	1999 RMB'000	2000 RMB'000
Operating profits	13,389	48,655	92,342
Interest income	—	(14)	(181)
Depreciation charges	390	2,161	3,322
Disposal of fixed assets	—	—	6
Research expenses	350	181	1,563
Amortisation of deferred development costs	217	416	584
Amortisation of long-term prepaid rental	—	120	775
(Increase)/decrease in inventories, at cost	(3,688)	(5,604)	2,709
Increase in account receivables	(333)	(562)	(3,564)
(Increase)/decrease in amounts due from related companies	—	(3,370)	3,170
Decrease/(increase) in other receivables, deposits and prepayment.	62	(2,035)	(22,399)
Increase/(decrease) in amounts due to related companies	246	644	(355)
Increase in other payables and accrued charges	775	2,163	393
Net cash inflow from operating activities	11,408	42,755	78,365

(w) **Analysis of changes in financing during the Relevant Periods**

	Shareholders' equity excluding retained profits and statutory reserves RMB'000	Long-term advance from shareholders RMB'000	Long-term payable RMB'000	Minority interests RMB'000
As at 1st July 1997	800	2,400	—	61
Net cash inflow from financing	—	500	—	—
Share of profits for the year	—	—	—	1,834
As at 30th June 1998	800	2,900	—	1,895
As at 1st July 1998	800	2,900	—	1,895
Increase for long-term prepaid rental	—	—	7,200	—
Net cash inflow/(outflow) from financing	3,780	(2,700)	(1,800)	2,020
Share of profits for the year	—	—	—	6,642
As at 30th June 1999	4,580	200	5,400	10,557
As at 1st July 1999	4,580	200	5,400	10,557
Net cash inflow/(outflow) from financing	(3,264)	11,430	(3,600)	—
Share of profits for the year	—	—	—	8,406
Premium on acquisition of a subsidiary by the former holding company	(4,000)	4,000	—	—
Acquisition of minority interests	15,943	—	—	(18,963)
As at 30th June 2000	13,259	15,630	1,800	—

(x) **Related party transactions**

Apart from those disclosed under notes (p) and (t), the group entered into the following material transactions with related parties during the Relevant Periods:

		Year ended 30th June,		
		1998	**1999**	**2000**
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Xiamen Chaoda Microbe Organic Fertiliser Co. Ltd.				
— Purchases of organic fertilisers		2,148	896	—
Fujian Chaoda Agricultural Produce Trading Company Limited				
— Purchases of organic fertilisers	(iii)	—	5,825	10,109
— Purchases of plant growth regulators	(iii)	—	196	574
Beijing Chaoda Yingjin Bio-tech Company Limited				
— Purchases of seeds	(iii)	269	691	437

Notes:

(i) All of the above related parties are companies in which Mr. Kwok, a major shareholder and a director of the Company, is a beneficial major shareholder.

(ii) In the opinion of the directors of the Company, these transactions were conducted on normal commercial terms in the normal course of business.

(iii) These transactions will continue after the listing. A waiver from strict compliance with the relevant rules under Chapter 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited has been obtained, details of which have been set out under the section "Connected Transactions" of the prospectus.

3. SIGNIFICANT SUBSEQUENT EVENTS

The following significant events took place subsequent to 30th June, 2000:

(a) The companies in the Group underwent a reorganisation in preparation for the listing of the shares of the Company on the Stock Exchange. Details of the reorganisation are set out in the paragraphs headed "Corporate Reorganisation" in Appendix V of the Prospectus.

(b) Subsequent to 30th June, 2000 and up to the date of this report, the Group has entered into 17 operating lease agreements with various third parties to lease additional farmland of 2,096 hectare. The Group has long-term rental paid and payable totalling approximately RMB55,772,000 for this additional farmland.

(c) Subsequent to 30th June, 2000 and up to the date of this report, the Group has entered into agreements with certain third parties to acquire fixed assets including infrastructure over the Group's farmland with an aggregrate consideration of approximately RMB237 million of which approximately RMB39 million has been paid as deposits.

(d) On 18th August, 2000, the Group entered into an agreement with a PRC bank to obtain a term loan of RMB15 million. The loan was drawn down on the same date for working capital purpose and is interest bearing at 0.585% per month, secured by a guarantee provided by a related company owned by Mr. Kwok, and repayable on 18th May, 2001. The guarantee provided by a related company will be replaced by a corporate guarantee provided by the Company upon listing.

(e) On 2nd November, 2000, the Group assigned to a related company owned by Mr. Kwok the entire interests in the deposit paid to a property developer of RMB20,000,000 (as set out in Section 2 note (m) (ii)) at its carrying value and accordingly the deposit has been replaced by a receivable from the related company at an equivalent amount.

(f) On 29th November, 2000, Timor Enterprise Limited, the former holding company of the Group, declared a dividend totalling RMB20,000,000 to the shareholders in respect of the year ended 30th June, 2000. At the direction of the shareholders, the dividend payable is settled by way of assignment of the receivable from the related company (as set out in note (e) above) to the shareholders on the same date.

(g) In August 2000, the Group joined a retirement scheme organised by the Provincial Government of Fujian and is required to contribute 22.2% of the employees' basic salaries thereafter. Apart from this monthly contribution, the Group does not have any additional liability in respect of the employees' retirement.

4. INFORMATION RELATING TO THE COMPANY

(a) Directors emoluments

Save as disclosed in Section 2 note (h) above, no emolument has been paid or is payable in respect of the Relevant Periods by the Company or any of its subsidiaries to the directors of the Company.

(b) Distributable reserves

As at 30th June, 2000, the Company was not yet incorporated and hence there was no reserve available for distribution to the shareholders of the Company at that date.

(c) Net tangible assets of the Company

As at 30th June, 2000, the Company was not yet incorporated. The net tangible assets of the Company as at 30th June, 2000 prepared on the basis set out in Section 2 note (a) above, amounted to approximately RMB93,216,000 and were represented by investments in subsidiaries.

(d) Subsequent financial statements

No audited financial statements have been prepared for the Company in respect of any period subsequent to 30th June, 2000.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

Yours faithfully,
Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants
Hong Kong
Chan Wai Dune, Charles
Practising Certificate Number P00712

The forecast combined profit after taxation but before extraordinary items of the Group for the year ending 30th June, 2001 is set out in the section headed "Financial information — Profit forecast" in this prospectus.

1. Bases and assumptions

The forecast combined profit after taxation but before extraordinary items of the Group for the year ending 30th June, 2001 prepared by the Directors is based on the unaudited results of the Group for the three months ended 30th September, 2000 and a forecast results of the Group for the nine months ending 30th June, 2001. The forecast has been prepared on the basis of the accounting policies consistent in all material aspects with those adopted by the Group as summarised in the Accountants' Report, the text of which is set out in Appendix I to this prospectus.

The Directors have adopted the assumptions described in the section headed "Financial information — Profit forecast" in this prospectus and the following general assumptions in the preparation of the profit forecast:

(a) there will be no material change in existing government policies or political, legal (including changes in legislation or regulations or rules), fiscal or economic conditions in Hong Kong, the PRC or any of the countries in which any member of the Group carries on business;

(b) there will be no severe weather conditions, climatic changes or natural disasters in places in which the Group's production bases operate and which has any material impact on the Group's business and operations;

(c) there will be no material changes in the bases or rates of taxation in Hong Kong or in any other places in which any member of the Group operates or is incorporated; and

(d) there will be no material changes in interest rates or exchange rates from those currently prevailing.

2. Letters

Set out below are texts of letters received from PricewaterhouseCoopers and Charles Chan, Ip & Fung CPA Ltd. and from ICEA in connection with the forecast combined profit after taxation but before extraordinary items of the Group for the year ending 30th June, 2001 and prepared for the purpose of inclusion in this prospectus.

(i) *Letter from PricewaterhouseCoopers and Charles Chan, Ip & Fung CPA Ltd.*

PRICEWATERHOUSECOOPERS
羅兵咸永道會計師事務所

Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants
陳葉馮會計師事務所有限公司

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central,
Hong Kong

Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants
37th Floor, Hennessy Centre
500 Hennessy Road
Causeway Bay
Hong Kong

5th December, 2000

The Directors
Chaoda Modern Agriculture (Holdings) Limited
ICEA Capital Limited

Dear Sirs,

We have reviewed the accounting policies and the calculations adopted in arriving at the forecast of the combined profit after taxation but before extraordinary items of Chaoda Modern Agriculture (Holdings) Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ending 30th June, 2001 (the "Forecast") as set out in the subsection headed "Profit Forecasts" in the section headed "Financial Information" in the prospectus of the Company dated 5th December, 2000 (the "Prospectus").

The Forecast, for which the Directors are solely responsible, has been prepared by them based on the unaudited combined management accounts of the Group for the three months ended 30th September, 2000 and a forecast of the results of the Group for the remaining nine months ending 30th June, 2001 on the basis that the current structure of the Group had been in existence throughout the whole financial year ending 30th June, 2001.

We emphasize that the Forecast relates to future events and is based on assumptions which may not remain valid for the whole of the year to 30th June, 2001. Consequently, it cannot be relied upon to the same extent as information derived from the audited accounts for completed accounting periods.

In our opinion, the Forecast, so far as the accounting policies and calculations are concerned, has been properly compiled in accordance with the assumptions made by the Directors as set out in section 1 of Appendix II to the Prospectus, and is prepared on a basis consistent in all material respects with the accounting policies currently adopted by the Group as set out in our Accountants' Report dated 5th December, 2000, the text of which is set out in Appendix I to the Prospectus.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

Yours faithfully,
Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants
Hong Kong
Chan Wai Dune, Charles
Practising Certificate Number P00712

(ii) *Letter from ICEA*

ICEA 工商東亞
A subsidiary of ICBC 中國工•商銀行集團成員

ICEA Capital Limited
42nd Floor, Jardine House,
1 Connaught Place, Central, Hong Kong
Tel: (852) 2115 8888
Fax: (852) 2115 8602

工商東亞融資有限公司
香港中環康樂廣場一號
怡和大廈四十二樓
總機：(852) 2115 8888
傳真：(852) 2115 8602

5th December, 2000

The Directors
Chaoda Modern Agriculture (Holdings) Limited

Dear Sirs,

We refer to the forecast of the combined profit after taxation but before extraordinary items of Chaoda Modern Agriculture (Holdings) Limited (the "Company") and its subsidiaries for the year ending 30th June, 2001 (the "Forecast") as set out in the prospectus of the Company dated 5th December, 2000.

We have discussed with you the bases and assumptions upon which the Forecast has been made, as set out in section 1 of Appendix II to the above-mentioned prospectus. We have also considered the letter dated 5th December, 2000 addressed to yourselves and ourselves from PricewaterhouseCoopers and Charles Chan, Ip and Fung CPA Ltd., regarding the accounting policies and calculations upon which the Forecast has been made.

On the basis of the foregoing, the bases and assumptions made by you and the accounting policies and calculations reviewed by PricewaterhouseCoopers and Charles Chan, Ip and Fung CPA Ltd., we are of the opinion that the Forecast, for which you as directors of the Company are solely responsible, has been made after due and careful enquiry.

Yours faithfully,
For and on behalf of
ICEA Capital Limited
Meocre Li
Chief Executive

The following is the text of a letter, summary of values and valuation certificates prepared for the purpose of incorporation in this prospectus received from Sallmanns (Far East) Limited, an independent valuer, in connection with its valuation as at 30th September, 2000 of the property interests of the Group.

Sallmanns 西門

CHARTERED SURVEYORS, PROPERTY CONSULTANTS
LAND, BUILDING, PLANT & MACHINERY VALUERS
FINANCIAL AND INTANGIBLE ASSET VALUERS

15/F Trinity House
165-171
Wanchai Road
Wanchai
Hong Kong

5th December, 2000

The Directors
Chaoda Modern Agriculture (Holdings) Limited
Room 2705, 27th Floor
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

Dear Sirs,

In accordance with your instructions to value the properties in which Chaoda Modern Agriculture (Holdings) Limited (the "Company") and its subsidiaries (together the "Group") have interests, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the relevant properties as at 30th September, 2000.

Our valuations of the property interests are our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of the valuation assuming:—

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper maketing to the interest, for the agreement of price and terms and for the completion of the sales;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations have been made on the assumption that the owner sells the properties on the open market in their existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to affect the values of the properties.

We have not searched the title of the properties and have not scrutinised the original title documents. We have been given copies of the tenancy agreements under which the properties were rented to the Group.

The property interests have no commercial value due mainly to the short term nature or the prohibition against assignment or sub-letting or otherwise due to the lack of substantial profit rents or the insufficient proof of legal titles to the properties.

In valuing the properties, we have complied with all the requirements contained in Practice Note 12 to the Rules Governing the Listing of Securities issued by the Stock Exchange of Hong Kong Limited.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the relevant properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations.

We have relied to a considerable extent on the information provided by the Company and have accepted advice given to use on such matters as planning approvals or statutory notices, easements, tenure, occupation, letting, rentals, site and floor areas and all other relevant matters.

We have inspected the exterior and, where possible, the interior of the properties included in the attached valuation certificates in respect of which we have been provided with such information as we have required for the purpose of our valuations. However, no structural survey has been made, but in the course of our inspection we did not note any apparent serious defects. We are not, however, able to report that the properties are free from rot, infestation or any other structural defects. No tests were carried out on any of the services.

No allowance has been made in our report for any charge, mortgage or amount owing on any properties nor for any expenses or taxation which may be incurred. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions, and outgoings of an onerous nature which could affect their values.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Company. We have also sought and received confirmation from the Company that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and have no reason to suspect that any material information has been withheld. Unless otherwise stated, all monetary figures stated in this valuation certificates are in Renminbi.

Our valuations are summarised below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
SALLMANNS (FAR EAST) LIMITED
Paul L. Brown
BSc FRICS FHKIS
Director

Note: Paul L. Brown is a Chartered Surveyor who has extensive experience in valuation of properties in Hong Kong, the PRC, the United Kingdom and Asia-Pacific region.

SUMMARY OF VALUES

GROUP I — PROPERTY INTEREST CONTRACTED TO BE RENTED TO THE GROUP IN HONG KONG

	Property	Open market value attributable to the Group as at 30th September, 2000 *HK$*
1.	Room 2705 27th Floor China Resources Building 26 Harbour Road Wanchai Hong Kong	No commercial value
	Sub-total:	Nil

GROUP II — PROPERTY INTERESTS RENTED TO THE GROUP IN THE PRC

	Property	Open market value attributable to the Group as at 30th September, 2000 *HK$*
2.	Office units on the 31st and 32nd Level Block A Zhongshan Building 154 Hu Dong Road Fuzhou City Fujian Province The PRC	No commercial value
3.	Land, various buildings and structures located at Huang Shan Technological Farm, Huang Shan Town Fuzhou City Fujian Province The PRC	No commercial value
4.	Land located at Production Base Ho Fang Farm Zhang Zhou City Fujian Province The PRC	No commercial value

	Property	Open market value attributable to the Group as at 30th September, 2000 HK$
5.	Land located at Production Base Huang Tang Town Hui An County Fujian Province The PRC	No commercial value
6.	Land located at Production Base Zhongshan Town Sian You Pu Tian County Fujian Province The PRC	No commercial value
7.	Land located at Production Base Lian Jiang Military Farm Fuzhou City Fujian Province The PRC	No commercial value
8.	Land located at Production Base Tang Cuan You Xi County Fujian Province The PRC	No commercial value
9.	Land located at the former Fuzhou Agriculture Department Sung Wu Base Song Wu Village Pu Kou Town Lian Jiang County Fujian Province The PRC	No commercial value
10.	Land located at Production Base Wu Yang Village and Quai Yang Village Lin Tou County Jin An District Fuzhou City Fujian Province The PRC	No commercial value

Property	Open market value attributable to the Group as at 30th September, 2000 HK$
11. Land located at Production Base Nan Qi Village and Nan Jin Village Nan Yu Town Ming Ho County Fujian Province The PRC	No commercial value
12. Land located at Production Base Da Tian County Dong Fang City Hainan Province The PRC	No commercial value
13. Land located at Production Base Gao Xiao Bei Shan Yang Hainan Province The PRC	No commercial value
14. Land located at Production Base Bai Ma Town Li Shui County Nanjing City Jiangsu Province The PRC	No commercial value
15. Land located at Production Base Heng Liang Town Liu He County Nanjing City Jiangsu Province The PRC	No commercial value
16. Land located at Production Base Lu Jia Town Kwun Shan City Jiangsu Province The PRC	No commercial value

Property	Open market value attributable to the Group as at 30th September, 2000 *HK$*
17. Land located at Production Base Xin Ta Town Wu Jiang City Jiangsu Province The PRC	No commercial value
18. Land located at Production Base Qian Zhou Town Xi Shan City Jiangsu Province The PRC	No commercial value
19. Land located at Production Base The State Agricultural Comprehensive Development Zone Zhou Yang County Gao Mi City Shandong Province The PRC	No commercial value
20. Land located at Production Base Li Dian Town Wa Fang Dian Shandong Province The PRC	No commercial value
21. Land located at Production Base Pao Tai Economic Development Zone Da Lian City Shandong Province The PRC	No commercial value

Property	Open market value attributable to the Group as at 30th September, 2000 HK$
22. Land located at Production Base Fu Da Town Mai County Guangdong Province The PRC	No commercial value
23. Land located at Production Base Nang Jiao Town Bai Yi County Sian Yang City Shaanxi Province The PRC	No commercial value
24. Land and building located at Processing Centre Ken Tou Si Yuen Village Xin Dian Town Jin An District Fuzhou City Fujian Province The PRC	No commercial value
25. Offices on the second level of the commercial building and three warehouses located at Zhongshan Street Zhongshan Town Sian You Pu Tian County Fujian Province The PRC	No commercial value
26. Land, various buildings and structures located at Animal Husbandry Base Yang Mei Management District Yang Mei Town Gao Ming City Guangdong Province The PRC	No commercial value

Property	Open market value attributable to the Group as at 30th September, 2000 *HK$*
27. Land, various buildings and structures located at Animal Husbandry Base Si Yuen Village Jin An District Fuzhou City Fujian Province The PRC	No commercial value
28. Shop No. 1 on the Ground Level Block 3 Xi Hung Xiao Qu Fuzhou City Fujian Province The PRC	No commercial value
29. Shop No. 9 on the Ground Level Block B10 Kai Yuan New Village Gu Lou District Fuzhou City Fujian Province The PRC	No commercial value
30. Shop No. 617 on the Ground Level Forestry Department Building 10 Yie Shan Road Gu Lou District Fuzhou City Fujian Province The PRC	No commercial value
31. Shop No.5 on the Ground Level 23 Zhong Shan Road Gu Lou District Fuzhou City Fujian Province The PRC	No commercial value

Property	Open market value attributable to the Group as at 30th September, 2000 *HK$*
32. Shop in Zone C Chin Cheng Agriculture Trading Market Jin Da Road Gu Lou District Fuzhou City Fujian Province The PRC	No commercial value
33. Shop No. 1 on the Ground Level She Dak Wen Chuan Garden Cha Yuen Road Jin An District Fuzhou City Fujian Province The PRC	No commercial value
34. Shop No. 138 on the Ground Level Bei Da Market Hua Fu Garden Bei Da Road Gu Lou District Fuzhou City Fujian Province The PRC	No commercial value
35. Shop No. 1#3 on the Ground Level Hua Hu Garden Gu Xi Road Fuzhou City Fujian Province The PRC	No commercial value
36. Ground Floor Shop 29 Xin Ming Road Nanjing City Jiangsu Province The PRC	No commercial value

Property	Open market value attributable to the Group as at 30th September, 2000 HK$
37. Ground Floor Shops 15-9 Bi Shu Garden Bi Shu Yuan Street Gu Lo District Nanjing City Jiangsu Province The PRC	No commercial value
38. Shop No. 50 No. 3 Market Vegetable Trading Market Minjiang Road Ao Feng Zhou Taijiang District Fuzhou City Fujian Province The PRC	No commercial value
39. Commercial Building located at Liu Cu She He Shan Town Xiamen City Fujian Province The PRC	No commercial value
40. The First Level 233 Zi Zan Village Xia Ban Huang Tang Town Hui An County Fujian Province The PRC	No commercial value
41. The Third and Fourth Levels Block 13 Gong Zheng New Village Fuzhou City Fujian Province The PRC	No commercial value

Property	Open market value attributable to the Group as at 30th September, 2000 *HK$*
42. Room 102 Unit 2 Block 12 62 Minjiang Road Qingdao City Shandong Province The PRC	No commercial value
43. Three Office Units on the Sixth Level 2-5 Changxin Street Sha He Kou District Da Lian City Shandong Province The PRC	No commercial value
44. Office located at Zhou Yang Village Zhou Yang County Gao Mi City Shangdong Province The PRC	No commercial value
45. Workshop located at the South Side of Ji Pu River 803 Industrial Zone Yi Sian Road Bao Shan District Shanghai City Jiangsu Province The PRC	No commercial value
46. Room B902 and Room B903 on the 9th Level 251 He Yen Road Nanjing City Jiangsu Province The PRC	No commercial value
47. Room 110 and Room 112 on the First Level Administrative Building Shaanxi Province PRA Training Centre 15 Siwu Road Lianhu District Xian City Shaanxi Province The PRC	No commercial value

Property	Open market value attributable to the Group as at 30th September, 2000 *HK$*
48. Shop C1 and C2 Jia Hao Court Jia She Garden Hei Zhu District Guangzhou City Guangdong Province The PRC	No commercial value
49. Three buildings located at Teng Qiao Town San Ya City Hainan Province The PRC	No commercial value
50. Room 601 Block 12 Fung He Yuen Hefei City Anhui Province The PRC	No commercial value
51. The First, Second and Third Levels No.7 Lane 11 Ho Jiao Village San Jiao County Haizhu District Guangzhou City Guangdong Province The PRC	No commercial value
52. Building located at Er Jia Village Da Tian County Dong Fang City Hainan Province The PRC	No commercial value
Sub-total:	**Nil**

GROUP III — PROPERTY INTERESTS CONTRACTED TO BE RENTED TO THE GROUP IN THE PRC

	Property	Open market value attributable to the Group as at 30th September, 2000 *HK$*
53.	Land located at Production Base She Ting Town Xiang Chang District Zhang Zhou City Fujian Province The PRC	No commercial value
54.	Land located at Production Base Pang Gu Town Yung Tai County Xiang Chang District Zhang Zhou City Fujian Province The PRC	No commercial value
	Sub-total:	**Nil**
	Grand-total:	**Nil**

VALUATION CERTIFICATE

GROUP I — PROPERTY INTEREST CONTRACTED TO BE RENTED TO THE GROUP IN HONG KONG

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
1.	Room 2705 27th Floor China Resources Building 26 Harbour Road Wanchai Hong Kong	The property comprises an office accommodation with a lettable area of approximately 2,737 sq.ft. on the 27th floor of a 49-storey office building completed in 1983. The property is contracted to be rented to Chaoda Vegetable & Fruits Limited (formerly known as Supreme Bonus Vegetable & Fruits Limited), a wholly owned subsidiary of the Company from an independent third party for a term of two years commencing on 1st October, 2000 until 30th September, 2002 at a monthly rental of HK$56,108.50 exclusive of Government Rates, management fees and air-conditioning charges.	The property is intended to be occupied by the Group for office use.	No commercial value

GROUP II — PROPERTY INTEREST RENTED TO THE GROUP IN THE PRC

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
2.	Office units on the 31st and 32nd Level Block A Zhongshan Building 154 Hu Dong Road Fuzhou City Fujian Province The PRC	The property comprises three office units on the 31st level and one office unit on the 32nd level of a 32-storey office building completed in 1995. The property has a total gross floor area of approximately 1,876.03 sq.m. The three office units on the 31st level, with an area of 778.60 sq.m. is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of one year commencing from 15th August, 2000 until 14th August, 2001 at a monthly rental of RMB 55 per sq.m. Office unit on the 32nd level, with an area of 566.18 sq.m., is rented to Fujian Chaoda Green Agriculture Development Company Limited from an independent third party for a term of three years commencing from 1st January, 1999 until 31st December, 2001. The monthly rental is RMB66 per sq.m. for the first year and RMB72.6 per sq.m. for the second year and the third year.	The property is currently occupied by the Group for office use.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
3.	Land, various buildings and structures located at Huang Shan Technological Farm Huang Shan Town Fuzhou City Fujian Province The PRC	The property comprises 7 various buildings and structures erected on a site with an area of 45 mu, (approximately 30,000 sq.m.). The total gross floor area of the buildings and structures is approximately 1,157.18 sq.m. and these buildings and structures were completed in 1997. The major buildings and structures include one office building, two dormitories and four green houses. The property is rented to the Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st January, 1999. The Company shall pay to the landlord RMB7,200,000 being part of the rental for the term by 24 monthly instalments of RMB300,000 each from 1st January, 1999 to 31st December, 2000. From 1st January, 2000 to 31st December, 2028, the Company shall pay an additional monthly rental of RMB2,500.	The property is currently occupied by the Group for research and development purposes.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
4.	Land located at Production Base Ho Fang Farm Zhang Zhou City Fujian Province The PRC	The property comprises farm lands with a total area of 100 mu, (approximately 66,667 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited, formerly known as Fuzhou Tian Xiang Company Limited, under three tenancy agreements. For details of these agreements, please refer to notes nos. 1-3 below.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Notes:

1. Pursuant to a tenancy agreement dated 13th August, 1997, the land parcel with an area of 20 mu, (approximately 13,333 sq.m.) was rented to Fuzhou Tian Xiang Company Limited from an independent third party for a term of 25 years commencing on 1st October, 1997 for agricultural use. The annual rental is RMB300 per mu, (approximately RMB0.45 per sq.m.) for the period from 1st October, 1997 to 31st December, 2002; and RMB450 per mu, (approximately RMB0.67 per sq.m.) for the period from 1st January, 2003 to 31st December, 2007; and RMB500 per mu, (approximately RMB0.75 per sq.m.) for the period from 1st January, 2008 to 31st December, 2022.

2. Pursuant to a tenancy agreement dated 15th January, 1998, the land parcel with an area of 30 mu, (approximately 20,000 sq.m.) was rented to Fuzhou Tian Xiang Company Limited from an independent third party for a term of 24 years commencing on 1st March, 1998 for agricultural use. The annual rental is RMB300 per mu, (approximately RMB0.45 per sq.m.) for the period from 1st March, 1998 to 31st December, 2002; and RMB450 per mu, (approximately RMB0.67 per sq.m.) for the period from 1st January, 2003 to 31st December, 2007; and RMB500 per mu, (approximately RMB0.75 per sq.m.) for the period from 1st January, 2008 to 31st December, 2022.

3. Pursuant to a tenancy agreement dated 18th August, 1999, the land parcel with an area of 50 mu, (approximately 33,334 sq.m.) was rented to Fuzhou Tian Xiang Company Limited from an independent third party for a term of 23 years commencing on 1st October, 1999 for agricultural use. The annual rental is RMB300 per mu, (approximately RMB0.45 per sq.m.) for the period from 1st October, 1999 to 31st December, 2002; and RMB450 per mu, (approximately RMB0.67 per sq.m.) for the period from 1st January, 2003 to 31st December, 2007; and RMB500 per mu, (approximately RMB0.75 per sq.m.) for the period from 1st January, 2008 to 31st December, 2022.

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
5.	Land located at Production Base Huang Tang Town Hui An County Fujian Province The PRC	The property comprises farm lands with a total area of 3,000 mu, (approximately 2,000,000 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st January, 2000 at an annual rental of RMB400 per mu, (approximately RMB0.6 per sq.m.) for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. The Company has to pay an amount of RMB3,000 per mu, (approximately RMB4.50 per sq.m.) within the period from 30th December, 1999 to 30th September, 2000. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 HK$
6.	Land located at Production Base Zhongshan Town Sian You Pu Tian County Fujian Province The PRC	The property comprises farm lands with a total area of 8,250 mu, (approximately 5,500,028 sq.m.). The farm lands with a total area of 7,650 mu, (approximately 5,100,026 sq.m.) are rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st January, 2000 for the first 3,500 mu and a term from the date of delivery until 31st December, 2029 for the other 4,150 mu at an annual rental of RMB350 per mu, (approximately RMB 0.52 per sq.m.) for agricultural use. The farm lands with a total area of 600 mu, (approximately 400,002 sq.m.) are rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 50 years commencing on 8th April, 2000 at an annual rental of 70 catties of rice per mu which the unit price of rice is ascertained by negotiation with reference to local market price for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. For the farm lands with a total area of 7,650 mu, the Company has to pay an amount of RMB3,000 per mu, (approximately RMB 4.50 per sq.m.) within the period from 6th January, 2000 to 30th September, 2000. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
7.	Land located at Production Base Lian Jiang Military Farm Fuzhou City Fujian Province The PRC	The property comprises farm lands with a total area of 2,149.9 mu, (approximately 1,433,274 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st January, 2000 at an annual rental of RMB260 per mu, (approximately RMB 0.39 per sq.m.) for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. The Company has to pay an amount of RMB3,000 per mu, (approximately RMB 4.50 per sq.m.) within the period from 28th December, 1999 to 31st December, 2000. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

8.	Land located at Production Base Tang Cuan You Xi County Fujian Province The PRC	The property comprises farm lands with a total area of 3,290 mu, (approximately 2,193,344 sq.m.). The property is rented to Fujian Chaoda Green Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st January, 2000 for the first 600 mu and a term commencing from the date of delivery until 31st December, 2029 for the other 2,690 mu at an annual rental of RMB100 per mu, (approximately RMB 0.15 per sq.m.) for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. The Company has to pay an amount of RMB3,000 per mu, (approximately RMB4.50 per sq.m.) within the period from 23rd December, 1999 to 30th December, 2000. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
9.	Land located at the former Fuzhou Agriculture Department Song Wu Base Sung Wu Village Pu Kou Town Lian Jiang County Fujian Province The PRC	The property comprises farm lands with a total area of 250 mu, (approximately 166,668 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited, a wholly-owned subsidiary of the Company from an independent third party for a term of 30 years commencing on 1st September, 2000 at an annual rental of 400 *catties of rice per mu which the* unit price of rice is ascertained by negotiation with reference to local market price for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
10.	Land located at Production Base Wu Yang Village and Quai Yang Village Lin Tou County Jin An District Fuzhou City Fujian Province The PRC	The property comprises farm lands with a total area of 800 mu. (approximately 533,336 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited, a wholly-owned subsidiary of the Company from an independent third party for a term of 45 years and 3 months commencing on 1st September, 2000 until 31st December, 2045 for agricultural use. The annual rental is RMB280 per mu (approximately RMB0.42 per sq.m.) for the period between 1st September, 2000 and 31st December, 2009. The annual rental is RMB450 per mu (approximately RMB0.67 per sq.m.) for the period between 1st January, 2010 and 31st December, 2019. The annual rental is RMB580 per mu (approximately RMB0.87 per sq.m.) for the period between 1st January, 2020 and 31st December, 2034. The annual rental is RMB800 per mu (approximately RMB1.20 per sq.m.) for the period between 1st January, 2035 and 31st December, 2045.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
11.	Land located at Production Base Nan Qi Village and Nan Jin Village Nan Yu Town Ming Ho County Fujian Province The PRC	The property comprises farm lands with a total area of 400 mu. (approximately 266,668 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited, from an independent third party for a term of 30 years commencing on 1st September, 2000 at an annual rental of 50 catties of rice per mu which the unit price of rice is ascertained by negotiation with reference to local market price for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value
12.	Land located at Production Base Da Tian County Dong Fang City Hainan Province The PRC	The property comprises farm lands with a total area of 4,400 mu, (approximately 2,933,348 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st July, 2000 at an annual rental of RMB700 per mu, (approximately RMB1.05 per sq.m.) for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. The Company has to pay an amount of RMB3,000 per mu, (approximately RMB4.50 per sq.m.) within the period from 1st July, 2000 to 30th June, 2001. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 HK$
13.	Land located at Production Base Gao Xiao Bei Shan Yang Hainan Province The PRC	The property comprises farm lands with a total area of 3,600 mu, (approximately 2,400,012 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st July, 2000 for the first 2,500 mu and a term commencing from the date of delivery until 30th June, 2029 for the other 1,100 mu, at an annual rental of RMB800 per mu, (approximately RMB1.20 per sq.m.) for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. The Company has to pay an amount of RMB3,000 per mu, (approximately RMB4.50 per sq.m.) within the period from 1st July, 2000 to 30th June, 2001. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

14.	Land located at Production Base Bai Ma Town Li Shui County Nanjing City Jiangsu Province The PRC	The property comprises farm lands with a total area of 2,000 mu, (approximately 1,333,340 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st July, 2000 at an annual rental of RMB380 per mu, (approximately RMB0.57 per sq.m.) for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. The Company has to pay an amount of RMB3,000 per mu, (approximately RMB4.50 per sq.m.) within the period from 1st July, 2000 to 30th June, 2001. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
15.	Land located at Production Base Heng Liang Town Liu He County Nanjing City Jiangsu Province The PRC	The property comprises farm lands with a total area of 1,000 mu, (approximately 666,670 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st September, 2000 at an annual rental of RMB380 per mu, (approximately RMB0.57 per sq.m.) for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. The Company has to pay an amount of RMB3,000 per mu, (approximately RMB4.50 per sq.m.) within the period from 20th July, 2000 to 30th June, 2001. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
16.	Land located at Production Base Lu Jia Town Kwun Shan City Jiangsu Province The PRC	The property comprises farm lands with a total area of 2,008 mu, (approximately 1,338,673 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 25 years commencing on 1st July, 2000 for the first 808 mu and a term commencing from the date of delivery until 30th June, 2025 for the other 1,200 mu for agricultural use. The annual rental is as follows:— RMB450 per mu, (approximately RMB0.67 per sq.m.) for the period between 1st July, 2000 and 30th June, 2005; RMB650 per mu, (approximately RMB 0.97 per sq.m.) for the period between 1st July, 2005 and 30th June, 2010; RMB750 per mu, (approximately RMB1.12 per sq.m.) for the period between 1st July, 2010 and 30th June, 2020; RMB850 per mu, (approximately RMB1.27 per sq.m.) for the period between 1st July, 2020 and 30th June, 2025.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
17.	Land located at Production Base Xin Ta Town Wu Jiang City Jiangsu Province The PRC	The property comprises farm lands with a total area of 220 mu, (approximately 146,667 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st July, 2000 for agricultural use. The annual rental is as follows:— RMB450 per mu, (approximately RMB0.67 per sq.m.) for the period between 1st July, 2000 and 31st December, 2001; RMB550 per mu, (approximately RMB0.82 per sq.m.) for the period between 1st January, 2002 and 31st December, 2004; RMB600 per mu, (approximately RMB0.90 per sq.m.) for the period between 1st January, 2005 and 31st December, 2006; RMB700 per mu, (approximately RMB1.05 per sq.m.) for the period between 1st January, 2007 and 31st December, 2015; RMB900 per mu, (approximately RMB1.35 per sq.m.) for the period between 1st January, 2016 and 30th June, 2030.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
18.	Land located at Production Base Qian Zhou Town Xi Shan City Jiangsu Province The PRC	The property comprises farm lands with a total area of 470 mu, (approximately 313,335 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 25 years commencing on 1st July, 2000 for agricultural use. The annual rental is as follows:— RMB450 per mu, (approximately RMB0.67 per sq.m.) for the period between 1st July, 2000 and 30th June, 2003; RMB660 per mu, (approximately RMB0.90 per sq.m.) for the period between 1st July, 2003 and 30th June, 2010; RMB780 per mu, (approximately RMB1.20 per sq.m.) for the period between 1st July, 2010 and 30th June, 2015; RMB900 per mu, (approximately RMB1.35 per sq.m.) for the period between 1st July, 2015 and 30th June, 2025.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
19.	Land located at Production Base The State Agricultural Comprehensive Development Zone Zhou Yang County Gao Mi City Shandong Province The PRC	The property comprises farm lands with a total area of 3,000 mu, (approximately 2,000,010 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 25 years commencing on 1st July, 2000 for agricultural use. The annual rental is as follows:— RMB380 per mu, (approximately RMB0.57 per sq.m.) for the period between 1st July, 2000 and 30th June, 2003; RMB680 per mu, (approximately RMB1.02 per sq.m.) for the period between 1st July, 2003 and 30th June, 2010; RMB880 per mu, (approximately RMB1.32 per sq.m.) for the period between 1st July, 2010 and 30th June, 2025.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value
20.	Land located at Production Base Li Dian Town Wa Fang Dian Shandong Province The PRC	The property comprises farm lands with a total area of 1,100 mu, (approximately 733,337 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st July, 2000 at an annual rental of RMB300 per mu, (approximately RMB0.45 per sq.m.) for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. The Company has to pay an amount of RMB3,000 per mu, (approximately RMB4.50 per sq.m.) within the period from 1st July, 2000 to 30th June, 2001. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
21.	Land located at Production Base Pao Tai Economic Development Zone Da Lian City Shandong Province The PRC	The property comprises farm lands with a total area of 1,900 mu, (approximately 1,266,673 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st July, 2000 an annual rental of RMB300 per mu, (approximately RMB0.45 per sq.m.) for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. The Company has to pay an amount of RMB2,880 per mu, (approximately RMB4.32 per sq.m.) within the period from 1st July, 2000 to 30th June, 2001. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

22.	Land located at Production Base Fu Da Town Mai County Guangdong Province The PRC	The property comprises farm lands with a total area of 1,000 mu, (approximately 666,670 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st July, 2000 at an annual rental of RMB500 per mu, (approximately RMB0.75 per sq.m.) for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. The Company has to pay an amount of RMB3,000 per mu, (approximately RMB4.50 per sq.m.) within the period from 1st July, 2000 to 31st December, 2000. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
23.	Land located at Production Base Nang Jiao Town Bai Yi County Sian Yang City Shaanxi Province The PRC	The property comprises farm lands with a total area of 5,500 mu, (approximately 3,666,685 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 30 years commencing on 1st July, 2000 at an annual rental of RMB300 per mu, (approximately RMB0.45 per sq.m.) for agricultural use.	The property is currently occupied by the Group as production base of agricultural products.	No commercial value

Note:

1. The Company has to pay an amount of RMB2,000 per mu, (approximately RMB3.00 per sq.m.) within the period from 1st July, 2000 to 31st March, 2001. With this sum as consideration, the landlord cannot make any upward adjustment of rent or charge any additional fee except the annual rental during the whole tenancy period.

24.	Land and building located at Processing Centre Ken Tou Si Yuen Village Xin Dian Town Jin An District Fuzhou City Fujian Province The PRC	The property comprises the first, second and third levels, with a total area of 1,635 sq.m., of a 4-storey composite building completed in 1998 and a site with an area of 12 mu, (approximately 800,004 sq.m.) on which the building is erected. The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 20 years commencing from 1st January, 2000 until 31st December, 2019 at a monthly rental of RMB8,800 for the first six months and an annual rental of RMB164,250 for the remaining team.	The property is currently occupied by the Group for cleaning, sorting and packaging of agricultural products.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
25.	Offices on the second level of the commercial building and three warehouses located at Zhongshan Street Zhongshan Town Sian You Pu Tian County Fujian Province The PRC	The property comprises the office units on the second level, with an area of 600 sq.m., of a two-storey commercial building completed in 1997, and three warehouses with a total area of 300 sq.m. were completed in 2000 The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of ten years commencing on 1st July, 2000 until 30th June, 2010 at an annual rental of RMB 30,000.	The property is currently occupied by the Group as offices and warehouses.	No commercial value
26.	Land, various buildings and structures located at Animal Husbandry Base Yang Mei Management District Yang Mei Town Gao Ming City Guangdong Province The PRC	The property comprises 6 various buildings and structures erected on a site with an area of approximately 28 mu, (approximately 18,667 sq.m.). The total gross floor area of the buildings and structures is approximately 1,500 sq.m. and these buildings and structures were completed in 1990.	The property is currently occupied by the Group as production base for research and breeding of Boer Goat.	No commercial value

Note:

1. The property is rented to Fujian Chaoda Livestock Company Limited from an independent third party for a term of 15 years commencing on 1st January, 1999 until 31st December, 2014 at an annual rental of RMB 50,000 subject to a 5% increment per year.

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
27.	Land, various buildings and structures located at Animal Husbandry Base Si Yuen Village Jin An District Fuzhou City Fujian Province The PRC	The property comprises 4 various buildings and structures erected on a site with an area of 3 mu, (approximately 2,000 sq.m.). These buildings and structures were completed in 1982. They have a total gross floor area of approximately 1,500 sq.m. The property is rented to the Fujian Chaoda Livestock Company Limited, a wholly owned subsidiary of the Company from an independent third party for a term of ten years commencing from 1st September, 2000 until 30th August, 2010. The annual rental is RMB25,000 for the first year, RMB30,000 for the second year and subject to a 5% increment per year for the remaining period.	The property is currently occupied by the Group as production base for research and breeding of Boer Goat.	No commercial value
28.	Shop No. 1 on the Ground Level Block 3 Xi Hung Xiao Qu Fuzhou City Fujian Province The PRC	The property comprises a shop with an area of 50.70 sq.m. on the ground level of a 10-storey commercial/residential building completed in 1995. The property is rented to Fujian Chaoda Green Agriculture Development Company Limited from an independent third party for at term of ten years commencing on 1st January, 1999 until 1st January, 2009 at a monthly rental of RMB2,400.	The property is occupied by the Group as retail shop.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 HK$
29.	Shop No. 9 on the Ground Level Block B10 Kai Yuan New Village Gu Lou District Fuzhou City Fujian Province The PRC	The property comprises a shop with an area of 18 sq.m. on the ground level of a 9-storey commercial/ residential building completed in 1995. The property is rented to Fujian Chaoda Green Agriculture Development Company Limited from an independent third party for at term of ten years commencing on 1st January, 1999 until 1st January, 2009 at a monthly rental of RMB1,100.	The property is occupied by the Group as retail shop.	No commercial value
30.	Shop No. 617 on the Ground Level Forestry Department Building 10 Yie Shan Road Gu Lou District Fuzhou City Fujian Province The PRC	The property comprises a shop with an area of 36 sq.m. on the ground level of a 5-storey commercial/ residential building completed in 1984. The property is rented to Fujian Chaoda Green Agriculture Development Company Limited from an independent third party for at term of 20 years commencing on 1st January, 1999 until 1st January, 2019 at a monthly rental of RMB3,340.	The property is occupied by the Group as retail shop.	No commercial value
31.	Shop No. 5 on the Ground Level 23 Zhong Shan Road Gu Lou District Fuzhou City Fujian Province The PRC	The property comprises a shop with an area of 17 sq.m. on the ground level of an 1-storey commercial/ residential building completed in 1997. The property is rented to Fujian Chaoda Green Agriculture Development Company Limited from an independent third party for at term of 15 years commencing on 1st January, 1999 until 1st January, 2014 at an annual rental of RMB12,000.	The property is occupied by the Group as retail shop.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 HK$
32.	Shop in Zone C Chin Cheng Agriculture Trading Market Jin Da Road Gu Lou District Fuzhou City Fujian Province The PRC	The property comprises a shop with an area of 120 sq.m. in the zone C of ground floor of a trading market which is a 9-storey commercial building completed in 1995. The property is rented to Fujian Chaoda Green Agriculture Development Company Limited from an independent third party for at term of five years commencing on 1st June, 2000 until 31st May, 2005 at a monthly rental of RMB65 per sq.m. for the period from 1st June, 2000 to 31st December, 2002. The annual rental for the remaining term shall be subject to a 5% increment per year based on the rental of the relevant preceding year.	The property is occupied by the Group as retail shop.	No commercial value
33.	Shop No. 1 on the Ground Level She Dak Wen Chuan Garden Cha Yuen Road Jin An District Fuzhou City Fujian Province The PRC	The property comprises a shop with an area of 44.39 sq.m. on the ground level of a 1-storey commercial/residential building completed in 1999. The property is rented to Fujian Chaoda Green Agriculture Development Company Limited from an independent third party for at term of 15 years commencing on 1st January, 1999 until 1st January, 2014 at a monthly rental of RMB2,200.	The property is occupied by the Group as retail shop.	No commercial value
34.	Shop No. 138 on the Ground Level Bei Da Market Hua Fu Garden Bei Da Road Gu Lou District Fuzhou City Fujian Province The PRC	The property comprises a shop with an area of 100 sq.m. on the ground level of a 9-storey commercial/ residential building completed in 1997. The property is rented to Fujiam Chaoda Green Agriculture Development Company Limited from an independent third party for at term of three years commencing on 25th June, 2000 until 24th June, 2003 at a monthly rental of RMB8,500 for the first year and subject to a 3% increment per year.	The property is occupied by the Group as retail shop.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
35.	Shop No. 1#3 on the Ground Level Hua Hu Garden Gu Xi Road Fuzhou City Fujian Province The PRC	The property comprises a shop with an area of 86.62 sq.m. on the ground level of a 9-storey commercial/residential building completed in 1999. The property is rented to Fujian Chaoda Green Agriculture Development Company Limited from an independent third party for at term of one year commencing on 1st July, 2000 until 30th June, 2001 at a monthly rental of RMB5,630.	The property is occupied by the Group as retail shop.	No commercial value
36.	Ground Floor Shop 29 Xin Ming Road Nanjing City Jiangsu Province The PRC	The property comprises a shop with an area of 303 sq.m. on the ground level of a 7-storey commercial/residential building completed in 1994. The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term commencing on 1st January, 2000 until 1st January, 2015 at an annual rental of RMB100,000.	The property is occupied by the Group as retail shop.	No commercial value
37.	Ground Floor Shops 15-9 Bi Shu Garden Bi Shu Yuan Street Nanjing City Jiangsu Province The PRC	The property comprises a shop with an area of 40.72 sq.m. on the ground level of a 2-storey commercial/residential building completed in 1998. The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for at term of three years commencing on 20th December, 1999 until 19th December, 2002 at an annual rental of RMB26,470.	The property is occupied by the Group as retail shop.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
38.	Shop No. 50 No. 3 Market Vegetable Trading Market Minjiang Road Ao Feng Zhou Taijiang District Fuzhou City Fujian Province The PRC	The property comprises a ground floor market stall with an area of 60 sq.m. located inside a single storey commercial building completed in about 1998. The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of four years and nine months commencing on 1st March, 2000 until 31st December, 2004 at an annual rental of RMB 27,000 subject to an increment not exceeding 10% per year. The rental deposit is RMB2,150,000.	The property is occupied by the Group for wholesale use.	No commercial value
39.	Commercial Building located at Liu Cu She He Shan Town Xiamen City Fujian Province The PRC	The property comprises a 4-storey commercial building with an area of 500 sq.m. completed in about 1990. The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of three years commencing on 5th July, 2000 until 4th July, 2003 at an annual rental of RMB32,000.	The property is occupied by the Group for commercial use.	No commercial value
40.	The First Level 233 Zi Zan Village Xia Ban Huang Tang Town Hui An County Fujian Province The PRC	The property comprises the first level of a 3-storey commercial/ residential building completed in 1990. The property has an area of approximately 210 sq.m. The property is rented to the Hui An Production Base of the Company from an independent third party for a term of five years commencing on 1st July, 2000 until 30th June, 2005 at a monthly rental of RMB800.	The property is occupied by the Group for office and staff quarter uses.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
41.	The Third and Fourth Levels Block 13 Gong Zheng New Village Fuzhou City Fujian Province The PRC	The property comprises the third and the fourth levels of a 4-storey residential building completed in 1985. The property has an area of approximately 300 sq.m. The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited, a wholly-owned subsidiary of the Company from an independent third party. The third level is rented for a term of one year commencing on 1st April, 2000 until 31st March, 2001. The fourth level is rented for a term of 11 months commencing from 1st May, 2000 until 31st March, 2001. The monthly rental for both levels is RMB2,200 for the first month and RMB2,500 for the remaining term.	The property is occupied by the Group as staff quarter.	No commercial value
42.	Room 102 Unit 2 Block 12 62 Minjiang Road Qingdao City Shandong Province The PRC	The property comprises an office unit on the first level of a 5-storey office building completed in 1996. The property has an area of 109 sq.m.. The property is rented to the Company from an independent third party for a term commencing on 20th June, 2000 until 20th June, 2001 at an annual rental of RMB15,000.	The property is occupied by the Group for office use.	No commercial value
43.	Three Office Units on the Sixth Level 2-5 Changxin Street Sha He Kou District Da Lian City Shandong Province The PRC	The property comprises three office units on the sixth level of a 6-storey office building completed in 1991. The property has an area of 96.3 sq.m.. The property is rented to the Da Lian Branch Office of Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of one year commencing on 8th June, 2000 until 7th June, 2001 at a monthly rental of RMB2000.	The property is occupied by the Group for office use.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
44.	Office located at Zhou Yang Village Zhou Yang County Gao Mi City Shangdong Province The PRC	The property comprises an 1-storey office building with a total floor area of 600 sq.m. These buildings and structures were completed in 1993. The property is rented to Fuzhou Chaōda Modern Agriculture Development Company Limited from an independent third party for a term of one year from on 15th July, 2000 to 14th July, 2001 at a monthly rental of RMB 2,100.	The property is occupied by the Group for office use.	No commercial value
45.	Workshop located at the South Side of Ji Pu River 803 Industrial Zone Yi Sian Road Bao Shan District Shanghai City Jiangsu Province The PRC	The property comprises a workshop on the first level of a 2-storey industrial building completed in 1990. The property has an area of 380 sq.m. The property is rented to the Shanghai Branch Office of the Company from an independent third party for a term of one year commencing on 11th June, 2000 until 10th June, 2001 at an annual rental of RMB70,000.	The property is occupied by the Group for production purpose.	No commercial value
46.	Room B902 and Room B903 on the 9th Level 251 He Yen Road Nanjing City Jiangsu Province The PRC	The property comprises two office units with a total area of 213 sq.m. on the 9th level of a 28-storey office building completed in 1995. Room B902, with an area of 100 sq.m., is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term commencing on 1st July, 2000 until 1st July, 2015 at an annual rental of RMB11,400. Room 903, with an area of 113 sq.m., is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 15 years commencing on 1st December, 2000 until 1st December, 2015 at an annual rental of RMB12,721.36.	The property is occupied by the Group as offices.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
47.	Room 110 and Room 112 on the First Level Administrative Building Shaanxi Province PRA Training Centre 15 Siwu Road Lianhu District Xian City Shaanxi Province The PRC	The property comprises two office units on the first level of a 4-storey office building completed in 1984. The property has an area of 51.4 sq.m.. Room 110 is rented to the Xian Branch Office of Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of seven months commencing on 20th May, 2000 until 31st December, 2000 at a monthly rental of RMB450. Room 112 is rented to the Xian Branch office of Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of four months commencing on 1st September, 2000 until 31st December, 2000 at a monthly rental of RMB450.	The property is occupied by the Group for office use.	No commercial value
48.	Shop C1 and C2 Jia Hao Court Jia She Garden Hei Zhu District Guangzhou City Guangdong Province The PRC	The property comprises two ground floor shops in an 8-storey commercial/residential building completed in 1999. The property has an area of approximately 46.55 sq.m. The property is rented to the Guangzhou Branch of the Company from an independent third party for at term of five years commencing on 18th August, 2000 until 18th August, 2005 at a monthly rental of RMB1,500 for the first three years and subject to a 10% increment for the remaining two years.	The property is occupied by the Group as retail shops.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
49.	Three buildings located at Teng Qiao Town San Ya City Hainan Province The PRC	The property comprises three 1-storey commercial/residential buildings with a total floor area of 150 sq.m. These buildings were completed in 1997. The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of one year commencing on 1st July, 2000 to 30th June, 2001 at a monthly rental of RMB 3,000.	The property is occupied by the Group for office and staff quarters uses.	No commercial value
50.	Room 601 Block 12 Fung He Yuen Hefei City Anhui Province The PRC	The property comprises an office unit on the sixth level of a 6-storey office building completed in 1996. The property has an area of 107.69 sq.m.. The property is rented to the Hefei Branch Office of Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 1 year commencing on 18th May, 2000 until 17th May, 2001 at a monthly rental of RMB700. The rental deposit is RMB1,000.	The property is occupied by the Group for office use.	No commercial value
51.	The First, Second and Third Levels No. 7 Lane 11 Ho Jiao Village San Jiao County Haizhu District Guangzhou City Guangdong Province The PRC	The property comprises the first, second and the third levels of a 4-storey commercial/residential building completed in 1997. The property has an area of 99.06 sq.m.. The property is rented to the Guangzhou Branch Office of the Company from an independent third party for a term of two years commencing on 5th April, 2000 until 4th April, 2002 at a monthly rental of RMB 1,720. The rental deposit is RMB1,720.	The property is occupied by the Group for office and staff quarters uses.	No commercial value

Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 HK$
52. Building located at Er Jia Village Da Tian County Dong Fang City Hainan Province The PRC	The property comprises a 2-storey residential/office building completed in 1995. The property has a floor area of 80 sq.m. The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of one year commencing on 1st July, 2000 to 30th June, 2001 at a monthly rental of RMB 4,000.	The property is occupied by the Group for office and staff quarters uses.	No commercial value

GROUP III — PROPERTY INTERESTS CONTRACTED TO BE RENTED TO THE GROUP IN THE PRC

Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 HK$
53. Land located at Production Base She Ting Town Xiang Chang District Zhang Zhou City Fujian Province The PRC	The property comprises farm lands with a total area of 400 mu, (approximately 266,668 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 25 years commencing on 1st October, 2000. The annual rental is as follows: RMB400 per mu, (approximately RMB0.60 per sq.m.) from the 1st year to the 5th year of the term. RMB680 per mu, (approximately RMB1.02 per sq.m.) from the 6th year to the 15th year of the term. RMB990 per mu, (approximately RMB1.48 per sq.m.) from the 16th year to the end of the term.	The property is rented to the Group after the date of valuation. As at the date of prospectus, the property is occupied by the Group as production base of agricultural products.	No commercial value

	Property	Description and tenure	Particulars of occupancy	Open market value attributable to the Group as at 30th September, 2000 *HK$*
54.	Land located at Production Base Pang Gu Town Yung Tai County Xiang Chang District Zhang Zhou City Fujian Province The PRC	The property comprises farm lands with a total area of 3,000 mu, (approximately 2,000,010 sq.m.). The property is rented to Fuzhou Chaoda Modern Agriculture Development Company Limited from an independent third party for a term of 20 years commencing on 1st October, 2000. The annual rental is as follows: RMB450 per mu, (approximately RMB0.67 per sq.m.) from the 1st year to the 3rd year of the term. RMB650 per mu, (approximately RMB0.97 per sq.m.) from the 4th year to the 8th year of the term. RMB780 per mu, (approximately RMB1.17 per sq.m.) from the 9th year to the 15th year of the term. RMB950 per mu, (approximately RMB1.42 per sq.m.) from the 16th year to the end of the term.	The property is rented to the Group after the date of valuation. As at the date of prospectus, the property is occupied by the Group as production base of agricultural products.	No commercial value

Set out below is a summary of certain provisions of the new memorandum and articles of association of the Company and of certain aspects of Cayman Islands company law.

CONSTITUTION OF THE COMPANY

1. MEMORANDUM OF ASSOCIATION

The Memorandum of Association of the Company was adopted on 23rd November, 2000 and states, inter alia, that the liability of members of the Company is limited, that the objects for which the Company is established are unrestricted (including acting as a holding and investment company) and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by section 7(4) of the Companies Law, that the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided in section 27(2) of the Companies Law and (in view of the fact that the Company is an exempted company) that the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands.

The objects of the Company are set out in full in clause 3 of the Memorandum of Association which is available for inspection at the address specified in Appendix VI in the section headed "Documents available for inspection".

2. ARTICLES OF ASSOCIATION

The Articles of Association were adopted on 23rd November, 2000 and include provisions to the following effect:

A. Classes of Shares

The share capital of the Company consists of ordinary shares.

B. Directors

(a) *Power to allot and issue Shares*

Subject to the provisions of the Companies Law and the Memorandum and Articles of Association, the unissued shares in the Company (whether forming part of its original or any increased capital) shall be at the disposal of the Directors, who may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration, and upon such terms, as the Directors may determine.

Subject to the provisions of the Articles of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights conferred on the holders of any Shares or attaching to any class of Shares, any Share may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, and to such persons at such time and for such consideration as the Directors may determine. Subject to the Companies Law and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, any Share may, with the sanction of a special resolution, be issued on terms that it is, or at the option of the Company or the holder thereof, liable to be redeemed.

(b) *Power to dispose of the assets of the Company or any subsidiary*

The management of the business of the Company shall be vested in the Directors who, in addition to the powers and authorities by the Articles of Association expressly conferred upon them, may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not by the Articles of Association or the Companies Law expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Law and of the Articles of Association and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or the Articles of Association, provided that no regulation so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made.

(c) *Compensation or payment for loss of office*

Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

(d) *Loans to Directors*

There are provisions in the Articles of Association prohibiting the making of loans to Directors and associates which are equivalent to the restrictions imposed by the Companies Ordinance.

(e) *Financial assistance to purchase Shares*

Subject to all applicable laws, the Company may give financial assistance to Directors and employees of the Company, its subsidiaries or any holding company or any subsidiary of such holding company in order that they may buy shares in the Company or any such subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of Shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried Directors).

(f) *Disclosure of interest in contracts with the Company or any of its subsidiaries*

No Director or proposed Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company with any person, company or partnership of or in which any Director shall be a member or otherwise interested be capable on that account of being avoided, nor shall any Director so contracting or being any member or so interested be liable to account to the Company for any profit so realised by any such contract or arrangement by reason only of such Director holding that office or the fiduciary relationship thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board of Directors (the "Board") at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which may be made by the Company.

A Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation to) any resolution of Directors in respect of any contract or arrangement or any other proposal in which he has any material interest but this prohibition shall not apply to any of the following matters, namely:

(i) the giving to such Director of any security or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company, its holding company or any of its subsidiaries;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has himself guaranteed or secured in whole or in part;

(iii) any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any proposal concerning any other company in which he is interested only, whether directly or indirectly, as an officer, executive or shareholder or in which the Director is beneficially interested in shares of that company, provided that, he, together with any of his associates, is not beneficially interested in five per cent. or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights;

(v) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(aa) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which he may benefit;

(bb) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(vi) any contract or arrangement in which the Director is interested in the same manner as other holders of Shares or debentures or other securities of the Company by virtue only of his interest in Shares or debentures or other securities of the Company.

(g) *Remuneration*

The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Board, or the Company in general meeting, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

The Directors shall also be entitled to be paid all expenses reasonably incurred by them in or about the performance of their duties as Directors including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

The Directors may grant special remuneration to any Director who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

The remuneration of an executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Directors and may be by way of salary, commission or

participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Directors may from time to time decide. Such remuneration shall be in addition to such remuneration as he may be entitled to receive as a Director.

(h) *Retirement, appointment and removal*

The Directors shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board. Any Director so appointed shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election by ordinary resolution.

The Company may by special resolution remove any Director and may by ordinary resolution appoint another person in his place. The Company may also by ordinary resolution elect any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting. No person other than a Director retiring at the meeting shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless, not less than seven and not more than 28 clear days before the day appointed for the meeting, there has been given to the Secretary of the Company notice in writing by some member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

There is no shareholding qualification for Directors nor is there any specified age limit for Directors.

The office of a Director shall be vacated:

(i) if he resigns his office by notice in writing;

(ii) if an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Board resolves that his office be vacated;

(iii) if, without leave, he is absent from meetings of the Board (unless an alternate Director appointed by him attends) for 12 consecutive months, and the Board resolves that his office is vacated;

(iv) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(v) if he ceases to be or is prohibited from being a Director by law or by virtue of any provision in the Articles of Association;

(vi) if he is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) for the time being then in office; or

(vii) if he shall be removed from office by a special resolution of the members of the Company under the Articles of Association.

At every annual general meeting of the Company one-third of the Directors (other than the managing Director or joint managing Director) for the time being shall retire from office by rotation. Each Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election. Subject to the provision of the Articles of Association, the Company may at each annual general meeting at which the Directors retire fill each of the vacated offices by electing a person thereto.

(i) *Borrowing powers*

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof.

(j) *Proceedings of the Board*

The Directors may meet in any part of the world for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have an additional or casting vote.

C. Alteration to constitutional documents

No alteration to the Memorandum or Articles of Association may be made except by special resolution.

D. Variation of rights of existing Shares or classes of shares

If at any time the share capital of the Company is divided into different classes of Shares, all or any of the special rights attached to any class (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Companies Law, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of the Articles of Association relating to general meetings shall mutatis mutandis apply, but so that the quorum for the purposes of any such separate general meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, and that any holder of shares of the class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

E. Alteration of Capital

The Company in general meeting may, from time to time, whether or not all the Shares for the time being authorised shall have been issued and whether or not all the Shares for the time being issued shall have been fully paid up, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

The Company may from time to time by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of larger amount than its existing Shares. On any consolidation of fully paid Shares and division into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of Shares to be consolidated determine which particular Shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated ~~share or~~ shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

(ii) cancel any Shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled subject to the provisions of the Companies Law; and

(iii) sub-divide its Shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Law, and so that the resolution whereby any Share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

The Company may by special resolution reduce its share capital, any capital redemption reserve or any share premium account in any manner authorised and subject to any conditions prescribed by the Companies Law.

F. **Special resolution - majority required**

A "special resolution" is defined in the Articles of Association to have the meaning ascribed thereto in the Companies Law, for which purpose, the requisite majority shall be not less than three-fourths of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a special resolution approved in writing by all of the members of the Company entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of such members, and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments (if more than one) is executed.

In contrast, an "ordinary resolution" is defined in the Articles of Association to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles of Association and includes an ordinary resolution approved in writing by all the members of the Company aforesaid.

G. **Voting rights (generally, on a poll and right to demand a poll)**

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of Shares, at any general meeting on a show of hands every member of the Company who is present in person (or, in the case of a member being a corporation, by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each Share registered in his name in the register of members of the Company.

In the case of joint holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

A member of the Company in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so and such person may vote on a poll by proxy.

No member shall, unless the Directors otherwise determine, be entitled to vote, or be reckoned in a quorum, at any general meeting in respect of any Share unless he is registered as a shareholder of the Company at the date of such meeting and all calls which have been made by the Directors, or other sums presently payable by him, in respect of such Share have been paid.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy and entitled to vote; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

On a poll votes may be given either personally or by proxy and a person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

If a recognised clearing house (or its nominee) is a member of the Company it may authorise such person or persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual shareholder of the Company.

H. Annual general meetings

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other general meeting in that year and shall specify the meeting as such in the notice calling it; and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next.

I. Accounts and audit

The Directors shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions and otherwise in accordance with the Companies Law.

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members of the Company (other than officers of the Company) and no such member shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Law or as authorised by the Directors or by the Company in general meeting.

The Directors shall from time to time commencing with the first annual general meeting cause to be prepared and to be laid before the members of the Company at every annual general meeting profit and loss accounts, balance sheets and the Directors' and the auditors' reports thereon. Copies of these documents which are to be laid before the members of the Company at an annual general meeting shall not less than 21 days before the date of the meeting, be sent to every member of the Company and every holder of debentures of the Company provided that the Company shall not be required to send printed copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any Shares or debentures.

The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting and shall fix his or their remuneration provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Directors.

J. **Notice of meetings and business to be conducted thereat**

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the time, place and agenda of the meeting, particulars of the resolutions to be considered at the meeting and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given to all members of the Company (other than those who, under the provisions of the Articles of Association or the terms of issue of the Shares they hold, are not entitled to receive such notices from the Company).

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(a) in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat or their proxies; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the Shares giving that right.

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(a) the declaration and sanctioning of dividends;

(b) the consideration and adoption of the accounts and balance sheets and the reports of the Directors and the auditors;

(c) the election of Directors in place of those retiring;

(d) the appointment of auditors;

(e) the fixing of, or the determining of the method of fixing, the remuneration of the Directors and of the auditors;

(f) the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 per cent. (or such other percentage as may from time to time be specified in the Listing Rules) in nominal value of its existing issued share capital and the number of any securities repurchased pursuant to sub-paragraph (g) below; and

(g) the granting of any mandate or authority to the Directors to repurchase securities of the Company.

K. **Transfer of Shares**

All transfers of shares may be effected by an instrument of transfer in the usual common form or in any other form which the Directors may approve.

The instrument of transfer of a Share shall be signed by or on behalf of the transferor and, unless the Directors otherwise determine, the transferee, and the transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered in the register of members of the Company in respect thereof. All instruments of transfer, when registered, shall be retained by the Company.

The Directors may decline to register any transfer of any Share which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any other Shares unless:

(a) the instrument of transfer is lodged at such place or places where the Board from time to time determines to keep a branch register of Shareholders and where (except where the Board otherwise determines) transfers of documents of title for Shares are to be lodged for registration and are to be registered, with the Company accompanied by the certificate for the Shares to which it relates (which shall upon the registration of the transfer be cancelled) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of Share;

(c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d) in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e) the Shares concerned are free of any lien in favour of the Company; and

(f) a fee of such maximum as the Stock Exchange may from time to time determine (or such lesser sum as the Directors may from time to time require) is paid to the Company.

If the Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days' notice being given by advertisement in such one or more newspapers as the Directors may determine be suspended at such times and for such periods as the Directors may from time to time determine either generally or in respect of any class of Shares, provided that the registration of transfers shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

L. **Power of the Company to purchase its own Shares**

The Company is empowered by the Companies Law and the Articles of Association to purchase its own Shares subject to certain restrictions and the Directors may only exercise this power on behalf of the Company subject to the authority of its members in general meeting as to the manner in which they do so and to any applicable requirements imposed from time to time by the Stock Exchange and the Securities and Futures Commission of Hong Kong or by any other recognised stock exchange.

M. **Power of any subsidiary of the Company to own Shares**

There are no provisions in the Articles of Association relating to the ownership of Shares by a subsidiary.

N. **Dividends and other methods of distributions**

Subject to the Companies Law and Articles of Association, the Company in general meeting may declare dividends in any currency but no such dividends shall exceed the amount recommended by the Directors. No dividend may be declared or paid other than out of profits and reserves of the Company lawfully available for distribution, including share premium.

Except in so far as the rights attaching to, or the terms of issue of, any Share otherwise provides:

(a) all dividends shall be declared and paid according to the amounts paid up on the Shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on the Share; and

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the Shares during any portion or portions of the period in respect of which the dividend is paid.

The Directors may also pay any dividend which is payable on any Shares half-yearly or on any other dates, whenever the position of the Company, in the opinion of the Directors, justifies such payment.

The Directors may retain any dividends or other moneys payable on or in respect of a Share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. The Directors may also deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise.

No dividend or other monies payable by the Company on or in respect of any Share shall bear interest against the Company.

In respect of any dividend proposed to be paid or declared on the share capital of the Company, the Directors may resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of Shares credited as fully paid up on the basis that the Shares so allotted are to be of the same class or classes as the class or classes already held by the allottee, provided that the members of the Company entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or (b) that the members entitled to such dividend will be entitled to elect to receive an allotment of Shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit on the basis that the Shares so allotted are to be of the same class or classes as the class or classes already held by the allottee. The Directors may also, with the sanction of the members of the Company in general meeting, resolve and direct in respect of any particular dividend of the Company that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of Shares credited as fully paid up without offering any right of members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend or bonus may be paid by cheque or warrant sent through the post addressed to the holder at his registered address, or in the case of joint holders, addressed to the holder whose name stands first in the register of the Company in respect of the Shares at his address as appearing in the register or addressed to such person and to such addresses as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register of members of the Company in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute good discharge by the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the Shares held by such joint holders.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

The Directors may, with the sanction of the members of the Company in general meeting, direct payment or satisfaction of any dividend wholly or in part by the distribution of specific assets, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution the Directors may settle it as they think expedient, and in particular may issue fractional certificates, disregard fractional entitlements, round the same up or down or provide that the same shall accrue to the benefit of the Company, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any members of the Company upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

O. **Proxies**

Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. A proxy need not be a member of the Company.

Instruments of proxy shall be in any common form or in such other form as the Directors may approve. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or if the appointor is a corporation either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

The instrument appointing a proxy and (if required by the Directors) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the registered office of the Company (or at such other place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than 48 hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date named in it as the date of its execution. Delivery of any instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

P. **Calls on Shares and forfeiture of Shares**

The Directors may from time to time make calls upon the members of the Company in respect of any moneys unpaid on their Shares (whether on account of the nominal amount of the Shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times and each member shall (subject to the Company serving upon him at least 14 days' notice specifying the time and place of payment) pay to the Company at the time and place so specified the amount called on his Shares. A call may be revoked or postponed as the Directors may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

A call may be made payable either in one sum or by instalments and shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed. The joint holders of a Share shall be jointly and severally liable to pay all calls and instalments due in respect of such share or other moneys due in respect thereof.

If a sum called in respect of a Share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

If any call or instalment of a call remains unpaid on any Share after the day appointed for payment thereof, the Directors may at any time serve a notice on the holder of such Shares requiring payment of so much of the call or instalment as is unpaid together with any interest which may be accrued and which may still accrue up to the date of actual payment.

The notice shall name a further day (not being less than 14 days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non-payment on or before the day and at the place appointed, the Shares in respect of which such call was made or instalment is unpaid will be liable to be forfeited.

If the requirements of such notice are not complied with, any Share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited Shares and not actually paid before the forfeiture. A forfeited Share shall be deemed to be the property of the Company and may be sold, re-allotted, cancelled or otherwise disposed of.

A person whose Shares have been forfeited shall thereupon cease to be a member of the Company in respect of the forfeited Shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at

the date of forfeiture were payable by him to the Company in respect of the Shares, together with interest thereon at such rate not exceeding 15 per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture until payment, and the Directors may enforce payment without being under any obligation to make any allowance for the value of the Shares forfeited, at the date of forfeiture.

Q. Inspection of register of members

The register of members of the Company shall be kept in such manner as to show at all times the members of the Company for the time being and the Shares respectively held by them. The register may, on notice being given by advertisement in such one or more newspapers as the Directors may determine, be closed at such times and for such periods as the Directors may from time to time determine either generally or in respect of any class of Shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

Any register of members kept in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Directors may impose) be open to inspection by any member of the Company without charge and by any other person on payment of such fee not exceeding $2.50 (or such higher amount as may from time to time be permitted under the Listing Rules) as the Directors may determine for each inspection.

R. Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting.

Save as otherwise provided by the Articles two members of the Company present in person or by proxy shall be a quorum provided always that if the Company has only one shareholder of record the quorum shall be that one member present in person or by proxy.

A corporation being a member shall be deemed for the purpose of the Articles of Association to be present in person if represented by its duly authorised representative being the person appointed by resolution of the directors or other governing body of such corporation or by power of attorney to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

The quorum for a separate general meeting of the holders of a separate class of Shares of the Company is described in sub-paragraph D above.

S. Rights of minorities in relation to fraud or oppression

There are no provisions in the Articles of Association concerning the rights of minority shareholders in relation to fraud or oppression.

T. Procedure on liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of Shares (i) if the Company shall be wound up and the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the Shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the Shares held by them respectively.

If the Company shall be wound up, the liquidator may with the sanction of a special resolution of the Company, divide amongst the members of the Company in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any assets, shares or other securities in respect of which there is a liability.

U. **Untraceable members**

The Company shall be entitled to sell any Shares of a member or the Shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if: (i) all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such Shares have remained uncashed for a period of 12 years; (ii) the Company has not during that time or before the expiry of the three month period referred to in (iv) below received any indication of the whereabouts or existence of the member; (iii) during the 12 year period, at least three dividends in respect of the Shares in question have become payable and no dividend during that period has been claimed by the member; and (iv) upon expiry of the 12 year period, the Company has caused an advertisement to be published in the newspaper, giving notice of its intention to sell such Shares and a period of three months has elapsed since such advertisement and the recognised Stock Exchange has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds.

SUMMARY OF CAYMAN ISLANDS COMPANY LAW AND TAXATION

A. Introduction

The Companies Law (2000 Revision) of the Cayman Islands (the "Companies Law") is derived, to a large extent, from the older Companies Acts of England, although there are significant differences between the Companies Law and the current Companies Act of England. Set out below is a summary of certain provisions of the Companies Law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of corporate law and taxation which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

B. Incorporation

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on 24th August, 2000 under the Companies Law. As such, its operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the size of its authorised share capital.

C. Share capital

The Companies Law permits a company to issue ordinary shares, preference shares, redeemable shares or any combination thereof.

The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premia on those shares shall be transferred to an account called the "share premium account". At the option of a company, these

provisions may not apply to premia on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by a company, subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation:

(a) paying distributions or dividends to members;

(b) paying up unissued shares of the company to be issued to members as fully paid bonus shares;

(c) in the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law);

(d) writing-off the preliminary expenses of the company;

(e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and

(f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course of business.

The Companies Law provides that, subject to confirmation by the Grand Court of the Cayman Islands, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, by special resolution reduce its share capital in any way.

Subject to the detailed provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorised to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorise the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorised by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and to act in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

D. Dividends and distributions

With the exception of section 34 of the Companies Law, there are no statutory provisions relating to the payment of dividends. Based upon English case law which is likely to be persuasive in the Cayman Islands in this area, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company's memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see C above for further details).

E. Shareholders' suits

The Cayman Islands courts can be expected to follow English case law precedents. The rule in Foss v. Harbottle (and the exceptions thereto which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained has been applied and followed by the courts in the Cayman Islands.

F. Protection of minorities

In the case of a company (not being a bank) having a share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any shareholder of a company may petition the Grand Court of the Cayman Islands which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Claims against a company by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company's memorandum and articles of association.

The English common law rule that the majority will not be permitted to commit a fraud on the minority has been applied and followed by the courts of the Cayman Islands.

G. Disposal of assets

The Companies Law contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

H. Accounting and auditing requirements

The Companies Law requires that a company shall cause to be kept proper books of account with respect to:

(a) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place;

(b) all sales and purchases of goods by the company; and

(c) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company's affairs and to explain its transactions.

I. Register of members

An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as its directors may, from time to time, think fit. There is no requirement under the Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

J. Inspection of books and records

Members of a company will have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company's articles of association.

K. Special resolutions

The Companies Law provides that a resolution is a special resolution when it has been passed by a majority of not less than two-thirds (or such greater number as may be specified in the articles of association of the company) of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Written resolutions signed by all the members entitled to vote for the time being of the company may take effect as special resolutions if this is authorised by the articles of association of the company.

L. **Subsidiary owning shares in parent**

The Companies Law does not prohibit a Cayman Islands company acquiring and holding shares in its parent company provided its objects so permit. The directors of any subsidiary making such acquisition must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the subsidiary.

M. **Reconstructions**

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75 per cent. in value of shareholders or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting shareholder would have the right to express to the Grand Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Grand Court of the Cayman Islands is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management and if the transaction were approved and consummated the dissenting shareholder would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of his shares) ordinarily available, for example, to dissenting shareholders of United States corporations.

N. **Take-overs**

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90 per cent. of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Grand Court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Grand Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

O. **Indemnification**

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

P. **Liquidation**

A company is placed in liquidation either by an order of the court or by a special resolution (or, in certain circumstances, an ordinary resolution) of its members. A liquidator is appointed whose duties are to collect the assets of the company (including the amount (if any) due from the contributories (shareholders)), settle the list of creditors and discharge the company's liability to them, rateably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

Q. **Stamp duty on transfers**

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

R. **Taxation**

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(2) in addition, that no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(i) on or in respect of the shares, debentures or other obligations of the Company; or

(ii) by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

The undertaking is for a period of twenty years from 19th September, 2000.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

S. **Exchange control**

There are no exchange control regulations or currency restrictions in the Cayman Islands.

T. **General**

Maples and Calder Asia, the Company's legal advisers on Cayman Islands law, have sent to the Company a letter of advice summarising aspects of Cayman Islands company law. This letter, together with a copy of the Companies Law, is available for inspection as referred to in the section headed "Documents available for inspection" in Appendix VI. Any person wishing to have a detailed summary of Cayman Islands company law or advice on the differences between it and the laws of any jurisdiction with which he/she is more familiar is recommended to seek independent legal advice.

A. FURTHER INFORMATION ABOUT THE COMPANY

1. Incorporation

The Company was incorporated in the Cayman Islands under the Companies Law as an exempted company with limited liability on 24th August, 2000 with an authorised share capital of HK$350,000 divided into 3,500,000 of HK$0.10 each. The Company has established a place of business in Hong Kong at Room 2705, 27th Floor, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong and has been registered as an oversea company in Hong Kong under Part XI of the Companies Ordinance on 30th November, 2000. In connection with such registration, Kwok Ho and Ip Chi Ming have been appointed as the authorised representatives of the Company for the acceptance of service of process and notices on behalf of the Company in Hong Kong. As the Company is incorporated in the Cayman Islands, and is subject to the Companies Law, its constitution comprises a memorandum of association and articles of association. A summary of the main provisions of the Articles of Association and relevant aspects of the Companies Law is set out in Appendix IV to this prospectus.

2. Changes in share capital of the Company

(a) As at the date of incorporation of the Company, its authorised share capital was HK$350,000 divided into 3,500,000 Shares of HK$0.10 each, two of which were allotted and issued, as to one each, to Joanna Lawrence and Forde Pierson respectively for cash at par.

(b) On 24th August, 2000, the two Shares held by Joanna Lawrence and Forde Pierson were transferred to Kailey for cash at par.

(c) On 23rd November, 2000, written resolutions of the sole shareholder of the Company were passed pursuant to which the authorised share capital of the Company was increased from HK$350,000 to HK$500,000,000 by the creation of an additional 4,996,500,000 new Shares, such new Shares ranking pari passu in all respects with the existing Shares.

(d) Pursuant to the Corporate Reorganisation and as consideration for the acquisition by the Company from Kailey, Ip Chi Ming, Ng Man Cheung and Cheung Wai Sun of their respective shareholdings in Timor Enterprise (which, together, constitute the entire issued share capital of Timor Enterprise), on 1st December, 2000, the Company allotted and issued an aggregate of 998 Shares, credited as fully paid, to Kailey and three companies wholly-owned by Ip Chi Ming, Ng Man Chung and Cheung Wai Sun respectively. The Company then became owned by Kailey, Ip Chi Ming, Ng Man Chung and Cheung Wai Sun as to 74.5%, 17%, 4.5% and 4% (being the same proportion as Timor Enterprise was previously owned by them).

(e) Save as disclosed in this prospectus, there has been no alteration in the share capital of the Company since its incorporation.

3. **Written resolutions of the sole shareholder of the Company passed on 23rd November, 2000 and 29th November, 2000 respectively**

By written resolutions of the sole shareholder of the Company passed on 23rd November, 2000 and 29th November, 2000 respectively:—

(a) the Company approved and adopted the Memorandum and Articles of Association, the provisions of which are summarised in Appendix IV of this prospectus, in substitution for its then existing articles of association;

(b) the authorised share capital of the Company was increased from HK$350,000 to HK$500,000,000 by the creation of a further 4,996,500,000 Shares to rank pari passu with the existing Shares in all respects;

(c) conditional on the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Shares in issue and the Shares to be issued as mentioned herein (including any Shares which may be issued pursuant to the exercise of options granted under the Share Option Scheme and any additional Shares which may be issued pursuant to the exercise of the Over-allotment Option) and on the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and not being terminated in accordance with the terms of the Underwriting Agreement or otherwise, in each case on or before 4th January, 2001:

(i) the Share Offer (including the Over-allotment Option) was approved and the Directors were authorised to allot and issue the Offer Shares pursuant thereto (including any Shares which may be required to be issued if the Over-allotment Option is exercised); and

(ii) the rules of the Share Option Scheme were approved and adopted, and the Directors were authorised, at their absolute discretion, to grant options to subscribe for Shares thereunder and to allot, issue and deal with Shares pursuant to the exercise of subscription rights attaching to any options granted under the Share Option Scheme and to take all such actions as they consider necessary or desirable to implement the Share Option Scheme;

(d) conditional on the share premium account of the Company being credited as a result of the Share Offer, a total of HK$119,999,900 of such amount credited was directed to be capitalised and applied in paying up in full 1,199,999,000 Shares in total for allotment and issue to the following persons (being the only holders of Shares on the register of members of the Company on 4th December, 2000) in the following proportions:—

Name of Shareholder	Amount capitalised *(HK$)*	Number of Shares to be allotted and issued
Kailey	89,399,925.50	893,999,255
Young West Investments Ltd.	20,399,983.00	203,999,830
Sin Fung Investment Ltd.	5,399,995.50	53,999,955
Jumbo Jade Investment Ltd.	4,799,996.00	47,999,960

(e) a general unconditional mandate was given to the Directors to allot, issue and deal with, otherwise than by way of rights or an issue of Shares pursuant to the exercise of any options which may be granted under the Share Option Scheme or any Shares of the Company allotted in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association, Shares with an aggregate nominal value not exceeding 20 per cent. of the aggregate nominal value of the share capital of the Company in issue immediately following the completion of the Capitalisation Issue and the Share Offer (including the Shares which may be issued pursuant to the exercise of the Over-allotment Option), such mandate to remain in effect until whichever is the earliest of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any other applicable laws to be held; or

(iii) the time when such mandate is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;

(f) a general unconditional mandate (the "Repurchase Mandate") was given to the Directors authorising them to exercise all powers of the Company to repurchase on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognised by the Securities and Futures Commission in Hong Kong and the Stock Exchange for this purpose such number of Shares as will represent up to 10 per cent. of the aggregate nominal value of the share capital of the Company in issue immediately following the completion of the Capitalisation Issue and the Share Offer (including the share capital of the Company which may be issued pursuant to the exercise of the Over-allotment Option), such mandate to remain in effect until whichever is the earliest of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any other applicable laws to be held; or

(iii) the time when such mandate is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

(g) the general unconditional mandate mentioned in sub-paragraph (f) above was extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company pursuant to the mandate to repurchase Shares referred to in sub-paragraph (f) above, provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal value of the share capital of the Company in issue immediately following the completion of the Capitalisation Issue and the Share Offer (include the Shares which may be issued pursuant to the exercise of the Over-allotment Option).

4. **Corporate reorganisation**

The companies comprising the Group underwent a reorganisation to rationalise the Group's structure in preparation for the listing of the Shares on the Stock Exchange, pursuant to which the Company became the ultimate holding company within the Group.

Prior to the implementation of the Corparate Reorganisation, Timor Enterprise, being the then holding company of the operating subsidiaries of the Group, was wholly-owned by Kailey. Kailey was then owned as to 64.5% by Kwok Ho, 17% by Ip Chi Ming, 10% by Chiu Na Lai, 4.5% by Ng Man Chung and 4% by Cheung Wai Sun.

Pursuant to a share transfer agreement dated 29th November, 2000, Kwok Ho acquired from Ip Chi Ming, Ng Man Chung and Cheung Wai Sun the ordinary shares in Kailey owned by each of them. In consideration, Kwok Ho procured Kailey to transfer 8,500 Shares, 2,250 Shares and 2,000 Shares in Timor Enterprise to Ip Chi Ming, Ng Man Chung and Cheung Wai Sun respectively. Immediately after the completion of such transfers, Timor Enterprise became owned as to 74.5% by Kailey, 17% by Ip Chi Ming, 4.5% by Ng Man Chung and 4% by Cheung Wai Sun (Ip Chi Ming, Ng Man Chung and Cheung Wai Sun thereby became direct holders of shares in Timor Enterprise in the same proportion as they previously held shares in Kailey). Kailey became owned as to 90% by Kwok Ho and 10% by Chiu Na Lai. As Kwok Ho increased his shareholding in Kailey, his attributable interest in Timor Enterprise was increased, and Chiu Na Lai's was reduced, by 2.55%.

Pursuant to a board resolution of Timor Enterprise passed on 1st December, 2000, an aggregate of 10,000 Shares of US$1.00 each were issued, credited as fully paid, by Timor Enterprise to Kailey, Ip Chi Ming, Ng Man Chung and Cheung Wai Sun in proportion to their respective shareholdings in Timor Enterprise. Such shares were issued by way of capitalisation of an aggregate amount of HK$15,221,530 owing from Timor Enterprise to Kailey, Ip Chi Ming, Ng Man Chung and Cheung Wai Sun in proportion to their respective shareholdings in Timor Enterprise.

Pursuant to a reorganisation agreement dated 1st December, 2000 (being the reorganisation agreement referred to in sub-paragraph (b) in the section headed "Material contracts" in this Appendix), the Company acquired from Kailey, Ip Chi Ming, Ng Man Chung and Cheung Wai Sun 44,700 Shares, 10,200 Shares, 2,700 Shares and 2,400 Shares respectively in Timor Enterprise, being, together, the entire issued share capital of Timor Enterprise. In consideration, the Company allotted and issued an aggregate of 998 Shares, credited as fully paid, to Kailey and three companies incorporated in the British Virgin Islands wholly-owned by Ip Chi Ming, Ng Man Chung and Cheung Wai Sun respectively. The Company then became owned by Kailey, Ip Chi Ming, Ng Man Chung and Cheung Wai Sun as to 74.5%, 17%, 4.5% and 4% (being the same proportion as Timor Enterprise was previously owned by them).

5. **Changes in share capital of subsidiaries**

The subsidiaries of the Company are referred to in the Accountants' Report, the text of which is set out in Appendix I to this prospectus.

The following alterations in the share capital of the Company's subsidiaries have taken place within the two years immediately preceding the date of this prospectus:—

(a) Chaoda Modern Agriculture - (1) in December, 1999, the total investment and registered capital were altered from RMB1,000,000 to HK$1,000,000; and (2) in January, 2000, the total investment and registered capital were increased from HK$1,000,000 to HK$6,000,000.

(b) Chaoda Green Agriculture - (1) in May, 2000, the total investment and registered capital were increased from RMB3,000,000 to RMB4,000,000; and (2) in June, 2000, the total investment and registered capital were increased from RMB4,000,000 to RMB6,000,000.

(c) Timor Enterprise - on 1st December, 2000, the authorised share capital of Timor Enterprise was increased from US$50,000 to US$60,000 by the creation of an additional 10,000 shares of US$1.00 each ranking pari passu in all respects with the then existing shares of Timor Enterprise, and Timor Enterprise allotted and issued 10,000 shares of US$1.00 each to Kailey, Ip Chi Ming, Ng Man Chung, Cheung Wai Sun in proportion to their respective shareholdings in Timor Enterprise (such shares were allotted and issued by way of capitalising the shareholders' loans owing from Timor Enterprise to Kailey, Ip Chi Ming, Ng Man Chung and Cheung Wai Sun in proportion to their respective shareholdings in Timor Enterprise).

6. **Repurchase by the Company of its own securities**

This section includes information required by the Stock Exchange to be included in this prospectus concerning the repurchase by the Company of its own securities.

(a) *Provisions of the Listing Rules*

The Listing Rules permit companies whose primary listing on the Stock Exchange to purchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(i) Shareholders' approval

The Listing Rules provide that all proposed repurchases of securities on the Stock Exchange by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of the shareholders of the company, either by way of general mandate or by specific approval of a specific transaction.

Note: Pursuant to written resolutions of the sole shareholder of the Company passed on 23rd November, 2000, a general unconditional mandate ("Repurchase Mandate") was given to the Directors authorising the Directors the repurchase of Shares by the Company on the Stock Exchange, or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission in Hong Kong and the Stock Exchange for this purpose, up to an aggregate nominal value not exceeding 10% of the aggregate nominal value of share capital of the Company in issue immediately after the completion of the Capitalisation Issue and the Share Offer (including the Shares which may be issued pursuant to the exercise of the Over-allotment Option), at any time until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held, or when revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company, whichever comes first.

(ii) Source of funds

Repurchases must be funded out of funds legally available for the purpose in accordance with the Articles of Association and the laws of the Cayman Islands. A listed company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange.

It is presently proposed that any repurchase of securities would be made out of capital paid up on the repurchased securities and the profits of the Company, which would otherwise be available for dividend and, in the case of any premium payable on such repurchase, from the Company's share premium account.

(iii) Trading restrictions

The securities proposed to be repurchased by a company must be fully paid up. A maximum of 10% of the existing issued share capital of the company may be repurchased on the Stock Exchange. A company may not issue or announce an issue of new shares of the type that has been repurchased for a period of 30 days immediately following a repurchase (other than an issue of securities pursuant to an exercise of share options or similar instruments requiring the company to issue securities which were outstanding prior to such repurchase) without the prior approval of the Stock Exchange. In addition, all repurchases of securities on the Stock Exchange in any calendar month are limited to a maximum of 25% of the trading volume of such securities on the Stock Exchange in the immediately preceding calendar month. The Listing Rules also prohibit a company from repurchasing its securities on the Stock Exchange if the repurchase would result in the number of listed securities which are in the hands of the public falling below 25% or the relevant prescribed minimum percentage as required by the Stock Exchange.

(iv) Status of repurchased shares

The Listing Rules provide that the listing of all repurchased securities (whether effected on the Stock Exchange or otherwise) will be automatically cancelled and delisted upon repurchase irrespective of whether or not such repurchase takes place on the Stock Exchange, and the certificates for those securities must be cancelled and destroyed. Under Cayman Islands law, all repurchased Shares shall be treated as cancelled.

(v) Suspension of repurchase

The Listing Rules prohibit any repurchase of securities after a price-sensitive development has occurred or has been the subject of directors' decision until the price-sensitive information has been publicly announced . In addition, the Stock Exchange may prohibit repurchases of securities on the Stock Exchange if the Stock Exchange considers that a company has breached the Listing Rules.

(vi) Reporting requirements

Under the Listing Rules, repurchases of securities on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 9:30 a.m. (Hong Kong time) on the following business day. In addition, the company's annual report is required to disclose details regarding repurchases of securities made during the year, including the number of securities repurchased and the aggregate prices paid.

(vii) Connected parties

The Listing Rules prohibit a company from knowingly repurchasing securities on the Stock Exchange from a "connected person", which term includes a director, chief executive or substantial shareholder of the company or any of its subsidiaries or an associate (as defined in the Listing Rules) of any of them and a connected person shall not knowingly sell his securities to the company.

(b) *Reasons for repurchases*

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders of the Company to enable the Company to repurchase Shares in the market. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the Company's net asset value and/or earnings per Share and such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

(c) *Exercise of the Repurchase Mandate*

Exercise in full of the Repurchase Mandate, on the basis of 1,600,000,000 Shares in issue after the completion of the Capitalisation Issue and the Share Offer (but taking no account of any Shares which may be issued upon the exercise of the Over-allotment Option) and on the basis of 1,660,000,000 Shares in issue after the completion of the Capitalisation Issue and the Share Offer (assuming exercise of the Over-allotment Option in full) could accordingly result in up to 160,000,000 Shares and 166,000,000 Shares respectively being repurchased by the Company during the course of the period until (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Law or any other applicable laws of the Cayman Islands to be held; or (iii) the revocation, variation or renewal of the Repurchase Mandate by ordinary resolution of the shareholders of the Company in general meeting, whichever occurs first.

(d) *Funding of repurchase*

In repurchasing securities, the Company may only apply funds legally available for such purpose in accordance with the Articles of Association, the Listing Rules and the applicable laws of the Cayman Islands.

The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

(e) *General*

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), has any present intention if the Repurchase Mandate is exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

If as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of The Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Accordingly, a shareholder, or a group of shareholders acting in concert (within the meaning of the Takeovers Code) could, depending on the level of increase of his or their interest, obtain or consolidate control of the Company and become(s) obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code as a result of any such increase. The Directors are not aware of any shareholders or group of shareholders acting in concert who will be obliged to make a mandatory offer as a result of any repurchase pursuant to the Repurchase Mandate.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is exercised.

B. FURTHER INFORMATION ABOUT THE BUSINESS

1. Material contracts

The following contracts (not being contracts in the ordinary course of business) have been entered into by members of the Group within the two years preceding the date of this prospectus and are or may be material:

(a) an underwriting agreement dated 4th December, 2000 made between, inter alia, the Company, the executive Directors, the Sponsor and the Underwriters, being the underwriting agreement referred to in the section headed "Underwriting — Underwriting arrangements and expenses" in this prospectus;

(b) a reorganisation agreement dated 1st December, 2000 made between the Company, Kailey, Kwok Ho, Chiu Na Lai, Ip Chi Ming, Ng Man Chung and Cheung Wai Sun relating to the Corporate Reorganisation referred to in the paragraph headed "Corporate reorganisation" of this Appendix;

(c) a termination agreement dated 23rd October, 2000 made between Chaoda Modern Agriculture and Xiamen Chaoda Microbe Organic Fertiliser Co. Ltd. relating to the termination of a supply agreement dated 25th August, 1997 in respect of the supply of organic fertilisers;

(d) a termination agreement dated 28th November, 2000 made between Chaoda Modern Agriculture and Fujian Chaoda Agricultural Produce Trading Company Limited relating to the termination of a supply agreement dated 28th January, 1999 in respect of the supply of organic fertilisers and plant growth regulators;

(e) a supply agreement dated 1st December, 2000 made between Chaoda Modern Agriculture and Fujian Chaoda Agricultural Produce Trading Company Limited relating to the supply of organic fertilisers by Fujian Chaoda Agricultural Produce Trading Company Limited to Chaoda Modern Agriculture, further details of which are set out under section headed "Business — connected transactions" in this prospectus;

(f) a supply agreement dated 1st December, 2000 made between Chaoda Modern Agriculture and Fujian Chaoda Agricultural Produce Trading Company Limited relating to the supply of plant growth regulators by Fujian Chaoda Agricultural Produce Trading Company Limited to Chaoda Modern Agriculture, further details of which are set out under the section headed "Business — connected transactions" in this prospectus;

(g) a supply agreement dated 1st December, 2000 made between Chaoda Modern Agriculture and Beijing Chaoda Yingjun Bio-tech Company Limited relating to the supply of seeds by Beijing Chaoda Yingjun Bio-tech Company Limited to Chaoda Modern Agriculture, further details of which are set out under the section headed "Business — connected transactions" in this prospectus;

(h) a trade mark licence agreement dated 1st December, 2000 made between Kwok Ho and the Company pursuant to which the Company and other members of the Group were granted the exclusive right to use the "Chaoda" trade mark in connection with the production, sale, supply and distribution of agricultural produce at no consideration for a term of 10 years, further details of which are set out in the section headed "Business — connected transactions" in this prospectus;

(i) a deed of indemnity dated 4th December, 2000, executed by Kailey, Kwok Ho, Chiu Na Lai, Ip Chi Ming and Young West Investments Ltd. in favour of the Company containing the indemnities referred to in the paragraph headed "Estate Duty, tax indemnity and other indemnities" in this Appendix;

(j) a share transfer agreement dated 10th December, 1999 made between Timor Enterprise, Kwok Ho and Chao Bing, pursuant to which Timor Enterprise acquired from Kwok Ho an 80% equity interest, and from Chao Bing a 20% equity interest, in Chaoda Modern Agriculture at a consideration of RMB4,000,000 and RMB1,000,000 respectively;

(k) a share transfer agreement dated 18th January, 2000 made between Chaoda Green Agriculture, Fujian Chaoda Group Limited and Fujian Wen Cheng, pursuant to which Chaoda Green Agriculture acquired from Fujian Chaoda Group Limited a 60% equity interest, and from Fujian Wen Cheng an 8% equity interest, in Chaoda Livestock at a consideration of RMB1,680,000 and RMB220,000 respectively;

(l) a share transfer agreement dated 20th January, 2000 made between Chaoda Green Agriculture, Chaoda Modern Agriculture and Fujian Wen Cheng, pursuant to which Chaoda Modern Agriculture acquired from Fujian Wen Cheng a 32% equity interest in Chaoda Livestock at a consideration of RMB900,000;

(m) a share transfer agreement dated 23rd June, 2000 made between Chaoda Modern Agriculture and Chaoda Green Agriculture, pursuant to which Chaoda Green Agriculture acquired from Chaoda Modern Agriculture a 27% equity interest in Chaoda Livestock at a consideration of RMB760,000;

(n) a share transfer agreement dated 20th January, 2000 made between Fujian Wen Cheng, Chaoda Modern Agriculture and Fujian Chaoda Group Limited, pursuant to which Chaoda Modern Agriculture acquired from Fujian Chaoda Group Limited a 70% equity interest in Chaoda Green Agriculture at a consideration of RMB2,100,000;

(o) a share transfer agreement dated 30th January, 2000 made between Chaoda Modern Agriculture, Chaoda Vegetable and Fujian Wen Cheng, pursuant to which Chaoda Vegetable acquired from Fujian Wen Cheng a 30% equity interest in Chaoda Green Agriculture at a consideration of RMB900,000;

(p) a share transfer agreement dated 2nd June, 2000 made between Chaoda Modern Agriculture and Chaoda Vegetable, pursuant to which Chaoda Vegetable acquired from Chaoda Modern Agriculture a 60% equity interest in Chaoda Green Agriculture at a consideration of RMB2,400,000;

(q) a letter of confirmation dated 28th August, 2000 signed by Chao Bing, Timor Enterprise and Chaoda Modern Agriculture, pursuant to which Chao Bing confirmed receipt of a consideration of RMB1,000,000, for transferring to Timor Enterprise a 20% equity interest in Chaoda Modern Agriculture according to the share transfer agreement referred to in sub-paragraph (j) above;

(r) a letter of confirmation dated 28th September, 2000 signed by Kwok Ho and Timor Enterprise, pursuant to which Kwok Ho confirmed receipt of a consideration of RMB4,000,000 for transferring to Timor Enterprise of an 80% equity interest in Chaoda Modern Agriculture under the share transfer agreement referred to in sub-paragraph (j) above;

(s) a letter of confirmation dated 28th August, 2000 signed by Fujian Chaoda Group Limited, Fujian Wen Cheng, Chaoda Modern Agriculture and Chaoda Green Agriculture pursuant to which Fujian Chaoda Group Limited, Fujian Wen Cheng and Chaoda Modern Agriculture each confirmed receipt of consideration in respect of various transfers of equity interests in Chaoda Vegetable under the share transfer agreement referred to in sub-paragraphs (k) to (m) above;

(t) a letter of confirmation dated 28th August, 2000 signed by Fujian Chaoda Group Limited and Chaoda Modern Agriculture, pursuant to which Fujian Chaoda Group Limited confirmed receipt of a consideration of RMB2,100,000 for transferring to Chaoda Modern Agriculture a 70% equity interest in Chaoda Green Agriculture under the share transfer agreement referred to in sub-paragraph (n) above;

(u) a letter of confirmation dated 28th August, 2000 signed by Fujian Wen Cheng, Chaoda Vegetable and Chaoda Green Agriculture, pursuant to which Fujian Wen Cheng confirmed receipt of a consideration of RMB900,000 for transferring to Chaoda Vegetable a 30% equity interest in Chaoda Green Agriculture under the share transfer agreement referred to in sub-paragraph (o) above;

(v) a letter of confirmation dated 28th August, 2000 signed by Chaoda Modern Agriculture, Chaoda Vegetable and Chaoda Green Agriculture, pursuant to which Chaoda Modern Agriculture confirmed receipt of a consideration of RMB2,400,000 for transferring to Chaoda Vegetable a 60% equity interest in Chaoda Green Agriculture under the share transfer agreement referred to in paragraph (p) above;

(w) a sale and purchase contract dated 16th March, 1999 made between 金必順(福建)房地產開發有限公司 and Chaoda Modern Agriculture under which Chaoda Modern Agriculture agreed to purchase a commercial property in the PRC from 金必順(福建)房地產開發有限公司;

(x) an agreement dated 2nd November, 2000 made between 金必順(福建)房地產開發有限公司, Chaoda Modern Agriculture and Fujian Chaoda Group Limited, pursuant to which Chaoda Modern Agriculture assigned to Fujian Chaoda Group Limited its rights and benefits under the sale and purchase contract described in paragraph (w) (including the rights and benefits to a deposit in the amount of RMB20,000,000 paid by Chaoda Modern Agriculture to 金必順(福建)房地產開發有限公司) at a consideration of RMB20,000,000;

(y) a deed of assignment dated 29th November, 2000 made between Chaoda Modern Agriculture, Timor Enterprise and Fujian Chaoda Group Limited, pursuant to which Chaoda Modern Agriculture assigned to Timor Enterprise its rights and benefits to the consideration of RMB20,000,000 payable by Fujian Chaoda Group Limited under the agreement described in paragrpah (w); and

(z) a deed of assignment dated 29th November, 2000 made between Timor Enterprise, Kailey, Ip Chi Ming, Ng Man Chung, Cheung Wai Sun and Fujian Chaoda Group Limited, pursuant to which Timor Enterprise assigned to Kailey, Ip Chi Ming, Ng Man Chung and Cheung Wai Sun (in proportion to their respective shareholdings in Timor Enterprise) its rights and benefits to the consideration of RMB20,000,000 payable by Fujian Chaoda Group Limited under the agreement described in paragraph (w).

2. **Intellectual property rights**

Pursuant to a trade mark licence agreement dated 1st December, 2000 made between Kwok Ho and the Company, the Company and other members of the Group were granted the exclusive right to use the "Chaoda" trade mark set out below in connection with the production, sale, supply and distribution of agricultural produce at no consideration for an initial term of 10 years commencing 1st December, 2000 ("Initial Term"). During the Initial Term, the agreement may be teminated by the Company giving Kwok Ho not less than three months' notice in writing. At the end of the Initial Term, the agreement shall remain in force unless and until terminated by either party giving the other not less than three months' notice of termination in writing.

Kwok Ho has applied for the registration of the "Chaoda" trade mark in the PRC, Hong Kong and Japan and details of such applications are set out below. The Group has been granted the exclusive right to use the "Chaoda" trade mark in connection with the production, sale, supply and distribution

of agricultural produce. Kwok Ho retains the right to use the "Chaoda" trade mark himself and to licence the right to use such trade mark to any third party for purposes other than the business of production, sale, supply and distribution of agricultural produce.

Trade mark	Class	Territory of application	Application number	Application Date
超大 CHAODA	29	PRC	2000128626	29th September, 2000
超大 CHAODA	31	PRC	2000128627	29th September, 2000
超大 CHAODA	35	PRC	2000128628	29th September, 2000
超大 CHAODA	29	Hong Kong	2000 22512	11th October, 2000
超大 CHAODA	31	Hong Kong	2000 22513	11th October, 2000
超大 CHAODA	35	Hong Kong	2000 22514	11th October, 2000
超大 CHAODA	29	Japan	2000-110940	11th October, 2000
超大 CHAODA	30	Japan	2000-110940	11th October, 2000
超大 CHAODA	31	Japan	2000-110940	11th October, 2000
超大 CHAODA	35	Japan	2000-110940	11th October, 2000

Save as aforesaid there are no other trade or service marks, patents or other intellectual or industrial property rights which are material in relation to the Group's business or are owned or used by any company within the Group.

C. FURTHER INFORMATION ABOUT THE SUBSIDIARIES IN THE PRC

Fuzhou Chaoda Modern Agriculture Development Company Limited

Location:	Fuzhou
Date of establishment:	1st December, 1994
Nature of entity:	wholly-foreign-owned enterprise established in the PRC
Scope of business:	planting and sale of agricultural produce
Equity interest held by the Group:	Timor Enterprise Limited (100%)
Total investment:	HK$6,000,000
Registered capital:	HK$6,000,000
Term of operation:	35 years from 1st December, 1994 to 27th December, 2029

Fujian Chaoda Green Agriculture Development Company Limited

Location:	Fuzhou
Date of establishment:	14th January, 1999
Nature of entity:	sino-foreign equity joint venture enterprise established in the PRC
Scope of business:	planting and sale of agricultural produce
Joint venture parties and their capital contribution ratio:	Chaoda Vegetable & Fruits Limited (90%) Fuzhou Chaoda Modern Agriculture Development Company Limited (10%)
Total investment:	RMB6,000,000
Registered capital:	RMB6,000,000
Term of operation:	30 years from 14th January, 1999

Fujian Chaoda Livestock Company Limited

Location:	Fuzhou
Date of establishment:	15th December, 1998
Nature of entity:	limited liability company established in the PRC
Scope of business:	growing, breeding and sale of livestock
Equity interest held by the Group:	Fujian Chaoda Green Agriculture Development Company Limited (95%) Fuzhou Chaoda Modern Agriculture Development Company Limited (5%)
Total investment:	RMB2,800,000
Registered capital:	RMB2,800,000
Term of operation:	25 years from 15th December, 1998

D. FURTHER INFORMATION ABOUT DIRECTORS, MANAGEMENT AND STAFF

1. Disclosure of Interests

(a) Immediately following the completion of the Capitalisation Issue and the Share Offer, the interests of the Directors and chief executive of the Company in the equity and debt securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which, once the Shares are listed on the Stock Exchange, will have to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are taken or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance), or will be required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein, or will be

required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange, will be as follows:—

		Number of shares				
Name of Company	Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total
The Company	Kwok Ho	—	—	894,000,000[(1)]	—	894,000,000
The Company	Ip Chi Ming	—	—	204,000,000[(2)]	—	204,000,000
Kailey[(3)]	Kwok Ho	900	—	—	—	900
Kailey[(3)]	Chiu Na Lai	100	—	—	—	100

Notes

1. Held through Kailey in which Kwok Ho has a 90% shareholding interest.

2. Held through Young West Investments Ltd, which is wholly-owned by Ip Chi Ming.

3. The ultimate holding company of the Company, in which Kwok Ho has a 90% shareholding interest and Chiu Na Lai has a 10% shareholding interest.

(b) So far as is known to any Director or chief executive of the Company and taking no account of any Shares which may be taken up under the Share Offer, the following persons will, immediately following the completion of the Capitalisation Issue and the Share Offer, be directly or indirectly interested in ten per cent. or more of the Shares then in issue or shares carrying the right to vote in all circumstances at general meetings of any member of the Group.

	Number of Shares		
Name	Direct interest	Indirect interest	Approximate % of equity interest
Kwok Ho	—	894,000,000	55.875%
Kailey	894,000,000	—	55.875%
Ip Chi Ming	—	204,000,000	12.750%
Young West Investments Ltd.	204,000,000	—	12.750%

2. **Particulars of Directors' service contracts**

(i) Each of the executive Directors has entered into a service contract with the Company. The respective terms of the service contracts of the executive Directors are as follows:

Kwok Ho	9 years
Ip Chi Ming	5 years
Chiu Na Lai	3 years
Lee Yan	3 years

In all cases, the service contracts commenced on 1st December, 2000, and will continue thereafter unless and until terminated by either party giving to the other not less than three months' notice in writing.

(ii) Each of the executive Directors is entitled to a basic salary which will be reviewed at the discretion of the Board after such executive Director has completed 12 months of service. Any increase in the annual salary payable to any of the executive Directors shall not exceed 20% of the salary then payable to such executive Director.

(iii) In addition, each of the executive Directors is also entitled to participate in the Share Option Scheme and any profit-related bonus scheme of the Company at the discretion of the Board. The maximum aggregate amount of such discretionary bonus payable to all the executive Directors for any financial year shall not be more than 10% of the consolidated net profit (before such bonus payment) of the Group for such financial year.

(iv) The basic annual salaries of the executive Directors are as follow:

Kwok Ho	HK$960,000
Ip Chi Ming	HK$480,000
Chiu Na Lai	HK$480,000
Lee Yan	RMB72,000

(v) Save as disclosed herein, no other Director has entered into any service agreement with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

3. **Directors' remuneration**

It is estimated that an aggregate of approximately RMB1,841,000 (approximately HK$1,737,000) will be paid to the executive Directors as their remuneration for the year ending 30th June, 2001 taking no account of the discretionary bonus which the executive Directors will be entitled to as mentioned above.

The aggregate remuneration paid to the executive Directors for the three years ended 30th June, 2000 and the three months ended 30th September, 2000 amounted to approximately RMB72,000, RMB104,000, RMB915,000 and RMB367,000 respectively. The remuneration paid to each executive Director for each of the three years ended 30th June, 2000 and the three months ended 30th September, 2000 is set out below:

	Year ended 30th June,			Three months ended 30th September,
	1998	1999	2000	2000
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Kwok Ho	31	42	476	159
Ip Chi Ming	—	—	191	95
Chiu Na Lai	22	24	191	95
Lee Yan	19	38	57	18

4. **Personal guarantee**

Fujian Chaoda Group Limited, a company in which Kwok Ho holds a controlling interest, has given a guarantee in favour of Fujian Industrial Bank in connection with a loan in the amount of RMB15,000,000 made available to Chaoda Modern Agriculture. Pursuant to a letter agreement dated 28th September, 2000 between Fujian Industrial Bank, Chaoda Modern Agriculture, Fujian Chaoda Group Limited and the Company, Fujian Industrial Bank has agreed to release the guarantee provided by Fujian Chaoda Group Limited and to replace it by a corporate guarantee to be provided by the Company upon the listing of the Shares on the Stock Exchange.

5. **Agency fees or commissions received**

None of the Directors, the promoter of the Company or the experts named in the paragraph headed "Consents of experts" in this Appendix had received any agency fee or commission from the Group within the two years immediately preceding the date of this prospectus (except in the case of ICEA, for the underwriting commission payable to it pursuant to the Underwriting Agreement).

6. **Related party transactions**

Details of the related party transactions are set out in the section headed "Connected transactions — Business" on pages 87 to 93 of this prospectus.

7. **Disclaimers**

Save as disclosed in this prospectus,

(a) there are no existing or proposed service contracts (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)) between the Directors and any member of the Group;

(b) none of the Directors or the experts named in the paragraph headed "Consents of experts" in this Appendix has any direct or indirect interest in the promotion of, or in any assets which have been, within the two years immediately preceding the date of this prospectus, acquired or disposed of by or leased to, any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(c) none of the Directors is materially interested in any contract or arrangement subsisting at the date of this prospectus which is significant in relation to the business of the Group taken as a whole;

(d) taking no account of Shares which may be taken up under the Share Offer, none of the Directors knows of any person (not being a Director or chief executive of the Company) who will immediately following the completion of the Capitalisation Issue and the Share Offer be interested, directly or indirectly, in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group; and

(e) none of the Directors or chief executive of the Company has any interest in the shares or debentures of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which, once the Shares are listed on the Stock Exchange, will have to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (or any interest which he will be taken or deemed to have under section 31 of, or Part 1 of the Schedule to, the SDI Ordinance) or will be required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein, or will be required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

E. SHARE OPTION SCHEME

(a) Summary of terms

The following is a summary of the principal terms of the Share Option Scheme conditionally approved by a resolution of the sole shareholder of the Company dated 23rd November, 2000. Adoption of the Share Option Scheme is conditional upon satisfaction of the conditions set out in (xvi) (aa) in this section.

(i) *Who may join*

The board of directors of the Company (the "Board") may at their discretion grant options to any full-time employee (including an executive director) of a company within the Group to subscribe for Shares.

(ii) *Price of Shares*

The subscription price is to be determined by the Board in its absolute discretion but in any event not less than the higher of the nominal value of the Share and 80% of the average of the official closing prices of the Shares on the Stock Exchange for the five trading days immediately preceding the date on which the relevant option is offered to the employee.

(iii) *Maximum number of Shares*

The maximum number of Shares in respect of which options may be granted under the Share Option Scheme and any other scheme of the Company under which options to subscribe for Shares may be granted to employees of the Group shall not exceed 10% of the share capital of the Company in issue from time to time (except Shares issued upon exercise of options granted pursuant to the Share Option Scheme). The maximum number of Shares in respect of which options may be granted to any one employee, when aggregated with the total number of Shares

issued in respect of options which have been exercised by him and any Shares which are issuable be issued upon exercise of outstanding options granted to him shall not exceed 25% of the maximum number of Shares in respect of which options may be granted under the Share Option Scheme.

(iv) *Time of exercise of option*

An option may be exercised in accordance with the terms of the Share Option Scheme at any time during a period commencing six months after the date on which the option is accepted and expiring at the close of business on the date falling immediately prior to the fifth anniversary of the date on which the option is accepted.

(v) *Acceptance of offers*

An acceptance of any offer for the grant of options must be accepted within 30 days of the day of making such offer.

(vi) *Rights are personal to grantee*

An option may not be transferred or assigned and will be personal to the grantee of the option.

(vii) *Rights on ceasing employment*

If the grantee of an option ceases to be an employee of the Group for any reason other than death, ill-health or retirement in accordance with his contract of employment or for serious misconduct or other grounds referred to in sub-paragraph (viii) below before exercising his option in full, the option (to the extent not already exercised) may be exercised within the period of six months following the date of such cessation.

(viii) *Rights of death*

If a grantee of an option dies, the personal representatives of the grantee may exercise the option within a period of 6 months after the death of the grantee or at the expiration of the relevant option period, whichever is earlier, failing which the option will lapse.

(ix) *Rights of resignation or dismissal*

If the grantee of an option resigns or is dismissed from the employment of the Group by reason of misconduct, the option of such grantee will thereupon lapse.

(x) *Effects of alterations to capital*

In the event of any reduction, subdivision, reclassification, reconstruction or consolidation of the share capital of the Company or any capitalisation issue or rights issue, the number or nominal amount of Shares comprised in each option and/or the option price may be adjusted in such manner as the Board (having received a statement in writing from the auditors of the Company that in their opinion the adjustments proposed are fair and reasonable) may deem appropriate, provided always that no increase shall be made in the aggregate subscription price relating to any option.

(xi) *Rights on a general offer*

If a general offer by way of take-over is made to all the holders of Shares (or all such grantees other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), the grantee of an option (or his or her legal personal representatives) may by notice in writing to the Company within 21 days of such notice exercise the option to its full extent or to the extent specified in such notice.

If a general offer by way of a compromise or a scheme of arrangement is made to all the holders of Shares and the compromise or scheme has been approved by the necessary number of holders of Shares at the requisite meetings, the grantee of an option (or his or her legal personal representatives) may thereafter (but before such time as shall be notified by the Company) by notice in writing to the Company exercise the option to its full extent or to the extent specified in such notice.

(xii) *Rights on winding up*

If notice is duly given by the Company to its shareholders of a general meeting at which a resolution will be proposed for the voluntary winding up of the Company, the Company shall forthwith give notice to all grantees of options and every option shall be exercisable in whole or in part at any time thereafter until the resolution is duly passed or defeated or the meeting is concluded or adjourned sine die, whichever shall first occur. If such resolution is duly passed, all options shall, to the extent that they have not been exercised, thereupon cease and terminate.

(xiii) *Rights on reconstruction, compromise or arrangement*

In the event of a compromise or arrangement between the Company and its members or creditors being proposed in connection with a scheme for the reconstruction or amalgamation of the Company, notice of the relevant meeting shall be given to grantees of options on the same day notice is given to the Company's members and creditors and options (to the extent not already exercised) shall become exercisable on that date and may be exercised, either in whole or in part, by written notice to the Company accompanied by the exercise price, at any time until the earlier of 2 calendar months after the date of such notice or the date on which such compromise or arrangement is sanctioned by the court. Failing such exercise, all options will lapse.

(xiv) *Ranking of Shares*

Shares to be allotted on the exercise of an option will rank pari passu with the fully paid Shares in issue at the date of allotment and will entitle the grantees to participate in all dividends or other distributions paid or made after the date of allotment other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the day of allotment and the grantees will only be entitled to exercise any voting right in the member's meeting after the date of allotment.

(xv) *Period of the Share Option Scheme*

The Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Share Option Scheme becomes unconditional unless terminated earlier by resolution in general meeting of the shareholders, in which event no further options can be granted, but in all other respects the Share Option Scheme will remain in full force and effect to give effect to any options granted prior to the date of termination.

(xvi) *Others*

(aa) The Share Option Scheme is conditional on the Listing Committee of the Stock Exchange granting approval of such scheme, the subsequent grant of options by the Company pursuant thereto and listing of and permission to deal in the Shares to be issued pursuant to the exercise of any options which may be granted under the Share Option Scheme.

(bb) The terms and conditions of the Share Option Scheme shall not be altered to the advantage of the grantees of the options except with the approval of the shareholders in general meeting, provided that no such alteration will adversely affect the terms of issue of any option granted or agreed to be granted prior to such alteration except with the consent of grantees.

(cc) The Share Option Scheme may be altered in any respect by resolution of the Directors except that any material alteration to the terms and conditions of the Share Option Scheme shall be approved by the Stock Exchange and the provisions relating to the matters contained in rules 17.02 and 17.04(2) of the Listing Rules cannot be altered to the advantage of the participants without the prior approval of shareholders of the Company in general meeting.

(b) **Present status of the Share Option Scheme**

Application has been made to the Listing Committee of the Stock Exchange for the approval of the Share Option Scheme, the subsequent granting of options under the Share Option Scheme and listing of and permission to deal in the Shares which fall to be issued pursuant to the exercise of the options granted under the Share Option Scheme.

As at the date of this prospectus, no option has been granted or agreed to be granted.

E. OTHER INFORMATION

1. Estate duty, tax indemnity and other indemnities

Kailey, the Controlling Shareholders, Ip Chi Ming and Young West Investments Ltd. (the "Indemnifiers") have pursuant to document (i) in the "Material contracts" section of this Appendix jointly and severally given indemnities in connection with, inter alia, Hong Kong estate duty which might be payable by any member of the Group by reason of any transfer of property (within the meaning of Section 35 of the Estate Duty Ordinance, Chapter 111 of the Laws of Hong Kong) to any member of the Group on or before the date on which the Share Offer becomes unconditional (the "Relevant Date"). The deed of indemnity also contains indemnities given jointly and severally by the Indemnifiers in respect of taxation resulting from any income, profits or gains earned, accrued or received on or before the Relevant Date ("Taxation") which might be payable by any member of the Group.

The indemnity for Taxation does not apply in the following circumstances:—

(a) to the extent that provision or reserve has been made for the Taxation in such audited accounts as have been prepared for the company being indemnified as at 30th June, 2000; or

(b) if it has arisen in and relates to any liability since 30th June, 2000 unless the liability which would not have arisen but for some act or omission of, or transactions entered into by the company being indemnified other than in the course of normal day-to-day operations of the Group, on or before the Relevant Date; or

(c) to the extent that such liability for Taxation arises or is incurred as a result of the impostion of Taxation as a consequence of any retrospective change in the law coming into force after the date of the deed of indemnity or to the extent that such liability for Taxation arises or is increased by an increase in rates of Taxation after the date of the deed of indemnity with retrospective effect.

The Directors have been advised that no material liability for estate duty under the laws of the Cayman Islands, the British Virgin Islands and the PRC is likely to fall on the Group in the Cayman Islands, the British Virgin Islands and the PRC.

The Indemnifiers have pursuant to document (i) in the "Material contracts" section of this Appendix also jointly and severally covenanted with the Company (for itself and for the benefit of its subsidiaries) to indemnify each member of the Group against:—

(i) all losses, damages, claims, costs, expenses and any other liability which may be suffered or incurred by such member of the Group arising wholly or partly from or in connection with any third party claim or action brought or threatened against such company in respect of any of the agricultural produce or livestock grown or bred and supplied by such or any other member of the Group prior to the Relevant Date being of defective quality or not fit for human consumption;

(ii) any losses (including the loss of any rental deposits paid), payments, claims, damages, settlement payments and other associated costs and expenses which may be suffered or incurred by such member of the Group arising out of any tenancy or lease agreements relating to any of the properties rented or leased by the Group entered into by any member of the Group before the Relevant Date being invalid or ineffective or unenforceable under PRC law by reason of non-compliance with any filing or registration requirement under PRC law or any lack or insufficiency of contractual capacity or authority or power or right to lease such property on the part of the relevant landlord or lessor; and

(iii) any reasonable costs, fees or expenses incurred by any member of the Group in investigating, assessing or contesting any such liabilities or in taking or defending any action under the indemnities set out in paragraphs (i) and (ii) above.

2. Sponsor

ICEA, on behalf of the Company, has made an application to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares in issue and to be issued as mentioned herein and any Share falling to be issued pursuant to the exercise of any option granted under the Share Option Scheme.

3. Preliminary expenses

The preliminary expenses of the Company are estimated to be approximately US$3,000 (approximately HK$23,400) and are payable by the Company.

4. **Promoters**

The promoters of the Company are Joanna Lawrence and Forde Pierson. Save as disclosed in this prospectus, within the two years immediately preceding the date of this prospectus, no cash, securities or other benefit has been paid, allotted or given or is proposed to be paid, allotted or given to the promoters in connection with the Share Offer or the related transactions described in this prospectus.

5. **Qualifications of experts**

The following are the qualifications of the experts who have given their opinion or advice which is contained in this prospectus:

Name	**Qualifications**
ICEA	Registered securities dealer
PricewaterhouseCoopers	Certified public accountants
Charles Chan, Ip & Fung CPA Ltd.	Certified public accountants
Maples and Calder Asia	Cayman Islands attorneys-at-law
Sallmanns (Far East) Limited	Professional property surveyors and valuers
Trend Associates	PRC lawyers

6. **Consents of experts**

ICEA, PricewaterhouseCoopers, Charles Chan, Ip & Fung CPA Ltd., Maples and Calder Asia, Sallmanns (Far East) Limited and Trend Associates have each given and have not withdrawn their respective written consents to the issue of this prospectus with the inclusion of their reports and/or letters and/or opinions and/or valuation certificates (as the case may be) and references to their names included herein in the form and context in which they are respectively included.

7. **Binding effect**

This prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all of the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance so far as applicable.

8. **Taxation of holders of Shares**

(a) *Hong Kong*

Dealings in Shares registered on the Company's Hong Kong branch register of members will be subject to Hong Kong stamp duty, the rate of which as at the Latest Practicable Date is $2.25 for every $1,000 (or part thereof) of consideration or, if higher, the fair value of the Shares being sold or transferred. Intending holders of Shares are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of subscribing for, purchasing, holding or disposing of or dealing in Shares. It is emphasised that none of the Company, the Directors or other parties involved in the Share Offer accepts responsibility for any tax effect on, or liabilities of holders of Shares resulting from their subscription for, purchase, holding or disposal of or dealing in Shares.

Profits from dealings in Shares arising in or derived from Hong Kong may also be subject to Hong Kong profits tax.

The Shares are Hong Kong property for the purpose of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) and, accordingly, Hong Kong estate duty may be payable in respect thereof on the death of an owner of Shares.

(b) *Cayman Islands*

Under present Cayman Islands law, transfers and other dispositions of shares are exempt from Cayman Islands stamp duty except those companies which hold interests in land in the Cayman Islands.

9. **Litigation**

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

10. **Miscellaneous**

(a) Save as disclosed in this prospectus:

(i) within the two years preceding the date of this prospectus, no share or loan capital of the Company or any of its subsidiaries has been issued or agreed to be issued fully or partly paid either for cash or for a consideration other than cash; and

(ii) no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option.

(b) Save as disclosed in this prospectus, there has not been any material adverse change in the financial or trading position or prospects of the Group since 30th June, 2000 (being the date to which the latest audited combined financial statements of the Group were made up).

(c) Neither the Company nor any of its subsidiaries has issued or agreed to issue any founders shares, management shares, deferred shares or any debentures.

(d) Save as disclosed in this prospectus, none of the persons named in the paragraph headed "Consents of experts" is interested beneficially or non-beneficially in any shares in any member of the Group or has any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any share in any member of the Group.

(e) All necessary arrangements have been made to ensure the Shares to be admitted into CCASS for clearing and settlement.

(f) This prospectus is written in the English language and contains a Chinese translation for information purposes only. Should there be any discrepancy between the English language version of this prospectus and the Chinese translation, the English version of this prospectus shall prevail.

(g) Save as disclosed in this prospectus, within the two years preceding the date of this prospectus, no commissions, discounts, brokerages or other special terms have been granted in connection with the issue or sale of any share or loan capital of the Company or any of its subsidiaries.

(h) Save as disclosed in this prospectus, there has not been any interruption in the business of the Group which may have or have had a significant effect on the financial position of the Group in the 12 months preceding the date of this prospectus.

DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus registered by the Registrar of Companies in Hong Kong were copies of the **WHITE** and **YELLOW** application forms, the written consents referred to in the paragraph headed "Consents of experts" in Appendix V, and copies of the material contracts referred to in the paragraph headed "Material contracts" in Appendix V.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Chao and Chung at 26th Floor Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Hong Kong during normal business hours up to and including 19th December, 2000:

(a) the memorandum and articles of association of the Company;

(b) the accountants' report on the Group prepared by PricewaterhouseCoopers and Charles Chan, Ip and Fung CPA Ltd., the text of which is set out in Appendix I, and the related statement of adjustments;

(c) the letters relating to the profit forecast of the Group, the texts of which are set out in Appendix II;

(d) the rules of the Share Option Scheme;

(e) the Companies Law;

(f) the service contracts referred to in the paragraph headed "Particulars of service contracts" in Appendix V;

(g) the material contracts referred to in the paragraph headed "Material contracts" in Appendix V;

(h) the written consents referred to in the paragraph headed "Consents of experts" in Appendix V;

(i) the letter prepared by Maples and Calder Asia summarising certain aspects of Cayman Islands company law as referred to in Appendix IV to this prospectus; and

(j) the valuation report prepared by Sallmanns, the text of which is set out in Appendix III.



Chaoda Modern Agriculture (Holdings) Limited

超大現代農業（控股）有限公司

（在開曼群島註冊成立的有限公司）

配售及公開發售

全球協調人、牽頭經辦人兼保薦人

工商東亞

中國工商銀行集團成員



重要提示

閣下對本售股章程如有任何疑問，應諮詢閣下的股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

Chaoda Modern Agriculture (Holdings) Limited
超大現代農業(控股)有限公司

(在開曼群島註冊成立的有限公司)

配售及公開發售

發售股份數目	:	400,000,000股新股(視乎超額配股權予以調整)
配售股份數目	:	360,000,000股新股(可予調整)
公開發售股份數目	:	40,000,000股新股(可予調整)
發售價	:	每股不超過1.63港元(股款須於申請時悉數支付,可予退款)
面值	:	每股0.10港元
股份代號	:	682

全球協調人、牽頭經辦人兼保薦人

工商東亞
中國工商銀行集團成員

副牽頭經辦人

中銀國際亞洲有限公司

副經辦人

東亞銀行有限公司

加拿大怡東融資有限公司
凱基證券亞洲有限公司
新鴻基國際有限公司
嘉華金融有限公司
申銀萬國融資(香港)有限公司
大福證券有限公司

香港聯合交易所有限公司及香港中央結算有限公司對本售股章程的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本售股章程全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本售股章程，連同本售股章程附錄六「送呈公司註冊處的文件」一節所述的文件，已遵照公司條例第342C條的規定送呈香港公司註冊處登記。香港證券及期貨事務監察委員會及香港公司註冊處對本售股章程或上述任何其他文件的內容概不負責。

預計發售價將由工商東亞(代表包銷商)與本公司於二零零零年十二月九日下午五時正或有關各方同意的稍後日期(但於任何情況下不得遲於二零零零年十二月十四日下午五時正)或之前釐定。發售價將不多於每股股份1.63港元，預期亦不會少於每股股份1.40港元，惟工商東亞(代表包銷商)可與本公司協定較低之價格。若工商東亞(代表包銷商)與本公司未能於二零零零年十二月十四日下午五時正前就發售價達成協議，則股份發售將不會進行。

二零零零年十二月五日

二零零零年
(附註1)

開始登記認購申請(附註2)	十二月八日星期五上午十一時四十五分
交回**白色**及**黃色**申請表格的截止時間	十二月八日星期五中午十二時正
截止登記認購申請	十二月八日星期五中午十二時正
發售價釐定日期(附註3)	十二月九日星期六下午五時正
於南華早報(英文)及香港經濟日報(中文)公佈最後發售價、配售事項的踴躍程度、申請結果、公開發售之分配基準及獲接納申請人士身份證號碼之日期	十二月十三日星期三或之前
股票及退款支票寄發／收取日期(附註4至7)	十二月十四日星期四或之前
股份開始於聯交所買賣日期	十二月十五日星期五

附註：

(1) 所有時間均指香港時間。股份發售架構詳情，包括其條件，載於本售股章程「股份發售的架構」一節。

(2) 倘於二零零零年十二月八日上午九時至中午十二時任何時間內香港懸掛「黑色」暴雨警告信號或八號或以上熱帶氣旋警告信號，則該日不會開始及截止辦理登記手續。詳情參見本售股章程「如何申請認購公開發售股份」一節「惡劣天氣對開始登記認購申請之影響」一段。

(3) 倘若基於任何理由，發售價未能於二零零零年十二月九日下午五時正或之前釐定，則預期時間表可能會延期，惟於任何情況下，預期釐定發售價的日期不得遲於二零零零年十二月十四日。倘基於任何理由，工商東亞(代表包銷商)與本公司未能於二零零零年十二月十四日下午五時正前就發售價達成協議，則股份發售將不會進行。

(4) 將予寄發根據公開發售全部或部份不獲接納的退款支票，及全部或部份成功獲接納申請的退款支票(倘最後發售價少於申請時所支付價格)。

(5) 以**白色**申請表格申請500,000股或以上公開發售股份的申請人，並且已在申請表格上表明欲親自領取退款支票及股票者，可於二零零零年十二月十四日上午九時正至下午一時正，親自到本公司之股份過戶登記處雅柏勤證券登記有限公司領取退款支票及股票。選擇親身領取退款支票及股票之個別申請人，不得授權任何其他人士代其領取。選擇親身領取退款支票及股票之公司申請人，必須由攜同經公司蓋上公司印章之授權書之授權代表領取。領取時必須出示雅柏勤證券登記有限公司接受之身份證明。

(6) 以**黃色**申請表格申請500,000股或以上公開發售股份的申請人可親自領取退款支票(如有),惟不可選擇領取其股票,申請人的股票將會存入中央結算系統,以記存於申請人指定的中央結算系統參與者股份賬戶或中央結算系統投資者戶口持有人股份賬戶(視乎情況而定)。以**黃色**申請表格申請認購的申請人領取退款支票的手續與以**白色**申請表格申請認購者相同。

(7) 未獲領取的股票及退款支票將以普通郵遞方式,按有關申請表格上所列地址寄予申請人,郵誤風險由申請人自行承擔。詳情請參閱本售股章程「如何申請認購公開發售股份」一節下「領取/寄發股票及退款支票及將股票寄存於中央結算系統」一段。

目　　錄

閣下只應根據本售股章程及申請表格所載資料作出投資決定。

本公司並無授權任何人士向　閣下提供與本售股章程所載者不符之資料。

對於並非載於本售股章程之任何資料或聲明，　閣下均不可視為已獲本公司、包銷商、該等公司各自之董事、聯屬公司或參與股份發售之任何其他人士授權而加以信賴。

頁次

目 錄

本概要旨在向　閣下提供本售股章程所載資料之概覽，並應與本售股章程全文一併閱讀。由於其僅為概要，故並無載列所有可能對　閣下而言為重要的資料。　閣下在決定投資發售股份前務須省閱整份售股章程。

業務

本集團為一個綜合性及現代化農業企業。本集團主要於中國從事農產品及畜牧業務的管理與經營。本集團與超大集團均由控股股東所控制，組成中國最大及最現代化的綜合性農業集團企業之一。本集團與超大集團利用先進農業技術提供種類繁多的農產品、農業原料及農業副產品。

農產品業務

本集團從事於中國優質農產品的培植及銷售，包括蔬菜、水果及米，在中國及香港市場為該等產品的主要供應商之一。本集團亦透過於其專賣店出售副食品。本集團出售的所有農產品均以「超大」品牌及商標出售。以下為本集團現時所生產的各種類蔬菜、水果及米及所出售副食品的進一步資料：

(i)　蔬菜：　本集團生產多種不同品種的蔬菜，包括白菜、小白菜、上海青、菜心、西蘭花、蒜苗、辣椒、蘆薈、白蘿蔔、五彩椒、通菜、馬鈴薯、苦瓜、菠菜、西芹、生菜、黃瓜、四季豆、胡蘿蔔、茄子、葱、芥蘭、洋葱、意大利生菜、芋頭、冬瓜、豆角、毛豆、甜椒、荷蘭豆、絲瓜、大蒜、芹菜、粟米、南瓜、番茄及胡蘆。

(ii)　水果：　本集團生產多種不同品種的水果，包括臍橙、荔枝、櫻桃番茄、西瓜、金滿地甜瓜、桃、梨、布冧、柚及龍眼。

(iii) 米：　　本集團亦生產多種米，主要為優質品種稻米，包括大米、紅米、黑米及糯米。

(iv) 副食品：　　為配合其農產品，本集團亦在其專賣店出售一系列副食品，包括食油、調味料、罐頭及其他副食品。

本集團是中國在農產品生產上採用符合國家有機及綠色食品生產標準的培植方法與程序的先驅者之一。本集團為國際有機農業運動聯合會的會員，該組織為制定一套國際有機食品生產標準的主要國際組織，該組織積極促進有機食品的認證。本集團透過在其所有生產基地以實施符合有機食品發展中心(中國的有機產品認證主要組織)制定的有機食品標準，或中國綠色食品發展中心(中國的綠色產品認證主要組織)制定的綠色食品標準的培植方法及程序來生產高質農產品。有關有機或綠色食品認證的詳情，載於本售股章程「業務－有機及綠色食品認證」一節。

於二零零零年九月三十日，本集團在中國多個主要省份經營二十個生產基地，包括約逾2,811公頃(42,138畝)農地，其中八個生產基地約1,217公頃(18,240畝)農地為位於福建省，而十二個生產基地約1,594公頃(23,898畝)農地則位於中國其他省份。

下表所載列為分別截至一九九八年、一九九九年及二零零零年六月三十日止三個年度及截至二零零零年九月三十日止三個月本集團生產基地的農地面積。

生產基地	於六月三十日			於九月三十日	於六月三十日			於九月三十日
	一九九八年	一九九九年	二零零零年	二零零零年	一九九八年	一九九九年	二零零零年	二零零零年
	(畝)	(畝)	(畝)	(畝)	(公頃)	(公頃)	(公頃)	(公頃)
福建省								
惠安基地	1,500	2,000	2,103	3,000	100	133	140	200
漳州基地(附註1)	50	50	100	100	3	3	7	7
仙游基地	1,500	3,500	8,250	8,250	100	234	550	550
連江基地	–	2,150	2,150	2,150	–	143	143	143
湯川基地	–	600	3,290	3,290	–	40	220	220
松塢基地	–	–	–	250	–	–	–	17
晉安基地	–	–	–	800	–	–	–	53
南嶼基地	–	–	–	400	–	–	–	27
	3,050	8,300	15,893	18,240	203	553	1,060	1,217
海南省								
大田基地	–	–	–	4,400	–	–	–	294
北山洋基地	–	–	–	2,500	–	–	–	167
	–	–	–	6,900	–	–	–	461

生產基地	於六月三十日 一九九八年 (畝)	一九九九年 (畝)	二零零零年 (畝)	於九月三十日 二零零零年 (畝)	於六月三十日 一九九八年 (公頃)	一九九九年 (公頃)	二零零零年 (公頃)	於九月三十日 二零零零年 (公頃)
江蘇省								
白馬基地	–	–	–	2,000	–	–	–	133
陸家基地	–	–	–	808	–	–	–	54
莘塔基地	–	–	–	220	–	–	–	14
前州基地	–	–	–	470	–	–	–	31
六合基地	–	–	–	1,000	–	–	–	67
	–	–	–	4,498	–	–	–	299
山東省								
周陽基地	–	–	–	3,000	–	–	–	200
遼寧省								
李店基地	–	–	–	1,100	–	–	–	73
炮台基地	–	–	–	1,900	–	–	–	127
	–	–	–	3,000	–	–	–	200
廣東省								
扶大基地	–	–	–	1,000	–	–	–	67
陝西省								
能角基地	–	–	–	5,500	–	–	–	367
農地總面積	3,050	8,300	15,893	42,138	203	553	1,060	2,811
生產基地數目	3	5	5	20				

附註：

1. 為擴大福建省福州市漳州基地的面積，本集團於二零零零年九月底與一獨立第三者訂立一份租用與漳州基地相鄰的27公頃(400畝)農地的租賃協議。該租賃由二零零零年十月一日開始生效，而漳州基地的農地總面積則增加至33公頃(500畝)。

2. 本集團於二零零零年九月底與獨立第三者訂立租用福建省福州市永泰縣200公頃(3,000畝)農地的租賃協議以建立其新的永泰基地。該租賃由二零零零年十月一日起開始生效。

本集團現時將其農產品透過在農產品批發市場向批發客戶銷售、向機構客戶(包括酒店、超級市場、醫院、學校、政府及非政府組織)直銷,及透過本集團在中國一些主要城市經營的專賣店和在福建省一些住宅屋邨的臨時攤位與櫃枱向客戶作零售。作為配合其農產品的銷售,本集團亦在其專賣店出售各種副食品。本集團的海外銷售包括對香港直接出口以及銷售予中國的貿易公司,而該等貿易公司繼而將本集團的農產品出口至海外市場。

畜牧業務

除農產品業務外,本集團亦從事於牲畜的繁殖及銷售。本集團是將純種布爾山羊由南非進口中國供商業性繁殖的先驅者之一。布爾山羊原產自南非,是供羊肉生產的最優質山羊品種之一。於二零零零年九月三十日,本集團分別在中國廣東省的高明市楊梅鎮及福州市晉安區經營兩個山羊繁殖設施。本集團將所繁殖的純種布爾山羊售予中國國內繁殖商供與中國傳統羊種雜交,以便生產雜交品種及改善羊肉質量及產量。本集團亦進行胚胎移殖及激素刺激加速排卵法技術的研究,以便可在中國以更具成本效益進行大量商業性繁殖布爾山羊。

主要實力及競爭優勢

董事相信,本集團有能力捕捉中國及海外市場有機與綠色農產品的巨大市場潛力。董事認為本集團的主要實力及競爭優勢為:

本集團的農業經營具有高度擴充潛力

雖然本集團僅由一九九七年開始從事於農產品業務,本集團已建立多個非常成功的生產基地,尤其是在福建省。本集團將現代農業生產技術、有效銷售及分銷與經營中持續研究改進相整合。本集團致力於在中國其他地區擴充其農業經營。本集團在福建省建設生產基地的廣泛經驗及其已建立作為現代農業生產商的市場知名度及有效銷售與分銷網絡,令本集團可為本集團提供一個可進一步將其成功農業經營實踐於中國其他地方的穩固基礎。

優質農業產品

本集團非常注重其農產品的品質,並對原材料的挑選及於整個種植與培植過程中實施嚴格品質控制標準。在其農產品的生產過程中,本集團採用符合有機食品發展中心制定的有機食品生產標準及中國綠色食品發展中心制定的綠色食品生產標準的培植

方法及程序。董事相信，在實施該等嚴格品質控制措施下，令本集團的產品較其他競爭者為突出，尤其是在其天然味道及外觀方面，及令本集團可建立及維持作為高質素農產品主要生產商的知名度。

強大的研發能力

本集團亦非常注重研發的重要性。本集團致力於本身及透過委託學術機構進行研發而令本集團可汲取其專業知識。透過該等研發活動，本集團可改進其農業技術，因而改進其產品質量及產量。本集團透過其廣泛的研發，已成功令多種類蔬菜及水果適應中國氣候以供在其生產基地培植，而董事相信其中有部份是中國其他國內農業生產商並無種植及供應的。這讓本集團比其他中國農產品生產商提供更多種類的農產品予其客戶。本集團亦進行胚胎移殖及激素刺激加速排卵法技術的研發，以便可以更具成本效益進行商業性繁殖布爾山羊。

生產基地的策略性位置

本集團生產基地的位置對其農產品的產量水準與質量乃具基本的重要性。董事相信，本集團的生產基地均策略性地位於中國的各特選地區，於全年中均有良好氣候環境狀況，尤其是擁有肥沃及無污染土壤及充裕水源。選擇該等生產基地是為了可將自然災害與惡劣天氣狀況的影響減到最低。近期本集團亦開始在福建省以外的中國不同地區建立其生產基地。本集團生產基地在中國不同地區的分散分佈亦可有助於減少受某一個地區自然災害與惡劣天氣狀況的影響。

有效銷售、分銷及物流網絡

由於農產品容易腐爛的性質，因此一個有效的銷售及分銷網絡是本集團業務經營的至為重要的因素之一。本集團已在國內建立多個銷售渠道。該等渠道包括透過在農產品批發市場向分銷商及零售商銷售、向機構客戶例如酒店、超級市場、醫院、學校、政府及非政府組織直銷，及透過本集團在中國一些大城市設立的專賣店及在福建省住宅屋邨及商業區經營的臨時攤位與櫃枱向客戶作零售。該網絡令本集團的農產品可接觸到福建省及中國其他地區的各階層客戶，及令本集團可有效執行其物流功能，包括搜集最新市場資料。基於該等資料，本集團將其農產品作出適當的分配，供在不

同市場銷售以充份利用每種產品價格的地區性變動。本集團亦透過其香港附屬公司超大蔬果將其農產品直接出口至香港，主要是為供應予當地的農產品批發市場、各大超級市場及餐廳連鎖店。本集團亦將其農產品售予中國的貿易公司，而該等貿易公司繼而將本集團的農產品出口至海外市場。

主要原材料的穩定供應

本集團已與超大集團訂立長期供應協議，分別取得有機肥料、種籽及植物生長劑的穩定供應，這些均為本集團與農產品業務有關的關鍵性原材料。超大集團為中國農業原材料主要供應商之一。本集團與超大集團訂立的長期供應合約，令本集團可確保為其農產品業務的三種主要原材料取得穩定供應。

經驗豐富的管理層

自本集團於一九九七年首次開始從事於農產品業務以來，高級管理層已獲得農業尤其是有機與綠色農業方面的廣泛經驗及深入的知識。本集團的大部份高級管理層成員均於中國農業擁有超過十年的經驗，而部份已完成農業方面大學教育。該等知識及經驗對本集團未來的業務發展均有關鍵的重要性。

未來計劃

農業在中國經濟上扮演一個重要角色。以中國逾十二億的人口，食品消費已佔據中國經濟整體開支的重大部份。鑑於中國生活及消費者教育水平的不斷改善，董事相信，中國消費者對有機或綠色農產品的益處的認識將日益增加。這將對該等產品國內市場的發展有正面的影響。董事相信，高質有機及綠色農產品將具有巨大的市場潛力，並預見本集團在中國及海外的業務將具有增長的廣泛市場商機。為把握該等商機，本集團的主要發展策略為：

建立新的生產基地

自一九九七年首次開始從事於農產品業務以來，本集團已建立多個高度成功及具效益的生產基地，尤其是在福建省。自二零零零年七月以後，本集團在海南、江蘇、山東、遼寧、廣東及陝西省建立多個新生產基地。於二零零零年九月三十日，本集團有20個生產基地，合共有超過約2,811公頃(42,138畝)農地。本集團計劃於二零零三年前在中國的其他適當地理位置，例如安徽、浙江、四川、湖南及湖北等省份，以及重慶、北京將其農地的總面積擴大至10,000公頃(150,000畝)以上。

提升現有生產基地的設施

本集團計劃在其現有及新的生產基地建立溫室設施／保護罩。該等設施將有助於控制濕度及溫度，並在成長期間保護植物不受惡劣氣候影響。該等設施的安裝可令更多種類農產品於每年大部份時間種植，並可令本集團全年維持供應廣泛種類的農產品和進一步增加其競爭能力。本集團亦將不斷改善灌溉及其現有與新生產基地的其他基建設施以進一步提高經營效率。

不斷進行研發工作

本集團十分強調研發工作。透過研發工作，本集團成功由海外引進多種農產品品種，並將之培植至適應中國氣候以供在本集團的生產基地種植。引進該等新品種令本集團所提供的農產品種類較中國的其他競爭對手更多及價格更具競爭力。本集團亦尋求透過研發提高其農業技術。本集團已致力於其本身研發及贊助其他學院及研究所的研發，而預期將來將持續下去。

建立遍及全國的銷售及分銷網絡

本集團計劃透過建立更多專賣店及增加中國各大城市出售其產品的農產品批發市場的數目，例如北京、上海、大連、廣州、青島、西安、廈門及福州。該等城市現時享有快速增長的生活水平及人均可動用收入，而董事相信可為本集團提供進一步發展高質農產品銷售的理想環境。本集團計劃在未來幾年設立超過一百個額外專賣店並開始在該等大城市的二十四個額外農產品批發市場銷售其農產品。本集團的國內銷售及分銷網絡業務版圖將擴展至中國大部份主要地區。

國內市場的市場推廣活動

董事相信，中國消費者對有機或綠色農產品有益健康的普遍認識及由此產生的需求將不斷增加，尤其是於例如北京與上海的主要城市。本集團亦計劃在中國推出一連串市場推廣活動，透過在國家及地方電視台、電台、報紙、雜誌及其他媒體的廣告促銷其「超大」農產品。本集團亦將會組織貿易講座及展覽推廣本集團農產品的益處。

海外市場的推廣活動

董事相信，公眾對有機農產品的健康及環保的認識與日俱增是導致全球對有機食品需求增加的主要因素。本集團於過去一直將其農產品直接出口到香港，亦間接透過中國的貿易公司出口至其他海外市場，包括日本。本集團計劃增加對香港的出口銷售，並擬發展向日本、南韓及新加坡的直接出口以及新市場例如馬來西亞及各歐洲國家，但有待於政府或監管部門取得批准或許可出口該等農產品。本集團亦將會在該等現有海外市場及計劃發展的海外市場推出市場推廣活動，例如透過刊登廣告、舉辦貿易講座及組織展覽以便促進本集團及其農產品的知名度。

建立蔬菜及水果加工能力

本集團計劃在中國福建省福州市建立一個蔬菜及水果加工廠，生產經加工的罐頭或經包裝的本集團部份農產品。本集團計劃於二零零一年底開始設立該廠，並於二零零二年第三季完成。該加工廠將專門使用本集團種植的農產品作為其主要的原材料。建立該廠將有助於本集團向加工的蔬菜及水果市場多元化發展，並進一步提高其農產品的市場滲透率。

獲取有機或綠色食品認證

本集團在其農產品生產中採用符合有機食品發展中心制定的有機食品標準，或中國綠色食品發展中心制定的綠色食品標準的培植方法與程序。本集團已開始着手為其生產基地及農產品申請有機及綠色食品認證。倘獲得該認證，則可令本集團以有機或綠色農產品出售其產品，而由於該認證在中國及國際上均獲認可，董事預期將可成為本集團進一步發展成為有機及綠色農產品生產商的關鍵因素。到目前為止，本集團已為其兩個生產基地及分別於該兩個生產基地培植的兩種農產品取得有機食品發展中心的有機食品認證。本集團亦為另一個生產基地及於該生產基地培植的多種農產品獲得有機食品發展中心授予有機改造認證(一種授予進行有機耕種改造過程中的生產基地的臨時認證)。

於畜牧業務應用的新繁殖技術

本集團已進行胚胎移殖及激素刺激加速排卵法技術的研發，以便可在中國以更具成本效益的方式進行商業性繁殖布爾山羊。本集團擬於二零零一年年底完成該項研發。倘研發有成果，本集團可將該技術應用於其布爾山羊的繁殖。

股份發售的理由及所得款項用途

股份發售將增加本集團的資本基礎及為本集團的未來計劃提供資金。假設發售價為1.515港元(本售股章程所述發售價範圍的中間價)，則於超額配股權獲行使之前，股份發售所得款項淨額(經扣除有關費用後)估計約為563,000,000港元。本集團目前擬將所得款項淨額以如下方式運用：

- 約200,000,000港元用作於中國各地建立新生產基地；
- 約120,000,000港元用作於本集團現有及新生產基地建立溫室設施／保護罩；
- 約40,000,000港元用作於本集團現有及新生產基地提升及建立灌溉及基建設施；
- 約40,000,000港元用作新產品種類及農業技術的進一步研發資金；
- 約40,000,000港元用作於中國各地設立更多專賣店及於農產品批發市場中設立零售攤位；
- 約40,000,000港元用作設立本集團加工廠以生產經加工及包裝蔬菜及水果產品；
- 約10,000,000港元用作中國國內銷售的市場推廣及促銷活動經費；
- 約10,000,000港元用作與出口銷售有關的市場推廣及促銷活動經費；
- 約5,000,000港元用作取得本集團生產基地及農產品的有機及綠色認證的申請資金；
- 約5,000,000港元用作布爾山羊繁殖業務的擴充，包括資助進一步研發及實施新繁殖技術；及
- 餘額撥作本集團的一般營運資金。

倘超額配股權獲悉數行使，並假設發售價為1.515港元(本售股章程所述發售價範圍的中間價)，本公司將取得約88,000,000港元額外所得款項淨額。本集團擬將該等額外所得款項淨額撥作一般營運資金。

倘股份發售所得款項淨額毋須即時撥作上述用途，董事現擬將該筆所得款項淨額存入香港財務機構作短期存款收取利息。

營業記錄

下表所載為摘錄自會計師報告(全文載於本售股章程附錄一)的本集團於截至二零零零年六月三十日止三個年度的合併業績，及截至二零零零年九月三十日止三個月的合併業績概要(根據其未經審核管理賬目而編製)。兩者皆假設本公司於整個有關期間或自各附屬公司註冊成立日期以來一直擁有各間附屬公司。於「歷史與發展－資本架構及公司重組」一節有更詳盡解釋，本集團將於一九九九年十二月將其所持超大現代農業股份權益由80%增加至100%，及於二零零零年一月將其所持超大綠色農業股份權益由70%增加至100%，及將其所持超大畜牧股份權益由60%增加至100%。因此，直至本集團收購各公司所有權益之日期於該等公司之少數股東權益，已於有關期間之合併損益賬內確認。有關本集團截至二零零零年六月三十日止三個年度的營業記錄的進一步詳情，請參閱本售股章程附錄一的會計師報告。

	(經審核)			(未經審核)
	截至六月三十日止年度			截至九月三十日止三個月
	一九九八年	一九九九年	二零零零年	二零零零年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額(附註1)	23,415	76,991	154,225	143,736
銷售成本	(6,877)	(20,885)	(42,583)	(36,894)
毛利	16,538	56,106	111,642	106,842
其他收入(附註2)	—	14	181	235
銷售及分銷開支	(1,506)	(4,826)	(10,952)	(10,738)
一般及行政開支	(1,643)	(2,638)	(8,343)	(4,006)
其他經營開支淨額	—	(1)	(186)	(127)
經營溢利	13,389	48,655	92,342	92,206
財務成本	—	—	—	(99)
除税前溢利	13,389	48,655	92,342	92,107
税項	(4,220)	(16,148)	(16,622)	(775)
扣除少數股東權益前溢利	9,169	32,507	75,720	91,332
少數股東權益	(1,834)	(6,642)	(8,406)	—
本年度合併溢利	7,335	25,865	67,314	91,332
股息	—	—	20,000	—

概　要

	截至六月三十日止年度			截至九月三十日止三個月
	一九九八年	一九九九年	二零零零年	二零零零年
	人民幣	人民幣	人民幣	人民幣
每股盈利(附註3)	0.0061	0.0216	0.0561	0.0761
邊際毛利	70.6%	72.9%	72.4%	74.3%
除稅前邊際溢利	57.2%	63.2%	59.9%	64.1%
除稅後邊際溢利	39.2%	42.2%	49.1%	63.5%
邊際純利	31.3%	33.6%	43.7%	63.5%

附註：

1. 營業額為已收及應收銷售額，扣除折讓與增值稅。

2. 其他收入主要為利息收入。

3. 每股盈利乃按於截至二零零零年六月三十日止三個年度及截至二零零零年九月三十日止三個月扣除稅項及少數股東應佔權益後的股東應佔溢利，及假設於各有關期間已發行股份為1,200,000,000股的基準計算。

銷售額及營業額的分析

以下為本集團銷售額及營業額的分析。

	截至六月三十日止年度			截至九月三十日止三個月
	一九九八年	一九九九年	二零零零年	二零零零年
按產品分類銷售額				
農產品(噸)				
蔬菜	6,972	26,172	46,527	54,940
水果	998	1,102	2,962	11,614
米	—	—	—	2,905
	7,970	27,274	49,489	69,459
牲畜(頭)	158	296	350	180

概　要

按產品分類營業額

	截至六月三十日止年度						截至九月三十日止三個月	
	一九九八年		一九九九年		二零零零年		二零零零年	
	人民幣千元	%	人民幣千元	%	人民幣千元	%	人民幣千元	%
農產品								
蔬菜	11,707	50.0	60,934	79.2	128,820	83.5	116,657	81.2
水果	8,548	36.5	8,916	11.6	15,233	9.9	15,315	10.7
米	–	–	–	–	–	–	7,286	5.1
	20,255	86.5	69,850	90.8	144,053	93.4	139,258	97.0
副食品	–	–	1,346	1.7	3,255	2.1	1,118	0.7
牲畜	3,160	13.5	5,795	7.5	6,917	4.5	3,360	2.3
營業總額	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

按銷售渠道分類營業額

	截至六月三十日止年度						截至九月三十日止三個月	
	一九九八年		一九九九年		二零零零年		二零零零年	
	人民幣千元	%	人民幣千元	%	人民幣千元	%	人民幣千元	%
農產品及副食品								
國內銷售								
一批發市場	9,688	41.4	33,614	43.7	59,646	38.7	70,077	48.8
一機構銷售	1,043	4.4	3,452	4.5	11,380	7.4	9,527	6.6
一零售銷售	–	–	4,782	6.2	12,034	7.8	8,683	6.0
	10,731	45.8	41,848	54.4	83,060	53.9	88,287	61.4
海外銷售	9,524	40.7	29,348	38.1	64,248	41.6	52,089	36.3
牲畜								
國內銷售	3,160	13.5	5,795	7.5	6,917	4.5	3,360	2.3
營業總額	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

按市場分類營業額

	截至六月三十日止年度						截至九月三十日止三個月	
	一九九八年		一九九九年		二零零零年		二零零零年	
	人民幣千元	%	人民幣千元	%	人民幣千元	%	人民幣千元	%
國內市場	13,891	59.3	47,643	61.9	89,977	58.4	91,647	63.7
海外市場	9,524	40.7	29,348	38.1	64,248	41.6	52,089	36.3
營業總額	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

截至二零零一年六月三十日止年度預測

預測本集團扣除税後但未計非經常項目的合併溢利（附註1）	不少於人民幣370,000,000元
預測每股股份盈利	
加權平均（附註2）	人民幣0.261元（0.246港元）
備考全面攤薄（按1.40港元發售價）（附註3）	人民幣0.239元（0.226港元）
備考全面攤薄（按1.63港元發售價）（附註3）	人民幣0.241元（0.227港元）

發售股份統計數字

	按發售價 1.40港元計算	按發售價 1.63港元計算
市值（附註4）	2,240,000,000港元	2,608,000,000港元
預計市盈率		
加權平均（附註5）	5.7倍	6.6倍
備考全面攤薄（附註6）	6.2倍	7.2倍
預計每年股息率（附註7）	5.2%	4.5%
經調整每股股份合併有形資產淨值（附註8）	人民幣0.47元（0.44港元）	人民幣0.53元（0.50港元）

附註：

1. 預測截至二零零一年六月三十日止年度扣除税項但未計非經常項目的合併溢利的編製基準與假設載於本售股章程附錄二。董事並不知悉於截至二零零一年六月三十日止財政年度有任何已發生或可能發生的非經常項目。

2. 按加權平均數計算的預測每股股份盈利乃按截至二零零一年六月三十日止年度預測除税後但未計非經常項目的合併溢利，及按於該年度將予發行股份的加權平均數1,416,986,301股的基準計算，惟並無計及倘超額配股權獲行使或根據購股權計劃授出購股權獲行使而須予發行的股份或根據本售股章程附錄五「分別於二零零零年十一月二十三日及二零零零年十一月二十九日通過的本公司唯一股東書面決議案」一段所指配發及發行或購回股份的一般授權本公司可能配發及發行或購回的任何股份。

3. 按備考全面攤薄計算的預測每股股份盈利乃按截至二零零一年六月三十日止年度預測除税後但未計非經常項目的合併溢利，及假設於二零零零年六月三十日緊隨資本化發行及股份發售完成後已發行股份1,600,000,000股計算。該計算為計及倘股份發售所得款項淨額已於二零零零年七月一日收取所可能賺取的利息收益作出調整，以及由該日期起至預期收到股份發售所得款項淨額日期止按全年年利率（除税）五厘計算所賺得的有關利息，惟並不計及倘超額配股權獲行使或根據購股權計劃授出的購股權獲行使而須予發行的任何股份，或根據本售股章程附錄五「分別於二零零零年十一月二十三日及二零零零年十一月二十九日通過的本公司唯一股東書面決議案」一段所指配發及發行或購回股份的一般授權本公司可能配發及發行或購回的任何股份。

4. 市值乃按緊隨資本化發行及股份發售完成後已發行股份1,600,000,000股計算，但並無計及因超額配股權獲行使而須發行的任何股份。

5. 按加權平均數計算的預計市盈率乃以按加權平均數計算的預測每股股份盈利約人民幣0.261元（0.246港元）計算（假設超額配股權未獲行使）。

6. 按備考全面攤薄計算的預計市盈率乃以發售價1.40港元及1.63港元分別計算之備考全面攤薄預測每股股份盈利約人民幣0.239元（0.226港元）及人民幣0.241元（0.227港元）計算（假設超額配股權未獲行使）。

7. 預計每年股息率乃按董事預測倘截至二零零一年六月三十日止整個年度期間本公司已成為上市公司而將須支付的每股股份人民幣0.077元（0.073港元）股息總額計算。

8. 經調整每股股份合併有形資產淨值為經作出本售股章程「財務資料－經調整有形資產淨值」一節所述的調整，及根據緊隨資本化發行及股份發售完成後已發行股份合共1,600,000,000股計算，但無計及倘超額配股權獲行使而可能發行的任何股份。

風險因素

本集團的營運涉及若干風險，有意投資的人士應小心閱讀本售股章程「風險因素」一節。該等風險可概括為：(i)與本集團有關的風險；(ii)與中國農業有關的風險；(iii)與中國有關的風險；及(iv)與本售股章程所載陳述有關的風險，概括如下：

與本集團有關的風險：

- 能否獲得更多資源供未來增長
- 為將來增長執行業務策略的能力
- 向第三者租賃農地及牲畜繁殖設施
- 與中國經營農地有關的法律問題
- 對主要客戶的倚賴
- 與農場僱員的僱傭安排
- 產品責任
- 有機食品及綠色食品認證
- 有限的保險保障
- 對若干農業原材料倚賴於超大集團
- 商標保護
- 對主要管理層人員的倚賴
- 增值税
- 税務優惠
- 股息

與中國農業有關的風險：

- 政府政策的變動
- 價格的波動
- 競爭
- 成為世貿組織成員的影響
- 自然災害
- 環保責任

與中國有關的風險：

- 政治與經濟的考慮
- 法律方面的考慮
- 貨幣兑換及滙率

與本售股章程所載陳述有關的風險：

- 事實及統計數字

於本售股章程內，除文義另有所指外，下列詞語具有以下涵義：

「組織章程」	指	本公司組織章程
「聯繫人」	指	上市規則所賦予的涵義
「審計委員會」	指	董事會審計委員會
「董事會」	指	董事會
「英屬處女群島」	指	英屬處女群島
「資本化發行」	指	按本售股章程附錄五「有關本公司的進一步資料」一節所述，將於本公司部份股份溢價賬撥充資本發行股份
「複式年增長率」	指	複式年增長率
「中央結算系統」	指	由香港結算設立及管理的中央結算及交收系統
「中國綠色食品發展中心」	指	中國綠色食品發展中心
「超大綠色農業」	指	福建超大綠色農業發展有限公司，一間於中國成立的中外合資企業，及本公司全資附屬公司
「超大集團」	指	從事於有機肥、種籽、植物生長劑及於農業生產中使用的其他副產品的生產及銷售的公司集團，由控股股東直接或間接持有其控股權或擁有權，而依本售股章程文義，不包括本集團的成員
「超大畜牧」	指	福建超大畜牧業有限公司，一間於中國成立的有限公司，及本公司全資附屬公司
「超大現代農業」	指	福州超大現代農業發展有限公司，一間於中國成立的外商獨資企業，及本公司全資附屬公司
「超大蔬果」	指	香港超大蔬果有限公司（前稱Supreme Bonus Vegetable & Fruits Limited），一間於香港註冊成立的有限公司，及本公司全資附屬公司

「本公司」	指	超大現代農業(控股)有限公司，在開曼群島註冊成立的有限公司
「公司法」	指	開曼群島公司法第22章(二零零零年修訂版)
「公司條例」	指	香港法例第32章公司條例
「控股股東」	指	郭浩先生及趙娜麗女士
「公司重組」	指	本集團為籌備本公司股份上市而重組，其詳情載於本售股章程附錄五「有關本公司的進一步資料」一節之「公司重組」一段內
「董事」	指	本公司董事
「外資企業」	指	外商投資企業，包括中外股份合資企業、中外合作合營企業及外商獨資企業
「本集團」	指	本公司及其附屬公司，或如文義是指本公司成為其現有附屬公司的控股公司前期間，則指本公司當時的附屬公司
「香港」	指	中國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「工商東亞」或「全球協調人」或「牽頭經辦人」或「保薦人」	指	工商東亞融資有限公司，作為股份發售的全球協調人、牽頭經辦人及保薦人，並根據香港法例第333章證券條例註冊的證券商
「國際有機農業運動聯合會」	指	國際有機農業運動聯合會
「Kailey」	指	Kailey Investment Limited，一間於英屬處女群島註冊成立的有限公司，分別由郭浩先生及趙娜麗女士(郭浩先生的配偶)實益持有90%及10%
「最後實際可行日期」	指	二零零零年十二月一日，即本售股章程付印前確定其中所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則

「有機食品發展中心」	指	有機食品發展中心
「發售價」	指	每股發售股份之發售價(不包括經紀佣金及聯交所交易徵費),將不多於1.63港元,預期亦不少於1.40港元,該價格將於二零零零年十二月九日下午五時正前或本公司與工商東亞(代表包銷商)可能協定的較後日期(惟不遲於二零零零年十二月十四日下午五時正)釐訂
「發售股份」	指	公開發售股份及配售股份
「超額配股權」	指	本公司根據包銷協議授予工商東亞(代表包銷商)的購股權。據此,工商東亞可要求本公司按發售價配發及發行最多60,000,000股額外新股份,以補足配售的超額配股
「配售」	指	按本售股章程「股份發售的架構」一節所述按發售價有條件配售配售股份
「配售股份」	指	根據配售初步提呈發售的360,000,000股新股份(可根據本售股章程「股份發售的架構」一節所述予以調整)
「配售包銷商」	指	工商東亞、中銀國際亞洲有限公司、東亞銀行有限公司、加拿大怡東融資有限公司、嘉華金融有限公司、凱基證券亞洲有限公司、申銀萬國融資(香港)有限公司、新鴻基國際有限公司及大福證券有限公司
「中國」	指	中華人民共和國,但就本售股章程而言並不包括香港、澳門及台灣
「公開發售」	指	本公司根據本售股章程及有關申請表格所述條款及條件,按發售價提呈發售公開發售股份
「公開發售股份」	指	將根據公開發售初步提呈發售的40,000,000股新股份(可根據本售股章程「股份發售的架構」一節所述予以調整)
「公開發售包銷商」	指	工商東亞、中銀國際亞洲有限公司、東亞銀行有限公司、加拿大怡東融資有限公司、嘉華金融有限公司、凱基證券亞洲有限公司、申銀萬國融資(香港)有限公司、新鴻基國際有限公司及大福證券有限公司
「合資格機構買家」	指	第144A條所界定的合資格機構買家
「研發」	指	研究與開發

「S規例」	指	美國證券法S規例
「第144A條」	指	美國證券法第144A條
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「股份」	指	本公司股本中每股面值0.10港元的股份
「股份發售」	指	配售及公開發售
「購股權計劃」	指	本公司於二零零零年十一月二十三日有條件採納的購股權計劃，其主要條款概述於本售股章程附錄五「購股權計劃」內
「聯交所」	指	香港聯合交易所有限公司
「Timor Enterprise」	指	Timor Enterprise Limited，一間在英屬處女群島註冊成立的有限公司，及本公司的全資附屬公司
「包銷商」	指	配售包銷商及公開發售包銷商
「包銷協議」	指	由(其中包括)本公司及包銷商於二零零零年十二月四日訂立的包銷協議，詳情載於本售股章程「包銷－包銷安排及費用」一段
「美國」	指	美利堅合眾國
「美國證券法」	指	一九三三年美國證券法(以經修訂者為準)及其後頒佈的規則及規例
「世貿」	指	世界貿易組織
「港元」	指	香港法定貨幣港元
「人民幣」	指	中國法定貨幣人民幣
「美元」	指	美國法定貨幣美元
「公頃」	指	一種土地面積的量度單位，相當於於10,000平方米
「畝」	指	於中國慣常使用的土地面積量度單位，約相當於0.0667公頃
「平方呎」	指	平方英呎
「平方米」	指	平方公尺

「噸」　指　公噸

「%」　指　百分比

於本售股章程內，除文義另有所指外，若干以人民幣及美元為單位的數額已分別按以下滙率折算成港元(只供參考)：

1.00港元兑人民幣1.06元

7.80港元兑1.00美元

該等折算並不代表以人民幣、美元或港元為單位的款項，已經或可能按上述滙率或上述兩者兑換。

倘本售股章程中所述中國實體的中文名稱與其英文譯名有差異，則以中文版本為準。

有意投資的人士應審慎考慮本售股章程所載的所有資料，尤其是應考慮下列與投資於本集團有關的風險及特殊因素，才作出與發售股份有關的任何投資決定。本集團迄今未得悉的其他因素及不明朗因素或本集團現時視作不屬重大的因素，亦有可能對本集團的業務、財務狀況及經營業績造成損害。

本售股章程載有若干涉及本集團之計劃、目標、預期及意向的前瞻性陳述，而該等陳述乃涉及風險及不明朗因素。本集團的實際業績可能與本售股章程所載者有重大差異。可能導致或造成該等差異的因素包括下文所討論者，以及本售股章程其他部份所討論者。

與本集團有關的風險

能否獲得更多資源供未來增長

本集團現時正處於業務顯著增長時期，尤其是其農產品業務的銷售量、生產基地數目、研發方面的活動，以及銷售與分銷網絡的覆蓋面。董事相信本集團將需要不斷擴充以便本集團可保持其競爭力及利用其業務增長的潛力。該等擴充對本集團管理層、經營及財務資源可能會造成重大壓力。

隨着其業務規模的增長，本集團將需要不斷改進其管理、經營及財務系統、程序及控制，以及不斷擴充其人手。擴充業務經營可能須要本集團與第三者例如客戶、供應商及研發機構建立合作或新關係。現時無法保障本集團現有或未來管理、經營及財務系統、程序及控制是否足以支援本集團的未來經營，以及本集團能否聘請、挽留及激勵其人員，或本集團是否能建立或發展有益其未來經營的業務關係。倘本集團無法有效地維持增長，則可能對本集團的業務、經營業績及財務狀況構成重大不利影響。

為將來增長執行業務策略的能力

本集團將來的成功於頗大程度上將倚賴於(其中包括)其是否有能力執行其策略。成功實施該等策略將視乎本集團所能控制或以外的若干因素，例如消費者口味及需求的轉變、競爭的增加、生產方法的轉變及政府政策的轉變等。本集團亦可能不時需要進一步融資以實踐其未來策略。現時無法保證可否取得該等額外融資。倘無法取得足夠的資金或無法按可接受條款取得資金，本集團可能無法實踐其策略，這樣可能會對本集團的未來增長造成重大不利影響。

向第三者租賃農地及牲畜繁殖設施

本集團所管理及經營的所有農業生產基地及牲畜繁殖設施均向獨立第三者租賃，包括當地政府、農場或村集體、個體農戶及法人實體。生產基地平均租賃期由二十年至五十年不等。董事認為選擇適當地點建立本集團的生產基地及牲畜繁殖設施對本集團的成功乃具關鍵作用。董事預期本集團將可繼續為建立其生產基地或牲畜繁殖設施取得租賃的土地。倘本集團生產基地或牲畜繁殖設施有關的租約於租期屆滿時不獲出租人續約或遭其終止(例如由於承租人任何重大違約或承租人在行使有關租賃協議的租賃權利時違反任何中國法例或條例)，或由於中國政府硬性收地而終止協議，而倘本集團在另覓地點時遇到重大困難，則將會令本集團的生產經營受到中斷而令其業務受到不利影響。此外，倘本集團在尋求適當農地或物業建立其新生產基地或牲畜繁殖設施時遇到任何重大困難，將會令本集團無法繼續其發展計劃而令其未來增長受到不利影響。

與中國經營農地有關的法律問題

中國農村及近郊區的農業用地傳統上為農場及村集體擁有及經營。一般而言，中國政府鼓勵農地私人及商業化經營。然而，與城市土地相比較，中國農村及近郊區農業用地的法律、管理及登記制度發展較不完善，仍有待進一步改進。

誠如中國法律顧問給予本公司的意見，與中國的城市用地不同，中國農村及近郊區土地的大多數土地使用權仍未在有關土地管理當局登記。根據中國法例及條例，中國現時並無規定農村及近郊區土地的租用須於有關土地管理局登記。因此，中國農地的擁有權、租賃及使用具有某種風險，包括例如土地使用權或租賃安排的合法性及有效性。

本集團的農地及牲畜繁殖設施面積約65%為向當地政府租用，而當地政府持有土地使用權並負責有關農地在租用下的管理。本集團的農地及牲畜繁殖設施面積的其餘35%則(i)向擁有租賃物業的集體租用，或(ii)向其他法人實體租用(由本集團向當地政府獲得確認該等實體擁有租賃物業的合法土地使用權)。

對於本集團的部份生產基地，租賃協議列明本集團每年應付之租金在租賃期內按年或定期增加，加幅乃根據租賃協議的條款釐定。至於本集團的其他生產基地，每年租金在整個租賃期內是固定的，在這情況下，本集團須於租賃期內的首年，向出租人以分期方式繳付由每畝人民幣2,000元至每畝人民幣3,000元不等的不可退還預付租金。於截至二零零零年六月三十日止三個年度各年及截至二零零零年九月三十日止三個月，本集團所應付的不可

退回預付租金分別為零、人民幣7,200,000元、人民幣45,600,000元及人民幣55,200,000元。而於截至二零零零年六月三十日止三個年度及截至二零零零年九月三十日止三個月，本集團所支付的不可退回預付租金分別為零、人民幣1,800,000元、人民幣34,200,000元及人民幣41,600,000元。

現時無法保證本集團的租賃安排的合法性或有效性會否出現糾紛或質疑。倘本集團因該等糾紛或質疑失去其生產基地或牲畜繁殖設施所在地的使用權，而本集團在另覓合適地方時遇到重大困難，則本集團的業務可能受到中斷，而其財務狀況可能會受不利影響。進一步詳情請參閱「業務－與中國經營農地有關的法律問題」一段。

對主要客戶的倚賴

於截至二零零零年六月三十日止三個年度，對本集團五個最大客戶的銷售額，分別佔本集團營業總額約53.2%、47.0%及50.7%。而最大客戶則佔本集團截至二零零零年六月三十日止三個年度營業總額分別約24.8%、10.6%及16.9%。然而，除非及直至向該等客戶的銷售佔本集團的營業額比例減少，如任何一名不再與本集團進行交易，本集團的業務將可能受到不利影響。進一步詳情請參閱「業務－銷售」一段。

與農場僱員的僱傭安排

本集團各生產基地的職員為聘請自當地省內或中國其他省份的農場員工。本集團現時在其生產基地共聘用超過3,300名農場及農地管理僱員。董事並不知悉現時中國法例及條例有任何限制的規定，令本集團在其生產基地所在省份或由中國其他省份聘請農戶時會受到限制。本集團的僱傭安排均符合中國的有關勞工法例及條例。本集團一般與其農場僱員，訂立為期一年的僱傭合約，而本集團須根據合約向農場僱員支付基本薪金，另加按其表現給予的獎金。本集團一般每年更新該等僱傭合約。

倘本集團與其農場僱員發生任何重大勞資糾紛或在招聘農場僱員時面對任何重大困難(不論是由於招聘或僱傭法律或條例上的約束)，則將會對本集團的業務造成中斷及對其財務表現造成不利影響。進一步詳情請參閱「業務－農場僱員及勞工問題」一段。

產品責任

本集團並無安排任何產品責任保險。本集團並無經歷過與其產品有關的任何第三者責任索償。為控制其產品責任的風險，本集團非常強調品質控制。然而，鑑於本集團沒有按排任何產品責任保險，任何重大的產品責任索償均可能對本集團構成重大不利影響。有關進一步詳情請參閱「業務－保險及產品責任」一節。

有機食品及綠色食品認證

本集團在其農產品生產中已採用符合有機食品發展中心制定的有機食品生產標準或中國綠色食品發展中心制定的綠色食品生產標準的培植方法與程序。為獲得任何農產品或生產基地的有機食品認證，其條件之一是於有機食品生產標準首次採納後，該等地點必須在採用有機食品標準或綠色食品標準後連續不少於兩年不使用化學肥料或其他指定的有害物質。

為獲得綠色食品認證，視乎產品的等級，於生產過程中不得使用化學物或僅可使用有限量的化學物。本集團已開始為其產品及生產基地申請有機食品發展中心的有機食品認證及中國綠色食品發展中心的綠色食品認證，並已為其兩個生產基地及於該生產基地生產的兩種農產品取得有機食品發展中心的有機食品認證。本集團亦已為另一個生產基地及於該基地生產的農產品由有機食品發展中心取得有機改造認證(一種對進行有機改造過程中的生產基地的臨時認證)。現時無法保證本集團將可為其所有或任何產品或生產基地取得有機或綠色食品認證。倘本集團無法為其所有或任何產品或生產基地取得該認證，則將嚴重影響本集團未來在中國及海外有機或綠色食品市場的發展及商業機會。進一步詳情請參閱「業務－農產品業務－產品認證」一段。

有限的保險保障

本集團並無對農作物或牲畜的損失，或自然災害例如乾旱、水災、冰雹、風暴、蟲害或疾病造成的損失購買任何保險。董事相信，在中國，該等風險或損失為不可受保或無法以合理成本投保。由於並無任何保險保障，本集團農產品或畜牧的任何損失均可對本集團構成重大不利影響。有關進一步詳情請參閱「業務－保險及產品責任」一節。

對若干農業原材料倚賴於超大集團

本集團倚賴於超大集團供應三種主要原材料，包括有機肥、植物生長劑及種籽。於截至二零零零年六月三十日止三個年度，本集團的原材料購貨總額分別約33.7%、46.7%及46.9%為來自向超大集團的購貨。本集團已與超大集團訂立一份長期供應協議以確保該等原材料的穩定供應。倘由於任何原因超大集團停止或無法繼續對該等原材料的供應(包括由於超大集團不遵守有關供應協議的責任，因而根據其條款，該協議被終止)，而本集團無法向其他供應商購買或尋求該等原材料的來源或其他具相同成本及質量的代替品，則可對本集團的業務及經營業績構成重大不利影響。有關進一步詳情請參閱「業務－與控股股東及超大集團的關係」一節。

商標保護

本集團於其銷售的農產品使用「超大」品牌名稱及商標。董事相信，本集團透過使用「超大」品牌已建立其特殊的市場標誌。受歡迎的消費產品品牌易成為偽造對象，這種現象在中國是一個相當嚴重的問題，有跡象顯示中國政府有意嚴格執行法例及行政措施以打擊及控制侵犯知識版權行動。該等冒牌活動如大規模進行的話，可對「超大」品牌形象及對本集團的業務造成重大不利影響。有關進一步詳情請參閱「業務－知識產權」一節。

對主要管理層人員的倚賴

本集團的業務經營倚賴於少數主要管理層人員，主要包括執行董事於農業方面的經驗及專才。本集團日後的業績將於頗大程度上倚賴該等人員的努力。倘由於任何原因失去任何主要管理層人員的服務均可對本集團的業務造成重大不利影響。

增值稅

根據中國稅務法例及條例，由出售自己生產農產品的所得款項可免交增值稅，而出售購買的農產品則須繳付17%增值稅。本集團農產品及牲畜的銷售可免交增值稅，而購自第三者的副食品的銷售則須繳付增值稅。現時無法保證將來本集團可繼續免交增值稅。有關本集團農產品及牲畜增值稅的任何變動或增加均可對本集團的業績及財務狀況造成重大不利影響。有關進一步詳情請參閱「財務資料－稅務及遺產稅」一節。

稅務優惠

根據中國稅務法例及條例，營業年期長達十年以上的外商投資企業一般可於外商投資企業錄得應課稅盈利年度後的首兩年享有完全豁免中國企業所得稅，而其後的三年則豁免50%所得稅。所有設立於中國福建省經濟開發區的外商投資企業，根據適用於該經濟開發區的有關所得稅法例，須繳付24%企業所得稅，而中國的業務企業一般須繳付33%的企業所得稅。

本集團在中國的兩個主要附屬公司，超大現代農業及超大綠色農業分別於一九九九年十二月二十九日及二零零零年五月二十日轉為外商投資企業。於轉為外商投資企業日期之前，超大現代農業及超大綠色農業須繳付33%稅率的中國企業所得稅。由轉為外商投資企

業日期起，則可享受上述適用於外商投資企業的稅務優惠。倘本集團不再享有該等稅務優惠或於任何方面被修訂而令本集團的受惠減少(不論是否由於政府政策的改變或其他方面)，則均可對本集團經營業績及財務狀況構成重大不利影響。請參閱「財務資料－稅務及遺產稅」一段。

股息

本公司的全資附屬公司，Timor Enterprise宣派截至二零零零年六月三十日止年度股息人民幣20,000,000元。然而，本集團無法保證未來的股息將可與過往的股息相同或會否宣派任何股息，而有意投資的人士應留意，過往的股息不可作為未來股息的釐定基準或依據。

本公司任何未來股息的宣派、派付及款額將由董事全權決定，其中將倚賴於本集團的經營業績、現金流量及財務狀況、經營及資本需要及當時出現的其他有關因素。

與中國農業有關的風險

政府政策的變動

中國的農業須遵守政府不時實施的各項政策。該等政策可能對整個或部分農業有重大影響。例如中國政府可能對原材料的分銷及價格、產品價格及銷售實行控制，亦可能給予補貼或優惠待遇(例如以稅務優惠或特惠的融資安排)。

本集團的農產品或牲畜現時均毋須受政府對原材料供應、生產、產品價格或銷售的任何管制。然而，無法保證該情況可否得到保持。倘本集團的農產品或牲畜須受政府任何方式的管制，則可能會對本集團的業務及經營業績構成重大不利影響，視乎該管理的性質及程度和本集團作出相應調整的能力。

根據中國的稅務法例，本集團本身生產的農產品可享受免交增值稅。倘本集團由於政府政策的變動或其他原因不再繼續享有現時所享受的優惠或其他優惠，則可對本集團的盈利能力及經營業績構成重大不利影響。

價格的波動

本集團的農產品及牲畜並不受政府價格管制、產品配額或限制所影響。於過往，本集團農產品或牲畜的價格一般並無經歷過重大波動。然而，現時無法保證本集團農產品或牲畜的價格將來不會受市場價格波動影響。倘例如市場供應過剩，本集團農產品或牲畜的市

價可能會大幅下調。倘發生這種情況，則可能對本集團的業務及經營業績造成不利影響。有關進一步詳情請參閱「業務－價格政策」一節。

競爭

一般而論，中國的農業行業有無數的參與者，包括國有、集體所有、私人擁有農業企業及個人。本集團現時以其高質量的農產品和牲畜與數目眾多的國內生產商及供應商相競爭。有關進一步詳情請參閱「業務－競爭」一節。

中國現時向進口農產品徵收關稅與非關稅等關卡及配額。該等措施主要為保護國內生產商面對來自外商的競爭。中國現時正尋求加入世貿組織，而該組織則對其成員國家的貿易及關稅進行監管。倘及當中國成為世貿組織成員，中國可能需減低許多現行的進口關稅，包括進口農產品的關稅，並取消配額及其他進口限制。此將導致本集團須面對更激烈的市場競爭，因為外來競爭者爭相進入中國的農產品市場。現時無法保證該等競爭的增加將不會對本集團的業務或盈利能力造成重大不利影響。

成為世貿組織成員的影响

中國已與多個世貿組織成員，包括美國、歐盟國家及日本訂立雙邊世貿協議，並正與其他世貿組織成員進行商談。該等世貿協議相信可有助於中國順利加入世貿組織。根據中國與美國於一九九九年十一月十五日訂立的雙邊協議，中國同意將關稅全面平均下降約17%，而配額與其他數量限制將於兩年至五年內取消。尤其是，對美國優先農產品的平均關稅將於二零零四年由31.5%下降至14.5%。董事預期中國降低進口關稅及取消農產品配額與其他進口限制將增加來自海外農產品的競爭。現時無法保證競爭的增加將不會對本集團的業務或其盈利能力造成重大不利影響。

自然災害

本集團的農產品及畜牧業務極易受自然災害及惡劣天氣影響，例如乾旱、水災、地震、冰雹、風暴、蟲害及疾病。據報導，於近年來，中國的多個地區曾經歷過嚴重水災，對農作物及牲畜造成廣泛損失。本集團於過往並無由於自然災害而受到任何重大不利影響，但本集團經營的業務仍極易受自然災害風險的影響。在本集團生產基地或牲畜繁殖設施鄰近地區所發生自然災害均可造成農作物產量及牲畜數目大量減少、農場、繁殖或其他設施或設備受重大破壞或摧毀，繼而對本集團的業務、收入及盈利造成不利影響。有關進一步詳情請參閱「業務－保險及產品責任」一節。

環境責任

中國有監管農業生產中濫用化學殺蟲劑及保護農地的法例及條例。由於本集團在其培植過程中並無使用化學殺蟲劑，故該等法例及條例對本集團並不適用。但無法保證有關環保的法例或條例的變動會否令本集團須提高或增加環保設施而須付出巨額資金開支。倘發生該等情況，則可對本集團的生產成本及其盈利能力構成重大不利影響。有關進一步詳情請參閱「業務－環保問題」一段。

與中國有關的風險

政治與經濟的考慮

本集團的業務，尤其是其中國的未來業務發展計劃，乃倚賴於(其中包括)中國現行的經濟及政治狀況。中國經濟傳統上為計劃經濟。雖然中國政府自從一九七八年執行經濟改革的開放政策，中國經濟的大部份仍在五年計劃及國家年度計劃下運作。透過該等計劃及其他經濟措施，例如外滙管制、稅項及限制外資參與國內各行業市場，中國政府對經濟施加相當大的直接及間接影響。中國政府實施的大部份經濟改革為無先例或屬試驗性，並預計會予以修正及改進。其他政治、經濟及社會因素亦可導致對改革措施的進一步修訂。該修正及改進過程對本集團的經營及未來業務發展不一定會有正面的影響。本集團的營運業績可能會由中國經濟及社會狀況的變動及中國政府政策上的變動造成不利影響，例如法例及條例上的變動(或官方有關的詮釋上)、為控制通貨膨脹可能引進的措施、稅率或徵稅方法的變動及對貨幣兑換的額外限制。

法律方面的考慮

中國的法律制度為民法制度。與普通法不同的是，民法制度乃基於成文法規，而已判法律個案並無先例價值。於一九七九年，中國開始頒佈一個全面的法律制度，其後並引進多項法例及條例以對中國的經濟及商業提供一般指引，並定出外商投資的法例。對頒發與經濟事宜例如企業組織及管制、外商投資、商業、稅務及貿易有關法例及條例已取得進步。新法例的頒佈、現行法例的變動及以國家法例取代地方條例可對本集團的業務及前景構成負面沖擊。此外，由於該等法例、條例及法律規定相對較新，其詮釋及執行涉及頗大不明朗因素。

貨幣兌換及滙率

本集團倚賴於以人民幣結算的收入以支付股息或滿足其他外滙的需要。中國人民銀行(「人民銀行」)及國家外滙管理局(「外滙管理局」)(中國人民銀行管轄下)對人民幣兌換外幣予以管制。根據現行的統一浮動滙率體制，人民銀行每日均按上一日的人民幣銀行同業滙率，公佈人民幣兑美元的滙率(「人民銀行滙率」)。授權進行外幣買賣的財務機構可根據市場情況按人民銀行滙率授權的一定浮動幅度內進行外滙交易。

自一九九六年後，中國政府頒發幾項關於外滙管制的規則，條例及通知(「各項條例」)，主要為放寬對人民幣兌換外幣的管制。根據各項條例，外商投資企業必須在獲授權進行外滙交易的銀行設立一個「往來賬戶」及一個「資本賬戶」。現時，外商投資企業可在指定外滙銀行將人民幣兑換為外滙以支付「往來賬戶交易」(按各項條例的定義)，包括根據董事會決議案授權有關公司分派盈利或股息所支付的股息，而毋須經外滙管理局批准。對於供「資本賬戶交易」(按各項條例的定義)的人民幣兑外滙的轉換，包括收取外滙及支付貸款、出資及購買固定資產，則仍須受限制及獲外滙管理局批准，方可進行。

本集團在中國的兩間主要附屬公司超大現代農業及超大綠色農業均為各項條例可適用的外商投資企業。然而，現時無法保證本集團將來能否獲得足夠的外滙以支付股息或滿足其他外滙的需要。

人民幣的幣值乃隨中國政府政策及國際經濟和政治發展的變動影響。於一九九四年前的幾年內，人民幣曾經對大部分主要貨幣貶值。自一九九四年後，人民幣兑美元的官方滙率大致穩定。然而，現時無法保證人民幣兑其他貨幣不會波動或人民幣不會貶值。由於本集團可能無法有效避免受人民幣貶值的影響，現時無法保證日後人民幣及其他貨幣滙率上的變動將不會對本集團的經營業績及財務狀況造成不利影響。

與本售股章程所載陳述有關的風險

事實及統計數字

本售股章程內有關本行業的若干數據，乃源自多份官方及非官方刊物。該等資料並未經本集團獨立核實，故可能不準確、完整及／或已予更新。本集團對該等陳述的正確或準確程度沒有作出聲明，因此，該等資料不可過份依賴。

董事對本售股章程內容的責任

本售股章程所載資料均符合公司條例、一九八九年香港證券(在證券交易所上市)規則(以經修訂者為準)及有關本公司向公眾提供資料的上市規則。各董事願共同及個別對本售股章程所載資料的準確性負全責，及於作出一切合理查詢後確認，就彼等深知及確信，本售股章程並無遺漏任何其他事項，致使有關內容有所誤導。

發售股份只會根據本售股章程所載的資料及聲明提呈發售。任何人士不得就股份發售提供本售股章程所載者以外的資料或聲明，而本售股章程所載者以外的資料或聲明亦不得視作已獲本公司、包銷商、彼等各自之董事或參與股份發售的其他人士授權而予以依賴。

包銷

本售股章程乃就股份發售而刊發，而工商東亞為全球協調人、牽頭經辦人兼保薦人。股份發售包括配售及公開發售。配售由配售包銷商全數包銷，而公開發售由公開發售包銷商全數包銷。有關包銷安排的資料載於本售股章程「包銷」一節。

釐定發售價

發售股份的發售價預期將由工商東亞(代表包銷商)與本公司於二零零零年十二月九日下午五時之前或工商東亞(代表包銷商)與本公司可能同意的較後日期釐定，惟在任何情況下不得遲於二零零零年十二月十四日下午五時正。**倘工商東亞(代表包銷商)與本公司無法於二零零零年十二月十四日下午五時正就發售價達成協議，則股份發售將不會進行。**

發售股份將僅於若干司法權區提呈發售

本公司並無在香港以外的任何司法權區採取任何行動，以便獲准在香港以外的任何其他司法權區提呈公開發售股份或分派本售股章程。於若干司法權區派發本售股章程及提呈發售或出售發售股份，乃受法律限制。倘於任何司法權區提呈發售或邀請為不合法，則任何人士不得於該等地區使用本售股章程作提呈發售或邀請用途。本公司及包銷商要求擁有本文件的人士須了解及遵守該等限制。

美國

發售股份並無亦不會根據美國證券法或任何一個州的證券法登記，且不得在美國提呈發售、出售或分派，亦不得提呈發售或出售予美籍人士或以美籍人士為受益人而提呈發售或出售，惟獲美國證券法登記規定豁免的若干交易則除外。本段所用詞語具有與S條例或第144A條規定所賦予的相同涵義。

發售股份將根據S條例於美國境外向非美籍人士提呈發售及出售。包銷協議規定，只有工商東亞批准的若干包銷商，可透過彼等各自的銷售代理及／或配售代理，根據第144A條規定，安排在美國僅向合資格機構買家提呈發售及出售發售股份。

發售股份並未獲美國證券交易委員會、任何美國州際證券交易委員會或美國任何其他監管機構批准或不批准，而上述有關當局亦不曾對提呈發售股份的價值或本售股章程的準確性及完整性予以通過或確定。任何違背上述而在美國境內作提呈的行動均屬犯法。

英國

本售股章程並無獲英國法定人士批准，亦無在英國公司註冊處登記。發售股份不得於英國提呈或出售，惟售予日常業務為購買、持有、管理或出售投資項目(不論以當事人或代理人身份)的人士，或在英國並無及將不會構成一九九五年公開發售證券條例所指定的公開發售則除外。此外，並無人士可向任何英國人士發出或呈送所接獲的任何有關股份發售的文件，除非該人士為一九八六年金融服務法一九九六年(投資廣告)(豁免)令(以經修訂者為準)第11(3)條所述類別的人士或可合法獲發出或呈送該類文件的人士。

新加坡

本售股章程並無亦不會向新加坡公司及商業註冊處登記。因此，本售股章程及有關提呈股份發售的任何其他文件或資料不得在新加坡流通或派發，或不得直接或間接提呈發售或出售發售股份、或不得直接或間接向新加坡公眾人士提出認購或購買發售股份之邀請或建議，惟(i)新加坡公司法第50章(「新加坡公司法」)第106C條所述的機構投資者或其他人士；(ii)根據新加坡公司法第106D條及在其條件規限下資深投資者；或(iii)根據新加坡公司法的任何其他適用條文及在其條件之規限下向其他人士而進行者則除外。新加坡公司及商業註冊處對本售股章程或上述任何文件的內容概不負責。

日本

股份發售並未亦不會根據日本證券及交易法(「證券及交易法」)登記，亦不會在日本直接或間接提呈、重新提呈、出售或重新出售，或提呈發售或出售予任何日本居民或以日本居民為受益人提呈發售或出售，惟(i)獲豁免證券及交易法的登記規定；及(ii)遵照日本法例的任何其他適用條文則除外。

台灣

股份發售並未亦不會根據證券交易法及外國發行商證券發售及發行指引向台灣證券及期貨交易所註冊登記。故此，發售股份將不會直接或間接在台灣提呈發售或提呈認購或收購。

開曼群島

發售股份不得向開曼群島公眾人士提呈發售。

各根據股份發售購入發售股份之人士將須確認或因購入發售股份而被視為確認其知悉本售股章程所述提呈發售及出售發售股份之限制。

股份發售架構及條件

股份發售架構及條件進一步詳情，包括超額配股權的詳情，載於本售股章程「股份發售的架構」一節。

申請於聯交所上市

本公司已向聯交所上市委員會申請批准其現有已發行股份、根據資本化發行須予發行的股份及根據股份發售將予發行的股份(包括因行使超額配股權將須發行的任何股份)及因行使首次公開招股前的購股權計劃及購股權計劃所授予的任何購股權將須發行的股份在聯交所上市及買賣。

本公司的任何股本概無在任何其他證券交易所上市或買賣，而本公司現時亦無或建議尋求股份在任何其他證券交易所上市或買賣。倘由二零零零年十二月八日起三個星期完結或可能之較長時間(不超逾六個星期)的該三個星期內，聯交所通知本公司股份已被拒絕批准於聯交所上市及買賣，則對任何申請所作的配發將失效。

股份開始買賣

股份的買賣預期將於二零零零年十二月十五日左右開始。股份的每手買賣單位將為2,000股。

股份獲中央結算系統接納為合資格證券

待股份獲准於聯交所上市及買賣，並符合香港結算股份的收納規定後，股份將獲香港結算接納為合資格證券，由股份於聯交所開始買賣日期或於香港結算選擇的任何其他日期

起，可在中央結算系統內寄存、結算及交收。聯交所參與者間交易的交收必須於任何交易日後第二個營業日於中央結算系統進行。

於中央結算系統的所有活動均須依據中央結算系統當時有效的一般規則及運作程序規則進行。

本公司已為確保股份獲接納加入中央結算系統作出一切必需安排。倘 閣下不清楚中央結算系統交收安排的詳情及該等安排如何影響 閣下的權利及權益， 閣下應諮詢 閣下的股票經紀或其他專業顧問。

建議尋求專業稅務意見

倘 閣下對認購、購買、持有或出售、買賣發售股份或行使任何有關參與發售股份的權利所涉及的稅務有疑問， 閣下應諮詢專家的意見。必須強調，本公司、包銷商、任何彼等各自之董事、代理或顧問或任何參與股份發售的其他人士對任何人士因認購、購買、持有或出售、買賣發售股份或行使任何有關股份發售股份的權利而產生的任何稅務後果或負債概不承擔任何責任。

印花稅

所有配售股份將登記於本公司股東名冊香港分冊。買賣名冊上的股份將須繳納香港印花稅。

董　事

董事

姓名	地址	國籍
執行董事		
郭浩	香港 灣仔 港灣道1號 會景閣西座20樓17室	中國
葉志明	香港 新界 沙田富豪花園 碧華閣8樓D座	中國
趙娜麗	香港 灣仔 港灣道1號 會景閣西座20樓17室	中國
李延	中國 福州350002 金山 福建農業大學 東遠22-603	中國
獨立非執行董事		
黃廣志	香港 淺水灣道11號15樓B	中國
林順權	中國 廣州510642 天河武山 華南農業大學園藝部	中國

全球協調人、牽頭經辦人及保薦人	工商東亞融資有限公司 香港 中環康樂廣場1號 怡和大廈42樓
配售包銷商及 公開發售包銷商	工商東亞融資有限公司 香港 中環康樂廣場1號 怡和大廈42樓
	中銀國際亞洲有限公司 香港 花園道1號 中銀大廈35樓
	東亞銀行有限公司 香港 德輔道中10號 東亞銀行大廈8樓
	加拿大怡東融資有限公司 香港 皇后大道中2號 長江集團中心20樓2001室
	嘉華金融有限公司 香港 皇后大道中99號 中環中心63樓6310-6312室
	凱基證券亞洲有限公司 香港 中環花園道3號 亞太金融大廈27樓

申銀萬國融資(香港)有限公司
香港
花園道3號
萬國寶通廣場
萬國寶通銀行大廈28樓

新鴻基國際有限公司
香港
金鐘道88號
太古廣場第一座12樓

大福證券有限公司
香港
中環皇后大道中16-18號
新世界大廈25樓

本公司法律顧問	香港法律： 趙天岳•鍾子良律師事務所 香港 花園道3號 萬國寶通廣場 亞太金融中心26樓

中國法律：
福建創元律師事務所
中國
福建省福州市
湖東路中山大廈28樓
郵編350003

開曼群島法律：
Maples and Calder Asia
香港
中環
港景灣1號
國際金融中心第一座1504室

包銷商法律顧問	香港法律： 史密夫律師行 香港 中環畢打街11號 告羅士打大廈23樓
	有關美國證券及 聯邦稅務法律的若干事宜： 美富律師事務所 香港 皇后大道中30樓 娛樂行23樓
核數師及聯席 申報會計師	羅兵咸永道會計師事務所 *執業會計師* 香港 中環太子大廈22樓
	陳葉馮會計師事務所有限公司 *執業會計師* 香港 銅鑼灣軒尼詩道500號 興利中心37樓
物業估值師	西門（遠東）有限公司 香港 灣仔灣仔道165-171號 三聯大廈15樓
主要往來銀行	渣打銀行 香港 中環置地廣場 公爵大廈8樓
	中國工商銀行（亞洲）有限公司 香港 皇后大道中122-126號 工銀大廈

公司資料

註冊辦事處	P.O. Box 309 George Town Grand Cayman Cayman Islands British West Indies
香港總辦事處及 主要營業地點	香港 灣仔港灣道26號 華潤大廈27樓2705室
公司秘書	李志輝
審計委員會	黃廣志 林順權
法定代表	郭浩 葉志明
股份過戶登記處	雅柏勤證券登記有限公司 香港 中環太子大廈2401室
主要往來銀行	中國工商銀行 中國 福建省福州市 東路43號
	福建興業銀行 中國 福建省福州市 湖東路154號
	中信實業銀行 中國 福建省福州市 湖東路99號

本節所載的資料乃摘錄自多份官方及非官方刊物或從與有關政府或行業團體或組織的研討中獲取，該等資料並非由本公司、包銷商、其各自董事及顧問所編製及未經任何獨立核實。

中國的農業行業

一般情形

農業在中國經濟扮演一個非常重要的角色。於一九九八年，中國主要行業的國內生產值約達人民幣14,600億元，約相當於中國國內生產總值18.7%。中國的農業從一九九零年至一九九八年期間經歷過15.6%顯著的年累積增長率。下表所示為由一九九零年至一九九八年期間中國農業生產值的增長：

中國農業生產值

	耕種 (人民幣十億元)	畜牧業 (人民幣十億元)	總農業行業 (包括耕種、畜牧業、漁業及林業) (人民幣十億元)
一九九零年	495	197	766
一九九一年	515	216	816
一九九二年	559	246	908
一九九三年	661	301	1,100
一九九四年	917	467	1,575
一九九五年	1,188	605	2,034
一九九六年	1,354	602	2,236
一九九七年	1,385	681	2,376
一九九八年	1,424	700	2,452
複式年增長率(%)	**14.1%**	**17.2%**	**15.6%**

資料來源：一九九九年中國統計年鑑

政府政策

鑑於農業對經濟的重要性，中國政府將農業的發展置於首要地位。為鼓勵對農業的投資，中國政府向從事農業業務的企業提供各項優惠待遇。包括例如，根據現行中國稅務法例，出售本身生產的農產品可豁免繳交增值稅。該等優惠政策反映中國政府為中國農業提供中期至長期有力支援的決心。

生產及消費

以中國截至一九九八年年底的逾十二億人口，中國為世界上人口最多的國家之一，佔世界人口逾20%。可是，中國所擁有的農地，僅佔世界農地總面積約7.0%。

自一九七零年代末中國開始其經濟改革後，工業化及城市化的加劇成為中國農地總面積增加受限制的主要因素。中國農地的農地耕種總面積僅由一九八零年的146,400,000公頃輕微上升至一九九八年的155,700,000公頃，而於同時期人口卻由約九億八千萬增加至約十二億五千萬。這表示中國農地的人均耕種面積由一九八零年的0.148公頃減少15.5%至一九九八年的0.125公頃。鑑於人均農地面積的減少，中國農業的發展已集中於改進產量及農業生產值，而董事預期在未來的幾年將繼續循此方向發展。

中國的蔬菜及水果的生產

與大米或小麥等可滿足人口基本消費需要的作物相比，蔬菜及水果的消費則與生活水平的增長成比例，近年來，蔬菜及水果已成為中國農產品產量增長最強勁的產品。下表所示為由一九九零年至一九九八年耕種總面積與蔬菜果園面積以及水果產量與小麥和大米增加的比較。

中國農作物耕種面積

	蔬菜		果園(水果)		農作物總耕種面積
	(千公頃)	(耕種總面積百分比)	(千公頃)	(耕種總面積百分比)	(千公頃)
一九九零年	6,338	4.3%	5,179	3.5%	148,362
一九九一年	6,546	4.4%	5,318	3.6%	149,586
一九九二年	7,031	4.7%	5,818	3.9%	149,007
一九九三年	8,084	5.5%	6,432	4.4%	147,741
一九九四年	8,921	6.0%	7,264	4.9%	148,241
一九九五年	9,515	6.3%	8,098	5.4%	149,879
一九九六年	10,491	6.9%	8,553	5.6%	152,381
一九九七年	11,288	7.3%	8,648	5.6%	153,969
一九九八年	12,293	7.9%	8,535	5.5%	155,706
複式年增長率(%)	8.6%		6.4%		0.6%

資料來源：一九九九年中國統計年鑑

中國主要農作物產量

	大米 (千噸)	小麥 (千噸)	水果 (千噸)
一九九零年	189,330	98,230	18,744
一九九一年	183,810	95,950	21,761
一九九二年	186,222	101,587	24,401
一九九三年	177,514	106,390	30,112
一九九四年	175,933	99,297	34,998
一九九五年	185,226	102,207	42,146
一九九六年	195,103	110,569	46,528
一九九七年	200,735	123,289	50,893
一九九八年	198,713	109,726	54,529
複式年增長率(%)	0.6%	1.4%	14.3%

資料來源：一九九九年中國統計年鑑

有機農業的發展

有機農業與非有機農業

有機農業包括所有從環境上、社會上及經濟上促進食物及纖維健康生產的農業系統。該等系統將土壤的肥沃程度視為成功生產的關鍵因素，極力主張保存植物、動物及景色的天然功能，並針對將農業及環境質素的全面優化。有機農業透過禁止使用化學合成肥料、殺虫劑及農藥而大大減少外加物。相反的，該系統讓自然定律的力量來提高產量及抵抗力。

非有機農業一般極端倚賴於非有機外加物的使用，包括在培植過程中使用化學肥料及化學殺虫劑，以盡量提高產量並降低生產成本。於過去多年，對在農產品種植中使用化學肥料及化學殺虫劑，已不斷引起消費者對健康的關注，並引起對環境負面影響，包括土壤狀況變壞、地下水乾涸及水源受污染的關注。

作為比較，有機農業較非有機農業有以下的優越性：

- 較有利人類健康：研究的結果不斷顯示殺虫劑對人類的致癌後果。美國環保組織認為所有除草劑的60%、滅菌劑的90%及殺虫劑的30%均有致癌的潛在危險。由於有機食品的種植不使用有毒及持久性的化學物品，因此我們的食物之中的殘餘殺虫劑大為減少。

- 較有利兒童健康：有機農產品特別有利兒童健康，這是由於化學殺虫劑偶殘留在食物內，而兒童成長時新陳代謝率較高，故很可能對兒童更有害。

- 較少污染的水供應：全球中有多個國家的地下水已被非有機農業使用的部份致癌殺虫劑廣泛污染。有機農業則不會造成該等污染。

- 較有利環境：有機種植強調保存所有天然資源的重要性，包括物種及棲息地、土壤礦物能源。

有機農業運動及標準

有機農業遵守國際上所接受的原則，並依照當地的社會經濟、地理氣候及文化準則實施。國際有機農業運動聯合會（「國際有機農業運動聯合會」）為該行業的國際主要非政府組織，制定有機食品標準及促進有機食品的認證。國際有機農業運動聯合會現時在全球逾100個國家擁有超過700個會員組織，並制定一套有機食品的認證標準，以供全球各個國家採用作為發展其本身國家或區域有機食品標準的基準。國際有機農業運動聯合會所制定的有機食品認證的基本原則之一，是所有有機農作物必須在於若干期間內不使用化學物及其他違禁物的土壤種植。此外，於培植過程中，不准使用化學肥料及化學殺虫劑，而空氣及供培植的水源亦必須不受污染。

現時，全球約有130個國家生產經認證的有機食品並進行商業性生產，包括北美洲、南美洲、歐洲、澳洲、亞洲及非洲的國家。

世界的有機食品市場

有機食品的概念於一九二零年代在已發達國家首先出現及於一九五零與一九六零年代由於農產品生產商對非有機農業負面環保影響的不斷醒覺而迅速發展。現時，有機農業在世界各國均獲實行，而受有機管理的農地面積正不斷增加。下表所示為各特選國家有機管理下農地面積的狀況。

	有機管理下農地面積	
	(公頃)	(佔總農業面積百分比)
澳洲	1,736,000	0.38
加拿大	1,000,000	1.34
美國	900,000	0.20
意大利	788,070	5.30
德國	416,318	2.40
阿根廷	380,000	0.22
英國	291,538	1.80
奧地利	287,900	8.40
西班牙	269,465	1.10
法國	234,800	0.80
日本	5,083	0.10
中國	4,000	0.01

資料來源： Organic Agriculture Worldwide - Statistics and Perspectives February 2000

於過去十年，市場對有機農產品的需求不斷迅速擴大。根據聯合國食品及農業組織(「食品及農業組織」)於一九九九年十月發表的一份報告，一九九七年世界有機農產品銷售額超逾100億美元，而主要市場為歐盟國家、美國及日本。其他部份已發展國家對有機農產品的需求亦有穩定增長，例如澳洲及新西蘭。在一些發展中國家，例如中國、埃及和巴西，有機農產品的市場已開始發展。

在各主要市場，有機食品銷售額估計平均佔食品銷售總額的1%至2%之間。雖然看似為低，但於過去十年的增長率卻甚為可觀。食品及農業組織的同一份報告亦顯示，估計美國有機食品銷售額自一九八零年代中期以來，已每年按20%以上的增長率增長，而在法國，估計於過去幾年，有機產品的零售營業額已增加50%。於中期計，董事認為對有機食品的需求將不斷以高比率增長。此外，於大部份有機食品的主要市場，需求遠超國內的供應，因此必需以進口來彌補缺口。因此，向該等市場的出口為供應商提供大量商機。

中國有機及綠色食品工業

於過去十年期間，中國政府已開始越來越重視與農業生產有關的環保及健康問題。鑑於國內及出口方面對有機食品不斷增加的需求，中國政府自一九九零以來一直對促進環保及無化學品農業生產採取積極的角色。中國政府計劃透過發展有機及綠色食品行業以便：

- 消除與非有機農業有關的問題，例如對土壤及水份的污染及生態不平衡；
- 減少以石油化工為基的物料使用在農業生產上；
- 為消費者提供營養豐富、安全、健康及高質素食物產品；及
- 提高中國農業競爭力及增長率。

現時，中國已設立兩個促進無污染優質農產品的官方組織，即有機食品發展中心及中國綠色食品發展中心。

中國的有機食品標準

於一九九四年，中國國家環境保護管理局設立有機食品發展中心，促進中國有機食品行業的生產及發展。有機食品發展中心的主要功能是制定有關規則及條例，監管中國食品市場參與者及管理中國有機食品的認證。有機食品發展中心現時為國際有機農業運動聯合會的會員。

有機食品發展中心已發展一套有關中國有機食品生產、監管，認證及出口的有機食品標準，該等標準為以國際有機農業運動聯合會制定的有機食品生產的廣泛原則為基準。有機食品發展中心制定的主要有機食品生產標準規定：

- 食品生產過程必須禁止使用經基因改造的原材料、化學殺虫劑、化學肥料及其他化合物；及
- 食品生產過程必須遵守天然及生態生長原則，及透過發揮植物、動物及環境的天然功能達取最高產量。

此外，有機食品發展中心所發出的「有機產品認證標準」，是符合國際有機農業運動聯合會制定的有機食品生產及加工基本標準及歐盟所採納的有機農業標準。

中國的綠色食品標準

於一九九二年十一月，中國農業部成立中國綠色食品發展中心，以促進中國生產及發展無污染、安全、高質及營養豐富的食品。中國綠色食品發展中心目前為國際有機農業運動聯合會的會員。

在中國，「綠色食品」為指不經使用有害的化學肥料、殺虫劑及化合物或於生產或加工過程中，僅使用有限的若干指定種類化合物的高質素、營養豐富及無污染食物產品。保護天然資源與生態平衡環境及改善人類健康是發展中國綠色食品行業的兩個主要目的。據中國綠色食品發展中心指出，綠色食品與西方國家的有機、天然或生態食品類似。

中國綠色食品發展中心所制定的綠色食品標準規定：

- 產品或其原材料的來源必須符合綠色食品生產的生態環境標準；
- 食品的生產及加工必須符合綠色食品生產及操作規則；
- 所有產品均須符合產品質量及衛生的標準；及
- 產品的包裝必須符合食品標籤的一般標準及包裝的特別規則。

此外，綠色食品進一步劃分為「AA」級及「A」級，並規定所有生產綠色食品的生產基地必須符合有關環境質量標準，包括空氣、灌溉水及土壤質素等。為達到「AA」級綠色食品標準，必須是使用有機肥料、有機殺虫劑所生產，並必須不含任何有害物質。「A」級綠色食品則可允許在生產中使用少量若干指定種類化學肥料或物質。

國內的生產

根據澳洲昆士蘭省第一產業部於一九九八年發表的一份以「有機食品國際市場」為題的報告，於一九九六年年底，中國共生產逾740種綠色食品產品，包括蔬菜、水果、米、家禽、肉類、蛋、魚、茶及其他經加工食品，較一九九五年增加30%。於一九九六年，中國的綠色食品產量達到3,600,000噸，較一九九五年增加逾70%。

據有機食品發展中心，直至一九九九年，該中心已對逾100種有機食品產品提供認證供國內及出口銷售，而於近年，中國生產的有機食品的種類及產量正不斷持續增加。

需求及消費

於近年，中國的消費者對有機及綠色食品的認識已不斷提高。董事相信，中國的有機及綠色農產品市場具有巨大的潛力，尤其是在一些可供動用收入一般相對較高而對健康食品的關注較強的大城市，例如北京及上海。

根據澳洲昆士蘭省第一產業部一九九八的報告，中國對有機及綠色食品的需求已不斷增加，而預期於未來幾年可達25億美元。除中國國內市場外，董事相信各海外市場(例如日本及澳洲)同樣具有發展有機農產品的美好前景。董事相信，本集團在中國享受的低土地及勞工成本，將可令本集團在海外市場的發展獲得強勁競爭優勢。

中國的牲畜繁殖行業

於過去十年中，隨着中國生活水平的不斷改善，中國肉類消費已顯著增加，而中國牲畜繁殖行業正穩步擴展。雖然現時中國的牲畜數目相當大，但與大部份發達國家所繁殖的相比，其產量仍然較低。

中國於各年年底牲畜數目

	黃牛及水牛 (千頭)	豬 (千頭)	山羊及綿羊 (千頭)
一九九零年	102,880	362,410	210,020
一九九一年	104,590	369,650	206,210
一九九二年	107,840	384,210	207,330
一九九三年	113,160	393,000	217,310
一九九四年	123,320	414,620	240,530
一九九五年	132,060	441,690	278,650
一九九六年	139,810	457,360	303,370
一九九七年	121,760	400,350	255,760
一九九八年	124,350	422,560	269,040
複式年增長率(%)	**2.4%**	**1.9%**	**3.1%**

資料來源：一九九九年中國農業發展報告

中國畜牧產品產量

	牛肉 (千噸)	豬肉 (千噸)	羊肉 (千噸)
一九九零年	1,260	22,810	1,070
一九九一年	1,540	24,520	1,180
一九九二年	1,800	26,350	1,250
一九九三年	2,340	28,540	1,370
一九九四年	3,270	32,050	1,010
一九九五年	4,150	36,480	2,020
一九九六年	4,950	40,380	2,400
一九九七年	4,410	35,960	2,130
一九九八年	4,800	38,840	2,350
複式年增長率(%)	**18.2%**	**6.9%**	**10.3%**

資料來源： 一九九九年中國農業發展報告

世界及中國的布爾山羊繁殖行業

布爾山羊為源自南非的品種。經過南非山羊繁殖商過去多年的精心選種繁殖過程，現時布爾山羊已廣泛地被認為是肉質最佳的羊種之一。布爾山羊以其適應性強、體重迅速增加及產肉量高而著名。一般情形下，布爾山羊可較其他羊種迅速成長，而平均體重可超過100公斤。由於布爾山羊可將這些特性傳給下一代，所以純種布爾山羊在世界上被用以與不同品種的山羊雜交以改善其肉質及產量。於過去二十年，布爾山羊被引入美國、加拿大、德國、澳洲及新西蘭以改良當地羊種的質素。

根據聯合國的食品及農業組織所發表的數字，於中國繁殖的本地成年羊的平均體重約為12公斤，屬於世界上最低者。中國農業部極力鼓勵及支持重整國內的山羊繁殖行業，特別強調繁殖技術及透過將傳統羊與布爾山羊雜交提高國內羊種質素。

概覽

本集團為一個綜合性及現代化農業企業。本集團主要於中國從事農產品及牲畜繁殖業務。本集團及超大集團均為由控股股東所控制，組成中國最大及現代化的綜合性農業企業集團之一。本集團與超大集團利用先進農業生產技術提供種類繁多的農產品、農業原材料及副產品。

農產品業務

本集團於中國從事優質農產品的培植及銷售，包括蔬菜、水果及米，在中國及香港市場為該等產品的主要供應商之一。本集團是中國在農產品生產上實踐以有機或綠色食品標準的培植方法與程序的先驅者之一，並為制定有機食品生產標準及積極促進有機食品認證的主要國際組織國際有機農業運動聯合會的會員。本集團透過在其所有生產基地以實施符合有機食品發展中心(中國的有機產品認證主要組織)制定的有機食品標準或中國綠色食品發展中心(中國的綠色產品認證主要組織)制定的綠色食品標準的培植方法及程序來生產優質、天然及無污染農產品。

於二零零零年九月三十日，本集團在中國多個主要省份經營二十個生產基地，包括約逾2,811公頃(42,138畝)農地，其中八個生產基地約1,217公頃(18,240畝)農地為位於福建省；而十二個生產基地約1,594公頃(23,898畝)農地為位於中國其他省份。現時本集團的農產品售予農產品批發市場的批發商、直銷予機構客戶(包括酒店、超級市場、醫院、學校、政府及非政府組織)、及透過本集團在中國多個主要城市經營的專賣店及本集團在福建省多個住宅屋邨與商業區設立的臨時攤位與櫃枱向零售客戶作零售。為加強其農產品的銷售，本集團亦在其專賣店出售各種副食品。海外銷售包括本集團向香港直銷及售予中國已建立完善網絡的貿易公司，而該等貿易公司繼而將其農產品出口海外。

畜牧業務

除農產品業務外，本集團亦從事於牲畜的繁殖及銷售。本集團是將純種布爾山羊由南非進口中國供商業性繁殖的先驅者之一。布爾山羊原產自南非，供羊肉生產的最優質山羊品種之一。於二零零零年九月三十日，本集團在中國廣東省高明市楊梅鎮及福建省福州市

晉安區經營兩個山羊繁殖設施。本集團將所繁殖的純種布爾山羊售予中國國內繁殖商供與中國傳統羊種雜交以生產雜交山羊品種及改善羊肉質量及產量。本集團亦進行胚胎移殖及激素刺激加速排卵法技術的研究以便可以更具成本效益進行商業性繁殖布爾山羊。

按產品分類的收入

下文所載列為截至二零零零年六月三十日止三個年度及截至二零零零年九月三十日止三個月本集團按產品分類的營業額詳細資料。

	截至六月三十日止年度			截至九月三十日止三個月
	一九九八年	一九九九年	二零零零年	二零零零年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
農產品				
蔬菜	11,707	60,934	128,820	116,657
水果	8,548	8,916	15,233	15,315
米	—	—	—	7,286
	20,255	69,850	144,053	139,258
副食品產品	—	1,346	3,255	1,118
牲畜	3,160	5,795	6,917	3,360
營業總額	23,415	76,991	154,225	143,736

	截至六月三十日止年度			截至九月三十日止三個月
	一九九八年	一九九九年	二零零零年	二零零零年
	%	%	%	%
農產品				
蔬菜	50.0	79.2	83.5	81.2
水果	36.5	11.6	9.9	10.7
米	—	—	—	5.1
	86.5	90.8	93.4	97.0
副食品產品	—	1.7	2.1	0.7
牲畜	13.5	7.5	4.5	2.3
營業總額	100.0	100.0	100.0	100.0

集團架構

下表所示為資本化發行及股份發售（假設超額配股權不獲行使）完成後本集團成員的主要業務活動及股權架構：


郭浩先生
趙娜麗女士
葉志明先生
吳文種先生
張衛新先生
公眾股東
90%
10%
100%
100%
100%
Kailey Investment Limited (英屬處女群島)
Young West Investments Ltd. (英屬處女群島)
Sin Fung Investment Ltd. (英屬處女群島)
Jumbo Jade Invesment Ltd. (英屬處女群島)
55.875%
12.75%
3.375%
3.00%
25.00%
超大現代農業（控股）有限公司
(開曼群島)
投資控股
100%
Timor Enterprise Limited
(英屬處女群島)
投資控股
100%
100%
香港超大蔬果有限公司
(香港)
農產品的分銷
福州超大現代農業發展有限公司
(中國外商獨資企業)
農產品培植及銷售
90%
10%
福建超大綠色農業發展有限公司
(中國中外合營企業)
農產品培植及銷售
95%
5%
福建超大畜牧業有限公司
(中國有限公司)
牲畜繁殖及銷售

歷史及發展

概覽

本公司於二零零零年八月二十四日在開曼群島註冊成立，而經公司重組後成為本集團最終控股公司。有關公司重組的進一步詳情載於本售股章程附錄五「有關本公司進一步資料」一節「公司重組」一段。

業務發展

農產品業務

本集團於一九九七年初首次開始從事於農產品業務。於一九九七年二月，本集團在福建省惠安縣黃塘鎮設立其首個生產基地，並由當地政府取得農場租用權，而開始培植及出售各種蔬菜及水果。本集團其後在福建及中國其他省份再建立多個生產基地。

於一九九七年及一九九八年，本集團的農產品主要售予中國農產品批發市場的批發客戶以及機構客戶(包括酒店、超級市場、醫院、學校、政府及非政府組織)。本集團於一九九九年初在中國福建省福州市設立及經營其本身的專賣店，以便直接向零售客戶銷售其農產品。此後，本集團在中國其他地區建立更多的專賣店。

於一九九九年一月，為加強其研究開發能力，本集團向福州市農業局租用黃山高科技農場，從而提供本集團進行耕種與培植方法及農業科學研究的主要設施。

現時，本集團已發展成為中國及香港優質農產品主要供應商之一。下表所載列為於截至二零零零年六月三十日止三個年度各年及截至二零零零年九月三十日止三個月本集團於中國的生產基地與專賣店數目的增長。

	於 一九九八年 六月三十日	一九九九年 六月三十日	二零零零年 六月三十日	二零零零年 九月三十日
生產基地				
省份	福建省	福建省	福建省	福建省 海南省 江蘇省 遼寧省 山東省 廣東省 陝西省
生產基地總數	3	5	5	20
農地總面積				
一畝	3,050	8,300	15,893	42,138
一公頃	203	553	1,060	2,811
專賣店				
省份	—	福建省	福建省 江蘇省	福建省 江蘇省 廣東省
銷售點總數	—	8	10	11

畜牧業務

除其農產品業務外，本集團於一九九七年初開始從事於牲畜繁殖業務。本集團由南非引進最優質的純種布爾山羊，作為羊肉類生產、繁殖及銷售予國內的山羊繁殖商供進一步與國內羊種雜交配種。本集團於一九九九年一月在中國廣東省高明市楊梅鎮設立其首個山羊繁殖設施。於一九九七年八月，本集團由南非進口首批的300隻純種布爾山羊，而於一九九八年十二月，本集團由南非進口其第二批共125隻純種布爾山羊。於一九九九年五月，本集團的山羊繁殖設施及對布爾山羊繁殖技巧的研發，獲福建科學技術委員會列為重點科學計劃。最近本集團在福建省福州市晉安區建立另一個山羊繁殖設施。

資本架構及公司重組

下文所載乃本集團資本的變動及主要附屬公司的股權架構。

超大現代農業

超大現代農業，前稱福州天翔電子有限公司(「福州天翔」)，於一九九四年十二月一日在中國註冊成立為一間有限公司，投資總額及註冊資本為人民幣1,000,000元。於成立後，福州天翔主要從事於電子元件及其他耐用品的銷售與供應的業務，其股份權益由郭浩先生持有80%而郭先生妻舅趙斌先生持有20%。於一九九七年一月，福州天翔改名為福州天翔實業有限公司，並將列明於其營業執照的業務範圍擴大至包括農產品的培植與銷售。於一九九九年十一月，福州天翔進一步改名為超大現代農業，並重新界定其列於營業執照的業務範圍為農產品的培植與銷售。

於一九九九年十二月，Timor Enterprise與郭浩先生與趙斌先生訂立一份股份轉讓協議，據此，Timor Enterprise向郭浩先生及趙斌先生收購其各自所持超大現代農業的全部股份權益，代價合共為人民幣5,000,000元現金。該代價已全數繳足。由於該股份權益的轉讓，超大現代農業被轉為外商獨資企業，其投資總額及註冊資本為1,000,000港元，經營期限至二零二九年十二月二十七日。於二零零零年一月，超大現代農業進一步將其投資總額及註冊資本增加至6,000,000港元。該投資總額及註冊資本均已繳足。

超大蔬果

超大蔬果於一九九九年十二月二十日在香港註冊成立為有限公司，其前稱為Supreme Bonus Vegetable & Fruits Limited，主要在香港從事農產品的分銷。於二零零零年七月七日之前，超大蔬果的股份權益分別由郭浩先生擁有64.5%、葉志明先生17.0%、趙娜麗女士(郭浩先生配偶) 10.0%、吳文種先生4.5%及張衛新先生4.0%。於二零零零年七月七日，Timor Enterprise收購超大蔬果的全部已發行股本。

超大綠色農業

超大綠色農業於一九九九年一月十四日在中國成立為有限公司，投資總額及註冊資本為人民幣3,000,000元，主要為從事農產品的培植及銷售。於成立後，超大綠色農業的股份權益由福建超大微生物有機肥有限公司(「福建超大微生物」)(超大集團一成員，其後超大集團轉變為福建超大集團有限公司)持有70%，而由一間中國實體及獨立第三者福建文成經貿發展有限公司(「福建文成」)持有30%。

於二零零零年一月，超大現代農業及超大蔬果與福建超大微生物及福建文成訂立兩份不同的股份轉讓協議，據此，(i)超大現代農業向福建超大微生物收購超大綠色農業的70%股份權益，代價為人民幣2,100,000元；及(ii)超大蔬果向福建文成收購超大綠色農業的30%股份權益，代價為人民幣900,000元。該兩項轉讓的代價，是按福建超大微生物及福建文成於超大綠色農業的註冊資本的出資額，並均已繳足。由於該股份權益的轉讓，於二零零零年五月，超大綠色農業被轉為中外合營企業，經營期限至二零三零年四月二十九日，並進一步將其投資總額及註冊資本增加至人民幣4,000,000元。

於二零零零年六月，超大蔬果及超大現代農業訂立一份股份轉讓協議，據此，超大蔬果以現金代價人民幣2,400,000元向超大現代農業收購超大綠色農業的60%股份權益。該代價經已繳足。由於該項轉讓，超大綠色農業的股份權益由超大蔬果持有90%，及由超大現代農業持有10%。其後，於二零零零年六月，超大綠色農業進一步將其投資總額及註冊資本增加至人民幣6,000,000元。該等註冊資本及投資總額均已繳足。

超大畜牧

超大畜牧於一九九八年十二月十五日在中國首次成立為有限公司，投資總額及註冊資本為人民幣2,800,000元，經營期限至二零二三年十二月十五日，主要從事於牲畜的飼養、繁殖及銷售。於成立後，超大畜牧的股份權益由福建超大微生物持有60%，及由福建文成持有40%。超大畜牧的投資總額及註冊資本已全部繳足。

於二零零零年一月，根據三份不同的股份轉讓協議，(i)超大綠色農業向福建超大微生物收購超大畜牧的60%股份權益，代價為人民幣1,680,000元；(ii)超大綠色農業向福建文成收購超大畜牧的8%股份權益，代價為人民幣220,000元，及(iii)超大現代農業向福建文成收購超大畜牧的32%股份權益，代價為人民幣900,000元。於該等股份轉讓完成後，超大畜牧的股份權益由超大綠色農業持有68%，及由超大現代農業持有32%。

於二零零零年六月，根據一份股份轉讓協議，超大綠色農業向超大現代農業收購超大畜牧的27%股份權益，代價為人民幣760,000元現金。於該股份轉讓完成後，超大畜牧的股份權益由超大綠色農業持有95%，及由超大現代農業持有5%。

Timor Enterprise

Timor Enterprise為一間於一九九九年十一月二十六日在英屬處女群島註冊成立的有限公司。於成立後，Timor Enterprise分別由郭浩先生擁有64.5%、葉志明先生17%、趙娜麗女士10.0%、吳文種先生4.5%及張衛新先生4.0%。於二零零零年六月八日，郭浩先生、葉

志明先生、趙娜麗女士、吳文種先生及張衛新先生分別將其所持Timor Enterprise股份權益轉讓予Kailey，Timor Enterprise因而成為Kailey的全資附屬公司，而Kailey其後由郭浩先生、葉志明先生、趙娜麗女士、吳文種先生及張衛新先生按彼等先前所持Timor Enterprise股權比例擁有。

根據公司重組，Timor Enterprise成為本公司的全資附屬公司及本集團的居間控股公司。葉志明先生、吳文種先生及張衛新先生分別透過其各自全資擁有的英屬處女群島公司間接成為本公司股份持有人，而郭浩先生及趙娜麗女士則透過Kailey間接成為本公司股份持有人。於公司重組完成後及股份發售之前，本公司由Kailey擁有74.5%，及由葉志明先生、吳文種先生及張衛新先生透過其各自全資擁有英屬處女群島公司分別間接持有17%、4.5%及4.0%，而Kailey則由郭先生擁有90%及趙娜麗女士10%。透過公司重組，郭浩先生增加其於Kailey的持股量，因而其於本公司的應佔權益亦增加，而趙娜麗女士的權益則減少2.55%。

農產品業務

產品種類

本集團現時培植及出售三大種類的高質農業產品，包括蔬菜、水果及米。本集團亦透過其在福州及中國其他城市經營的專賣店出售副食品。本集團出售的所有農產品均以「超大」品牌及商標出售。以下為本集團現時所生產的各種類蔬菜、水果及米及所出售副食品的進一步資料：

(i) 蔬菜： 本集團生產多種不同品種的蔬菜包括白菜、小白菜、上海青、菜心、西蘭花、蒜苗、辣椒、蘆薈、白蘿蔔、五彩椒、通菜、馬鈴薯、苦瓜、菠菜、西芹、生菜、黃瓜、四季豆、胡蘿蔔、茄子、葱、芥蘭、洋葱、意大利生菜、芋頭、冬瓜、豆角、毛豆、甜椒、荷蘭豆、絲瓜、大蒜、芹菜、粟米、南瓜、番茄及胡蘆。

(ii) 水果： 本集團生產多種不同品種的水果，包括臍橙、荔枝、櫻桃番茄、西瓜、全滿地甜瓜、桃、梨、布冧、柚及龍眼。

(iii) 米：　本集團亦生產多種米，主要為優質品種稻米，包括大米、紅米、黑米及糯米。

(iv) 副食品：　為配合其農產品，本集團亦在其專賣店出售一系列副食品，包括食油、調味料、罐頭及其他副食品。

下表所示為於截至二零零零年六月三十日止三個年度及截至二零零零年九月三十日止三個月本集團三種主要農產品銷售按其銷售量分配概要。

	截至六月三十日止年度			截至九月三十日止三個月
	一九九八年	一九九九年	二零零零年	二零零零年
	噸	噸	噸	噸
農業產品				
蔬菜	6.972	26,172	46,527	54,940
水果	998	1,102	2,962	11,614
米	—	—	—	2,905
合計	7,970	27,274	49,489	69,459

本集團在其農產品生產中，採用符合國家有機食品發展中心所制定的有機食品標準及中國綠色食品發展中心所制定的綠色食品標準的培植方法及程序。本集團在其農產品的培植過程中不使用化學肥料、化學殺虫劑、化學植物生長劑及其他化學物質。由於遵守有機或綠色食品標準及採用嚴格的控制，令本集團可生產出高質，營養豐富、無污染及健康的產品。

本集團已在種籽及產品質量改良方面進行研發。本集團亦已成功引進及改良由海外進口的多種農產品，供其於中國的生產基地進行培植。

中國政府已頒佈監管食品生產與銷售及食品衛生的各項法例、規則及條例。該等法例及條例包含適用於農產品的各項規定，因而本集團須遵守該等規定。自建立其農業業務以來，本集團已遵守中國所有與其農業業務經營有關的適用食品及食品衛生法例或條例，而本集團從未違反任何上述法例。

生產基地

生產基地的位置

於二零零零年九月三十日，本集團合共經營二十個生產基地，共擁有約2,811公頃(42,138畝)農地，其中八個生產基地約1,217公頃(18,240畝)農地位於福建省，而其餘十二個生產基地約1,594公頃(23,898畝)農地位於中國其他省份。本集團的生產基地為策略性分佈於中國不同地區，以減少由於在中國某一個地區發生自然災害或惡劣天氣狀況，例如乾旱、水災、颱風及地震而造成任何重大損失的風險。此外，本集團生產基地的分散地理位置，亦令本集團可將其農產品有效及以低成本向全中國不同地區分銷。

下表為於二零零零年九月三十日，本集團各生產基地的地理位置、建立日期及農地面積。

生產基地	位置	建立日期	農地面積 於二零零零年 九月三十日 (畝)	(公頃)
福建省				
惠安基地	惠安縣黃塘鎮	一九九七年二月	3,000	200
漳州基地 (附註1)	漳州市鄉城區後房村	一九九七年十月	100	7
仙游基地	浦田縣仙游鐘山鎮	一九九八年一月	8,250	550
連江基地	福州連江解放軍 32360部隊農場	一九九八年十一月	2,150	143
湯川基地	尤溪縣湯川鄉	一九九九年一月	3,290	220
松塢基地	福州市，連江縣，浦口鎮，松塢村縣	二零零零年九月	250	17

生產基地	位置	建立日期	農地面積 於二零零零年 九月三十日 (畝)	(公頃)
晉安基地	福州市，晉安區，嶺頭鄉，吾洋村及貴洋村	二零零零年九月	800	53
南嶼基地	閩候縣，南嶼鎮，南旗村及南井村	二零零零年九月	400	27
海南省				
大田基地	東方市大田鄉	二零零零年七月	4,400	294
北山洋基地	北山洋市高效農業基地	二零零零年七月	2,500	167
江蘇省				
白馬基地	南京市溧水縣白馬鎮	二零零零年七月	2,000	133
陸家基地	昆山市陸家鎮	二零零零年七月	808	54
莘塔基地	吳江市莘塔鎮	二零零零年七月	220	14
前州基地	錫山市前州鎮	二零零零年七月	470	31
六合基地	南京市六合縣橫梁鎮	二零零零年九月	1,000	67

生產基地	位置	建立日期	農地面積 於二零零零年 九月三十日 (畝)	(公頃)
山東省				
周陽基地	高密市周陽鄉國家級農業綜合開發區	二零零零年七月	3,000	200
遼寧省				
李店基地	瓦房店市李店鎮	二零零零年七月	1,100	73
炮台基地	大連市炮台經濟開發區	二零零零年七月	1,900	127
廣東省				
扶大基地	梅縣扶大鎮	二零零零年七月	1,000	67
陝西省				
能角基地	咸陽市白邑縣能角鎮	二零零零年七月	5,500	367
合計			42,138	2,811

附註：

1. 為擴充福建省福州市的漳州基地面積，本集團於二零零零年九月底與一獨立第三者訂立一項租賃協議，租用與漳州基地相鄰的27公頃(400畝)農地。租用期由二零零零年十月一日起開始生效，而漳州基地的農地總面積增加至33公頃(500畝)。

2. 於二零零零年九月底，本集團與一獨立第三者訂立一項租用福建省福州市永泰縣200公頃(3,000畝)農地的租賃協議以設立永泰基地。租用期由二零零零年十月一日起開始。

下表所載列為由一九九八年六月三十日至二零零零年六月三十日止三個年度及於二零零零年九月三十日本集團生產基地農地面積的變動。

生產基地	於六月三十日 一九九八年 (畝)	一九九九年 (畝)	二零零零年 (畝)	於九月三十日 二零零零年 (畝)	於六月三十日 一九九八年 (公頃)	一九九九年 (公頃)	二零零零年 (公頃)	於九月三十日 二零零零年 (公頃)
福建省								
惠安基地	1,500	2,000	2,103	3,000	100	133	140	200
漳州基地(附註1)	50	50	100	100	3	3	7	7
仙游基地	1,500	3,500	8,250	8,250	100	234	550	550
連江基地	–	2,150	2,150	2,150	–	143	143	143
湯川基地	–	600	3,290	3,290	–	40	220	220
松塢基地	–	–	–	250	–	–	–	17
晉安基地	–	–	–	800	–	–	–	53
南嶼基地	–	–	–	400	–	–	–	27
	3,050	8,300	15,893	18,240	203	553	1,060	1,217
海南省								
大田基地	–	–	–	4,400	–	–	–	294
北山洋基地	–	–	–	2,500	–	–	–	167
	–	–	–	6,900	–	–	–	461
江蘇省								
白馬基地	–	–	–	2,000	–	–	–	133
陸家基地	–	–	–	808	–	–	–	54
莘塔基地	–	–	–	220	–	–	–	14
前州基地	–	–	–	470	–	–	–	31
六合基地	–	–	–	1,000	–	–	–	67
	–	–	–	4,498	–	–	–	299
山東省								
周陽基地	–	–	–	3,000	–	–	–	200
遼寧省								
李店基地	–	–	–	1,100	–	–	–	73
炮台基地	–	–	–	1,900	–	–	–	127
	–	–	–	3,000	–	–	–	200
廣東省								
扶大基地	–	–	–	1,000	–	–	–	67
陝西省								
能角基地	–	–	–	5,500	–	–	–	367
農地總面積	3,050	8,300	15,893	42,138	203	553	1,060	2,811
生產基地數目	3	5	5	20				

附註：

1. 為擴充福建省福州市的漳州基地面積，本集團於二零零零年九月底與一獨立第三者訂立一項租賃協議，租用與漳州基地相鄰的27公頃(400畝)農地。租用期由二零零零年十月一日起開始生效，而漳州基地的農地總面積增加至33公頃(500畝)。

2. 於二零零零年九月底，本集團與一獨立第三者訂立一項租用福建省福州市永泰縣200公頃(3,000畝)農地的租賃協議以設立永泰基地。租用期由二零零零年十月一日起開始。

於二零零零年六月三十日前，本集團已在福建省建立五個生產基地，合共約1,060公頃(15,893畝)農地面積。於二零零零年九月三十日，生農基地總數增加至二十個，而農地面積合共約有2,811公頃(42,138畝)。

生產基地的挑選

董事認為，為其生產基地選擇最適當的地點對本集團農產品業務的成功具關連作用。因此，本集團以嚴格的準則挑選其生產基地。

在作出選擇時，本集團考慮各項因素，包括氣候、地理及環境狀況、土壤質素及充足的無污染水源供應。尤其是，必須符合下列規定：

- 肥沃而無污染土壤；
- 良好環境狀況，尤其是無污染空氣及充裕的無污染水源；
- 周圍的天然保護以便減少自然災害及惡劣天氣影響如水災、冰雹及風暴；
- 有適宜種植廣泛種類農產品及可長時間種植的氣候狀況；及
- 有方便的公路及海上運輸可輕易運送原材料及收集農產品。

生產基地的租賃

本集團所有生產基地的土地，是本集團向獨立第三者(包括當地政府、農場或村集體及其他法律實體及個體農戶)租賃。本集團生產基地的平均租賃期由20年至50年不等。大部份該等租約均有列明本集團有權於期滿時延續期。於租賃期內，本集團須每年向租出方預付由每畝人民幣100元至每畝人民幣900元不等的年租金。對本集團的部份生產基地，租賃協議列明租金在租賃期內按年或按期增加，加幅根據租賃協議的條款釐定。對本集團的其他生產基地，租金在整個租賃期內為固定的，在該等情況下，本集團須於租賃期內的首年，向業主以分期方式繳付由每畝人民幣2,000元至每畝人民幣3,000元不等的不可退還預付款。

於截至二零零零年六月三十日止三個年度各年及截至二零零零年九月三十日止三個月，本集團為租用其生產基地應付的預付租金分別約達零、人民幣7,200,000元、人民幣45,600,000元及人民幣55,200,000元。於截至二零零零年六月三十日止三個年度各年及截至二零零零年九月三十日止三個月，本集團每期所已繳付的不可退還預付租金分別為零、人民幣1,800,000元、人民幣34,200,000元及人民幣41,600,000元。

有關本集團生產基地租賃條款詳情載於本售股章程「財務資料－物業權益」一節及附錄三的物業估值報告。

產品認證

本集團已了解到不斷提高其農產品的質量，及進一步加強其在農業中市場知名度的需要。本集團的業務策略是成為中國符合有機或綠色食品標準的主要農產品供應商。

國際有機農業運動聯合會會員資格

本集團是制定有機食品生產標準及促進有機食品認證的主要國際組織國際有機農業運動聯合會的會員。董事相信，本集團是首個獲得該會員資格的中國綜合農業生產商。本集團相信，該會員資格可令本集團在中國及海外的農行業獲得更廣泛認可，並可透過國際有機農業運動聯合會接觸到更多全球有機農業最新發展的資料。

有機及綠色食品認證

在其農產品中，本集團已在其所有生產基地採用符合有機食品發展中心制定的有機食品標準，或中國綠色食品發展中心制定的國家綠色食品標準的培植方法及程序。

任何一個根據有機食品發展中心制定的有機食品生產標準的生產基地或農產品獲認證的先決條件之一是於有機食品標準首次採納後，該等生產基地或於產品培植中必須最少連續兩年不使用化學肥料或其他指定化學物質。對符合該規定不少於一年的任何生產基地或農產品，可向有機食品發展中心申請臨時性的「有機轉換證書」，證明該生產基地或培植中的產品已完全採用有機農業原則及標準。

於最後實際可行日期，本集團獲有機食品發展中心授出下列生產基地及於該基地培植的農產品有機食品認證或有機轉換認證：

生產基地	認證	產品種類
漳州基地	有機食品認證	蘆薈
晉安基地	有機食品認證	臍橙
湯川基地	有機轉換認證	白菜
		小南瓜
		甜椒
		芥蘭
		菜心
		生菜
		蒜苗
		西紅柿
		荷蘭豆
		甜玉米
		花菜
		菠菜
		上海青
		大米

本集團已着手為其他數個生產基地及於該等生產基地培植的農產品，向有機食品發展中心申請取得有機食品認證，或向中國綠色食品發展中心申請綠色食品認證。由於有機食品標準較綠色食品標準更嚴格，一般獲取有機食品認證較獲取綠色食品認證需較長時間，因此本集團擬為若干較大及更具策略性重要的生產基地申請及取得有機食品認證，及為其他生產基地申請取得綠色食品認證。

種植及培植

培植程序

本集團現時生產多種類品種的蔬菜、水果及稻米。本集團在其所有生產基地採用符合有機食品發展中心制定的有機食品標準，或中國綠色食品發展中心制定的綠色食品標準的培植方法及程序，並採用本集團基於其本身知識、經驗及對新種植技巧的研發所發展的農業方法。該等方法對種植及培植程序的每一個主要階段，在下述各方面均有嚴格控制：(i)種籽種類、質量及成熟程度的挑選；(ii)播種、澆水及收割的方式及時間；(iii)使用除虫劑、有機肥料及植物生長劑的種類、用量及時間；及(iv)虫害及疾病管理。

現時本集團所種植的大部份產品的培植時間由少於一個月至六個月不等。

下圖所示為本集團培植程序的各主要階段：


Seeds
種子
播種
幼苗
培育
Fertilizers
水
有機肥
種植
虫害與疾病管理
培植
水
有機肥
植物助長劑
產品
收成
CARROT
樣本測試
儲藏
Goods
Made of grass
已包裝產品
包裝

本集團的培植程序屬於勞工密集性質，其程序的大部份乃由本集團全職農場僱員進行。為確保符合有機食品發展中心的有機食品標準，或中國綠色食品發展中心的綠色食品標準的規定及本集團生產方法及對其產品質量的控制，本集團已設立每一種產品的統一種植及培植指引、規定及步驟。所有從事於培植程序的僱員均為本集團經嚴格訓練的人員，必須嚴格遵守該等指引、規定及步驟。此外，本集團的高級農業及技術人員負責在整個植過程中進行現場監管與管理。

生產計劃

為令本集團可達到最高產量及收入，本集團已為每個生產基地訂出年度生產進度表，並輔以生產預算，訂出每種產品培植的時間表、目標生產量、預計所需原材料及每種產品種類的種植面積。於制定該等進度表及預算，本集團考慮下列因素：

- 本集團長期業務及生產計劃；
- 每一種類產品的實際及預計供應與需求；
- 每一種類產品對氣候的習性及需要；
- 每一種類產品的平均現行市價；及
- 本集團整體生產成本。

在考慮本集團年度生產進度表時，季節的因素亦須一併考慮，因為產品的產量乃隨季節而異。一般而言，多數產品夏季的產量乃高於冬季的產量。然而，本集團的某些產品的冬季產量則較高。此外，某些產品僅適於在較溫暖或較涼的季節種植。

由於農產品市場的高度波動性質及易受不可預測因素，例如自然災害、惡劣天氣狀況等因素所影響，本集團緊密及定期對市場狀況的變動進行監管，並對其生產時間表即時對該等變動作出調整。

加工設施

本集團現時在福建省租用及經營兩個加工設施。該加工設施建築面積載列如下：

位置	建立日期	建築面積 (平方米)
福建省福州市晉安區新店鎮西園村	一九九八年五月	1,635
福建省仙游縣鐘山鎮	二零零零年七月	900 (包括倉庫及辦公室)

該等加工設施主要為將本集團農產品清洗、分類及包裝，主要供售予機構客戶或供出口。

品質控制

本集團在其整個生產過程中採用及實施嚴格品質控制的措施與程序。該等措施與程序為確保本集團產品可達到高質量標準，並符合有機食品發展中心所制定的有機食品標準或中國綠色食品發展中心制定的綠色食品標準。

本集團的品質控制程序由其原材料來源開始。所有本集團採用的原材料，包括種籽、肥料及植物生長劑均須符合有機食品發展中心的有機食品生產標準或中國綠色食品發展中心的綠色食品標準，並在培植過程使用前予以檢驗。於培植期間，本集團的員工對溫度、土壤與氣候狀況及季節轉變，例如乾旱或水災的來臨進行緊密的監視。本集團的職員亦於培植的每個有關階段檢驗有關細則，例如植物外觀、大小、水份及土壤的酸度、植物疾病及蟲害。此外，本集團亦進行(i)實地抽樣檢查及品質檢驗；及(ii)在整個培植過程中對產品每個種類的樣本定期分析，以追踪植物的任何化學品或污染物。

畜牧業務

產品

本集團經營牲畜繁殖設施，並繁殖純種布爾山羊供出售予本地繁殖商。布爾山羊原產自南非，而現時廣被視為供羊肉生產的最優質山羊品種之一。布爾山羊亦以其對牧場適應性強、體重迅速增加及產肉量高而聞名。布爾山羊一般較其他羊種生長快速。由於其有能力將特性傳給下一代，所以純種布爾山羊在世界各地被用於與其他羊種雜交以改善羊肉質量及產量。

本集團出售純種布爾山羊予本地繁殖商供與傳統國內羊種雜交。本集團亦進行胚胎移殖及荷爾刺激加速排卵法技術的研發以便可以更具成本效益在中國進行商業性繁殖布爾山羊。

下表所載列為於截至二零零零年六月三十日止三個年度及截至二零零零年九月三十日止三個月本集團布爾山羊的數目。

	截至六月三十日止年度			截至九月三十日止三個月
	一九九八年	一九九九年	二零零零年	二零零零年
	頭	頭	頭	頭
期初布爾山羊數目	—	497	493	302
進口	300	125	—	—
繁殖	360	175	167	70
出售	(158)	(296)	(350)	(180)
死亡	(5)	(8)	(8)	(2)
期末布爾山羊數目	497	493	302	190

本集團對其牲畜的數目進行定期檢查，並保存牲畜的詳細每月盤存記錄，包括進口日期、進口山羊的數目、繁殖及死亡率，以及有關銷售的詳情。本集團對布爾山羊的日常管理由本集團繁殖設施的經驗豐富及經訓練的僱員進行，並對羊群進行定期抽樣健康醫療檢查。該等措施令本集團可預防其羊群中發生疾病。

繁殖設施

本集團在中國廣東省高明市楊梅鎮經營的首個山羊繁殖設施，包括合共有18,667平方米建築面積的土地、建築物與結構。本集團在福建省福州市晉安區建立其第二個山羊繁殖設施，建築面積共約2,000平方米。該兩個繁殖設施均向第三者租用，為期分別為十五年及十年。

繁殖技術

由於一隻布爾山羊平均兩年繁殖8至12隻小羊，因此倚賴於進口及布爾山羊的低自然繁殖率的高昂成本，令到大規模繁殖純種布爾山羊受到限制。為改善經營效率及增加其布爾山羊繁殖業務規模，本集團贊助山西農業大學的研究以開發新繁殖技術，包括胚胎移殖技術及激素刺激加速排卵法技術：

胚胎移殖技術。胚胎移殖技術主要涉及：(i)在一隻純種布爾山羊母羊以人工受精成功或與一隻純種布爾山羊公羊交配後取出其受精卵；及(ii)將受精卵置入另一隻母羊的輸卵管內使其懷育、成長直至分娩。接受卵子的母羊可選自中國國內的羊種。該胚胎移殖過程僅需一隻純種布爾母羊的授精或一對純種布爾山羊的交配。供胚胎懷育及成長的母羊可選自中國國內的羊種。由於中國有大量的本地羊，繁殖布爾山羊成本可大大降低。因此，純種布爾山羊的繁殖頻率與效率將大為提高，並整體上減少繁殖的成本。

激素刺激加速排卵法技術。激素刺激加速排卵法技術為透過加速布爾母羊的排卵來提高繁殖率。

本集團預期上述研究將於二零零一年年底完成，而倘結果成功，本集團會將該新技術引用於布爾山羊的繁殖中。董事相信，該新繁殖技術的成功開發與實施將透過提供一個以更具成本效益進行商業性生產純種布爾山羊的有效方法而大大提高本集團的牲畜繁殖業務。

主要實力及競爭優勢

董事相信，本集團有能力捕捉中國及海外市場有機與綠色農產品的巨大市場潛力。董事認為本集團的主要實力及競爭優勢為：

本集團的農業經營有很高擴充潛力

雖然本集團僅由一九九七年開始從事於農業業務，本集團已建立多個高度成功的生產基地，而其大部份均位於福建省。本集團將現代農業生產技術、有效銷售及分銷與經營中持續研究改進相整合。本集團致力於在中國其他地區擴充其農業經營。本集團在福建省建設生產基地的廣泛經驗及其已建立作為現代農業生產商的市場知名度及有效銷售與分銷網絡，令本集團可為本集團提供一個可進一步將其成功農業經營實踐於中國其他地方的有力基礎。

高質農業產品

本集團非常注重其農產品的品質，並對原材料的挑選及於整個種植與培植過程中實施嚴格品質控制標準。在其農產品的生產過程中，本集團採用符合有機食品發展中心制定的有機食品標準及中國綠色食品發展中心制定的綠色食品標準的培植方法及程序。董事相信，在實施該等嚴格品質控制措施下，令本集團的產品較其他競爭者為突出，尤其是在其天然味道及外觀方面，及令本集團可建立及維持作為高質素農產品主要生產商的知名度。

強大的研發能力

本集團亦非常注重研發的重要性。本集團致力於本身及透過委託學術機構進行研發而令本集團可汲取其專業知識，透過該等研發活動，本集團可改進其農業技術，因而改進其產品質量及產量。本集團透過其廣泛的研發，已成功令多種類蔬菜及水果適應中國氣候以供在其生產基地培植，而董事相信其中有部份為中國其他國內農業生產商並無種植及無法供應的。這讓本集團比其他中國農產品生產商提供更多種類的農產品予其客戶。本集團亦進行胚胎移殖及激素刺激加速排卵法技術的研發，以便可以更具成本效益進行商業性繁殖布爾山羊。

生產基地的策略性位置

本集團生產基地的位置對其農產品的產量水準與質量乃具基本的重要性。董事相信，本集團的生產基地均策略性地位於中國的各特選地區，於全年中均有良好氣候環境狀況，尤其是擁有肥沃及無污染土壤及充裕水源。對該等生產基地已作出選擇以便可令承受自然災害與惡劣天氣狀況的影響減到最低。近期本集團亦開始在由福建省以外中國的不同地區建立其生產基地。本集團生產基地在中國不同地區的分散分佈亦可有助於減少受某一個地區自然災害與惡劣天氣狀況的影響。

有效銷售、分銷及物流網絡

由於農產品容易腐爛的性質，因此一個有效的銷售及分銷網絡是本集團業務經營的關鍵因素之一。本集團已在國內建立多個銷售渠道。該等渠道包括透過在農產品批發市場向分銷商及零售商銷售、向機構客戶例如酒店、學校、醫院、政府及非政府組織直銷，及透過本集團在住宅屋邨經營的專賣店的臨時攤位與櫃枱向客戶作零售。該網絡令本集團的農產品可接觸到福建省及中國其他地區的各階層客戶，及令本集團可有效執行其物流功能，包括搜集最新市場資料。基於該等資料，本集團將其農產品作

出適當的分配，供在不同市場銷售以充份利用每種產品價格的地區性變動。本集團亦透過其香港附屬公司超大蔬果將其農產品直接出口至香港，主要為供應予當地的農產品批發市場、各大超級市場及餐廳連鎖店。本集團亦將其農產品售予中國的貿易公司，而該等貿易公司繼而將本集團的農產品出口至海外市場。

主要原材料的穩定供應

本集團已與超大集團訂立長期供應協議，分別取得有機肥、種籽及植物生長劑的穩定供應，這些均為本集團與農產品業務有關的鍵性原材料。超大集團為中國農業原材料主要生產商及供應商之一。本集團與超大集團訂立的長期供應合約，令本集團可確保為其農產品業務的三種主要原材料取得穩定供應。

經驗豐富的管理層

自本集團於一九九七年首次開始從事於農業業務以來，高級管理層已獲得農業尤其是有機與綠色農業方面的廣泛經驗及深入的知識。本集團的大部份高級管理層成員均於中國農業擁有超過十年的經驗，而部份已完成農業方面大學教育。該等知識及經驗對本集團未來的業務發展均有關鍵的重要性。

定價政策

本集團的農產品(包括種類繁多的蔬菜、水果、及稻米)及牲畜的銷售目前並不受任何政府價格控制、生產配額或限制所影響。

農產品業務

本集團的目標為以相宜價格向其國內及海外客戶提供多種類的高質農產品。供海外銷售農產品的價格平均上較供國內銷售者為高。現時本集團對其每種農產品的定價政策及決定乃經考慮以下因素：

(i) 對該產品種類的需求與供應；

(ii) 於有關市場是否可取得供價格比較的產品；

(iii) 該產品種類的質素及外觀；及

(iv) 對機構客戶而言，與該等客戶的業務關係。

儘管董事相信本集團農產品在自然味道與外觀方面質素較高，本集團對其大部份產品的定價仍按與市場上其他國內供應商相若的水平。董事相信由於中國消費者對依照有機和綠色食品生產標準與規定種植的農產品的健康好處與價值的認識已日益提高，該競爭性價格政策令客戶可毋須付出較高溢價購買本集團的優質產品。董事相信該競爭性定價策略亦可有助於本集團建立其知名度及市場佔有率。對本集團引進供於中國培植而董事相信目前其他國內生產商尚未有供應的若干種類產品，本集團一般乃採用較相宜的定價政策。本集團不斷研發的努力已令其產品質素及產量得到提高並有效降低本集團的生產成本，從而令本集團可維持其競爭性定價而同時不對其盈利能力造成不利影響。

畜牧業務

鑑於布爾山羊較其他國內或進口品種質優越，本集團的目標是以相對其他國內或進口品種有較高溢價的價格出售其純種布爾山羊。

市場推廣

分銷及市場推廣

本集團現時聘用逾300名職員。本集團在中國的銷售及市場推廣活動主要為由超大現代農業及各分辦事處以及透過本集團的專賣店進行。本集團在香港的銷售及市場推廣則主要由超大蔬果進行。下表所載列為於二零零零年九月三十日超大現代農業及本集團的辦事處及專賣店的地點。

辦事處	專賣店
福建省	
• 福州	• 福州西洪小區
• 廈門	• 福州鼓樓區開元新村
	• 福州鼓樓區冶山路
	• 福州鼓樓區中山路
	• 福州鼓樓區晉達路
	• 福州晉安區
	• 福州華富花園
	• 福州鼓西路華湖花園

辦事處	專賣店
陝西省	
• 西安	
安徽省	
• 合肥	
江蘇省	
• 南京	• 南京新民路
	• 南京碧樹園
• 上海	
山東省	
• 大連	
• 青島	
廣東省	
• 廣州	• 廣州珠海區喜仕花園

分辦事處

本集團現時於中國九個主要城市設有分辦事處，主要負責本集團農產品的分銷及市場推廣。在香港，該等工作由超大蔬果進行。該等分辦事處及超大蔬果共同負責促銷及與本集團的批發與機構客戶建立一個有效的溝通渠道。本集團有計劃透過在中國設立更多的分辦事處擴大其市場活動的覆蓋面。有關詳情載於「未來計劃與前景」一節。

專賣店及其他零售店

本集團現時擁有十一間專賣店，其中八間位於福州，兩間位於南京而其餘一間位於廣州。該十一間專賣店合共約有60名營業代表，以促銷及將本集團的農產品直接售予零售客戶。該等專賣店均位於主要住宅區。除作為有效的零售渠道，該等專賣店亦有助於建立及促進本集團及其農產品對消費者的市場聲譽。

本集團亦於其專賣店銷售各類副食品，包括食油、調味料、罐頭及其他副食品以配合其農產品的銷售及為方便客戶。

本集團亦透過在福建省的一些住宅屋邨及商業區建立的臨時攤位及櫃枱將農產品直接售予零售客戶。該等臨時攤位及櫃枱通常是透過得到該等屋邨或商業大廈管理當局的許可而設立，而一般為在每日或每星期某幾天的指定時間經營。

本集團的策略為透過在中國其他主要省份的住宅屋邨或商業區設立更多專賣店和經營臨時攤位及櫃枱進一步滲入零售消費者市場。有關詳情載於「未來計劃與前景」一節。

促銷活動

本集團非常強調促進本集團品牌及產品的消費者知名度。

對於農產品業務，本集團將其市場推廣與促銷的活動集中於提高客戶有關本集團農產品對環保、健康及其他方面益處的認識。本集團定時組織講座、展覽及與政府及非政府農業組織、批發商、分銷商及機構客戶舉行會議以促進其農產品的消費。本集團亦向機構客戶發行一份簡報，提供全球及中國有機和綠色食品市場與行業發展的最新消息，並在各零售店廣貼促銷海報。由於其廣泛的市場推廣及促銷活動，董事相信本集團已成功建立作為中國自然種植及高質農產品被廣泛認可生產商及供應商的地位。

對於其畜牧業務，本集團集中於向中國山羊繁殖行業促進對布爾山羊好處的了解。本集團亦組織講座、展覽及會議促銷其畜牧業務。

於截至二零零零年六月三十日止三個年度各年，市場推廣及促銷的費用分別佔本集團營業總額0.7%、0.3%及0.2%。將來，本集團擬將其市場推廣及促銷費用的預算增加至約佔本集團營業額的2%至4%。

銷售

本集團將其農產品銷售予中國國內市場及海外市場而其繁殖的牲畜現時僅於國內銷售。下表所示為於截至二零零零年六月三十日止三個年度及截至二零零零年九月三十日止三個月本集團的銷售額分析：

	截至六月三十日止年度						截至九月三十日止三個月	
	一九九八年		一九九九年		二零零零年		二零零零年	
	人民幣千元	%	人民幣千元	%	人民幣千元	%	人民幣千元	%
農產品及副產品								
國內銷售								
－批發市場	9,688	41.4	33,614	43.7	59,646	38.7	70,077	48.8
－機構銷售	1,043	4.5	3,452	4.5	11,380	7.4	9,527	6.6
－零售	－	－	4,782	6.2	12,034	7.8	8,683	6.0
小計	10,731	45.9	41,848	54.4	83,060	53.9	88,287	61.4
海外銷售	9,524	40.7	29,348	38.1	64,248	41.7	52,089	36.2
牲畜								
國內銷售	3,160	13.4	5,795	7.5	6,917	4.4	3,360	2.4
營業總額	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

農產品業務

國內銷售

本集團將截至一九九九年六月三十日止兩個年度全部農產品與副食品及截至二零零零年六月三十日止年度大部份農產品銷售予福建省的客戶。現時本集團正着手將其農產品市場覆蓋面擴大至中國其他省份。下表所載為於截至二零零零年六月三十日止三個年度及截至二零零零年九月三十日止三個月本集團農產品及副食品國內銷售額按地區分配細則。

	截至六月三十日止年度						截至九月三十日止三個月	
	一九九八年		一九九九年		二零零零年		二零零零年	
	人民幣千元	%	人民幣千元	%	人民幣千元	%	人民幣千元	%
農產品的國內銷售								
－福建省	10,731	100.0	41,848	100.0	72,495	87.3	19,708	22.3
－其他省份	－	－	－	－	10,565	12.7	68,579	77.7
	10,731	100.0	41,848	100.0	83,060	100.0	88,287	100.0

本集團農產品的國內銷售可分類如下：

批發市場。本集團每日將其農產品運至政府農產品批發市場並售予當地分銷商及零售商，而該等分銷商及零售商則在當地新鮮食品市場將產品售予零售客戶。所有在批發市場售予客戶的銷售，均以人民幣結算及按貨到付款方式支付。

機構銷售。本集團亦向機構客戶供應及銷售其農產品。該等機構客戶主要包括每天需要消費大量新鮮農產品的酒店、超級市場、醫院、學校、政府及非政府組織。

本集團通常與每個機構客戶訂立一份協議，列明其中包括合約條款及付款條件。需要供應產品的種類與數量、價格及送貨安排則按每張訂單處理。若干機構客戶例如酒店、超級市場對種類與質量的要求較高，尤其是產品的外觀，並願意為較高質產品付出較高代價。相反地其他機構客戶例如政府組織與學校對其要求可較具彈性，但一般期望由本集團獲得較相宜的價格，機構客戶的多樣化需求，可確保本集團各類產品的穩定及廣泛需求的基礎，並可促進本集團的業務計劃。

所有對機構客戶的銷售均以人民幣結算，而付款為按送貨後最多至一個月的信貸期。

零售業務。本集團亦透過其專賣店及於福建省多個住宅屋邨及商業區經營的臨時攤位及櫃枱將其農產品售予零售客戶。為加強其農產品的銷售及方便客戶，本集團亦透過其專賣店出售多種類的副食品。所有對零售客戶的銷售均以人民幣結算並以現金支付。

海外銷售

本集團透過超大蔬果將其農產品直接出口主香港的一些客戶(主要為當地的農產品批發市場、大型超級市場及餐廳連鎖店)。本集團亦將其農產品出售予中國的貿易公司，而該等貿易公司繼而將該等產品向海外市場出口。董事相信，本集團產品經該等中國貿易公司出口的主要海外市場包括日本、新加坡、南韓及德國。供海外銷售的農產品定價一般高於供國內銷售的價格。然而，出口客戶一般對產品的質量、外觀及包裝均有較高的要求。本集團所有透過中國貿易公司的海外銷售均以人民幣結算，按送貨後最多至十五天的信貸期付款。所有對香港的直接海外銷售均以港元結算，按最多至三十五天的信貸期或以貨到時現金支付。

畜牧業務

本集團向國內山羊繁殖商出售其純種布爾山羊，而該等繁殖商主要為國有或集體或私人擁有的企業。於截至二零零零年六月三十日止年度，本集團向全國不同地區八個客戶出售其布爾山羊。所有布爾山羊的銷售均以人民幣結算，以貨到付款或分期方式支付。

最大客戶

於截至二零零零年六月三十日止三個年度，五個最大客戶合共分別佔本集團營業總額約53.2%、47.0%、及50.7%。於截至二零零零年六月三十日止三個年度，最大客戶佔本集團營業總額分別約24.8%、10.6%及16.9%。本集團與部份最大客戶已約有兩年的業務關係，而本集團從未與其中任何有經歷過任何糾紛。於截至二零零零年六月三十日止三個年度，持有本公司已發行股本逾5%的董事，其各自聯繫人士及現有股東概無於本集團的該五個最大客戶持有任何權益。

購貨及供應

農產品業務

有關本集團的農產品業務，所用的主要原材料為種籽、有機肥料、殺蟲劑及植物生長劑。該等農業原材料佔本集團銷售成本的重大部份。其他銷售成本包括直接勞工成本及生產開支。於截至二零零零年六月三十日止三個年度，本集團農產品業務的成本架構可分析如下：

	截至六月三十日止年度					
	一九九八年		一九九九年		二零零零年	
	人民幣千元	%	人民幣千元	%	人民幣千元	%
原材料						
種籽	293	5.6	1,008	5.5	1,506	4.0
有機肥料	1,541	29.3	4,434	24.4	10,583	28.1
殺蟲劑	47	0.9	181	1.0	477	1.3
植物生長劑	45	0.9	146	0.8	262	0.7
其他	334	6.3	2,821	15.5	7,779	20.6
直接勞工及生產開支	3,001	57.0	9,587	52.8	17,107	45.3
銷售總成本	5,261	100.0	18,177	100.0	37,714	100.0

本集團由超大集團取得其全部農產品所需有機肥、植物生長劑及部份種籽來源，而其他原材料則購自各獨立供應商。於截至二零零零年六月三十日止三個年度各年，本集團購貨總額的分別約33.7%、46.7%及46.9%為向超大集團的購貨，而其餘為向獨立供應商的購貨。

由於有機食品發展中心的有機食品標準及中國綠色食品發展中心的綠色食品標準均禁止使用人工合成或化學原材料，因此本集團必須確保其生產上所用的主要原材料為有機或不含化學物。為確保該嚴格控制，本集團向超大集團購買其生產上所用全部有機肥、植物生長劑及部份種籽。超大集團為中國農產品主要供應商之一，而其產品種類的全面性及質量獲得認同。超大集團所供應的有機肥為經國際有機農業運動聯合會的兩個會員，BCS Öko-Garantie GmbH及有機食品發展中心認證。由超大集團所提供的植物生長劑為以生物為基而非化學物為基，而超大集團所提供的種籽為非經基因改造的。董事相信，超大集團

所提供的高質原材料可有助於提高本集團農產品的質量及產量。除銷售予本集團外，超大集團亦將同種類原材料售予中國其他獨立客戶。本集團向超大集團的購貨乃按一般商業條款以本集團一般交易程序進行。本集團已就有機肥料、植物生長劑及種籽的供應分別與超大集團訂立長期供應協議。有關詳情請參閱下文「業務－關連交易」一段。

本集團於過往並無經歷過，並預期將來亦不會經歷在尋求農產品業務原材料來源供應上會有任何困難。

畜牧業務

有關本集團的畜牧業務，其銷售成本包括進口布爾山羊及繁殖成本有關的成本。於截至二零零零年六月三十日止三個年度，有關本集團畜牧業務銷售成本可分析如下：

	截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
銷售成本	1,616	1,566	2,104

付款條件

本集團的所有購貨均以人民幣結算，以現金或按15天至30天信貸期方式支付。於截至二零零零年六月三十日止三個年度各年，本集團的購貨額按付款期分類概括如下：

	一九九八年		一九九九年		二零零零年	
	人民幣千元	%	人民幣千元	%	人民幣千元	%
現金購貨	–	–	2,340	14	6,320	27
按15-30天信貸期的購貨	7,718	100	13,925	86	17,362	73
合計	7,718	100	16,265	100	23,682	100

最大供應商

於截至二零零零年六月三十日止三個年度，五個最大供應商的供貨總額分別佔本集團購貨總額約89.8%、71.2%及59.5%。於截至二零零零年六月三十日止三個年度，最大供應商的供貨額分別佔本集團購貨總額約39.1%、37.0%及45.1%。於截至二零零零年六月三十日止三個年度，本集團向超大集團成員的農業原材料購貨額所佔本集團購貨總額比例載列如下。

	截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
	佔購貨總額百分比	佔購貨總額百分比	佔購貨總額百分比
廈門超大微生物有機肥有限公司			
一購買有機肥	29.9	5.5	—
福建超大農業產品銷售有限公司			
一購買有機肥料及植物生長劑	—	37.0	45.1
北京超大英君生物技術有限公司			
一購買種籽	3.8	4.2	1.8
小計	33.7	46.7	46.9

有關本集團向超大集團成員公司購貨的進一步詳情，請參閱下文「業務－關連交易」一段。除於上述超大集團成員公司的有關權益外，於截至二零零零年六月三十日止三個年度，持有本公司已發行股本逾5%權益的董事、其各自聯繫人及現有股東概無於本集團該五個最大供應商持有任何權益。

研究與開發

本集團不斷尋求透過提高農業耕種與牲畜繁殖技術的研發進一步改善其生產能力及盈利水平。本集團非常重視研發工作，以確保不斷改進其農業方法，產品質量及產量。

本集團於一九九九年一月向福州市農業局租用黃山高科技農場，作為進行對新農業方法與技術方面研發的主要設施。黃山高科技農場設有一個現代化溫室設施，佔地約3.0公頃，以電腦控制溫度及灑水系統。該農場針對不同種產品開發更有效的成長技術、免疫及

蟲害控制方法，並開發不同產品更高質雜交品種。除其本身的研發工作外，本集團亦贊助各政府及非政府的學院與研究所進行對由海外進口產品種類適應本地氣候及改善繁殖能力的專項研究與開發項目，以便可在本集團的中國生產基地進行培植。本集團進行的主要研發項目包括(i)綠色農產品培植技術的開發；(ii)蘆薈產品的開發；(iii)優質稻米的開發；(iv)在蔬菜與水果的儲存與運輸過程中保持新鮮的技術；(v)果樹種植技術的開發；及(vi)優質臍橙的開發。

為改善經營效率及增加其山羊繁殖業務的規模，本集團已贊助山西農業大學的研發項目以研究新繁殖技術，包括繁殖布爾山羊的胚胎移殖技術及激素刺激超級排卵法技術。

為加強其研發能力，本集團已成立一個超大研究顧問委員會，由以下中國及德國數名著名農業專家所組成：

- 謝聯輝教授，中國國家科學院院士
- 謝華安教授，福建農科院院長
- 朱鶴健教授，原福建師範大學校長
- 鄭金貴教授，福建農業大學校長
- 嚴正教授，福建社會科學研究院院長
- Cetin Sengonca教授，德國波恩大學昆蟲學教授

於截至二零零零年六月三十日止三個年度，本集團研發方面的總開支(包括已支出及資本化)分別為人民幣4,800,000元、人民幣5,200,000元及人民幣17,500,000元。本集團擬將其年度研發總開支維持在佔其營業總額的約5%至8%。

知識產權

本集團於其出售的農產品使用「超大」商標。該商標為郭浩先生所擁有，而郭浩先生已在中國、香港及日本申請註冊該商標。根據本公司與郭浩先生於二零零零年十二月一日所訂立的商標許可協議，本公司已獲授無代價在其農產品的生產、銷售、供應及分銷獨家使用「超大」商標的權力，由二零零零年十二月一日起開始，為期十年。有關進一步詳情請參閱本售股章程「與控股股東及超大集團的關係－關連交易」一節及附錄五「知識產權」一段。

與中國經營農地有關的法律問題

一般情況

一般而言，中國政府鼓勵農地私人及商業化經營。然而，與城市土地相比較，中國農村及近郊區農業用地的法律框架、管理及登記制度仍未發展完善及有待進一步改進。

中國的農村及近郊區土地

於一九八六年頒佈及於一九八八年及一九九八年修訂的中華人民共和國土地管理法包含下列規限國有及集體擁有的農村及近郊區土地的擁有權與土地使權的主要條款：

第八條：　城市土地由國家擁有，而農村及近郊區土地，除土地管理法定明為國家所有者外，則屬村集體擁有。

第九條：　國有及集體所有土地可根據法例指定由實體或個人使用。

第十條：　集體所有土地(多數為農地)一般為村集體擁有，並由村集體經濟組織或村民委員會經營及管理。

第十一條：縣級政府有權登記集體所有土地擁有權並發予證書。

第十四條：集體所有土地可以合約形式由有關集體經濟組織使用及經營供植物種植、林業、畜牧及養魚。

第十五條：國有土地可以合約形式由實體或個人使用及經營供植物種植、林業、畜牧及養魚，集體所有土地可以合約形式由有關村集體經濟組織以外組織或個人使用及經營供培植、林業、畜牧及養魚。將集體所有土地的土地使用權判予有關村集體經濟組織以外的組織或個人須經村委會或村代表三分之二或以上人員或經有關縣或鎮政府批准。

第十六條：任何與土地擁有權及使用權的糾紛將由政府進行管理。集體組織之間的糾紛則由縣級或以上政府協調解決，個人之間或個人與組織之間的糾紛由村級或縣級或以上政府解決。

工作單位之間的糾紛將於縣級或以上的人民政府解決。個人之間或個人與工作單位之間的糾紛將由鎮政府或縣級以上政府解決。

此外，一九九七年頒佈的「中共中央辦公廳、國務院辦公廳關於進一步穩定和完善農村土地承包關係的通知」進一步批准及確定農民可透過合約形式將集體所有土地自動轉讓予實體以便達到經濟規模經營的做法。

農村及近郊區農地的登記

農村及近郊區農地遠較中國的城市土地為大。儘管於土地管理法已載明有關的規定，誠如中國法律顧問所告知予本公司，據董事的了解，與中國的城市土地不同，中國大部份農地的擁有權及土地使用權並無於有關土地當局登記。此外，與城市土地不同的是，中國現行的法例及條例並無規定中國農村及近郊區農地的租用必須於有關土地管理局登記。故此，中國農村或近郊區農地的擁有權、租賃及使用具有某種風險，包括例如，土地使用權或租賃安排的合法性及有效性。

農業法

中華人民共和國農業法（「農業法」）包含，其中規限下列(i)農業經營架構；(ii)農業生產；(iii)農產品的銷售及分銷；(iv)農業的投入；(v)農業科技及教育，(vi)中國農業資源的使用及農業環境的保護等規定。

本集團的租賃安排

本集團採取下列措施以確保其生產基地及牲畜繁殖設施所在農地的租用安排的合法性及有效性。本集團向獨立第三者租用所有該等農地，包括(i)擁有租賃物業的農場或村集體；(ii)個體農戶；(iii)擁有租賃物業土地使用權，並負責管理有關農地的當地政府；(iv)其他實體例如國有或私人擁有的公司、研究所及農場及軍事實體，作為租賃物業土地使用權的持有

人。於二零零零年九月三十日，本集團已為當時已進行經營的二十個生產基地、一個於二零零零年十月開始經營的生產基地及兩個當時已經營的繁殖設施訂立二十八項租賃協議。詳情如下：

業主類別	租賃協議數目	土地面積（附註）（公頃）	（畝）	擁有人或土地使用權持有人	佔本集團租用農地總面積百分比
農場或農村集體（即村委）	3	43	650	土地擁有人	1.4%
個體農戶	3	7	100	土地使用權持有人	0.2%
當地政府	14	1,829	27,430	土地使用權持有人	60.2%
其他實體（例如國有或私人擁有的公司、研究所或農場）	7	1,016	15,239	土地使用權持有人	33.5%
軍事組織	1	143	2,150	土地使用權持有人	4.7%
合計	28	3,038	45,569		100.00%

* 於二零零零年九月三十日，在本集團租用的合共3,038公頃（45,569畝）農地之中，3,036公頃（45,538畝）土地為用作本集團的生產基地而2公頃（31畝）為用作本集團的牲畜繁殖設施。

本集團向農場或農村集體租用農地為符合土地管理法的有關規定。於二零零零年九月三十日，該類別的租用佔本集團租用的農地總面積約1.4%。

本集團向個體農戶、當地政府及其他實體租用農地為符合土地管理法的有關規定及「進一步穩定和完善農村土地承包關係的通知」。於二零零零年九月三十日，本集團向當地政府及軍事組織租用的農地面積佔本集團租用農地總面積約65%。該等當地政府及軍事組織擁有土地使用權，並負責該等租賃物業的管理。因此，本集團可肯定與該等方面所訂立的租賃協議的合法性及有效性。對向個體農戶及國有或私人公司或研究所或農場租用的農地，本集團已向當地政府取得證據，確認其有權向本集團批出租賃。

自成立以來，本集團已完全符合所有有關中國經營農地的適用法例及條例，包括土地管理法及農業法。於過往，本集團並無經歷過其任何生產基地或繁殖設施的租賃安排的合法性或有效性的任何重大糾紛。

農場僱員及勞工問題

本集團各生產基地的僱員均招聘自當地省份或中國其他省份的農場僱員。本集團現時在其生產基地共聘用超過3,300名農場及農地管理員工。董事並不知悉中國現行法例及條例有任何限制本集團由本集團生產基地所在的省份或由中國其他省份聘請農戶的規定。本集團一般與其農場僱員訂立為期一年的僱傭合約，而本集團須根據合約向農場僱員支付基本薪金，另加按其表現給予的獎金。本集團一般每年更新該等僱傭合約。本集團自一九九七年二月成立其首個生產基地以來，在招聘其農場僱員方面並無經歷過任何重大因難，亦並未經歷過任何重大的員工流失或任何勞資糾紛。

環保問題

本集團在經營上須遵守適用於環境保護的若干中國法例及條例，包括有關使用殺蟲劑及保護農地水土流失的法例及條例。本集團在其業務過程中非常強調環境保護。本集團在其農產品的生產中所實施的培植方法與程序為符合有機食品發展中心制定的有機食品標準或中國綠色食品發展中心制定的綠色食品標準，這些標準禁止或嚴格限制使用化學殺蟲劑、化學肥料、化學植物生長劑或其他可造成危害環境的原材料，本集團所使用的所有主要原材料為有機或天然材料，不含有害殘餘物質，且符合環保原則。為保護土壤的天然肥料，本集團實施輪種方法並在農場四週種植防護林以保存農地的營養成份。

自成立以來，本集團完全遵守中國有關環境保護的所有適用的法例與條例。

保險及產品責任

本集團所購買的保險主要為保障若干固定資產的損失，保單規格及投保限額符合中國一般商業慣例的社會保險。

本集團並無為與農作物或牲畜有關的損失、或其他由自然災害例如乾旱、水災、地震、冰雹、風暴或蟲害引致的損失安排任何保險。董事相信該等風險或損失，在中國屬不可受保或不能以合理成本投保。本集團實施多項措施以盡量減低受自然災害影響，包括對

其生產基地及牲畜繁殖設施地理位置的細心選擇，建立或安裝基建設施、包括的灌溉系統、保護性結構、防護林。根據董事的經驗，該等措施一般可有效地避免或減少自然災害的影響。過去本集團並無經歷過由於發生該等自然災害造成農作物或牲畜的任何重大損失或其生產基地或牲畜繁殖設施的任何重大損失。

本集團亦無安排任何產品責任保險，董事相信該等保險在中國屬不可受保或不能以合理成本投保。為控制其產品責任風險，本集團非常注重品質控制。於過往，本集團並無經歷過與其產品有關的任何第三者責任的索償。

競爭

農產品業務

本集團現時為香港及中國高質蔬菜及水果主要生產商及供應商之一，為其客戶提供種類繁多的產品。本集團透過本身的研發及資助各國家與地方學院及研究所的研究項目，成功令多種進口品種適應本地培植以供其在中國的生產基地生產。在該基礎上，本集團已可供應董事相信現時中國其他生產商或供應商尚未種植及供應的多種農產品。

董事相信，中國大部份農業生產商為個體農民及小型集體經營形式。董事相信，該等生產商所面對的問題為資金不足、資源不足及缺乏科技知識與研究的支援。因此，董事認為該等小規模生產商無法構成對本集團的有力競爭。若干其他農業生產商，雖然經營規模較大，相信卻繼續採用傳統種植及培植技術，包括使用不符合有機或綠色食品標準嚴格規定的傳統化學原材料。董事相信，目前中國實行有機或綠色農業種植的國內生產商為數尚少，且一般經營規模較小，所供應產品種類遠較本集團少。因此，董事認為，本集團的農產品業務在國內市場遇到的競爭將非常有限。鑑於本集團計劃不斷擴充其業務版圖及市場佔有率，董事堅信本集團的競爭能力將可得到進一步鞏固。

畜牧業務

本集團為將布爾山羊由南非引進中國供商業性繁殖的先驅者之一。董事現時並無發現中國有其他從事於商業性繁殖布爾山羊，而經營規模可與本集團相比的任何其他布爾山羊繁殖商。董事因而認為現時本集團畜牧業務的競爭為有限的。於成功完成繁殖技術的研發後，本集團將可提高其畜牧業務的成本效益，因而可進一步加強其競爭力。

與控股股東及超大集團的關係

於資本化發行及股份發售完成後，控股股東合共將持有本集團已發行股本約55.875%（假設超額配股權不獲行使）。除於本集團持有控股權外，控股股東亦於超大集團持有控股權益。超大集團為由控股股東所控制的公司集團（不包括本集團的成員公司），主要從事於農業相關原材料例如有機肥、種籽及植物生長劑的製造及銷售。超大集團為中國農業原材料的主要供應商。本集團與超大集團合共形成中國最大的整合及現代化農業企業之一。

本集團與超大集團在業務、管理層隊伍、營運及行政系統、市場及客戶基礎等方面均有各自清楚的範圍。本集團主要為從事於農業耕種及牲畜繁殖。有關本集團的農產品業務，其客戶主要為批發商及零售商、出口貿易公司、機構及零售客戶。有關本集團的畜牧業務，其客戶為中國的山羊繁殖商。超大集團方面則主要從事於農業原材料及副食品的生產及銷售，而其客戶主要為農戶及農業企業。鑑於本集團與超大集團的明顯業務性質及不同的融資需要，本集團現時並無意收購超大集團任何部份的業務。倘日後會作出任何該等收購的建議，該等收購將按上市規則所有適用規定進行。

由於本集團與超大集團各有不同的產品及客戶基礎，超大集團並無從事於直接或間接與本集團業務相競爭或可能相競爭的農業耕種相關業務。因此，董事認為本集團與超大集團之間並不存在競爭或潛在的競爭。

不競爭承諾

根據於二零零零年十二月一日有關公司重組的重組協議，郭浩先生及葉志明先生（二人均為本公司的主要股東）及趙娜麗女士（「承諾方」）已個別向本公司承諾，彼等或其附屬公司除透過本公司或其附屬公司或作為上市公司股份持有人並持有該公司已發行股本不超過1%外，概不會從事於或直接或間接於(i)農產品的培植、供應及銷售，或(ii)牲畜的繁殖及銷售等業務持有權益。該承諾在承諾方及其各自聯繫人士個別或共同、直接或間接繼續持有本公司股份並於郭浩先生與趙娜麗女士持有本公司最少35%投票權，或於葉志明先生持有本公司最少10%投票權期間將繼續有效。

關連交易

本集團與超大集團或郭浩先生之間已發生若干交易，而於股份在聯交所上市後，將會不斷定期進行。如下文所解釋，根據上市規則，該等交易將構成本集團的關連交易。該等交易的詳情載述如下。

1. 購買有機肥

於一九九九年一月之前，超大現代農業由廈門超大微生物有機肥有限公司(「超大微生物」)購買有機肥。自一九九九年一月後，超大現代農業停止向超大微生物購買有機肥而開始向福建超大農業產品銷售有限公司(「超大銷售」)購買有機肥。超大微生物與超大銷售均為中國的有限公司及超大集團成員。郭浩先生持有超大有限公司的85%股份權益。超大有限公司為一間在香港註冊成立的有限公司，擁有超大微生物的全部股份權益。郭先生亦持有福建超大集團有限公司(一間在中國註冊成立的有限公司)的65%股份權益，而該公司則持有超大銷售的60%股份權益。因此，超大微生物及超大銷售均為郭先生的聯繫人，而根據上市規則涵義，為本公司關連人士。

於二零零零年十二月一日，超大現代農業與超大銷售訂立一份有機肥供應協議，其主要條款包括：

(a) **購貨訂單**：超大現代農業有權(但無責任)不時給予超大銷售購買有機肥的訂單。超大現代農業將於每月月底前不少於7天向超大銷售遞交一份估計於隨後一個月內每星期建議向超大銷售購買的有機肥數量及種類。只要超大現代農業所訂購有機肥數量不超逾上述估計每週用量，超大銷售將有責任滿足超大現代農業所落的訂單。

(b) **定價**：超大銷售供應予超大現代農業有機肥的價格將於超大銷售接受超大現代農業所落訂單時經雙方同意而定，惟該定價不得超逾超大銷售於超大現代農業落訂單日期之前的月份向獨立第三者銷售同類有機肥的出廠價(經扣除送貨成本)。

(c) **期限**：協議初步期限由二零零零年十二月一日起，為期二十年。於初步期限內，該協議可由超大現代農業給予超大銷售不少於三個月的書面通知予以終止(但不得由超大銷售予以通知終止)。此外，任何一方皆可於發生若干事件

例如另一方嚴重違約時毋須通知而可終止協議。於初步期限屆滿後，該協議將繼續有效，除非及直至任何一方以不少於三個月書面通知另一方予以終止。

下表為於截至二零零零年六月三十日止三個年度，超大現代農業分別向超大微生物及超大銷售購買有機肥的價值。

	(實際發生數)		
	截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
購買有機肥：			
一超大微生物	2,148	896	—
一超大銷售	—	5,825	10,109
	2,148	6,721	10,109
佔本集團所購買有機肥百分比	100.0%	100.0%	100.0%
佔本集團購貨總額百分比	29.9%	41.3%	42.7%
佔本集團營業總額百分比	9.2%	8.7%	6.6%

董事確認，於截至二零零零年六月三十日止三個年度各年，本集團以一般商業條款，按本集團日常交易程序，分別向超大微生物及超大銷售購買的有機肥的條款，與有關時間內超大微生物或(視情況而定)超大銷售售予獨立第三者相同種類的有機肥的條款相同。

2.　購買植物生長劑

自一九九九年一月以來，超大現代農業已向超大銷售購買植物生長劑。如上文所述，超大銷售為郭浩先生聯繫人，因此根據上市規則涵義，構成本公司關連人士。

於二零零零年十二月一日，超大現代農業與超大銷售訂立一份植物生長劑供應協議，其主要條款包括：

(a)　**購貨訂單**：超大現代農業有權(但無責任)不時給予超大銷售購買植物生長劑的訂單。超大現代農業將於每月月底前不少於7天向超大銷售遞交一份估計於隨後一個月內每星期建議向超大銷售購買的植物生長劑數量及種類。只要超大現代農業所訂購植物生長劑數量不超逾上述估計每週用量，超大銷售將有責任滿足超大現代農業所落的訂單。

(b) **定價**：超大銷售供應予超大現代農業植物生長劑的價格將於超大銷售接受超大現代農業所落訂單時經雙方同意而定，惟該定價不得超逾超大銷售於超大現代農業落訂單日期之前的月份售予獨立第三者同類植物生長劑的出廠價(經扣除送貨成本)。

(c) **期限**：協議初步期限由二零零零年十二月一日開始，為期二十年。於初步期限內，該協議可由超大現代農業給予超大銷售不少於三個月的書面通知予以終止(但不得由超大銷售予以通知終止)。此外，任何一方皆可於發生若干事件例如另一方嚴重違約時毋須通知而可終止協議。於初步期限屆滿後，該協議將繼續有效，除非及直至任何一方以不少於三個月書面通知另一方予以終止。

下表所載為於截至二零零零年六月三十日止三個年度，超大現代農業向超大銷售購買植物生長劑的價值。

	(實際發生數)		
	截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
向超大銷售購買植物生長劑	—	196	574
佔本集團所購買植物生長劑百分比	—	100.0%	100.0%
佔本集團購貨總額百分比	—	1.2%	2.4%
佔本集團營業總額百分比	—	0.3%	0.4%

董事確認，於截至二零零零年六月三十日止三個年度各年，本集團以一般商業條款，按本集團日常交易程序，向超大銷售購買的全部植物生長劑的條款，與超大銷售於同時間給予獨立第三者的條款相同。

3.　購買種籽

本集團向北京超大英君生物技術有限公司(「超大英君」)購買種籽。超大英君為超大集團成員公司及一間中國有限公司，由郭浩先生持有其80%股份權益。因此，超大英君為郭浩先生的聯繫人，而根據上市規則涵義，為本公司關連人士。

於二零零零年十二月一日，超大現代農業與超大英君訂立一份種籽供應協議，其主要條款包括：

(a) **購貨訂單**：超大現代農業有權(但無責任)不時給予超大英君購買種籽的訂單。超大現代農業將於每月月底前不少於7天向超大英君遞交一份估計於隨後一個月內每星期建議向超大英君購買的種籽數量及種類。只要超大現代農業所訂購種籽數量不超逾上述估計每週用量，超大英君將有責任滿足超大現代農業所落的訂單。

(b) **定價**：超大英君供應予超大現代農業種籽的價格將於起大英君接受超大現代農業所落訂單時經雙方同意而定，惟定價不得超逾超大英君於超大現代農業落訂單日期之前的月份售予獨立第三者同類種籽的出廠價(經扣除送貨成本)。

(c) **期限**：協議初步期限由二零零零年十二月一日開始，為期二十年。於初步期限內，該協議可由超大現代農業給予超大英君不少於三個月的書面通知予以終止(但不得由超大英君予以通知終止)。此外，任何一方皆可於發生若干事件例如另一方嚴重違約時毋須通知而可終止協議。於初步期限屆滿後，該協議將繼續有效，除非及直至任何一方以不少於三個月書面通知另一方予以終止。

下表所載為於截至二零零零年六月三十日止三個年度，超大現代農業向超大英君購買種籽的價值。

	(實際發生數)		
	截至六月三十日止年度		
	一九九八年	**一九九九年**	**二零零零年**
	人民幣千元	人民幣千元	人民幣千元
向超大英君購買種籽	269	691	437
佔本集團所購種籽百分比	39.9%	49.4%	37.7%
佔本集團購貨總額百分比	3.8%	4.2%	1.8%
佔本集團營業總額百分比	1.2%	0.9%	0.3%

董事確認，於截至二零零零年六月三十日止三個年度各年，本集團以一般商業條款，按本集團日常交易程序，向超大英君購買的全部種籽，與超大英君於同時期給予獨立第三者的條款相同。

4. 商標許可

本集團現時於其農產品的生產、供應及分銷業務上使用「超大」商標。該商標為郭浩先生所擁有，而郭先生已在中國、香港及日本申請註冊該商標。根據本公司與郭浩先生於二零零零年十二月一日所訂立的商標許可協議，本公司已獲授無代價於其生產、銷售、供應及分銷的農產品獨家及不可轉讓使用「超大」商標的權力，由二零零零年十二月一日起開始，為期十年。

由於該商標許可為郭先生無代價授予本公司，根據上市規則第14.24(5)條規定為屬於最低水平豁免，因此毋須經任何股東批准及毋須按上市規則第14章適用於關連交易必須作出公佈及通知的規定。

5. 獲聯交所授出的豁免

董事已確認，上述所有關連交易乃按本集團的日常業務過程及以正常的商業條款進行，對本集團及本公司股東而對為公平及合理。

上文第1段至第3段所述交易，將於股份在聯交所上市後構成本公司的關連交易，而一般根據上市規則規定須作出若干披露及須獲本公司獨立股東事先批准。由於該等交易為關連交易，本公司認為於每次進行交易時均須作出該等披露及獲批准將造成不必要的負擔及不合實際。因此，本公司已申請一項一般豁免，免除嚴格遵守與第1段至第3段所述交易有關的規定。聯交所已表示將授出豁免遵守上市規則適用於關連交易的一般批准及披露的規定，該項豁免為期三年，至二零零三年六月三十日止，惟須受下列條件規限：

(a) 該等交易，及該等交易的安排條件，為本集團按日常及一般業務過程訂立，及(i)按一般或更佳商業條款；或(ii)倘無充足的可資比較交易判斷彼等是否按一般商業條款進行，則按不遜於給予獨立第三者或由獨立第三者提供的條款進行（倘適用）；

(b) 該等交易的有關協議條款對本公司股東而言整體上屬公平及合理；

(c) 根據上市規則第14.25(1)(A)至(D)條規定，本公司將每年於有關年度的本公司年報及賬目中披露該等交易的簡單概況，包括：—

(i) 交易日期或期間、有關各方的身份及關連關係簡述；

(ii) 交易的簡述及交易目的；

(iii) 代價總額及有關條款；及

(iv) 有關各方關係性質及關連人士於交易中所持權益。

(d) 本公司的獨立非執行董事將每年對該等交易進行審查及確認，在本公司的年報及賬目中，該等交易為按上文第(a)段、第(b)段及第(g)段所述方式進行；

(e) 本公司的核數師將每年對該等交易進行審查，而有關詳情將載列於本公司年報及向董事會遞交一份函件以確認該等交易為：－

(i) 已獲本公司董事會批准；

(ii) 遵守規限該等交易的有關協議或按一般商業條款及本集團日常業務過程；

(iii) 依照下文(g)段所述建議限額之內；

(f) 為上述核數師對該等交易進行審查及作出報告的目的，本公司及關連人士將向聯交所承諾向核數師提供足夠方便可取得其會計記錄；及

(g) 本集團根據上文第1段至第3段所述交易購買的每種產品每年總開支不得超逾下列所載的建議每年限額：－

產品種類	按該財政年度本集團購貨總額百分比的限額	按該財政年度本集團營業額百分比的限額
有機肥的供應	55.0%	12.0%
植物生長劑的供應	3.0%	0.5%
種籽的供應	5.0%	1.0%

聯交所已表示，倘上文所指協議或安排的任何重大條款被改動(有關協議或安排條款中已允許者除外)或倘本集團將來任何關連人士(上市規則所賦予涵義)訂立任何新協議或安排，而令本集團於每年合共所付或應付的代價超逾上文所指限額，則本公司必須遵守上市規則適用於關連交易的規定，除非本公司提出申請並獲聯交所授予另一項豁免。

經審查本集團所提供的文件與資料，及倚賴於董事的確認，工商東亞認為上文所述交易為按本集團日常及一般業務過程及按一般商業條款進行，對本集團及本公司股東而言為公平及合理。

符合公元二千年電腦規格

電腦公元二千年問題乃指電腦系統無法正確辨別二零零零年，因為於電腦程式設計中利用兩位數字(而非四位)表示曆年。因此，受公元二千年問題影響的電腦程式可能誤將「零零」所表示的2000年日期識認為1900年。能夠解決此問題的準則，是電腦可不受日期變動影響而在公元二千年及過渡前後均能準確運作。

現時，本集團大部份銷售均以現金形式銷售予農產品批發市場的客戶。此外，本集團與其他客戶及主要供應商之間的貿易關係一般以書面合約形式維繫而並無倚賴於電腦的通訊。因此，本集團現時與供應商及客戶進行的業務交易並非倚重電腦軟件和系統。本集團已測試其電腦軟件及系統能否準確處理日期為二零零零年以後的交易，結果為該等電腦軟件及系統符合公元二千年電腦程式規格。本集團亦已實施一個公元二千年電腦問題的突發應變計劃，主要包括儲存所有電腦檔案的備份，及有關文件永久性副本的系統化存檔。董事相信，足以保護本集團免受公元二千年電腦問題所帶來的任何重大不利影響。

直至最後實際可行日期，本集團並無受由公元二千年電腦問題所帶來的任何重大問題的影響。

董事

執行董事

郭浩先生，45歲，為董事會主席、董事總經理及本集團創辦人之一。郭浩先生主要負責本集團業務的全面策劃、管理、業務發展及制定新產品策略、銷售及市場推廣。郭先生擁有中國商業貿易逾20年經驗，尤其是策劃、業務發展及銷售與市場推廣方面。於一九九五年，郭先生開始從事於農產品業務以及優質種籽品種及有機肥的研發、生產及銷售。於本集團成立之前，郭浩先生涉及一間香港公司的註冊及成立，並為該公司執行董事。該公司從事於中國的貿易。

葉志明先生，39歲，為執行董事及超大蔬果總經理。葉先生主要負責本集團農產品業務的全面管理、計劃、業務發展及銷售與市場推廣，尤其是針對香港及其他海外市場。葉先生於一九九七年一月加入本集團，於食品行業的貿易及市場推廣具有逾15年經驗。於加入本集團之前，葉先生曾在一間香港註冊公司任職管理層，並在香港從事於大米及其他食品的批發。

趙娜麗女士，44歲，為執行董事。趙女士為郭浩先生的配偶及本集團的創辦人之一。趙女士主要負責本集團全面財務策劃、管理及會計。趙女士於貿易及會計方面有逾20年經驗。於本集團成立之前，趙女士曾在一間香港貿易公司任職管理層，尤其是在財務及會計領域方面。

李延教授，36歲，為執行董事，負責本集團研發活動及生產基地管理及擴充，以及發展及農業生產方法的開發。李教授在福建農業大學取得植物營養及園藝學位，並獲該大學委任為園藝系教授。於農業耕種方面，尤其是種植與培植方法及害蟲與疾病管理方面具有廣泛經驗。李教授於一九九七年一月加入本集團。

每位執行董事已個別與本公司訂立一份服務協議，初步由三年至九年不等，全部由二零零零年十二月一日開始，並將繼續有效，直至由一方向對方提出不少於三個月書面通知。每位執行董事於每月結束後可獲支付月薪，薪酬由董事會每年予以審定，並由董事會決定加薪幅度，惟加幅不得超過該名董事當時薪酬的20%。此外，各執行董事有權收取與盈利有關的花紅，由董事會全權決定。估計於截至二零零一年六月三十日止年度將會共支

付約人民幣1,841,000元(1,737,000港元)予執行董事(並無計及執行董事有權享有的酌情花紅)。董事酬金及服務合約年期載於本售股章程附錄五「董事服務合約的詳情」一節。就任何財政年度付予全體執行董事的酌情花紅最高總額不得超過本集團於該財政年度支付該筆花紅前的綜合純利的10%。

獨立非執行董事

黃廣志先生，42歲，為獨立非執行董事。黃先生為一名合資格會計師，並於商業銀行業務有豐富經驗，黃先生亦為香港多間上市公司的獨立非執行董事。

林順權教授，42歲，為獨立非執行董事。林教授由福建農業大學取得農業學博士學位，並於一九九六年至一九九八年兩年期間在日本佐賀大學深造。林教授獲華南農業大學委任為教授，於中國農業有豐富經驗。

高級管理層

崔保維教授，43歲，為副總裁及畜牧業工程師，主要負責本集團畜牧業務的管理及發展。崔教授畢業於山西農業大學並持有動物學碩士學位，於牲畜繁殖及牧場管理有逾20年經驗。崔教授於一九九七年一月加入本集團之前，曾為中國多間農業企業提供顧問服務。

徐斌先生，45歲，副總裁，主要負責本集團的策劃、業務發展及銷售與市場推廣。徐先生持有日本亞洲文化綜合研究所的碩士學位及日本東京外國語專科學校的證書。於一九九九年一月加入本集團前，徐先生為三井物產集團的亞洲事務部門主管，負責國際貿易及業務發展。

馬承榕先生，35歲，為超大綠色農業總經理，主要負責本集團銷售及分銷網絡的策劃及發展。馬先生畢業於福建師範大學。馬先生於公司管理及項目投資有逾10年經驗，馬先生於一九九九年一月加入本集團。

楊延位教授，64歲，為超大畜牧經理，主要負責布爾山羊繁殖業務的全面管理及研究與開發。楊教授畢業於福建農業大學，於畜牧業的研究開發有逾40年經驗。於一九九七年一月加入本集團之前，楊教授為福建農業大學畜牧獸醫系院長以及中國畜牧獸醫研究所主任。由楊教授開發的「牛、羊胚胎移植技術」榮獲福建省科學技術進步獎。

李志輝先生，34歲，為本集團財務總監兼公司秘書，負責本集團的財務管理及會計。李先生於一九九三年畢業於澳洲Monash大學並持有經濟學學士學位、現時為香港會計師公會會員及澳洲執業會計師公會會員。於二零零零年十一月加入本集團之前，李先生曾服務於多間國際會計事務所，並於一間香港上市公司擔任總會計主任。

陳航先生，31歲，為本集團行政經理，主要負責本集團的一般行政及人事事項。陳先生於一九九零年畢業於福建閩江大學，並持有工業管理證書。陳先生於一九九七年一月加入本集團，於公司行政及人力資源管理有逾6年經驗。

黃協英女士，52歲，為本集團財務經理，主要負責本集團的會計工作。黃女士畢業於廈門集美財經學院，於中國的會計領域有逾10年經驗。黃女士於一九九七年一月加入本集團。

尤勇博士，31歲，為本集團研究開發部經理，主要負責本集團的研發項目。尤博士於一九九七年畢業於中國林業學研究所的生態系，取得博士學位，於生態研究有廣泛經驗。尤博士於一九九九年七月年加入本集團。

丘建源先生，38歲，為本集團策劃部門經理，主要負責本集團的策劃，對外通訊及市場推廣與促銷。丘先生持有浙江農業大學園藝系碩士學位。於一九九九年七月加入本集團之前，丘先生為中國福州851製藥公司策劃部門主管及副總經理。

施能浦先生，62歲，為本集團生產基地發展部門經理，主要負責本集團生產基地的計劃、基建發展及管理，施先生畢業於福建農業大學，於農業方面有逾40年經驗。施先生在農業耕種方面的各項研究已榮獲多項國家及省級獎項。施先生於一九九七年榮獲「優秀專家」獎，及於一九九五年榮獲聯合國TIPS的中國部頒發的「發明創新科技之星」獎。施先生於一九九九年一月加入本集團。

李澤生先生，35歲，為銷售及貿易部門經理，主要負責本集團銷售經營及市場開發的管理。李先生畢業於福建師範大學，並取得廈門大學工商管理系的碩士學位。於一九九八年一月加入本集團之前，李先生曾在中國人民銀行的投資部門及中國南海岸生物工程福州公司工作。

審計委員會

為遵守上市規則附錄14所載的最佳應用守則，本公司已於二零零零年十一月二十三日成立審計委員會，並以書面列明職權。審計委員會的主要職責為檢討及監督本集團的財政滙報程序及內部控制系統。

審計委員會由兩名非執行董事成員組成。

職員

於二零零零年九月三十日，本集團共有超過3,800名全職僱員，按其身處地點及職能分類如下：

	香港	中國	總數
管理及行政	4	92	96
銷售及市場推廣	2	326	328
研究及開發	—	62	62
財務及會計	1	80	81
種植及農地管理	—	3,312	3,312
牲畜繁殖	—	7	7
總計	7	3,879	3,886

本集團過去於招聘僱員方面並無經歷任何重大困難，及並無遭遇任何重大員工流失或勞資糾紛。

福利計劃

由於並無任何法例規定本集團須為其僱員提供福利計劃，故本集團於截至二零零零年六月三十日止三個年度並無參與任何退休計劃或醫療計劃。然而，本集團已於二零零零年八月參加一項由福建省政府統籌的退休計劃。

購股權計劃

本公司已有條件採納購股權計劃，據此，本集團全職僱員可獲授購股權以認購股份。購股權計劃的主要條款於本售股章程附錄五「購股權計劃」一節概述。

據董事所知，緊隨資本化發行及股份發售(不計及根據股份發售將予發行的任何股份，請閱附註3)完成後，直接或間接持有當時已發行股份10%或以上權益的唯一一批人士為：

股東	股份數目	緊隨資本化發行及股份發售完成後的已發行股本百分比 (附註3)
Kailey (附註1)	894,000,000股	55.875%
郭浩 (附註1)	894,000,000股	55.875%
Young West Investments Limited (附註2)	204,000,000股	12.75%
葉志明 (附註2)	204,000,000股	12.75%

附註：

1. Kailey為一間於英屬處女群島註冊成立的有限公司，由郭浩先生合法及實益擁有其中90%，而趙娜麗女士則合法及實益擁有其中10%。郭浩先生擁有Kailey股東大會上行使90%的投票權。

2. Young West Investments Ltd.為一間在英屬處女群島註冊成立的有限公司，由葉志明先生合法及全資實益擁有。

3. 於資本化發行及股份發售完成後的持股量百分比，乃假設超額配股權不獲行使。

除本售股章程披露者外(但未計根據股份發售可能認購的任何股份)，據各董事所知，概無任何人士將於緊隨資本化發行及股份發售完成後直接或間接擁有任何類別附有權利可於任何情況下在本集團任何成員公司之股東大會上投票之股本面值10%或以上權益，因而根據上市規則被視為主要股東。

Kailey作為本公司控股股東(定義見上市規則)，已向聯交所作出承諾，由本公司開始在聯交所買賣的日期起12個月期間內：

1. 當其將所實益擁有的股份質押或抵押，隨即以書面將該質押或抵押，連同被質押或抵押的股份數目，通知本公司；及

2. 當其接獲承押人或承押記人的示意(不論是口頭或書面)表示由其質押或抵押的股份將被售出，便須立即通知本公司該項出售示意。

法定：		港元
5,000,000,000	股股份	500,000,000

已發行及將予發行的繳足或入賬列為繳足股份：

1,000	股已發行股份	100
1,199,999,000	股根據資本化發行將予發行的股份	119,999,900
400,000,000	股根據股份發售將予發行的股份	40,000,000
合共：		
1,600,000,000	股股份	160,000,000

假設

上表假設資本化發行及股份發售成為無條件及假設超額配股權未獲行使。

上表並無計及根據購股權計劃可能發行的任何股份，或根據下文授予董事的一般授權，本公司可能配發、發行或購回的任何股份。

地位

發售股份將在各方面享有與上表所載現時已發行或將予發行的所有股份相同的地位，並符合資格享有於本售股章程刊發日期後除資本化發行外就股份宣派、作出或派付的一切股息或其他分派。

購股權計劃

本公司已有條件採納購股權計劃。其主要條款概要載於本售股章程附錄五「購股權計劃」一節。

根據購股權計劃，本集團全職僱員及執行董事可獲授購股權，有權認購最多為本公司不時已發行股本10%的股份（不包括因根據購股權計劃而可能發行的股份）。

發行新股的一般授權

董事獲授一項一般無條件授權，以配發、發行及買賣總面值不超過下列數額之和的股份：

1. 本公司已發行及將予發行（如本售股章程所載）股本總面值兩者之和的20%；及

2. 本公司將會購回本公司的股本總面值（倘有）。

董事在根據授權可發行的股份外，亦可根據供股、以股代息計劃或類似安排或因根據購股權計劃授出的購股權獲行使而配發、發行或買賣股份。

此項授權將於下列期限(以最早者為準)屆滿：

- 本公司下屆股東週年大會結束時；或
- 適用法例或公司組織章程大綱規定本公司舉行下屆股東週年大會的期限屆滿之日；或
- 股東於股東大會以普通決議案修訂或撤回此項授權時。

有關此項一般授權的進一步詳情，請參閱本售股章程附錄五一節。

購回股份的一般授權

董事獲授一般無條件授權，可行使本公司一切權力購回股份，股份總面值不超過本公司已發行及將予發行(如本售股章程所載)股本總面值兩者之和的10%。

此項授權僅與於聯交所或股份上市的任何其他證券交易所(並已就此獲香港證券及期貨事務監察委員會及聯交所認可)進行的購回有關，並須按照上市規則規定進行。有關上市規則的概要，載於本售股章程附錄五「本公司購回本身證券」一段。

此項授權將於下列期限(以最早者為準)屆滿：

- 本公司下屆股東週年大會結束時；或
- 適用法例或公司組織章程大綱規定本公司須舉行下屆股東週年大會的期限屆滿時；或
- 股東於股東大會以普通決議案修改或撤回此項授權時。

本集團的賬目及記錄均以人民幣為基準貨幣。除文義另有所指外，本售股章程所含以人民幣為單位的數額已按1.00港元兑人民幣1.06元折算成港元(僅供參考)。該等折算並不代表以人民幣為單位的數額，已經或現時或日後可能按上述滙率兑換成港元。請參閱「風險因素－與中國有關的風險－貨幣兑換及滙率」。

債務

借款

於二零零零年九月三十日(即就本債務聲明而言於本售股章程刊印前的最後實際可行日期)營業時間結束時，本集團有未償還借款約人民幣36,800,000元，包括由組成本集團的公司當時的股東的無抵押及免息貸款合共約人民幣21,800,000元及銀行貸款人民幣15,000,000元。該等股東的貸款由二零零零年九月三十日起12個月內毋須還款。該等股東的貸款其中約人民幣5,700,000元其後已由本集團清還，而根據公司重組，餘下的款項約人民幣16,100,000元未償還貸款經已資本化。該筆銀行貸款按0.585厘月息計，以郭浩先生持有控股權的有關連公司所提供的擔保作抵押，並須於二零零一年五月十八日到期還款。銀行已同意撤銷該有關連公司所提供的擔保，惟須於股份在聯交所上市後由本公司提供的公司擔保替代。

或然負債

於二零零零年九月三十日，本集團並無重大或然負債。

免責聲明

除上述或本文件其他地方所披露者及集團內公司間負債外，本集團概無任何尚未償還的抵押、押記、債券或其他借貸資本、銀行透支、貸款或其他類似債務或融資租約承擔、擔保或其他重大或然負債。

董事已確認，除上文所披露者外，自二零零零年九月三十日以來，本公司及其附屬公司的債務及或然負債概無重大變動。

外幣換算

就債務聲明而言，外幣金額已按二零零零年九月三十日營業時間結束時的適用滙率換算為人民幣。

流動資金、財務資源及資本架構

財務資源

本集團就其資本開支及其他資金需求，一般以內部產生的現金流量及股東貸款支付其營運。於股份發售後，本集團預計以股份發售所得款項淨額及經營現金流入淨額撥付本集團的可預見開支。

借款及銀行融資

於二零零零年九月三十日，本集團有一筆中國一間銀行提供的人民幣15,000,000元銀行貸款。於截至二零零零年六月三十日止三個年度，本集團並無獲得或使用任何銀行融資。

資本承擔

於二零零零年九月三十日，本集團有關研發開支及購置固定資產方面有約人民幣381,300,000元的尚未償還合約資本承擔。

流動負債淨額

於二零零零年九月三十日，本集團的流動負債淨額約人民幣20,900,000元，包括：

	人民幣千元	人民幣千元
流動資產		
存貨(按成本)	18,059	
應收賬款	14,407	
應收有關連公司款項	449	
其他應收款項、按金及預付款項	42,882	
銀行結餘及現金	21,719	
	97,516	
流動負債		
應付有關連公司賬款	3,789	
其他應付款項及應計費用	40,934	
長期負債的即期部份	900	
短期銀行貸款	15,000	
應付股息	20,000	
稅項	37,765	
	118,388	
流動負債淨額		20,872

營運資金

若計及本集團可動用的財政資源，包括內部產生的資金及估計股份發售所得款項淨額，董事認為，本集團有充裕的營運資金應付目前所需。

可供分派儲備

於二零零零年六月三十日(即本集團最新經審核財務報表的結算日)，本公司尚未註冊成立，因此並無可供分派予本公司股東的儲備。

上市規則應用指引第19條的披露規定

董事已確認，於最後實際可行日期，本集團並不知悉有任何可引致須遵照上市規則應用指引第19條的披露規定的情況。

營業記錄

下表所載為摘錄自會計師報告(全文載於本售股章程附錄一)的本集團於截至二零零零年六月三十日止三個年度,及截至二零零零年九月三十日止三個月的合併業績(根據其未經審核管理賬目而編製)概要。兩者皆假設本公司於整個有關期間或自各附屬公司註冊成立日期以來一直擁有各間附屬公司。於「歷史與發展-資本架構及公司重組」一節有更詳盡解釋,本集團於一九九九年十二月將其所持超大現代農業股份權益由80%增加至100%,及於二零零零年一月將其所持超大綠色農業股份權益由70%增加至100%,並將其所持超大畜牧股份權益由60%增加至100%。因此,直至本集團收購各公司全部權益之日期於該等公司之少數股東權益,已於有關期間之合併損益賬內確認。有關本集團截至二零零零年六月三十日止三個年度的營業記錄進一步詳情,請參閱本售股章程附錄一的會計師報告。

	(經審核)			(未經審核)
	截至六月三十日止年度			截至九月三十日止三個月
	一九九八年	一九九九年	二零零零年	二零零零年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額(附註1)	23,415	76,991	154,225	143,736
銷售成本	(6,877)	(20,885)	(42,583)	(36,894)
毛利	16,538	56,106	111,642	106,842
其他收入(附註2)	–	14	181	235
銷售及分銷開支	(1,506)	(4,826)	(10,952)	(10,738)
一般及行政開支	(1,643)	(2,638)	(8,343)	(4,006)
其他經營開支淨額	–	(1)	(186)	(127)
經營溢利	13,389	48,655	92,342	92,206
財務成本	–	–	–	(99)
除稅前溢利	13,389	48,655	92,342	92,107
稅項	(4,220)	(16,148)	(16,622)	(775)
扣除少數股東權益前溢利	9,169	32,507	75,720	91,332
少數股東權益	(1,834)	(6,642)	(8,406)	–
本年度合併溢利	7,335	25,865	67,314	91,332
股息	–	–	20,000	–

	截至六月三十日止年度			截至九月三十日止三個月
	一九九八年	一九九九年	二零零零年	二零零零年
	人民幣	人民幣	人民幣	人民幣
每股盈利(附註3)	0.0061	0.0216	0.0561	0.0761
邊際毛利	70.6%	72.9%	72.4%	74.3%
除稅前邊際溢利	57.2%	63.2%	59.9%	64.1%
除稅後邊際溢利	39.2%	42.2%	49.1%	63.5%
邊際純利	31.3%	33.6%	43.7%	63.5%

附註：

1. 營業額為已收及應收銷售額，扣除折讓與增值稅。

2. 其他收益主要為利息收入。

3. 每股盈利乃按本集團於截至二零零零年六月三十日止三個年度及截至二零零零年九月三十日止三個月扣除稅項及股東應佔少數股東權益後的合併溢利，及假設於各有關期間被視作已發行股份為1,200,000,000股的基準計算。

銷售額及營業額的分析

以下為本集團銷售額及營業額的分析。

	截至六月三十日止年度			截至九月三十日止三個月
	一九九八年	一九九九年	二零零零年	二零零零年
按產品分類銷售額				
農產品(噸)				
蔬菜	6,972	26,172	46,527	54,940
水果	998	1,102	2,962	11,614
米	—	—	—	2,905
	7,970	27,274	49,489	69,459
牲畜(頭)	158	296	350	180

按產品
分類營業額

	截至六月三十日止年度						截至九月三十日止三個月	
	一九九八年		一九九九年		二零零零年		二零零零年	
	人民幣千元	%	人民幣千元	%	人民幣千元	%	人民幣千元	%
農產品								
蔬菜	11,707	50.0	60,934	79.2	128,820	83.5	116,657	81.2
水果	8,548	36.5	8,916	11.6	15,233	9.9	15,315	10.7
米	–	–	–	–	–	–	7,286	5.1
	20,255	86.5	69,850	90.8	144,053	93.4	139,258	97.0
副食品	–	–	1,346	1.7	3,255	2.1	1,118	0.7
牲畜	3,160	13.5	5,795	7.5	6,917	4.5	3,360	2.3
營業總額	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

按銷售渠道
分類營業額

	截至六月三十日止年度						截至九月三十日止三個月	
	一九九八年		一九九九年		二零零零年		二零零零年	
	人民幣千元	%	人民幣千元	%	人民幣千元	%	人民幣千元	%
農產品及副食品								
國內銷售								
－批發市場	9,688	41.4	33,614	43.7	59,646	38.7	70,077	48.8
－機構銷售	1,043	4.4	3,452	4.5	11,380	7.4	9,527	6.6
－零售銷售	–	–	4,782	6.2	12,034	7.8	8,683	6.0
	10,731	45.8	41,848	54.4	83,060	53.9	88,287	61.4
海外銷售	9,524	40.7	29,348	38.1	64,248	41.6	52,089	36.3
牲畜								
國內銷售	3,160	13.5	5,795	7.5	6,917	4.5	3,360	2.3
營業總額	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

按市場
分類營業額

	截至六月三十日止年度						截至九月三十日止三個月	
	一九九八年		一九九九年		二零零零年		二零零零年	
	人民幣千元	%	人民幣千元	%	人民幣千元	%	人民幣千元	%
國內市場	13,891	59.3	47,643	61.9	89,977	58.4	91,647	63.7
海外市場	9,524	40.7	29,348	38.1	64,248	41.6	52,089	36.3
營業總額	23,415	100.0	76,991	100.0	154,225	100.0	143,736	100.0

管理層討論及分析

概覽

營業額

本集團的營業額主要來自其農產品、副食品及牲畜的銷售。

就其農產品業務而言，本集團現時在中國各地經營生產基地，培植農產品。本集團的農產品銷售予農產品批發市場的批發客戶、機構客戶(包括酒店、超級市場、醫院、學校、政府及非政府實體)及透過本集團在中國設立的專賣店及在福建省住宅屋邨及商業區經營的臨時攤位和櫃枱售予零售客戶。為配合其農產品銷售，本集團亦在該等專賣店向零售客戶出售各類副食品及配料。

就畜牧業務而言，本集團從事於進口源自南非的純種布爾山羊供繁殖及售予中國的其他山羊繁殖商。

銷售成本

本集團農產品業務的銷售成本主要包括農業原材料的成本，例如種籽、有機肥、殺蟲劑及植物生長劑，及其他直接成本，例如勞工成本及生產間接成本。

本集團畜牧業務的銷售成本主要包括購買成本及進口布爾山羊及繁殖成本。

營運開支

本集團的營運開支包括銷售及分銷開支、一般辦事處及行政開支。

銷售及市場推廣開支主要包括包裝材料及其他供應品成本、運輸及送貨成本、零售店租金及銷售、市場推廣與促銷費用。一般辦事處及行政開支主要包括研發開支、辦事處租金、職員及董事酬金、出差及住宿費用及職員福利。

税項

由中國企業業務所得所有收入、收益及盈利，一般適用的統一税率為33%。根據現有中國法例及條例，擁有十年或以上經營期的外資企業，一般於成立後由外資企業錄得應課税盈利年度的首兩年可完全豁免繳納中國企業所得税，而其後的三年可免交50%税項。所有

在中國福建省經濟開發區成立的生產性外資企業，根據適用於該等經濟開發區的有關所得稅法例及條例，須繳納24%稅率的企業所得稅。

- 超大現代農業及超大綠色農業，本集團的兩個中國主要附屬公司，原為於中國註冊成立的國內有限公司，分別於一九九九年十二月二十九日及二零零零年五月二十日轉為外資企業。在轉為外資企業之前，超大現代農業及超大綠色農業須繳納33%稅率的中國企業所得稅。由分別成為外資企業的日期起，該等企業須繳納中國企業所得稅，並可享有上述適用於福建省經濟開發區外資企業的稅務優惠。故此，超大現代農業及超大綠色農業可獲豁免二零零零年及二零零一年兩年的企業所得稅，及由二零零二年起計的三年內可免繳50%的企業所得稅。超大現代農業及超大綠色農業已取得外商投資企業稅務登記證，而這些公司會分別提交於二零零零年度評估為外資企業之退稅申請。

- 超大畜牧為在中國註冊成立並在中國經營業務的有限公司，因而須繳納33%稅率的中國企業所得稅。

於截至二零零零年六月三十日止三個年度及截至二零零零年九月三十日止三個月，本集團的有效稅率分別為31.5%、33.2%、18.0%及0.8%。於截至二零零零年六月三十日止年度及截至二零零零年九月三十日止三個月，有效稅率的減少是由於超大現代農業及超大綠色農業於該年度轉為外資企業後可享有稅務優惠。

一般而言，中國政府向從事於農業業務的企業提供各種鼓勵(包括稅務豁免)。根據該等政府政策，本集團已於二零零零年十月十六日為其中國附屬公司向中國有關稅務當局申請截至二零零零年六月三十日止三個年度正式的所得稅豁免。儘管如此，本集團已在其財務報表中作出相應的所得稅撥備。本集團現時正等待中國有關稅務當局的回覆，因此本集團在截至二零零零年六月三十日止三個年度財務報表已作出的所得稅撥備並未支付。此外，據本公司的中國法律顧問告知，由於本集團正進行申請所得稅的寬免，不論其結果如何，本集團亦不會受到任何稅務懲罰。

截至一九九八年六月三十日止年度

於截至一九九八年六月三十日止年度，本集團的營業總額為人民幣23,400,000元，其中約86.5%及13.5%分別為來自農產品及布爾山羊的銷售。本集團的整體毛利為人民幣16,500,000元，相當於70.6%的整體邊際毛利。

於該年度，本集團共銷出7,970噸農產品，合共帶來人民幣20,200,000元的營業額。來自本集團農產品業務的毛利達人民幣15,000,000元，相當於74.0%的邊際毛利。於一九九八年六月三十日，本集團在中國福建省共經營3個生產基地，合共有農地面積約203公頃(3,050畝)。

於該年度，本集團由南非進口其首批300頭布爾山羊。於該年度售出的布爾山羊共有158頭，而來自本集團畜牧業務的營業額及毛利分別為人民幣3,200,000元及人民幣1,500,000元。

於截至一九九八年六月三十日止年度，本集團除税前經營溢利為人民幣13,400,000元，除税前邊際溢利為57.2%，而除税後但未計少數股東權益前溢利為人民幣9,200,000元，除税後邊際溢利為39.2%。

於截至一九九八年六月三十日止年度，超大現代農業實際為佔80%權益的附屬公司，而本集團的除少數股東權益後溢利為人民幣7,300,000元。

截至一九九九年六月三十日止年度與截至一九九八年六月三十日止年度比較

於截至一九九九年六月三十日止年度，本集團的營業總額為人民幣77,000,000元，較前一年有228.8%增長。該增長主要是由於銷售農產品營業總額的增加。本集團營業總額約90.8%、7.5%及1.7%分別為來自農產品、布爾山羊及副食品的銷售。本集團的整體毛利為人民幣56,100,000元，相當於72.9%整體邊際毛利。

於截至一九九九年六月三十日止年度，來自農產品銷售的營業額增加至人民幣69,900,000元，較前一年有244.9%增長。於該年度，約售出27,274噸農產品，較前年有242.2%增長。為應付本集團農產品銷售不斷增加的需求，本集團透過增加由一九九八年六月三十日的合共203公頃(3,050畝)生產基地耕地面積至一九九九年六月三十日的約553公頃(8,300畝)以擴大其生產能力。來自本集團農產品業務的毛利為人民幣51,700,000元，較前一年有244.6%增長，而邊際毛利則為相對穩定的74.0%。

於該年度，來自本集團畜牧業務的毛營業額達人民幣5,800,000元。於該年度，第二批的125頭布爾山羊由南非進口。於該年度共售出296頭布爾山羊，而前一年則售出158頭。來自畜牧業務的毛利共達人民幣4,200,000元。本集團畜牧業務的邊際毛利由一九九八年的48.9%增加至一九九九年的73.0%。於截至一九九九年六月三十日止兩個年度，每頭布爾山羊的售價維持在穩定水平。邊際毛利的增加，主要是由於新繁殖的小羊令每頭布爾山羊的銷售成本攤薄約48%。邊際毛利因而由48.9%增加至73.0%。

於截至一九九九年六月三十日止年度，本集團的除税前經營溢利為人民幣48,700,000元，除税前邊際溢利為63.2%，而除税後但未扣除少數股東權益前溢利為人民幣32,500,000元，除税後邊際純利為42.2%。本集團的除税後邊際純利由一九九八年的39.2%增加至一九九九年的42.2%，主要為由於以下原因：

- 本集團的畜牧業務的邊際毛利，由一九九八年的48.9%大幅上升至一九九九年的73.0%，但部份受以下所抵銷，

- 本集團的副食品銷售業務於一九九九年錄得低於本集團的平均邊際毛利15.2%。

於截至一九九九年六月三十日止年度，超大現代農業、超大綠色農業及超大畜牧分別實際為佔80%、70%及60%權益的附屬公司，而本集團的扣除少數股東權益後溢利為人民幣25,900,000元。

截至二零零零年六月三十日止年度與截至一九九九年六月三十日止年度比較

於截至二零零零年六月三十日止年度，本集團的營業總額達到人民幣154,200,000元。該上升主要為由於對本集團農產品的需求不斷增加。本集團的營業總額約93.4%、4.5%及2.1%分別為來自農產品、布爾山羊及副食品的銷售。本集團的整體毛利為人民幣111,600,000元，而整體邊際毛利為72.4%。

於截至二零零零年六月三十日止年度，本集團來自農產品銷售的營業額增加至人民幣144,100,000元，較前一年有逾106.2%的增長。於該年度，本集團透過進一步設立生產基地及增加現有生產基地的耕種面積而不斷擴大其生產能力。由於上述措施，於二零零零年六月三十日，本集團生產基地的耕種面積合共增加至1,060公頃(15,893畝)，而於一九九九年六月三十日則為553公頃(8,300畝)。來自本集團農產品業務的毛利為人民幣106,300,000元，較前一年有105.8%的增長，而邊際毛利為73.8%。

於截至二零零零年六月三十日止年度，共售出350頭布爾山羊，並帶來人民幣6,900,000元之營業額。於該年度並再無進口布爾山羊。

於該年度，由於超大現代農業及超大綠色農業由國內有限公司轉為外資企業，因而可享有本節的「稅項」一段所述稅務優惠。本集團的經營溢利雖然於同期有約89.8%增長，但本集團的整體稅項開支僅為人民幣16,600,000元，約為前一年的水平。於截至二零零零年六月三十日止年度，本集團的除稅前經營溢利為人民幣92,300,000元，而除稅前邊際溢利為59.9%，除稅後但未扣除少數股東權益前溢利則為人民幣75,700,000元，除稅後邊際溢利增加至49.1%。本集團的除稅後邊際溢利由一九九九年的42.2%增加至二零零零年的49.1%，主要原因如下：

- 於二零零零年期間，由於本集團兩間主要附屬公司由國內有限公司被轉為外資企業而可享有若干稅務優惠。雖然於同一期間本集團的經營溢利已大幅增加而稅項支出則維持於去年水平，但該邊際利潤的增加受以下所抵銷；

- 本集團畜牧業務的邊際毛利由一九九九年的73.0%減少至二零零零年的69.6%；及

- 由於本集團的研發項目支出增加而令本集團的一般及行政開支增加。

截至二零零零年六月三十日止年度，超大現代農業於直至一九九九年十二月期間實際為佔80%權益的附屬公司及於該期間後為全資附屬公司；而超大綠色農業及超大畜牧於直至二零零零年一月期間分別實際為佔70%及60%的附屬公司，及於該期間後為全資附屬公司。因此，本集團的扣除少數股東權益後溢利為人民幣67,300,000元。

截至二零零零年九月三十日止三個月(未經審核)

截至二零零零年九月三十日止三個月，本集團的營業總額達人民幣143,700,000元。其中97.0%、2.3%及0.7%分別來自農產品，牲畜及副食品的銷售。本集團的整體毛利為人民幣106,800,000元，相當於整體邊際毛利74.3%。

於期內，本集團售出共69,459噸農產品，帶來營業總額人民幣139,300,000元。本集團的農產品業務帶來的毛利為人民幣104,200,000元，相當於邊際毛利74.8%。於二零零零年九月三十日，本集團生產基地的累積農地由於二零零零年六月三十日的1,060公頃(15,893畝)大幅增加至2,811公頃(42,138畝)。

於期內，共出售180頭布爾山羊，而本集團的牲畜業務的營業額和邊際毛利分別為人民幣3,400,000元及人民幣2,500,000元。

本集團的除税前經營溢利為人民幣92,100,000元，而除税前邊際溢利為64.1%，除税後溢利為人民幣91,300,000元，除税後邊際溢利則為63.5%。由於超大現代農業，超大綠色農業及超大畜牧於期內成為全資附屬公司，故並無將少數股東權益列賬。

物業權益

有關本集團在香港及中國的物業權益載述於本售股章程附錄三。獨立物業估值行西門(遠東)有限公司，已對本集團租用的物業進行估值，並認為本集團於二零零零年九月三十日所佔用及／或租用的物業並無商業價值。該函件全文、估值概要及估值證書載於本售股章程附錄三。

溢利預測

董事預測，根據本售股章程附錄二所載基準及假設，且如無不可預見的情況，本集團截至二零零一年六月三十日止年度的除税後但未計非經常項目的合併溢利將不少於人民幣370,000,000元。就董事所知，於截至二零零一年六月三十日止年度不會或不大可能會出現非經常項目。

基於上述溢利預測及於截至二零零一年六月三十日止年度預計將發行的股份加權平均數1,416,986,301股計算，每股股份盈利預測按加權平均基準計算將為人民幣0.261元(或0.246港元)，即相當於根據發售價1.40港元計算的加權平均市盈率5.7倍，或根據發售價1.63

港元計算的加權平均市盈率6.6倍。在此並無計及因超額配股權獲行使或根據購股權計劃可能授出的購股權獲行使而可予發行的股份或本公司根據本售股章程附錄五「分別於二零零零年十一月二十三日及二零零零年十一月二十九日通過的本公司唯一股東書面決議案」一段或本售股章程其他地方所指配發及發行或購回股份的一般授權本公司可能配發及發行或購回的股份。

基於上述溢利預測，及假設(i)本公司自二零零零年七月一日已經上市，(ii)於二零零零年七月一日的已發行股份合共有1,600,000,000股，及(iii)股份發售所得款項淨額已於二零零零年七月一日收取，並按年利率(除稅)5厘賺取由該日計至預計收取股份發售所得款項淨額之日的利息，則每股預測盈利按備考全面攤薄基準計算將為人民幣0.239元(或0.226港元)，即相當於按發售價1.40港元或人民幣0.241元(0.227港元)計算的備考全面攤薄市盈率6.2倍，或根據發售價1.63港元計算的備考全面攤薄市盈率7.2倍。在此並無計及因超額配股權獲行使或根據購股權計劃可能授出的購股權獲行使而可予發行的股份或本公司根據本售股章程附錄五「分別於二零零零年十一月二十三日及二零零零年十一月二十九日通過的本公司唯一股東書面決議案」一段或本售股章程其他地方所指配發及發行或購回股份的一般授權可能配發及發行或購回的股份。

核數師及聯席申報會計師羅兵咸永道會計師事務所及陳葉馮會計師事務所有限公司及工商東亞就溢利預測發出的函件載於本售股章程附錄二。

股息政策

本公司的全資附屬公司Timor Enterprise首次宣派截至二零零零年六月三十日止年度的股息為人民幣20,000,000元。根據當時Timor Enterprise股東的指示，Timor Enterprise應付予各股東的股息與各股東欠負Timor Enterprise的款項相抵銷。該筆欠款的產生乃根據一項合約的權益，就郭浩先生控權的一間公司所欠負Timor Enterprise的一筆人民幣20,000,000之債項按股東比例作出的撥備。Timor Enterprise並無為所宣派的股息支付現金。

董事預計，日後宣派股息、派付股息及股息額將由董事酌情決定，並將視乎(其中包括)本集團的經營業績、現金流量及財政狀況、經營及資本需求及其他有關因素而定。

董事不擬宣派截至二零零零年十二月三十一日止半年的中期股息，但擬建議宣派截至二零零一年六月三十日止整個年度的末期股息。倘若於截至二零零一年六月三十日止整個年度本公司已成為一間公眾上市公司，董事將建議宣派截至二零零一年六月三十日止整個年度的股息總額為不少於每股股份人民幣0.077元(或0.073港元)，相當於按發售價1.40港元或1.63港元計算，分別有5.2%或4.5%的備考年股息率。董事預計，日後的股息將按每半年基準派付，而中期及末期股息將分別於每年約四月份及十二月份派付。倘於任何一個財政年度擬建議宣派股息，則中期股息將約相當於預計該年度股息總額的三分之一。

經調整有形資產淨值

下列為本集團的經調整合併有形資產淨值報表，乃根據本集團於二零零零年六月三十日的合併資產淨值(列於本售股章程附錄一會計師報告)而編製，並調整如下：

	(按發售價 1.40港元計)	(按發售價 1.63港元計)
	人民幣千元	人民幣千元
本集團於二零零零年六月三十日的合併有形資產淨值	93,216	93,216
列於截至二零零零年九月三十日止三個月的管理賬目的本集團未經審核除税後合併溢利	91,332	91,332
根據公司重組將於二零零零年六月三十日股東尚未償還之長期墊支款項資本化	16,117	16,117
估計股份發售所得款項淨額(附註1)	549,000	644,000
經調整合併有形資產淨值	749,665	844,665
經調整每股股份合併有形資產淨值(附註2)	人民幣0.47元	人民幣0.53元
	或 0.44港元	或 0.50港元

附註：

(1) 估計股份發售所得款項淨額並無計及因超額配股權獲行使而可予發行的股份。

(2) 經調整每股股份合併有形資產淨值乃在作出本節所述調整後，根據預計緊隨資本化發行及股份發售完成後將發行股份合共1,600,000,000股計算。在此並無計及因超額配股權獲行使而可予發行的股份。

税項及遺產税

董事確認，本售股章程附錄五「公司重組」一段所述的公司重組並無產生本集團重大税項及遺產税(不包括香港遺產税及「法定及一般資料－遺產税、税項彌償及其他彌償保證」所述的税項彌償安排涵蓋的範圍內可能負上的任何責任)。

無重大不利變動

董事確認，自二零零零年六月三十日(即本集團最近期經審核財務報表之結算日)以來，本集團的財務或營運狀況或前景概無出現任何重大不利變動。

未來計劃

農業在中國經濟上扮演一個重要角色。以中國逾十二億的人口，食品消費已佔據中國經濟整體開支的重大部份。鑑於中國生活及消費者教育水平的不斷改善，董事相信，中國消費者對有機或綠色農產品的益處的認識將日益增加。這將對該等產品國內市場的發展有正面的影響。董事相信，高質有機及綠色農產品將具有巨大的市場潛力，並預見本集團在中國及海外的業務將具有增長的廣泛市場商機。為把握該等商機，本集團的主要發展策略為：

建立新生產基地

自一九九七年首次開始從事於農產品耕種業務以來，本集團已建立多個高度成功及具效益的生產基地，尤其是在福建省。自二零零零年七月以後，本集團在海南、江蘇、山東、遼寧、廣東及陝西省建立多個新生產基地。於二零零零年九月三十日，本集團擁有20個生產基地，合共有約2,811公頃(42,138畝)農地。本集團計劃於二零零三年前在中國的其他適當地理位置，例如安徽、浙江、四川、湖南、湖北等省份，以及重慶及北京將其農地的總面積擴大至10,000公頃(150,000畝)以上。

提升現有生產基地的設施

本集團計劃在其現有及新生產基地建立溫室設施／保護罩。該等設施將有助於控制濕度及溫度，並在成長期間保護植物不受惡劣氣候影響。該等設施的安裝可令更多種類農產品於每年大部份時間種植，並可令本集團全年維持供應廣泛種類的農產品和進一步增加其競爭能力。本集團亦將不斷改善灌溉及其現有與新生產基地的其他基建設施以進一步提高經營效率。

持續致力研發

本集團十分重視研發。透過研發，本集團成功由海外引進多種農產品品種，並將之培植至適應中國氣候以供在其生產基地種植。引進該等新品種令本集團所提供的農產品種類較中國的其他競爭對手更多及價格更具競爭力。本集團亦尋求透過研發提高其農業技術。本集團已致力於其本身研發及贊助其他學院及研究所的研發，而預期將來將持續下去。

建立全國的廣泛銷售及分銷網絡

本集團計劃透過建立更多專賣店及增加中國各大城市出售其產品的農產品批發市場的數目，例如北京、上海、大連、廣州、青島、西安、廈門及福州。該等城市現時享有快速增長的生活水平及人均可動用收入，而董事相信可為本集團提供進一步發展高質農產品銷售的理想環境。本集團計劃在未來幾年設立超過100個額外專賣店並開始在該等大城市的24個額外農產品批發市場銷售其農產品。本集團的國內銷售及分銷網絡業務版圖將擴展至中國大部份主要地區。

國內市場的市場推廣活動

董事相信，中國消費者對有機及綠色農產品有益健康的普遍認識及由此產生的需求將不斷增加，尤其是於例如北京與上海的主要城市。本集團亦計劃在中國推出一連串市場推廣活動，透過在國家及地方電視台、電台、報紙、雜誌及其他媒體的廣告促銷其「超大」農產品。本集團亦將會組織貿易講座及展覽推廣本集團農產品的益處。

海外市場的推廣活動

董事相信，公眾對有機農產品的健康及環保的認識為導致全球對有機食品需求增加的主要因素。本集團於過去一直將其農產品直接出口到香港，亦間接透過中國的貿易公司出口至其他海外市場，包括日本。本集團計劃增加對香港的出口銷售，並計劃發展向日本、南韓及新加坡的直接出口以及新市場例如馬來西亞及各歐洲國家，但有待於政府或監管部門取得批准或許可出口該等農產品。本集團亦將會在該等現有海外市場及計劃發展的海外市場推出市場推廣活動，例如透過刊登廣告、舉辦貿易講座及組織展覽以便促進本集團及其產品的知名度。

建立蔬菜及水果加工能力

本集團計劃在中國福建省福州市建立一個蔬菜及水果加工廠，生產經加工的罐頭或經包裝的本集團部份有機或綠色蔬菜及水果產品。本集團計劃於二零零一年底開始設立該廠，並於二零零二年第三季完成。該加工廠將專門使用本集團種植的農產品作為其主要的原材料。建立該廠將有助於本集團向加工的蔬菜及水果市場多元化發展，並將其農產品對市場進行更廣泛的滲透。

獲取有機或綠色食品認證

本集團在其農產品生產中採用符合有機食品發展中心制定的有機食品標準，或中國綠色食品發展中心制定的綠色食品標準的培植方法與程序。本集團已開始着手為其部份生產基地及農產品申請有機或綠色食品認證。倘獲得該認證，則可令本集團以有機或綠色農產品出售其產品，而由於該認證在中國及海外均獲認可，董事預期將可成為本集團進一步發展成為有機及綠色農產品生產商的關鍵因素。到目前為止，本集團已為其兩個生產基地及分別於該兩個生產基地培植的兩種農產品取得有機食品發展中心的有機食品認證。本集團亦為另一個生產基地及於該生產基地培植的多種農產品獲得有機食品發展中心授予有機改造認證(一種授予進行有機耕種改造過程中的生產基地的臨時認證)。

實施畜牧業務的新繁殖技術

本集團已實施胚胎移殖及激素刺激加速排卵法技術的研發，以便可在中國以更具成本效益的方式進行商業性繁殖布爾山羊。本集團擬於二零零一年年底完成該項研發。倘研發有成果，本集團可將該技術應用於其布爾山羊的繁殖。

股份發售的理由及所得款項用途

股份發售將增加本集團的資本基礎及為本集團的未來計劃提供資金。假設發售價為1.515港元(本售股章程所述發售價範圍的中間價)，則於超額配股權獲行使之前，股份發售所得款項淨額(經扣除有關費用後)估計約為563,000,000港元。本集團目前擬將所得款項淨額以如下方式運用：

- 約200,000,000港元用作於中國各地設立新的生產基地；
- 約120,000,000港元用作於本集團現有及新的生產基地設立溫室設施／保護罩；
- 約40,000,000港元用作於本集團現有及新的生產基地提升及建立灌溉及基建設施；
- 約40,000,000港元用作新產品種類及農業技術的進一步研發資金；
- 約40,000,000港元用作於中國各地設立更多零售店，及於農產品批發市場中設立零售攤位；
- 約40,000,000港元用作設立本集團蔬菜和水果加工廠，以生產罐裝及包裝蔬菜及水果；

- 約10,000,000港元用作中國國內銷售的市場推廣及促銷活動經費；
- 約10,000,000港元用作出口銷售的市場推廣及促銷活動經費；
- 約5,000,000港元用作取得本集團生產基地及產品的有機及綠色認證的申請資金；
- 約5,000,000港元用作布爾山羊繁殖業務的擴充，包括資助進一步研發及實施新繁殖技術；及
- 餘款撥作本集團的一般營運資金。

倘超額配股權獲悉數行使，並假設發售價為1.515港元(本售股章程所述發售價範圍的中間價)，本公司將可收取約88,000,000港元的額外所得款項淨額。本集團擬將該等額外所得款項淨額撥作一般營運資金。

倘股份發售所得款項淨額毋須即時撥作上述用途，董事現擬將該筆所得款項淨額存入香港財務機構作短期存款收取利息。

包銷安排及費用

包銷協議

根據包銷協議，本公司按本售股章程及有關申請表格的條款及條件，並受其限制下提呈發售(a)透過配售認購配售股份；及(b)透過公開發售認購公開發售股份。

待聯交所上市委員會於二零零一年一月四日或之前(惟不得遲於該日)批准按本售股章程所述發行及將予發行的股份上市及買賣，及符合包銷協議所載的若干其他條件後，(a)配售包銷商已個別同意認購或促使他人認購配售股份；及(b)公開發售包銷商已個別同意認購或促使他人認購公開發售股份。

終止理由

倘緊接股份於聯交所開始買賣日期前一個營業日(預期為二零零零年十二月十四日，並假設股份將於二零零零年十二月十五日於聯交所開始買賣)上午九時正前發生下述任何事件，則包銷商認購或促使他人認購發售股份的責任可予終止，惟工商東亞(代表其本身及代表包銷商)須以書面通知本公司終止包銷協議：

1. 倘工商東亞(代表其本身及代表包銷商)知悉

   (A) 本售股章程所載的任何陳述於發表時在各重大方面均為或已變成失實、不正確或誤導；或

   (B) 於緊隨本售股章程刊行日期前發生或獲發現的任何事宜構成重大遺漏；或

   (C) 擔保人在本售股章程作出的擔保遭重大違反；或

   (D) 包銷協議立約方(包銷商除外)之任何應負責任遭到任何重大違反；或

   (E) 本集團任何成員公司的業務、財政或經營狀況出現任何重大不利改變；或

2. 倘以下事件發生、出現或生效：

   (A) 在包銷商可合理控制範圍以外之事件或連串事件(包括但不限於政府措施、罷工、停工、火災、爆炸、水災、暴亂、戰爭、天災或交通意外或中斷或延誤)；或

(B) 地方或國際、金融、經濟、政治、軍事、工業、財政、監管或市場條件之任何變動(包括聯交所禁制、暫停證券買賣或對證券買賣施加重大限制);或

(C) 開曼群島、中國、香港或與本集團或其任何成員公司有關司法權區之任何新法例或法規,或現有法例或法規之變動(不論是否成為一系列變動的一部份)或任何法庭或其他主管機關對法例或法規之詮釋或應用有任何變動;或

(D) 美國或歐盟(或其任何成員國)直接或間接以任何形式對開曼群島、中國、香港或本集團或其任何成員公司有關司法權區實施經濟制裁;或

(E) 開曼群島、中國、香港或其他與本集團或其成員公司有關的任何司法權區之稅制或外滙管制(或實施任何外滙管制)之預期變動或事態發展;或

(F) 除非另有説明,本集團任何成員公司面臨可令或可合理地令本集團須負擔整體上對本集團而言屬重大的責任的任何第三者提出之任何訴訟或索償;

而於各情況下,工商東亞單方面(代表其本身及代表包銷商)認為:

(i) 現時或將會或可能會對本集團的業務、財政或其他狀況或前景整體上造成重大不利影響或倘於開曼群島、中國、香港或與本集團或其任何成員公司有關的任何其他司法權區地區可能出現會影響稅制或外滙管制(或實施任何外滙管制)的變動或事態發展,將會或可能會引致本公司任何現有股東或未來股東身份有重大不利變動;或

(ii) 已經或將會或可能會對成功股份發售或發售股份的認購造成重大不利影響;或

(iii) 不宜或不適合進行股份發售;

則工商東亞(代表包銷商)可於書面通知本公司後,即時終止包銷協議。

承諾

郭浩先生及趙娜麗女士(作為控股股東)已個別向本公司及包銷商承諾:

(a) 其將遵守上市規則關於其或代表其本身的任何登記持有人出售根據本售股章程所示為其實益擁有的任何股份或本公司其他證券的規定;

(b) 除本售股章程所披露者外，其或其任何聯繫人或其所控制的公司現時概不擬出售根據本售股章程所示其為實益擁有人（或持有任何權益）的任何股份或本公司其他證券；

(c) 在未經工商東亞（代表包銷商）之書面同意前（惟除非根據「股份發售的架構」一節中「穩定市場措施」所述的借股安排），其不會及將促使其聯繫人或其所控制的公司或代其持有股份之任何代名人或受託人不會出售根據本售股章程所示其實益擁有之任何股份或當中之任何直接或間接權益：

(i) 於股份在聯交所開始買賣之日起計首六個月期間（「首六個月」）；及

(ii) 於首六個月屆滿之日起計第二個六個月期間（「第二個六個月」），倘出售任何該等股份，控股股東於整體上不再成為本公司的控股股東（定義見上市規則）；及

(d) 其將採取所有合理的措施以確保在第二個六個月期間，任何股份出售均不會造成擾亂市場秩序或假市。

Kailey及各控股股東已進一步向本公司及聯交所作出承諾，由本公司開始在聯交所買賣的日期起12個月期間內：

(i) 當其將所實益擁有的股份質押或抵押，隨即以書面將該質押或抵押，連同被質押或抵押的股份數目，通知本公司；及

(ii) 當其接獲承押人或承押記人的示意（不論是口頭或書面）表示由其質押或抵押的股份將被售出，便須立即通知本公司該項出售示意。

葉志明先生、張衛新先生及吳文種先生已個別向本公司及包銷商承諾：

(a) 其將不會，亦促使其聯繫人及由其控制的任何公司或任何代理人或持有其中任何人士信託的受託人，於首六個月期間於獲得工商東亞（代表包銷商）書面同意前及依照上市規則的規定，不會出售根據本售股章程所示其為實益擁有人的任何股份或任何所持權益（包括於直接或透過其他公司持有任何股份的任何公司的任何權益）；

(b) 其將採取一切合理步驟，以確保於第二個六個月期間出售該等股份不會造成擾亂市場秩序或假市；及

(e) 其將會，亦促使其聯繫人及由其控制的任何公司或任何代理人或持有其中任何人士信託的受託人會在彼等或任何股份登記持有人(於本售股章程被列為股份實益擁有人)出售股份時遵守上市規則的所有限制及規定。

本公司已向包銷商承諾，在取得到工商東亞(代表包銷商)的書面同意前，本公司將不會於首六個月期間內配發或發行或同意配發或發行任何股份或本公司任何其他證券(包括認股權證或其他可換股證券)或授出或同意授出任何股份或本公司其他證券的購股權或供股權，或訂立任何引致股份擁有權全部或部份轉移的經濟後果的換股或其他安排，或同意進行上述任何一項或宣佈將予以進行(根據本售股章程所披露的股份發售、資本化發行及購股權計劃除外)。

佣金及開支

包銷商將按全部發售股份(包括根據超額配股權獲行使將予發行的任何股份)之總發售價之2.5%收取佣金。此外，工商東亞身為股份發售的保薦人，將收取顧問及文件費。該筆費用及佣金，連同聯交所上市費用、聯交所交易徵費、法律及其他專業費用、印刷費及其他有關股份發售的開支估計合共約43,000,000港元(假設發售價為1.515港元(即本售股章程所述中間價)及超額配股權未獲行使)。

包銷商於本公司的權益

除本售股章程所披露及包銷協議所列明者外，包銷商概無擁有本集團任何成員公司股權或可認購或提名他人認購本集團任何成員公司的證券的權利(不論法律上可否執行)。

申請時應付的價格

發售價不會超過每股1.63港元，並預計不會少於每股1.40港元。根據公開發售提出認購的申請人於申請時應支付每股公開發售股份最高價格1.63港元，另加經紀佣金1%及聯交所交易徵費0.01%，即每手完整買賣單位2,000股股份合共約3,292.93港元。

釐定發售價

配售包銷商將收集有意投資者對認購配售股份的踴躍程度意向。有意投資者須列明彼等以不同價格或特定價格購入的配售股份數目。此過程稱為「累計投標」過程，預期將持續至二零零零年十二月八日或相近日子為止。

發售價預期將由工商東亞（代表包銷商）與本公司於二零零零年十二月九日下午五時正或之前，或於工商東亞（代表包銷商）與本公司同意的較後日期釐定，惟於任何情況下不得遲於二零零零年十二月十四日下午五時正。**倘工商東亞（代表包銷商）與本公司未能於二零零零年十二月十四日下午五時正就發售價達成協議，則股份發售不會進行。**

倘根據有意投資者於累計投標過程中所顯示的踴躍程度，工商東亞（代表包銷商，並在本公司的同意下）認為情況適當，則指示性發售價範圍可能會減至低於本售股章程所述者。**有意投資者應留意，最後發售價可能但預計不會低於本售股章程所示的指示性發售價範圍。倘按下文所述方式釐定的最後發售價低於最高價1.63港元，則多餘申請款項的適當退款（包括經紀佣金及聯交所交易徵費）將會不計利息退回予成功申請人。詳情載於本售股章程「如何申請認購公開發售股份」一節。**

有意投資者亦應留意，於二零零零年十二月九日下午五時正前，或於工商東亞（代表包銷商）及本公司可能同意的較後日期，惟於任何情況下不得遲於二零零零年十二月十四日下午五時正，指示性發售價範圍可能會減至低於本售股章程所述者。於該情況下，本公司將於作出減價決定後的盡快可行情況下，但無論如何最遲於公開發售遞交申請的最後一日當日早上促使在南華早報（以英文）及香港經濟日報（以中文）上刊登削減發售價範圍的通告。**申請人應考慮以下的可能性，於公開發售遞交申請的最後一日（預期為二零零零年十二月八日）前不會刊登有關削減指示性發售價範圍的任何公佈。**該份通告亦會包括確認或修改（如適用）本公司現時的營運資金、發售統計數字（按現時本售股章程「概要」一段所載）及可能因減價而改動的任何其他財務資料。**根據公開發售提出認購的申請人謹請留意，申請一旦提交，即使削減發售價範圍，亦不可撤回申請。除非負責本售股章程的人士根據公司條例第**

40條，於接受申請時間(預期為二零零零年十二月八日)後的第五天(不包括星期六、星期日或香港公眾假期)之前發表公眾通告，限制該名人士對本售股章程的責任，則在該情況下申請可於上述第五天之前撤回。

股份發售的條件

發售股份的所有申請須待下列條件達成後，方可作實：

(a) **上市**

聯交所上市委員會批准本售股章程及申請表格所述的已發行及將發行股份在聯交所上市及買賣；及

(b) **包銷協議**

於包銷協議指定的日期，即二零零零年十二月九日下午五時正或之前，或工商東亞(代表包銷商)與本公司同意的較後時間，但於任何情況下不得遲於二零零零年十二月十四日下午五時正，包銷協議成為無條件，且並無予以終止，惟以上須於股份首次開始在聯交所買賣日期前一個營業日(預期為二零零零年十二月十四日，假設股份將於二零零零年十二月十五日於聯交所開始買賣)上午九時正之前達成。包銷協議詳情、其條件及終止理由載於本售股章程「包銷」一節。

倘工商東亞(代表包銷商)與本公司無法於二零零零年十二月十四日下午五時正就發售價達成協議，則股份發售將不會進行。

倘上述條件未能於上述指定時間及日期前達成或獲豁免，股份發售將告失效而本公司將立即知會聯交所。本公司將於該失效後翌日在南華早報(以英文)及香港經濟日報(以中文)刊登股份發售失效的通告。由於出現上述情況，所有申請款項將不計利息按申請表格附註之「閣下申請的條件－退回　閣下的款項」所載條款退還。

於此期間，　閣下的款項將存放於收款銀行或香港持牌的其他銀行一個或以上的獨立銀行賬戶。

股份發售

股份發售包括配售及公開發售，總數達400,000,000股發售股份將根據股份發售初步提呈供認購，佔本公司緊隨資本化發行及股份發售完成後經擴大股本25.0%，但未計及超額配

股權的行使。倘超額配股權獲悉數行使，則發售股份將佔本公司緊隨資本化發行、股份發售及行使超額配股權完成後經擴大股本約27.7%。有關超額配股權進一步資料載於下文「超額配股權」一段。

股份發售由工商東亞保薦及牽頭經辦。配售由配售包銷商全數包銷而公開發售由公開發售包銷商全數包銷，惟須受包銷協議有關價格協議及其他條款與條件的規限，總數360,000,000股發售股份將根據配售按發售價有條件配售予專業、機構及私人投資者，而其餘的40,000,000股發售股份將根據公開發售按發售價提呈供香港公眾人士認購(可按下文「公開發售」所述基準予以重新分配)。投資者可根據公開發售申請認購公開發售股份或表示有認購配售下的配售股份，但不可同時提出兩項申請。

公開發售為向香港公眾人士以及機構及專業投資者開放。

公開發售

根據公開發售，本公司初步提呈40,000,000股發售股份以供認購，佔根據股份發售初步提呈發售股份總數約10.0%(假設超額配股權不獲行使)，可按發售價於香港透過公開發售以供認購，公開發售的申請人在申請時須繳付每股1.63港元的最高發售價，另加每股應佔經紀佣金及聯交所交易徵費。詳情載於本售股章程「如何申請認購公開發售股份」一節。

公開發售及配售之間的發售股份分配可按以下方式予以調整：

(a) 倘若根據公開發售提出的有效申請認購股份數目相當於根據公開發售初步提呈以供認購的股份數目15倍或以上但少於50倍，則將從配售重新分配若干數目的股份至公開發售，令根據公開發售股份總數將合共為120,000,000股，佔根據股份發售供提呈認購股份約30.0%(假設超額配股權不獲行使)；

(b) 倘若根據公開發售提出的有效申請認購股份數目相當於根據公開發售初步提呈以供認購的股份數目50倍或以上但少於100倍，則將從配售重新分配若干數目的股份至公開發售，令根據公開發售股份總數將合共為160,000,000股，佔根據股份發售供提呈認購股份約40.0%(假設超額配股權不獲行使)；及

(c) 倘若根據公開發售提出的有效申請認購股份數目相當於根據公開發售初步提呈以供認購的股份數目100倍或以上，則將從配售重新分配若干數目的股份至公開發售，令根據公開發售股份總數將合共為200,000,000股，佔根據股份發售供提呈認購股份約50.0%（假設超額配股權不獲行使）。

倘公開發售股份未獲得全數認購，工商東亞（代表包銷商）有權將原本屬於公開發售的全部或任何未獲認購的公開發售股份按其認為適當的比例重新分配至配售。

公開發售股份（經計及上文所指配售及公開發售之間發售股份的任何調整），將平分為甲組及乙組以供分配。甲組的公開發售股份將不少於20,000,000股及將按公平基準僅分配予申購5,000,000港元或以下（不包括應付的經紀佣金及聯交所交易徵費）公開發售股份的成功申請人。乙組的公開發售股份將不少於20,000,000股及將按公平基準僅分配予申購5,000,000港元或以上（不包括應付的經紀佣金及聯交所交易徵費）公開發售股份的成功申請人。　閣下應留意，甲組的申請與乙組的申請可能獲得不同比例的分配。倘其中一組的公開發售股份（但並非兩組）認購不足，多出的公開發售股份將轉撥至另一組以滿足另一組的需求及予以分配。　閣下只會獲分配其中一組的公開發售股份，而不會同時獲分配兩組的公開發售股份，因此只可在甲乙兩組其中一組申請認購公開發售股份。此外，於任何一組的重複申請將不受理。任何認購超過原先分配予各組的公開發售股份總數的申請亦將不受理。根據公開發售，每位申請人必須在呈交的申請表格上作出承諾及確認，其本身或所代表任何人士權益作出申請並無表示及將不會表示有意申購配售下的任何配售份，而倘該承諾及／或確認被違反及／或不真確（視乎情況而定），則該等申請人的申請可能不予受理。本公司及工商東亞可全權拒絕或接受任何申請，或接受任何申請的一部份。

公開發售的超額認購

根據公開發售分配予投資者的公開發售股份僅取決於所接獲的有效申請數目。分配基準可能視乎每位申請人有效申請的公開發售股份數目而有所不同，惟必須嚴格按比例分配。然而，此可能涉及抽籤形式，即部份申請可能較其他申請相同數目公開發售股份的申請人獲配較多公開發售股份，而未能中籤的申請人可能不會獲配任何公開發售股份。

配售

根據配售，本公司初步以私人配售方式提呈360,000,000股發售股份，佔根據股份發售初步提呈以供認購的股份總數約90.0%（假設超額配售股權不獲行使）供認購及購買。倘公開發售未獲得全數認購或購買，其未獲認購或購買股份將如上文「公開發售」一段所述重新分配至配售。

預期配售包銷商或由其（代表本公司）提名的銷售代理將有條件按發售價將配售股份配售予專業、機構及其他投資者。該等專業、機構及其他投資者一般包括日常業務涉及買賣股份與其他證券的經紀、證券商及公司（包括基金經理）以及定期投資於股份與其他證券的公司實體。配售股份將不會分配予個人零售投資者，彼等應認購或購買根據公開發售的股份並透過銀行及其他機構提出申請。

配售乃按與上文「股份發售的條件」一段所述相同的條件。根據配售將予配發及發行的配售股份總數可能因上文「公開發售」一段所述的撥回安排、超額配股權的行使及原本屬於公開發售的未獲認購或未獲購買股份的任何重新分配而改變。

根據配售分配予投資者的配售股份將會受配售包銷商執行的「累計投標」過程影響。根據配售的配售股份最後分配乃基於若干因素，包括需求的程度及時間性，以及有關投資者預期於股份在聯交所上市後會否進一步購買及／或持有或出售其配售股份。該等分配一般為擬按可導致建立一個廣濶股東基礎以符合本公司及股東整體利益的基準分配發售股份。

倘若　閣下為一名專業及機構投資者，　閣下可申請認購根據公開發售的發售股份或接受根據配售的發售股份。然而，　閣下將僅會獲得根據公開發售或配售其中之一的發售股份，而非可兩者皆得。

超額配股權

就股份發售而言，本公司已授予工商東亞超額配股權，可於本售股章程刊行日期後30天內任何時間行使超額配股權。根據超額配股權，工商東亞可要求本公司發行最多合共60,000,000股額外股份（佔根據股份發售初步提呈可供認購的發售股份15.0%）以補足配售的超額配發（如有）。工商東亞亦可透過（其中包括）根據法例所許可，在第二市場購買股份或透過向股份持有人的借股安排及行使超額配股權或兼用上述各項方法，以補足該超額配發。在第二市場進行的購買，將符合所有適用法例、規則及條例。若超額配股權獲悉數行使，該60,000,000股額外股份將佔本公司於緊隨資本化發行、股份發售及超額配股權行使完成後經擴大股本約3.6%。

穩定市場措施

就股份發售而言，工商東亞可超額配發最多合共60,000,000股額外股份，並於本售股章程刊行日期後30天內透過行使超額配股權補足該超額配發，或透過在第二市場以不超逾發售價的價格購買股份或透過借股安排或兼用上述各項方法，以補足該超額配發。任何該等購買將符合所有適用法例及監管規定。可供超額配發的股份數目，將不超過在超額配股權獲行使而可能發行的股份數目，即根據股份發售初步可供認購的股份10%。

其中，根據工商東亞與Kailey訂立的一項借股協議，為補足上述超額配發，工商東亞可向Kailey借入多達60,000,000股股份，相當於倘超額配股權獲悉數行使時可供認購的最高股份數目。**由於為本公司提出申請，聯交所已授予本公司毋須嚴格遵守上市規則第10.07(1)條(即限制控股股東於新上市後出售股份)的豁免，使Kailey可訂立上述借股協議及執行其責任，惟須符合以下條件：**

- 上述與Kailey訂立的借股協議只可由工商東亞進行以補足配售中的超額配發；
- 可向Kailey借入的最高股份數目，將限於超額配股權獲行使時可能發行的最高股份數目；
- 所借的股份，必須不遲於(i)超額配股權可行使的最後一日行使超額配股權而可能發行的本公司股份或(ii)超額配股權獲悉數行使的日期，及有關超額配發股份已發行(取較早者)的五個營業日內以相同數目歸還Kailey。

這項借股協議將在符合一切適用法例及規則的情形下進行。工商東亞向Kailey借股將不會支付任何款項。

就股份發售而言，工商東亞亦可進行交易，以穩定或維持股份市價高於在公開市場上原先的水平。該等交易可在所有獲允許進行該等交易的司法權區進行，並須在所有情況下遵守所有適用法例及監管規定。該等穩定市場措施於開始後，可隨時終止。

穩定市場乃包銷商在某些市場為促銷證券而採取的一種做法。包銷商可於指定期間在第二市場競價或購買新發行的證券，以減慢並在可行情況下阻止該等證券的初步發售價下跌，以達到穩定價格目的。

穩定市場措施在香港的證券分銷中並不普遍，倘穩定措施的進行與股份的分銷有關，則須按工商東亞的指示及由其全權負責進行。在香港，該等穩定市場活動只限於包銷商純為補足配售的超額配發而在第二市場真正購入股份。在第二市場購買股份的價格不得高於發售價。證券條例的有關規定禁止在若干情況下，以掛鈎或穩定證券價格的方式操控市場。

應使用的申請表格

倘　閣下欲以本身名義登記獲配發的發售新股股份，請以**白色**申請表格申請。

倘　閣下欲以香港中央結算(代理人)有限公司的名義登記獲配發的公開發售股份，並直接存入中央結算系統，以記存於　閣下的投資者戶口持有人股份賬戶或　閣下指定的中央結算系統參與者股份賬戶內，請以**黃色**申請表格申請。

附註：除上市規則允許的情況外，本公司現有股份實益擁有人或董事或主要行政人員或彼等任何聯繫人士均不可認購發售股份。

索取認購申請表格地點

閣下可於下列地址索取**白色**申請表格及售股章程：

聯交所任何參與者

或

工商東亞融資有限公司
香港
中環康樂廣場1號
怡和大廈42樓

中銀國際亞洲有限公司
香港
花園道1號
中銀大廈35樓

東亞銀行有限公司
香港
德輔道中10號
東亞銀行大廈8樓

加拿大怡東融資有限公司
香港
皇后大道中2號
長江集團中心20樓2001室

嘉華金融有限公司
香港
皇后大道中99號
中環中心63樓6310-6312室

凱基證券亞洲有限公司
香港
花園道3號
亞太金融大廈27樓

中銀萬國融資(香港)有限公司
香港
花園道3號
萬國寶通廣場
萬國寶通銀行大廈28樓

新鴻基國際有限公司
香港
金鐘道88號
大古廣場第一座12樓

大福證券有限公司
香港
中環皇后大道中16-18號
新世界大廈25樓

或渣打銀行及中國工商銀行下列任何一間分行：

分行名稱	地址
渣打銀行	
港島：	
置地廣場分行	皇后大道中15號置地廣場
德輔道分行	德輔道中4－4A號渣打銀行大廈
中保集團大廈分行	德輔道中141號中保集團大廈地下B號商舖
禮頓中心分行	銅鑼灣禮頓道77號禮頓中心地下上層12－16號舖
太古坊分行	鰂魚涌英皇道969號地下
北角中心分行	北角英皇道284號
九龍：	
旺角銀行中心分行	旺角彌敦道630－636號銀行中心
尖沙咀分行	尖沙咀加連威老道10號
長沙灣分行	長沙灣長沙灣道828號
觀塘分行	觀塘輔仁街88－90號
新界：	
荃灣分行	荃灣沙咀道263號英皇娛樂廣場地庫第一層
中國工商銀行(亞洲)有限公司	
港島：	
中環分行	香港皇后大道中122-126號工銀大廈
上環分行	香港干諾道中152-154號
灣仔分行	香港灣仔軒尼詩道117-123號
銅鑼灣分行	香港銅鑼灣高士威道8號
九龍：	
尖沙咀分行	九龍漆咸道33-35號
旺角分行	九龍彌敦道777號
深水埗分行	九龍荔枝角道302-304號
新界：	
葵涌分行	新界葵涌和宜合道63號麗晶中心A座地下G02

閣下可前往下列地址索取**黃色**申請表格及售股章程：

香港結算服務櫃檯
香港
德輔道中199號
維德廣場2樓

香港結算投資者服務中心
香港
鰂魚涌海灣街1號
華懋交易廣場1901室

或可向　閣下的股票經紀索取表格。

如何填寫申請表格

每張申請表格均印備詳細的指示。　閣下務請小心細閱該等指示。倘　閣下未能按該等指示填妥申請表格，　閣下的申請可能不予受理。

倘　閣下的申請經由正式授權的代理人辦理，本公司及工商東亞作為其代理人可在彼等認為適合的條件（包括取得　閣下之代理人的授權證明文件）履行後，酌情接納認購申請。

為使**黃色**申請表格生效：

(a) **倘　閣下透過指定的中央結算系統參與者（不包括中央結算系統投資者戶口持有人）提出申請，則：**

(i) 指定的中央結算系統參與者或其授權簽署人須在適當方格內簽署；及

(ii) 指定的中央結算系統參與者須在表格上以公司印章（刻有其公司名稱）確認，並在適當方格內填上其參與者編號。

(b) **倘　閣下以個人中央結算系統投資者戶口持有人名義提出申請，則：**

(i) 必須在申請表格上填上中央結算系統投資者戶口持有人的全名及香港身份證號碼；及

(ii) 中央結算系統投資者戶口持有人須在申請表格上適當方格內填上參與者編號並簽署。

(c) **倘　閣下以聯名中央結算系統投資者戶口持有人名義提出申請，則：**

(i) 須在申請表格上填上全部聯名中央結算系統投資者戶口持有人的姓名，及（其中）至少一名聯名中央結算系統投資者戶口持有人的香港身份證號碼；及

(ii) 須在適當方格內填上 閣下的中央結算系統投資者戶口持有人的參與者編號，並由中央結算系統投資者戶口持有人股份賬戶的授權簽署人(可能多於一位)簽署。

(d) **倘 閣下以公司中央結算系統投資者戶口持有人名義提出申請，則：**

(i) 須在申請表格上填上中央結算系統投資者戶口持有人公司的名稱及香港商業登記證號碼；及

(ii) 必須由中央結算系統投資者戶口持有人的股份賬戶授權簽署人簽署，並在適當方格內填上中央結算系統投資者戶口持有人參與者編號及蓋上印有公司名稱的印章。

(e) 簽署、簽署人數目及印章式樣(倘適用)須與香港結算保存的記錄一致。倘中央結算系統參與者的詳細資料不正確或不完整，或倘授權簽署人(如適用)的資料有所遺漏或不足，均可導致有關申請無效。

代理人如欲以彼等名義代表不同擁有人分別提交申請，必須在每一份申請表格上「供代理人填寫」的方格內註明各實益擁有人賬戶號碼識別編號，或倘為聯名實益擁有人，則註明各聯名實益擁有人賬戶號碼或其他識別編號。

閣下可作出申請的次數

閣下僅可於下列一種情況下提交超過一份認購公開發售新股股份的申請表格。倘 閣下為**代理人**， 閣下可以本身名義代表不同擁有人提交超過一份申請表格。謹請在申請表格上註明「供代理人填寫」的方格內註明每名實益擁有人的：

- 賬戶號碼；或
- 其他識別編碼。

若 閣下未能提供該等資料，有關申請將被視為 閣下的利益而提交。

除此以外，重複申請將不予受理。

填妥及遞交申請表格將代表有關條款及條件成立，即 閣下：

- (如申請是為 閣下本身利益提出)**保證**此為以 閣下之利益而以**白色**或**黃色**申請表格提交之唯一申請；
- (如 閣下是他人之代理)**保證**經向該人士作出合理查詢後，此乃為以該位人士之利益而以**白色**或**黃色**申請表格提交之唯一申請，而 閣下已獲正式授權，以該位人士之代理人身份簽署本表格。

除上文所指外，倘　閣下或　閣下及／或聯名申請人作出以下任何一項行為，則　閣下**所有**申請可能被視為重複申請而不獲受理：

- 以**白色**或**黃色**申請表格提交超過一份認購申請公開發售股份；或
- 以**白色**或**黃色**申請表格申購超過於甲組或乙組初步提呈供公眾人士認購的公開發售股份的100%。

倘以　閣下利益而提交的申請超過一份，則　閣下**所有**申請亦會被視為重複申請而不獲受理。倘若申請人為非上市公司，而

- 該公司只從事證券買賣；及
- 閣下於該公司可行使法定控制權，

則該項申請將視作為　閣下本身的利益提交。

*非上市公司*指其股本證券並無於聯交所上市的公司。

*法定控制權*指　閣下：

- 控制該公司董事局的組成；或
- 控制該公司超過半數投票權；或
- 持有該公司超過半數已發行股本(不計入該股本中無權就分派溢利或資本而分享某個指定數額之某個部份之股本)。

公開發售股份的價格

公開發售股份的最高發售價為每股股份1.63港元。　閣下同時亦須支付1%的經紀佣金及0.01%的聯交所交易徵費。股份的建議買賣單位為每手2,000股。因此，即每申請2,000股發售新股股份　閣下共須繳付3,292.93港元。申請表格備有附表顯示申請公開發售股份若干倍數的實際應繳付款項。

閣下必須於申請認購公開發售股份時繳足發售價、經紀佣金及聯交所交易徵費。

倘　閣下之申請經已獲接納，經紀佣金將付予聯交所參與者，而交易徵費則付予聯交所。

倘若發售價最後訂為少於每股公開發售股份1.63港元，適當退款(包括多餘申請款項應佔經紀佣金及聯交所交易徵費)將不計利息退回成功申請人。退款步驟詳情載於本售股章程於下文的「領取／寄發股票及／或退款支票及將股票寄存於中央結算系統」一段。

申請認購公開發售股份的時間

申請人必須於二零零零年十二月八日中午十二時正前將填妥的申請表格，連同應付款項交回；倘未能於該日辦理認購申請登記，則延至開始登記日期後下一個營業日中午十二時正截止。

閣下必須將填妥的申請表格，連同應付款項，於下列時間投入本售股章程「如何申請認購公開發售股份－索取認購申請表格地點」一段所列之收款銀行任何一間分行的特備收集箱內：

二零零零年十二月五日星期二	－	上午九時正至下午四時正
二零零零年十二月六日星期三	－	上午九時正至下午四時正
二零零零年十二月七日星期四	－	上午九時正至下午四時正
二零零零年十二月八日星期五	－	上午九時正至中午十二時正

認購申請將於二零零零年十二月八日星期五上午十一時四十五分開始登記，並於同日中午十二時正截止。

惡劣天氣對開始登記認購申請的影響

倘香港於二零零零年十二月八日上午九時至中午十二時正之間任何時候懸掛：

- 八號或以上熱帶氣旋警告，或
- 「黑色」暴雨警告

則不會登記認購申請，而會延至下一個營業日(香港於該日上午九時至中午十二時正之間任何時候並無懸掛上述警告)上午十一時四十五分開始登記，並於同日中午十二時正截止。

營業日指在香港的星期六、星期日或公眾假期以外日子。

閣下不獲分配公開發售股份的情況

不獲分配公開發售股份的情況已詳列於申請表格隨附的附註內，　閣下務請小心細閱。　閣下務須特別留意下列兩種不獲分配公開發售股份的情況：

- **倘　閣下撤銷認購申請：**

  閣下於認購申請開始接受登記後第五日(就此而言，不包括香港任何星期六、星期日或公眾假期)前不得撤回　閣下的認購申請，除非根據公司條例第40條須對本售股章程負責任的人士，根據該條就豁免或限制其對本售股章程所負之責任作出一則公告的情況則另作別論。

  認購申請一經接納，即不得撤回。

- **倘分配公開發售股份已作廢：**

倘聯交所上市委員會並未於下列期限內批准股份上市，則公開發售股份的分配將會作廢：

- 登記認購申請截止後三個星期內；或
- 如聯交所上市委員會在登記認購申請截止後三個星期內通知本公司該延長有關期限，則最長在登記認購申請截止後六個星期。

公佈結果

本公司預期於二零零零年十二月十三日星期三或之前，在南華早報(以英文)和香港經濟日報(以中文)公佈最後發售價、配售反應程度、配發基準、公開發售的申請結果及成功申請人之香港身份證號碼／護照號碼／香港商業登記證號碼。

領取／寄發股票及／或退款支票及將股票寄存於中央結算系統

本公司不會發出臨時所有權憑證，亦不會就已付申請股款發出收據。

白色申請表格：

倘　閣下已申請500,000股或以上公開發售股份，並已在申請表格上表明擬親身領取股票及／或退款支票(如有)，可在本公司於報章上公佈寄發股票及／或退款支票之日期上午九時正至下午一時正，親身前往以下地點領取：

雅柏勤證券登記有限公司
香港中環
太子大廈2401室

領取日期預期為二零零零年十二月十四日星期四。

倘　閣下為獨立人士選擇親身領取，　閣下絕對不可授權任何其他人士代表　閣下領取有關退款支票及股票。倘為公司申請人並選擇親身領取，　閣下必須由　閣下的法定代表，並攜同附有公司印鑑的公司授權文件出席。獨立人士及法定代表(如適用)均須於領取有關退款支票及股票時出示香港雅柏勤證券登記有限公司接納的證明文件。倘　閣下不在規定限期內領取　閣下的股票及退款支票(如有)，上述股票及支票將於二零零零年十二月十四日星期四下午一時正之後稍後時間以普通郵遞按申請表格的地址寄發予　閣下，郵誤風險概由　閣下承擔。

倘　閣下已申請500,000股以上公開發售股份但未於申請表格上表明　閣下欲親身領取　閣下的股票及／或退款支票（倘有）；或倘　閣下已申請500,000股以下開發售股份；或倘　閣下的申請被拒絕受理、不被接受或僅獲部份接受，或倘發售價最後訂於每股少於申請時已繳付的最初價格（不包括有關經紀佣金及聯交所交易徵費）；或倘公開發售的條件並無按本售股章程「股份發售的架構－股份發售的條件」一段達成，或倘任何申請被撤回或任何有關分配變為失效，則　閣下的股票及／或申請股款的退款支票（如有），或其適當部份，連同有關經紀佣金及聯交所交易徵費（如有），將不計利息於二零零零年十二月十四日星期四或之前以普通郵遞按　閣下申請表格的地址寄發予　閣下，郵誤風險概由　閣下承擔。

黃色申請表格：

閣下的股票將以香港中央結算（代理人）有限公司名義發出，並於二零零零年十二月十四日星期四辦公時間結束時，或於緊急情況下，由香港結算或香港中央結算（代理人）有限公司所定的任何其他日期，按　閣下的指示，存入中央結算系統，以記存於　閣下的投資者戶口持有人股份賬戶或　閣下指定的中央結算系統參與者股份賬戶內。

黃色申請表格退款支票的領取步驟與上文「**白色**申請表格」所述**白色**申請表格退款支票的領取步驟相同。

倘　閣下透過指定的中央結算系統參與者（投資者戶口持有人除外）申請：

- 就記存於　閣下指定的中央結算系統參與者（投資者戶口持有人除外）的股份賬戶的公開發售股份而言，閣下可向該中央結算系統參與者查證　閣下所獲配發的公開發售股份數目。

倘　閣下以投資者戶口持有人的身份申請：

- 本公司預期將在二零零零年十二月十三日星期三於南華早報（以英文）及香港經濟日報（以中文）公佈投資者戶口持有人的認購申請及公開發售的結果。　閣下務請查閱本公司作出的公佈，倘發現有任何差誤，必須於二零零零年十二月十四日星期四中午十二時正前或由香港結算或香港中央結算（代理人）有限公司指定之任何其他日期向香港結算呈報。於二零零零年十二月十五日星期五（公開發售股份記存於　閣下之股份賬戶翌日），　閣下可透過「結算通」電話系統（根據香港結算的「投資者戶口持有人操作簡介」所載當時生效的程序）查詢　閣下賬戶最新結餘。香港結算同時亦會將一份列明經已存入　閣下股份賬戶的公開發售股份數目的活動結單寄發予閣下。

股份開始買賣

預期股份將於二零零零年十二月十五日星期五開始於聯交所買賣。股份買賣單位為每手2,000股。股份於聯交所之代號為682。

股份獲納入中央結算系統

倘聯交所批准股份上市及買賣及本公司符合香港結算股份收納的規定，股份將獲香港結算接納為合資格證券，自其開始在聯交所買賣當日或由香港結算所指定的其他日期起，可於中央結算系統內寄存、結算及交收。聯交所參與者間交易的交收須於任何交易日後第二個營業日在中央結算系統內進行。

所有中央結算系統服務均須依據其當時有效之一般規則及運作程序規則進行。

本公司已就股份作出所有必須的安排，令股份得以納入中央結算系統內。

以下為本公司申報會計師羅兵咸永道會計師事務所(執業會計師)及陳葉馮會計師事務所有限公司(執業會計師)編製的報告全文，以轉載於本售股章程。

PRICEWATERHOUSECOOPERS
羅兵咸永道會計師事務所

Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants
陳葉馮會計師事務所有限公司

羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

陳葉馮會計師事務所有限公司
執業會計師
香港銅鑼灣軒尼詩道500號
興利中心37樓

敬啓者：

以下為我們就超大現代農業(控股)有限公司(「貴公司」)與其附屬公司(「貴集團」)截至一九九八年、一九九九年及二零零零年六月三十日止三個年度(「有關期間」)各年的財務資料所編製的報告，以便收錄於 貴公司於二零零零年十二月五日刊發有關提呈首次公開發售的售股章程(「售股章程」)內。

貴公司根據開曼群島公司法(二零零零年修訂版)於二零零零年八月二十四日在開曼群島成立為獲豁免有限公司。根據於本售股章程附錄五「公司重組」一節內更詳細說明並於二零零零年十二月一日完成的集團重組(「重組」)， 貴公司成為下文所載各附屬公司的最終控股公司。

於本報告日期， 貴公司擁有下列附屬公司的直接及間接權益。該等公司均為私人公司，或如在香港以外地區註冊成立或設立，則其性質與於香港註冊成立的私人公司大致相同：

公司	註冊成立日期及註冊／營運地點	法定地位	已發行／註冊及已繳股本資料	應佔股本權益	主要業務
福州超大現代農業發展有限公司(「超大現代農業」)	一九九四年十二月一日於中華人民共和國(「中國」)註冊成立及營運	外商獨資企業	6,000,000港元	100%	農產品種植及銷售

公司	註冊成立日期及註冊／營運地點	法定地位	已發行／註冊及已繳股本資料	應佔股本權益	主要業務
福建超大綠色農業發展有限公司（「超大綠色農業」）	一九九九年一月十四日於中國註冊成立及營運	中外合資企業	人民幣6,000,000元	100%	農產品種植及售銷
福建超大畜牧業有限公司（「超大畜牧」）	一九九八年十二月十五日於中國註冊成立及營運	中國註冊成立的有限責任公司	人民幣2,800,000元	100%	牲畜繁殖及銷售
香港超大蔬果有限公司	一九九九年十二月二十日於香港註冊成立及營運	香港私人公司	100,000港元	100%	農產品分銷及貿易
Timor Enterprise Limited	一九九九年十一月二十六日於英屬處女群島（「英屬處女群島」）註冊成立／於香港營運	英屬處女群島私人公司	50,000美元	100%	投資控股

貴集團的主要業務位於中國，並以人民幣作為財務報表之基準貨幣。目前， 貴集團屬下各附屬公司均採納了六月三十日為其財政年度的結算日。

貴公司除上文所述的重組外，自註冊成立以來並無涉及任何商業交易，故並無編製任何財務報表。然而，我們已審閱所有與重組有關的重要交易。

陳葉馮會計師事務所有限公司為 貴集團於香港註冊成立的附屬公司香港超大蔬果有限公司的核數師，由一九九九年十二月二十日該附屬公司註冊成立日期起，為該公司審核截至二零零零年六月三十日止年度的賬目。 貴集團於英屬處女群島註冊成立的附屬公司Timor Enterprise Limited為不活躍公司，除投資控股外，該附屬公司並無涉及任何業務，故並無編製經審核財務報表。然而，為編製本報告，吾等已根據香港會計師公會發出的核數準則，為該英屬處女群島附屬公司進行獨立審核。

貴集團於中國註冊成立的所有公司於有關期間的財務報表，均毋須經獨立核數師審核。就本報告而言，陳葉馮會計師事務所有限公司已對 貴集團現時於中國所有的附屬公司截至一九九八年及一九九九年六月三十日止年度的財務報表進行審核，而羅兵咸永道會計師事務所及陳葉馮會計師事務所有限公司已共同審核該等中國公司截至二零零零年六月三十日止年度的財務報表。羅兵咸永道會計師事務所及陳葉馮會計師事務所有限公司已根據香港會計師公會發出的「售股章程與申報會計師」核數指引審閱上述財務報表，並已執行必需的額外程序。

下文第1至第4節所載的財務資料，包括　貴集團於有關期間的合併損益表及現金流量報表、　貴集團於截至一九九八、一九九九及二零零零年六月三十日止三個年度每年度的合併資產負債表及其附註(「財務資料」)，已根據　貴集團屬下各公司的經審核財務報表及按照下文第2節附註(a)所載的基準，及經作出適當的調整後而編製。

貴公司董事須為財務資料負責。在編製財務資料時，採用及貫徹採用適當的會計政策十分重要。我們的責任為就財務資料表達獨立意見。

我們認為就本報告而言，根據下文第2節附註(a)所載基準編製下列所載的財務資料真實及公平地反映　貴集團於有關期間的合併業績及現金流量，以及　貴集團於一九九八年、一九九九年及二零零零年六月三十日的合併資產淨值。

1. 合併財務報表

(a) 合併損益表

	附註	截至六月三十日止年度 一九九八年 人民幣千元	 一九九九年 人民幣千元	 二零零零年 人民幣千元
營業額				
農產品銷售		20,255	69,850	144,053
牲畜銷售		3,160	5,795	6,917
副食品銷售		–	1,346	3,255
	2(c)	23,415	76,991	154,225
銷售成本		(6,877)	(20,885)	(42,583)
毛利		16,538	56,106	111,642
其他收益	2(c)	–	14	181
銷售及分銷開支		(1,506)	(4,826)	(10,952)
一般及行政開支		(1,643)	(2,638)	(8,343)
其他經營開支淨額		–	(1)	(186)
經營溢利	2(d)	13,389	48,655	92,342
税項	2(e)	(4,220)	(16,148)	(16,622)
除少數股東權益前溢利		9,169	32,507	75,720
少數股東權益		(1,834)	(6,642)	(8,406)
本年度合併溢利	2(r)	7,335	25,865	67,314

(b) 合併資產負債表

	附註	於六月三十日 一九九八年 人民幣千元	一九九九年 人民幣千元	二零零零年 人民幣千元
固定資產	2(j)	2,650	5,822	6,536
遞延開發成本	2(k)	5,400	9,984	25,300
長期預付租金	2(l)	–	7,080	51,883
其他長期應收款項及按金	2(m)	–	30,000	22,150
流動資產				
存貨(按成本)	2(n)	4,555	10,393	7,565
借予一名第三者的貸款	2(m)(i)	–	–	30,000
應收賬項	2(o)	333	895	4,459
應收有關連公司款項	2(p)	–	3,370	200
其他應收款項、按金及預付款項		78	2,113	24,512
銀行結存及現金	2(q)	4,691	9,512	13,940
		9,657	26,283	80,676
流動負債				
應付有關連公司款項	2(p)	(246)	(890)	(535)
其他應付款項及應計費用		(868)	(4,531)	(18,374)
長期應付款項的流動部份	2(s)	–	(3,600)	(1,800)
應付股息	2(r)(iv)	–	–	(20,000)
稅項		(4,220)	(20,368)	(36,990)
		(5,334)	(29,389)	(77,699)
流動資產/(負債)淨額		4,323	(3,106)	2,977
資產總值減流動負債		12,373	49,780	108,846
非流動負債				
長期應付款項	2(s)	–	(1,800)	–
長期股東墊款	2(t)	(2,900)	(200)	(15,630)
		(2,900)	(2,000)	(15,630)
少數股東權益		(1,895)	(10,557)	–
資產淨值		7,578	37,223	93,216
相等於:				
資本及儲備	2(r)	7,578	37,223	93,216

(c) 合併現金流量表

	附註	截至六月三十日止年度 一九九八年 人民幣千元	一九九九年 人民幣千元	二零零零年 人民幣千元
經營業務的現金流入淨額	2(v)	11,408	42,755	78,365
投資回報及財務支出				
已收利息		—	14	181
稅項				
已付稅項		—	—	—
投資活動				
購置固定資產		(2,483)	(5,567)	(3,923)
支付研究及開發費用		(4,800)	(3,681)	(18,963)
支付長期預付租金		—	—	(30,628)
支付購置發展中物業的按金		—	(10,000)	(10,000)
借予一名第三者的貸款		—	(20,000)	(10,000)
支付收購附屬公司的少數股東權益		—	—	(3,020)
支付其他長期應收款項及按金		—	—	(2,150)
投資活動的現金流出淨額		(7,283)	(39,248)	(78,684)
融資前現金流入／(流出)淨額		4,125	3,521	(138)
融資活動	2(w)			
增加／(減少)資本		—	3,780	(3,264)
少數股東權益增加		—	2,020	—
長期股東墊款		4,950	—	11,430
償還一名股東墊款		(4,450)	(2,700)	—
償還長期應付款項		—	(1,800)	(3,600)
融資活動的現金流入淨額		500	1,300	4,566
銀行結存及現金的增加		4,625	4,821	4,428
年初的銀行結存及現金		66	4,691	9,512
年末的銀行結存及現金		4,691	9,512	13,940

(d) **合併已確認收益及虧損報表**

	截至二零零零年六月三十日止年度 人民幣千元
本年度合併溢利	67,314
主要因收購　貴集團附屬公司少數股東權益產生的資本儲備	12,743
已確認收益及虧損總額	80,057

由於該等年度的合併溢利唯一的項目已載於第1(a)節，故並無另外編製　貴集團截至一九九八年及一九九九年六月三十日止年度之已確認收益及虧損報表。

2. 合併財務報表附註

(a) **呈報基準**

載於上文1(a)及(c)節內　貴集團有關期間的合併損益表及現金流量表，以及載於上文1(b)節內　貴集團於一九九八、一九九九及二零零零年六月三十日的合併資產負債表，乃假設　貴公司於整個有關期間，或自各附屬公司註冊成立日期以來一直持有各間附屬公司而編製。正如本售股章程「業務」一節「資本架構及公司重組」所載的更詳細解釋，　貴集團已分別於一九九九年十二月、二零零零年一月及二零零零年一月，將超大現代農業、超大綠色農業及超大畜牧的權益由原本分別為80%、70%及60%增加至100%。據此，此等公司的少數股東權益截至　貴集團所收購的日期止，已分別於　貴集團有關期間內的合併損益表及現金流量報表，以及於一九九八年及一九九九年六月三十日的合併資產負債表內確認。

所有集團內重大交易及往來賬結餘均於合併賬目時抵銷。

(b) **主要會計政策**

貴集團於編製本報告所包括財務資料時採用的主要會計政策載列於下文。此等政策與香港會計師公會發出的會計實務準則及香港普遍採納的會計原則相符。財務資料採用歷史成本法編製。

(i) 收益確認

農產品、牲畜及副食品銷售所得收益乃於擁有權轉讓時(與產品付運時同時發生)確認入賬。

利息收入乃按時間比例基準並以未償還本金與適用利率計算確認入賬。

(ii) 銷售及分銷開支以及一般及行政開支

銷售及分銷開支以及一般及行政開支於產生時，計入該年度的損益表內。

(iii) 借貸成本

借貸成本於產生時，計入該年度的損益表內。

(iv) 遞延税項

為税務而計算的溢利與賬目所示的溢利兩者的時差，若預期於可見將來產生資產或負債之收付，即按現行税率於賬內撥備遞延税項。

(v) 研究及開發費用

研究費用在產生年度的損益表內列賬。開發費用於產生時撥作支銷，除非已進行特定項目、證明發展的產品技術上可行、成本可供識別及證明該等產品存在市場，而開發費用據此可以從將來有關的經濟收益中收回，在該等情況下，開發費用將於資產負債表中確認為遞延開發成本，並在有關經濟收益期間內按直線法分不多於五年期間攤銷。

(vi) 固定資產

固定資產乃按成本值減累計折舊列賬。固定資產折舊乃以直線法按預期可使用年期撇銷成本值計算，採用的年折舊率如下：

租賃物業裝修	33%至50%
傢俬、裝置及設備	20%
汽車	20%
農地基本建設	10%至67%
果園	10%
隔年生農作物	20%

隔年生農作物為生長週期超過一年的常年生農作物。

果園及隔年生農作物開發期的耕種成本於開始商業生產前資本化，而開始商業生產後，累計成本按該等項目的預期可使用年期攤銷。

將固定資產重修至正常運作狀況所產生的主要成本於損益表中扣除。改善工程會資本化並按該等項目預期可使用年期攤銷。

固定資產賬面值定期審閱，以評估其可收回價值是否已降至低於其賬面值。計算資產的可收回價值時，預計日後現金流量不會予以貼現。

出售產資所產生的盈虧為出售所得款項淨額與有關資產賬面值的差額，並在損益表內確認。

(vii) 附屬公司

附屬公司指 貴公司直接或間接控制其過半數投票權或已發行股本，或控制其董事會組成成份的公司。

(viii) 經營性租賃

凡租賃資產擁有權的絕大部份風險及回報仍屬出租人所有的租賃均為經營性租賃。該等經營性租賃適用的租金，按有關租賃年期以直線法在經營溢利中扣除。

(ix) 長期預付租金

於結算日經營性租賃的長期預付租金按成本值確認，並按有關租賃年期以直線法攤銷。

(x) 存貨

本集團的存貨包括種植農產品、牲畜、農用材料及副食品。存貨按成本值或預計的可變現淨值兩者中之較低者入賬。

種植農產品的成本，包括種籽、肥料、殺虫劑、農作物生長調節劑、人工及間接生產費用累計至收成時。各種產品的共同間接生產費用包括農地租金、基本建設折舊、開墾土地、灌溉及間接人工，此等費用按生產面積分配到各產品的生產成本內。

貴集團的牲畜(即布爾山羊)生產成本以加權平均數基準計算，包括原購置成本及繁殖成本。

農用材料及副食品按先入先出基準計算及以購買成本列賬。

可變現淨值按預期銷售所得款項減預計銷售支出釐定。

(xi) 應收賬款

倘應收賬款被視為呆賬，則會作出撥備。資產負債表上的應收賬款乃減去該撥備後入賬。

(xii) 外幣換算

外幣交易按交易日的滙率折算為人民幣。以外幣計價的貨幣資產及負債，按結算日的滙率折算為人民幣後計入賬目內。由上述換算政策產生的滙兑差額計入經營業績內。

(c) **營業額及收益**

貴集團主要從事農產品種植及銷售、牲畜繁殖及銷售，以及副食品銷售。有關期間的已確認營業額包括應收及已收農產品、牲畜及副食品的銷售額，並已扣除折扣及增值稅。 貴集團於有關期間的已確認收益概要如下：

	截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
營業額			
農產品銷售	20,255	69,850	144,053
牲畜銷售	3,160	5,795	6,917
副食品產品銷售	—	1,346	3,255
營業總額	23,415	76,991	154,225
其他收益			
利息收入	—	14	181
收益總額	23,415	77,005	154,406

有關期間的牲畜銷售指布爾山羊的銷售。

根據中國增值稅法規，自行生產的農產品豁免繳納增值稅，而銷售購入的農產品及其他產品分別須徵收13%及17%增值稅。截至一九九八年、一九九九年及二零零零年六月三十日止三個年度， 貴集團銷售購入的農產品及其他產品的增值稅分別為零、人民幣229,000元及人民幣553,000元，並已從營業額中扣除。

(d) **經營溢利**

經營溢利已扣除下列各項：

	截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
核數師酬金	—	—	—
自置固定資產折舊	390	2,161	3,322
經營性租賃支出			
一土地及樓宇	599	2,056	4,090
一汽車	120	160	388
員工成本	2,799	7,033	14,159
研究費用	350	181	1,563
遞延開發費用攤銷	217	416	584
長期預付租金攤銷	—	120	775

(e) **稅項**

	截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
中國所得稅	4,220	16,148	16,622
香港利得稅	–	–	–
	4,220	16,148	16,622

(i) 中國所得稅指有關期間按　貴集團於中國的附屬公司應課稅溢利徵收的稅項。　貴集團所有的中國附屬公司均於中國福建省(「福建」)經濟發展區註冊成立。所有中國內資企業均須就應課稅溢利按統一所得稅率33%繳付所得稅，而於中國福建經濟發展區設立的外商投資企業則須按24%的優惠中國所得稅率繳付所得稅。

超大畜牧為中國內資企業，故須按統一所得稅率33%繳付所得稅。

超大現代農業及超大綠色農業分別於一九九九年十二月二十九日及二零零零年五月二十日前為中國內資企業，於上述日期前的溢利均按統一所得稅率33%繳付所得稅。

超大現代農業及超大綠色農業分別於一九九九年十二月二十九日及二零零零年五月二十日成為外商投資企業，由改變法定地位日期起，超大現代農業及超大綠色農業可於獲得溢利首年起計兩年豁免全部中國所得稅，其後連續三年按中國的外商投資企業適用的有關稅務規例及條例獲稅項減半。

(ii) 於有關期間內在香港註冊成立的附屬公司並無估計應課稅收入，故賬目內並無撥備香港利得稅。

(iii) 因時差帶來的稅項影響並不重大，故於一九九八年、一九九九年及二零零零年六月三十日均無在賬目中確認遞延稅項。

(f) **每股盈利**

就本報告而言，計算每股盈利並無意義，因此並無呈列每股盈利。

(g) **退休福利**

貴集團於有關期間並無參加任何退休福利計劃，故並無退休福利成本於有關期間的賬目內確認。如第3節附註g所述，　貴集團於結算日後參加福建省政府所辦的退休計劃，　貴集團除須每月按員工基本薪金22.2%對計劃供款外，並無其他有關員工退休應負的責任。假若　貴集團在有關期間已參加該退休計劃並按員工基本薪金22.2%供款，　貴集團截至一九九八年、一九九九年及二零零零年六月三十日止三個年度的除稅後溢利應分別減少人民幣280,000元、人民幣652,000元及人民幣1,665,000元。

(h) **董事及高級管理人員酬金**

貴公司董事為　貴集團於有關期間內的高級管理人員成員。假設此等現任董事於有關期間之初已獲委任為董事，　貴集團支付予董事的酬金概述如下：

	截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
花紅	–	–	–
其他酬金	72	104	915
	72	104	915

酬金在下列範圍內的董事數目如下：

	人數 截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
酬金			
人民幣1,000,000元或以下	4	4	4

於有關期間，並無董事放棄收取其酬金，而集團亦無向　貴公司任何董事支付或須向其支付任何款項作為鼓勵其加入　貴公司的報酬或作為失去職位的補償。

五名最高薪酬人士其中四名均為董事(一九九九年：兩名，一九九八年：三名)且其薪酬已反映於上文，餘下一名(一九九九年：三名，一九九八年：兩名)最高薪酬人士之酬金詳情如下：

	截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
花紅	–	–	–
其他酬金	30	100	127
	30	100	127

上述餘下一名(一九九九年：三名，一九九八年：兩名)最高薪酬人士的酬金少於人民幣1,000,000元。

(i)　**分部資料**

截至二零零零年六月三十日止三個年度各年的主要業務的個別業績概要如下：

	農產品種植及銷售 人民幣千元	牲畜繁殖及銷售 人民幣千元	副食品銷售 人民幣千元	總計 人民幣千元
截至一九九八年六月三十日止年度				
營業額	20,255	3,160	—	23,415
銷售成本	(5,261)	(1,616)	—	(6,877)
毛利	14,994	1,544	—	16,538
未分配項目：—				
其他收益				—
銷售及分銷開支				(1,506)
一般及行政開支				(1,643)
其他經營開支淨額				—
經營溢利				13,389
稅項				(4,220)
除少數股東權益前溢利				9,169
少數股東權益				(1,834)
本年合併溢利				7,335
截至一九九九年六月三十日止年度				
營業額	69,850	5,795	1,346	76,991
銷售成本	(18,177)	(1,566)	(1,142)	(20,885)
毛利	51,673	4,229	204	56,106
未分配項目：—				
其他收益				14
銷售及分銷開支				(4,826)
一般及行政開支				(2,638)
其他經營開支淨額				(1)
經營溢利				48,655
稅項				(16,148)
除少數股東權益前溢利				32,507
少數股東權益				(6,642)
本年合併溢利				25,865
截至二零零零年六月三十日止年度				
營業額	144,053	6,917	3,255	154,225
銷售成本	(37,714)	(2,104)	(2,765)	(42,583)
毛利	106,339	4,813	490	111,642
未分配項目：—				
其他收益				181
銷售及分銷開支				(10,952)
一般及行政開支				(8,343)
其他經營開支淨額				(186)
經營溢利				92,342
稅項				(16,622)
除少數股東權益前溢利				75,720
少數股東權益				(8,406)
本年合併溢利				67,314

貴集團的業務主要在中國，其他地區應佔的營業額及毛利均佔　貴集團合併總額不足5%，故此並無編製以地區劃分的分析。

(j) **固定資產**

固定資產於年結日可概括如下：

	租賃物業裝修	傢俬、裝置及設備	汽車	農地基本建設	果園	隔年生農作物	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於一九九八年六月三十日							
原值	–	208	450	2,087	–	395	3,140
累計折舊	–	(32)	(61)	(397)	–	–	(490)
賬面淨值	–	176	389	1,690	–	395	2,650
於一九九九年六月三十日							
原值	–	322	450	7,422	–	513	8,707
累計折舊	–	(80)	(189)	(2,616)	–	–	(2,885)
賬面淨值	–	242	261	4,806	–	513	5,822
於二零零零年六月三十日							
原值	127	696	763	9,887	260	889	12,622
累計折舊	(23)	(155)	(236)	(5,569)	–	(103)	(6,086)
賬面淨值	104	541	527	4,318	260	786	6,536

農地的基本建設包括地膜、竹桿、大棚、水溝、道路及其他設施。

於年結日種植的隔年生農作物為蘆薈。

(k) **遞延開發成本**

於有關期間的遞延開發成本變動可概述如下：

	截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
成本			
承前數額	1,200	5,650	10,650
本年度資本化數額	4,450	5,000	15,900
結轉	5,650	10,650	26,550
累計攤銷			
承前數額	33	250	666
年內攤銷數額	217	416	584
結轉	250	666	1,250
賬面淨值	5,400	9,984	25,300

(l) **長期預付租金**

長期預付租金指於年結日租賃期為三十年的農地及一所研究中心的經營性租賃長期租金的預付款。有關期間的長期預付租金變動可概述如下：

	截至六月三十日止年度		
	一九九八年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
成本			
承前數額	–	–	7,200
本年度資本化數額	–	7,200	45,578
結轉	–	7,200	52,778
累計攤銷			
承前數額	–	–	120
年內攤銷數額	–	120	775
結轉	–	120	895
賬面值	–	7,080	51,883

(m) **其他長期應收款項及按金**

		於六月三十日		
		一九九八年	一九九九年	二零零零年
	附註	人民幣千元	人民幣千元	人民幣千元
借予一名第三者的貸款	(i)	–	20,000	–
購置發展中物業所付按金	(ii)	–	10,000	20,000
其他		–	–	2,150
		–	30,000	22,150

(i) 指借予一名獨立第三者(為一名中國房地產發展商)的貸款，該筆須於二零零零年九月三十日償還的貸款為有抵押及免息。於二零零零年六月三十日此筆貸款增加至人民幣30,000,000元並重新列為流動資產，該第三者已於二零零零年九月三十日償還整筆貸款。

(ii) 貴集團向上述的房地產發展商購入一幢興建中的商業樓宇內若干樓面面積及停車場而預付了按金。預計該商業樓宇將於二零零二年四月三十日或之前落成。該筆按金已於結算日後全數轉授予一間由郭浩先生(「郭先生」， 貴公司主要股東兼董事)擁有的公司，詳情已載於第3節附註(e)。

(n) **存貨(按成本)**

存貨包括下列項目：

		於六月三十日		
		一九九八年	一九九九年	二零零零年
	附註	人民幣千元	人民幣千元	人民幣千元
種植農產品		1,521	4,552	5,118
牲畜	(i)	2,102	2,726	1,241
農用材料	(ii)	932	3,083	1,206
供出售的副食品		–	32	–
總計		4,555	10,393	7,565

(i) 牲畜指進行繁殖的布爾山羊。

(ii) 農用材料包括於各個結算日仍未耗用的種籽、肥料及殺虫劑。

(o) **應收賬項**

給予客戶的信貸條款如下：

	信貸條款
當地批發及零售	交貨付現
銷售予本地機構客戶(包括酒店及學校)	送貨後15日至30日
銷售予轉口貿易公司	送貨後15日

於每年度期末，所有應收款項的帳齡均為一個月以內。

(p) **應收／(應付)有關連公司的款項**

應收／(應付)有關連公司的款項為無抵押、免息及無固定還款日期。該等公司由 貴集團董事兼控股股東郭先生擁有大多數權益。

應收有關連公司的款項指墊支予有關連公司作為其營運資金的貸款，而應付有關連公司的款項則指向該等公司購置農用材料所產生的款項(見下文附註(x))。

根據香港公司條例第161B條所披露的應收有關連公司墊支款項詳情如下：—

有關連公司名稱	**於一九九九年六月三十日**	**截至一九九九年六月三十日止年度應收的最高數額**	**於二零零零年六月三十日**	**截至二零零零年六月三十日止年度應收的最高數額**
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
福建超大農業產品銷售有限公司	30	30	200	753
福建超大微生物有機肥有限公司	3,340	3,780	—	3,340
	3,370	3,810	200	4,093

應付有關連公司的款項(屬於貿易性質)按帳齡分析如下：—

	於六月三十日		
	一九九八年	**一九九九年**	**二零零零年**
	人民幣千元	人民幣千元	人民幣千元
三個月或以下	246	890	530
三個月以上但不超過九個月	—	—	5
應付有關連公司款項總額	246	890	535

(q) **銀行結存及現金**

於一九九八年、一九九九年及二零零零年六月三十日， 貴集團的銀行結存及現金中有存入中國的銀行戶口以人民幣結算的存款分別人民幣4,691,000元、人民幣9,512,000元及人民幣13,663,000元。將此等以人民幣結算的結存款兑換為外幣須受中國政府發出的外滙法規及規例所管制。

(r) **資本及儲備**

貴集團截至一九九八年、一九九九年及二零零零年六月三十日止三個年度的合併權益變動報表概列如下。資本指 貴集團的所有附屬公司於有關期間的合併股本總額。

	包括溢價在內的資本	法定盈餘公積金 附註(i)	法定公益金 附註(i)	資本儲備 附註(iii)	保留溢利	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於一九九七年七月一日	800	–	–	–	(557)	243
本年度合併溢利	–	–	–	–	7,335	7,335
轉撥	–	400	339	–	(739)	–
於一九九八年六月三十日	800	400	339	–	6,039	7,578
於一九九八年七月一日	800	400	339	–	6,039	7,578
增加股本	3,780	–	–	–	–	3,780
本年度合併溢利	–	–	–	–	25,865	25,865
轉撥	–	69	1,276	–	(1,345)	–
於一九九九年六月三十日	4,580	469	1,615	–	30,559	37,223
於一九九九年七月一日	4,580	469	1,615	–	30,559	37,223
減少股本(附註(ii))	(4,064)	–	–	(3,200)	–	(7,264)
本年度合併溢利	–	–	–	–	67,314	67,314
轉撥	–	2,722	1,274	–	(3,996)	–
收購少數股東權益	–	–	–	15,943	–	15,943
股息(附註(iv))	–	–	–	–	(20,000)	(20,000)
於二零零零年六月三十日	516	3,191	2,889	12,743	73,877	93,216

附註：

(i) 根據中國法規及規例，內資企業須每年分別將除稅後溢利的10%及5%撥入法定盈餘公積金及法定公益金。法定盈餘公積金的轉撥上限為公司註冊資本的50%。法定盈餘公積金可用作彌補虧損，而法定公益金則可用作僱員福利開支。

上述公積金及公益金的轉撥，包括由 貴集團中國內資企業作出的轉撥，以及 貴集團外商投資企業於其改變法定地位(由內資企業轉為外商投資企業)前的轉撥。

(ii) 前控股公司Timor Enterprise Limited於截至二零零零年六月三十日止年度內收購　貴集團的附屬公司超大現代農業，並於二零零零年七月七日收購餘下的附屬公司。Timor Enterprise Limited的股本比超大現代農業的股本少，收購由股東貸款支付。在編製　貴集團於二零零零年六月三十日的合併資產負債表時，Timor Enterprise Limited列賬的投資成本與超大現代農業的股本對沖。因此，　貴集團截至二零零零年六月三十日止年度的合併資本總額減少。

(iii) 資本儲備主要由　貴集團於截至二零零零年六月三十日止年度收購　貴集團附屬公司少數股東權益而產生。

(iv) 於二零零零年十一月二十九日，　貴集團前控股公司Timor Enterprise Limited宣派截至二零零零年六月三十日止年度的股息，總額達人民幣20,000,000元，詳情見第3節附註(f)。

(v) 上述資本及儲備乃按合併基準編製，並已假設現行的集團架構於有關期間一直存在，除卻少數股東權益已於有關期間內確認。倘財務報表按收購合併法為編製基準，上述約人民幣61,000,000元保留溢利即應被確認為收購前儲備。

(s) **長期應付款項**

	於六月三十日		
	一九九八年	一九九九年	二零零零年
	人民幣千元	人民幣千元	人民幣千元
長期應付款項總額	–	5,400	1,800
減：流動部份	–	(3,600)	(1,800)
長期部份	–	1,800	–

此項目指　貴集團須支付一間研究中心的長期租金。該等款項結餘為無抵押及免息的每月分期款項，每期為人民幣300,000元，最後一期須於二零零零年十二月支付。

(t) **長期股東墊款**

此項目指　貴集團股東長期墊支款項，該筆款項為無抵押、免息且毋須由結算日起計十二個月內償還。長期股東墊支隨後已增加至人民幣21,786,000元，其中人民幣5,669,000元已由　貴集團償還，而餘款人民幣16,117,000元已資本化並列作　貴公司股本。

(u) 承擔

(i) 資本承擔

貴集團於各年度末的資本承擔如下：

	於六月三十日 一九九八年 人民幣千元	一九九九年 人民幣千元	二零零零年 人民幣千元
已訂約但尚未撥備			
一研究及開發費用	8,000	6,000	12,000
一購置固定資產	–	20,000	191,450
總計	8,000	26,000	203,450

於二零零零年六月三十日後， 貴集團已簽訂收購固定資產的額外合同，詳情已載於第3節附註(c)。

(ii) 經營性租賃承擔

貴集團於各年度完結時有下列經營性租賃承擔，該等租賃的經營性租賃承擔須於隨後的十二個月支付，其屆滿日期概列如下：

	一年內 人民幣千元	由第二年至第五年（包括首尾兩年） 人民幣千元	第五年後 人民幣千元	總計 人民幣千元
於一九九八年六月三十日				
土地及樓宇	–	139	60	199
其他	–	160	2,040	2,200
	–	299	2,100	2,399
於一九九九年六月三十日				
土地及樓宇	126	560	226	912
其他	–	376	2,709	3,085
	126	936	2,935	3,997
於二零零零年六月三十日				
土地及樓宇	487	1,070	544	2,101
其他	–	376	4,845	5,221
	487	1,446	5,389	7,322

(v) **經營溢利與經營業務現金流入淨額間之調整**

	截至六月三十日止年度 一九九八年 人民幣千元	一九九九年 人民幣千元	二零零零年 人民幣千元
經營溢利	13,389	48,655	92,342
利息收入	—	(14)	(181)
折舊	390	2,161	3,322
出售固定資產	—	—	6
研究費用	350	181	1,563
攤銷遞延開發費用	217	416	584
攤銷長期預付租金	—	120	775
存貨(按成本)(增加)／減少	(3,688)	(5,604)	2,709
應收款項增加	(333)	(562)	(3,564)
應收有關連公司款項(增加)／減少	—	(3,370)	3,170
其他應收款項、按金及預付款項減少／(增加)	62	(2,035)	(22,399)
應付有關連公司款項增加／(減少)	246	644	(355)
其他應付款項及應計費用增加	775	2,163	393
經營業務現金流入淨額	11,408	42,755	78,365

(w) **有關期間的融資變動分析**

	不包括保留溢利及法定儲備的股東權益 人民幣千元	長期股東墊款 人民幣千元	長期應付款項 人民幣千元	少數股東權益 人民幣千元
於一九九七年七月一日	800	2,400	—	61
融資現金流入淨額	—	500	—	—
本年度應佔溢利	—	—	—	1,834
於一九九八年六月三十日	800	2,900	—	1,895
於一九九八年七月一日	800	2,900	—	1,895
長期預付租金增加	—	—	7,200	—
融資現金流入／(流出)淨額	3,780	(2,700)	(1,800)	2,020
本年度應佔溢利	—	—	—	6,642
於一九九九年六月三十日	4,580	200	5,400	10,557
於一九九九年七月一日	4,580	200	5,400	10,557
融資現金流入／(流出)淨額	(3,264)	11,430	(3,600)	—
本年度應佔溢利	—	—	—	8,406
前控股公司收購附屬公司產生的溢價	(4,000)	4,000	—	—
收購少數股東權益	15,943	—	—	(18,963)
於二零零零年六月三十日	13,259	15,630	1,800	—

(x) **有關連人士交易**

除附註(p)及附註(t)所披露者外，　貴集團於有關期間內與有關連人士進行的重大交易如下：

	附註	截至六月三十日止年度 一九九八年 人民幣千元	一九九九年 人民幣千元	二零零零年 人民幣千元
廈門超大微生物有機肥有限公司				
－購買有機肥料		2,148	896	–
福建超大農業產品銷售有限公司				
－購買有機肥料	(iii)	–	5,825	10,109
－購買農作物生長調節劑	(iii)	–	196	574
北京超大英君生物技術有限公司				
－購買種籽	(iii)	269	691	437

附註：

(i) 貴公司主要股東兼董事郭先生為上述所有有關連公司的實益主要股東。

(ii) 貴公司董事認為，該等交易按一般商業條款及在正常業務範圍內進行。

(iii) 此等交易於上市後仍會繼續進行。現已取得豁免嚴格遵守香港聯合交易所有限公司上市規則第十四章有關的規則，詳情已載於本售股章程「關連交易」一節中。

3. 結算日後重要事項

下列為於二零零零年六月三十日後進行的重要事項：

(a) 貴集團的附屬公司進行重組，以為 貴公司股份於聯交所上市作好準備。重組的詳情已載於本售股章程附錄五「公司重組」一段內。

(b) 於二零零零年六月三十日後至本報告日止期間， 貴集團與多名第三者簽訂十七份經營性租賃協議，租賃額外2,096公頃農地。 貴集團就額外農地已付及應付長期租金總額約為人民幣55,772,000元。

(c) 於二零零零年六月三十日後至本報告日止期間， 貴集團與若干第三者簽訂購買固定資產的協議，購買包括 貴集團農地的基本建設，總代價約人民幣237,000,000元，已付按金約為人民幣39,000,000元。

(d) 於二零零零年八月十八日， 貴集團與一間國內銀行簽訂協議，借貸人民幣15,000,000元。該筆有抵押貸款於同日已提款作為營運資金用途，月息率為0.585厘，由一間郭先生擁有的有關連公司作擔保，須於二零零一年五月十八日償還。於 貴公司上市後，該筆由有關連公司作擔保的款項，將由公司擔保代替。

(e) 於二零零零年十一月二日， 貴集團將付予一間房地產發展商的按金人民幣20,000,000元，按賬面價值全數轉撥入一間由郭先生擁有的有關連公司（如第2節附註(m)(ii)所述），故該筆按金由一筆相等數額的 貴集團應收有關連公司款項代替。

(f) 於二零零零年十一月二十九日， 貴集團前控股公司Timor Enterprise Limited宣派截至二零零零年六月三十日止年度股息予股東，總額為人民幣20,000,000元。按照股東之指示，該等股息於同日以應收有關連公司款項（如上述附註(e)所述）劃轉給股東的方式支付。

(g) 於二零零零年八月， 貴集團參加了福建省政府辦的退休金計劃，由該時起須按僱員基本薪金22.2%供款。除此項每月供款外， 貴集團概無其他僱員退休有關的額外責任。

4. 有關　貴公司的其他資料

(a) **董事酬金**

除上文第2節附註(h)所披露者外，　貴公司或其附屬公司並無就有關期間已支付或須支付酬金予　貴公司董事。

(b) **可供分派儲備**

於二零零零年六月三十日，　貴公司並未註冊成立，故此，　貴公司於該日並無可分派予股東的儲備。

(c) **貴公司的有形資產淨值**

於二零零零年六月三十日，　貴公司並未註冊成立。　貴公司於二零零零年六月三十日的有形資產淨值（按第2節附註(a)內的基準編製）為人民幣約93,216,000元，指在附屬公司的投資。

(d) **結算日後的財務報表**

於二零零零年六月三十日以後，　貴公司並無編製任何經審核財務報表。

此致

超大現代農業（控股）有限公司
工商東亞融資有限公司
列位董事　台照

羅兵咸永道會計師事務所
香港執業會計師
謹啓

陳葉馮會計師事務所有限公司
香港執業會計師
陳維端
執業證書號碼P00712
謹啓

二零零零年十二月五日

本集團截至二零零一年六月三十日止年度的除稅後但未計非經常項目的合併溢利預測已載於本售股章程「財務資料－溢利預測」一節。

1　基準及假設

由董事編製的本集團截至二零零一年六月三十日止年度的除稅後合併溢利預測乃根據本集團截至二零零零年九月三十日止三個月的未經審核業績，以及本集團截至二零零一年六月三十日止九個月的業績預測而編製。編製該預測所依據的會計政策基準在所有重大方面均與本集團目前所採納者(其概要載於本售股章程附錄一的會計師報告)相符。

董事在編製溢利預測時已採用本售股章程「財務資料－溢利預測」一節所述的假設及下列的一般假設：

(a) 香港、中國或本集團任何成員公司業務所在地的任何其他地區的現行政府政策或政治、法律(包括立法或規例或規則的變動)、財政或經濟狀況將無重大變動；

(b) 本集團生產基地的經營地區將不會出現嚴重天災、氣候轉變或自然災害而會對本集團的業務及營運有重大不利影響；

(c) 香港或其他地區的本集團任何成員公司註冊成立或業務適用的地方的稅制、稅率或關稅將無重大變動；及

(d) 與現行利率及滙率比較，將不會出現重大不利變動。

2 函件

以下為羅兵咸永道會計師事務所與陳葉馮會計師事務所有限公司以及工商東亞分別致董事有關本集團截至二零零一年六月三十日止年度的除稅後但未計非經常項目的合併溢利預測的函件全文，以轉載於本售股章程。

(i) 羅兵咸永道會計師事務所及陳葉馮會計師事務所有限公司的函件

PRICEWATERHOUSECOOPERS
羅兵咸永道會計師事務所

Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants
陳葉馮會計師事務所有限公司

羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

陳葉馮會計師事務所有限公司
執業會計師
香港銅鑼灣軒尼詩道500號
興利中心37樓

敬啓者：

我們已審閱超大現代農業(控股)有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)於 貴公司在二零零零年十二月五日刊發的售股章程(「售股章程」)內所載 貴集團截至二零零一年六月三十日止年度除稅後但未計非經常項目的合併溢利預測(「預測」)所採用的會計政策及計算方法。

董事編製的預測(董事須對此負全責)乃根據 貴集團截至二零零零年九月三十日止三個月的未經審核管理賬目、 貴集團截至二零零一年六月三十日止餘下九個月的業績預測，以及根據 貴集團現行架構於截至二零零一年六月三十日止整個財政年度一直存在的基準而編製。

我們強調，該項預測涉及未來事項，所依據的假設可能未必在截至二零零一年六月三十日止年度全年維持有效。因此，該項預測不可視為等同於摘錄自已完結會計期間的經審核賬目的資料。

我們認為，就會計政策及計算方法而言，預測乃按照售股章程附錄二第一部份所載由董事所作的各項基準及假設而適當編製，且編列基準在各重大方面均與我們於二零零零年十二月五日簽發的會計師報告所載 貴集團現時採用的會計政策相符。會計師報告全文載於售股章程附錄一。

此致

超大現代農業(控股)有限公司
工商東亞融資有限公司
列位董事 台照

羅兵咸永道會計師事務所
香港執業會計師
謹啓

陳葉馮會計師事務所有限公司
香港執業會計師
陳維端
執業證書號碼：P00712
謹啓

二零零零年十二月五日

(ii) 工商東亞融資有限公司的函件

ICEA·工商東亞
A subsidiary of ICBC 中國工商銀行集團成員

ICEA Capital Limited
42nd Floor, Jardine House,
1 Connaught Place, Central, Hong Kong
Tel: (852) 2115 8888
Fax: (852) 2115 8602

工商東亞融資有限公司
香港中環康樂廣場一號
怡和大廈四十二樓
總機：(852) 2115 8888
傳真：(852) 2115 8602

敬啓者：

本函呈述超大現代農業(控股)有限公司(「貴公司」)及其附屬公司於二零零零年十二月五日刊發的售股章程內所載 貴公司於截至二零零一年六月三十日止年度除稅後但未計非經常項目的合併溢利預測(「預測」)。

吾等曾與 閣下商討本售股章程內上文附錄二第1節所載的編製預測所依據的基準及假設。吾等亦已考慮羅兵咸永道會計師事務所及陳葉馮會計師事務所有限公司，就有關編製預測所依據的會計政策及計算方法而於二零零零年十二月五日致 閣下及吾等的函件內容。

根據 閣下所作出的假設，以及經由羅兵咸永道會計師事務所及陳葉馮會計師事務所有限公司審閱的會計政策及計算方法，吾等認為預測(閣下身為 貴公司董事須對此負全責)乃經審慎周詳查詢後方始作出。

此致

超大現代農業(控股)有限公司
列位董事 台照

工商東亞融資有限公司
行政總裁
李國榮
謹啓

二零零零年十二月五日

以下為獨立物業估值行西門(遠東)有限公司就其對本集團的物業權益於二零零零年九月三十日的估值編製以供轉載於本售股章程的函件全文、估值概要及估值證書。

Sallmanns 西門

CHARTERED SURVEYORS, PROPERTY CONSULTANTS
LAND, BUILDING, PLANT & MACHINERY VALUERS
FINANCIAL AND INTANGIBLE ASSET VALUERS

香港
灣仔
灣仔道165-171號
三聯大廈15樓

敬啓者：

茲遵照 閣下指示，吾等已對超大現代農業(控股)有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)擁有權益的物業進行估值。吾等證實曾進行視察、作出有關查詢，並蒐集吾等認為必要的其他資料，以便提供有關物業於二零零零年九月三十日的估值。

吾等對物業權益的估值，乃吾等對該等物業公開市值的意見。所謂公開市值，就吾等所下定義而言，乃指「出售某項物業之權益預期於估值之日，在下列假定情況下以現金代價無條件完成出售，可合理取得的最高價格：—

(a) 有自願賣方；

(b) 於估值之日前，有一段合理時間(視乎物業的性質及市況)適當地在市場推銷權益、協商價格及條款以及完成銷售；

(c) 於任何假定交換合同之較早日期，市況、價值水平及其他情況均與估值之日相同；

(d) 不考慮具有特殊興趣買家的任何追加出價；及

(e) 交易雙方均在知情、審慎及非被強迫情況下進行交易。」

吾等的估值乃假設業主於公開市場將現況下的物業求售而並無憑藉遞延條款合同、售後租回、合資經營、管理協議或任何類似安排，以影響該等物業的價值。

吾等並無查冊該等物業的業權，亦無審核業權文件正本。吾等獲提供　貴集團所租用物業的租賃協議的副本。

貴公司租用或佔用的物業權益並無商業價值，主要由於短期性質，或不可轉讓或分租或因缺乏可現的租金盈利或物業業權沒有足夠的法律證明。

在評估物業權益時，吾等已遵守香港聯合交易所有限公司發出的證券上市規則應用指引第12項所載的全部規定。

吾等並無進行詳盡的實地測量，以證實有關物業地盤面積的準確性，但已假設該等提供予吾等的文件及正式地盤平面圖所示的地盤面積均為正確。按吾等評估類似的中國物業的經驗，吾等認為各項假設均屬合理。所有文件及合同均僅供參考用途，而所有尺寸、量度及面積均為約數。

吾等在頗大程度上依賴　貴公司所提供的資料及接納就有關圖則批准、法定通告、地役權、年期、佔用情況、租賃、租金、地盤及樓面面積及其他一切有關資料的意見。

吾等曾視察所附估值證書內各項物業的外貌，及在可能情況下視察各項物業的內部，該等資料是由於吾等需進行估值而獲提供。然而，吾等並無進行結構測量，惟在吾等的視察過程中，吾等並無發現任何明顯嚴重損壞。然而，吾等無法呈報該等物業是確無腐朽、蟲蛀或任何其他結構上的損壞。吾等亦無對任何樓宇設備進行測試。

吾等的估值並無考慮可能產生的任何費用、抵押或物業所附帶債項或稅項。除另有說明外，吾等假設該等物業概不附帶可影響其價值的繁重負擔、限制及支銷。

吾等並無理由懷疑　貴公司提供予吾等的資料的真實性及準確性。吾等亦已尋求及獲取　貴公司的確認，所提供的資料並無遺漏任何重大事項。吾等認為，吾等已獲提供足夠資料以達致明智的意見，且無理由懷疑有任何資料遭隱瞞。除文內另有說明外，本估值證書內所有幣值數據均以人民幣為單位。

吾等隨函附奉估值概要及估值證書。

此致

超大現代農業(控股)有限公司
香港
灣仔
港灣道26號
華潤大廈27樓
2705室
列位董事　台照

代表
西門(遠東)有限公司
董事
彭樂賢
BSc FRICS FHKIS
謹啓

二零零零年十二月五日

附註：彭樂賢為特許測量師，在香港、中國、英國及亞太區具有豐富物業估值經驗。

估值概要

第一類－ 貴集團於香港已簽訂租約並將租予 貴集團的物業權益

	物業	於二零零零年九月三十日貴集團應佔公開市值
		港元
1.	香港 灣仔 港灣道26號 華潤大廈27樓2705室	無商業價值
	小計：	無

第二類－ 貴集團於中國租賃的物業權益

	物業	於二零零零年九月三十日貴集團應佔公開市值
		港元
2.	位於中國 福建省 福州市 湖東路154號 中山大廈A座 三十一及三十二層的辦公室單位	無商業價值
3.	位於中國 福建省 福州市 黃山鎮黃山高科技農場內 的土地、多幢樓宇及構築物	無商業價值
4.	位於中國 福建省 漳州市 后房農場生產基地的土地	無商業價值

物業	於二零零零年九月三十日貴集團應佔公開市值 港元
5. 位於中國福建省惠安縣黃塘鎮生產基地的土地	無商業價值
6. 位於中國福建省莆田縣仙游鐘山鎮生產基地的土地	無商業價值
7. 位於中國福建省福州市連江部隊農場生產基地的土地	無商業價值
8. 位於中國福建省尤溪縣湯川鄉生產基地的土地	無商業價值
9. 位於中國福建省連江縣浦口鎮松塢村原福州松塢龍眼示範場生產基地的土地	無商業價值
10. 位於中國福建省福州市晉安區嶺頭鄉吾洋村及貴洋村生產基地的土地	無商業價值

物業	於二零零零年九月三十日貴集團應佔公開市值 港元
11. 位於中國福建省閩侯縣南嶼鎮南旗村及南井村生產基地的土地	無商業價值
12. 位於中國海南省東方市大田縣生產基地的土地	無商業價值
13. 位於中國海南省北山洋高效生產基地的土地	無商業價值
14. 位於中國江蘇省南京市溧水縣白馬鎮生產基地的土地	無商業價值
15. 位於中國江蘇省南京市六合縣橫梁鎮生產基地的土地	無商業價值
16. 位於中國江蘇省昆山市陸家鎮生產基地的土地	無商業價值

物業	於二零零零年九月三十日貴集團應佔公開市值 港元
17. 位於中國江蘇省吳江市莘塔鎮生產基地的土地	無商業價值
18. 位於中國江蘇省錫山市前洲鎮生產基地的土地	無商業價值
19. 位於中國山東省高密市周陽鄉國家級農業綜合開發區生產基地的土地	無商業價值
20. 位於中國山東省瓦房店市李店鎮生產基地的土地	無商業價值
21. 位於中國山東省大連市炮台經濟開發區生產基地的土地	無商業價值

物業	於二零零零年九月三十日貴集團應佔公開市值港元
22. 位於中國廣東省梅縣扶大鎮生產基地的土地	無商業價值
23. 位於中國陝西省咸陽市白邑縣能角鎮生產基地的土地	無商業價值
24. 位於中國福建省福州市晉安區新店鎮西園村坑頭加工中心的土地及樓宇	無商業價值
25. 位於中國福建省莆田縣仙游中山鎮中山街的商業樓宇2樓的辦公室及三間貨倉	無商業價值
26. 位於中國廣東省高明市楊梅鎮楊梅管理區畜牧基地的土地、多幢樓宇及構築物	無商業價值

物業	於二零零零年九月三十日貴集團應佔公開市值 港元
27. 位於中國福建省福州市晉安區西園村畜牧基地的土地、多幢樓宇及構築物	無商業價值
28. 中國福建省福州市西洪小區3座1號地下店面	無商業價值
29. 中國福建省福州市鼓樓區開元新村B10座9號地下店面	無商業價值
30. 中國福建省福州市鼓樓區冶山路10號林業西辦公樓地下617號店面	無商業價值
31. 中國福建省福州市鼓樓區中山路23號地下5號店面	無商業價值

物業	於二零零零年九月三十日貴集團應佔公開市值 港元
32. 中國 福建省 福州市 鼓樓區 井大路 慶城農貿市場內C區的店面	無商業價值
33. 中國 福建省 福州市 晉安區 茶園路 實達溫泉花園地下1號店面	無商業價值
34. 中國 福建省 福州市 鼓樓區 北大路 華富花園 北大店面138號場所	無商業價值
35. 中國 福建省 福州市 鼓西路 華湖花園地下1＃3號店面	無商業價值
36. 中國 江蘇省 南京市 新民路29號地下店面	無商業價值

物業	於二零零零年九月三十日貴集團應佔公開市值 港元
37. 中國 江蘇省 南京市 鼓樓區 碧樹園街 碧樹園15-9號地下店面	無商業價值
38. 中國 福建省 福州市 台江區 鰲峰州 閩江路 蔬菜交易3場50號場位	無商業價值
39. 位於中國 福建省 廈門市 禾山鎮 劉厝社的商業樓宇	無商業價值
40. 中國 福建省 惠安縣 黃塘鎮 下坂自然村 233樓房1樓	無商業價值
41. 中國 福建省 福州市 公正新村 13座第三層及第四層	無商業價值

物業	於二零零零年九月三十日貴集團應佔公開市值 港元
42. 中國 山東省 青島市 閩江路62號 12號樓 2單元102室	無商業價值
43. 位於中國 山東省 大連市 沙河口區 長興街2-5號第六層的三個辦公室單位	無商業價值
44. 位於中國 山東省 高密市 周陽鄉 周陽村的辦公室	
45. 位於中國 江蘇省 上海市 寶山區 逸仙路803號廠區 吉普河南側的廠房	無商業價值
46. 中國 江蘇省 南京市 和燕路251號 9樓B902及B903室	無商業價值
47. 中國 陝西省 西安市 蓮湖區 習武路15號 陝西省轉業幹部培訓中心 行政樓一層110及112號房間	無商業價值

物業	於二零零零年九月三十日貴集團應佔公開市值 港元
48. 中國 廣東省 廣州市 海珠區 嘉仕花園嘉豪閣 C1及C2號舖位	無商業價值
49. 位於中國 海南省 三亞市 藤橋鎮 的三幢樓宇	無商業價值
50. 中國 安徽省 合肥市 風和園 12幢601室	無商業價值
51. 中國 廣東省 廣州市 海珠區 三滘鄉後滘村 樓房11弄7號第一至第三層	
52. 位於中國 海南省 東方市 大田鄉 二甲村的樓房	無商業價值
小計：	無

第三類 — 貴集團於中國簽訂租約並將租予 貴集團的物業權益

物業	於二零零零年九月三十日貴集團應佔公開市值 港元
53. 位於中國福建省漳州市鄉城區石亭鎮生產基地的土地	無商業價值
54. 位於中國福建省漳州市鄉城區永泰鄉盤古鎮生產基地的土地	無商業價值
小計：	無
總計：	無

估值證書

第一類－　貴集團於香港已簽訂租約並將租予　貴集團的物業權益

	物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
1.	香港 灣仔 港灣道26號 華潤大廈 27樓2705室	該物業位於一幢一九八三年落成的四十九層高商業樓宇27樓的辦公室單位，該辦公室單位的可租用面積約2,737平方呎。 租約訂明該單位將租予　貴公司的全資附屬公司香港超大蔬果有限公司（前稱Supreme Bonus Vegetable & Fruits Limited），租賃期為二年，由二零零零年十月一日至二零零二年九月三十日止，每月租金56,108.50港元(不包括差餉、管理費、及空調費用）。	貴集團擬佔用作辦公室用途。	無商業價值

第二類一 貴集團於中國租賃的物業權益

	物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值港元
2.	位於中國福建省福州市湖東路154號中山大廈A座三十一及三十二層的辦公室單位	該等辦公室單位位於一幢一九九五年落成三十二層高的樓宇，包括三間位於第三十一層及一間位於第三十二層的辦公室。 該等物業總建築樓面面積約為1,876.03平方米。 該三個位於第三十一層的辦公室單位由一位獨立第三者租予福州超大現代農業發展有限公司，面積778.60平方米，租賃期由二零零零年八月十五日起至二零零一年八月十四日止，為期一年，月租每平方米人民幣55元。 該個位於第三十二層的辦公室單位由一位獨立第三者租予福建超大綠色農業發展有限公司，面積566.18平方米，租賃期由一九九九年一月一日起至二零零一年十二月三十一日止，為期三年，第一年月租每平方米人民幣66元，第二及第三年租金為人民幣72.6元。	該等物業現由 貴集團佔用作辦公室用途。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
3. 位於中國福建省福州市黃山鎮黃山高科技農場內的土地、多幢樓宇及構築物	該七幢樓宇及構築物建於一幅面積45畝（約30,000平方米）的土地上。 該等一九九七年落成的樓宇及構築物總建築樓面面積約為1,157.18平方米。 該等樓宇及構築物包括一幢辦公室樓宇、兩幢私人宿舍及四間溫室。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃期由一九九九年一月一日起計，為期三十年。 貴集團須於一九九九年一月一日至二零零零年十二月三十一日期間，支付業主共人民幣7,200,000元作為租金的一部份，該筆款項分二十四個月支付，每月支付人民幣300,000元。由二零零零年一月一日至二零二八年十二月三十一日， 貴公司須每月支付額外租金人民幣2,500元。	該等物業現由 貴集團佔用作研究及開發用途。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
4. 位於中國福建省漳州市后房農場生產基地的土地	該物業包括一幅總面積100畝(約66,667平方米)的農地。 該等物業由一位獨立第三者按三份租賃協議，租予 貴公司的附屬公司福州超大現代農業發展有限公司(前稱福州天翔實業有限公司)，該等協議的詳情已載於下列附註1至3。	該等物業現由 貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 根據於一九九七年八月十三日簽訂的租賃協議，該幅面積20畝(約13,333平方米)的土地由一位獨立第三者租予福州天翔實業有限公司作為農地用途，租賃期由一九九七年十月一日起計，為期二十五年。由一九九七年十月一日起至二零零二年十二月三十一日止期間的年租金為每畝人民幣300元(約每平方米人民幣0.45元)；由二零零三年一月一日起至二零零七年十二月三十一日止期間的年租金為每畝人民幣450元(約每平方米人民幣0.67元)；由二零零八年一月一日起至二零二二年十二月三十一日止期間的年租金為每畝人民幣500元(約每平方米人民幣0.75元)。

2. 根據於一九九八年一月十五日簽訂的租賃協議，該幅面積30畝(約20,000平方米)的土地由一位獨立第三者租予福州天翔實業有限公司作為農地用途，租賃期由一九九八年三月一日起計，為期二十四年。由一九九八年三月一日起至二零零二年十二月三十一日止期間的年租金為每畝人民幣300元(約每平方米人民幣0.45元)；由二零零三年一月一日起至二零零七年十二月三十一日止期間的年租金為每畝人民幣450元(約每平方米人民幣0.67元)；由二零零八年一月一日起至二零二二年十二月三十一日止期間的年租金為每畝人民幣500元(約每平方米人民幣0.75元)。

3. 根據於一九九九年八月十八日簽訂的租賃協議，該幅面積50畝(約33,334平方米)的土地由一位獨立第三者租予福州天翔實業有限公司作為農地用途，租賃期由一九九九年十月一日起計，為期二十三年。由一九九九年十月一日起至二零零二年十二月三十一日止期間的年租金為每畝人民幣300元(約每平方米人民幣0.45元)；由二零零三年一月一日起至二零零七年十二月三十一日止期間的年租金為每畝人民幣450元(約每平方米人民幣0.67元)；由二零零八年一月一日起至二零二二年十二月三十一日止期間的年租金為每畝人民幣500元(約每平方米人民幣0.75元)。

	物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
5.	位於中國福建省惠安縣黃塘鎮生產基地的土地	該物業包括一幅總面積3,000畝（約2,000,000平方米）的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年一月一日起計，為期三十年，年租金為每畝人民幣400元（約每平方米人民幣0.6元）。	該等物業現由　貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 貴公司須於一九九九年十二月三十日至二零零零年九月三十日期間支付每畝租金人民幣3,000元（約每平方米人民幣4.50元）。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
6. 位於中國福建省莆田縣仙游鐘山鎮生產基地的土地	該物業包括一幅總面積8,250畝（約5,500,028平方米）的農地。 總面積為7,650畝（約5,100,026平方米）的土地由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年一月一日起計，為期三十年，首3,500畝租賃期由收地日起至二零二九年十二月三十一日，其餘4,150畝年租金為每畝人民幣350元（約每平方米人民幣0.52元）。 總面積為600畝（約400,002平方米）的土地由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年四月八日起計，為期五十年，年租金為每畝70斤稻米，而稻米的單位價格則參考本地市場價格後磋商釐定。	該等物業現由 貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 就該幅總面積7,650畝的土地， 貴公司須於二零零零年一月六日至二零零零年九月三十日期間支付每畝租金人民幣3,000元（約每平方米人民幣4.50元）。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

	物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
7.	位於中國福建省福州市連江部隊農場生產基地的土地	該物業包括一幅總面積2,149.9畝（約1,433,274平方米）的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年一月一日起計，為期三十年，年租金為每畝人民幣260元（約每平方米人民幣0.39元）。	該等物業現由　貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 貴公司須於一九九九年十二月二十八日至二零零零年十二月三十一日期間支付每畝租金人民幣3,000元（約每平方米人民幣4.50元）。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

8.	位於中國福建省尤溪縣湯川鄉生產基地的土地	該物業包括一幅總面積3,290畝（約2,193,344平方米）的農地。 該物業由一位獨立第三者租予福建超大綠色農業發展有限公司作為農業用途，租賃期由二零零零年一月一日起計，為期三十年，首600畝租賃期由收地日起至二零二九年十二月三十一日，其餘2,690畝年租金為每畝人民幣100元（約每平方米人民幣0.15元）。	該等物業現由　貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 貴公司須於一九九九年十二月二十三日至二零零零年十二月三十日期間支付每畝租金人民幣3,000元（約每平方米人民幣4.50元）。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

	物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
9.	位於中國福建省連江縣浦口鎮松塢村原福州松塢龍眼示範場生產基地的土地	該物業包括一幅總面積250畝(約166,668平方米)的農地。 該物業由一位獨立第三者租予 貴公司的全資附屬公司福州超大現代農業發展有限公司作農業用途，租賃期由二零零零年九月一日起計，為期三十年，年租金為每畝400斤稻米，而稻米的單位價格參考本地市場價格後磋商釐定。	該等物業現由 貴集團佔用作農產品生產基地。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
10. 位於中國福建省福州市晉安區嶺頭鄉吾洋村及貴洋村生產基地的土地	該物業包括一幅總面積800畝(約533,336平方米)的農地。 該物業由一位獨立第三者租予 貴公司的全資附屬公司福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年九月一日起至二零四五年十二月三十一日止，為期四十五年另三個月。 該物業由二零零零年九月一日至二零零九年十二月三十一日止的年租金為每畝人民幣280元(約每平方米人民幣0.42元)。 該物業由二零一零年一月一日至二零一九年十二月三十一日止的年租金為每畝人民幣450元(約每平方米人民幣0.67元)。 該物業由二零二零年一月一日至二零三四年十二月三十一日止的年租金為每畝人民幣580元(約每平方米人民幣0.87元)。 該物業由二零三五年一月一日至二零四五年十二月三十一日止的年租金為每畝人民幣800元(約每平方米人民幣1.20元)。	該等物業現由 貴集團佔用作農產品生產基地。	無商業價值

	物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
11.	位於中國福建省閩侯縣南嶼鎮南旗村及南井村生產基地的土地	該物業包括一幅總面積400畝(約266,668平方米)的農地。 該物業由一位獨立第三者租予　貴公司的全資附屬公司福州超大現代農業發展有限公司作農業用途，租賃期由二零零零年九月一日起計，為期三十年，年租金人民幣為每畝50斤稻米，而稻米的單位價格參考本地市場價格後磋商釐定。	該等物業現由　貴集團佔用作農產品生產基地。	無商業價值
12.	位於中國海南省東方市大田縣生產基地的土地	該物業包括一幅總面積4,400畝(約2,933,348平方米)的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年七月一日起計，為期三十年，年租金為每畝人民幣700元(約每平方米人民幣1.05元)。	該等物業現由　貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 貴公司須於二零零零年七月一日至二零零一年六月三十日期間支付每畝租金人民幣3,000元(約每平方米人民幣4.50元)。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
13. 位於中國海南省北山洋高效生產基地的土地	該物業包括一幅總面積3,600畝(約2,400,012平方米)的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年七月一日起計，為期三十年，首2,500畝租賃期由收地日起至二零二九年六月三十日，其餘1,100畝年租金為每畝人民幣800元(約每平方米人民幣1.20元)。	該等物業現由 貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 貴公司須於二零零零年七月一日至二零零一年六月三十日期間支付每畝租金人民幣3,000元(約每平方米人民幣4.50元)。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
14. 位於中國江蘇省南京市溧水縣白馬鎮生產基地的土地	該物業包括一幅總面積2,000畝(約1,333,340平方米)的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年七月一日起計，為期三十年，年租金為每畝人民幣380元(約每平方米人民幣0.57元)。	該等物業現由 貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 貴公司須於二零零零年七月一日至二零零一年六月三十日期間支付每畝租金人民幣3,000元(約每平方米人民幣4.50元)。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

	物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
15.	位於中國江蘇省南京市六合縣橫梁鎮生產基地的土地	該物業包括一幅總面積1,000畝（約666,670平方米）的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年九月一日起計，為期三十年，年租金為每畝人民幣380元.(約每平方米人民幣0.57元)。	該等物業現由　貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 貴公司須於二零零零年七月二十日至二零零一年六月三十日期間支付每畝租金人民幣3,000元(約每平方米人民幣4.50元)。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
16. 位於中國江蘇省昆山市陸家鎮生產基地的土地	該物業包括一幅總面積2,008畝（約1,338,673平方米）的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，首808畝租賃期由二零零零年七月一日起計，為期二十五年，其餘1,200畝租賃期由收地日起至二零二五年六月三十日止。 該物業的年租金如下：－ 由二零零零年七月一日至二零零五年六月三十日的年租金為每畝人民幣450元（約每平方米人民幣0.67元）； 由二零零五年七月一日至二零一零年六月三十日年租金為每畝人民幣650元（約每平方米人民幣0.97元）； 由二零一零年七月一日至二零二零年六月三十日年租金為每畝人民幣750元（約每平方米人民幣1.12元）； 由二零二零年七月一日至二零二五年六月三十日年租金為每畝人民幣850元（約每平方米人民幣1.27元）。	該等物業現由　貴集團佔用作生產農產品基地。	無商業價值

	物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值港元
17.	位於中國江蘇省吳江市莘塔鎮生產基地的土地	該物業包括一幅總面積220畝(約146,667平方米)的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年七月一日起計，為期三十年。 該物業的年租金如下：— 由二零零零年七月一日至二零零一年十二月三十一日年租金為每畝人民幣450元(約每平方米人民幣0.67元)； 由二零零二年一月一日至二零零四年十二月三十一日年租金為每畝人民幣550元(約每平方米人民幣0.82元)； 由二零零五年一月一日至二零零六年十二月三十一日年租金為每畝人民幣600元(約每平方米人民幣0.90元)； 由二零零七年一月一日至二零一五年年十二月三十一日年租金為每畝人民幣700元(約每平方米人民幣1.05元)； 由二零一六年一月一日至二零三零年六月三十日年租金為每畝人民幣900元(約每平方米人民幣1.35元)。	該等物業現由貴集團佔用作生產農產品基地。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
18. 位於中國江蘇省錫山市前洲鎮生產基地的土地	該物業包括一幅總面積470畝(約313,335平方米)的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年七月一日起計，為期二十五年。 該物業的年租金如下：— 由二零零零年七月一日至二零零三年六月三十日年租金為每畝人民幣450元(約每平方米人民幣0.67元)； 由二零零三年七月一日至二零一零年六月三十日年租金為每畝人民幣660元(約每平方米人民幣0.90元)； 由二零一零年七月一日至二零一五年六月三十日年租金為每畝人民幣780元(約每平方米人民幣1.20元)； 由二零一五年七月一日至二零二五年六月三十日年租金為每畝人民幣900元(約每平方米人民幣1.35元)。	該等物業現由 貴集團佔用作生產農產品基地。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
19. 位於中國山東省高密市周陽鄉國家級農業綜合開發區生產基地的土地	該物業包括一幅總面積3,000畝(約2,000,010平方米)的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年七月一日起計，為期二十五年。 該物業的年租金如下：一 由二零零零年七月一日至二零零三年六月三十日年租金為每畝人民幣380元(約每平方米人民幣0.57元)； 由二零零三年七月一日至二零一零年六月三十日年租金為每畝人民幣680元(約每平方米人民幣1.02元)； 由二零一零年七月一日至二零二五年六月三十日年租金為每畝人民幣880元(約每平方米人民幣1.32元)。	該等物業現由 貴集團佔用作生產農產品基地。	無商業價值
20. 位於中國山東省瓦房店市李店鎮生產基地的土地	該物業包括一幅總面積1,100畝(約733,337平方米)的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年七月一日起計，為期三十年，年租金每畝為人民幣300元(約每平方米人民幣0.45元)。	該等物業現由 貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 貴公司須於二零零零年七月一日至二零零一年六月三十日期間支付每畝租金人民幣3,000元(約每平方米人民幣4.50元)。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
21. 位於中國山東省大連市炮台經濟開發區生產基地的土地	該物業包括一幅總面積1,900畝（約1,266,673平方米）的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年七月一日起計，為期三十年，年租金為每畝人民幣300元（約每平方米人民幣0.45元）。	該等物業現由貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 貴公司須於二零零零年七月一日至二零零一年六月三十日期間支付每畝租金人民幣2,880元（約每平方米人民幣4.32元）。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
22. 位於中國廣東省梅縣扶大鎮生產基地的土地	該物業包括一幅總面積1,000畝（約666,670平方米）的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年七月一日起計，為期三十年，年租金為每畝人民幣500元（約每平方米人民幣0.75元）。	該等物業現由貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 貴公司須於二零零零年七月一日至二零零零年十二月三十一日期間支付每畝租金人民幣3,000元（約每平方米人民幣4.50元）。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
23. 位於中國陝西省咸陽市白邑縣能角鎮生產基地的土地	該物業包括一幅總面積5,500畝(約3,666,685平方米)的農地。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司作為農業用途，租賃期由二零零零年七月一日起，為期三十年，年租金為每畝人民幣300元(約每平方米人民幣0.45元)。	該等物業現由　貴集團佔用作生產農產品基地。	無商業價值

附註：

1. 貴公司須於二零零零年七月一日至二零零一年三月三十一日期間支付每畝租金人民幣2,000元(約每平方米人民幣3.00元)。於整段租賃期內，除此筆代價外，業主不得調升租金或於年租金以外附加任何額外費用。

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
24. 位於中國福建省福州市晉安區新店鎮西園村坑頭加工中心的土地及樓宇	該等物業單位為位於一幢一九九八年落成的四層高綜合用途樓宇的第一、二及三層，總面積1,635平方米，該幢綜合用途樓宇建於一幢面積12畝(約800,004平方米)的土地上。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃期由二零零零年一月一日起至二零一九年十二月三十一日止，為期二十年，首六個月月租人民幣8,800元，餘下年期年租金人民幣164,250元。	該等物業現由　貴集團佔用作加工生產及包裝農產品用途。	無商業價值

	物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
25.	位於中國福建省莆田縣仙游中山鎮中山街的商業樓宇2樓的辦公室及三間貨倉	該等物業單位位於一幢一九九七年落成的兩層高商業樓宇的第二層，面積600平方米，另外三幢二零零零年落成的貨倉總面積為300平方米。 該等物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃期由二零零零年七月一日起至二零一零年六月三十日止，為期十年，年租金人民幣30,000元。	該等物業現由 貴集團佔用作辦公室及貨倉。	無商業價值
26.	位於中國廣東省高明市楊梅鎮楊梅管理區畜牧基地的土地、多幢樓宇及構築物	該等物業包括建於一幅28畝(約18,667平方米)的土地上的六幢樓宇及構築物。 該等於一九九零年落成的樓宇及構築物的總建築樓面面積約為1,500平方米。	該等物業現由 貴集團佔用作研究及繁殖布爾山羊的生產基地。	無商業價值

附註：

1. 該物業由一位獨立第三者租予福建超大畜牧業有限公司，租賃期由一九九九年一月一日起至二零一四年十二月三十一日止，為期十五年，年租金為人民幣50,000元，按每年5%升幅調整。

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
27. 位於中國福建省福州市晉安區西園村畜牧基地的土地、多幢樓宇及構築物	該等包括四幢樓宇及構築物的物業建於一幅面積約3畝(約2,000平方米)的土地上。 該等一九八二年落成的樓宇及構築物總建築樓面面積約為1,500平方米。 該物業由一位獨立第三者租予 貴公司的全資擁有附屬公司福建超大畜牧業有限公司，租賃期由二零零零年九月一日起至二零一零年八月三十日止，為期十年。 第一年年租金為人民幣25,000元，第二年年租金為人民幣30,000元，餘下年期每年按5%調加租金。	該等物業現由 貴集團佔用作研究繁殖布爾山羊生產基地用途。	無商業價值
28. 位於中國福建省福州市西洪小區3座1號地下店面	該物業位於一幢一九九五年落成的十層高商業/住宅樓宇的地下店舖，面積50.70平方米。 該物業由一位獨立第三者租予福建超大綠色農業發展有限公司，租賃期由一九九九年一月一日起至二零零九年一月一日止，為期十年，月租人民幣2,400元。	該等物業現由 貴集團佔用作零售商店。	無商業價值

	物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
29.	位於 中國 福建省 福州市 鼓樓區 開元新村B10座 9號地下店面	該物業位於一幢一九九五年落成的九層高商業/住宅樓宇的地下店舖，面積18平方米。 該等物業由一位獨立第三者租予福建超大綠色農業發展有限公司，租賃期由一九九九年一月一日起至二零零九年一月一日止，為期十年，月租人民幣1,100元。	該等物業現由 貴集團佔用作零售商店。	無商業價值
30.	位於 中國 福建省 福州市 鼓樓區 冶山路10號 林業西辦公樓 地下617號店面	該物業位於一幢一九八四年落成的五層高商業/住宅樓宇的地下店舖，面積36平方米。 該物業由一位獨立第三者租予福建超大綠色農業發展有限公司，租賃期由一九九九年一月一日起至二零一九年一月一日止，為期二十年，月租人民幣3,340元。	該等物業現由 貴集團佔用作零售商店。	無商業價值
31.	位於 中國 福建省 福州市 鼓樓區 中山路23號 地下5號店面	該物業位於一幢一九九七年落成的一層高商業/住宅樓宇的地下店舖，面積17平方米。 該物業由一位獨立第三者租予福建超大綠色農業發展有限公司，租賃期由一九九九年一月一日起至二零一四年一月一日止，為期十五年，年租金人民幣12,000元。	該等物業現由 貴集團佔用作零售商店。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
32. 位於中國福建省福州市鼓樓區井大路慶城農貿市場內C區的店面	該物業位於一幢一九九五年落成的九層高商業樓宇地下的C區交易市場的店舖，面積120平方米。 該等物業由一位獨立第三者租予福建超大綠色農業發展有限公司，租賃期由二零零零年六月一日起至二零零五年五月三十一日止，為期五年，由二零零零年六月一日起至二零零二年十二月三十一日，月租每平方米人民幣65元，餘下租賃期按每年5%升幅(按之前一年租金數額計算)調整。	該等物業現由 貴集團佔用作零售商店。	無商業價值
33. 中國福建省福州市晉安區茶園路實達溫泉花園地下1號店面	該物業位於一幢一九九九年落成的一層高商業/住宅樓宇的地下店舖，面積44.39平方米。 該物業由一位獨立第三者租予福建超大綠色農業發展有限公司，租賃期由一九九九年一月一日起至二零一四年一月一日止，為期十五年，月租人民幣2,200元。	該等物業現由 貴集團佔用作零售商店。	無商業價值
34. 中國福建省福州市鼓樓區北大路華富花園北大店面138號場所	該物業位於一幢一九九七年落成的九層高商業/住宅樓宇的地下店舖，面積100平方米。 該物業由一位獨立第三者租予福建超大綠色農業發展有限公司，租賃期由二零零零年六月二十五日起至二零零三年六月二十四日止，為期三年，第一年月租人民幣8,500元，按每年3%升幅調整。	該等物業現由 貴集團佔用作零售商店。	無商業價值

	物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
35.	位於中國福建省福州市鼓西路華湖花園地下1＃3號店面	該物業位於一幢一九九九年落成的九層高商業/住宅樓宇的地下店舖，面積86.62平方米。 該物業由一位獨立第三者租予福建超大綠色農業發展有限公司，租賃期由二零零零年七月一日起至二零零一年六月三十日止，為期一年，月租人民幣5,630元。	該等物業現由 貴集團佔用作零售商店。	無商業價值
36.	位於中國江蘇省南京市新民路29號地下店面	該物業位於一幢一九九四年落成的七層高商業/住宅樓宇的地下店舖，面積303平方米。 該等物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃期由二零零零年一月一日起至二零一五年一月一日止，年租金人民幣100,000元。	該等物業現由 貴集團佔用作零售商店。	無商業價值
37.	位於中國江蘇省南京市碧樹園街碧樹園15-9號地下店面	該物業位於一幢一九九八年落成的兩層高商業/住宅樓宇的地下店舖，面積40.72平方米。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃期由一九九九年十二月二十日起至二零零二年十二月十九日止，為期三年，年租金人民幣26,470元。	該等物業現由 貴集團佔用作零售商店。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
38. 位於中國福建省福州市台江區鰲峰州閩江路蔬菜交易3場50號場位	該物業位於一幢約一九九八年落成的一層高商業樓宇的地下一個市場攤檔，面積為60平方米。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃期由二零零零年三月一日起至二零零四年十二月三十一日止，為期四年另九個月，年租金為人民幣27,000元，並按每年不高於10%升幅作調整，按金為人民幣2,150,000元。	該等物業現由 貴集團佔用作批發用途。	無商業價值
39. 位於中國福建省廈門市禾山鎮劉厝社的商業樓宇	該物業包括一幢約於一九九零年落成、面積500平方米的四層高商業樓宇。 該物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃期由二零零零年七月五日起至二零零三年七月四日止，為期三年，年租金為人民幣32,000元。	該等物業現由 貴集團佔用作商業用途。	無商業價值
40. 中國福建省惠安縣黃塘鎮下坂自然村233樓房1樓	該物業位於一幢一九九零年落成的三層高商業／住宅樓宇的第一層。該等物業面積為210平方米。 該物業由一位獨立第三者租予 貴公司惠安生產基地，租賃期由二零零零年七月一日起至二零零五年六月三十日止，為期五年，月租人民幣800元。	該等物業現由 貴集團佔用作辦公室及員工宿舍用途。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
41. 中國福建省福州市公正新村13座第三層及第四層	該等物業位於一幢一九八五年落成四層高的住宅樓宇的第三及四層。該等物業面積約為300平方米。 該物業由一位獨立第三者租予 貴公司的全資附屬公司福州超大現代農業發展有限公司。 該個位於第三層的物業租賃期由二零零零年四月一日起至二零零一年三月三十一日止，為期一年。該個位於第四層的物業租賃期由二零零零年五月一日起至二零零一年三月三十一日止，為期十一個月。該兩層物業的首個月租金為人民幣2,200元，其餘租賃期月租為人民幣2,500元。	該等物業現由 貴集團佔用作員工宿舍用途。	無商業價值
42. 中國山東省青島市閩江路62號12號樓2單元102室	該辦公室位於一幢一九九六年落成的五層高的辦公室樓宇的第一層。該等物業面積為109平方米。 該物業由一位獨立第三者租予 貴公司，租賃期由二零零零年六月二十日起至二零零一年六月二十日止，年租金人民幣15,000元。	該等物業現由 貴集團佔用作辦公室用途。	無商業價值
43. 位於中國山東省大連市沙河口區長興街2-5號第六層的三個辦公室單位	該三個辦公室物業位於一幢一九九一年落成、六層高的辦公室樓宇的第六層。該等物業面積為96.3平方米。 由一位獨立第三者租予福州超大現代農業發展有限公司大連分辦事處，租賃期由二零零零年六月八日起至二零零一年六月七日止，為期一年，月租為人民幣2,000元。	該等物業現由 貴集團佔用作辦公室用途。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
44. 位於中國山東省高密市周陽鄉周陽村的辦公室	該等物業包括一幢一層高樓宇，總建築樓面面積為600平方米。該等樓宇及構築物於一九九三落成。 該等物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃由二零零零年七月十五日起至二零零一年七月十四日止，為期一年，每月租金人民幣2,100元。	該等物業現由 貴集團佔用作辦公室用途。	無商業價值
45. 位於中國江蘇省上海市寶山區逸仙路803號廠區吉普河南側的廠房	該等物業位於一幢一九九零年落成的兩層高工業樓宇第一層的工場。該等物業面積為380平方米。 該物業由一位獨立第三者租予 貴公司上海分辦事處，租賃期由二零零零年六月十一日起至二零零一年六月十日止，為期一年，年租金人民幣70,000元。	該等物業現由 貴集團佔用作生產用途。	無商業價值
46. 中國江蘇省南京市和燕路251號9樓B902及B903室	該物業位於一幢一九九五年落成的二十八層高樓宇的9樓兩個辦公室單位，總面積213平方米。 該B902室單位由一位獨立第三者租予福州超大現代農業發展有限公司，面積100平方米，租賃期由二零零零年七月一日起至二零一五年七月一日止，年租金人民幣11,400元。 該B903室單位由一位獨立第三者租予福州超大現代農業發展有限公司，面積113平方米，租賃期由二零零零年十二月一日起至二零一五年十二月一日止，為期十五年，年租金人民幣12,721.36元。	該等物業現由 貴集團佔用作辦公室。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
47. 中國陝西省西安市蓮湖區習武路15號陝西省轉業幹部培訓中心行政樓一層110及112號房間	該等物業位於一幢一九八四年落成的四層高的辦公室樓宇的第一層兩個辦公室單位。該等物業面積為51.4平方米。 該110室單位由一位獨立第三者租予福州超大現代農業發展有限公司西安分辦事處，租賃期由二零零零年五月二十日起至二零零零年十二月三十一日止，為期七個月，月租人民幣450元。 該112室單位由一位獨立第三者租予福州超大現代農業發展有限公司西安分辦事處，租賃期由二零零零年九月一日起至二零零零年十二月三十一日止，為期四個月，月租人民幣450元。	該等物業現由 貴集團佔用作辦公室用途。	無商業價值
48. 中國廣東省廣州市海珠區嘉仕花園嘉豪閣C1及C2號舖位	該等物業位於一幢一九九九年落成、八層高商業/住宅樓宇的地下兩個店舖單位。 該等物業面積約為46.55平方米。 該物業由一位獨立第三者租予 貴公司廣州分辦事處，租賃期由二零零零年八月十八日起至二零零五年八月十八日止，為期五年，首三年每月租金人民幣1,500元，餘下兩年按10%的增幅調整租金。	該等物業現由 貴集團佔用作零售商店。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
49. 位於中國海南省三亞市藤橋鎮的三幢樓宇	該等物業包括三幢一層高的商業/住宅樓宇，總建築樓面面積150平方米，於一九九七落成。 該等物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃由二零零零年七月一日起至二零零一年六月三十日止，為期一年，月租人民幣3,000元。	該等物業現由 貴集團佔用作辦公室及員工宿舍用途。	無商業價值
50. 中國安徽省合肥市風和園12幢601室	該等物業位於一幢一九九六年落成、六層高的辦公室樓宇的第六層的一個辦公室單位。 該等物業面積為107.69平方米，由一位獨立第三者租予福州超大現代農業發展有限公司合肥分辦事處，租賃期由二零零零年五月十八日起至二零零一年五月十七日，為期一年，月租為人民幣700元，按金為人民幣1,000元。	該等物業現由 貴集團佔用作辦公室用途。	無商業價值
51. 位於中國廣東省廣州市海珠區三滘鄉後滘村樓房11弄7號第一至第三層	該等物業位於一幢一九九七年落成、四層高的商業/住宅樓宇的第一、二及三層。該等物業面積為99.06平方米。 該物業由一位獨立第三者租予 貴公司廣州分辦事處，租賃期由二零零零年四月五日起至二零零二年四月四日止，為期二年，月租為人民幣1,720元，按金為人民幣1,720元。	該等物業現由 貴集團佔用作辦公室及員工宿舍用途。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
52. 位於中國海南省東方市大田鄉二甲村的樓房	該等物業包括一幢於一九九五年落成的兩層高住宅／辦公室樓宇。該物業樓面面積為80平方米。 該等物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃由二零零零年七月一日起至二零零一年六月三十日止，為期一年，月租為人民幣4,000元。	該等物業現由 貴集團佔用作辦公室及員工宿舍用途。	無商業價值

第三類－ 貴集團於中國簽訂的租約並將租予 貴集團的物業權益

53. 位於中國福建省漳州市鄉城區石亭鎮生產基地的土地	該物業包括一幅總面積400畝(約266,668平方米)的農地。 該等物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃由二零零零年十月一日起計，為期二十五年。 年租金如下： 由租賃期第一年至第五年，每畝人民幣400元(約每平方米人民幣0.60元)。 由租賃期第六至第十五年，每畝人民幣680元(約每平方米人民幣1.02元)。 由租賃期第十六年至租賃期結束，每畝人民幣990元(約每平方米人民幣1.48元)。	該等物業於估值日後租予 貴集團。於本售股章程日期，該等物業現由 貴集團佔用作農產品生產基地。	無商業價值

物業	概況及年期	佔用詳情	於二零零零年九月三十日貴集團應佔公開市值 港元
54. 位於中國福建省漳州市鄉城區永泰鄉盤古鎮生產基地的土地	該物業包括一幅總面積3,000畝(約2,000,010平方米)的農地。 該等物業由一位獨立第三者租予福州超大現代農業發展有限公司，租賃由二零零零年十月一日起計，為期二十年。 年租金如下： 由租賃期第一年至第三年，每畝人民幣450元(約每平方米人民幣0.67元)。 由租賃期第四至第八年，每畝人民幣650元(約每平方米人民幣0.97元)。 由租賃期第九年至第十五年，每畝人民幣780元(約每平方米人民幣1.17元)。 由租賃期第十六年至租賃期結束，每畝人民幣950元(約每平方米1.42元)。	該等物業於估值日後租予　貴集團。於本售股章程日期，該等物業現由　貴集團佔用作農產品生產基地。	無商業價值

下文所載為本公司新章程大綱及公司章程的若干條文及開曼群島公司法若干方面的概要。

本公司的組織章程

1. 公司組織章程大綱

章程大綱乃於二零零零年十一月二十三日採納，其中規定本公司股東承擔有限之責任，且本公司的成立宗旨並無限制(包括可作為控股及投資公司)，且本公司應有全部權力和授權實現任何法律並無禁止的目標，正如公司法第7(4)條所規定，本公司亦將擁有，且能夠全面行使作為一個自然人所應有的全部行為能力，而不論公司法第27(2)條有關公司利益的規定，惟由於本公司為獲豁免公司，本公司不會在開曼群島與任何人士、商號或公司進行交易(為促進本公司在開曼群島外進行的業務者除外)。

本公司的宗旨載於章程大綱第3條。公司組織大綱在附錄六「備查文件」一節內所載的地址可供查閱。

2. 公司章程

公司章程乃於二零零零年十一月二十三日採納，並包括以下規定：

A. **股份類別**

本公司股本包括普通股。

B. **董事**

(a) *配發及發行股份的權力*

根據公司法及章程大綱及公司章程，本公司的未發行股份(不論為原股本的部份或任何新增股本)得由董事處置，董事可在其認為適當的時間，按其認為適當的代價及條款，向其認為適當的人士發售或配發股份或授予購股權或以其他方式處置。

按照公司章程的規定及本公司於股東大會作出的任何決定並且不損害任何股份持有人獲賦予或任何類別股份所附的任何特別權利，董事可在其認為適當的時間，按其認為適當的代價，向其認為適當的人士發行附有該等優先權、遞延權、資格權或其他特權或限制(無論有關股息、投票權、資本歸還或其他方面)的股份。按照公司法的規定及授予任何股份的持有人的任何特權或附於任何類別股份的特權，經特別決議案批准，任何股份的發行條款可規定由本公司或股份持有人選擇將股份贖回。

(b) 出售本公司或任何附屬公司的權力

本公司的業務由董事管理。除了公司章程指明董事獲得的權力及授權，董事在不違反公司章程或其他由本公司在股東大會不時制定的規則(惟本公司在股東大會制定的規則，不得使董事在之前所進行而當未有該規則時原應有效的事項無效)，且與上述公司法及公司章程並無抵觸的情況下，可行使本公司一切權力及進行一切事項，而該等權力及事項並非公司章程指明或由股東大會規定須由本公司行使或進行者。

(c) 離職補償或付款

向董事或前任董事支付款項作為離職補償，或其退任代價或有關付款(並非合約規定須付予董事者)必須事先獲得本公司在股東大會批准。

(d) 給予董事的貸款

公司章程有關於禁止給予董事及聯繫人等貸款的規定，與公司條例的限制相同。

(e) 資助購買股份

根據所有一切適用法例，本公司可向本公司、其附屬公司或任何控股公司或該控股公司的任何附屬公司的僱員提供資助以使彼等可購買本公司或任何該等附屬公司或控股公司的股份。此外，根據所有適用法例，本公司可向信託人提供財政資助，以收購本公司的股份或為本公司、其附屬公司、任何本公司的控股公司或任何該等控股公司的任何附屬公司的僱員(包括受薪董事)的利益而持有的任何該等附屬公司或控股公司股份。

(f) 披露在與本公司或其任何附屬公司所訂立合約中的權益

任何董事或建議委任的董事不得因其職位而失去以賣方、買方或任何其他身份與本公司訂立合約的資格，且任何該等合約或由本公司或本公司的代表與任何人士、公司或合夥人而任何董事為其中的股東或於其中有利益關係訂立的其他合約或安排亦不得因此撤銷。參加訂約或身為股東或有此利益關係的任何董事毋須因其董事職務或由此而建立的受託關係，向本公司交代其由任何此等合約或安排所獲得的溢利，惟倘其於該等合約或安排中擁有重大權益，則須盡早於其可出席的董事會(「董事會」)會議上，特別申明或以一般通告的方式(表明鑑於通告所列的事實，彼須被視為於本公司或會訂立的特定類別的任何合約中擁有權益)申明其權益的性質。

董事不得就其有重大利益的合約或安排的任何董事決議案投票(亦不可計入會議的法定人數內)；惟此項限制不適用於下列任何情況：

(i) 就董事在本公司、其控股公司或其任何附屬公司的要求下或為該等公司的利益借出款項或引致責任而向該董事提供任何抵押或賠償保證；

(ii) 就董事本身為本公司或其任何附屬公司的債項或債務作出全部或部份擔保或抵押而向第三者提供任何抵押或賠償保證；

(iii) 有關提呈發售本公司或任何本公司可能創辦或擁有權益的其他公司股份、債券或其他證券（或由本公司或該等公司發售）以供認購或購回，而董事因有參與出售建議的包銷或分包銷而有利益關係的任何建議；

(iv) 與董事僅以高級職員、行政人員或股東身份直接或間接擁有權益或該董事實益擁有其股份的任何其他公司有關的任何建議，惟該董事連同其任何聯繫人等並無實益擁有該公司（或其權益藉任何第三公司取得）的任何類別的已發行股本或投票權百分之五或以上的權益除外）；

(v) 有關本公司或其任何附屬公司的僱員利益的任何建議或安排包括：

(aa) 採納、修改或執行董事可能佔有利益之任何僱員購股權計劃或任何股份獎勵計劃或購股權計劃；

(bb) 有關採納、修改或執行有關本公司或各附屬公司董事及僱員的養老金或公積金、退休、身故或傷殘撫恤計劃的建議或安排，而該等建議或安排並無給予任何董事一般不會給予與該計劃或基金有關的人士的特權或利益；及

(vi) 董事僅因持有本公司股份或債券或本公司其他證券的權益而與其他持有本公司股份或債券或本公司其他證券的人士以相同方式擁有權益的合約或安排。

(g) **酬金**

董事可就其服務收取由董事會或本公司於股東大會（視乎情況而定）不時釐定的酬金。除非經決議案另有規定，否則酬金按董事同意的比例及方式分派予董事，如未能達成協議，則由各董事平分，惟任職時間少於整段有關酬金期間的董事僅可按其任職時間比例收取酬金。該等酬金為擔任本公司受薪職位的董事因擔任該等職位而獲得的任何其他酬金以外的酬金。

董事在執行董事職務時可報銷所有合理的支出，包括出席董事會會議、委員會會議或股東大會的往返交通費，或處理本公司業務或執行董事職務的其他費用。

倘任何董事應要求向本公司提供任何特殊或額外服務，則董事會可向其支付額外酬金。此種額外酬金可以薪金、佣金或分享溢利或其他方式支付予該董事，作為其擔任董事所得一般酬金外的額外報酬或代替其一般酬金。

董事會可不時釐定執行董事或獲本公司委任執行其他管理職務的董事的酬金，以薪金、佣金或分享溢利或其他方式或以上全部或任何方式支付，並可包括由董事會不時決定

的其他福利(包括購股權及／或養老金及／或撫恤金及／或其他退休福利)及津貼。上述酬金為其作為董事原應收取的酬金以外之報酬。

(h) 退任、委任及免職

董事會可不時或隨時委任任何人士出任董事，以填補臨時空缺或出任新增的董事職位。按上述方式委任的董事任期將於本公司下屆股東週年大會舉行時屆滿，屆時可於會上以普通決議案重選留任。

本公司可通過特別決議案辭退任何董事，並通過普通決議案委任其他人士填補其職位。本公司亦可通過普通決議案選任任何人士為董事，以填補臨時空缺或出任新增的董事職位。按上述方式委任的董事任期將於本公司下屆股東週年大會舉行時屆滿，屆時可於會上重選留任，但在股東大會決定應輪流退任的董事人選時不會把該等董事包括在內。除於股東大會退任的董事外，任何未經董事推薦的人士均不可於任何股東大會獲選為董事，除非早於大會指定舉行日期前不少於七日但不超過二十八日以內，由有資格出席大會並於會上投票的本公司股東(非該獲提名人士)以書面通知本公司秘書，擬於會上提名該名人士參加選舉，且提交該名獲提名人士簽署的書面通知以證明其願意參與選舉。

董事毋須以持有股份作為出任董事的資格，出任董事亦無年齡限制。

在下列情況下董事須離職：

(i) 如彼以書面辭職；

(ii) 如有管轄權的法院或政府官員因董事現時或可能神志失常或因其他原因而不能處理其事務且董事會議決將其撤職；

(iii) 如未告假而連續十二個月缺席董事會會議(除非已委任代理董事代其出席)且董事會議決將其撤職；

(iv) 如董事破產或獲指令被接管財產或被停止支付款項或與其債權人全面達成還款安排協議；

(v) 如法例或公司章程規定不再或被禁止出任董事；

(vi) 如由當時董事會成員(包括其本身)不少於四分之三(倘非整數，則以最接近的較低整數為準)的董事簽署的書面通知將其撤任；或

(vii) 如根據公司章程本公司股東特別決議案將其撤任。

於本公司每屆股東週年大會上，三分之一在任董事須輪流退任，但董事總經理或聯席董事總經理則除外。每名董事的任期僅至其須輪流退任的股東週年大會結束止，屆時有資格於會上當選連任。在不違反章程章則的規定下，本公司可於每屆股東週年大會上選舉一名人士以填補每位董事退任的空缺。

(i) 借貸權力

董事可按其的酌情權不時行使本公司全部權力以籌措或借貸或擔保給予本公司的任何款額及按揭或質押其承諾、物業及資產（現時及日後者）及未催繳股本或其任何部份。

(j) 董事會會議議事程序

董事會可在世界任何地點舉行會議以進行業務、休會或以其認為適當的方式處理會議。董事會會議提出的問題須由大多數投票表決。如出現同等票數，則會議主席可投第二票或決定票。

C. 修訂公司組織章程文件

除以特別決議案通過外，不得組織章程大綱或公司章程。

D. 修訂現有股份或股份類別之權利

如本公司股本在任何時間分為不同類別股份時，在公司法的規定下，除非某類股份的發行條款另有規定，任何類別股份所附有的全部或部份特別權利，可經由不少於持有該類已發行股份面值四分三之持有人書面同意，或經由該類股份持有人在另行召開的股東大會上通過特別決議案批准而修訂或廢除。公司章程中關於股東大會的所有規定作出必要修訂後，適用於該等另行召開的大會，惟該等大會或其續會的法定人數須為於召開有關會議之日合共持有該類已發行股份面值不少於三分一之人士（或其代表）。任何持有該類股份的股東或其代表均有權要求投票表決。

除非有關股份所附權利或發行條款另有規定，否則賦予任何類別股份持有人的特別權利，不得因設立或發行與其享有同等權益的股份而被視為被修訂。

E. 更改股本

不論當時是否所有法定股本已經發行，亦不論當時所有已發行股份是否已繳足股本，本公司可隨時在股東大會以普通決議案增設新股份而增加股本，新股本數額由有關決議案規定，並將股份分為決議案所規定的面額。

本公司可不時以普通決議案：

(i) 將所有或任何股本合併及分成為面值大於現有股份的股份。在合併已繳足股份並將其分為面值大於現有股份的股份時，董事會或須以其認為適當的方式解決任何可能出現的困難，尤其是（在不影響前述的整體原則下）須合併股份的不同持有人之間如何決定將何種股份合併為每一合併股。且倘若任何人士因股份合併而獲得不足一股的合併股份，則該零碎股份可由董事會就此委任的人士出售，該人士可將售出的零碎股份轉讓予買方，而該項轉讓的有效性不得異議，並將出售所得款項扣除有關出售費用的淨額分派予原應獲得零碎合併股份的人士，按彼等的權利或利益的比例分派，或支付予本公司而歸本公司所有；

(ii) 註銷在有關決議案當日仍未被任何人士認購或同意認購之股份，並將股本按所註銷股份面值的數額減少，惟公司法另有規定者除外；及

(iii) 將全部或部份股份面值分為少於當時章程大綱規定的數額，惟不得違反公司法的規定，且有關分拆股份的決議案可決定分拆股份持有人之間，其中一股或更多股份可較其他股份有優先或其他特別權利，或有遞延權利或限制，而該等優先或其他特別權利、遞延權利或限制為本公司可附加於未發行或新股份者。

本公司可以在符合公司法指定的條件下，以特別決議案根據任何授權形式將股本、資本贖回準備金或任何股份溢價賬減少。

F.　**特別決議案－須以大多數票通過**

根據公司章程，「特別決議案」一詞按公司法的定義指須由有權出席及投票的本公司股東在股東大會親自或(若股東為公司)由其正式獲授權代表或受委代表(若允許委任代表)以不少於四分三大多數票通過的決議案，而指明擬提呈特別決議案的有關大會通告已按照規定發出，亦包括由本公司全部有權在本公司股東大會投票的股東以書面方式在一份或多份正式文件上由一位或多位該等股東簽署批准的特別決議案，而以此方式獲採納的特別決議案的生效日期為該文件或最後一份(如超過一份)該等文件簽署的日期。

另一方面，根據公司章程，「普通決議案」一詞指須由有權出席及投票的本公司股東在根據公司章程規定舉行的股東大會親自或(如股東為公司)由其正式獲授權代表或受委代表(若允許委任代表)以簡單多數票通過的決議案，亦包括所有上述本公司股東以書面批准的普通決議案。

G.　**表決權(一般指投票表決及要求投票表決的權利)**

除任何類別股份當時附有的任何特別權利、特權或限制另有規定外，於任何股東大會上如以舉手方式表決，本公司每位親自出席股東(或若股東為公司，其正式獲授權代表)每人可投一票；如以投票方式表決，每位親自出席股東(或若股東為公司，其正式獲授權代表)或受委代表，應按在本公司股東名冊中以其名義登記的股份投票，一股一票。

如為聯名股東，則優先股東親自或透過代表投票後，其他聯名股東不得投票。就此而言，優先次序應按本公司股東名冊內有關聯名股份的股東排名為準。

被有管轄權法院或政府官員頒令指其現時或可能精神紊亂或因其他理由不能處理其事務的本公司股東，當需進行舉手或投票表決時可由其他在此情況下獲授權人士代其投票，而在需投票表決時，該人士可委任代表投票。

除董事另有決定外，於有關股東會議記錄日期並未登記為本公司股份持有人的股東，不得在該股東會議投票或計入法定人數內。且除非該股東已支付董事所催繳的股款或其他款項，否則該股東不得投票。

於任何股東大會上，任何提呈大會表決的決議案須以舉手方式表決，除非（在宣布以舉手方式表決所得結果之前或之時，或於撤回任何其他以投票方式表決的要求時）有正式要求以投票方式表決。以下人士可要求以投票方式表決：

(a) 大會主席；或

(b) 最少五名有權於會上投票的股東，不論是親身或其委任代表；或

(c) 任何一位或多位佔全體有權出席並於會上投票的股東的投票權總額不少於十分一的股東，不論是本身或其委任代表出席會議；或

(d) 任何持有獲賦予權利出席並於會上投票的本公司股份的實繳股款總額不少於全部獲賦予該項權利的股份實繳股款總額十分一的股東，不論是本身或其委任代表。

投票表決時可親自或委任代表投票，而本公司股東可投超過一票者在投票時毋須盡投其票數或以同一方式盡投其票數。

倘一間認可結算所（或其代理人）為本公司股東，則可授權其認為適當的人士作為代表或受委代表，出席本公司任何會議或本公司任何類別股東會議，惟倘超過一名人士獲授權，則授權或代表委任表格須列明各獲授權人士所代表的股份數目及類別。根據本規定，獲授權的人士可行使其代表的認可結算所（或其代理人）猶如本公司個別股東而可行使的同樣權力。

H. **股東週年大會**

除其他股東大會外，本公司須每年舉行一次股東週年大會，並須在召開股東週年大會的通告中指明其為股東週年大會。本公司股東週年大會舉行日期應在上屆股東週年大會閉會後十五個月內召開。

I. **賬目及核數**

按公司法的規定，董事須安排保存足以真確及公平反映本公司業務狀況及解釋其交易及其他事項所需的真確賬目。

董事可不時決定在何種情況或規例下，以及在何種程度及時間、地點公開本公司賬目或賬冊供本公司股東（本公司行政人員除外）查閱。除公司法賦予權利或獲董事授權或本公司在股東大會上所批准外，任何股東無權查閱本公司任何賬目、賬冊或文件。

董事須從首屆股東週年大會起不時安排將損益賬、資產負債表及董事會與核數師有關的報告在每屆股東週年大會向本公司股東呈報。將於股東週年大會向本公司股東呈報的文件副本須於該大會日期不少於二十一日寄予本公司各股東及本公司各債券持有人，惟本公司毋須將該等文件的印刷副本交予本公司不獲知地址的任何人士或超過一位聯名股份或債券持有人。

本公司須在任何股東週年大會委任本公司核數師並釐定其酬金，任期至下屆股東週年大會，惟本公司可在任何年度授權董事釐定核數師的酬金。

J. **會議通告及在會上處理的事項**

股東週年大會及其他為通過特別決議案而召開之股東特別大會須發出不少於二十一日的書面通告，其他股東特別大會以不少於十四日的書面通告召開。通知期不包括遞交之日或視作遞交之日及所通知之日，而通告須列明會議時間、地點及議程、將於會議中考慮的決議案詳情。如有特別事項，則須列明該事項的一般性質。召開股東週年大會的通告須指明該會議為股東週年大會，而召開會議以通過特別決議案的通告須指明擬提呈一項特別決議案。股東大會通告須發予本公司全體股東，惟按照公司章程或所持有股份的發行條款規定無權獲得該等通告者除外。

儘管本公司會議的開會通知期可能少於上述規定者，在下列情況獲得同意時，有關會議仍視作已正式召開：

(a) 由全體有權出席及投票的本公司股東或彼等的委任代表召開的股東週年大會；及

(b) 如為其他會議，則獲大多數有權出席及投票的股東(合共持有的股份以面值計不少於具有該項權利的股份之95%)。

在股東特別大會處理之事項及股東週年大會所處理的事項均被視為特別事項，惟下列事項則視為普通事項：

(a) 宣佈及批准派息；

(b) 省覽及採納賬目及資產負債表及董事會與核數師報告書；

(c) 選舉董事以替代退職的董事；

(d) 委任核數師；

(e) 釐定董事及核數師酬金或決定釐定酬金的方式；

(f) 根據下文(g)分段向董事作出授權以發售、配發或授出有關的購股權或以其他方式處理不超過本公司現時已發行股本面值20%(或上市規則不時指定的其他百分比)的本公司未發行股份及所購回的任何證券數目；及

(g) 授予董事任何授權或權力以購回本公司證券。

K. **股份轉讓**

所有股份轉讓可以通用格式或董事批准的任何其他格式的轉讓文件達成。

股份轉讓文件須由轉讓人及(除非董事另有決定)承讓人雙方或其代表簽署。在股份承讓人登記於本公司股東名冊前，轉讓人仍得視為股份的持有人。所有轉讓文件經登記後，由本公司保留。

董事可拒絕登記任何未繳足股本或本公司對之有留置權的股份轉讓。董事亦可拒絕登記任何其他股份的轉讓，除非：

(a) 轉讓文件送交董事會不時決定保存股東登記分冊的地點及(董事會作出的其他決定則除外)及轉讓股份所有權的文件連同有關股票(於登記後將予註銷)及董事合理要求的其他可證明轉讓人有權進行轉讓的文件送交本公司登記及／或就會否違反任何董事會根據公司組織章程就持有股份頒佈的限制(如有)的轉讓；

(b) 轉讓文件只涉及一類股份；

(c) 轉讓文件已蓋上釐印(如需蓋釐印者)；

(d) 如將股份轉讓給聯名持有人，則聯名持有人不得超過四名；

(e) 有關股份不涉及本公司之任何留置權；及

(f) 向本公司支付聯交所不時釐定之最高費用(或董事不時要求之較低數額)。

如董事拒絕登記股份轉讓，須在遞交轉讓文件予本公司之日期起兩個月內向轉讓人及承讓人發出拒絕登記通知。

在一份或多份董事決定的報章以廣告方式發出十四日的通告後，可暫停辦理全部股份或任何類別股份的過戶登記，其時間及限期可由董事決定。惟在任何年度內，停止辦理股份過戶登記的期間不得超過三十日或本公司股東以普通決議案決定的較長期間(該期間在任何一年均不得超過六十日)。

L. 本公司購回本身股份的權力

本公司根據公司法及公司章程可在若干限制下購回本公司的股份，惟董事須在股東於股東大會決定其方式後方可代本公司行使該項權力，並須根據聯交所與香港證券及期貨事務監察委員會或任何其他認可證券交易所不時實施的規定行使。

M. 本公司任何附屬公司擁有股份的權力

公司章程並無關於附屬公司擁有股份的規定。

N. 股息及其他分派方式

在不違反公司法及公司章程下，本公司可在股東大會宣佈以任何貨幣派發股息，惟股息總額不得高於董事所建議者，本公司只可從合法可供分派的本公司溢利及儲備中(包括股份溢價)宣派或派付股息。

除任何股份所附權利或發行條款另有規定者外：

(a) 一切股息須按獲派息股份的實繳股款比例宣派及派付。惟就此而言，凡在催繳前就股份所繳付的股款將不會視為股份的實繳股款；及

(b) 一切股息須按派發股息的任何期間的實繳股款比例分配及支付。

董事認為本公司情況許可時，亦可支付任何股份應每半年或在其他日期支付的股息。

董事可保留就對本公司有留置權的股份所應支付的任何股息或其他應付款項，用作抵償有關該留置權的債務、負債或承擔。董事亦可將任何股東應獲派的股息或紅利扣減，作為抵償其當時應付本公司的催繳股款、分期股款或其他應付款項(如有)。

本公司毋須承擔本公司應付有關任何股份的股息或其他款項的利息。

就擬派付或宣派本公司股本的股息，董事可議決：(a)配發入賬列為繳足的股份作為支付全部或部份股息，而所配發的股份須與承配人已持有的股份屬於相同類別，且有權獲派股息的本公司股東可選擇收取現金作為全部股息或部份股息以代替配股；或(b)有權獲派股息的股東可選擇獲配發入賬列為繳足的股份以代替董事認為適合的全部或部份股息，而所配發的股份須與承配人已持有的股份屬於相同類別。董事在本公司股東於股東大會同意下，亦可就本公司任何特定股息議決及指定配發入賬列為繳足的股份作為派發全部股息，而不給予股東選擇收取現金股息以代替配股的權利。

任何股息或紅利可以支票或付款單的方式寄往股份持有人的登記地址，或如為聯名持有人則寄往在本公司股東名冊有關股份排名最前股東的登記地址，或股東或聯名股東以書面通知的地址。除股東或聯名持有人另有指示外，所有支票或付款單應以只付予抬頭人的方式付予有關的股東或有關股份聯名持有人在本公司股東名冊排名最前者，郵誤風險由彼等承擔，而當付款銀行支付支票或付款單後，即表示本公司已經付款。兩位或以上聯名持有人其中任何一人可就應付有關該等聯名持有人所持股份的股息或其他款項或可分派資產發出有效收據。

所有於宣派股息六年後仍未領取的股息可予沒收，復歸本公司所有。

在本公司股東於股東大會同意下，董事可規定以分派指定資產(尤其是其他公司的繳足股份、債券或可認購證券之認股權證)的方式派發或代替全部或部份任何股息，而當有關分派出現困難時，董事須以其認為適當的方式解決，尤其可發行零碎股份的股票、不理會零碎配額，將零碎股份調高或調低或規定零碎股份須累算歸予本公司利益，亦可為分派而釐定該等指定資產的價值，並可決定按所釐定的價值向本公司股東支付現金，以調整各方的權利，並可在董事認為權宜情況下將該等指定資產交予信託人。

O.　委任代表

有權出席及在本公司會議上投票的本公司股東可委任其他人士代其出席及投票，而受委代表享有與股東同等的權利可在會議上發言。受委代表毋須為本公司股東。

委任代表的文件須為通用的格式或董事批准的其他格式。委任文件被視為授權代表在認為適宜時要求或聯同其他股東要求對會議提呈的決議案修改進行投票表決。除委任代表文件另有規定外，該委任代表文件於有關會議的續會仍然有效。

委任代表的文件須以書面方式由委任人或其授權代表簽署；如委任人為公司，則須加蓋公司印鑑或經由高級職員、代表或其他獲授權的人士簽署。

委任代表的文件及（如董事要求）已簽署的授權書或其他授權文件（如有），或經由公證人簽署證明的授權書或授權文件的副本，須早於有關委任文件所列人士可投票的會議或續會指定舉行時間四十八小時前，交往本公司註冊辦事處（或召開會議或續會的通告或隨附的任何文件內所指明的其他地點）。如在該會議或在續會日期後舉行投票，則須早於舉行投票日期四十八小時前送達，否則委任代表文件會被視作無效。委任代表文件在簽署日期起計十二個月後失效。送交委任代表文件後，本公司股東仍可親自出席有關會議或投票安排並進行投票，在此情況下，有關委任代表文件被視作撤回。

P.　**催繳股款及沒收股份**

董事可不時向本公司股東催繳有關彼等所持股份尚未繳付而依據配發條件並無指定付款期的款項（不論為股份面值或溢價），而股東須於指定時間（惟須有不少於十四日有關付款日期的通知）向本公司支付催繳股款的款項。董事可決定撤回或延遲催繳股款。被催繳股款的人士在其後轉讓有關被催繳股款的股份後仍有責任支付被催繳的股款。

催繳股款可以一整筆款項或分期支付，並被視作於董事授權作出催繳的決議案通過當日支付。股份聯名持有人須共同及個別負責支付所有該等股份的被催繳股款及分期款項或其有關的其他到期款項。

倘任何股份的催繳股款在指定付款日期或該日的前尚未繳付，則欠款人士須按董事所決定的利率（不超過年息15厘）支付由指定付款日期至實際付款日期間有關款項的利息，但董事可豁免繳付全部或部份利息。

如任何股份的催繳股款或分期股款在指定付款日期後仍未支付，則董事可隨時向該股份的持有人發出通知，要求支付未付的催繳股款或分期股款連同應計的利息，而利息可累計至實際付款日期。

該通知須指明另一應在當日或的前付款的日期（不早於該通知日期後十四日）及付款地點，並表明若仍未能在指定日期或的前前往指定地點付款，則有關催繳股款或分期股款尚未繳付的股份可遭沒收。

若股東不依有關通知的要求辦理，則所發出通知有關的股份於其後而在未支付通知所規定的所有催繳股款或分期股款及利息前，可隨時由董事通過決議案予以沒收。沒收將包括有關被沒收股份的所有已宣佈但於沒收前仍未實際支付的股息及紅利。被沒收的股份將被視為本公司的資產，可以出售、再次配發、註銷或以其他方式處置。

股份被沒收人士將不再為有關被沒收股份的本公司股東，而雖然已被沒收股份，惟仍有責任向本公司支付於沒收的日應就該等股份付予本公司的全部款項，連同由沒收的日至付款日期

為止期間以年息不超過15厘(或董事釐定的該等較低利率)的利息，而董事可要求付款而無須就所沒收股份於沒收之日的價值作出扣減。

Q. 查閱股東名冊

本公司須設置股東名冊，以隨時顯示本公司當時的股東及彼等各自持有的股份。在董事決定的一份或多份報章刊登公佈後，股東名冊可在董事不時決定的時間及期間暫停接受全部或任何類別股份的登記。惟股東名冊暫停登記的期間在任何一年內不得超過三十日(或股東以普通決議案決定的較長期間，但在任何一年的暫停登記期限不得超過六十日)。

在香港設置的股東名冊須於一般辦公時間內(惟董事可作出合理的限制)免費供本公司股東查閱，而其他人士在繳交董事所決定不超過2.50港元(或根據上市規則不時許可的較高金額)的查閱費後亦可查閱。

R. 會議及另行召開的各類別會議的法定人數

股東大會如無足夠法定人數，則不可處理任何事項。但即使無足夠法定人數，仍可委任、指派或選舉主席，因委任、指派或選舉主席並不被視為會議的議程。

除公司章程另有規定外，兩位親自出席的本公司股東或其委任代表為會議的法定人數。惟倘若本公司只有一位股東，則法定人數為親自出席的股東或其委任代表。

就公司章程的規定，本身為公司的股東如派出經該公司董事或其他監管機構通過決議案的正式授權代表或藉授權書派出代表，代表該公司出席本公司有關股東大會或任何有關類別股東大會，則當作該公司親自出席。

本公司任何分別召開的另外類別股東大會的法定人數按上文D分段所規定。

S. 少數股東在遭受欺詐或壓制時可行使的權利

公司章程並無關於少數股東在遭受欺詐或壓制時可行使的權利的規定。

T. 清盤程序

按照任何類別股份當時所附有關於分派清盤後所餘資產的特別權利、特權或限制，如(i)本公司清盤，而可向本公司股東分派的資產超逾償還開始清盤時全部已繳股本，則餘數可按股東就其所持股份的已繳股本的比例向股東分派，及(ii)本公司清盤，而可向本公司股東分派的資產不足以償還全部已繳股本，則資產的分派方式為盡可能由股東按開始清盤時所持股份的已繳及應繳股本比例分擔虧損。

倘本公司清盤，清盤人可在獲得本公司特別決議案批准下，將本公司全部或任何部份資產以實物或現物分派予本公司股東，而不論該等資產為一類或多類不同的財產。清盤人可為前述分派的任何資產釐訂其認為公平的價值，並決定股東或不同類別股東間的分派方式。清盤人可在獲得同樣批准的情況下，將全部或任何部份資產交予清盤人在獲得同樣批准的情況下認為適當的信託人，以出資人為受益人的信託方式，惟不得強迫股東接受任何負有債務資產、股份或其他證券。

U.　失去聯絡的股東

本公司有權出售任何一位股東的股份或因身故、破產及法例實施而轉移於他人的股份，倘若：(i)合共不少於三張有關應以現金支付予該等股份持有人款項的支票或付款單在十二年內全部仍未兌現；(ii)本公司在上述期間或下文第(iv)節所述的三個月限期屆滿前，並無接獲任何有關該股東所在地點或存在的消息；(iii)在上述的十二年期間，至少應已就上述股份派發三次股息，而於期間內該股份的持有人並無領取股息；及(iv)於十二年期滿時，本公司以廣告方式在報章發出通告表示有意出售該等股份，且自刊登廣告日期起計三個月經已屆滿，並已知會聯交所本公司欲出售該等股份。任何出售所得的款項淨額將撥歸本公司所有，本公司於收訖該款項淨額後，即欠負該位前股東一筆相等於該項淨額的款項。

開曼群島公司法概要及稅項

A.　簡介

開曼群島公司法(二零零零年修訂版)(「公司法」)在頗大程度上根據舊有英國公司法的原則訂立，惟公司法與現時英國公司法已有相當大的差異。下文乃公司法若干規定的概要，惟此概要並非包括所有適用的限制及例外情況，亦並非總覽公司法所有事項(此等規定與有利益關係的各方可能較熟悉的司法地區的同類條文可能有所不同)。

B.　註冊成立

本公司根據開曼群島公司法於二零零零年八月二十四日在開曼群島註冊成立為獲豁免的有限責任公司，因此須主要在開曼群島以外經營業務。本公司須每年向開曼群島的公司註冊處遞交年度報告及支付按本公司法定股本計算的費用。

C.　股本

公司法准許公司發行普通股、優先股、可贖回股份或同時發行上述各種股份。

公司法規定，倘公司按溢價發行股份不論是旨在換取現金或其他代價，須將相當於該等股份之溢價總值之款項撥入名為「股份溢價賬」之賬項內。在公司選擇下，該公司作為收

購或註銷任何另一間公司股份之代價而配發以溢價發行之股份之溢價，可不按上述規定處理。公司法規定除公司組織章程大綱及公司章程另有規定(如有)外，公司可按其不時決定之方式運用股份溢價賬，其中包括(但不限於)：

(a) 向股東分派或派發股息；

(b) 繳足公司未發行股份之股本，以便向股東發行已繳足股本之紅股；

(c) 贖回及購回股份(惟須符合公司法第37條之規定)；

(d) 註銷公司之籌辦費用；

(e) 註銷發行公司股份或債券已支付之費用、佣金或折讓；及

(f) 作為贖回或購買公司股份或債券應支付之溢價。

股份溢價賬不得用作向股東分派或作為股息，除非該公司在支付建議之分派或股息後當時有能力償還在日常業務中到期清付之債項。

公司法規定，在開曼群島大法院認可下，股份有限公司或具有股本之擔保有限公司，如其公司章程許可，可以特別決議案以任何方式削減其股本。

在不違反公司法之詳細規定下，股份有限公司，或具有股本之擔保有限公司，如其公司章程許可，則可以發行由公司或股東可選擇贖回或有責任贖回之股份。此外，如該上述公司之公司章程許可，則可購回本身之股份，包括可贖回股份。惟倘若公司章程無規定購回之方式，則未獲公司以普通決議案批准購回之方式前，公司不得購回本身之股份。公司祇可贖回或購買本身已繳足股本之股份。如公司贖回或購買本身股份後再無任何持股之股東，則不可贖回或購買本身股份。除非在建議付款後，公司當時仍有能力償還在日常業務中到期清付之債項，否則公司以公司股本贖回或購買本身之股份，乃屬違法。

開曼群島並無明文限制公司提供財務資助以購回或認購公司本身或其控股公司之股份。因此，如公司董事審慎及忠誠考慮下認為合適且符合公司利益，公司可提供該等財務資助。有關資助須以公平方式進行。

D. 股息及分派

除公司法第34條之規定外，公司法並無有關派息之法定規定。根據英國案例法(可能於開曼群島在此方面具有説服力)，股息祇可以從公司之溢利分派。此外，公司法第34條規定如具備償還能力且公司組織章程大綱及公司章程有所規定(如有)，則可由股份溢價賬支付股息及分派(詳情見上文第C段)。

E. 股東訴訟

開曼群島一般會參考英國之案例法判例。開曼群島之法院已引用並依循*Foss*對*Harbottle*判例(及不適用之案例，該等案例准許少數股東進行集體訴訟或引申訴訟，以公司名義對(a)超越公司權限或非法行為，(b)欺詐少數股東而過失方為對公司有控制權之人士，及(c)並非由所需規定大多數(或特別指定大多數)股東通過之決議案提出訴訟)。

F. 保障少數股東

如公司並非銀行且其股本分為股份，則開曼群島大法院可根據持有公司已發行股份不少於五分一之股東申請，委派調查員審查公司之業務並按大法院指定之方式向法院呈報結果。

公司任何股東可入稟開曼群島大法院，如法院認為根據公平中肯之理由公司理應清盤，則可發出清盤令。

股東對公司之索償，須根據適用於開曼群島之一般契約法或民事侵權法，或根據公司組織章程大綱及公司章程作為股東所具有之個別權利而提出。

英國普通法不許主要股東對少數股東作出欺詐行為之裁定已獲開曼群島法院引用並依循。

G. 出售資產

公司法並無特定條文限制董事處置公司資產之權力。根據一般法律，董事在行使上述權力時須以審慎及誠信之態度並為適當及符合公司利益之目標而進行。

H. 會計及審核規定

公司法規定，公司須就下列各項保存適當之賬目：

(a) 公司所有收支款項，及所發生之收支事項；

(b) 公司所有銷貨與購貨記錄；及

(c) 公司之資產與負債。

如賬目不能真實中肯反映公司狀況及解釋有關之交易，則不視為適當保存賬冊。

I. 股東登記

按照公司章程之規定，獲豁免公司可在董事不時認為適當而在開曼群島或以外之地點設立股東總名冊及分冊。公司法並無規定獲豁免公司向開曼群島公司註冊處提交股東名單，因此股東姓名及地址並非公開資料，且不會供給公眾查閱。

J. 查閱賬冊及記錄

公司股東根據公司法一般並無查閱或獲得公司股東名冊或公司記錄副本之權利，惟可具有公司章程所載列之權利。

K. 特別決議案

公司法規定特別決議案須獲不少於三分之二(或公司章程規定較大數目)有權出席股東大會及投票之股東或(如准許委派代表)其代表在股東大會通過，而召開該大會之通告已按規定發出並指明擬提呈之決議案為特別決議案。如公司章程許可，公司當時所有有權投票之股東以書面簽署之決議案亦可具有特別決議案的效力。

L. 附屬公司擁有母公司之股份

如公司之宗旨許可，則公司法並不禁止開曼群島公司購買及持有其母公司之股份。任何附屬公司之董事在進行上述購買時，必須以審慎及誠信之態度並為適當及符合附屬公司利益之目標而進行。

M. 重組

法例規定進行重組及合併須在為此而召開之股東或債權人大會(視情況而定)，獲得不少於佔出席大會之股東或債權人之75%價值之股東或債權人贊成，且其後獲開曼群島大法院認可。雖然有異議之股東可向大法院表示申請批准之交易對股東所持股份並無給予合理價值，但如無證據顯示管理層有欺詐或不誠實，開曼群島大法院不大可能僅因上述理由而否決該項交易，而倘若該項交易獲批准及完成，異議股東將不會獲得類似諸如美國公司之異議股東一般會具有之估值權利(即按照法院對其股份之估值而獲得現金之權利)。

N. 收購

如一間公司提出收購其他公司股份，且在提出收購建議後四個月內，被收購股份之持有人不少於90%接納收購，則收購者在上述四個月期滿後之兩個月內，可發出通知要求反對收購之股東按收購建議之條款轉讓其股份。反對收購之股東可在該通知發出後一個月內向開曼群島大法院提出反對轉讓。反對收購之股東須證明大法院應行使其酌情權。惟大法院一般不會行使其酌情權，除非有證據顯示收購者與接納收購之有關股份持有人之間有欺詐或不誠信或勾結，以不公平手法逼退少數股東。

O. 賠償保證

開曼群島法例並不限制公司章程對行政人員及董事作出賠償保證，除非開曼群島法院認為此乃違反公眾政策(例如表示對觸犯法律之後果作出賠償保證)。

P. 清盤

公司可根據法院指令或其股東之特別決議案(在若干情況下可為普通決議案)清盤，並委任清盤人負責集中公司資產(包括出資人(股東)所欠(如有)之款項)、確定債權人名單及償還本公司所欠債權人之債務(如資產不足償還全部債務則按比例償還)，並確定出資人之名單，根據彼等之股份所附權利分派剩餘資產(如有)。

Q. 轉讓時的印花税

開曼群島對開曼群島公司進行股份轉讓並不徵收印花税，惟轉讓在開曼群島擁有土地權益之公司股份除外。

R. 税項

根據開曼群島税項寬減法(一九九九年修訂版)第6條，本公司已取得總督會同行政局的保證：

(1) 開曼群島並無法例對本公司或本公司之業務所得溢利或收入或收益或增值徵税；及

(2) 此外，毋須在以下方面就所得溢利、收入、收益或增值繳交税項或遺產税或承繼税：

(i) 本公司之股份、債券或其他承擔；或

(ii) 以預扣全部或部份任何有關付款(定義見税項寬減法(一九九九年修訂版)第6(3)條)。

上述承諾將由二零零零年九月十九日起有效二十年。

開曼群島現時對個人或公司之溢利、收入、收益或增值並不徵收任何税項，且無承繼税或遺產税。除不時因在開曼群島訂立若干文件或將該等文件帶入開曼群島而須支付之印花税外，開曼群島政府不大可能對本公司徵收重大税項。開曼群島並無參與訂立雙重徵税公約。

S. 外滙管制

開曼群島並無外滙管制或貨幣限制。

T. 一般事項

本公司有關開曼群島法律之法律顧問Maples and Calder Asia已向本公司發出一份意見書，概述開曼群島公司法例之若干方面。按本售股章程附錄六「備查文件」一節所述，該意見書連同公司法副本可供查閱。任何人士如欲查閱開曼群島公司法之詳細概要，或欲了解該等法律與其較熟悉之其他司法權區法律間之差異，應諮詢獨立法律顧問。

A. 有關本公司的進一步資料

1. 註冊成立

本公司於二零零零年八月二十四日根據公司法在開曼群島註冊成立為受豁免有限公司，法定股本為350,000港元，分為3,500,000股每股面值0.10港元的股份。本公司在香港灣仔港灣道26號華潤大廈27樓2705室設立營業地點，並已於二零零零年十一月三十日根據公司條例第十一部申請在香港註冊成為海外公司。根據該註冊，郭浩先生及葉志明先生受委任為代本公司在香港接收傳票的授權代表。由於本公司在開曼群島註冊成立，故其業務須受開曼群島公司法及組織章程(包括公司組織章程大綱及細則)所限制。有關組織章程主要規定及公司法有關方面的概要載於本售股章程附錄四。

2. 本公司股本的變動

(a) 於本公司註冊成立日期，其法定股本為350,000港元，分為3,500,000股每股面值0.10港元的股份，其中兩股已分別按面值配發及發行予Joanna Lawrence及Forde Pierson。

(b) 於二零零零年八月二十四日，由Joanna Lawrence及Forde Pierson所持的兩股股份按面值以現金轉讓予Kailey。

(c) 於二零零零年十一月二十三日，本公司唯一股東通過書面決議案，(其中包括)藉增設4,996,500,000股新股份(在各方面與現有股份享有同等權益)，將本公司的法定股本由350,000港元增至500,000,000港元。

(d) 根據重組及作為本公司向Kailey、葉志明、吳文種及張衛新收購其各自所持Timor Enterprise的股份權益(合共構成Timor Enterprise全部已發行股本)的代價，於二零零零年十二月一日，本公司按彼等在Timor Enterprise持股量的比例分別配發及發行合共998股股份予Kailey及葉志明、吳文種及張衛新分別全資擁有的三間公司，全部入賬列為繳足股份，令本公司變為由Kailey、葉志明、吳文種及張衛新分別持有74.5%、17%、4.5%及4%(與彼等先前於Timor Enterprise的持股量比例相同)。

(e) 除本文所披露者外，本公司的股本概無變動。

3. **本公司唯一股東分別於二零零零年十一月二十三日及二零零零年十一月二十九日通過的書面決議案**

根據本公司唯一股東分別於二零零零年十一月二十三日及二零零零年十一月二十九日通過的書面決議案：－

(a) 本公司批准及採納其公司組織章程大綱，以代替當時存在的組織章程大綱。有關條款概要載於本售股章程附錄四；

(b) 本公司藉增設4,996,500,000股新股份（在各方面與現有股份享有同等權益），將法定股本由350,000港元增至500,000,000港元；

(c) 於二零零一年一月四日或之前，待聯交所上市委員會批准本售股章程所述的已發行及將發行股份（包括因根據購股權計劃授出的購股權獲行使而可能發行的股份及根據超額配股權獲行使而可能發行的額外股份）上市及買賣，及包銷商在包銷協議下的責任成為無條件且沒有根據該包銷協議或其他協議條款終止：

(i) 批准股份發售（包括超額配股權），並授權董事配發及發行發售股份及根據超額配股權獲行使而可能發行的股份；及

(ii) 批准及採納購股權計劃規則，及授權董事可全權授出購股權以認購購股權計劃下的股份，及根據購股權計劃授出的任何購股權獲行使而配發、發行及處置股份及採取任何彼等認為必要的行動以實施購股權計劃；

(d) 待本公司股份溢價賬根據股份發售予以入賬後，合共119,999,900港元（即準備列入本公司股份溢價賬的部份）將撥充資本，並向下列人士（即於二零零零年十二月四日營業時間結束時登記於本公司股東名冊上本公司的唯一一批股東）按以下比列配發及發行1,199,999,000股股份，並入賬列為繳足：

股東名稱	撥充資本款額 （港元）	將予配發及 發行股份數目
Kailey	89,399,925.50	893,999,255股
Young West Investments Ltd.	20,399,983.00	203,999,830股
Sin Fung Investment Ltd.	5,399,995.50	53,999,955股
Jumbo Jade Investment Ltd.	4,799,996.00	47,999,960股

(e) 授予董事一般無條件授權，以供股或根據購股權計劃授出的購股權獲行使或根據本公司組織章程作為代替全部或部份股息及以外的方式，配發、發行及處置總面值不超過緊隨資本化發行股份發售完成後本公司股本總面值及包括根據超額配股權獲行使而可能發行的本公司股本總面值總和的20%股份，而這項授權將於下列三者(以最早發生者為準)之前仍然有效：

(i) 本公司下一屆股東週年大會結束時；

(ii) 組織章程或任何適用法例規定須舉行本公司下一屆股東週年大會之期間結束時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改上述授權；

(f) 授予董事一般無條件授權(「購回授權」)，行使本公司一切權力，在聯交所或本公司證券可能在其上市並為香港證券及期貨事務監察委員會及聯交所就此認可的任何其他證券交易所購回總面值不超過緊隨資本化發行及股份發售完成後本公司股本總面值及(包括根據超額配股權獲行使而可能發行的本公司股本總面值)總和的10%的股份，這項授權將於下列三者(取最早者)之前仍然有效：

(i) 本公司下一屆股東週年大會結束時；

(ii) 組織章程或任何適用法例規定須舉行本公司下一屆股東週年大會之期間結束時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改上述授權；及

(g) 擴大上文(f)分段所述的一般無條件授權，在根據以上一般授權董事可配發或同意配發的本公司股本總面值之上，加上根據上文(f)分段所述的授權本公司購回的本公司股本總面值，惟增加的數額不得超過下列兩者的總和的10%：緊隨資本化發行及股份發售完成後本公司已發行股本總面值及根據超額配股權獲行使而可能發行的本公司股本總面值。

4. **公司重組**

為籌備股份在聯交所上市，組成本集團各公司進行了重組以將本集團架構合理化，據此，本公司成為本集團最終控股公司。

於實施公司重組之前，本集團營運附屬公司當時的控股公司Timor Enterprise由Kailey全資擁有，而Kailey則由郭浩擁有64.5%，葉志明擁有17%、趙娜麗擁有10%、吳文種擁有4.5%及張衛新擁有4%。

根據二零零零年十一月二十九日訂立的一份股份轉讓協議，郭浩分別由葉志明、吳文種及張衛新購入彼等所持的Kailey普通股，而作為代價，郭浩促使Kailey將其所持的Timor Enterprise股份8,500股、2,250股及2,000股股份分別轉讓予葉志明、吳文種及張衛新。緊隨該股份轉讓完成後，Timor Enterprise 變為由Kailey擁有74.5%、葉志明擁有17%、吳文種擁有4.5%及張衛新擁有4%(葉志明、吳文鍾、張衛新按其先前於Kailey的持股量比例直接成為Timor Enterprise股份持有人)。Kailey則變為由郭浩擁有90%及趙娜麗擁有10%。由於郭浩增加其於Kailey的持股量，其於Timor Enterprise 的應佔權益亦告增加，而趙娜麗的權益則減少2.55%。

根據Timor Enterprise於二零零零年十二月一日通過的董事會決議案，Timor Enterprise向Kailey、葉志明、吳文種及張衛新分別按彼等於Timor Enterprise的持股量比例合共發行10,000股每股面值1.00美元股份，並入賬列作繳足。該等股份乃透過將Timor Enterprise欠於Kailey、葉志明、吳文種及張衛新合共15,221,530港元資本化，並按彼等先前於Timor Enterprise持股量的比例發行。

根據二零零零年十二月一日訂立的一份協議(即本附錄「重大合約」一節之(b)分段所指重組協議)本公司分別向Kailey及葉志明、吳文種及張衛新收購其所持Timor Enterprise的全部已發行股本，分別為44,700股、10,200股、2,700股及2,400股股份，而作為收購代價，本公司按Kailey股東於Timor Enterprise持股量比例，配發及發行合共998股股份予Kailey及葉志明、吳文種與張衛新分別全資擁有的三間英屬處女群島公司，並入賬列為繳足股份，令本公司成為由Kailey、葉志明、吳文種及張衛新分別持有74.5%、17%、4.5%及4%(即彼等先前於Timor Enterprise相同的持股量比例)。

5. **附屬公司股本的變動**

本公司的附屬公司載列於本售股章程附錄一會計師報告。

下列本公司附屬公司的股本變動於緊接本售股章程刊發日期前兩年內發生：

(a) 超大現代農業－(1)於一九九九年十二月，投資總額及註冊資本由人民幣1,000,000元改為1,000,000港元；及(2)於二零零零年一月，投資總額及註冊資本由1,000,000港元增加至6,000,000港元。

(b) 超大綠色農業－(1)於二零零零年五月，投資總額及註冊資本由人民幣3,000,000元增加至人民幣4,000,000元；及(2)於二零零零年六月，投資總額及註冊資本由人民幣4,000,000元增加至人民幣6,000,000元。

(c) Timor Enterprise－於二零零零年十二月一日，Timor Enterprise透過增加每股面值1.00美元並與當時Timor Enterprise原有股份具同等地位的10,000股額外股份令其法定股本由50,000美元增加至60,000美元。Timor Enterprise按Kailey、葉志明、吳文種及張衛新於Timor Enterprise持股量比例向彼等配發及發行10,000股每股面值1.00美元的股份(該等股份為透過將股東貸款資本化，並按Kailey、葉志明、吳文種及張衛新於Timor Enterprise的持股量比例向彼等配發及發行)。

6. 本公司購回其本身證券

本段包括聯交所規定須載列於本售股章程有關本公司購回其本身證券的資料。

(1) 上市規則的規定

上市規則允許以聯交所為第一上市地的公司可在聯交所購入其證券，惟須遵守若干限制，其中最重要的規定概要如下：

(i) 股東批准

上市規則規定以聯交所為第一上市地的公司在聯交所購回所有證券的購回建議，必須事先經股東以普通決議案透過一般授權批准或特定交易的特別批准。

附註： 根據本公司唯一股東於二零零零年十一月二十三日通過的書面決議案，董事獲授予一項一般無條件授權(「購回授權」)，以行使本公司一切權力，在聯交所或本公司證券在其上市而證券及期貨事務監察委員會與聯交所就此認可的任何其他證券交易所，購回總面值不超過本公司緊隨資本化發行及股份發售完成後已發行及將發行股本(包括根據超額配股權獲行使而須予發行的股份)總面值10%的股份。該授權將繼續有效，直至本公司下屆股東週年大會結束，或按法例或組織章程規定須舉行本公司下一屆股東週年大會之期間結束時，或本公司股東在股東大會上以普通決議案撤回或修訂購回授權(以較早者為準)。

(ii) 資金來源

用以購回證券的資金必須自根據公司組織章程及開曼群島法例規定可合法作此用途的資金中撥支。上市公司不可以現金以外的代價或聯交所不時的買賣規則規定以外的交收方式購回本身的證券。

現建議任何購回證券所需款項，可從將購回證券的實繳股本及原可供派息或分派的本公司溢利或本公司購回前股份溢價賬中撥付。

(iii) 買賣限制

公司所建議購回的證券必須已經繳足。公司可在聯交所購回的股份總數最多佔本公司現有已發行股份總數的10%。緊隨購回股份後30日內，若事先未得聯交所批准，公司不得發行或宣佈發行與所購回股份同類別新股份(惟因購股權獲行使或於購回前尚未發行要求公司發行證券的類似文據而發行證券除外)。此外，於任何一個曆月在聯交所購回的證券最多以該證券在對上一個曆月在聯交所的成交額的25%為限。倘購回證券會導致公眾人士持有的上市證券數目低於25%或聯交所規定的最低百分比，則上市規則亦禁止公司在聯交所購回其證券。

(iv) 已購回證券的地位

根據上市規則，所有已購回的證券(不論其是否在聯交所進行)的上市地位將於購回後自動取消，不論購回是否在聯交所進行，而該等證券的證書須註銷及毀滅。根據開曼群島法例，公司購回的股份須視作已註銷論。

(v) 暫停購回

上市規則禁止公司於出現可影響證券價格的事件或本公司董事作出可影響證券價格的決定後購回任何證券，直至可影響證券價格的資料已向公眾宣佈為止。此外，如聯交所認為公司違反上市規則，可以禁止該公司於聯交所購回證券。

(vi) 申報規定

根據上市規則，在聯交所或其他證券交易所購回證券必須於下一個營業日上午九時三十分(香港時間)或之前向聯交所呈報。此外，公司年報必須披露年內購回證券的詳情，包括購回證券數目。

(vii) 關連人士

根據上市規則，公司不得明知而在聯交所向「關連人士」(即本公司或其任何附屬公司或聯繫人(定義見上市規則)的董事、主要行政人員或主要股東購回證券，關連人士亦不得明知而在聯交所向公司出售證券。

(b) 購回的理由

董事相信本公司股東授予董事一般授權使本公司可在市場上購回股份實在是對本公司及股東最為有利。視乎當時市況及資金安排而定，該等購回事宜可能會提高每股資產淨值及／或每股盈利，但該等購回只在董事相信會有利於本公司及股東的情況下方會進行購回。

(c) 行使購回授權

如購回授權獲悉數行使，根據緊隨資本化發行及股份發售完成後(並假設超額配股權未獲行使)已發行股份1,600,000,000股計算，及根據緊隨資本化發行及股份發售完成後(並假設超額配股權獲悉數行使)已發行股份1,660,000,000股計算，會致使本公司由該期間直至：(i)本公司下屆股東週年大會結束；(ii)本公司組織章程大綱或公司法或開曼群島任何適用法例規定本公司下屆股東週年大會須舉行期限屆滿；或(iii)本公司股東在股東大會上以普通決議案撤回或修訂或更新購回授權，以較早者為準，分別購回160,000,000股及166,000,000股股份。

(d) 購回的資金

購回證券時，本公司只可動用根據公司組織章程大綱、上市規則及開曼群島適用法例規定可合法撥作購回用途的資金。

董事不擬在對本集團營運資金需求或董事認為不時適合本集團的資本負債水平造成重大不利影響的情況下行使購回授權。

(e) 一般事項

在作出一切合理查詢後，據董事所知，倘購回授權獲行使，董事或彼等各自的聯繫人(定義見上市規則)目前概無意出售任何股份予本公司或其附屬公司。

董事已向聯交所承諾，在適用情況下，彼等將會依據上市規則及開曼群島適用法例行使購回授權。

倘因購回證券導致某股東所佔本公司投票權比例有所增加，就香港公司收購及合併守則(「收購守則」)而言，該項增加將被視為一項收購。故此，股東或若干一致行動(定義見收購收則)的股東可視乎其權益的增加程度取得或合併本公司的控制權，並須根據收購守則第26條提出強制收購建議。據董事所知，並無股東或若干一致行動的股東因根據購回授權進行任何購回而引致收購守則所指之任何後果。

概無任何關連人士(定義見上市規則)知會本公司，表示如行使購回授權，現時有意向本公司出售股份，或承諾不會出售股份。

B. 有關本集團業務的進一步資料

1. 重大合約概要

下列乃於本售股章程刊發日期前兩年內由本集團成員公司訂立的重大或可屬重大合約(並非循日常業務訂立的合約)：

(a) 由其中包括本公司、執行董事、保薦人及包銷商於二零零零年十二月四日訂立本售股章程「包銷－包銷安排及費用」一節所指的包銷協議；

(b) 由本公司、Kailey、郭浩、趙娜麗、葉志明、吳文種及張衛新根據本附錄「公司重組」一段所指公司重組而於二零零零年十二月一日訂立的重組協議；

(c) 由超大現代農業及廈門超大微生物有機肥有限公司於二零零零年十月二十三日就終止一九九七年八月二十五日有關供應有機肥的供應協議而訂立的終止協議；

(d) 由超大現代農業及福建超大農業產品銷售有限公司於二零零零年十一月二十八日就終止一九九九年一月二十八日有關供應有機肥及植物生長劑的供應協議而訂立的終止協議；

(e) 由超大現代農業及福建超大農業產品銷售有限公司於二零零零年十二月一日訂立有關福建超大農業產品銷售有限公司向超大現代農業供應有機肥的供應協議，其進一步詳情載於本售股章程「業務－關連交易」一節內；

(f) 由超大現代農業及福建超大農業產品銷售有限公司於二零零零年十二月一日訂立有關福建超大農業向超大現代農業供應植物生長劑的供應協議，其進一步詳情載於本售股章程「業務－關連交易」一節內；

(g) 由超大現代農業及北京超大英君生物技術有限公司於二零零零年十二月一日訂立有關北京超大英君生物技術有限公司向超大現代農業供應種籽的供應協議，其進一步詳情載於本售股章程「業務－關連交易」一節內；

(h) 由郭浩及本公司於二零零零年十二月一日訂立商標許可協議，據此，本公司及本集團其他成員獲授可於其農產品的生產、銷售、供應及分銷上無償使用「超大」商標，首期為期10年，進一步詳情載於本售股章程「業務－關連交易」一節；

(i) 由Kailey、郭浩、趙娜麗、葉志明及Young West Investments Ltd代表本公司於二零零零年十二月四日簽署的彌償保證契據，其中載有本附錄「遺產稅、稅務彌償及其他彌償保證」一段所述稅項彌償保證；

(j) Timor Enterprise、郭浩及趙斌於一九九九年十二月十日訂立的股份轉讓協議，據此，Timor Enterprise分別向郭浩及趙斌收購其所持超大現代農業的80%及20%股份權益，代價分別為人民幣4,000,000元及人民幣1,000,000元；

(k) 超大綠色農業、福建超大集團有限公司及福建文成於二零零零年一月十八日訂立的股份轉讓協議，據此，超大綠色農業分別由福建超大集團有限公司及福建文成收購其所持超大畜牧的60%及8%股份權益，代價分別為人民幣1,680,000元及人民幣220,000元；

(l) 超大綠色農業、超大現代農業及福建文成於二零零零年一月二十日訂立的股份轉讓協議，據此，超大現代農業向福建文成收購超大畜牧的32%股份權益，代價為人民幣900,000元；

(m) 超大現代農業及超大綠色農業於二零零零年六月二十三日訂立的股份轉讓協議，據此，超大綠色農業向超大現代農業收購超大畜牧的27%股份權益，代價為人民幣760,000元；

(n) 福建文成、超大現代農業及福建超大集團有限公司於二零零零年一月二十日訂立的股份轉讓協議，據此，超大現代農業向超大集團有限公司收購超大綠色農業的70%股份權益，代價為人民幣2,100,000元；

(o) 超大現代農業、超大蔬果及福建文成於二零零零年一月三十日訂立的股份轉讓協議，據此，超大蔬果向福建文成收購其所持超大綠色農業的30%股份權益，代價為人民幣900,000元；

(p) 超大現代農業及超大蔬果於二零零零年六月二日訂立的股份轉讓協議，據此，超大蔬果向超大現代農業收購其所持超大綠色農業的60%股份權益，代價為人民為2,400,000元；

(q) 於二零零零年八月二十八日，趙斌、Timor Enterprise及超大現代農業簽訂一份確認書，據此，趙斌確認已根據上文(j)分段所述股份轉讓協議。由轉讓予Timor Enterprise其所持超大現代農業的20%股份權益收取人民幣1,000,000元的代價；

(r) 於二零零零年九月二十八日，郭浩及Timor Enterprise簽訂一份確認書，據此，郭浩確認已根據上文(j)分段所述股份轉讓協議。由轉讓予Timor Enterprise其所持超大現代農業的80%股份權益收取人民幣4,000,000元的代價；

(s) 於二零零零年八月二十八日，福建超大集團有限公司、福建文成、超大現代農業及超大綠色農業簽訂一份確認書，據此，福建超大集團有限公司、福建文成及超大現代農業個別確認已根據上文(k)至(m)分段所指股份轉讓協議有關超大蔬果各項股份權益的轉讓收取代價；

(t) 於二零零零年八月二十八日，福建超大集團有限公司及超大現代農業簽訂一份確認書，據此，福建超大集團有限公司確認已根據上文(n)分段所述股份轉讓協議，由轉讓予超大現代農業其所持超大綠色農業70%股份權益收取人民幣2,100,000元的代價；

(u) 於二零零零年八月二十八日，福建文成、超大蔬果及超大綠色農業簽訂一份確認書，據此，福建文成確認已根據上文(o)分段所述股份轉讓協議，由轉讓予超大蔬果其所持超大綠色農業30%股份權益收取人民幣900,000元的代價；

(v) 於二零零零年八月二十八日，超大現代農業、超大蔬果及超大綠色農業簽訂一份確認書，據此，超大現代農業確認根據上文(p)分段所述股份轉讓協議，由轉讓予超大蔬果其所持超大綠色農業60%股份權益收取人民幣2,400,000元的代價；

(w) 於一九九九年三月十六日，金必順(福建)房地產開發有限公司與超大現代農業訂立一項出售及購買協議，據此，超大現代農業同意向金必順(福建)房地產開發有限公司購買一項中國的商業物業；

(x) 於二零零零年十一月二日，金必順(福建)房地產開發有限公司、超大現代農業及福建超大集團有限公司訂立一項協議，據此，超大現代農業將其於上文(w)分段所述出售及購買協議的權利及利益(包括超大現代農業支付予金必順(福建)房地產開發有限公司的人民幣20,000,000元預付款的權益)以現金代價人民幣20,000,000元轉讓予福建超大集團有限公司；

(y) 於二零零零年十一月二十九日，超大現代農業、Timor Enterprise及福建超大集團有限公司訂立一項轉讓契據，據此，超大現代農業將上文(w)分段所述協議所指福建超大集團有限公司應付的人民幣20,000,000元代價的權利及利益轉讓予Timor Enterprise；及

(z) 於二零零零年十一月二十九日，Timor Enterprise、Kailey、葉志明、吳文種、張衛新及福建超大集團有限公司訂立一項轉讓契據，據此，Timor Enterprise將上文(w)分段所述協議所指福建超大集團有限公司應付的人民幣20,000,000元代價的權利及利益轉讓予Kailey、葉志明、吳文種及張衛新(按彼等於Timor Enterprise持股量的比例)；

2. 知識產權

根據郭浩及本公司於二零零零年十二月一日訂立的商標協議，本公司及本集團其他成員公司獲授權可毋須繳付專利費於其農產品的生產、銷售、供應及分銷上獨家及不可轉讓使用「超大」商標，首期由二零零零年十二月一日開始計，為期10年(「首期期間」)。於首期期間，該協議可由本公司給予郭浩不少於三個月的書面通知予以終止。於首期期間屆滿後，該協議將繼續生效，除非及直至任何一方給予對方不少於三個月書面通知予以終止。

郭浩已在中國、香港及日本申請註冊「超大」商標，有關該等申請詳情載列於下文。本集團已獲授可於其農產品的生產、銷售、供應及分銷上獨家使用「超大」商標的權利。郭浩

本身保留使用該商標及除農產品的生產、銷售、供應及分銷外將商標的使用權許可予第三者的權力。

商標	類別	申請地區	申請編號	申請日期
超大 CHAODA	29	中國	2000128626	二零零零年九月二十九日
超大 CHAODA	31	中國	2000128627	二零零零年九月二十九日
超大 CHAODA	35	中國	2000128628	二零零零年九月二十九日
超大 CHAODA	29	香港	2000 22512	二零零零年十月十一日
超大 CHAODA	31	香港	2000 22513	二零零零年十月十一日
超大 CHAODA	35	香港	2000 22514	二零零零年十月十一日
超大 CHAODA	29	日本	2000-110940	二零零零年十月十一日
超大 CHAODA	30	日本	2000-110940	二零零零年十月十一日
超大 CHAODA	31	日本	2000-110940	二零零零年十月十一日
超大 CHAODA	35	日本	2000-110940	二零零零年十月十一日

除上述商標外，概無其他商業或服務標記、專利或其他知識或行業產權對本集團的業務或本集團內部任何公司所擁有或使用者而言屬於重大的。本集團任何公司概無擁有或使用其他商業或服務標記、註冊設計、專利或其他知識產權。

C. 有關在中國的附屬公司的進一步資料

福州超大現代農業發展有限公司

地點：	福州
成立日期：	一九九四年十二月一日
公司性質：	於中國成立的外商獨資企業
業務範圍：	農產品的種植及銷售
本集團所持股份權益：	Timor Enterprise Limited (100%)
投資總額：	6,000,000港元
註冊資本：	6,000,000港元
經營期限：	由一九九四年十二月一日起至二零二九年十二月二十七日止，為期35年

福建超大綠色農業發展有限公司

地點：	福州
成立日期：	一九九九年一月十四日
公司性質：	於中國成立的中外股份合營企業
業務範圍：	農產品的種植及銷售
合營企業有關各方及其出資比例：	超大蔬果有限公司(90%) 福州超大現代農業發展有限公司(10%)
投資總額：	人民幣6,000,000元
註冊資本：	人民幣6,000,000元
經營期限：	由一九九九年一月十四日起，為期30年。

福建超大畜牧業有限公司

地點：	福州
成立日期：	一九九八年十二月十五日
公司性質：	於中國成立的有限公司
業務範圍：	畜牧飼養、繁殖及銷售
本集團所持股份權益：	福建超大綠色農業發展有限公司(95%) 福州超大現代農業發展有限公司(5%)
投資總額：	人民幣2,800,000元
註冊資本：	人民幣2,800,000元
經營期限：	由一九九八年十二月十五日起，為期25年

D. 有關、董事、管理層及職員的進一步資料

1. 權益的披露

(a) 緊隨資本化發行及股份發售完成後，董事及本公司行政總裁於本公司及其相聯法團(定義見披露權益條例)的股份及債務證券中擁有根據披露權益條例第28條須隨即知會本公司及聯交所的實益權益(包括彼等根據披露權益條例第31條或附表第一部被當作或視為擁有的權益)，或根據披露權益條例第29條須記錄在該條所述登記

冊的實益權益，或根據上市規則有關上市公司董事進行證券交易的標準守則於股份上市後須隨即知會本公司及聯交所的權益如下：

			股份數目			
公司名稱	董事姓名	個人權益	家族權益	公司權益	其他權益	股份數目
本公司	郭浩	—	—	894,000,000股[1]	—	894,000,000股
本公司	葉志明	—	—	204,000,000股[2]	—	204,000,000股
Kailey[3]	郭浩	900股	—	—	—	900股
Kailey[3]	趙娜麗	100股	—	—	—	100股

附註

1. 透過Kailey持有的股權，郭浩先生持有Kailey90%股權。

2. 該等股份由葉志明透過其全資擁有的Young West Investments Ltd.而持有。

3. 本公司的最終控股公司，由郭浩持有90%股份權益而趙娜麗女士持有10%股份權益。

(b) 據本公司董事或行政總裁所知（不計及股份發售將予發行的股份），緊隨資本化發行及股份發售完成後，下列人士將直接或間接持有附有權利於任何情況下在本集團任何成員公司的股東大會上投票的10%或以上權益的當時已發行股份。

	股份數目		股份權益
名稱	直接權益	間接權益	概約百分比
郭浩	—	894,000,000股	55.875%
Kailey	894,000,000股	—	55.875%
葉志明	—	204,000,000股	12.750%
Young West Investments Ltd.	204,000,000股	—	12.750%

2. 董事的服務合約詳情

(i) 各執行董事已個別與本公司訂立服務合約。各執行董事服務合約的期限分別如下：

郭浩	9年
葉志明	5年
趙娜麗	3年
李延	3年

所有服務合約均由二零零零年十二月一日開始，並將持續生效，直至由任何一方給予對方不少於三個月書面通知提前終止。

(ii) 各執行董事均可收取基本薪酬，並於各執行董事完成12個月服務後由董事會予以酬情檢討。各執行董事每年薪酬的加幅不得超過支付彼等的薪金的20%。

(iii) 此外，各執行董事均可參與本公司的購股權計算及與盈利有關的分紅計劃。就任何財政年度付予全體執行董事之酌情花紅最高總額不得超過本集團於該財政年度(扣除支付花紅前)之綜合純利之10%。

(iv) 現時各執行董事的基本年薪為如下：

郭浩	960,000港元
葉志明	480,000港元
趙娜麗	480,000港元
李延	人民幣72,000元

(v) 除本文所披露者外，概無其他董事與本集團任何成員公司訂立任何服務協議(不包括於一年內屆滿或可由僱主於一年內免付賠償(法定賠償除外)而終止之合約)。

3. 董事酬金

估計執行董事於截至二零零一年六月三十日止年度可獲得合共約人民幣1,841,000元(約1,737,000港元)酬金(未計及上文所述執行董事將享有的酌情花紅)。

於截至二零零零年六月三十日止三個年度及截至二零零零年九月三十日止三個月，支付予執行董事的累積酬金分別約達人民幣72,000元、人民幣104,000元、人民幣915,000元及人民幣367,000元。於截至二零零零年六月三十日止三個年度各年及截至二零零零年九月三十日止三個月，支付予各執行董事的酬金載列如下：

	截至六月三十日止年度			截至九月三十日止三個月
	一九九八年	一九九九年	二零零零年	二零零零年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
郭浩	31	42	476	159
葉志明	—	—	191	95
趙娜麗	22	24	191	95
李延	19	38	57	18

4. **個人擔保**

福建超大集團有限公司，一間由郭浩持有控股權益的公司，已就福建工業銀行提供予超大現代農業的一筆人民幣15,000,000元貸款向福建工業銀行提供擔保。根據福建工業銀行與超大現代農業、福建超大集團有限公司及本公司於二零零零年九月二十八日簽訂的一份協議，福建工業銀行同意撤銷福建超大集團有限公司提供的擔保，惟須於本公司股份於聯交所上市後由本公司提供的公司擔保代替。

5. **代表費或佣金**

於緊隨本售股章程刊發日期前兩年內，概無董事、本公司發起人或本附錄「專家的同意書」一段所述專家由本集團收取任何代理費或佣金（惟根據包銷協議應付予工商東亞的包銷佣金除外）。

6. **關連人士交易**

有關關連人士交易詳情載於本售股章程第87頁至第93頁「業務－關連交易」一節。

7. **免責聲明**

除本售股章程所披露者外，

(a) 董事現時並無亦無建議與本集團任何成員公司訂立任何服務合約（不包括可由僱主於一年內終止而免付賠償（法定賠償除外）的合約）；

(b) 各董事或名列下文「專家同意書」一段的專家，概無於本售股章程刊發日期前兩年內由本集團任何成員公司收購或出售或租賃或建議收購或出售或租賃的資產中擁有任何直接或間接權益；

(c) 董事概無於直至本售股章程刊發日期仍然有效並對本集團業務整體有重要影響的任何合約或安排中擁有重大權益；

(d) 若不計及根據股份發售可能獲認購的任何股份，就董事所知，並無人士(並非本公司董事或主要行政人員)於緊隨資本化發行及股份發售完成後將直接或間接擁有附有權利於任何情況下在本集團任何成員公司之股東大會上投票的任何類別股本面值的10%或以上的權益；及

(e) 本公司各董事或主要行政人員，概無於本公司或任何相聯法團(定義見披露權益條例)的股本或債務證券中擁有根據披露權益條例第28條須於股份在聯交所上市後即時知會本公司及聯交所的權益(包括根據披露權益條例第31條或附表第一部被當作或視為擁有的權益)，或根據披露權益條例第29條於股份上市後須記入該條例所述登記冊的權益或根據上市規則有關上市公司董事進行證券交易的標準守則須即知會本公司及聯交所的權益。

E. 購股權計劃

(a) 條款概要

以下為本公司唯一股東於二零零零年十一月二十三日通過的決議案有條件採納的購股權計劃主要條款概要。購股權的採納須待本節(xvi)(aa)項所載條件達成後，方可作實。

(i) 可參與的人士

本公司董事會(「董事會」)可全權決定授予本集團成員公司任何僱員(包括執行董事)購股權以認購股份。

(ii) 股份的價格

認購價將由董事會全權釐定，惟於任何情況下不可低於股份的面值或緊接授出購股權予僱員之日期前五個交易日股份在聯交所的平均收市價80%(以較高者為準)。

(iii) 最高股份數目

根據購股權計劃及本公司其他購股權計劃所授出的購股權可認購的股份上限數目(與根據購股權獲行使而發行的股份及當時尚未行使的購股權可認購的股份合計時)不得超過本公司不時已發行股本10%(不包括行使根據購股權計劃授出的購股權而發行的

股份）。倘任何一名僱員在悉數行使獲授的購股權時，會引致該僱員有權認購的股份數目與根據較早前根據購股權計劃的已發行及可予發行予該名僱員的股份數目的總和超過根據購股權計劃當其時已發行及可予發行股份總數的25%，則不得授出購股權予該僱員。

(iv) 行使購股權的時限

購股權可根據購股權計劃的條款由購股權獲接納日期的六個月後開始的任何時間行使，並於購股權獲接納日期的第五週年日前一日的結束營業時間止屆滿。

(v) 接納建議

任何有關授予購股權之建議須於提出該項建議之日起計30日內予以接納。

(vi) 屬於承授人的個人權利

購股權不得轉讓或出讓，屬承授人個人所有。

(vii) 終止僱用時的權利

倘購股權承授人內因身故、健康不佳或根據僱傭合約退休、嚴重失職或下文(viii)分段所述的理由以外的任何理由不再為本集團服務，該承授人可於離職之日後六個月期間行使於離職之日後六個月期間行使於離職之日獲享的購股權（以尚未行使者為限），逾期作廢。

(viii) 身故後的權利

倘購股權之承授人於身故前未悉數行使購股權，則其個人代表可於身故之日起6個月期間內或有關購股權期間屆滿時行使其購股權（以尚未行使者為限），逾期作廢。

(ix) 辭職或解僱時的權利

倘購股權的承授人因辭職或嚴重失職而遭本集團終止僱用，則該僱員的購股權將於其後自動失效。

(x) 股本變動的影響

倘本公司的股本出現任何減值、分拆、重新分配、重組或合併，或有任何資本化發行或供股行動，則購股權所涉及的股份數目或面額及／或行使價須作出董事會認為適當的調整（見經本公司核數師書面確認，認為該等調整為公平及合理），惟任何購股權於行使時應付的總行使價將不得高於修訂前的價格。

(xi) 接獲全面收購的權利

倘所有股份持有人(或除收購人、收購人控制的任何人士及／或與收購人有聯繫或一致行使的任何人士外的所有承授)獲提呈全面收購建議，購股權承授人(或其法律代表)有權於收購人發出收購餘下股份的通知後21日內任何時間全面(或按通知所指定數額)行使購股權。

倘透過妥協或計劃安排向所有股份持有人提出全面收購，而該妥協或計劃已於所須會議上獲合法人數的股份持有人通過，則購股權承授人(或其法律代表)可隨後(但於本公司發出通知之前)以書面通知將全面(或按通知所指定數額)行使購股權。

(xii) 清盤時的權利

倘本公司向其股東發出通知，召開股東大會以考慮通過將予建議的本公司自動清盤的決議案，本公司須立即向所有承授人發出有關購股權的通知，而各承授人隨即可隨時全面或部份行使購股權，直至決議案獲通過或否決或大會結束或無限期休會(以先發生者為準)。倘該決議案獲通過，所有尚未獲行使的購股權將停止及失效。

(xiii) 進行重組、妥協或安排時的權利

倘本公司與其股東或債權人之間就本公司的重組或合併達成妥協或安排，則本公司須在其向本公司各股東或債權人發出召開考慮該計劃或安排的會議的通知當日向所有承授人發出有關通知。承授人隨即可書面通知本公司(連同與有關購股權的行使價的款項)全面或部份行使購股權(以尚未行使者為限)，直至該通知發出日期後兩個曆月或法庭批准該妥協或安排之日。倘不獲行使，所有購股權將作廢。

(xiv) 股份的地位

行使購股權而配發的股份須與行使購股權當日已發行的繳足股份享有同等權益，而承授人有權參與配發日期後派付的所有股息或其他分派(行使購股權日期當日或之前宣派或建議或議決派付或作出的任何股息或其他分派除外)，而承授人僅可於配發日期後的股東大會上行使任何投票權。

(xv) 購股權計劃的期限

購股權計劃將由購股權計劃成為無條件之日起計10年內有效，除非由股東大會的決議案提早終止。於該情況下，將不再授出新購股權，除此之外，購股權計劃將持續有效及可於終止日期前授出購股權。

(xvi) 其他

(aa) 購股權計劃須待聯交所上市委員會批准該計劃及本公司根據該計劃授出購股權，以及批准該計劃所述將予發行的股份上市及買賣後，方告作實。

(bb) 除於股東大會上獲批准外，購股權計劃的條款及條件不得為着購股權承授人的利益而修改，惟該等修改須不會對任何已授出或於該修改之前已同意授出的修改(獲承授人同意者除外)造成不利影響。

(cc) 購股權計劃可由董事決議案進行修訂，惟購股權計劃的條款的任何重大修訂必須經聯交所批准，而有關上市規則第17.02及第17.04(2)條所載的事項的規定，不可為着參與者的利益而修訂，除非事先已於股東大會徵求本公司股東的批准。

(b) **購股權計劃目前的地位**

本公司已向聯交所上市委員會申請批准購股權計劃、根據購股權計劃其後所授出的購股權及批准根據購股權計劃所授出購股權獲行使將予發行的股份上市及買賣。

於本售股章程刊發日期，並無任何購股權被授出或被同意授出。

F. 其他資料

1. 遺產稅、稅項彌償及其他彌償保證

Kailey、控股股東、葉志明先生及Young West Investments Ltd.(「各保證人」)已就本附錄「重大合約」一節第(i)項，其中包括因本集團任何成員公司於股份發售成為無條件當日(「有關日期」)或之前向本集團任何成員公司轉讓任何財產(定義見香港法例第111章遺產稅條例第35條)而可能導致須承擔香港遺產稅，及包括於有關日期或之前各保證人因已賺取、累計或已收的收入、溢利或收益而應付的稅務(「稅務」)，向本集團共同及個別作出適當的賠償保證。

該稅務彌償保證將不適用於下列情況：

(a) 倘於二零零零年六月三十日本公司所編製的經審核賬目的撥備或儲備已獲彌償；或

(b) 倘自二零零零年六月三十日已發生的責任及與本集團日常業務過程有關，除非該責任是由於本公司的過失或遺漏造成，並已於有關日期或之前獲彌償；及

(c) 倘於彌償保證契據訂立日期後發生具追溯效力的法例或稅項而引致或招致該等稅項責任，或於彌償保證契據訂立日期後發生具追溯效力的稅率調高或由於發生本集團控制能力以外的其他事件而引致稅項責任的增加。

董事得悉，本集團不大可能根據開曼群島、英屬處女群島及中國法例就遺產稅承擔任何重大責任。

各保證人已根據本附錄「重大合約」一節的(i)項共同及個別與本公司訂立契約(代表本公司本身及其附屬公司的利益)對以下向本集團各成員提供彌償保證：

(i) 本集團該等成員全部或部份由於本集團任何其他成員所提供於有關日期之前種植的農產品或繁殖的牲畜質量低劣及不適於人類食用而令到該成員受任何第三者的索償、行動或恐嚇所引致或招致的所有損失、索償、成本、開支及任何其他責任；

(ii) 本集團任何成員於有關日期之前所訂立的有關本集團租用的物業的任何租賃協議由於有關地主或業主不符合中國法例的申請及登記的規定或缺乏簽約或租出該等物業的授權或權力而成為不合法或無效或無法根據中國法例執行所引致或招致的任何損失(包括任何已付預付款項的損失)、付款、索償、傷害、結算及其他有關的成本及開支；及

(iii) 本集團任何成員在調查、評估或質疑任何該等責任或採取上文第(i)及第(ii)段所述辯護行動所發生的任何合理成本、費用或開支。

2. **保薦人**

工商東亞已代表本公司向聯交所上市委員會申請批准本文所述的已發行及將予發行的股份及根據購股權計劃授出的任何購股權獲行使時可能發行的任何股份上市及買賣。

3. **開辦費用**

本公司的開辦費用估計約為3,000美元(約23,400港元)，由本公司支付。

4. **發起人**

本公司的發起人為Joanna Lawrence及Forde Pierson。除本售股章程所披露者外，於本售股章程刊發日期前兩年內，並無就股份發售或本售股章程所述的有關交易向發起人支付、配發或給予現金、證券或其他利益。

5. **專家的資格**

下列為在本售股章程所載曾提供意見的專家的資格：

名稱	資格
工商東亞	註冊證券商
羅兵咸永道會計師事務所	執業會計師
陳葉馮會計師事務所有限公司	執業會計師
Maples and Calder Asia	開曼群島律師
西門（遠東）有限公司	專業物業測量師及估值師
福建創元律師事務所	中國律師

6. **專家的同意書**

工商東亞、羅兵咸永道會計師事務所、陳葉馮會計師事務所有限公司、Maples and Calder Asia、西門（遠東）有限公司及福建創元律師事務所已就本售股章程的刊發，以書面表示同意按本售股章程所載的形式及涵義，轉載各自的報告及／或函件及／或意見及／或估值證書（視情況而定）以及引述其名稱，而至今並無撤回同意書。

7. **約束力**

倘依據本售股章程提出認購申請，本售股章程即具效力，使所有有關人士均受公司條例第44A及44B條的所有適用條文（罰則條文除外）約束。

8. **股份持有人的税務**

(a) 香港

買賣登記於本公司香港股東登記分冊的股份將須繳納香港印花税，現時税率為所出售或轉讓股份的代價或（如為較高者）公平價值每1,000元（或不足1,000元）即付2.25港元。建議有意成為股份持有人的人士，倘於認購、購買、持有或出售或買賣股份時有任何疑問，應諮詢其專業顧問。茲鄭重聲明，本公司、董事或參與股份發售各方對股份持有人因認購、購買、持有或出售或買賣股份而引致任何税務後果或責任概不負責。

在香港買賣股份所產生或衍生的溢利亦可能須繳納香港利得稅。

就香港法例第111章遺產稅條例而言，股份屬於香港財產，因此股份擁有人身故時，或須繳付香港遺產稅。

(b) 開曼群島

根據現行的開曼群島法例，除在開曼群島持有土地權益的公司外，股份轉讓及其他出售概毋須繳交開曼群島印花稅。

9. **訴訟**

於最後實際可行日期，本集團各成員公司現時概無牽涉任何屬重大的訴訟或仲裁，就董事所知，任何本集團各成員公司概無尚未了結或提出威脅或面臨威脅的重大訴訟或索償要求。

10. **其他事項**

(a) 除本售股章程披露者外：

(i) 於本售股章程刊發日期前兩年內，本公司或其附屬公司概無發行或同意發行繳足或部份繳足的股本或借貸股本，以換取現金或現金以外的代價；及

(ii) 本公司或其任何附屬公司的股本或借貸資本，概無附帶購股權或有條件或無條件同意附帶購股權。

(b) 除本售股章程所披露者外，自二零零零年六月三十日(即本集團最近公佈的經審核合併財務報告結算日)以來，本集團的財政或業務狀況或前景並無重大不利轉變。

(c) 本公司或其任何附屬公司概無發行或同意發行任何創辦人股份、管理人股份、遞延股份或任何公司債券。

(d) 除本售股章程所披露者外，名列於「專家的同意書」一段的人士並無在本集團任何成員公司的股份中實益或非實益擁有權益，亦無擁有可認購或委派他人認購本集團任何成員公司股份的權利或購股權(不論可依法強制行使與否)。

(e) 為使股份獲准加入中央結算系統以進行結算及交收，已作出所有必要的安排。

(f) 本售股章程以英文編寫，並包括中文譯本(僅供參考)。倘本售股章程的英文版與中文譯文有歧意，則以英文版為準。

(g) 除本售股章程所披露者外，於本售股章程刊發日期前的兩年期間內，概無就發行或出售本公司或其任何附屬公司任何股本或借貸資本而批出任何佣金、折扣、經紀佣金或其他特別條款。

(h) 除本售股章程所披露者外，於本售股章程刊發日期前12個月內，概無發生對本集團財政狀況可能有或已產生重大影響的本集團業務上任何干擾。

送呈公司註冊處的文件

隨同本售股章程一併送呈香港公司註冊處註冊的文件為**白色**及**黃色**申請表格、本售股章程附錄五「專家的同意書」一段所述的同意書及附錄五「重大合約」一段所述的重大合約副本。

備查文件

由即由起至二零零零年十二月十九日(包括該日)止期間一般辦公時間內，可在香港花園道3號萬國寶通廣場亞太金融中心26樓室趙天岳•鍾子良律師事務所處查閱下列文件：

(a) 本公司的公司組織章程及公司細則；

(b) 由羅兵咸永道會計師事務所及陳葉馮會計師行編製有關本集團的會計師報告(全文載於附錄一)及有關調整報表；

(c) 有關盈利預測的函件，全文載於附錄二；

(d) 購股權計劃的規則；

(e) 公司法；

(f) 附錄五「服務合約概要」一段所述的服務合約；

(g) 附錄五「重大合約」一段所述的重大合約；

(h) 附錄五「專家的同意書」一段所述的同意書；

(i) 本售股章程附錄四，由Maples and Calder Asia編製概述開曼群島公司法例若干方面的意見書；及

(j) 由西門編製的估值報告。全文載於附錄三。

Please also refer to the published version of this announcement in the South China Morning Post.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("Hongkong Clearing") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Terms used herein shall have the same meaning as those defined in the prospectus dated 5th December, 2000 issued by Chaoda Modern Agriculture (Holdings) Limited (the "Company").

Chaoda Modern Agriculture (Holdings) Limited

超大現代農業(控股)有限公司

(incorporated in the Cayman Islands with limited liability)

Placing and Public Offer

Number of Offer Shares	:	400,000,000 Shares (subject to Over-allotment Option)
Number of Placing Shares	:	360,000,000 Shares (subject to adjustment)
Number of Public Offer Shares	:	40,000,000 Shares (subject to adjustment)
Offer Price	:	not more than HK$1.63 per Share, payable in full on application, subject to refund

Please also refer to the published version of this announcement in the South China Morning Post.

Par value	:	HK$0.10 each
Stock Code	:	682

Global Coordinator, Lead Manager and Sponsor

ICEA

Co-Lead Manager

BOCI Asia Limited

Co-Managers

The Bank of East Asia, Limited

CEF Capital Limited **Ka Wah Capital Limited**

KGI Asia Limited **Shenyin Wanguo Capital (H.K.) Limited**

Sun Hung Kai International Limited **Tai Fook Securities Company Limited**

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the shares of HK$0.10 each (the "Shares") in the capital of Chaoda Modern Agriculture (Holdings) Limited (the "Company") in issue and to be issued as described in the prospectus of the Company dated 5th December, 2000 (the "Prospectus") and the relevant application forms relating thereto, including any Shares which may be issued pursuant to the exercise of any options granted under the share option scheme of the Company as described in the Prospectus. Dealings in the Shares on the Stock Exchange are expected to commence at 10:00 a.m. on 15th December, 2000. Subject to the granting of the listing of, and permission to deal in, the Shares on the Stock Exchange and the compliance with the stock admission requirements of Hongkong Clearing, the Shares will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in the Central Clearing and Settlement

Please also refer to the published version of this announcement in the South China Morning Post.

System ("CCASS") with effect from the date of commencement of dealings in the Shares on the Stock Exchange or on any other date Hongkong Clearing chooses. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The issue of 400,000,000 Shares comprises an offer (the "Public Offer") of initially 40,000,000 Shares (the "Public Offer Shares") to the public in Hong Kong and a placing (the "Placing") of initially 360,000,000 Shares to selected professional and institutional and other investors (the Public Offer and the Placing, collectively referred to herein as the "Share Offer"). The Public Offer Shares available for subscription by the public under the Public Offer will be divided equally into two pools: pool A and pool B for allocation purposes. The Public Offer Shares in pool A will consist of not less than 20,000,000 Shares and will be allocated on an equitable basis to applicants who have applied for Public Offer Shares with a total subscription and purchase amount (excluding amounts of brokerage and Stock Exchange transaction levy) of HK$5 million or less. The Public Offer Shares in pool B will consist of not less than 20,000,000 Shares and will be allocated on an equitable basis only to successful applicants who have applied for Public Offer Shares with a total subscription and purchase amount (excluding brokerage and Stock Exchange transaction levy) of more than HK$5 million and up to the total value of pool B. You should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If Public Offer Shares in one pool (but not both pools) are undersubscribed, the surplus Public Offer Shares will be transferred to the other pool to satisfy excess demand in that pool and be allocated accordingly. Applicants can only receive an allocation of Public Offer Shares from either pool A or pool B but not from both pools and can only make applications to either pool A or pool B. It should be noted that multiple or suspected multiple applications or any application made by one applicant on a **WHITE** or **YELLOW** application form for more than 100% of the Public Offer Shares initially available in either pool A or pool B to the public will be rejected and only one application on a **WHITE** or **YELLOW** application form may be made for the benefit of any person. Applications for Shares under the Public Offer will be rejected if the applicants have been allotted with Shares under the Placing.

The Share Offer is conditional on the conditions as stated in the paragraph headed "Conditions of the Share Offer" in the section headed "Structure of the Share Offer" in the Prospectus. If the conditions are not fulfilled on or before 4th January, 2001, application monies received from applicants under the Public Offer will be refunded, without interest, on the terms set out under the paragraph headed "Refund of your money" in the application forms.

Applications for the Public Offer Shares will only be considered on the basis of the terms and conditions of the Prospectus and the related application forms. Applicants who would like the Public Offer Shares to be issued in their own names should complete and sign the **WHITE** application forms. Applicants who would like Public Offer Shares to be issued in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to their CCASS Investor Participant stock account or the stock account of your designated CCASS Participant.

Please also refer to the published version of this announcement in the South China Morning Post.

The designated CCASS Participant should complete and sign the **YELLOW** application forms, copies of which, together with copies of the Prospectus, may be obtained during normal business hours from 9:00 a.m. on Tuesday, 5th December, 2000 until 12:00 noon on Friday, 8th December, 2000 at the Service Counter of Hongkong Clearing at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong or its Investor Service Centre at Room 1901, Chinachem Exchange Square, 1 Hoi Wan Street, Quarry Bay, Hong Kong.

Please also refer to the published version of this announcement in the South China Morning Post.

WHITE application forms, together with copies of the Prospectus, may be obtained during normal business hours from 9:00 a.m. on Tuesday, 5th December, 2000 until 12:00 noon on Friday, 8th December, 2000 from:

1. any participants of **The Stock Exchange of Hong Kong Limited ;**

2. **ICEA Capital Limited**, 42nd Floor, Jardine House, 1 Connaught Place, Central, Hong Kong;

3. **BOCI Asia Limited,** 35th Floor, Bank of China Tower, 1 Garden Road, Hong Kong;

4. **The Bank of East Asia, Limited,** 8th Floor, Bank of East Asia Building, 10 Des Voeux Road, Central, Hong Kong

5. **CEF Capital Limited,** Suite 2001, 20th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong

6. **Ka Wah Capital Limited,** Unit 6310-6312, 63rd Floor, The Center, 99 Queen's Road Central, Hong Kong

7. **KGI Asia Limited,** 27th Floor, Asia Pacific Finance Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong

8. **Shenyin Wanguo Capital (H.K.) Limited,** 28th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Hong Kong

9. **Sun Hung Kai International Limited,** 12th Floor, One Pacific Place, 88 Queensway, Hong Kong

10. **Tai Fook Securities Company Limited,** 25th Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong

11. any one of the following branches of Standard Chartered Bank and Industrial and Commercial Bank of China (Asia) Limited:

Please also refer to the published version of this announcement in the South China Morning Post.

Standard Chartered Bank

Hong Kong Island:	The Landmark Branch	The Landmark, 15 Queen's Road Central
	Des Voeux Road Branch	Standard Chartered Bank Building, 4-4A Des Voeux Road Central
	CIG Building Branch	Shop B, Ground Floor, CIG Building, 141 Des Voeux Road Central
	Leighton Centre Branch	Shop 12-16, Upper Ground Floor Leighton Centre, 77 Leighton Road, Causeway Bay
	Taikoo Place Branch	Ground Floor, 969 King's Road, Quarry Bay
	North Point Centre Branch	284 King's Road, North Point
Kowloon:	Mongkok Bank Centre Branch	Bank Centre, 630-636 Nathan Road, Mongkok
	Tsimshatsui Branch	10 Granville Road, Tsimshatsui
	Cheung Sha Wan Branch	828 Cheung Sha Wan Road, Cheung Sha Wan
	Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
New Territories:	Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan

Please also refer to the published version of this announcement in the South China Morning Post.

Industrial and Commercial Bank of China (Asia) Limited

Hong Kong Island:	Central Branch	ICBC Tower, 122-126 Queen's Road Central, Hong Kong
	Sheung Wan Branch	152-154 Connaught Road Central, Hong Kong
	Wanchai Branch	117-123 Hennessy Road, Wanchai, Hong Kong
	Causeway Bay Branch	8 Causeway Road, Causeway Bay, Hong Kong
Kowloon:	Tsimshatsui Branch	33-35 Chatham Road, Kowloon
	Mongkok Branch	777 Nathan Road, Kowloon
	Shamshuipo Branch	302-304 Lai Chi Kok Road, Kowloon
New Territories:	Kwai Chung Branch	Unit G02, Tower A, Regent Centre, 63 Wo Yi Hop Road, Kwai Chung, N.T.

Both **WHITE** and **YELLOW** application forms completed in all respects (to which cheques or banker's cashier orders should be securely stapled) should be deposited in the special collection boxes provided at any of the branches of Standard Chartered Bank and Industrial and Commercial Bank of China (Asia) Limited referred to above on the following dates during the following times:

Please also refer to the published version of this announcement in the South China Morning Post.

Tuesday, 5th December, 2000	**--**	**9;00 a.m. to 4:00 p.m.**
Wednesday, 6th December, 2000	**--**	**9:00 a.m. to 4:00 p.m.**
Thursday, 7th December, 2000	**--**	**9:00 a.m. to 4:00 p.m.**
Friday, 8th December, 2000	**--**	**9:00 a.m. to 12:00 noon**

Subject to the terms and conditions set out in the Prospectus and the related application forms, completed application forms (with payment attached) must be lodged by no later than 12:00 noon on Friday, 8th December, 2000 (or such later date as may apply in the case of a tropical cyclone warning signal number 8 or above or a "black" rainstorm warning signal being in force in Hong Kong as described in the paragraph headed "Effect of bad weather on the opening of the application lists" in the section headed "How to apply for the Public Offer Shares" in the Prospectus). The announcement of the level of indication of interests in the Placing, the results of applications under the Public Offer, the basis of allotment of the Public Offer Shares, the Hong Kong identity card numbers of successful applicants and the procedures for collecting of Shares certificate(s) is scheduled to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or about Wednesday, 13th December, 2000.

If you have applied for 500,000 Public Offer Shares or more on a **WHITE** application form and have indicated on your application form that you will collect your Share certificate(s) and/or refund cheque(s) (if any), you may collect it/them in person from Abacus Share Registrars Limited at 2401 Prince's Building, Central, Hong Kong between 9 a.m. and 1 p.m. on Thursday, 14th December, 2000. You must show your identification document to collect your Share certificate(s) and/or refund cheque(s). If you do not collect your Share certificate(s) and/or refund cheque(s), (if any), within the specified time available for collection, they will be sent to the address on your application form shortly after 1:00 pm on Thursday, 14th December, 2000 by ordinary post at your own risk. If you have applied for 500,000 Public Offer Shares or more and have not indicated on your application form that you will collect your Share certificate(s) and/or refund cheque(s), if any, in person(s) or if you have applied for less than 500,000 Public Offer Shares, then your Share certificate(s) and/or refund cheque(s) will be sent to the address on your application form by ordinary post and at your own risk on or after Thursday, 14th December, 2000. The Company will not issue temporary documents of title.

Please also refer to the published version of this announcement in the South China Morning Post.

If you have applied for the Public Offer Shares on a **YELLOW** application form and your application is wholly or partially successful, your Share certificate(s) will be issued in the name of HKSCC Nominees Limited and deposited into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you by the close of business on Thursday, 14th December, 2000 or under contingent situation, on any other date as shall be determined by Hongkong Clearing or HKSCC Nominees Limited. You should check the number of Public Offer Shares allotted to you with your designated CCASS participant if you are applying through a designated CCASS participant, or via the CCASS Phone System if you are applying as a CCASS Investor Participant. For CCASS Investor Participants, Hongkong Clearing will also mail to you an Activity Statement showing the number of Public Offer Shares credited to your CCASS Investor Participant's stock account. The procedures for collection of refund cheques for YELLOW application form applicants are the same as those for **WHITE** application form applicants.

If your application is wholly or partially unsuccessful, the Company will refund your application money, brokerage and Stock Exchange transaction levy to you without interest. All refunds will be made by a cheque crossed "Account payee only", and made out to you, or, if you are joint applicants, to the first-named applicant on your application form on the terms set out under the paragraph headed "Refund of your money" in the application forms.

Hong Kong, 5th December, 2000

Listed Companies News

CHAODA MODERN AGRICULTURE (HOLDINGS) LTD<0682> - Announcement

The Stock Exchange has received a message from Chaoda Modern Agriculture (Holdings) Limited, a new listing applicant, which is reproduced as follows:-

"

	2000
Announcement of the final Offer Price, the level of indication of interest in the Placing, the results of applications and basis of allocation of the Public Offer and the Hong Kong identity card numbers of successful applicants to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before	Wednesday, 13th December
Despatch/collection of share certificates and refund cheques on or before	Thursday, 14th December
Dealings in Shares on the Stock Exchange to commence on	Friday, 15th December

WHITE application form:

If you have applied for 500,000 Public Offer Shares or more and have indicated on your application form that you will collect your share certificate(s) and/or refund cheque(s) (if any), you may collect it/them in person from:

Abacus Share Registrars Limited
2401 Prince's Building
Central
Hong Kong

between 9:00 a.m. and 1:00 p.m. on the date notified by the Company in the newspapers as the date of collection of share certificates and/or refund cheques. The collection date is expected to be on or before Thursday, 14th December, 2000.

If you are an individual who opts for personal collection, you must not authorise any other person to make collection on your behalf. If you are a corporate applicant which opts for personal collection, you must attend by your authorised representative bearing a letter of authorisation from your corporation stamped with your corporation chop. Both individuals and authorised representatives (if applicable) must produce, at the time of collection evidence of identity acceptable to Abacus Share Registrars Limited. If you do not collect your share certificate(s) and/or refund cheque (if any) within the specified time available for collection, they will be sent to the address on your application form shortly after 1:00 p.m. on Thursday, 14th December, 2000 by ordinary post at you own risk.

If you have applied for 500,000 Public Offer Shares or more and have not indicated on your application form that you will collect your share certificate(s) and/or refund cheques (if any) in person; or if you have applied for less than 500,000 Public Offer Shares; or if your application is rejected, not accepted or accepted in part only, or if the Offer Price

as finally determined is less than the initial price per Share (excluding brokerage and Stock Exchange transaction levy thereon) paid on application; or if the conditions of the Public Offer are not fulfilled in accordance with the section headed "Structure of the Share Offer - Conditions of the Share Offer" in the prospectus, or if any application is revoked or any allotment pursuant thereto has become void, then your share certificate(s) and/or refund (if any) in respect of the application monies, or the appropriate portion thereof, together with the related brokerage and Stock Exchange transaction levy, if any, (without interest) will be sent to the address on your application form on or before Thursday, 14th Decebmer, 2000 by ordinary post at your own risk.

Hong Kong, 12th December, 2000"

Listed Companies News

CHAODA MODERN<0682> - New Listing

Market participants are requested to note that Chaoda Modern Agriculture (Holdings) Limited has been approved for listing. Trading in its shares will commence at 10:00 a.m. on Friday, 15/12/2000 under the following particulars:-

Stock Code	Stock Short Name	Board Lot
682	CHAODA MODERN	2,000 shares

Please also refer to the published version of this announcement in the South China Morning Post.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

Chaoda Modern Agriculture (Holdings) Limited

超大現代農業(控股)有限公司

(incorporated in the Cayman Islands with limited liability)

Placing and Public Offer

Number of Offer Shares :	**400,000,000 Shares**
Number of Placing Shares :	**360,000,000 Shares**
Number of Public Offer Shares :	**40,000,000 Shares**
Offer Price :	**HK$1.52 per Share (exclusive of 1% brokerage and 0.01% Stock Exchange transaction levy)**
Par value :	**HK$0.10 each**
Stock Code :	**682**

Please also refer to the published version of this announcement in the South China Morning Post.

Global Coordinator, Lead Manager and Sponsor

ICEA

Co-Lead Manager

BOCI Asia Limited

Co-Managers

The Bank of East Asia, Limited

CEF Capital Limited **Ka Wah Capital Limited**

KGI Asia Limited **Shenyin Wanguo Capital (H.K.) Limited**

Sun Hung Kai International Limited **Tai Fook Securities Company Limited**

SUMMARY

- The Offer Price has been fixed at HK$1.52 per Share (exclusive of 1% brokerage and 0.01% Stock Exchange transaction levy).

- A total of 828 valid applications pursuant to the Public Offer on WHITE and YELLOW application forms for a total of 135,930,000 Public Offer Shares have been received, equivalent to about 3.4 times of the total number of Public Offer Shares initially available for subscription under the Public Offer.

- The initial 360,000,000 Placing Shares were well over-subscribed and will be allocated in full.

- Share certificates and refund cheques (which are either not available for personal collection or which are so available but are not collected in person) will be despatched by

ordinary post to those entitled at their own risk on Thursday, 14th December, 2000.

- Share certificates of the Public Offer Shares allotted to applicants using YELLOW application forms are expected to be deposited into CCASS for credit to their designated CCASS participants' or investor participants' stock accounts at the close of business on Thursday, 14th December, 2000.

- Dealings in the Shares on the Stock Exchange are expected to commence at 10:00 a.m. on Friday, 15th December, 2000.

Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those terms defined in the prospectus dated 5th December, 2000 (the "Prospectus") issued by Chaoda Modern Agriculture (Holdings) Limited (the "Company").

Please also refer to the published version of this announcement in the South China Morning Post.

APPLICATIONS RECEIVED AND ALLOTMENT OF OFFER SHARES

The Directors are pleased to announce that at the close of the application lists at 12:00 noon on Friday, 8th December, 2000, a total of 828 valid applications were received pursuant to the Public Offer on WHITE and YELLOW application forms for a total of 135,930,000 Public Offer Shares, equivalent to about 3.4 times of the total number of 40,000,000 Public Offer Shares initially available for application on WHITE and YELLOW application forms.

Of the applications received on WHITE and YELLOW application forms, a total of 818 applications in respect of a total of 82,930,000 Public Offer Shares were made for the Public Offer Shares in the value (excluding brokerage and Stock Exchange transaction levy) of HK$5 million or less (equivalent to about 4.1 times of the total number of 20,000,000 Public Offer Shares available for allotment in pool A), and a total of 10 applications in respect of a total of 53,000,000 Public Offer Shares were made for Public Offer Shares in the value (excluding brokerage and Stock Exchange transaction levy) of more than HK$5 million (equivalent to about 2.7 times of the total number of 20,000,000 Public Offer Shares available for allotment in pool B). All multiple applications and suspected multiple applications have been rejected. No application for more than 100% of the Public Offer Shares available in pool A or pool B for subscription by the public have been received. The Public Offer Shares were allocated on the basis as set out in the Prospectus.

The Directors further announce that the 360,000,000 Placing Shares initially available for subscription by professional and institutional investors under the Placing were well over-subscribed and subject to satisfaction of the conditions set out in the section headed "Structure of the Share Offer" in the Prospectus, such Placing Shares are expected to be allotted in full. No placees will, individually, hold more than 10% of the enlarged issued share capital of the Company immediately after the Share Offer.

No Offer Shares will be allotted to any of the Directors, the chief executive or substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined under the Listing Rules).

The Company has granted to the Underwriters the Over-allotment Option exercisable by ICEA Capital Limited on behalf of the Underwriters at any time and from time to time during the period of 30 days from 5th December, 2000 to require the Company to allot and issue up to an aggregate of 60,000,000 additional Shares. If the Over-allotment Option is exercised, a press announcement will be made.

Please also refer to the published version of this announcement in the South China Morning Post.

OFFER PRICE

The Offer Price has been fixed by agreement between ICEA Capital Limited, on behalf of the Underwriters, and the Company at HK$1.52 per Share (exclusive of 1% brokerage and 0.01% Stock Exchange transaction levy.

Please also refer to the published version of this announcement in the South China Morning Post.

BASIS OF ALLOTMENT

Subject to satisfaction of the conditions set out in the section headed "Structure of the Share Offer" in the Prospectus, Shares available to satisfy applications by the public on **WHITE** and **YELLOW** application forms will be allotted on the following basis:

Number of Public Offer Shares applied for	Number of valid applications	Basis of allotment of Public Offer Shares	Approximate percentage of allotment
Pool A			
2,000	145	2,000 Public Offer Shares	100.00%
4,000	85	2,000 Public Offer Shares	50.00%
6,000	62	2,000 Public Offer Shares	33.33%
8,000	36	2,000 Public Offer Shares, plus 1 out of 6 to receive additional 2,000 Public Offer Shares	29.17%
10,000	97	2,000 Public Offer Shares, plus 43 out of 97 to receive additional 2,000 Public Offer Shares	28.87%
12,000	33	2,000 Public Offer Shares, plus 24 out of 33 to receive additional 2,000 Public Offer Shares	28.79%
14,000	6	4,000 Public Offer Shares	28.57%
16,000	12	4,000 Public Offer Shares, plus 1 out of 6 to receive additional 2,000 Public Offer Shares	27.08%

Please also refer to the published version of this announcement in the South China Morning Post.

18,000	11	4,000 Public Offer Shares, plus 4 out of 11 to receive additional 2,000 Public Offer Shares	26.26%
20,000	75	4,000 Public Offer Shares, plus 43 out of 75 to receive additional 2,000 Public Offer Shares	25.73%
30,000	44	6,000 Public Offer Shares, plus 37 out of 44 to receive additional 2,000 Public Offer Shares	25.61%
40,000	19	10,000 Public Offer Shares, plus 2 out of 19 to receive additional 2,000 Public Offer Shares	25.53%
50,000	25	12,000 Public Offer Shares, plus 9 out of 25 to receive additional 2,000 Public Offer Shares	25.44%
60,000	10	14,000 Public Offer Shares, plus 6 out of 10 to receive additional 2,000 Public Offer Shares	25.33%
70,000	3	18,000 Public Offer Shares	25.71%
80,000	3	20,000 Public Offer Shares	25.00%
90,000	3	22,000 Public Offer Shares	24.44%
100,000	61	24,000 Public Offer Shares	24.00%
150,000	14	36,000 Public Offer Shares	24.00%
200,000	18	48,000 Public Offer Shares	24.00%

250,000	3	60,000 Public Offer Shares	24.00%
300,000	8	72,000 Public Offer Shares	24.00%
350,000	1	84,000 Public Offer Shares	24.00%
400,000	1	96,000 Public Offer Shares	24.00%
450,000	1	108,000 Public Offer Shares	24.00%
500,000	12	120,000 Public Offer Shares	24.00%
800,000	2	192,000 Public Offer Shares	24.00%
900,000	2	216,000 Public Offer Shares	24.00%
1,000,000	8	234,000 Public Offer Shares, plus 3 out of 8 to receive additional 2,000 Public Offer Shares	23.48%
1,100,000	1	256,000 Public Offer Shares	23.27%
1,200,000	1	278,000 Public Offer Shares	23.17%
1,500,000	2	346,000 Public Offer Shares	23.07%
1,800,000	1	414,000 Public Offer Shares	23.00%
2,000,000	3	460,000 Public Offer Shares	23.00%
2,500,000	5	574,000 Public Offer Shares, plus 3 out of 5 to receive additional 2,000 Public Offer Shares	23.01%

Please also refer to the published version of this announcement in the South China Morning Post.

2,700,000	1	622,000 Public Offer Shares	23.04%
2,800,000	1	644,000 Public Offer Shares	23.00%
3,000,000	3	690,000 Public Offer Shares	23.00%
	818		

Pool B

3,100,000	3	1,172,000 Public Offer Shares, plus 1 out of 3 to receive additional 2,000 Public Offer Shares	37.83%
3,200,000	1	1,210,000 Public Offer Shares	37.81%
3,500,000	1	1,322,000 Public Offer Shares	37.77%
4,500,000	1	1,698,000 Public Offer Shares	37.73%
6,000,000	1	2,264,000 Public Offer Shares	37.73%
6,500,000	1	2,452,000 Public Offer Shares	37.72%
10,000,000	2	3,768,000 Public Offer Shares	37.68%
	10		

Please also refer to the published version of this announcement in the South China Morning Post.

RESULTS OF APPLICATIONS MADE ON WHITE APPLICATION FORMS

The following are the identification document numbers (where supplied) of successful applicants using application forms and the corresponding number of Public Offer Shares to be allotted.

Identification document number	**Number of Public Offer Shares to be allotted**
0480242600005990	622,000
0480242600005990	1,172,000
11690919000	36,000
21284172	2,000
A0098070	24,000
A0805672	2,000
A1734639	10,000
A2447560	4,000
A3221779	4,000
A4097230	4,000
A4484412	2,000
A4784777	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

A6293320	4,000
A6517431	2,000
A6770498	2,000
A6853601	4,000
A6868951	10,000
A7115264	6,000
A7648173	2,000
A7817870	6,000
A7890098	6,000
A7988241	36,000
A8075754	6,000
A8443729	2,000
A8534503	2,000
A9118465	2,000
A9214723	48,000
A935083A	2,000
A9416105	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

A9423292	8,000
A9599536	2,000
A9843909	2,000
A9893051	2,000
A9936931	36,000
A9939345	4,000
B0276788	6,000
B0427972	8,000
B1040982	4,000
B291160A	2,000
B3528664	2,000
B4241296	2,000
B4539392	4,000
B5787586	2,000
B689274A	4,000
B6899469	24,000
B7591530	4,000

Please also refer to the published version of this announcement in the South China Morning Post.

B7731383	2,000
B7798399	4,000
B7799263	60,000
B8188187	2,000
B8973208	2,000
B9021898	10,000
B9524555	24,000
B965033A	2,000
C0592909	4,000
C2167245	4,000
C2353251	2,000
C2712847	2,000
C2757867	2,000
C2976577	108,000
C3263574	2,000
C3419086	4,000
C3649634	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

C378664A	4,000
C3992363	2,000
C4140417	2,000
C4263861	2,000
C4324461	14,000
C4426876	6,000
C452987A	6,000
C4658769	6,000
C5042095	2,000
C5055553	2,000
C5084316	4,000
C5087315	4,000
C5428082	2,000
C5554061	2,000
C581425A	2,000
C5843756	2,000
C6105473	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

C6154210	2,000
C6190586	2,000
C6206334	2,000
C6247871	8,000
C6296333	2,000
C6325600	10,000
C6335487	8,000
C6372854	2,000
C6533599	4,000
C6728128	2,000
D0002004	14,000
D0058050	2,000
D0066649	10,000
D0121488	4,000
D0131017	2,000
D0223469	10,000
D0382559	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

D0660737	2,000
D0811646	4,000
D0892506	2,000
D0960390	2,000
D1025644	2,000
D1202708	2,000
D1228154	4,000
D1269058	2,000
D1305973	2,000
D1434323	2,000
D1435273	2,000
D1660447	4,000
D1671171	96,000
D1680596	2,000
D1970292	2,000
D2047005	4,000
D2049369	10,000

Please also refer to the published version of this announcement in the South China Morning Post.

D2130182	4,000
D2168929	24,000
D2220084	2,000
D2247373	2,000
D2411416	2,000
D2412498	4,000
D2501512	2,000
D2555078	2,000
D2595525	2,000
D2931045	2,000
D2981670	4,000
D2983878	2,000
D3339417	2,000
D3415989	36,000
D3763669	4,000
D385303A	2,000
D3917682	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

D408689A	2,000
D413925A	2,000
D4151624	2,000
D4201907	2,000
D4256094	2,000
D4350651	2,000
D4466722	2,000
D453423A	2,000
D4560850	2,000
D464678A	4,000
D4653182	20,000
D4766238	2,000
D477124A	2,000
D4907648	4,000
D4996330	2,000
D5070628	4,000
D5115060	4,000

Please also refer to the published version of this announcement in the South China Morning Post.

D5302103	2,000
D5522839	2,000
D5654077	2,000
D5658676	4,000
D595044A	4,000
D6165207	2,000
D6254501	2,000
D6266461	6,000
D6402101	2,000
D6433740	2,000
D6532609	4,000
D6554122	4,000
D6557415	2,000
D6831304	4,000
D7014377	6,000
D7053259	2,000
D7512148	120,000

Please also refer to the published version of this announcement in the South China Morning Post.

D7528710	2,000
D8065811	24,000
D8091677	2,000
D8221864	4,000
D8223964	2,000
D8540307	2,000
D8546445	2,000
E1389509	4,000
E1652528	2,000
E1854376	2,000
E2167437	2,000
E2183807	2,000
E2267059	2,000
E2569144	2,000
E2580644	2,000
E2759482	216,000
E2927253	2,000

E3008677	2,000
E3210492	2,000
E358290A	8,000
E3652479	2,000
E3824091	2,000
E3945778	2,000
E4190452	2,000
E4359503	2,000
E4546001	2,000
E4593476	2,000
E480048A	2,000
E4867495	2,000
E4943493	236,000
E5206859	2,000
E5298311	2,000
E5564372	2,000
E5702848	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

E6157789	2,000
E6843224	2,000
E7010889	4,000
E7111014	4,000
E7128820	18,000
E7178003	2,000
E7191468	2,000
E7348561	2,000
E7406200	12,000
E7432074	4,000
E7502412	2,000
E762585	2,000
E7871442	4,000
E8035478	6,000
E8087664	2,000
E8231080	12,000
E8248498	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

E8333126	4,000
E8450815	2,000
E8538100	2,000
E8683283	4,000
E8762043	2,000
E8788867	2,000
E8809864	2,000
E8910115	4,000
E9101865	4,000
E9122161	8,000
E9202009	2,000
E9522461	4,000
E9685719	2,000
E9793899	2,000
E9883065	2,000
G0006385	16,000
G0288356	4,000

Please also refer to the published version of this announcement in the South China Morning Post.

G0553769	4,000
G057796A	2,000
G0666717	4,000
G0716633	2,000
G0788650	2,000
G0801495	2,000
G0808147	4,000
G0815208	4,000
G111369A	2,000
G1144595	8,000
G1249168	2,000
G1433252	20,000
G1480692	2,000
G1507825	6,000
G1552286	16,000
G1634118	2,000
G1804021	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

G1898077	4,000
G1975349	4,000
G2154845	22,000
G2470402	4,000
G2584815	2,000
G259148A	2,000
G2806729	2,000
G2831065	4,000
G303746A	2,000
G3260746	2,000
G346158A	22,000
G3704431	2,000
G3725633	4,000
G372758A	2,000
G3824216	2,000
G3959030	2,000
G4149164	4,000

G4221760	4,000
G4297902	24,000
G4300571	2,000
G4301330	2,000
G4372645	4,000
G4444387	2,000
G4593242	6,000
G4607316	2,000
G4686003	2,000
G4723626	2,000
G4747843	2,000
G4825364	2,000
G4849646	2,000
G485223A	4,000
G5251043	4,000
G5376709	72,000
G5474905	2,000

G5716224	4,000
G5959224	2,000
G5991225	6,000
G6046745	8,000
G6076849	6,000
G6117898	2,000
G6142817	2,000
G6219070	2,000
G6222233	2,000
G6259331	2,000
G6270084	36,000
G6319024	2,000
G6319261	2,000
G6351432	2,000
G6462986	4,000
G6504034	2,000
G6507211	4,000

Please also refer to the published version of this announcement in the South China Morning Post.

G6512754	2,000
G6613852	12,000
G6682897	2,000
G6698823	2,000
G6827178	2,000
G6858154	2,000
G698947A	6,000
G7015819	2,000
G7043812	2,000
G7071298	12,000
G711390A	8,000
G711678A	2,000
G8006937	2,000
G8062934	2,000
G8092906	2,000
G81145325	2,000
G8138140	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

G8182751	2,000
G8190681	2,000
G8225574	4,000
H0018475	2,000
H0072054	4,000
H0561586	6,000
H1269382	24,000
H3071482	2,000
H3134131	4,000
H3226524	2,000
H3441417	2,000
H349765A	2,000
H3638857	2,000
H3980806	2,000
H4023961	2,000
H4038322	6,000
H4067195	4,000

Please also refer to the published version of this announcement in the South China Morning Post.

H4173874	120,000
H425825A	2,000
H4337214	2,000
H4683244	6,000
H4749059	4,000
K0016810	2,000
K0097810	2,000
K0173649	4,000
K0176931	2,000
K0182370	2,000
K0224642	24,000
K0341193	2,000
K0372587	4,000
K0445096	2,000
K0471135	2,000
K0527165	6,000
K0529915	10,000

K063669A	24,000
K0794856	2,000
K0841447	2,000
K0842036	2,000
K0844489	2,000
K096897B	2,000
K1103156	6,000
K1163655	2,000
K1173588	2,000
K1306359	2,000
K1347616	2,000
K1524208	2,000
K1526537	10,000
K1700812	2,000
K1719467	8,000
K1743473	12,000
K1765809	2,000

K1826360	10,000
K196660A	2,000
K2189488	2,000
K2458284	2,000
K2535106	6,000
K257652A	16,000
K2643324	4,000
K2858924	2,000
K2904977	2,000
K3040178	36,000
K3077225	2,000
K3251942	2,000
K3384969	2,000
K3468364	8,000
K3519228	2,000
K3998991	2,000
K4042972	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

K4065670	4,000
K4112091	2,000
K4122461	2,000
K412362A	4,000
K4267532	2,000
K4371399	2,000
K4452986	2,000
K4483596	2,000
K4498313	2,000
K449878A	12,000
K4560892	8,000
K4671813	8,000
K4775554	2,000
K4809262	2,000
K4871626	2,000
K4884930	8,000
K4917812	2,000

K5079993	2,000
K5361605	2,000
K5394538	4,000
K5732115	2,000
K5863546	2,000
K5876141	2,000
K6061680	2,000
K6082610	4,000
K6547966	2,000
K702956A	2,000
K7132085	2,000
K7249810	2,000
K7269145	2,000
K7362226	4,000
K7397992	4,000
K7499965	2,000
K7743467	4,000

Please also refer to the published version of this announcement in the South China Morning Post.

K7767021	2,000
K7787243	2,000
K783411A	2,000
K8401411	2,000
K8406286	2,000
K8897727	4,000
K9174605	2,000
K9754598	2,000
K9865438	2,000
L0013644	2,000
P0177540	2,000
P0298356	2,000
P0516884	6,000
P0519573	4,000
P0631608	6,000
P0861808	2,000
P0917072	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

P1237342	24,000
P1268868	2,000
P1511991	6,000
P2062635	2,000
P2075591	2,000
P2335577	2,000
P2392422	2,000
P280125A	2,000
P2806103	12,000
P2975940	2,000
P4181275	6,000
P5339964	4,000
P5391885	2,000
P5801366	2,000
P6002394	10,000
P6785704	4,000
P6868634	16,000

Please also refer to the published version of this announcement in the South China Morning Post.

P6924542	2,000
P6970501	6,000
P7001421	4,000
P7334935	24,000
P7415846	2,000
P8361286	8,000
P8752749	2,000
V0036714	2,000
V0080535	2,000
V0330116	2,000
V0333182	2,000

Please also refer to the published version of this announcement in the South China Morning Post.

RESULTS OF APPLICATIONS BY INVESTOR PARTICIPANTS OF CCASS

The following is the result of applications made by CCASS investor participants using YELLOW application forms:

Identification document number	Number of Public Offer Shares to be allotted
H467721A	2,000
A8742645	6,000
H3114386	8,000

Please also refer to the published version of this announcement in the South China Morning Post.

COLLECTION/DESPATCH OF SHARE CERTIFICATES AND RETURN OF APPLICATION MONIES

Share certificates for successful and partly successful applications on WHITE application forms and refund cheques for all applicants on WHITE and YELLOW application forms, as the Offer Price finally determined at HK$1.52 (exclusive of 1% brokerage and 0.01% Stock Exchange transaction levy) is less than the initial Offer Price paid on application, are expected to be despatched by ordinary post to those entitled at their own risk on Thursday, 14th December, 2000. Applicants who have applied on WHITE and YELLOW application forms of 500,000 Shares or more and have indicated on their application forms that they wish to collect share certificates and/or refund cheques (if any) in person may collect their share certificates and/or refund cheques (if any) in person from Abacus Share Registrars Limited at 2401 Prince's Building, Central, Hong Kong. The time and date of collection of share certificates and/or refund cheques are between 9:00 a.m. and 1:00 p.m. on Thursday, 14th December, 2000. Identification and (where appropriate) authorisation documents acceptable to Abacus Share Registrars Limited must be produced at the time of collection. Uncollected share certificates and refund cheques will be despatched by ordinary post at the applicants' own risk shortly thereafter.

Please also refer to the published version of this announcement in the South China Morning Post.

DEPOSIT OF SHARE CERTIFICATES INTO CCASS

For successful applicants applying by using the YELLOW application forms who are allotted Public Offer Shares in the name of HKSCC Nominees Limited, the allotted Shares will be deposited directly into CCASS for credit to the applicants' investor participant stock accounts or their designated CCASS participants' stock accounts maintained in CCASS at the close of business on Thursday, 14th December, 2000 or under contingent situation, on such other date as determined by Hongkong Clearing or HKSCC Nominees Limited. Applicants applying through designated CCASS participants (other than investor participants) can check with their designated CCASS participants the number of Public Offer Shares allotted under their applications. Applicants applying as CCASS investor participants should check against the results of investor participants' applications published herein and report any discrepancies to Hongkong Clearing before noon on Thursday, 14th December, 2000 or any other date Hongkong Clearing or HKSCC Nominees Limited chooses. On Friday, 15th December, 2000 (the next day following the credit of the Public Offer Shares to the stock accounts of CCASS investor participants), such applicants can check their new account balance via the CCASS Phone System (under the procedures contained in Hongkong Clearing's "An Operating Guide for Investor Participants" in effect from time to time). Hongkong Clearing will also mail to such applicants activity statements showing the number of Public Offer Shares credited to their stock accounts.

Please also refer to the published version of this announcement in the South China Morning Post.

COMMENCEMENT OF DEALINGS

Dealings in the Shares on the Stock Exchange are expected to commence at 10:00 a.m. on Friday, 15th December, 2000.

By order of the Board
Chaoda Modern Agriculture (Holdings) Limited
Kwok Ho
Chairman and Managing Director
Hong Kong, 12th December, 2000

Listed Companies News

CHAODA MODERN<0682> - Results Announcement

Chaoda Modern Agriculture (Holdings) Limited announced on 20/3/2001:
(stock code: 682)

Please refer to the press announcement for the details of the auditors' and audit committee's review report on the interim financial statement, to be issued by the Company on 21/3/2001.

Year end date: 30/6/2001
Currency: RMB

	(Unaudited) Current Period from 1/7/2000 to 31/12/2000 ('000)	(Unaudited) Last Corresponding Period from 1/7/1999 to 31/12/1999 ('000)
Turnover	: 284,566	66,955
Profit/(Loss) from Operations	: 187,742	41,427
Finance cost	: (313)	0
Share of Profit/(Loss) of Associates	: 0	0
Share of Profit/(Loss) of Jointly Controlled Entities	: 0	0
Profit/(Loss) after Tax & MI	: 185,777	21,423
% Change over Last Period	: N/A	
EPS/(LPS)-Basic	: 15 cents	1.8 cents
-Diluted	: N/A	N/A
Extraordinary (ETD) Gain/(Loss)	: 0	0
Profit/(Loss) after ETD Items	: 185,777	21,423
Interim Dividend per Share	: NIL	N/A
(Specify if with other options)	: N/A	N/A
B/C Dates for Interim Dividend	: N/A	
Payable Date	: N/A	
B/C Dates for (-) General Meeting	: N/A	
Other Distribution for Current Period	: N/A	
B/C Dates for Other Distribution	: N/A	

Remarks:

(1) The Company was established in the Cayman Islands on 24th August, 2000. On 15th December, 2000, the Company was listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

Pursuant to a group reconstruction (the "Reconstruction", details of which has been set out in the Company's prospectus dated 5th December, 2000) in preparation for the listing of the Company's shares on the Hong Kong Stock Exchange, the Company acquired 100% of the share capital of Timor Enterprise Limited, the Group's former holding company, through shares swap and became the ultimate holding company of the Group on 1st December, 2000. Merger accounting is adopted in the preparation of the Group's interim financial statements pursuant to SSAP No. 27, "Accounting for Group Reconstructions", under which the financial statements of the Company and the consolidated financial statements of Timor Enterprise Limited are combined as if the Reconstruction had been carried out from 26th November, 1999, the date of incorporation of Timor Enterprise Limited.

In respect of the unaudited consolidated balance sheet of the Group, the comparative figures as at 30th June, 2000 are the consolidated balance

sheet of Timor Enterprise Limited since the Company had not been incorporated at that date. The consolidated balance sheet of Timor Enterprise Limited as at 30th June, 2000 is prepared based on the acquisition accounting, which includes the balance sheets of Timor Enterprise Limited and certain subsidiaries already acquired as at 30th June, 2000.

In respect of the profit and loss account, the current comparative figures of the profit and loss account are the pro forma combined profit and loss account of the Group for the six months ended 1st July, 1999 to 31st December, 1999. According to the Hong Kong Statement of Standard Accounting Practice, no comparative figures for the corresponding period from 1st July, 1999 to 31st December, 1999 should be presented since Timor Enterprise Limited had been dormant from its date of incorporation to 31st December, 1999 and did not acquire all the other subsidiaries until the year 2000. However, for comparative purpose, the pro forma profit and loss account is presented which is prepared as if the subsidiaries acquired during the months from January to July 2000 by Timor Enterprise Limited had been subsidiaries of the Group since 1st July 1999.

(2) The calculation of the earnings per share is based on the profits for the period of Rmb185,777,000 and the weighted average number of 1,236,956,522 shares in issue during the period.

The computation of the pro forma earnings per share for the six months ended 31st December, 1999 is based on the Group's combined profit after taxation and minority interests attributable to shareholders for the same period of RMB21,423,000 and 1,200,000,000 ordinary shares deemed to be in issue throughout the period.

Diluted earnings per share for the period ended 31 December 2000 was not presented because there were no dilutive potential ordinary shares in existence during the period.

(3) An analysis of turnover and profit from continuing operations:

	Growing and sale of crops RMB'000	Breeding and sale of livestock RMB'000	Sale of ancillary food products RMB'000	Total RMB'000
Turnover				
Sales of crops	275,671	-	-	275,671
Sales of livestock	-	6,718	-	6,718
Sales of ancillary food products	-	-	2,177	2,177
	275,671	6,718	2,177	284,566
Cost of sales	(66,319)	(1,422)	(1,847)	(69,588)
Gross profit	209,352	5,296	330	214,978
Unallocated items:-				
Other revenues				2,579
Selling and distribution expenses				(20,902)
General and administrative expenses				(8,853)
Net other operating expenses				(60)
Operating profits				187,742

Exhibit D - Item (7)

China Modern Agriculture (Holdings) Limited

(Incorporated in the Cayman Islands with limited liability)

Interim Report 2000/2001



HIGHLIGHTS

- Turnover increased by 325% to approximately RMB285 million
- Profit for the period increased by 767% to approximately RMB186 million
- Low seasonality brought to a lesser output in the first-half year, contributing to approximately 45% of the full year operating profit according to the past record.
- Gross profit margin being 75.5%

The Board of Directors of Chaoda Modern Agriculture (Holdings) Limited (the "Company") is pleased to present the interim report for the six months ended 31st December, 2000 of the Company and its subsidiaries (collectively the "Group"). The consolidated profit and loss account, cash flow statement and statement of recognised gains and losses for the six months ended 31st December, 2000 and the consolidated balance sheet of the Group as at 31st December 2000 (the "interim financial statements"), which are all unaudited and certain are condensed along with selected explanatory notes, are set out below and have been reviewed by the Company's audit committee and the Company's independent auditors, PricewaterhouseCoopers and Charles Chan, Ip & Fung CPA Ltd.

INTERIM FINANCIAL STATEMENTS

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	Six months ended 31st December, 2000 *RMB'000*
Turnover		
Sales of crops		275,671
Sales of livestock		6,718
Sales of ancillary food products		2,177
		284,566
Cost of sales		(69,588)
Gross profit		214,978
Other revenues		2,579
Selling and distribution expenses		(20,902)
General and administrative expenses		(8,853)
Net other operating expenses		(60)
Operating profit	5	187,742
Finance costs		(313)
Profit before taxation		187,429
Taxation	6	(1,652)
Profit for the period		185,777
Earnings per share	7	RMB15 cents

꞉NAUDITED CONSOLIDATED BALANCE SHEET

	Notes	As at 31st December, 2000 RMB'000	As at 30th June, 2000 RMB'000
ixed assets		55,224	6,169
onstruction in progress		62,028	—
·eferred development costs		38,300	22,200
ong-term prepaid rental		108,624	42,094
·ther long-term receivables and deposits		2,150	22,150
urrent assets			
Inventories, at cost		20,243	4,901
Accounts receivable	8	17,951	3,468
Other receivables, deposits and prepayments		57,181	23,377
Loan to a third party		—	30,000
Bank balances and cash	9	611,602	12,700
		706,977	74,446
urrent liabilities			
Amounts due to related companies	10	3,081	13,245
Other payables and accrued charges		25,089	11,933
Current portion of long-term payable		—	1,800
Dividend payable	11	—	20,000
Short term bank loans - secured	9	30,000	—
Taxation		38,642	32,019
		96,812	78,997
et current assets/ (liabilities)		610,165	(4,551)
		876,491	88,062
.nanced by:			
ıare capital	12	169,824	411
ɘserves	13	706,667	77,615
ıareholders' funds		876,491	78,026
on-current liabilities			
Long-term advances from shareholders		—	10,036
		876,491	88,062

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Notes	Six months ended 31st December, 2000 RMB'000
Net cash inflow from operating activities		161,340
Net cash inflow from returns on investments and servicing of finance		2,441
Net cash outflow from investing activities		
Net cash inflow from acquisition of subsidiaries	14	1,136
Net cash outflow from other investing activities		(175,703)
		(174,567)
Net cash inflow/(outflow) from financing activities		
Proceeds from issue of shares	12(f)	645,331
Issuing expenses	12(f)	(63,843)
New bank loans		45,000
Repayment of bank loan		(15,000)
Bank deposits pledged for banking facilities		(53,070)
Cash outflow from other financing activities		(1,800)
		556,618
Increase in cash and cash equivalents		545,832
Cash and cash equivalents at 1st July, 2000		12,700
Cash and cash equivalents at 31st December, 2000		558,532
Analysis of the balances of cash and cash equivalents		
Cash and bank balances		611,602
Less: bank deposits pledged for banking facilities		(53,070)
Cash and cash equivalents at 31st December, 2000		558,532

JNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND ,OSSES

	Notes	Six months ended 31st December, 2000 RMB'000
Jet gains/(losses) not recognised in the profit and loss account		—
'rofit for the period		185,777
'otal recognised gains		185,777
:apital reserve arising from acquisition of subsidiaries	13	15,044
:ontributed surplus arising from the Reconstruction	13	16,567
		217,388

IOTES TO THE INTERIM FINANCIAL STATEMENTS

. **Background of the Company**

The Company was established in the Cayman Islands on 24th August, 2000. On 15th December, 2000, the Company was listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") by the issue of 400,000,000 ordinary shares at an offer price of HK$1.52 per share.

. **Basis of preparation**

The interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants (as applicable to condensed interim financial statements) and Appendix 16 of the Listing Rules.

Pursuant to a group reconstruction (the "Reconstruction", details of which has been set out in the Company's prospectus dated 5th December, 2000) in preparation for the listing of the Company's shares on the Hong Kong Stock Exchange, the Company acquired 100% of the share capital of Timor Enterprise Limited, the Group's former holding company, through shares swap and became the ultimate holding company of the Group on 1st December, 2000. Merger accounting is adopted in the preparation of the Group's interim financial statements pursuant to SSAP No. 27, "Accounting for Group Reconstructions", under which the financial statements of the Company and the consolidated financial statements of Timor Enterprise Limited are combined as if the Reconstruction had been carried out from 26th November, 1999, the date of incorporation of Timor Enterprise Limited.

In respect of the unaudited consolidated balance sheet of the Group, the comparative figures as at 30th June, 2000 are the consolidated balance sheet of Timor Enterprise Limited since the Company had not been incorporated at that date. The consolidated balance sheet of Timor Enterprise Limited as at 30 th June, 2000 is prepared based on the acquisition accounting, which includes the balance sheets of Timor Enterprise Limited and the subsidiaries already acquired as at 30th June, 2000.

In respect of the unaudited consolidated profit and loss account of the Group for the six months ended 31st December, 2000, no comparative figures for the corresponding period from 1st July, 1999 to 31st December, 1999 are presented since Timor Enterprise Limited had been dormant from its date of incorporation to 31st December, 1999 and did not acquire all the other subsidiaries until the year 2000.

3. **Principal Accounting Policies**

The principal accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the accountants' report as set out in the Company's prospectus dated 5th December, 2000.

4. **Principal Activities of Operations**

The Group is principally engaged in the growing and sale of crops, breeding and sale of livestock and sale of ancillary food products. The results of the major business activities for the six months ended 31st December, 2000 are summarised below:

	Growing and sale of crops	**Breeding and sale of livestock**	**Sale of ancillary food products**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover				
Sales of crops	275,671	—	—	275,671
Sales of livestock	—	6,718	—	6,718
Sales of ancillary food products	—	—	2,177	2,177
	275,671	6,718	2,177	284,566
Cost of sales	(66,319)	(1,422)	(1,847)	(69,588)
Gross profit	209,352	5,296	330	214,978
Unallocated items:—				
Other revenues				2,579
Selling and distribution expenses				(20,902)
General and administrative expenses				(8,853)
Net other operating expenses				(60)
Operating profits				187,742
Finance costs				(313)
Profit before taxation				187,429
Taxation				(1,652)
Profit for the period				185,777

The Group's operations are primarily in the People's Republic of China ("PRC") and the Group's direct export sales and gross profit attributable to other geographical areas are both less than 5% of the Group's consolidated total, consequently, no geographical analysis of turnover is presented.

Operating profit

Operating profit is stated after charging the following:

	Six months ended 31st December, 2000 *RMB'000*
Depreciation of owned fixed assets	1,242
Operating lease expenses	
— land and buildings	7,067
— motor vehicles	242
Staff costs	24,847
Amortisation of deferred development costs	300
Amortisation of long-term prepaid rental	1,721

Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	Notes	Six months ended 31st December, 2000 *RMB'000*
PRC income tax	(i)	1,652
Hong Kong profits tax	(ii)	—

(i) PRC income tax represents tax charges on the assessable profits of the PRC subsidiaries of the Group.

(ii) No provision for Hong Kong profits tax has been made for the period as there are no estimated assessable profits for the subsidiary operated in Hong Kong during the period.

Earnings per share

The calculation of the earnings per share is based on the profit for the period of RMB185,777,000 and the weighted average number of 1,236,956,522 shares in issue during the period.

Accounts receivable

The Group granted a credit term of 30 days to the majority of its customers and all the Group's accounts receivable as at 31st December, 2000 are within such credit terms.

Bank balances and cash

Included in the bank balances and cash is a bank deposit of HK$50,000,000 (equivalent to RMB53,070,000) which has been pledged as security for the Group's short term banking facilities amounting to RMB50,000,000 of which RMB30,000,000 was utilized as at 31st December, 2000.

10. **Amounts due to related companies**

The amounts due to related companies arose from purchases of agricultural materials. Such companies are majority owned by Mr. Kwok Ho, a director and controlling shareholder of the Company. They are trading nature and aged within 3 months.

11. **Proposed dividends**

The Board of Directors does not recommend a payment of dividends for the six months ended 31st December, 2000.

12. **Share capital**

		Authorised Ordinary shares of HK$0.1 each		
	Notes	*No. of shares*	*HK$'000*	*RMB'000*
As at 1st July, 2000		—	—	—
Upon incorporation of the Company	(a)	3,500,000	350	371
Increase of authorised share capital	(b)	4,996,500,000	499,650	527,144
As at 31st December, 2000		5,000,000,000	500,000	527,515

		Issued and fully paid Ordinary shares of HK$0.1 each		
	Notes	*No. of shares*	*HK$'000*	*RMB'000*
As at 1st July, 2000		—	—	—
Issue upon incorporation of the Company	(c)	2	—	—
Acquisition of subsidiaries	(d)	998	—	—
Allotment to then existing shareholders	(e)	1,199,999,000	120,000	127,368
Issue of shares upon listing	(f)	400,000,000	40,000	42,456
As at 31st December, 2000		1,600,000,000	160,000	169,824

(a) The Company was incorporated on 24th August, 2000 with an authorised share capital of HK$350,000 divided into 3,500,000 of HK$0.10 each.

(b) On 23rd November, 2000, the authorised share capital of the Company was increased from HK$350,000 to HK$500,000,000 by the creation of an additional 4,996,500,000 new shares.

(c) Upon its incorporation, the Company allotted and issued 2 shares at par which were credited as fully paid.

(d) Pursuant to the Reconstruction, the Company issued 998 shares to acquire 100% shareholdings of Timor Enterprise Limited, the Group's former holding company from its then existing shareholders.

(e) Pursuant to the Company's written resolution on 29th November, 2000, conditional on the share premium account of the Company being credited as a result of the new issue of shares as set out in note (f) below, a total of HK$119,999,900 of such amount arising from the public issuing was directed to be capitalised as share capital of the Company and 1,199,999,000 new shares were allotted to the then existing shareholders of the Company.

(f) The Company issued 400,000,000 ordinary shares of HK$0.10 each at a subscription price of HK$1.52 per share upon the listing of the Company's shares on the Hong Kong Stock Exchange. The Group raised approximately HK$547 million net of related expenses (equivalent to RMB581.5 million) by way of this placing and public offering.

(g) The share capital in the consolidated balance sheet as at 30th June, 2000 represents the share capital of Timor Enterprise Limited, the former holding company of the Group.

3. **Reserves**

	Share Premium	Capital Reserve	Statutory Common Reserve	Statutory Welfare Reserve	Retained profits	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 1st July, 2000	—	63,283	—	566	13,766	77,615
Acquisition of subsidiaries	—	15,044	—	—	—	15,044
Contributed surplus arising from the Reconstruction	—	16,567	—	—	—	16,567
Issue of shares upon listing	602,875	—	—	—	—	602,875
Issuing expenses	(63,843)	—	—	—	—	(63,843)
Capitalisation issue	(127,368)	—	—	—	—	(127,368)
Profit for the period	—	—	—	—	185,777	185,777
Transfer	—	—	501	250	(751)	—
As at 31st December, 2000	411,664	94,894	501	816	198,792	706,667

4. **Purchase of subsidiaries**

	RMB'000
Net assets acquired	
Fixed assets	366
Deferred development costs	3,100
Long-term prepaid rental	9,789
Inventories	2,663
Accounts receivable and other receivables	15,454
Bank balances and cash	1,242
Accounts payable and other payables	(12,493)
Taxation	(4,971)
	15,150
Capital reserve arising from acquisition	(15,044)
	106
Satisfied by:	
Cash	106

15. **Commitment**

(a) *Capital commitments*

At the end of the period, the Group had the following capital commitments:

	As at 31st December, 2000 *RMB'000*	As at 30th June, 2000 *RMB'000*
Contracted but not provided for		
— Research and development expenditures	18,200	12,000
— Purchase of fixed assets	376,609	191,450
Total	394,809	203,450

(b) *Operating lease commitments*

At the end of the period, the Group had the following operating lease commitments to make payment in the next twelve months which expire as follows:—

	Within one year *RMB'000*	In the second to fifth year inclusive *RMB'000*	After the fifth year *RMB'000*	Total *RMB'000*
As at 31st December, 2000				
Land and buildings	966	1,603	21,210	23,779
Others	56	388	—	444
	1,022	1,991	21,210	24,223
As at 30th June, 2000				
Land and buildings	382	381	424	1,187
Others	—	376	4,466	4,842
	382	757	4,890	6,029

16. **Related party transactions**

The Group entered into the following material transactions with related parties during the period:

	Six months ended 31st December, 2000
	RMB'000
Fujian Chaoda Agricultural Produce Trading Company Limited	
— Purchase of fertilisers	21,364
— Purchase of plant growth regulators	749
Beijing Chaoda Yingjun Bio-tech Company Limited	
— Purchase of seeds	270

(i) The above related parties are companies majority owned by Mr. Kwok Ho, a director and Controlling Shareholder of the Company.

(ii) The directors are of the opinion that these transactions were conducted on normal commercial terms in the normal course of business.

SUPPLEMENTARY UNAUDITED FINANCIAL INFORMATION

As set out in note 2 to the interim financial statements, the Group's financial statements are prepared in accordance with Hong Kong Statements of Standard Accounting Practice and include the financial statements of the Company and the consolidated financial statements of Timor Enterprise Limited. In accordance with Hong Kong Statements of Standard Accounting Practice, the consolidated financial statements of Timor Enterprise Limited are prepared on an acquisition basis which requires the Timor Enterprise Limited to consolidate the accounts of subsidiaries from the date that the subsidiaries are acquired. Accordingly, the consolidated balance sheet of Timor Enterprise Limited as at 30th June, 2000 did not include assets and liabilities of those subsidiaries which acquired after 30th June, 2000.

For comparison purpose, the directors consider that it is appropriate to provide additional financial information to shareholders by presenting the pro forma combined profit and loss account and pro forma combined balance sheet of the Group for the interim period, which are prepared as if the subsidiaries acquired during the months from January to July 2000 had been subsidiaries of the Group since 1st July, 1999.

These pro forma financial statements do not form part of the interim financial statements of the Group and have not been subject to any independent audit or review by the Company's independent auditors.

Pro forma combined profit and loss account

	For the six months ended 31st December, 2000 *RMB'000*	For the six months ended 31st December, 1999 *RMB'000*
Turnover		
Sales of crops	275,671	59,472
Sales of livestock	6,718	6,537
Sales of ancillary food products	2,177	946
	284,566	66,955
Cost of sales	(69,588)	(17,986)
Gross profit	214,978	48,969
Other revenues	2,579	71
Selling and distribution expenses	(20,902)	(4,461)
General and administrative expenses	(8,853)	(3,130)
Net other operating expenses	(60)	(22)
Operating profits	187,742	41,427
Finance costs	(313)	—
Profit before taxation	187,429	41,427
Taxation	(1,652)	(13,658)
Profit after taxation	185,777	27,769
Minority interests	—	(6,346)
Profit for the period	185,777	21,423
Earnings per share	RMB15.0 cents	*RMB1.8 cents

*—The computation of the pro forma earnings per share for the six months ended 31st December, 1999 is based on the Group's pro forma combined profit after taxation and minority interests attributable to shareholders for the same period of RMB21,423,000 and 1,200,000,000 ordinary shares (the number of shares of the Company right before the placing and public offer) deemed to be in issue throughout the period.

Pro forma combined balance sheet

	As at 31st December 2000 *RMB'000*	As at 30th June 2000 *RMB'000*
Fixed assets	55,224	6,536
Construction in progress	62,028	—
Deferred development costs	38,300	25,300
Long-term prepaid rental	108,624	51,883
Other long-term receivables and deposits	2,150	22,150
Current assets		
Inventories, at cost	20,243	7,565
Accounts receivable	17,951	4,459
Amounts due from related companies	—	200
Other receivables, deposits and prepayments	57,181	24,512
Loan to a third party	—	30,000
Bank balances and cash	611,602	13,940
	706,977	80,676
Current liabilities		
Amounts due to related companies	3,081	535
Other payables and accrued charges	25,089	18,374
Current portion of long-term payable	—	1,800
Dividend payable	—	20,000
Short term bank loans - secured	30,000	—
Taxation	38,642	36,990
	96,812	77,699
Net current assets	610,165	2,977
	876,491	108,846
Financed by:		
Share capital	169,824	516
Reserves	706,667	92,700
Shareholders' funds	876,491	93,216
Non-current liabilities		
Long-term advances from shareholders	—	15,630
	876,491	108,846

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

The Company was the first organic agricultural business successfully listed on the Main Board of The Stock Exchange of Hong Kong Limited on 15th December, 2000. The Group is an integrated and modernised agricultural enterprise practising in China, applying advanced agricultural technologies and modern organic farming techniques, over 100 species of organic vegetables and fruits are produced in carefully chosen, non-polluted production bases in China. Distribution is carried out through the Group's complete sales network, supported by a comprehensive logistics management system, to both the local and overseas markets. The Group is also engaged in the rice planting and livestock business.

The Directors are pleased to announce the Group's first interim results since its listing on the Main Board. For the six months ended 31st December, 2000, the Group recorded a turnover of RMB284,566,000 representing an increase of 325% as compared to the same period in 1999; profit before taxation was RMB187,429,000 representing an increase of 352% as compared to the same period in 1999; net profit attributable to shareholders was RMB185,777,000 representing an increase of 767% as compared to the same period in 1999; the gross profit margin increased to 75.5% representing an increase of 2.4% point as compared to the same period in 1999; the pre-tax profit margin increased to 65.9% representing an increase of 4.0% point as compared to the same period in 1999; and the net profit margin increased to 65.3% representing an increase of 33.3% point as compared to the same period in 1999.

During the period under review, the Group has been active in establishing production bases in China. Starting from its original production bases in Fujian province, the bases have been extended to Hainan Province, Guangdong Province, Jiangsu Province, Shandong Province, Liaoning Province and Shaanxi Province. The Group increased number of its production bases from 5 as at 30th June, 2000 to 22 as at 31st December, 2000, and its aggregate farmland area of 15,893 Mu (1,060 hectares) as at 30th June, 2000 was increased significantly to 47,830 Mu (3,189 hectares) as at 31st December, 2000. The enlarged production scale had brought to the increase in production volumes and species. With the extension of the sales network to all production bases and nearby cities with high consumer spending, the Group was capable to reach a substantial turnover for the period. The period under review experienced the seasonal cold climate in China, especially in the northern areas, leading to a lower production volume for agricultural produce as compared to the warm seasons in general. As an illustration, the first half-year ended 31st December, 1999 recorded a pro forma combined profit before taxation of RMB41,427,000 (Please refer to the above section "Supplementary Unaudited Financial Information"), contributing to about 45% of the pro forma combined profit before taxation for the previous financial year ended 30th June, 2000.

[he Group conducted its export sales by means of direct sales to overseas customers ınd sales locally to the PRC trading companies. The overseas markets are primarily 'apan and Hong Kong. During the review period, the Group recorded sales to the ›verseas markets (the aggregate of direct sales and sales to trading companies) at ıpproximately RMB101,170,000. Although there was significant growth in sales to he overseas markets at about 3 times as compared to the same period last year, the nitial development of the six additional provinces other than the Fujian Province are :till mainly serving the domestic markets. Therefore percentage of such sales to the ›verseas markets to the total sales was about 35 %, as compared to 42% for the same ›eriod last year.

[he performance of livestock business is also encouraging. The Directors are well ıware of the effect of the devastating windstorm in Northern China on the reduction ›f the supply of the domestic livestock, as well as the recent spread of the "foot and nouth disease" and "mad cow disease" in England and on the European continent. It s emphasised that our imported Boer goats from South Africa have fulfilled all ıecessary quarantine requirements. After the period end, the Group had established a ıew pastureland with area of 483 Mu (32 hectares) in Shangdong Province and imported 'urther flock of Boer goats. Together with our experienced breeding techniques, the 3oard of Directors believe our expansion of the livestock is able to capture the ›revailing shortage in market supply.

[he Group holds total cash in hand of RMB611,602,000 (of which the balance lenominated in Hong Kong dollars amounts to HK$543,272,000, equivalent to ₹MB576,629,000) as at 30 June, 2000. During the period under review, the Group ıtilised partial amounts from the funds raised and internal financial resources to invest n and improve production facilities at the production bases. This included the :onstruction of protection shelters and improving drainage. As a result, for the period :nded 31 December 2000, fixed assets and construction expenses increased ubstantially to RMB55,224,000 and RMB62,028,000, respectively.

'he accreditation of vegetable and fruits species from the Group's current largest ›roduction base - Sian You in the Fujian Province, by the Organic Food Development 'enter of China, further enhances the marketing ability of the produce.

'he Group's research institute continues to recruit high quality academicians and loctorate degree holders to strengthen the research and development team. The Group .lso cooperates with major research and development entities in China, to accelerate ts research efforts.

›ROSPECTS

'he Board of Directors believes that the Group should carry out improvements at gricultural facilities in production bases while also selecting suitable production bases o enhance production coverage, minimizing the adverse effects from seasonal and egional climatic variations. The Board of Directors also believe that expertise in ›rganic farming is important for the Group's future development. The Group will ontinue its commitment to foster and solicit suitable specialist skills to enhance the ompetitive edge in both domestic and overseas organic agricultural markets.

To complement the two macro-conditions stated above, the Group will speed up its application for the comprehensive international organic food certification for its agricultural produce. It will also publicize the results of its various research and development projects and explore new research and development projects to advance organic farming techniques and development new species.

The Group will also continue its efforts to extend the sales network. In China, the Group will increase its establishment of dedicated retail sales outlets to enhance direct sales to customers, and strengthen the sales channels to complement the primary focus on wholesale markets and institutional customers in the past. In the export market, the Group will actively promote its organic vegetables and fruits to the large department stores, hotels and governmental wholesale markets in Hong Kong, aiming to enhance the recognition of the "Chaoda" brandname by the general public. In Japan, the Group plans to set up its own representative office there to manage the supply of China grown agricultural produce directly to the Japanese customers.

The Board of Directors believes that China's imminent entry into WTO will bring in positive business opportunities for the Group. Being a domestic organic agricultural producer, the Group can offer a more competitive price than imported produce from overseas. For the export market, the international accreditation of the organic standard of the Group's produce will accelerate the Group's entry to the world organic food market. The Group is paving the way in every aspect to capture these business opportunities.

The Group has confidence in its future prospects. It aims to be one of the leading Chinese high-tech organic green agricultural enterprises in the worldwide organic food market and have "Chaoda" branded organic produce to be widely accepted by the general public.

LIQUIDITY AND FINANCIAL RESOURCES

The Group generally finances its operation by internally generated cashflow. The net proceeds of RMB581,488,000 (equivalent to HK$547,850,000) raised upon the flotation in December 2000 are to fund mainly the capital expenditure in respect of the expansion of the production bases in the mainland China and upgrading the production facilities. As at 31st December, 2000, just a very short period of time after receiving the flotation monies, the Group still kept majority of fund raised, as such the Group's bank and cash balances amounted to RMB611,602,000.

As at 31st December, 2000, the Group had a short term bank loan of RMB30,000,000 borrowed from a PRC bank in Fuzhou. This bank facility amounting to RMB50,000,000 is secured by a deposit of HK$50,000,000 (equivalent to RMB53,070,000). This bank loan was borrowed to expedite the expansion of the Group to meet the immediate RMB expenditure.

As at 31 December 2000, the Group had outstanding contracted capital commitments amounting to approximately RMB394,809,000 in respect of research and development expendiure and purchase of fixed assets. Net current assets as at 31 December 2000 were approximately RMB610,165,000 while current ratio being healthy at 7.3.

With the above financial resources, the directors are confident that the Group has adequate capital resources to finance its business expansion.

EMPLOYMENT AND REMUNERATION POLICY

As at 31st December, 2000, the Group had approximately 4,300 employees, majority of them are farm employees working in the PRC.

The Group normally pays a basic salary and a performance bonus to each of its farm employees. The Group has not experienced any significant difficulty in recruiting farm employees or any significant turnover in the number of its farm employees or any labour dispute with its farm employees.

The share option scheme of the Company adopted on 23rd November, 2000 provides that the Directors of the Company may offer to any full-time employee (including executive director) of the Company and any of its subsidiaries options to subscribe for shares in the Company in accordance with the terms of the share option scheme. However, no options were granted, exercised or outstanding during the six months ended 31st December, 2000.

DIRECTORS' INTEREST IN SECURITIES

As at 31st December, 2000, the interests of the Directors of the Company in the securities of the Company or any of its associated corporations (within the meaning of Securities (Disclosure of Interests) Ordinance ("SDI Ordance")) as recorded in the register kept by the Company pursuant to Section 29 of the SDI Ordinance or as otherwise notified the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, were as follows:

		Number of Shares			
Name of Company	**Name of Director**	**Personal interests**	**Family interests**	**Corporate interests**	**Total**
The Company	Kwok Ho	—	—	894,000,000 *(note 1)*	894,000,000
The Company Kailey Investment	Ip Chi Ming	—	—	204,000,000 *(note 2)*	204,000,000
Kailey Investment Limited *(Note 3)*	Kwok Ho	900	—	—	900
Kailey Investment Limited *(Note 3)*	Chiu Na Lai	100	—	—	100

Notes:

1. Held through Kailey Investment Limited in which Mr. Kwok Ho has a 90% shareholding interest.

2. Held through Young West Investments Ltd. which is wholly-owned by Mr. Ip Chi Ming.

3. The ultimate holding company of the Company, in which Mr. Kwok Ho has a 90% shareholding interest and Madam Chiu Na Lai has a 10% shareholding interest.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2000, so far as are known to the Directors of the Company, the following persons (other than the Directors of the Company whose interests are disclosed above,) were recorded in the register kept by the Company under Section 16(1) of the SDI Ordinance as being directly or indirectly interested in 10% or more of the nominal value of the issued share capital of the Company:

Name of Shareholder	Number of Shares	% of issued share capital
Kailey Investment Limited *(Note 1)*	894,000,000	55.875%
Young West Investments Ltd. *(Note 2)*	204,000,000	12.750%

Notes:

1. Kailey Investment Limited is a company incorporated in the British Virgin Islands with limited liability which is legally and beneficially owned as to 90% by Mr. Kwok Ho and as to 10% by Madam Chiu Na Lai. Mr. Kwok Ho is entitled to exercise 90% of the voting powers at general meetings of Kailey Investment Limited.

2. Young West Investments Ltd. is a company incorporated in the British Virgin Islands with limited liability which is legally and beneficially owned as to 100% by Mr. Ip Chi Ming.

INTERIM DIVIDEND

The Board of Directors does not recommend a payment of an interim dividend for the period.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 31st December, 2000.

AUDIT COMMITTEE

The Audit Committee comprises two independent non-excutive directors of the Company, namely Mr. Wong Kong Chi and Professor Lin Shun Quan. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited interim financial statements. At the request of the Audit Committee, the Group's independent auditors, PricewaterhouseCoopers and Charles Chan, Ip & Fung CPA Ltd., have carried out a review of the unaudited interim financial statements in accordance with the Statement of Auditing Standards 700 issued by the Hong Kong Society of Accountants.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not, for any part of the accounting period for the six months ended 31st December, 2000, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

On behalf of the Board
Kwok Ho
Chairman

Hong Kong, 20th March, 2001

超大現代農業（控股）有限公司

(在開曼群島註冊成立的有限公司)



二零零零／二零零一年度中期報告

摘　要

- 營業額增加325%至約人民幣285,000,000元
- 本期利潤增加767%至約人民幣186,000,000元
- 受季節性影響，上半年的產量較少，按過往記錄，估全年經營溢利約45%
- 毛利率為75.5%

超大現代農業（控股）有限公司（「本公司」）的董事會欣然呈報本公司及其附屬公司（統稱「本集團」）截至二零零零年十二月三十一日止六個月的中期報告。以下呈列本集團截至二零零零年十二月三十一日止六個月的綜合損益表、現金流量報表及已確認收益及虧損報表及截至二零零零年十二月三十一日的綜合資產負債表（「中期財務報表」）全部為未經審核（其中若干為簡明報表，並附有附註），已由本公司的審核委員會及本公司的獨立核數師羅兵咸永道會計師事務所及陳葉馮會計師事務所有限公司審閱。

中期財務報表
未經審核綜合損益表

	附註	截至二零零零年十二月三十一日止六個月 人民幣千元
營業額		
農產品銷售		275,671
牲畜銷售		6,718
副食品銷售		2,177
		284,566
銷售成本		(69,588)
毛利		214,978
其他收益		2,579
銷售及分銷開支		(20,902)
一般及行政開支		(8,853)
其他經營開支淨額		(60)
經營溢利	5	187,742
融資成本		(313)
除税前溢利		187,429
税項	6	(1,652)
期內溢利		185,777
每股盈利	7	人民幣15仙

經審核綜合資產負債表

	附註	於二零零零年十二月三十一日 人民幣千元	於二零零零年六月三十日 人民幣千元
定資產		55,224	6,169
建工程		62,028	—
延開發成本		38,300	22,200
期預付租金		108,624	42,094
他長期應收款項及按金		2,150	22,150
動資產			
存貨（按成本）		20,243	4,901
應收賬項	8	17,951	3,468
其他應收款項、按金及預付款項		57,181	23,377
借予一名第三者的貸款		—	30,000
銀行結存及現金	9	611,602	12,700
		706,977	74,446
動負債			
應付有關連公司款項	10	3,081	13,245
其他應付款項及應計費用		25,089	11,933
長期應付款項的流動部份		—	1,800
應付股息	11	—	20,000
短期銀行貸款－有抵押	9	30,000	—
税項		38,642	32,019
		96,812	78,997
動資產／（負債）淨額		610,165	(4,551)
		876,491	88,062
資方式：			
本	12	169,824	411
備	13	706,667	77,615
東權益		876,491	78,026
流動負債			
長期股東墊款		—	10,036
		876,491	88,062

未經審核簡明綜合現金流量報表

	附註	截至二零零零年十二月三十一日止六個月 人民幣千元	
經營業務的現金流入淨額			161,340
投資回報及融資費用現金流入淨額			2,441
投資活動的現金流出淨額			
收購附屬公司的現金流入淨額	14	1,136	
其他投資活動的現金流出淨額		(175,703)	
			(174,567)
融資活動的現金流入／(流出)淨額			
發行股份所得款項	12(f)	645,331	
發行股份開支	12(f)	(63,843)	
新增銀行貸款		45,000	
償還銀行貸款		(15,000)	
因銀行融資而抵押的銀行存款		(53,070)	
其他融資活動的現金流出淨額		(1,800)	
			556,618
現金及現金等價物增加			545,832
於二零零零年七月一日的現金及現金等價物			12,700
於二零零零年十二月三十一日的現金及現金等價物			558,532
現金及現金等價物結存分析			
現金及銀行結存			611,602
減：因銀行融資而抵押的銀行存款			(53,070)
於二零零零年十二月三十一日的現金及現金等價物			558,532

經營溢利

經營溢利已扣除下列各項：

	截至二零零零年十二月三十一日止六個月 人民幣千元
自置固定資產折舊	1,242
經營租賃支出	
－土地及樓宇	7,067
－汽車	242
員工成本	24,847
遞延開發費用攤銷	300
長期預付租金攤銷	1,721

稅項

於綜合損益表扣除的稅項指：

	附註	截至二零零零年十二月三十一日止六個月 人民幣千元
中國所得稅	(i)	1,652
香港利得稅	(ii)	—

(i) 中國所得稅指按本集團於中國的附屬公司應課稅溢利徵收的稅項。

(ii) 由於期內在香港經營業務的附屬公司並無估計應課稅收入，故期內並無提撥香港利得稅準備。

每股盈利

每股盈利是基於期內人民幣185,777,000元溢利及期內已發行1,236,956,522股份加權平均數而計算。

應收賬項

本集團給予其大多數客戶三十日信貸期，本集團於二零零零年十二月三十一日的所有應收賬項賬齡全部在上述信貸期內。

銀行結存及現金

包括在銀行結存及現金內有銀行存款50,000,000港元（相等於人民幣53,070,000元）質押予本集團的人民幣50,000,000元短期銀行融資額作為抵押品（其中人民幣30,000,000元於二零零零年十二月三十一日已動用）。

10. **應付有關連公司的款項**

應付有關連公司的款項因採購農業品而產生。本公司董事兼控股股東郭浩先生擁有該等公司大多數股權。應付有關連公司的款項屬貿易性質，賬齡不超過三個月。

11. **擬派股息**

董事會建議就截至二零零零年十二月三十一日止六個月不派發股息。

12. **股本**

		每股面值0.1港元的法定普通股		
	附註	股份數目	千港元	人民幣千元
於二零零零年七月一日		—	—	—
在本公司註冊成立時	(a)	3,500,000	350	371
增加法定股本	(b)	4,996,500,000	499,650	527,144
於二零零零年十二月三十一日		5,000,000,000	500,000	527,515

		每股面值0.1港元的已發行及繳足普通股		
	附註	股份數目	千港元	人民幣千元
於二零零零年七月一日		—	—	—
在本公司註冊成立時發行	(c)	2	—	—
收購附屬公司	(d)	998	—	—
配發予當時現有股東	(e)	1,199,999,000	120,000	127,368
在上市時發行股份	(f)	400,000,000	40,000	42,456
於二零零零年十二月三十一日		1,600,000,000	160,000	169,824

(a) 本公司於二零零零年八月二十四日註冊成立，法定股本為350,000港元，分為每股面值0.10港元的股份3,500,000股。

(b) 於二零零零年十一月二十三日，本公司藉增設4,996,500,000股額外新股份，將本公司法定股本由350,000港元增至500,000,000港元。

(c) 在註冊成立時，本公司按面值配發及發行2股入賬列為繳足的股份。

(d) 根據重組，本公司發行998股股份，以向本集團前控股公司Timor Enterprise Limited的當時現有股東，收購Timor Enterprise Limited全部股權。

(e) 根據本公司於二零零零年十一月二十九日的書面決議案，在本公司的股份溢價賬因下文附註(f)所載的發售新股而獲入賬後，將把公開售股而產生總額的119,999,900港元撥充資本化，作為本公司的股本，而1,199,999,000股新股份獲配發予本公司當時現有股東。

(f) 於本公司股份在香港聯交所上市時，本公司按每股認購價1.52港元，發行400,000,000股每股面值0.10港元的普通股。本集團於此次配售及公開發售籌得淨額，已扣除相關開支約為547,000,000港元(相等於人民幣581,500,000元)。

(g) 於二零零零年六月三十日的綜合資產負債表內所列的股本為本集團的前控股公司Timor Enterprise Limited的股本。

儲備

	股份溢價	資本儲備	法定盈餘公積金	法定公益金	保留溢利	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於二零零零年七月一日	–	63,283	–	566	13,766	77,615
收購附屬公司	–	15,044	–	–	–	15,044
因重組產生之繳入盈餘	–	16,567	–	–	–	16,567
在上市時發行股份	602,875	–	–	–	–	602,875
發行開支	(63,843)	–	–	–	–	(63,843)
資本化發行	(127,368)	–	–	–	–	(127,368)
期內溢利	–	–	–	–	185,777	185,777
轉撥	–	–	501	250	(751)	–
於二零零零年十二月三十一日	411,664	94,894	501	816	198,792	706,667

收購附屬公司

	人民幣千元
所收購淨資產	
固定資產	366
遞延開發成本	3,100
長期預付租金	9,789
存貨	2,663
應收賬項及其他應收款項	15,454
銀行結存及現金	1,242
應付賬項及其他應付款項	(12,493)
稅項	(4,971)
	15,150
因收購產生之資本儲備	(15,044)
	106
以下列項目支付:	
現金	106

15. **承擔**

(a) *資本承擔*

於期間的結算日，本集團的資本承擔如下：

	於二零零零年十二月三十一日 人民幣千元	於二零零零年六月三十日 人民幣千元
已訂約但尚未撥備		
一研究及開發費用	18,200	12,000
一購置固定資產	376,609	191,450
總計	394,809	203,450

(b) *經營租賃承擔*

本集團於期間的結算日有下列須於隨後十二個月支付的經營租賃承擔，其屆滿日期概列如下：

	一年內 人民幣千元	由第二年至第五年（包括首尾兩年） 人民幣千元	第五年後 人民幣千元	總計 人民幣千元
於二零零零年十二月三十一日				
土地及樓宇	966	1,603	21,210	23,779
其他	56	388	–	444
	1,022	1,991	21,210	24,223
於二零零零年六月三十日				
土地及樓宇	382	381	424	1,187
其他	–	376	4,466	4,842
	382	757	4,890	6,029

備考合併資產負債表

	於二零零零年十二月三十一日 人民幣千元	於二零零零年六月三十日 人民幣千元
固定資產	55,224	6,536
在建工程	62,028	—
遞延開發成本	38,300	25,300
長期預付租金	108,624	51,883
其他長期應收款項及按金	2,150	22,150
流動資產		
存貨（按成本）	20,243	7,565
應收賬項	17,951	4,459
應收有關連公司款項	—	200
其他應收款項、按金及預付款項	57,181	24,512
借予一名第三者的貸款	—	30,000
銀行結存及現金	611,602	13,940
	706,977	80,676
流動負債		
應付有關連公司款項	3,081	535
其他應付款項及應計費用	25,089	18,374
長期應付款項的流動部份	—	1,800
應付股息	—	20,000
短期銀行貸款－有抵押	30,000	—
稅項	38,642	36,990
	96,812	77,699
流動資產淨值	610,165	2,977
	876,491	108,846
融資方式：		
股本	169,824	516
儲備	706,667	92,700
股東權益	876,491	93,216
非流動負債		
長期股東墊款	—	15,630
	876,491	108,846

管理層討論及分析

業務回顧

本公司是香港聯合交易所有限公司主板第一家從事有機農業業務的公司，於二零零零年十二月十五日成功上市。本集團是中國一家綜合性及現代化農業企業，應用先進的農業科技及現代化有機耕種技術，在中國精心挑選不受污染的生產基地生產出100種以上的有機蔬菜及水果。本集團透過其完整的銷售網向國內及海外市場進行分銷，並由廣泛的物流管理系統作後勤支持。本集團亦從事稻米種植及畜牧業務。

董事欣然宣佈本集團自其於主板上市以來的第一份中期業績。截至二零零零年十二月三十一日止六個月，本集團錄得營業額人民幣284,566,000元，較一九九九年同期增加325%；除税前溢利人民幣187,429,000元，較一九九九年同期增加352%；股東應佔純利人民幣185,777,000元，較一九九九年同期增加767%；邊際毛利增至75.5%，較一九九九年同期增加2.4百分點；税前邊際溢利增加至65.9%，較一九九九年同期增加4.0百分點；以及邊際純利增加至65.3%，較一九九九年同期增加33.3百分點。

在回顧期間，本集團積極在中國建立生產基地。由本集團在福建省的原有生產基地開始，其基地已延展至海南省、廣東省、江蘇省、山東省、遼寧省及陝西省。本集團將其生產基地由二零零零年六月三十日的5個增至二零零零年十二月三十一日的22個，而其農地總面積亦由二零零零年六月三十日的15,893畝(1,060公頃)激增至二零零零年十二月三十一日的47,830畝(3,189公頃)。生產規模擴大帶來生產量及品種有所增加。由於銷售網延伸至所有生產基地及鄰近高消費力的城市，使本集團能夠在期間達到強勁的營業額。在回顧期間經歷中國的季節性嚴冷氣候，尤其是北部地區，令到農產品產量大致上較氣候溫暖時稍低。為説明起見，截至一九九九年十二月三十一日止上半年錄得備考合併除税前溢利人民幣41,427,000元(請參考上文「補充未經審核財務資料」一節)，佔截至二零零零年六月三十日止財政年度的備考合併除税前溢利約45%。

僱傭及酬金政策

於二零零零年十二月三十一日，本集團僱用約4,300僱員，主要是在中國工作的農場僱員。

本集團一般向農場僱員支付基本薪金及工作表現花紅。本集團未嘗在招聘農場僱員方面遇上任何困難，亦未嘗出現大量農場僱員流失情況或與農場僱員發生勞資糾紛。

本公司於二零零零年十一月二十三日採納的購股權計劃規定，本公司董事可根據購股權計劃的條款，授予本公司及任何其附屬公司的任何全職員工(包括執行董事)購股權以認購本公司股份。惟於截至二零零零年十二月三十一日止六個月內，概無購股權獲授出、獲行使或尚未行使。

董事於證券的權益

於二零零零年十二月三十一日，根據證券(披露權益)條例(「披露權益條例」)第29條本公司須存置的登記冊所記錄，或根據上市規則的上市公司董事進行證券交易的標準守則須知會本公司及香港聯交所有關本公司董事於本公司或其相聯法團(定義見披露權益條例)的證券權益如下：

		股份數目			
公司名稱	董事姓名	個人權益	家族權益	公司權益	總數
本公司	郭浩	—	—	894,000,000 *(附註1)*	894,000,000
本公司	葉志明	—	—	204,000,000 *(附註2)*	204,000,000
Kailey Investment Limited *(附註3)*	郭浩	900	—	—	900
Kailey Investment Limited *(附註3)*	趙娜麗	100	—	—	100

附註：

1. 該等股份乃透過Kailey Investment Limited持有，郭浩先生持有Kailey Investment Limited 90%股權。

2. 該等股份乃透過Young West Investments Ltd.而持有，而葉志明先生全資擁有Young West Investments Ltd.。

3. 本公司的最終控股公司，由郭浩先生持有90%股權及趙娜麗女士持有10%股權。

主要股東

於二零零零年十二月三十一日，就本公司董事所知，根據披露權益條例第16(1)條本公司須存置的登記冊所記錄，以下人士(除其權益已於上文披露的本公司董事外)直接或間接擁有10%或以上本公司已發行股本面值權益。

股東姓名	股份數目	已發行股本百分比
Kailey Investment Limited *(附註1)*	894,000,000	55.875%
Young West Investments Ltd. *(附註2)*	204,000,000	12.750%

附註：

1. Kailey Investment Limited為一間於英屬處女群島註冊成立的有限公司，由郭浩先生合法及實益擁有其中90%，而趙娜麗女士則合法及實益擁有其中10%。郭浩先生擁有Kailey Investment Limited股東大會的90%投票權。

2. Young West Investments Ltd.為一間在英屬處女群島註冊成立的有限公司，由葉志明先生合法及全資實益擁有。

中期股息

董事會建議不派發本期間中期股息。

購買、出售及贖回上市證券

截至二零零零年十二月三十一日止六個月，本公司或其任何附屬公司概無購買、出售及贖回本公司的上市證券。

審計委員會

審計委員會由兩名本公司獨立非執行董事黃廣志先生及林順權教授組成。審計委員會已與管理層共同審閱本集團所採納的會計原則及方法，以及討論審核、內部監控及財務事項，包括審閱未經審核中期財務報表。應審計委員會的要求，本集團獨立核數師羅兵咸永道會計師事務所及陳葉馮會計師事務所有限公司已遵照香港會計師公會發出的核數準則第700條審閱未經審核的中期財務報表。

最佳應用守則

董事概不知悉任何資料顯示本公司於截至二零零零年十二月三十一日止六個月的會計期間未有遵守上市規則附錄十四所載的最佳應用守則。

承董事會命，
主席
郭浩

香港，二零零一年三月二十日

Please also refer to the published version of this announcement in the South China Morning Post.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Chaoda Modern Agriculture (Holdings) Limited

(Incorporated in Cayman Islands with limited liability)

ANNOUNCEMENT

The board of directors of the Company announces that the Group entered into the following transactions on 26th July, 2001:

The Acquisition

Huge Market, a wholly-owned subsidiary of the Company, entered into a share purchase agreement with Mr. Tong pursuant to which Huge Market has agreed to purchase a 49 per cent. shareholding in Newasia for a consideration of HK$20,000,000 and RMB87,650,000 (approximately equivalent to HK$81,157,000 at the exchange rate of HK$1: RMB1.08). The Acquisition was completed on 26th July, 2001.

The Lease Agreements

Fuzhou Chaoda, a wholly-owned subsidiary of the Company, entered into 3 lease agreements with Nanjing Municipality Liu He County Heng Lang Town Government, Nanjing Municipality Liu He County Xiong Zhou Town Government, Nanjing Municipality Liu He County Gua Bu Town Government, respectively, pursuant to which Fuzhou Chaoda has agreed to lease a total of approximately 20,000 mu of farmland in Liu He County, Nanjing, PRC for a term of 30 years from the date of the delivery of the farmland by the landlords which shall be no later than 31st October, 2001. Fuzhou Chaoda will pay rent at the rate of RMB280 (approximately equivalent to HK$259 at the exchange rate of HK$1: RMB1.08) per mu per year. In addition, Fuzhou Chaoda will pay a further sum in the aggregate of RMB60,000,000 (approximately equivalent to HK$55,555,000 at the exchange rate of HK$1: RMB1.08) (calculated at RMB3,000 (approximately equivalent to

Please also refer to the published version of this announcement in the South China Morning Post.

HK$2,777 at the exchange rate of HK$1: RMB1.08) per mu) under the Lease Agreements upon demand from the landlords.

Reasons for the Acquisition and the Lease Agreements

The Directors consider the Acquisition and the Lease Agreements to be attractive investment opportunities on account of their growth and profitability potential and synergy with the Group's existing business and is complementary to the business objectives of the Group. The terms of the Acquisition and the Lease Agreements have been arrived at after arm's length negotiation and are based on normal commercial terms. The Directors are of the view that the terms of the Acquisition and the Lease Agreements are fair and reasonable and are in the interest of the Company and its shareholders.

1. THE ACQUISITION

Share Purchase Agreement dated 26th July, 2001

Parties

(1) Mr. Tong (Vendor)

(2) Huge Market (Purchaser)

Mr. Tong is an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates.

Hugh Market is a wholly-owned subsidiary of the Company.

The Acquisition

Huge Market has agreed to purchase a 49 per cent. shareholding in Newasia from Mr. Tong.

Newasia is an investment holding company whose sole asset is its 100 per cent. equity interest in Lucky Team. Prior to the Acquisition, Newasia is wholly-owned by Mr. Tong. It is the Company's understanding that Mr. Tong will continue to hold his 51 per cent. shareholding in Newasia after the Acquisition.

Please also refer to the published version of this announcement in the South China Morning Post.

Lucky Team is principally engaged in the processing, sales, research and development of fruits and vegetables plantation, Chinese herbal medicine and mushroom plantation; and the development, production and sale of organic fertilizers.

Newasia has, by way of various lease agreements all of which were entered into with the Guangxi Hepu County Government, leased in aggregate approximately 47,000 mu of farmland in Hepu, Beihai, Guangxi Province, PRC for a term of 50 years from 25th June, 2000 to 25th June, 2050. The lease agreements permit the use of the land by Lucky Team. The land has been used as a production base for oranges.

Consideration

The consideration payable by Huge Market in respect of the Acquisition is the sum of HK$20,000,000 and RMB87,650,000 (approximately equivalent to HK$81,157,000 at the exchange rate of HK$1: RMB1.08), payable in the following manner:

(i) HK$20,000,000 was paid in cash on 26th July, 2001 following the signing of the Share Purchase Agreement;

(ii) RMB80,000,000 (approximately equivalent to HK$74,074,000 at the exchange rate of HK$1: RMB1.08) will be paid by instalments in cash, the amount and the time of payment of each instalment will be determined by Mr. Tong and Huge Market, but in any event such sum will be fully paid on or before the expiry of three months after the completion of the Acquisition; and

(iii) Hugh Market and Mr. Tong have undertaken to invest further funds in the aggregate amount of RMB15,000,000 (approximately equivalent to HK$13,889,000 at the exchange rate of HK$1: RMB1.08) in Newasia by way of subscription for new shares in proportion to their respective shareholdings in Newasia on or before 30th June, 2002 and on such basis, RMB7,650,000 (approximately equivalent to HK$7,083,000 at the exchange rate of HK$1: RMB1.08) will be retained and applied by Huge Market towards payment of Mr. Tong's portion (based on his 51 per cent. shareholding in Newasia) of the RMB15,000,000 (approximately equivalent to HK$13,889,000 at the exchange rate of HK$1: RMB1.08) to be further invested.

The consideration was determined by commercial negotiations between Mr. Tong and Huge Market conducted on an arm's length basis taking into account the net asset value of Newasia, the future growth potential in the business and profitability of Newasia.

Please also refer to the published version of this announcement in the South China Morning Post.

Completion

The Acquisition was completed on 26th July, 2001 following the signing of the Share Purchase Agreement.

2. THE LEASE AGREEMENTS

Three Lease Agreements all dated 26th July, 2001

Parties

(1) Nanjing Municipality Liu He County Heng Lang Town Government, Nanjing Municipality Liu He County Xiong Zhou Town Government, Nanjing Municipality Liu He County Gua Bu Town Government, respectively (in each case, as landlord)

(2) Fuzhou Chaoda (as tenant)

Each of the landlords is an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates.

Fuzhou Chaoda is a wholly-owned subsidiary of the Company.

Term of the Lease Agreements

30 years commencing from the date of delivery of the farmland by the landlords which shall not be later than 31st October, 2001.

Leased properties under the Lease Agreements

An aggregate of approximately 20,000 mu of farmland in Liu He County, Nanjing, PRC.

Consideration

Fuzhou Chaoda will pay rent at the rate of RMB280 (approximately equivalent to HK$259 at the exchange rate of HK$1: RMB1.08) per mu per year. In addition, Fuzhou Chaoda agrees to pay, in

aggregate, a further sum of RMB60,000,000 (approximately equivalent to HK$55,555,000 at the exchange rate of HK$1: RMB1.08) (calculated at RMB3,000 (approximately equivalent to HK$2,777 at the exchange rate of HK$1: RMB1.08) per mu) under the Lease Agreements upon demand from the landlords in consideration for the landlords agreeing not to increase the rent or demand payment of any other supplemental charges during the term of the Lease Agreements.

If, however, any of the Lease Agreements is terminated under any of the following circumstances, then the landlord under such Lease Agreements shall repay to Fuzhou Chaoda an amount calculated at RMB100 (approximately equivalent to HK$92 at the exchange rate of HK$1: RMB1.08) per mu for each year comprised in the then remaining unexpired term of the lease:

(1) if the environmental conditions of the land do not meet with the standards required by Fuzhou Chaoda;

(2) if as a result of changes in environmental conditions, the land becomes fallow or otherwise unsuitable for Fuzhou Chaoda to carry on cultivation activities;

(3) resumption of the land by the government;

(4) force majeure events; or

(5) breach of the terms of the Lease Agreements by Fuzhou Chaoda.

Except for the foregoing circumstances, the landlord shall be entitled to retain for its benefit the entire amount of RMB60,000,000 (approximately equivalent to HK$55,555,000 at the exchange rate of HK$1: RMB1.08).

Use of the leased properties

The leased properties will be used as a production base for various types of agricultural produce.

3. REASONS FOR THE ACQUISITION AND THE LEASE AGREEMENTS

The Group is an integrated and modern agricultural enterprise and is principally engaged in the agricultural produce and livestock businesses in the PRC.

Since its listing in December 2000, the Company has continued to expand its land lease and production base due to strong demand for its produce in China and overseas markets. Most of the

Company's farmlands are concentrated in the Fujian Province, PRC, resulting in relatively high transportation costs for sales to other provinces in the PRC. The entering into the Lease Agreements can significantly expand the size of its production base and the production base in Nanjing offers the Company favourable exposures to the coastal region in eastern China which is the major markets for vegetables and fruits. The acquisition of a 49 per cent. shareholding in Newasia also offers the Company an investment opportunity with growth and profitability potential in a modern orange farm in the Guangxi region, PRC, and to expand its farmland. The Directors are of the view that the terms of the Acquisition and the Lease Agreements are fair and reasonable and are in the interest of the Company and its shareholders. The Directors consider that the Acquisition and the Lease Agreements to be attractive investment opportunities on account of their growth and profitability potential and synergy with the Group's existing business and is complementary to the business objectives of the Group.

4. FUNDING FOR THE ACQUISITION AND THE LEASE AGREEMENTS

The consideration payable under the Share Purchase Agreement in respect of the Acquisition and under the Lease Agreements will be funded out of the internal resources of the Group.

5. GENERAL

Neither the Acquisition nor any of the Lease Agreements constitutes a notifiable transaction for the Company under the Listing Rules.

6. DEFINITIONS

"Acquisition"	the purchase by Huge Market of a 49 per cent. shareholding in Newasia from Mr. Tong;
"associate"	has the meaning as defined in the Listing Rules;
"Company"	Chaoda Modern Agriculture (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability the shares of which are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Fuzhou Chaoda"	Fuzhou Chaoda Modern Agriculture Development Company Limited, a wholly-foreign-owned enterprise

	established in the PRC and is a wholly-owned subsidiary of the Company;
"Group"	the Company and its subsidiaries;
"Huge Market"	Huge Market Investments Limited, a company incorporated in the British Virgin Islands and is a wholly-owned subsidiary of the Company;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Lease Agreements"	(1) the lease agreement dated 26th July, 2001 between Fuzhou Chaoda and Nanjing Municipality Liu He County Heng Lang Town Government; (2) the lease agreement dated 26th July, 2001 between Fuzhou Chaoda and Nanjing Municipality Liu He County Xiong Zhou Town Government; and (3) the lease agreement dated 26th July, 2001 between Fuzhou Chaoda and Nanjing Municipality Liu He County Gua Bu Town Government in relation to the leasing of, in aggregate, approximately 20,000 mu of farmland in Liu He County, Nanjing, PRC;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Lucky Team"	Lucky Team Biotech Development (Hepu) Ltd., a wholly-foreign-owned enterprise established in the PRC and is wholly-owned by Newasia;
"Mr. Tong"	Mr. Tong Wang Chow, an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates
"Newasia"	Newasia Global Limited, a company incorporated in the British Virgin Islands and is wholly-owned by Mr. Tong;

Please also refer to the published version of this announcement in the South China Morning Post.

"mu"	a measurement for the area of land commonly used in the PRC which is equivalent to about 0.0667 hectare;
"PRC" or "China"	the People's Republic of China;
"RMB"	Renminbi, the lawful currency of the PRC;
"Share Purchase Agreement"	the share purchase agreement dated 26th July, 2001 between Mr. Tong and Huge Market in relation to the sale and purchase of a 49 per cent. shareholding in Newasia;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By Order of the Board
CHAODA MODERN AGRICULTURE (HOLDINGS) LIMITED
Kwok Ho
Chairman
Hong Kong, 26th July, 2001.

Please also refer to the published version of this announcement in the South China Morning Post.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHAODA MODERN AGRICULTURE (HOLDINGS) LIMITED

(incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The board of directors of Chaoda Modern Agriculture (Holdings) Limited announces that they are not aware of any reasons with respect to the recent increases in the price and trading volume of the shares of the Company except for the possible reason stated below.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors (the "Directors") of Chaoda Modern Agriculture (Holdings) Limited (the "Company") have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that except as mentioned below, the Directors are not aware of any reason for such increases.

The Company is in discussion relating to a proposed issue of convertible bond (the "Proposed Transaction") with a third party which is independent of and not connected with the directors, chief executives or substantial shareholders of the Company or any of its subsidiaries, or any of their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")). The discussion is at a preliminary stage and no agreement has been entered into by the Company or any of its subsidiaries. There is no assurance that the Proposed Transaction will proceed. The Company will make such further announcements in relation to the Proposed Transaction as may be required in accordance with the Listing Rules.

Please also refer to the published version of this announcement in the South China Morning Post.

The Directors also confirm that, save as aforesaid, there are no negotiations or agreements relating to transactions which are discloseable under paragraph 3 of the Listing Agreement, neither are they aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

In the meantime, investors should exercise caution in dealing in the shares of the Company.

Made by the order of the Board of Directors of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Chaoda Modern Agriculture (Holdings) Limited
Kwok Ho
Chairman
Hong Kong, 4th September, 2001

Listed Companies News

CHAODA MODERN<00682> - Results Announcement (Summary)

Chaoda Modern Agriculture (Holdings) Limited announced on 15/10/2001:
(stock code: 682)
Year end date: 30/6/2001
Currency: RMB

	(Audited) Year ended from 1/7/2000 to 30/6/2001 ('000)	(Audited) Period from 26/11/1999 to 30/6/2000 ('000)	(Audited) Pro forma combined Last Corresponding Year ended from 1/7/1999 to 30/6/2000 ('000)
Turnover	: 725,546	55,080	154,225
Profit/(Loss) from Operations	: 444,032	34,332	92,342
Finance cost	: (1,588)	0	0
Share of Profit/(Loss) of Associates	: 0	0	0
Share of Profit/(Loss) of Jointly Controlled Entities	: 0	0	0
Profit/(Loss) after Taxation & MI	: 440,821	34,332	67,314
% Change over Last Period (Compared with pro forma combined of last year)	: +555%		
EPS/(LPS)-Basic	: 31 cents	3 cents	5.6 cents
-Diluted	: N/A	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	: 0	0	0
Profit/(Loss) after ETD Items	: 440,821	34,332	67,314
Final Dividend per Share	: RMB7.7 cents (HK7.3 cents)	N/A	N/A
(Specify if with other options)	: N/A	N/A	N/A
B/C Dates for Final Dividend	: 5/12/2001 to 11/12/2001 bdi.		
Payable Date	: Around 7/1/2002		
B/C Dates for Annual General Meeting	: 5/12/2001 to 11/12/2001 bdi.		
Other Distribution for Current Period	: N/A		
B/C Dates for Other Distribution	: N/A		

Remarks:

(1) The Company was incorporated in the Cayman Islands on 24th August 2000 as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands.

On 1st December 2000, pursuant to a group reconstruction (the "Reconstruction"), in preparation for the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Company acquired the entire issued share capital of Timor Enterprise Limited ("Timor", the Group's former ultimate holding company) through a share swap and became the holding company of Timor and its subsidiaries. Details of the Reconstruction have been set out in the Company's prospectus dated 5th December 2000.

The Company's shares were listed on the Stock Exchange on 15th December 2000.

Merger accounting is adopted in the preparation of the Group's

consolidated financial statements pursuant to SSAP No.27, "Accounting for Group Reconstructions", under which the financial statements of the Company and the consolidated financial statements of Timor are combined as if the Reconstruction has been carried out from 26th November 1999, the date of incorporation of Timor.

The consolidated results of Timor and its subsidiaries were prepared based on acquisition accounting, which include the results of Timor from 26th November 1999 (the date of incorporation of Timor) and the results of its subsidiaries from their respective dates of acquisition to 30th June 2000.

(2) This pro forma combined profit and loss account of the Group for the year ended 30th June 2000 is extracted from the Company's prospectus, prepared for the purpose of listing the Company's shares in the Stock Exchange, dated 5th December 2000, which does not form part of the Group's statutory financial statements and is presented for comparison purpose only. The Group's statutory financial statements are prepared based on acquisition accounting (see remark 1 above) and the consolidated results only comprise the results of Timor since 26th November 1999 (the date of incorporation of Timor) and the results of the subsidiaries acquired by Timor since their respective dates of acquisition. However, the pro forma profit and loss account presented hereby is prepared as if the subsidiaries acquired by Timor during the months from January to July 2000 had been subsidiaries of the Group since 1st July 1999.

(3) Basic earnings per share is calculated based on the profit attributable to shareholders of RMB 440,821,000 and the weighted average number of 1,416,986,000 shares in issue during the period.

The comparative earnings per share is calculated based on the profit attributable to shareholders of RMB 34,332,000 and on an aggregate of 1,200,000,000 shares, comprising 2 shares issued at HK$0.1 each on 24th August 2000 immediately after incorporation of the Company together with 998 shares issued upon the Reconstruction and 1,199,999,000 shares issued pursuant to the capitalization issue for the then shareholders of the Company upon completion of Reconstruction, which were deemed to have been in issue since the incorporation date of Timor.

The calculation of the pro-forma earnings per share for year ended 30th June 2000 is based on the Group's pro-forma combined profit after taxation and minority interest attributable to shareholders for year ended 30th June 2000 of RMB67,314,000 and 1,200,000,000 shares (the number of shares of the Company right before the placing and public offer, deemed to be in issue throughout the year ended.)

There were no potential dilutive ordinary shares in existence for the year ended 30th June 2001, the period ended 30th June 2000 and pro-forma year ended 30th June 2000, therefore, no diluted earnings per share was presented.

(4) An analysis of turnover and profit from continuing operations:

	Growing and sale of crops RMB'000	Breeding and sale of livestock RMB'000	Sale of ancillary food products RMB'000	Total RMB'000
Turnover	705,721	15,948	3,877	725,546
Cost of sales	(170,538)	(6,440)	(2,897)	(179,875)
Gross profit	535,183	9,508	980	545,671

Unallocated items:-	
Other revenues	10,997
Selling and distribution expenses	(61,325)
General and administrative expenses	(46,326)
Net other operating expenses	(4,985)

Operating profits	444,032
	=========

Please also refer to the published version of this announcement in the South China Morning Post.

02 JUN 15 PM 8:00

Exhibit D - Item (11)

CHAODA MODERN AGRICULTURE (HOLDINGS) LIMITED

超大現代農業(控股)有限公司*

(incorporated in the Cayman Islands with limited liability)

FINAL RESULTS

The Board of Directors of Chaoda Modern Agriculture (Holdings) Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 30th June 2001, together with the consolidated comparative figures for the period from 26th November 1999 to 30th June 2000 and pro-forma comparative figures for the year ended 30th June 2000, as follows:

RESULTS

	Note	**Year ended 30th June 2001 (See Note 2)**	**Period from 26th November 1999 to 30th June 2000 (See Note 2)**	**Pro-forma year ended 30th June 2000 (See Note 3)**
		RMB'000	*RMB'000*	*RMB'000*
Turnover	4	725,546	55,080	154,225
Cost of sales		(179,875)	(14,013)	(42,583)
Gross profit		545,671	41,067	111,642
Other revenues	4	10,997	86	181
Selling and distribution expenses		(61,325)	(3,943)	(10,952)

General and administrative expenses		(46,326)	(2,825)	(8,343)
Other operating expenses		(4,985)	(53)	(186)
Operating profit	6	444,032	34,332	92,342
Finance costs	7	(1,588)	--	--
Profit before taxation		442,444	34,332	92,342
Taxation	8	(1,623)	--	(16,622)
Profit after taxation		440,821	34,332	75,720
Minority interest		--	--	(8,406)
Profit attributable to shareholders		440,821	34,332	67,314
Dividends	9	(123,808)	(20,000)	(20,000)
Profit for the year/period retained		317,013	14,332	47,314
Earnings per share - basic	11	RMB0.310	RMB0.030	RMB0.056

Notes:

1 **Group Reconstruction**

The Company was incorporated in the Cayman Islands on 24th August 2000 as an exempted company with limited liability under the Companies Law (2000 Revision) of the Cayman Islands.

On 1st December 2000, pursuant to a group reconstruction (the "Reconstruction"), in preparation for the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong

Limited (the "Stock Exchange"), the Company acquired the entire issued share capital of Timor Enterprise Limited ("Timor", the Group's former ultimate holding company) through a share swap arrangement and became the holding company of Timor and its subsidiaries. Details of the Reconstruction have been set out in the Company's prospectus dated 5th December 2000.

The Company's shares were listed on the Stock Exchange on 15th December 2000.

2 Basis of preparation of the Group's statutory financial statements

The Group's statutory financial statements have been prepared under historical cost convention in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants.

Merger accounting is adopted in the preparation of the Group's consolidated financial statements pursuant to SSAP No.27, "Accounting for Group Reconstructions", under which the financial statements of the Company and the consolidated financial statements of Timor are combined as if the Reconstruction has been carried out from 26th November 1999, the date of incorporation of Timor.

The Company was incorporated on 24th August 2000. Accordingly, the comparative figures of the Group's consolidated results for the year ended 30th June 2000 represent the consolidated results of Timor and its subsidiaries.

The consolidated results of Timor and its subsidiaries were prepared based on acquisition accounting, which include the results of Timor from 26th November 1999 (the date of incorporation of Timor) and the results of its subsidiaries from their respective dates of acquisition to 30th June 2000.

3 Pro-forma combined profit and loss account

This pro-forma combined profit and loss account of the Group for the year ended 30th June 2000 is extracted from the Company's prospectus, prepared for the purpose of listing the Company's shares on the Stock Exchange, dated 5th December 2000, which does not form part of the Group's statutory financial statements and is presented for informational comparison purpose only. The pro-forma profit and loss account presented hereby is prepared as if the subsidiaries acquired by Timor during the months from January to July 2000 had been subsidiaries of the Group since 1st July 1999.

Please also refer to the published version of this announcement in the South China Morning Post.

4 Turnover and revenues

The Group is principally engaged in the growing and sales of crops, breeding and sales of livestock and sales of ancillary food products. Revenues recognised during the year are as follows:

	Year ended 30th June 2001	Period ended 30th June 2000	Pro-forma year ended 30th June 2000
	RMB'000	*RMB'000*	*RMB'000*
Turnover			
Sales of crops	705,721	54,098	144,053
Sales of livestock	15,948	--	6,917
Sales of ancillary food products	3,877	982	3,255
	725,546	55,080	154,225
Other revenue			
Interest income	10,997	86	181
Total revenues	736,543	55,166	154,406

5 Segmental Information

The results of the major business activities for the year ended 30th June 2001, the period ended 30th June 2000 and pro-forma year ended 30th June 2000 are summarised below:

Please also refer to the published version of this announcement in the South China Morning Post.

(i) Year ended 30th June 2001

	Growing and sales of crops 2001	Breeding and sales of livestock 2001	Sales of ancillary food products 2001	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	705,721	15,948	3,877	725,546
Cost of sales	(170,538)	(6,440)	(2,897)	(179,875)
Gross profit	535,183	9,508	980	545,671
Unallocated items:-				
Other revenues				10,997
Selling and distribution expenses				(61,325)
General and administrative expenses				(46,326)
Other operating expenses				(4,985)
Operating profit				444,032
Finance cost				(1,588)
Profit before taxation				442,444

Taxation	(1,623)
Profit attributable to shareholders	440,821

(ii) Period from 26th November 1999 to 30th June 2000

	Growing and sales of crops 2000	**Sales of ancillary food products 2000**	**Total**
	RMB'000	*RMB'000*	*RMB'000*
Turnover	54,098	982	55,080
Cost of sales	(13,178)	(835)	(14,013)
Gross profit	40,920	147	41,067
Unallocated items:--			
Other revenues			86
Selling and distribution expenses			(3,943)
General and administrative expenses			(2,825)
Other operating expenses			(53)
Operating profit			34,332
Finance cost			--

Profit before taxation	34,332
Taxation	--
Profit attributable to shareholders	34,332

(iii) Pro-forma year ended 30th June 2000

	Growing and sales of crops 2000	**Breeding and sales of livestock 2000**	**Sales of ancillary food products 2000**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	144,053	6,917	3,255	154,225
Cost of sales	(37,714)	(2,104)	(2,765)	(42,583)
Gross profit	106,339	4,813	490	111,642
Unallocated items:--				
Other revenues				181
Selling and distribution expenses				(10,952)
General and administrative expenses				(8,343)
Other operating expenses				(186)
Operating profit				92,342

Please also refer to the published version of this announcement in the South China Morning Post.

Taxation	(16,622)
Profits before minority interests	75,720
Minority interests	(8,406)
Profits attributable to shareholders	67,314

The Group's operations are primarily in the People's Republic of China ("PRC") and the Group's direct export sales and gross profit attributable to other geographical areas are both less than 5% of the Group's consolidated total for the year/period ended. Consequently, no geographical analysis of turnover is presented.

6 Operating profit

Operating profit is stated after charging the following:

	Year ended 30th June 2001	**Period from 26th November 1999 to 30th June 2000**	**Pro-forma year ended 30th June 2000**
	RMB'000	*RMB'000*	*RMB'000*
Depreciation of owned fixed assets (net of amount capitalised in inventories)	4,325	1,426	3,322
Operating lease expenses on land and buildings	21,780	1,537	4,090
Research expenses incurred	21,350	1,550	1,563
Amortisation of deferred development costs	1,007	584	584

Amortisation of long-term prepaid rentals (net of amount capitalised in inventories)	3,507	574	775

7 **Finance cost**

This represents interest expense on short-term bank loans repayable within one year.

8 **Taxation**

The amount of taxation charged to the consolidated profit and loss account represents:

	Note	**Year ended 30th June 2001**	**Period from 26th November 1999 to 30th June 2000**	**Pro-forma year ended 30 June 2000**
		RMB'000	*RMB'000*	*RMB'000*
PRC income tax	(i)	1,623	--	16,622

(i) PRC income tax represents tax charges on the estimated assessable profits of the PRC subsidiaries of the Group. All PRC subsidiaries of the Group are incorporated in the economic development zone of Fujian Province ("Fujian") of the PRC. Domestic enterprises of the PRC are subject to a standard income tax rate of 33 per cent. and productive foreign investment enterprises established in the economic development zone of Fujian, PRC, are subject to a preferential income tax rate of 24 per cent..

Fujian Chaoda Livestock Company Limied ("Chaoda Livestock"), being a domestic enterprise, is subject to the standard income tax rate of 33 per cent.. Other PRC subsidiaries of the Group are productive foreign investment enterprises and are entitled to full exemption from PRC income tax for their first two profit-making years.

(ii) No provision for Hong Kong profits tax has been made as there are no estimated assessable profits (year ended 30 June 2000: Nil) for the subsidiaries operated in Hong Kong during the year.

Please also refer to the published version of this announcement in the South China Morning Post.

9 **Dividends**

	Year ended 30th June 2001	Period from 26th November 1999 to 30th June 2000	Pro-forma year ended 30th June 2000
	RMB'000	*RMB'000*	*RMB'000*
Final, proposed, of RMB0.077 per ordinary share	123,808	20,000	20,000

The dividend of RMB 20,000,000 for the period ended 30th June 2000 (also the pro-forma year ended 30th June 2000) was the payment made by Timor to its then shareholders prior to the completion of the Reconstruction on 1st December 2000.

10 **Reserves**

During the year/period, the amounts transferred from profit attributable to shareholders to reserves comprise:

	Year ended 30th June 2001	Period from 26th November 1999 to 30th June 2000	Pro-forma year ended 30th June 2000
	RMB'000	*RMB'000*	*RMB'000*
Transfer to statutory common reserves	26,881	--	2,722
Transfer to statutory welfare reserves	165	566	1,274
	27,046	566	3,996

Please also refer to the published version of this announcement in the South China Morning Post.

According to PRC rules and regulations and the Articles of Association of the Group's respective PRC subsidiaries:

— Domestic enterprises are required to transfer 10% and 5% of its profits after tax to statutory common reserve and statutory welfare reserve respectively. The transfer to the statutory common reserve is required until it aggregates to 50% of the company's registered share capital.

— Foreign investment enterprises are only required to transfer 10% of its profits after tax to statutory common reserve.

11 **Earnings per share**

Basic earnings per share for the year ended 30th June 2001 is calculated based on the consolidated profit attributable to shareholders of RMB440,821,000 and on the weighted average number of 1,416,986,000 shares in issue during the year.

The comparative earnings per share for the period ended 30th June 2000 is calculated based on the consolidated profit attributable to shareholders of RMB 34,332,000 and an aggregate of 1,200,000,000 shares, comprising 2 shares issued at HK$0.1 each on 24th August 2000 immediately after incorporation of the Company together with 998 shares issued upon the Reconstruction and 1,199,999,000 shares issued pursuant to the capitalisation issue for the then shareholders of the Company upon completion of Reconstruction, which were deemed to have been in issue since the incorporation date of Timor.

The computation of the pro-forma earnings per share for the year ended 30th June 2000 is based on the Group's pro-forma profit attributable to shareholders of RMB67,314,000 and 1,200,000,000 shares (the number of shares of the Company right before the placing and public offer, deemed to be in issue throughout the year ended).

There were no potential dilutive ordinary shares in existence throughout the period presented, therefore, no diluted earnings per share was presented.

DIVIDENDS

The Board has recommended the payment of a final dividend of HK$0.073 per share for the year ended 30th June, 2001 (equivalent to RMB0.077 per share), subject to shareholder's approval at the forthcoming annual general meeting to be held on 11th December 2001, to the shareholders on the register of members by the close of business on 11th December 2001 and payable around 7th January 2002. No interim dividend was declared for the six months ended 31st December 2000.

Please also refer to the published version of this announcement in the South China Morning Post.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 5th December 2001 to 11th December 2001, both days inclusive, during which period no transfer of shares in the Company can be registered. In order to qualify for the final dividend, all completed transfer forms together with the relevant share certificates must be lodged with the Company's Hong Kong Share Registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road, Central, Hong Kong not later than 4:00 p.m. on 11th December 2001.

REVIEW AND PROSPECTS

(*Note*: For comparison purpose, all the analysis below is based on the actual results of the Group for the year ended 30th June 2001 and the pro-forma results of the Group for the year ended 30th June 2000)

Business Review

Financial Performance

The Group's turnover and net profit attributable to shareholders for the year ended 30th June 2001 was approximately RMB725,546,000 and RMB440,821,000 respectively, representing a tremendous increase of 370% and 555%, respectively, as compared with last year's. Overall gross margin grew to 75.2%, representing an increase of 2.8 percentage points as compared with last year's 72.4%. Net margin increased to 60.8% as compared with last year's 43.6%.

Expansion of Production Bases

As at 30th June 2001, the aggregate areas of production bases in provinces of China operated by the Group amounted to 62,429 mu (4,162 hectares), representing an increase of 292.8% as compared with 15,893 mu (1,060 hectares) as at 30th June 2000. During this year, the number of production bases increased from 5 to 25. All production bases are located in provinces with high economic growth, extending from the Group's first establishment in Fujian Province, to the coastal provinces from the south to the north, namely, Hainan, Guangdong, Jiangsu, Shandong and Liaoning, as well as the inland province as in Shanxi Province. This extensive spread of production bases not only reduces any possible adverse effects caused by natural disasters to any particular region, it also enables the Group to provide "anti-seasonal" vegetables and fruits, thus increasing the gross margin of these produce.

In January 2001, the Group set up a 483 mu (32 hectares) pastureland for the breeding of Boer goats in Shandong Province. Successful research and development also resulted in embryo transfer technology for the institutional reproduction of Boer goats. This technique dramatically reduced breeding costs and shortened the breeding cycle. At the same time, the Group increased

the number of its goats from 302 as at 30th June 2000 to 978 as at 30th June 2001.

Market Expansion

While expanding production bases, the Group's marketing strategy also focuses on penetrating into those high consumption cities surrounding these bases. As its "CHAODA" brand is well recognized as a producer of quality organic green vegetables and fruits, demand always exceeds supply for the Group's different agricultural produce.

The Board of Directors believes despite that the Group is at the leading position of the domestic organic green agricultural industry, with the huge agricultural produce market in China, we estimate that the Group's market share amounts to just 0.02% of the national market. Additionally, as China's agricultural industry is mainly fragmented with numerous small-scale individual farming entities, their operational efficiencies are hard to compete effectively with the Group's integrated and institutionalized large-scale "CHAODA" operating model. The Group therefore believes that there is ample room for the Group to develop in China's vegetables and fruits market.

Research and Development Achievements

During the year under review, we continued our alliances with China's well-known agricultural universities and agri-technology institutes over a number of research and development projects to enhance agri-technology, introduce quality species from overseas and develop new species to international standards. Some of these projects, such as the development of aloe vera, non-polluted quality rice and embryo transfer technology for Boer goat reproduction, were completed and applied commercially for mass production. The Board of Directors expect those projects in the pipeline could bring in new sources of profit, thus enhancing overall profitability.

Prospects

The Group institutionally operates the agricultural business through the unique "CHAODA" business model providing integrated operations ranging from cultivation, research and development, logistic services to sales to end-consumers. These activities, apart from fulfilling the Chinese government's policy for the agricultural industry, also enables the Group to leverage the many years of accumulated organic green cultivation techniques and experience to aggressively increase the number of quality production bases, progressively expand market share in the enormous domestic market and continue to enhance profitability through economies of scale. The lease of 20,000 mu farmland in Nanjing after the balance sheet date is a notable example. In addition, the Group also set up additional production bases in Zhejiang Province. At the same time, the well-known "CHAODA" brand has brought the Group many potential business partners. When business opportunities with high return arise, the Board of Directors will, after due consideration, select the projects for acquisition to enhance the Group's

profitability. The recent acquisition of 49% equity interest in a citrus farm in Guangxi Province was the kick-off for future acquisition of such excellent projects. Based on the production bases added this year and as mentioned above, the Group has established itself as the flagship of the agricultural industry in China by setting up a production and sales network in high consumption province along the eastern coast of China.

China's imminent entry into the World Trade Organization in November this year will bring in vast business opportunities for the Group. As China and other countries in the world will mutually open up their markets, the labour-intensive operating model in China's vegetable and fruit agricultural industry, differing from the capital-intensive operating model in primary agricultural produce such as wheat, sweet corn, soya beans, etc, will enjoy the cost advantages in the international agricultural produce market. In addition, the "CHAODA" brand of organic green vegetables and fruits provide higher quality than ordinary vegetables and fruits. These factors will allow the Group to break the "Green Barrier" as well as the \'Tariff Protection Policy' adopted or set out by those developed countries and enable the Group to expand into overseas markets rapidly with the brightest future.

MANAGEMENT DISCUSSION AND ANALYSIS

Turnover

The total turnover of the Group increased to RMB725,546,000 from last year's RMB154,225,000, representing an increase of 370%.

The increase in the turnover resulted mainly from the increase of production yields and the growing number of production bases which have significantly enlarged total land areas cultivated. The production output increased to 313,417 tonnes from 49,489 tonnes in last year. Additionally, the expansion beyond Fujian, both in the location of production bases and the sales network, to high consumption cities earlier this year, created widespread room for market expansion. Besides, supporting the Group's activities is its highly efficient information and logistic system which helps to obtain first-hand market information such as variations in prices and consumer preferences etc. The Group can then utilise the logistics system to deliver agricultural produce to areas with strong demand particularly from production bases with substantial outputs. As consumers from these high demand areas are willing to pay more for these "anti-seasonal" vegetables, the Group is therefore able to enjoy a higher gross margin of 75.2% as compared to the 72.4% recorded last year, representing an increase of 2.8 percentage points.

In addition to the success of its research and development results in embryo transfer technology, the Group commenced its commercial breeding of Boer goats, imported from South Africa in Shandong Province. For the year ended 30th June 2001, the Group sold 903 goats, while continuing to keep 978 goats at the year end.

Domestic sales and export sales represent 63.2% and 36.8% of the total turnover respectively.

Please also refer to the published version of this announcement in the South China Morning Post.

The export sales contribution was lower than last year's 41.7%, however, it is 1.8 percentage points higher than the 35% reported in the interim results, demonstrating that the newly expanded production bases are gradually supporting an expansion in overseas markets. Agricultural produce was delivered directly to export markets from a number of production bases.

The Group has never experienced any material difficulties with its accounts receivable or incurred substantial bad debt since most sales transactions are settled in cash.

Cost of sales

Similar to other agricultural enterprises, the Group's six principal cultivation cost items include organic fertilizers, biological pesticides, seeds, wages, rental of production bases as well as miscellaneous costs. Among these, all organic fertilizers were supplied by an agricultural raw material company controlled by the Group's chairman, Mr. Kwok Ho. A long-term supply contract was established on 1st December 2000, purchase price will be determined at prevailing market price from time to time. This has stabilized supply for this core raw material.

The Group's strong research and development in advanced agricultural techniques results in improved production processes with more controllable production costs and higher yields, thus achieving higher gross margin.

Selling and Distribution Expenses

Selling and distribution expenses mainly include packaging, transportation, remuneration of sales staff and advertising. The percentage of selling and distribution expenses to the total turnover increased to 8.5% from 7.1% last year. The increase was resulted from the promotion of the "CHAODA" brand which led to more advertising expenses.

General and Administration Expenses

General and administration expenses mainly include remuneration of administration staff, rent of dedicated retail sales outlets and offices, and research expenses. The percentage of general and administration expenses to the total turnover increased to 6.4% from 5.4% last year. The increase was a result of new research and development projects. According to a prudent view of the Board of Directors, we have expensed part of the research and development expenditure of the early stage as research expenses according to the Group's accounting policy.

Please also refer to the published version of this announcement in the South China Morning Post.

Use of listing proceeds

On 15th December 2000, the Company was listed on the Main Board of The Hong Kong Stock Exchange with an initial public offer of 400,000,000 new shares, amounting to 25% of the enlarged issued share capital. The net listing proceeds, after deduction of related issuance expenses, amounted to approximately RMB581,488,000 (i.e. HK$547,850,000). As at 30th June 2001, the Group had applied part of the listing proceeds as follows:

1. Approximately RMB145,000,000 (equivalent to HK$136,947,000) for the establishment of new production bases;

2. Approximately RMB118,000,000 (equivalent to HK$111,447,000) for the establishment of greenhouse facilities, irrigation systems and the setting up of processing factories;

3. Approximately RMB8,000,000 (equivalent to HK$7,556,000) for the funding of marketing and promotional activities in connection with the China domestic and export sales;

4. Approximately RMB33,000,000 (equivalent to HK$31,167,000) for the funding of research and development expenditure on new produce species and agri-technology; and

5. Approximately RMB4,000,000 (equivalent to HK$3,778,000) for the funding of the expansion of the Boer goats breeding business.

The net proceeds which have not yet been utilized will be used for the intended applications as set out in the Company's prospectus dated 5th December 2000.

Staff and remuneration policies

As at 30th June, 2001, the Group employed 5,178 staff member that, of which 4,371 worked on farmland. The Directors have long recognised that talents are vital for the Group's rapid expansion, and that they are the main driving forces behind the improvement of modern organic green cultivation technology. Employees salaries are therefore determined at a competitive level, while employees with outstanding performance will be rewarded with discretionary bonus. Other staff benefits include Hong Kong Mandatory Provident Fund, insurance, education subsidies, training programmes and share option scheme.

The share option scheme adopted by the Company on 23rd November 2000 provided that the Board of Directors may grant to any full-time staff (including executive director) of the

Please also refer to the published version of this announcement in the South China Morning Post.

Company and its subsidiaries options to subscribe for the shares of the Company pursuant to the provisions of the scheme. However, no options were granted for the year ended 30th June 2001.

Liquidity, financial resources and capital structure

As at 30th June 2001, the Group had bank and cash balances amounting to RMB577,169,000 (equivalent to HK$545,116,000) and a short term bank loan of RMB50,000,000 provided by a bank in the PRC, which is secured by a bank deposit of HK$50,000,000 (equivalent to RMB53,070,000) placed with the same bank for working capital purposes. Apart from the above-mentioned bank loans, the Group has no banking facilities as at 30th June 2001. The interest rate is fixed at 5.5575% per annum.

As at 30th June 2001, the Group's gearing ratio was zero. This is based on the division of long term debt by total assets. Additionally, the Group's liquidity ratio is 2.9, reflecting the presence of sufficient financial resources.

The Group's sales are mainly transacted in Renminbi and the books are also recorded in Renminbi. As the Company raised net proceeds equivalent to RMB581,488,000 (i.e. HK$547,850,000) upon its listing during the year, the Group still has large amounts of Hong Kong dollar bank deposits. Since the exchange rate fluctuation between the Hong Kong dollar and Renminbi is very small, the foreign exchange risk is very low and no hedging have been made.

As at 30th June 2001, the Group had outstanding contracted capital commitments amounting to approximately RMB425,859,000 in respect of purchase of fixed assets and research and development expenditure. In addition, as at 30th June 2001, the Group did not have any material contingent liabilities.

The Board of Directors is comfortable that existing financial resources will be sufficient for future expansion plans. If other opportunities arise which require additional funding, the board of directors believes that the Group is in an excellent position to obtain financing on favourable terms.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year ended 30th June, 2001.

Please also refer to the published version of this announcement in the South China Morning Post.

AUDIT COMMITTEE

The audit committee is comprised of two independent non-executive directors, namely, Mr. Wong Kong Chi and Professor Lin Shun Quan. Mr. Wong Kong Chi is the chairman of the audit committee. The audit committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited annual financial statements.

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

On behalf of the Board
Kwok Ho
Chairman
Hong Kong, 15th October 2001

* *for identification purposes only*

CHAODA MODERN AGRICULTURE (HOLDINGS) LIMITED

超大現代農業(控股)有限公司*

(incorporated in the Cayman Islands with limited liability)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the first Annual General Meeting of Chaoda Modern Agriculture (Holdings) Limited (the "Company") will be held at Salon I & II, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong on Tuesday, 11th December 2001 at 10:00 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements, Directors' Report and Auditors' Report for the year ended 30th June 2001.

2. To approve the final dividend for the year ended 30th June 2001.

3. To re-elect the retiring Directors and to authorise the Board of Directors to fix the remuneration of the Directors.

4. To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

5A. **"THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company

during the Relevant Period to procure the Company to repurchase its shares at a price determined by the Directors of the Company;

(c) the aggregate nominal amount of the shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly;

(d) for the purposes of this resolution:

"Relevant Period" means the period from the date of passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or its Articles of Association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the shareholders (the "Shareholders") of the Company in general meeting."

5B. **"THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval granted in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of any option under

the share option scheme of the Company adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries and/or associated companies of options to subscribe for or rights to acquire shares; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with its Articles of Association, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" shall have the same meaning as ascribed to it under the resolution set out in resolution 5A(d) of the notice convening this Meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or stock exchange, in any territory outside the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong")."

5C. **"THAT:**

conditional upon the passing of the resolutions 5A and 5B as set out in the notice convening this Meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and otherwise deal with shares of the Company pursuant to the resolution 5B of the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the Directors of the Company pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to the resolution 5A as set out in the notice convening this Meeting, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution."

6. To transact any other business.

By Order of the Board
Li Chi Fai
Company Secretary
Hong Kong, 29th October 2001

Notes:

1. **The Register of Members of the Company will be closed from 5th December 2001 (Wednesday) to 11th December 2001 (Tuesday), both days inclusive, during which period no transfer of shares in the Company can be registered. In order to qualify for the final dividend, all completed transfer forms together with the relevant share certificates must be lodged with the Company's Hong Kong share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road, Central, Hong Kong not later than 4:00 p.m. on 4th December 2001 (Tuesday).**

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more separate proxies to attend and, on a poll, to vote instead of him. A proxy need not be a Shareholder.

3. To be valid, a form of proxy (which is enclosed herewith) in the prescribed form together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at the Company's principal office in Hong Kong at Room 2705, 27th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjourned Meeting.

4. With respect to the resolution 5A as set out in the notice, approval is being sought from Shareholders for a general mandate to repurchase shares of the Company in compliance with the Listing Rules.

5. With respect to the resolutions 5B and 5C as set out in the notice, approval is being sought from Shareholders for general mandates to be given to the Directors to allot, issue and deal with shares of the Company in accordance with the Listing Rules.

6. An explanatory statement containing the information with respect to the resolution 5A in this notice as set out in appendix of the circular will be sent to the Shareholders.

* *for identification purpose only*

Please also refer to the published version of this announcement in the South China Morning Post.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer, bank manager, solicitor, profe...
or other professional adviser.

If you have sold or transferred all yo...
you should at once hand this circular to t...
or other agent through whom the sale o...
transferee.

The Stock Exchange of Hong Kong Limit... ...of this circular, makes no representation as to its accura... ...expressly disclaims any liability whatsoever for any loss howsoever arising ...or in reliance upon the whole or any part of the contents of this circular.

Exhibit D - Item (14)

CHAODA MODERN AGRICULTURE (HOLDINGS) LIMITED

超大現代農業(控股)有限公司*

(Incorporated in the Cayman Islands with limited liability)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

A letter from the Chairman of Chaoda Modern Agriculture (Holdings) Limited is set out on pages 3 to 5 of this circular. A notice convening the annual general meeting of Chaoda Modern Agriculture (Holdings) Limited to be held on Tuesday, 11th December 2001, Salon I & II, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong at 10:00 a.m., is contained in the Annual Report of the Company.

Whether or not you are able to attend the said meeting, you are requested to complete and return the form of proxy enclosed with the Annual Report of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for holding the said meeting or any adjourned meeting thereof. Completion and return of the form of proxy shall not preclude you from attending and voting at the said meeting or any adjourned meeting should you so desire.

* *for identification purpose only*

29th October 2001

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:-

"Annual General Meeting"	the annual general meeting of the Company to be held on Tuesday, 11th December 2001 at 10:00 a.m., notice of which is contained in the Annual Report;
"Annual Report"	the annual report of the Company for the year ended 30th June 2001;
"associates"	has the meaning ascribed to it under rule 1.01 of the Listing Rules in relation to any director, chief executive or substantial shareholder of any member of the Group;
"Company"	Chaoda Modern Agriculture (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the Stock Exchange;
"connected person"	has the meaning ascribed to it under rule 1.01 of the Listing Rules;
"Directors"	the directors of the Company;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	29th October 2001, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Repurchase Mandate"	a general mandate proposed to be granted to the Directors to exercise all the powers of the Company to repurchase Shares in the manner as set out in the notice of the Annual General Meeting;
"Shareholder(s)"	holders of Shares;
"Share Issue Mandate"	a general mandate proposed to be granted to the Directors to allot, issue and deal with new Shares in the manner as set out in the notice of the Annual General Meeting;
"Shares"	ordinary shares of HK$0.10 each in the issued share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Takeovers Code"	Hong Kong Code on Takeovers and Mergers;
"HK$" and "$"	Hong Kong dollars, the lawful currency of Hong Kong; and
"%"	per cent.

CHAODA MODERN AGRICULTURE (HOLDINGS) LIMITED
超大現代農業(控股)有限公司*

(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Kwok Ho *(Chairman)*
Ip Chi Ming
Chiu Na Lai
Lee Yan

Independent Non-Executive Directors:
Wong Kong Chi
Lin Shun Quan

Registered Office:
P.O. Box 309, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
British West Indies

Principal Office in Hong Kong:
Room 2705, 27th Floor
China Resources Building
26 Harbour Road
Wanchai, Hong Kong

29th October 2001

To the Shareholders:

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Introduction

By written resolutions of the sole shareholder of the Company passed on 23rd November 2000, the Directors were granted a general mandate to allot, issue and deal with the Shares and a general mandate to repurchase the Shares. These mandate will expire at the conclusion of the forthcoming Annual General Meeting. Resolutions will be proposed at the Annual General Meeting to seek Shareholder's approval for the renewal of these general mandates.

The purpose of this circular is to provide you with information regarding the Repurchase Mandate, Share Issue Mandate and extension of Share Issue Mandate to enable you to make an informed decision on whether to vote for or against the proposed ordinary resolutions at the Annual General Meeting.

* *for identification purpose only*

General mandate to issue Shares

An ordinary resolution will be proposed at the Annual General Meeting which, if passed, will give the Directors a general mandate to allot, issue and deal with new Shares at any time until the next annual general meeting of the Company following the passing of the resolution or such earlier date as stated in the resolution representing up to 20% of the aggregate nominal amount of the issued share capital of the Company at the date of passing the resolution.

In addition, if the Repurchase Mandate is granted, an ordinary resolution will be proposed at the Annual General Meeting providing that any Shares repurchased under the Repurchase Mandate (up to maximum of 10% of the issued shares as at the date of the granting of the Repurchase Mandate) will be added to the total number of Shares which may be allotted and issued under the Share Issue Mandate.

General mandate to repurchase Shares

An ordinary resolution will be proposed at the Annual General Meeting which, if passed, will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares at any time until the next annual general meeting of the Company following the passing of the resolution or such earlier date as stated in the resolution up to maximum of 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing the resolution.

An explanatory statement as required under the Listing Rules to provide the requisite information regarding the Repurchase Mandate is set out in Appendix to this circular.

Annual General Meeting

The notice of Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the Repurchase Mandate, Share Issue Mandate and the extension of the Share Issue Mandate, is set out in the Annual Report accompanying this circular.

A form of proxy is enclosed with the Annual Report for use at the Annual General Meeting. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for holding the Annual General Meeting. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the Annual General Meeting should you so desire.

Recommendation

The Directors consider that the grant of the Repurchase Mandate, Share Issue Mandate and the extension of the Share Issue Mandate are in the best interests of the Company. Accordingly, the Directors recommend you to vote in favour of the ordinary resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
By Order of the Board
Kwok Ho
Chairman

This explanatory statement contains the information required under Rule 10.06(1)(b) of the Listing Rules. Its purpose is to provide Shareholders with information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolution approving the Repurchase Mandate.

1. **Share Capital**

As at the Latest Practicable Date, the issued and fully-paid share capital of the Company was 1,600,000,000 Shares.

Subject to the passing of the ordinary resolution granting the Repurchase Mandate and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 160,000,000 Shares.

2. **Reasons for Repurchases**

The Directors believe that the Repurchase Mandate is in the best interests of the Company and the Shareholders. Whilst it is not possible to anticipate in advance any specific circumstance in which the Directors might think it appropriate to repurchase Shares, they believe that an ability to do so would give the Company additional flexibility that would be beneficial to the Company and the Shareholders as such repurchases may, depending on market conditions and funding arrangements at that time, lead to an enhancement of the net asset value per Share and/or earnings per Share. Shareholders can be assured that the Directors would only make such purchases in circumstances where they consider them to be in the best interests of the Company and the Shareholders.

3. **Funding of Repurchases**

In making repurchases, the Company may only apply funds legally available for such purposes in accordance with its memorandum and articles of association and the laws of the Cayman Islands.

On the basis of the consolidated financial position of the Company as at 30th June 2001 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position of the Company at that time and the number of issued Shares now in issue, the Directors consider that there might be a material adverse impact on the working capital position but that there would not be any material adverse impact on the gearing position of the Company in the event that repurchases of all the Shares, the subject of the Repurchase Mandate, were to be carried out in full during the period of the Repurchase Mandate. No repurchase would be made in circumstances that would have a material adverse impact on the working capital position of the Company (as compared with the position disclosed in the latest published audited financial statements as at 30th June 2001).

4. **Prices of Shares**

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous ten months since the date of listing and preceding the Latest Practicable Date were as follows:

	Price per Share	
	Highest traded price	**Lowest traded price**
	HK$	*HK$*
December 2000	1.800	1.070
January 2001	1.340	1.080
February 2001	1.340	0.930
March 2001	1.410	1.210
April 2001	1.740	1.340
May 2001	2.125	1.540
June 2001	2.150	1.700
July 2001	2.025	1.770
August 2001	2.075	1.650
September 2001	2.275	1.790

5. **Undertaking**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules, the memorandum and articles of association of the Company and the laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company in the event that the Repurchase Mandate is approved by the Shareholders.

No connected persons have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Mandate is granted by the Shareholders.

6. **Hong Kong Code on Takeovers and Mergers**

If a Shareholder's proportionate interest in the voting capital of the Company increases as a result of a share repurchase, such increase will be treated as an acquisition for the purposes of the Takeovers Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a general offer for shares under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Mr. Kwok Ho had, together with his associates, direct and/or deemed interests in Shares representing approximately 60.375% of the issued share capital of the Company. To the best of the knowledge and belief of the Company, Mr. Kwok Ho, together with his associates, is the only person beneficially interested in Shares representing 10% or more of the issued share capital of the Company.

In the event that the Directors exercised in full the power to repurchase Shares which is proposed to be granted pursuant to resolution 5A set out in the notice convening the Annual General Meeting, the direct and/or deemed shareholdings of Mr. Kwok Ho, together with his associates, in the Company would be increased to approximately 67.08% of the issued share capital of the Company. The Directors believe that such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

7. Share repurchases made by the Company

The Company has not purchased any of its Shares during the six months preceding the date of this circular.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之超大現代農業(控股)有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或經手買賣或轉讓之銀行或股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHAODA MODERN AGRICULTURE (HOLDINGS) LIMITED
超大現代農業(控股)有限公司*

(在開曼群島註冊成立的有限公司)

發行及購回股份之一般授權

超大現代農業(控股)有限公司主席發出之函件載於本通函第3至第5頁。本公司將於二零零一年十二月十一日(星期二)上午十時正假座香港港灣道1號君悦酒店君悦廳 I & II舉行超大現代農業(控股)有限公司股東週年大會，大會通告載於本公司之年報內。

無論　閣下能否親身出席大會，務請根據於本公司年報隨附之代表委任表格上印備之指示儘快填妥及交回該表格，惟在任何情況下，最遲須於指定舉行大會或其任何續會時間前48小時交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會，並於會上投票。

二零零一年十月二十九日

* 僅供識別

目　錄

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	於二零零一年十二月十一日(星期二)上午十時正召開的本公司股東週年大會，其通告已載於年報內；
「年報」	指	本公司截至二零零一年六月三十日止年度的年報；
「聯繫人」	指	上市規則第1.01條就有關本集團任何成員公司的任何董事、行政總裁或主要股東所賦予的涵義；
「本公司」	指	超大現代農業(控股)有限公司，一間在開曼群島註冊成立的有限公司，其證券在聯交所上市；
「關連人士」	指	上市規則第1.01條所賦予的涵義；
「董事」	指	本公司董事；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	二零零一年十月二十九日，即在本通函付印前確定本通函所載若干資料的最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「購回授權」	指	擬授予董事一項可行使本公司所有權力，以根據載於股東週年大會通告的方式購回股份之購回授權；
「股東」	指	股份持有人；
「股份發行授權」	指	擬授予董事一項可以根據載於股東週年大會通告的方式配發、發行及買賣新股之股份發行授權；
「股份」	指	本公司股本中每股面值0.10港元的普通股；
「聯交所」	指	香港聯合交易所有限公司；

「收購守則」	指	香港公司收購及合併守則；
「港元」	指	香港法定貨幣港元；及
「%」	指	百分比。

CHAODA MODERN AGRICULTURE (HOLDINGS) LIMITED
超大現代農業（控股）有限公司*

（在開曼群島註冊成立的有限公司）

執行董事：
郭浩（主席）
葉志明
趙娜麗
李延

獨立非執行董事：
黃廣志
林順權

註冊辦事處：
P.O. Box 309, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
British West Indies

香港主要辦事處：
香港灣仔
港灣道26號
華潤大廈
27樓2705室

敬啟者：

發行及購回股份之一般授權

緒言

按二零零零年十一月二十三日通過本公司唯一股東的書面決議案，董事會已獲一項配發、發行及買賣股份的一般授權及一項購回股份的一般授權。該等授權將於本公司應屆股東週年大會結束時屆滿。本公司將於股東週年大會上提呈多項決議案，以尋求股東批准延續該等一般授權。

本通函旨在向　閣下提供有關購回授權、發行股份授權及延續發行股份授權的資料，讓　閣下可在知情的情況下，就是否在股東週年大會上投票贊成或反對各項提呈之普通決議案作出決定。

* 僅供識別

發行股份之一般授權

本公司將於股東週年大會上提呈一項普通決議案，倘該決議案獲通過，董事將獲授予一項一般授權，可於通過該決議案後至本公司下屆股東週年大會或載於該決議案之較早日期止，隨時配發、發行及買賣最多佔該決議案通過當日本公司已發行股本總面值20%之新股份。

此外，倘授出購回授權，本公司將於股東週年大會上提呈一項普通決議案，議決根據該購回授權購回的任何股份(最多佔授出購回授權當日已發行股份10%)加入根據發行股份授權可予配發及發行的股份總數內。

購回股份之一般授權

本公司將於股東週年大會上提呈一項普通決議案，倘該決議案獲通過，董事將獲授予一般及無條件授權行使本公司權力，可於通過該決議案後至本公司下屆股東週年大會或載於該決議案之較早日期止，隨時購回最多佔該決議案通過當日本公司已發行股本總面值10%之股份。

根據上市規則規定就購回授權提供所需資料的説明函件載於本通函附錄內。

股東週年大會

股東週年大會通告載於本通函隨附的年報內；該通告載有(其中包括)批准購回授權、發行股份授權及延續發行股份授權的普通決議案。

年報隨附一份供股東週年大會使用的代表委任表格。無論　閣下能否親身出席大會，務請根據代表委任表格上印備之指示儘快填妥及交回該表格，惟在任何情況下，最遲須於指定舉行股東週年大會時間前48小時交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會，並於會上投票。

建議

董事認為授出購回授權、發行股份授權及延續發行股份授權乃符合本公司的最佳利益。因此，董事建議 閣下投票贊成將於股東週年大會上提呈的各項普通決議案。

此致

列位股東 台照

承董事會命
主席
郭浩

二零零一年十月二十九日

本說明函件載有根據上市規則第10.06(1)(b)條規定須予提供的資料。本說明函件旨在向股東提供合理需要的資料，以便彼等在知情的情況下，就是否投票贊成或反對批准購回授權之決議案作出決定。

1. 股本

於最後實際可行日期，本公司已發行及已繳足的股本為1,600,000,000股股份。

在授出購回授權的普通決議案獲通過的情況下，且假設於股東週年大會前並無進一步發行或購回股份，本公司可根據購回授權購回最多達160,000,000股股份。

2. 購回股份的理由

董事會深信購回授權乃符合本公司及其股東的最佳利益。雖然無法事先預料董事會認為適宜購回股份的任何具體情況，但各董事深信有關權力將會給予本公司更大的靈活性，對本公司及其股東均有利，皆因該等購回(視乎當時的市況及資金安排)可提高每股資產淨值及／或每股盈利。股東毋須擔心，董事會僅在彼等認為購回乃符合本公司及其股東的最佳利益的情況下才會作出該等購回。

3. 購回股份之資金

本公司只會根據公司大綱、組織章程細則及開曼群島法律動用可合法撥作該用途的資金進行購回。

根據本公司於二零零一年六月三十日(即本公司完成編製最近期刊發的經審計財務報表之日)的綜合財務狀況，尤其是本公司當時的營運資金狀況及現已發行股份的數目，董事認為假如在購回授權期間內因全面行使購回授權而購回所有股份，營運資金狀況可能受到重大不利影響，惟本公司的資本負債比率將不會受到任何重大不利影響。倘購回對本公司的營運資金狀況會產生重大不利影響(相對於二零零一年六月三十日最近期刊發的經審計財務報表所披露的狀況而言)，則購回將不會進行。

4. **股份價格**

股份自上市之日以來及於最後實際可行日期前十個月內每個月在聯交所買賣的最高及最低成交價如下：

	每股價格	
	最高成交價	最低成交價
	港元	港元
二零零零年十二月	1.800	1.070
二零零一年一月	1.340	1.080
二零零一年二月	1.340	0.930
二零零一年三月	1.410	1.210
二零零一年四月	1.740	1.340
二零零一年五月	2.125	1.540
二零零一年六月	2.150	1.700
二零零一年七月	2.025	1.770
二零零一年八月	2.075	1.650
二零零一年九月	2.275	1.790

5. **承諾**

董事會已向聯交所承諾，在儘可能適用情況下，彼等將會根據上市規則、本公司之公司大綱、組織章程細則及開曼群島法律，依照購回授權行使本公司權力進行購回。

各董事及(就董事在作出一切合理查詢後所知)彼等的聯繫人現時並無意在購回授權獲股東批准後出售股份予本公司。

關連人士概無知會本公司，表示彼等現時有意在股東授予購回授權後出售股份予本公司或其附屬公司或已承諾不將之出售予本公司或其附屬公司。

6. **香港公司收購及合併守則**

倘購回股份導致股東在本公司有投票權股本所佔之權益比例有所增加，就收購守則而言，該等增加將視作收購事項。倘該等增加導致控制權出現變動，在若干情況下可能產生按照收購守則第26條提出強制性收購股份建議之責任。

於最後實際可行日期，郭浩先生（連同其聯繫人）直接及／或被視為擁有的股份權益佔本公司已發行股本約60.375%。就本公司所知及所確信，只有郭浩先生（連同其聯繫人）實益擁有股份權益佔本公司已發行股本10%或以上。

倘董事根據股東週年大會通告第5A項決議案所載建議授出的權力全面購回股份，郭浩先生（連同其聯繫人）直接及／或被視為擁有的股份權益將會增加至佔本公司已發行股本約67.08%。董事深信該項增加將不會產生按照收購守則第26條提出強制性收購建議之責任。

7. **本公司購回股份**

本公司於本通函發出之日期前六個月內並無購回其任何股份。

Listed Companies News

CHAODA MODERN<00682> - Suspension of Trading

At the request of Chaoda Modern Agriculture (Holdings) Limited (the "Company"), trading in its shares will be suspended with effect from 10:00 a.m. today (7/11/2001) pending an announcement in relation to a proposed share placement exercise of the Company.

The ann disc who nsibility for the contents of this or completeness and expressly ing from or in reliance upon the

Exhibit D - Item (16)

02 JAN 16 AM 8:47

CHAODA MODERN AGRICULTURE (HOLDINGS) LIMITED

超大現代農業(控股)有限公司*

(incorporated in the Cayman Islands with limited liability)

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

Placing Agent

ICEA
A subsidiary of ICBC

The Placing Agreement was entered into on 7 November 2001 pursuant to which the Placing Agent has agreed to place, on a best endeavours basis, 223,000,000 existing Shares (and subject to the exercise of the Tranche 2 Option, a maximum of 97,000,000 additional existing Shares) held by the Vendor. The Placing will be made to not less than six independent professional, institutional and other investors at the Placing Price of HK$2.30 per Share. The Placing Price is determined after arms length negotiations amongst the Vendor, the Company and the Placing Agent. The Placing Agent has indicated that it intends to exercise the Tranche 2 Option.

On the same date, the Subscription Agreement was also entered into pursuant to which the Vendor will subscribe for such number of new Shares as is equivalent to the number of existing Shares placed under the Tranche 1 Placing (up to a maximum of 223,000,000 new Shares) together with such number of new Shares as is equivalent to the additional number of existing Shares placed under the Tranche 2 Placing upon the exercise of the Tranche 2 Option (up to a maximum of 97,000,000 new Shares), in both cases, at the Subscription Price of HK$2.30 per Share. The Subscription is conditional upon the granting of the listing of, and permission to deal in, the Subscription Shares by the Listing Committee of the Stock Exchange and completion of the Placing. Application will be made to the Listing Committee of the Stock Exchange for the granting

of listing of, and permission to deal in, the Subscription Shares.

As at the date of this announcement, the Vendor holds approximately 60.375% of the existing issued capital of the Company. Assuming the Tranche 1 Placing is completed in full and the Tranche 2 Option is not exercised, the Vendor will hold approximately 52.990% of the issued share capital of the Company as enlarged by the completion of the Subscription. Assuming the Tranche 1 Placing is completed in full and the Tranche 2 Option is exercised in full, the Vendor will hold approximately 50.313% of the issued share capital of the Company as enlarged by the completion of the Subscription.

Assuming the Tranche 1 Placing is completed in full and the Tranche 2 Option is not exercised, the net proceeds from the Subscription are estimated to be approximately HK$500 million. Assuming the Tranche 1 Placing is completed in full and the Tranche 2 Option is exercised in full, the additional net proceeds from the Subscription are estimated to be approximately HK$218 million. It is the intention of the Directors to use such net proceeds from the Subscription in the manner as set out in the paragraph headed "Reasons for the Placing and the Subscription and use of proceeds" below.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 10:00 a.m. on 7 November 2001 pending the release of this announcement. Application will be made by the Company to the Stock Exchange for trading in the Shares to resume with effect from 10:00 a.m. on 8 November 2001.

THE PLACING

Date of the Placing Agreement: 7 November 2001

Vendor: Kailey Investment Limited, the controlling shareholder of the Company and a limited liability company which is beneficially owned as to 90% by Mr. Kwok Ho and as to 10% by Madam Chiu Na Lai (Mr. Kwok Ho's spouse) as to 10%. Mr. Kwok Ho and Madam Chiu Na Lai are both executive Directors. Kailey Investment Limited currently holds 966,000,000 existing Shares, representing approximately 60.375% of the existing issued share capital of the Company. Number of Placing Shares:

Tranche 1 Placing

The Placing Agent has agreed to place, on a best endeavours basis, 223,000,000 existing Shares held by the Vendor, representing approximately 13.937% of the existing issued share capital of the Company or approximately 12.233% of the issued share capital of the Company as enlarged by the Subscription (assuming the Tranche 2 Option is not exercised).

	Tranche 2 Placing The Vendor has granted the Tranche 2 Option to the Placing Agent, exercisable from the date of the Placing Agreement up to 5:00 p.m. on 16 November 2001, pursuant to which the Placing Agent may require the Vendor to sell, at a maximum, an additional 97,000,000 existing Shares at the Placing Price in one or more transactions by way of placement with the placees. If the Tranche 2 Option is exercised in full, the total of 320,000,000 Placing Shares will represent approximately 20% of the existing issued share capital of the Company or approximately 16.667% of the issued share capital of the Company as enlarged by the Subscription. The Placing Agent has indicated that it intends to exercise the Tranche 2 Option. A further announcement will be made if the Tranche 2 Option is exercised.
Placing Price:	HK$2.30 per Share, which represents a discount of approximately 10.68% to the closing price of HK$2.575 per Share quoted on the Stock Exchange on 6 November 2001, the latest trading day prior to the suspension of trading in the Shares on the Stock Exchange on 7 November 2001 and a discount of approximately 6.41% to the average closing price of the Shares of approximately HK$2.4575 per Share over the last ten consecutive trading days up to and including 6 November 2001. The Placing Price is determined after arms length negotiations amongst the Vendor, the Company and the Placing Agent.
Rights:	The Placing Shares will be sold free of any third party rights. The placees will receive all dividends and distributions declared, made or paid after completion of the Placing (including the final dividend of HK$0.073 per Share proposed by the Directors for the year ended 30 June 2001).
Placees:	Not less than six independent placees (which will be professional, institutional and other investors)
Placing Agent:	ICEA
Independence of placees and the Placing Agent:	The placees and the Placing Agent are independent of and not connected or acting in concert with the Company, any of the directors, chief executive, substantial shareholders of the Company or any of its subsidiaries, or any of their respective associates (as defined in the Listing Rules).
Conditions of the Placing:	The placing is unconditional.

Completion of Placing:	Completion of the Tranche 1 Placing is expected to take place on or before 12 November 2001. If the Tranche 2 Option is exercised, completion of the Tranche 2 Placing is expected to take place within 14 days from the date of the Placing Agreement.

THE SUBSCRIPTION

Date of the Subscription Agreement:	7 November 2001
Subscriber:	Kailey Investment Limited
Number of Subscription Shares:	Such number of new Shares as is equivalent to the number of Shares placed under the Tranche 1 Placing (up to a maximum of 223,000,000 new Shares), and such number of new Shares as is equivalent to the additional number of Shares placed under the Tranche 2 Placing upon the exercise of the Tranche 2 Option (up to a maximum of 97,000,000 additional new Shares). Assuming the Tranche 1 Placing is completed in full and the Tranche 2 Option is not exercised, the Vendor will subscribe for 223,000,000 new Shares, representing approximately 13.937% of the existing issued share capital of the Company and approximately 12.233% of the issued share capital of the Company as enlarged by the Subscription. Assuming the Tranche 1 Placing is completed in full and the Tranche 2 Option is exercised in full, the Vendor will be required to subscribe for an additional 97,000,000 new Shares and hence, a total of 320,000,000 new Shares, representing approximately 20% of the existing issued share capital of the Company and approximately 16.667% of the issued share capital of the Company as enlarged by the Subscription.
Subscription Price:	HK$2.30 per Share, which is equivalent to the Placing Price. The Company will pay the costs and expenses relating to the Subscription.
General mandate to issue new Shares:	The Subscription Shares will be issued under the general mandate granted to the Directors pursuant to a resolution passed by the shareholders of the Company on 23 November 2000.

Ranking:	The Subscription Shares, when fully paid, will rank equally in all respects among themselves and with all the existing Shares of the Company in issue as at the date of the allotment and issue of the Subscription Shares.
Conditions and completion of the Subscription:	The Subscription by the Vendor of up to 223,000,000 Subscription Shares (to be subscribed for in conjunction with the Tranche 1 Placing) is conditional upon: (i) completion of the Tranche 1 Placing; and (ii) the granting of the listing of, and permission to deal in, such Subscription Shares by the Listing Committee of the Stock Exchange. The Subscription of up to 97,000,000 additional Subscription Shares (to be subscribed for in conjunction with the Tranche 2 Placing upon the exercise of the Tranche 2 Option) is conditional upon: (i) completion of the Tranche 2 Placing; and (ii) the granting of the listing of, and permission to deal in, such Subscription Shares by the Listing Committee of the Stock Exchange. In any event, the above conditions must be satisfied within 14 days from the date of the Placing Agreement, or such other date as the parties may agree. If any portion of the Subscription is not completed within 14 days from the date of the Placing Agreement, the Company is required to comply with the relevant connected transaction requirements of the Listing Rules.
Application for listing:	Application will be made to the Listing Committee for the granting of the listing of, and permission to deal in, the Subscription Shares.

EFFECT OF THE PLACING AND THE SUBSCRIPTION

Effects on the shareholding structure of the Company pursuant to the Placing and the Subscription are as follows:

	Existing		Immediately after completion of the Tranche 1 Placing in full but with no exercise of the Tranche 2 Option and prior to the completion of the relevant Subscription		Immediately after completion of the Tranche 1 Placing in full but with no exercise of Tranche 2 Option, and completion of the relevant Subscription		Immediately after completion of the Tranche 1 Placing in full and exercise in full of the Tranche 2 Option but prior to the completion of the relevant Subscription		Immediately after completion of the Tranche 1 Placing in full and exercise in full of the Tranche 2 Option, and completion of the relevant Subscription	
	Number of Shares		Number of Shares		Number of Shares		Number of Shares		Number of Shares	
	('000)	%	*('000)*	%	*('000)*	%	*('000)*	%	*('000)*	%
Vendor	966,000	60.375	743,000	46.438	966,000	52.989	646,000	40.375	966,000	50.312
Placees	--	--	223,000	13.937	223,000	12.233	320,000	20.000	320,000	16.667
Public	634,000	39.625	634,000	39.625	634,000	34.778	634,000	39.625	634,000	33.021
Total	1,600,000	100.000	1,600,000	100.000	1,823,000	100.000	1,600,000	100.000	1,920,000	100.000

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

The Directors consider that the Placing and the Subscription represent a good opportunity to raise equity capital for the future business development of the Company and its subsidiaries and to broaden the shareholder base and capital base of the Company.

Assuming the Tranche 1 Placing is completed in full and the Tranche 2 Option is not exercised, the net proceeds from the Subscription are estimated to be approximately HK$500 million. It is the intention of the Directors to use such net proceeds in the manner set out below:

- as to approximately HK$7 million for further investment in New Asia Global Limited;
- as to approximately HK$193 million for the establishment of related irrigation and infrastructural facilities on the farmlands in Nanjing Municipality;
- as to approximately HK$200 million for the establishment of retail green stalls selling organic and green vegetables and fruits and the expansion of retail network in Shanghai; and

- as to approximately HK$100 million for the long-term lease of farmlands in Beijing Municipality and nearby regions, and the establishment of related irrigation and infrastructural facilities on those farmlands.

Assuming the Tranche 1 Placing is completed in full and the Tranche 2 Option is exercised in full (and hence, a maximum of 320,000,000 new Shares are subscribed for by the Vendor pursuant to the Subscription), the Company will receive additional net proceeds of HK$218 million, and aggregate net proceeds from the Subscription estimated to be approximately HK$718 million. It is the intention of the Directors to use such additional net proceeds from the Subscription in conjunction with the Tranche 2 Placing in the manner set out below:

- as to approximately HK$158 million for further establishment of irrigation and infrastructure facilities on farmlands in Nanjing and Beijing Municipality;

- as to approximately HK$60 million for further expansion of the retail network in Shanghai.

RESUMPTION OF TRADING IN SHARES

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 10:00 a.m. on 7 November 2001 pending the release of this announcement. Application will be made by the Company to the Stock Exchange for trading in the Shares to resume with effect from 10:00 a.m. on 8 November 2001.

DEFINITIONS

"Company" :	Chaoda Modern Agriculture (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability and the Shares of which are listed on the Stock Exchange
"Director(s)" :	The directors of the Company
"Listing Committee" :	The Listing Committee of the Stock Exchange
"Listing Rules" :	The Rules Governing the Listing of Securities on the Stock Exchange
"Placing" :	The placing of the Placing Shares by the Placing Agent, on a best endeavours basis, on behalf of the Vendor pursuant to the Placing Agreement

"Placing Agent" :	ICEA Capital Limited, the placing agent of the Placing and a registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Placing Agreement" :	The placing agreement entered into on 7 November 2001 between the Vendor, the Company and the Placing Agent in relation to the Placing
"Placing Price" :	HK$2.30 per Placing Share
"Placing Shares" :	The Tranche 1 Placing Shares and the Tranche 2 Placing Shares
"Share(s)" :	Share(s) of nominal value HK$0.10 each in the capital of the Company
"Stock Exchange" :	The Stock Exchange of Hong Kong Limited
"Subscription" :	The subscription for the Subscription Shares by the Vendor pursuant to the Subscription Agreement
"Subscription Agreement" :	The subscription agreement entered into on 7 November 2001 between the Company and the Vendor in relation to the Subscription
"Subscription Price" :	HK$2.30 per Subscription Share
"Subscription Shares" :	New Shares to be subscribed for by the Vendor in such number as is equivalent to the number of Placing Shares sold under the Placing Agreement
"Tranche 2 Option" :	The option granted by the Vendor to the Placing Agent, exercisable from the date of the Placing Agreement up to 5:00 p.m. on 16 November 2001, pursuant to which the Placing Agent may require the Vendor to sell, at a maximum, an additional 97,000,000 existing Shares at the Placing Price in one or more transactions by way of placement with placees
"Tranche 1 Placing" :	The placing of the Tranche 1 Placing Shares, on a best endeavours basis, under the Placing Agreement

"Tranche 1 Placing Shares" :	A maximum of 223,000,000 Shares to be placed under the Placing Agreement
"Tranche 2 Placing" :	Upon exercise of the Tranche 2 Option, the placing of the Tranche 2 Placing Shares, on a best endeavours basis, under the Placing Agreement
"Tranche 2 Placing Shares" :	A maximum of 97,000,000 to be placed under the Tranche 2 Placing
"Vendor" :	Kailey Investment Limited, the controlling shareholder of the Company and a limited liability company which is beneficially owned as to 90% by Mr. Kwok Ho and as to 10% by Madam Chiu Na Lai (Mr. Kwok Ho's spouse)

By order of the Board
Chaoda Modern Agriculture (Holdings) Limited
Kwok Ho
Chairman
Hong Kong, 7 November 2001

* *For identification purposes only*

This announcement is not an offer of securities for sale in the United States, the Shares may not be offered or sold in the United States absent registration or an exemption from registration, and if any public offering of Shares is made in the United States, such offer will be by means of a prospectus that may be obtained from the Company that will contain detailed information about the Company and management, as well as financial statements.

Please also refer to the published version of this announcement in the South China Morning Post.

Exhibit D - Item (17)

02 JAN 16 AM 8:47

CHAODA MODERN AGRICULTURE (HOLDINGS) LIMITED

超大現代農業(控股)有限公司*

(incorporated in the Cayman Islands with limited liability)

EXERCISE OF THE TRANCHE 2 OPTION

Placing Agent

ICEA
A subsidiary of ICBC

The board of Directors ("Board") announces that the Tranche 2 Option granted by the Vendor to the Placing Agent pursuant to the Placing Agreement was exercised in full on 8 November 2001 and accordingly, an additional 97,000,000 Shares were sold and placed to not less than six independent professional, institutional and other investors. Pursuant to the exercise of the Tranche 2 Option, the Vendor will subscribe for the same number of new Shares to be allotted and issued by the Company under the Subscription Agreement, and accordingly, the Company will receive an additional net proceeds of approximately HK$218 million.

In addition, the Board has noted the increase in the trading volume of the Company's shares on the Stock Exchange today. The Board wishes to advise that, save for the Placing as disclosed in this announcement and the announcement dated 7 November 2001, it is not aware of any reasons for such increase.

Reference is made to the announcement of the Company dated 7 November 2001 in relation to the Placing of a maximum of 320,000,000 Shares and topping up Subscription for new Shares in such number as is equivalent to the number of Shares placed under the Placing. Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the announcement of the Company dated 7 November 2001.

The Board announces that pursuant to the Tranche 2 Option granted by the Vendor to the Placing Agent under the Placing Agreement, the Placing Agent exercised in full the Tranche 2 Option on

8 November 2001 and accordingly, an additional 97,000,000 Shares were sold and placed to not less than six professional, institutional and other investors which are independent of and not connected with the Company, the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules). Pursuant to the exercise in full of the Tranche 2 Option, the Vendor will subscribe for the same number of Shares placed under the Tranche 2 Placing (together with the 223,000,000 Subscription Shares subscribed by the Vendor in conjunction with the Tranche 1 Placing, representing approximately 20% of the issued share capital of the Company immediately prior to the Placing and approximately 16.667% of the issued share capital of the Company as enlarged by the Subscription) to be allotted and issued under the Subscription Agreement and accordingly, the Company will receive an additional net proceeds of approximately HK$218 million. Such additional new proceeds together with the net proceeds raised through the allotment and issue of the 223,000,000 Subscription Shares in conjunction with the Tranche 1 Placing, are intended to be used for long-term lease of farmlands in Beijing Municipality and nearby regions, the establishment of irrigation and infrastructural facilities on the farmlands in Nanjing and Beijing Municipality; further investment in New Asia Global Limited and the establishment of retail green stalls selling organic and green vegetables and fruits and the expansion of retail network in Shanghai, as stated in the Company's announcement dated 7 November 2001.

Completion of the Subscription (inclusive of the additional 97,000,000 Subscription Shares to be allotted and issued in conjunction with the Tranche 2 Placing pursuant to the exercise in full of the Tranche 2 Option) is expected to be on or before 21 November 2001, being the 14th day from the date of the Subscription Agreement.

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

The following statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Board has noted the increase in the trading volume of the Company's shares on the Stock Exchange today. The Board wishes to advise that, save for the Placing as disclosed in this announcement and the announcement dated 7 November 2001, it is not aware of any reasons for such increase.

The Board also confirms that, save for the Placing as disclosed in this announcement and the announcement dated 7 November 2001, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
Chaoda Modern Agriculture (Holdings) Limited
Kwok Ho
Chairman
Hong Kong, 8 November 2001

* *For identification purposes only*

This announcement is not an offer of securities for sale in the United States, the Shares may not be offered or sold in the United States absent registration or an exemption from registration, and if any public offering of Shares is made in the United States, such offer will be by means of a prospectus that may be obtained from the Company that will contain detailed information about the Company and management, as well as financial statements.

Please also refer to the published version of this announcement in the Hong Kong iMail.